Form 20-F
period 2018-12-31
Mereo Biopharma Group plc
filed 2019-04-29
CIK 1719714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

1 Cavendish Place

4th Floor

London, W1G 0QF

United Kingdom

Tel: +44-333-023-7300

(Address of principal executive offices)

Charles Sermon, General Counsel

Tel: +44-333-023-7300

Email: cs@mereobiopharma.com

1 Cavendish Place

4th Floor

London, W1G 0QF

United Kingdom

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing five ordinary shares, nominal value of £0.003 per share	The Nasdaq Stock Market LLC
Ordinary Shares, nominal value of £0.003 per share*	The Nasdaq Stock Market LLC

*

Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the U.S. Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2018 was:

Title of each class	Number of Shares Outstanding at December 31, 2018
Ordinary shares, nominal value of £0.003 per share	71,240,272

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company (as defined in Rule 12b-2 of the Act).

Large Accelerated Filer  ☐                  Accelerated Filer  ☐                   Non-accelerated Filer  ☒

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

CERTAIN DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” are to our American Depositary Shares, each of which represents five ordinary shares of Mereo BioPharma Group plc;

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;

•	“FDA” are to the United States Food and Drug Administration;

•	“Mereo,” the “Company,” “we,” “our,” “ours,” “us” or similar terms are to Mereo BioPharma Group plc, together with its subsidiaries;

•

the “Merger” are to the merger of Mereo MergerCo One Inc. and OncoMed Pharmaceuticals, Inc., with OncoMed Pharmaceuticals, Inc. surviving as a wholly-owned subsidiary of Mereo US Holdings Inc., and as an indirect wholly-owned subsidiary of Mereo BioPharma Group plc;

•

the “Merger Agreement” are to the Agreement and Plan of Merger and Reorganization, dated December 5, 2018, by and among Mereo BioPharma Group plc, Mereo US Holdings Inc., Mereo MergerCo One Inc. and OncoMed Pharmaceuticals, Inc.;

•	“ordinary shares” are to our ordinary shares, each of £0.003 nominal value;

•	“SEC” are to the United States Securities and Exchange Commission;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“$,” “USD,” “US$” and “U.S. dollar” are to the United States dollar; and

•	“£,” “GBP,” “pound sterling,” “pence” and “p” are to the British pound sterling (or units thereof).

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 2016, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 (our “audited consolidated financial statements”), prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Our financial information is presented in pound sterling. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

This annual report contains translations of certain pound sterling amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the pound sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pound sterling at an exchange rate of £0.7853 to US$1.00, the exchange rate for pound sterling on December 31, 2018. On April 23, 2019, this exchange rate was £0.7688 to US$1.00.

USE OF TRADEMARKS, SERVICE MARKS AND TRADENAMES

“Mereo,” the Mereo logo and other trademarks, trade names or service marks of Mereo appearing in this annual report are the property of Mereo. This Form 20-F also contains trade names, trademarks and service marks of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

This annual report contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. All trademarks, service marks, and trade names appearing in this annual report are, to Mereo’s knowledge, the property of their respective owners. Mereo does not intend its use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of Mereo by, any other companies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements (including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “foresee,” “should,” “plan,” “intend,” “estimate,” “would,” “may,” “outlook,” and “potential,” among others. The absence of these words, however, does not mean that the statements are not forward-looking.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding intent, belief or current expectations. Forward-looking statements are based on the current beliefs and assumptions of the management of Mereo and on information currently available to such management. While the management of Mereo believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments will be as anticipated. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	the development of our product candidates, including statements regarding the expected initiation, timing, progress, and availability of data from our clinical trials;

•	the potential attributes and benefits of our product candidates and their competitive position;

•	our ability to successfully commercialize, or enter into strategic relationships with third parties to commercialize, our product candidates, if approved;

•	our estimates regarding expenses, future revenues, capital requirements, and our need for additional financing;

•	our being subject to ongoing regulatory obligations if our products secure regulatory approval;

•	our reliance on third parties to conduct our clinical trials and on third-party suppliers to supply or produce our product candidates;

•	the patient market size of any diseases and market adoption of our products by physicians and patients;

•	our ability to obtain and maintain adequate intellectual property rights and adequately protect and enforce such rights;

•	the duration of our patent portfolio;

•	our ability to retain key personnel and recruit additional qualified personnel;

•	our ability to manage growth;

•	our ability to successfully integrate and realize the benefits of our past or future strategic acquisitions or investments, including our merger with OncoMed Pharmaceuticals, Inc. (“OncoMed”); and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors”.

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

PART ONE

Item 1.	Identity of Directors, Senior Management And Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

3.A. Selected Financial Data

The selected historical consolidated financial information for the years ended December 31, 2016, 2017 and 2018 and the selected statements of financial position data as of December 31, 2016, 2017 and 2018 have been derived from, and should be read in conjunction with, the audited consolidated financial statements of Mereo BioPharma Group plc and notes thereto appearing elsewhere in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

We have not included selected historical consolidated financial data for the years ended December 31, 2015 and 2014 in the table below as we qualify as an emerging growth company (an “Emerging Growth Company”) as defined in Section 2(a)(19) of the Securities Act, we make use of an accommodation for reduced reporting.

Consolidated Statements of Comprehensive Loss Data

	Year Ended December 31,
	2016	2017	2018
	(in thousands of pounds, except per ordinary share data)
Consolidated Statement of Comprehensive Loss Data:
Research and development expenses	(24,563)	(34,607)	(22,704)
General and administrative expenses	(11,617)	(10,697)	(12,505)

Operating loss	(36,180)	(45,304)	(35,208)
Finance income	375	827	307
Finance charge	(180)	(1,090)	(2,361)
Net foreign exchange gain/(loss)	2,263	(1,384)	(44)

Net loss before tax	(33,722)	(46,951)	(37,306)
Taxation	5,331	8,152	5,277

Loss attributable to equity holders of Mereo	(28,391)	(38,799)	(32,029)

Total comprehensive loss attributable to equity holders of Mereo	(28,391)	(38,799)	(32,029)

Basic and diluted loss per ordinary share	(0.63)	(0.56)	(0.45)

Consolidated Statements of Financial Position Data

	As of December 31,
	2016		2017		2018
	(in thousands of pounds)
Consolidated Balance Sheets Data:
Cash and short-term deposits and short-term investments	53,578		52,545		27,541
Total assets	86,765		96,335		67,276
Issued capital	193		213		214
Share premium	99,975		118,227		118,492
Accumulated loss	(40,579)		(79,316)		(111,221)
Total equity	79,257		62,483		32,771
Total liabilities	7,508	(1)	33,852	(2)	34,505	(3)
Total equity and liabilities	86,765		96,335		67,276

(1)

Includes £3.1 million ($4.1 million) aggregate principal amount of, and accrued interest on, the Novartis Notes. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Novartis Notes.”

(2)

Includes £2.0 million ($2.6 million) aggregate principal amount of, and accrued interest on, the Novartis Notes. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Novartis Notes.”

(3)

Includes £2.0 million ($2.5 million) aggregate principal amount of, and accrued interest on, the Novartis Notes. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Novartis Notes.”

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons For the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

You should carefully consider the risks and uncertainties described below, together with the other information contained in this annual report, before making any investment decision. Any of the following risks and uncertainties could have a material adverse effect on our business, prospects, results of operations and financial condition. The market price of our ordinary shares and ADSs could decline due to any of these risks and uncertainties, and you could lose all or part of your investment. The risks described below are those that we currently believe may materially affect us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial.

Risks Related to Mereo’s Business and Industry

Mereo has a limited operating history and has never generated any product revenue.

Mereo is a multi-product, clinical-stage biopharmaceutical company with a limited operating history, and has incurred significant operating losses since its formation. Mereo had net losses of £28.4 million, £38.8 million and £32.0 million in the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, Mereo had an accumulated loss of £111.2 million. Mereo’s losses have resulted principally from expenses incurred from the research and development of its product candidates and from general and administrative costs that it has incurred while building its business infrastructure. Mereo expects to continue to incur significant operating losses for the foreseeable future as it seeks to acquire new product candidates, expand its research and development efforts, and seek to obtain regulatory approval and potentially commercialize its product candidates. Mereo anticipates that its expenses will increase substantially as it:

•

continues to conduct its ongoing Phase 2b clinical trial of BPS-804 for the treatment of osteogenesis imperfecta (“OI”) in adults and its ongoing Phase 2 clinical trial of MPH-966 for the treatment of severe alpha-1 antitrypsin deficiency (“AATD”);

•	continues to conduct the OncoMed clinical trials for OMP-305B3 and OMP-313M32;

•	seeks to acquire additional novel product candidates to treat rare and specialty diseases;

•	seeks regulatory approvals for its product candidates;

•

potentially establishes a commercial infrastructure and works with contract manufacturing organizations (“CMOs”) to scale up manufacturing processes to commercialize selected product candidates, if approved;

•	maintains, expands, and protects Mereo’s intellectual property portfolio;

•	secures, maintains, or obtains freedom to operate for its technologies and products;

•

adds clinical, scientific, operational, financial, and management personnel, including personnel to support the development of its product candidates and potential future commercialization efforts; and

•	expands its operations in the United Kingdom and potentially hires additional employees in the United States.

Mereo’s expenses may also increase substantially if it experiences any delays or encounters any issues with any of the above, including, but not limited to, failed clinical trials, complex results, safety issues, or unforeseen regulatory challenges.

Mereo has devoted substantially all of its financial resources and efforts to the acquisition and clinical development of BPS-804, MPH-966, BCT-197, and BGS-649. Mereo has not completed the clinical development of any product candidate through approval.

To become and remain profitable, Mereo must succeed in developing and commercializing products that generate significant revenue. This will require Mereo to be successful in a range of challenging activities, including completing clinical trials of Mereo’s current or any future product candidates, obtaining regulatory approval for Mereo’s product candidates that successfully complete clinical trials, establishing manufacturing supplies and marketing capabilities, and ultimately commercializing or entering into strategic relationships for Mereo’s current and future product candidates, if approved. Mereo is only in the preliminary stages of many of these activities. Mereo may never succeed in these activities and, even if it does, it may never generate revenue that is significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with biopharmaceutical product development, Mereo is unable to accurately predict the timing or amount of increased expenses or when, or if, it will be able to achieve profitability. Mereo may be subject to different or contradictory regulatory requirements in different countries, and different regulatory authorities may not be aligned on the clinical trials necessary to support approval of its product candidates. If Mereo is required by the Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”), or other regulatory authorities to perform studies in addition to those it currently anticipates, or if there are any delays in completing its clinical trials or the development of its current product candidates, Mereo’s expenses could increase and its ability to generate revenue could be further delayed. In addition, Mereo may not be able to acquire new product candidates or may encounter unexpected difficulties or delays in such acquisitions, which would impair its business.

Furthermore, adoption by the medical community of Mereo’s product candidates, if approved, may be limited if third-party payors offer inadequate reimbursement coverage. Cost control initiatives may decrease coverage and payment levels for Mereo’s products, which in turn would negatively affect the price that Mereo will be able to charge for such products. Mereo is unable to predict the coverage that will be provided by private or government payors for any product candidate Mereo has in development. Any denial of private or government payor coverage, inadequate reimbursement for Mereo’s products, or delay in receipt of reimbursement payments could harm Mereo’s business and, even if Mereo were to generate product royalties or product sales, it may never achieve or sustain profitability. Mereo’s failure to sustain profitability would depress the market price of the ADSs and ordinary shares and could impair its ability to raise capital, acquire new product candidates, expand its business, or continue Mereo’s operations. A decline in the market price of our ADSs or ordinary shares also could cause you to lose all or a part of your investment.

Mereo’s limited operating history may make it difficult for you to evaluate the success of its business to date and to assess its future viability.

Since Mereo’s formation, it has devoted substantially all of its resources to acquiring and developing BPS-804, MPH-966, BCT-197, and BGS-649; building its intellectual property portfolio; developing its supply chain; planning its business; raising capital; and providing general and administrative support for these operations. Mereo has not yet demonstrated its ability to successfully complete any Phase 3 or other pivotal clinical trials, obtain regulatory approval, arrange for third parties to manufacture commercial-scale products, or conduct or partner with others to conduct sales and marketing activities necessary for successful product commercialization. Additionally, although Mereo has acquired product candidates from two large pharmaceutical companies, it has not demonstrated the sustainability of its business model of acquiring and developing product candidates for rare and specialty diseases from, and becoming a partner of choice for, large pharmaceutical companies, nor has it demonstrated its ability to obtain approvals for or to commercialize these product candidates. Consequently, any predictions you make about Mereo’s future success or viability may not be as accurate as they could be if Mereo had a longer operating history.

Mereo may not be successful in its efforts to identify and acquire additional product candidates.

Part of Mereo’s strategy involves identifying and acquiring novel product candidates that have received significant investment from large pharmaceutical companies and that have substantial pre-clinical, clinical, and manufacturing data packages. The process by which Mereo identifies product candidates may fail to yield product candidates for clinical development for a number of reasons, including those discussed in these risk factors and also:

•

any product candidates Mereo acquires that have generated positive clinical data for Mereo’s target indication or in diseases other than Mereo’s target indications may not prove to be effective in treating Mereo’s target indications;

•

potential product candidates may, with further studies, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance;

•	the regulatory pathway for a potential product candidate may be too complex and difficult to navigate successfully or economically; and

•	there may be competitive bids for potential product candidates which Mereo does not seek to or is unable to match.

In addition, Mereo may choose to focus its efforts and resources on a potential product candidate that ultimately proves to be unsuccessful. Further, time and resources spent searching for, identifying, acquiring, and developing potential product candidates may distract Mereo’s management’s attention from Mereo’s primary business or other development programs. If Mereo is unable to identify and acquire additional suitable product candidates for clinical development, this would adversely impact its business strategy and its financial position and share price.

Mereo will need additional funding to complete the development of its current product candidates; to license, acquire, and develop future product candidates; and to commercialize its product candidates, if approved. If Mereo is unable to raise capital when needed, it could be forced to delay, reduce, or eliminate its product development programs or any future commercialization efforts.

Mereo expects its expenses to increase in connection with its ongoing activities, particularly as it conducts its ongoing Phase 2b clinical trial for BPS-804, OncoMed’s study for OMP-305B3 and its ongoing Phase 2 clinical trial for MPH-966. Mereo also expects its expenses to rise as it seeks to acquire and develop new product candidates. In addition, if Mereo obtains regulatory approval for any of its product candidates, it expects to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution for any products it commercializes directly. Furthermore, as a result of the merger with OncoMed (the “Merger”), Mereo expects to incur additional costs associated with operating as a public company in the United Kingdom and the United States and maintaining listings on both the Alternative Investment Market operated by the London Stock Exchange (“AIM”) and The Nasdaq Stock Market (“Nasdaq”). Accordingly, Mereo will need to obtain substantial additional funding in connection with its continuing operations. If Mereo is unable to raise capital when needed or on attractive terms, it could be forced to delay, reduce, or eliminate its research and development programs, any future commercialization efforts, or acquisitions of potential product candidates.

Mereo expects that its existing cash resources will enable it to fund its operating expenses and capital expenditure requirements into mid-2020. Mereo has based this estimate on assumptions that may prove to be wrong, and Mereo could use its capital resources sooner than it currently expects, or its operating plan may change as a result of many factors unknown to it. These factors, among others, may necessitate that Mereo seek additional capital sooner than currently planned. In addition, Mereo may seek additional capital due to favorable market conditions or strategic considerations, even if it believes that it has sufficient funds for its current or future operating plans.

Mereo’s future capital requirements will depend on many factors, including:

•	the costs, timing and results of its ongoing Phase 2b clinical trial for BPS-804; and its ongoing Phase 2 clinical trial for MPH-966;

•	the costs and timing of manufacturing clinical supplies of its product candidates;

•	the costs, timing, and outcome of regulatory review of its product candidates, including post-marketing studies that could be required by regulatory authorities;

•

the costs, timing, and outcome of potential future commercialization activities, including manufacturing, marketing, sales, and distribution, for its product candidates that it commercializes directly;

•	the timing and amount of revenue, if any, received from commercial sales of its product candidates;

•

the costs and timing of preparing, filing, and prosecuting patent applications; maintaining and enforcing its intellectual property rights; and defending any intellectual property-related claims, including any claims by third parties that Mereo is infringing upon the third party’s intellectual property rights;

•	the sales price and availability of adequate third-party coverage and reimbursement for its product candidates;

•	the effect of competitors and market developments; and

•

the extent to which Mereo is able to acquire new product candidates or enter into licensing or collaboration arrangements for its product candidates, although Mereo currently has no commitments or agreements to complete any such transactions.

Any additional fundraising efforts may divert Mereo’s management from its day-to-day activities, which may adversely affect Mereo’s ability to develop and commercialize its product candidates. In addition, Mereo cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to it, if at all. Moreover, the terms of any financing may adversely affect Mereo’s business, the holdings or the rights of its shareholders, or the value of our ADSs or ordinary shares.

If Mereo is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay, or discontinue its research and development programs or any commercialization efforts; be unable to expand its operations or acquire product candidates; or be unable to otherwise capitalize on its business opportunities, as desired, which could harm its business and potentially force it to discontinue operations.

Raising additional capital may cause dilution to, or adversely affect the rights of, Mereo’s security holders; restrict Mereo’s operations; or require Mereo to relinquish rights to its technologies or product candidates.

Until such time, if ever, as Mereo can generate substantial product revenues, it may finance its cash needs through securities offerings, debt financings, license and collaboration agreements, or other capital raising transactions. If Mereo raises capital through securities offerings, your ownership interest will be diluted, and the terms of the securities Mereo issues in such transaction may include liquidation or other preferences that adversely affect your rights as a holder of ADSs. Debt financing, if available, could result in fixed payment obligations, and Mereo may be required to agree to certain restrictive covenants, such as limitations on its ability to incur additional debt, to acquire, sell or license intellectual property rights, to make capital expenditures, to declare dividends, or other operating restrictions. For example, Mereo’s credit facility with Silicon Valley Bank and Kreos Capital V (UK) Limited, or the credit facility, requires Mereo to seek consent for certain corporate transactions, dispositions, or incurrences of certain debt. If Mereo raises additional funds through collaboration or licensing agreements, it may have to relinquish valuable rights to its technologies, future revenue streams, or product candidates or grant licenses on terms that may not be favorable to it. In addition, Mereo could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable. Raising additional capital through any of these or other means could adversely affect Mereo’s business and the holdings or rights of Mereo’s security holders, and may cause the market price of our ADSs or ordinary shares to decline.

Mereo depends heavily on the success of BPS-804, MPH-966, BCT-197, BGS-649, OMP-305B83 and OMP-313M32. Mereo cannot give any assurance that any of these product candidates or therapeutic candidates will receive regulatory approval, which is necessary before they can be commercialized. If Mereo is unable to commercialize, whether on its own or through agreements with third parties, BPS-804, MPH-966, BCT-197, BGS-649, OMP-305B83 or OMP-313M32 or experience significant delays in doing so, Mereo’s ability to generate revenue and Mereo’s financial condition will be adversely affected.

Mereo does not currently generate any revenue from sales of any products, and it may never be able to develop or commercialize a marketable product. Mereo has invested substantially all of its efforts and financial resources in the acquisition and development of BPS-804, MPH-966, BCT-197, BGS-649, OMP-305B83 and OMP-313M32. Mereo’s ability to generate royalty and product revenues, which it does not expect will occur for at least the next several years, if ever, will depend heavily on the successful development and eventual commercialization of its current product candidates, if approved, which may never occur. Mereo’s current product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions, procurement of manufacturing supply, commercialization, substantial additional investment, and significant marketing efforts before Mereo generates any revenue from product sales. For example, Mereo intends to commence a Phase 3 clinical trial of BPS-804, its most advanced product candidate, in children with OI in 2019. Mereo plans to engage with the FDA in the second half of 2019 to discuss the expansion of Mereo’s pediatric Phase 3 study to include sites in the United States. However, the FDA may not approve Mereo’s pediatric trial for BPS-804, which would adversely affect the clinical development of BPS-804 in the United States and adversely affect Mereo’s commercialization plans in the United States.

Mereo is not permitted to market or promote any product candidates in the United States, Europe, or other countries before it receives regulatory approval from the FDA, the EMA, or comparable foreign regulatory authorities, and it may never receive such regulatory approval for its current product candidates. Mereo has not submitted a Biologics License Application (“BLA”) or a New Drug Application (“NDA”), to the FDA; a Marketing Authorization Application (“MAA”) to the EMA; or comparable applications to other regulatory authorities, and does not expect to be in a position to do so in the foreseeable future. The success of Mereo’s current product candidates will depend on many factors, including the following:

•

Mereo may not be able to demonstrate that any of its current product candidates is safe and effective as a treatment for the targeted indications to the satisfaction of the applicable regulatory authorities;

•	the applicable regulatory authorities may require additional clinical trials of its current product candidates, which would increase its costs and prolong development;

•

the results of clinical trials of Mereo’s current product candidates may not meet the level of statistical or clinical significance required by the applicable regulatory authorities for marketing approval;

•	the applicable regulatory authorities may disagree with the number, design, size, conduct, or implementation of Mereo’s planned and future clinical trials for its current product candidates;

•

the contract research organizations (“CROs”), that Mereo retains to conduct clinical trials may take actions outside of its control that materially adversely impact clinical trials for its current product candidates;

•

the applicable regulatory authorities may not find the data from clinical trials sufficient to demonstrate that the clinical and other benefits of Mereo’s current product candidates outweigh its safety risks;

•	the applicable regulatory authorities may disagree with Mereo’s interpretation of data from its clinical trials or may require that Mereo conduct additional trials;

•	the applicable regulatory authorities may not accept data generated at Mereo’s clinical trial sites;

•

if Mereo submits a BLA or NDA to the FDA, and it is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of Mereo’s application or may recommend that the FDA require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling, or distribution and use restrictions;

•	the applicable regulatory authorities may require development of a risk evaluation and mitigation strategy (a “REMS”) as a condition of approval;

•	the applicable regulatory authorities may identify deficiencies in the manufacturing processes or facilities of Mereo’s third-party manufacturers;

•	the applicable regulatory authorities may change its approval policies or adopt new regulations;

•

through Mereo’s clinical trials, Mereo may discover factors that limit the commercial viability of its current product candidates or make the commercialization of any of its current product candidates unfeasible; and

•

if approved, acceptance of Mereo’s current product candidates by patients, the medical community, and third-party payors; Mereo’s ability to compete with other therapies to treat OI, AATD, acute exacerbations of chronic obstructive pulmonary disease (“AECOPD”), hypogonadotropic hypogonadism (“HH”) or ovarian cancer; continued acceptable safety profiles following approval of its current product candidates; and Mereo’s ability to qualify for, maintain, enforce, and defend Mereo’s intellectual property rights and claims.

If Mereo does not achieve one or more of these factors in a timely manner or at all, it could experience significant delays or may not be able to successfully commercialize its current rare disease product candidates.

Mereo cannot be certain that its current product candidates will be successful in clinical trials or receive regulatory approval. Further, Mereo’s current product candidates may not receive regulatory approval even if they are successful in clinical trials. If Mereo does not receive regulatory approvals for its current product candidates, it may not be able to continue its operations. Even if Mereo successfully obtains regulatory approvals to manufacture and market its current product candidates, its revenues will be dependent, in part, upon the size of the markets in the territories for which Mereo gains regulatory approval and has commercial rights. If the markets for patient subsets that Mereo is targeting are not as significant as it estimates, Mereo may not generate significant revenues from sales of such products, if approved.

Mereo plans to seek regulatory approval to commercialize its current rare disease product candidates both in the United States and the European Union (“EU”), and potentially in additional foreign countries. While the scope of regulatory approval is similar in many countries, to obtain separate regulatory approval in multiple countries requires Mereo to comply with the numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution, and Mereo cannot predict success in these jurisdictions.

Mereo’s business is subject to economic, political, regulatory and other risks associated with international operations.

Mereo’s business is subject to risks associated with conducting business internationally. Mereo sources research and development, manufacturing, consulting, and other services from companies based throughout the United States, the EU, and Switzerland, and Mereo conducts its clinical trials in the United States, Canada, certain European countries, and other countries. Accordingly, Mereo’s future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular non-U.K. economies and markets;

•	differing regulatory requirements for drug approvals in non-U.K. countries;

•	differing jurisdictions could present different issues for securing, maintaining, or obtaining freedom to operate for Mereo’s intellectual property in such jurisdictions;

•	potentially reduced protection for intellectual property rights;

•	difficulties in compliance with non-U.K. laws and regulations;

•	changes in non-U.K. regulations and customs, tariffs, and trade barriers;

•	changes in non-U.K. currency exchange rates of the pound sterling and currency controls;

•	changes in a specific country’s or region’s political or economic environment, including the implications of the United Kingdom’s withdrawal from the EU;

•	trade protection measures, import or export licensing requirements or other restrictive actions by U.K. or non-U.K. governments;

•	differing reimbursement regimes and price controls in certain non-U.K. markets;

•	negative consequences from changes in tax laws;

•	compliance with tax, employment, immigration, and labor laws for employees living or traveling outside of the United Kingdom;

•	workforce uncertainty in countries where labor unrest is more common than in the United Kingdom;

•	difficulties associated with staffing and managing international operations, including differing labor relations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, hurricanes, floods, and fires.

Exchange rate fluctuations may materially affect Mereo’s results of operations and financial condition.

Owing to the international scope of Mereo’s operations, fluctuations in exchange rates, particularly between the pound sterling and the U.S. dollar, the euro, or the Swiss Franc, may adversely affect Mereo. Further, potential future revenue may be derived from multiple jurisdictions and in multiple currencies. As a result, Mereo’s business and the price of our ADSs and ordinary shares may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the currencies of other countries, which may have a significant impact on its results of operations and cash flows from period to period. Currently, Mereo does not have any exchange rate hedging arrangements in place.

The United Kingdom’s withdrawal from the EU may have a negative effect on global economic conditions, financial markets and Mereo’s business, which could reduce the price of our ADSs.

The United Kingdom’s planned exit from membership in the EU (“Brexit”) could have a negative effect on global economic conditions and financial markets. Economic and financial conditions, including currency exchange rates, in Europe and the United Kingdom have been affected, and may be further adversely affected, by Brexit. The process of negotiation expected to determine the future terms of the United Kingdom’s relationship with the EU, including whether the United Kingdom will be able to continue to benefit from the EU’s free trade and similar agreements, is still ongoing. A withdrawal agreement that was negotiated in 2018 between the EU and the United Kingdom’s government was rejected by the UK parliament on three occasions in early 2019. In April 2019, the EU and the UK government agreed, and the EU member states thereafter approved, to extend the United Kingdom’s departure date from the EU until October 31, 2019. Further uncertainty regarding the timing of the United Kingdom’s withdrawal from the EU could adversely impact Mereo’s business, which could reduce the price of our ADSs.

Depending on the terms of Brexit, particularly after a possible transition period or as a result of a no-deal Brexit, economic conditions in the United Kingdom, the EU and global markets, including currency markets, may be adversely affected by reduced growth and increased volatility, especially if Brexit results in increased trade barriers in the European market. Further uncertainty during and after the Brexit negotiation period is also expected to have a negative economic impact, particularly on consumer spending and capital investments, and increase market volatility, particularly in Europe. Any of these factors could have a significant adverse effect on Mereo’s business, financial condition, results of operations, and prospects.

Risks Related to Development, Clinical Testing, Manufacturing and Regulatory Approval

BPS-804, MPH-966, BCT-197, BGS-649, OMP-305B83 and OMP-313M32 are in clinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier studies and trials may not be predictive of future results. If clinical trials of Mereo’s product candidates are prolonged or delayed, or if Mereo’s product candidates fail to show the desired safety and efficacy in later stage clinical trials, Mereo may be unable to obtain required regulatory approvals and be unable to commercialize its product candidates on a timely basis, or at all.

To obtain the requisite regulatory approvals to market and sell any of Mereo’s product candidates, Mereo must demonstrate through extensive clinical trials that such product candidates are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of pre-clinical studies and early-stage clinical trials of Mereo’s product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Mereo’s future clinical trial results may not be successful.

Mereo may experience delays in its ongoing clinical trials and does not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Mereo’s clinical trials can be delayed, suspended, or terminated for a variety of reasons, including the following:

•

delays in or failure to obtain regulatory or ethics committee approval to commence a trial, for example, if Mereo is unable to submit its proposed protocol to the FDA for a pediatric clinical trial for BPS-804;

•

delays in or failure to reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•

failure of Mereo’s CROs to execute its trials in accordance with the clinical trial protocol; good laboratory, clinical, and manufacturing practices (“GxP”); or other regulatory or contractual obligations;

•	delays in or failure to obtain institutional review board (“IRB”) approval, centrally or at each site;

•	delays in or failure to recruit suitable patients to participate in a trial;

•	failure to have patients complete a trial or return for post-treatment follow-up;

•

for Mereo’s rare disease product candidates, failure to enroll a sufficient number of patients with the rare disease and clinical trial design challenges such as, but not limited to, the off-label use of drugs to treat rare disease or where the most common treatment method has not been clinically tested or has been approved on the basis of a different endpoint and not directly tied to a clinical outcome study, for example, augmentation therapy for AATD;

•	clinical sites deviating from trial protocol or dropping out of a trial or committing gross misconduct or fraud;

•	adding new clinical trial sites;

•	unexpected technical issues during manufacture, storage, or transport of Mereo’s product candidates and the corresponding drug product;

•	inability to manufacture sufficient quantities of Mereo’s product candidates for use in clinical trials;

•	third-party actions claiming infringement by Mereo’s product candidates in clinical trials inside or outside of the United States and obtaining injunctions interfering with Mereo’s progress;

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, hurricanes, floods, and fires;

•

safety or tolerability concerns causing Mereo or its collaborators, as applicable, to suspend or terminate a trial if Mereo or its collaborators find that the participants are being exposed to unacceptable health risks;

•	changes in regulatory requirements, policies, and guidelines;

•	lower than anticipated retention rates of patients and healthy volunteers in clinical trials;

•	unexpected technical issues with the equipment used to conduct clinical trials or analyze the results;

•	Mereo’s third-party research contractors failing to comply with regulatory requirements or to meet its contractual obligations to Mereo in a timely manner, or at all;

•	delays in establishing the appropriate dosage levels or frequency of dosing or treatment in clinical trials;

•

difficulty in identifying the populations that Mereo is trying to treat in a particular trial, which may delay enrollment and reduce the power of a clinical trial to detect statistically significant results;

•	the quality or stability of Mereo’s product candidates falling below acceptable standards for either safety or efficacy; and

•	discoveries that may reduce the commercial viability of Mereo’s product candidates.

Mereo could encounter delays if a clinical trial is suspended or terminated by it, by the IRBs, centrally or at the institutions in which such trials are being conducted, by the data monitoring committee or data safety monitoring board for such trial or by the FDA, the EMA, or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or Mereo’s clinical protocols; inspection of the clinical trial operations or trial site by the FDA, the EMA, or other regulatory authorities resulting in the imposition of a clinical hold; unforeseen safety issues or adverse side effects; failure to demonstrate a benefit from using a drug; failure of Mereo’s clinical trials to demonstrate adequate efficacy and safety; changes in governmental regulations or administrative actions; or lack of adequate funding to continue the clinical trial.

A number of academic institutions are currently conducting and sponsoring clinical trials relating to Mereo’s product candidate, MPH-966, including a clinical trial in patients with type 2 diabetes and a clinical trial in patients with bronchiolitis obliterans. Mereo does not control the design or administration of these investigator-sponsored trials, and such investigator-sponsored trials could identify significant concerns with respect to MPH-966 that could impact Mereo’s findings from its own clinical trials, and adversely affect Mereo’s ability to obtain marketing approval from the FDA or other applicable authorities. To the extent the results of these or other investigator-sponsored trials are inconsistent with, or different from, the results of Mereo’s company-sponsored trials or raise concerns regarding MPH-966, the FDA or a foreign regulatory authority may question the results of a company-sponsored trial, or subject such results to greater scrutiny than it otherwise would. In these circumstances, the FDA or such foreign regulatory authorities may require Mereo to conduct additional clinical studies or submit additional clinical data, which could delay clinical development or marketing approval of MPH-966.

Moreover, principal investigators for Mereo’s clinical trials may serve as scientific advisors or consultants to Mereo from time to time and receive compensation in connection with such services. Under certain circumstances, Mereo may be required to report some of these relationships to the FDA, the EMA, or another regulatory authority. The FDA, the EMA, or such other regulatory authority may conclude that a financial relationship between Mereo and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA, the EMA, or such other regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of Mereo’s marketing applications by the FDA, the EMA, or the other regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of Mereo’s product candidates.

If Mereo experiences delays in the completion of any clinical trial of its product candidates or any clinical trial of its product candidates is terminated, the commercial prospects of its product candidates may be harmed, and its ability to generate product revenues from its product candidates, if any, will be delayed. Moreover, any delays in completing Mereo’s clinical trials will increase its costs, slow down the development and approval process of its product candidates, and jeopardize its ability to commence product sales and generate revenue, if any. Significant clinical trial delays could also allow Mereo’s competitors to bring products to market before Mereo does or shorten any periods during which Mereo has the exclusive right to commercialize its product candidates and could impair Mereo’s ability to commercialize its product candidates. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Mereo’s product candidates.

Clinical trials must be conducted in accordance with the laws and regulations of the FDA, EU rules and regulations and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs, centrally or at the institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of Mereo’s product candidates produced in compliance with the requirements of current good manufacturing practice (“cGMP”) and other regulations. Furthermore, Mereo relies on CROs and clinical trial sites to ensure the proper and timely conduct of its clinical trials and while Mereo has agreements governing the CROs’ committed activities, Mereo has limited influence over the CROs’ actual performance. Mereo depends on its collaborators and on medical institutions and CROs to conduct its clinical trials in compliance with good clinical practice (“GCP”) requirements. To the extent Mereo’s collaborators or the CROs fail to enroll participants for Mereo’s clinical trials, fail to conduct the study to GCP standards, or are delayed for a significant time in the execution of trials, including achieving full enrollment, Mereo may be affected by increased costs, program delays, or both. In addition, clinical trials that are conducted in countries outside the EU and the United States may subject Mereo to further delays and expenses as a result of increased shipment costs, additional regulatory requirements, and the engagement of non-EU and non-U.S. CROs, as well as expose Mereo to risks associated with clinical investigators who are unknown to the FDA or the EMA, and different standards of diagnosis, screening, and medical care.

Prior to Mereo’s acquisition of BPS-804, MPH-966, BCT-197, BGS-649, OMP-305B83 and OMP-313M32, Mereo was not involved in the development of these product candidates and, as a result, Mereo is dependent on Novartis, AstraZeneca and OncoMed having accurately reported the results and correctly collected and interpreted the data from all clinical trials conducted prior to Mereo’s acquisition.

Mereo was not involved in the development of its current product candidates prior to its acquisition of such product candidates from Novartis Pharma AG (“Novartis”), AstraZeneca AB (“AstraZeneca”) and OncoMed, respectively. For all of Mereo’s current product candidates, Mereo has had no involvement with or control over their manufacturing or pre-clinical and clinical development prior to its acquisition of them. Mereo is dependent on Novartis, AstraZeneca and OncoMed having conducted its research and development in accordance with the applicable protocols and legal, regulatory, and scientific standards; having accurately reported the results of all clinical trials conducted prior to Mereo’s acquisition; and having correctly collected and interpreted the data from these trials. To the extent Novartis or AstraZeneca have not complied, the clinical development, regulatory approval, or commercialization of Mereo’s product candidates may be adversely affected.

Interim “top-line” and preliminary data from Mereo’s clinical trials that Mereo announces or publishes from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, Mereo may publish interim “top-line” or preliminary data from its clinical trials. Interim data from clinical trials that Mereo may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or “top-line” data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Mereo previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm Mereo’s business prospects.

Mereo’s product candidates may have serious adverse, undesirable, or unacceptable side effects which may delay or prevent marketing approval or lead to the withdrawal of approval after it has been granted. If such side effects are identified during the development of these product candidates or following approval, if any, Mereo may need to abandon its development of these product candidates, the commercial profile of any approved label may be limited, or Mereo may be subject to other significant negative consequences following marketing approval, if any.

Undesirable side effects that may be caused by BPS-804, MPH-966, BCT-197, BGS-649, OMP-305B83 and OMP-313M32 could cause Mereo or regulatory authorities to interrupt, delay or halt clinical trials, and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA, or other comparable foreign authorities. Each of Mereo’s product candidates has completed one or more clinical trials. In the trials conducted prior to Mereo’s ownership and following Mereo’s ownership, the most common adverse events observed have been the following:

•	for BPS-804, headache, influenza, arthralgia, and fatigue;

•	for MPH-966, headache, nasopharyngitis, and elevated levels of the liver enzymes aspartate aminotransferase and alanine aminotransferase;

•	for BCT-197, a mild acne-like rash, tachycardia, dizziness, and headache;

•	for BGS-649, headache, increased hematocrit, and small increases in blood pressure;

•	for OMP-305B83, hypertension, fatigue, diarrhea, headache and pulmonary hypertension; and

•	for OMP-313M32, rash, fatigue, nausea, pruritus, cough and autoimmune hepatitis.

Clinical development for all of these product candidates is ongoing. Results of Mereo’s ongoing and future clinical trials, or results from clinical trials for other similar product candidates, could reveal a high and unacceptable severity and prevalence of adverse side effects. In such an event, Mereo’s trials could be suspended or terminated and the FDA, EMA, or other comparable foreign regulatory authorities could order Mereo to cease further development of or deny approval of Mereo’s product candidates for any or all targeted indications.

For example, in the United States, the FDA in the first quarter of 2018 denied Mereo’s request for a Type C meeting to discuss the initiation of a pediatric Phase 3 study for BPS-804 for the treatment of patients with severe OI. The FDA cited a serious cardiovascular safety concern in adults treated with sclerostin inhibitors that had yet to be resolved and informed Mereo that a risk/benefit assessment for sclerostin inhibitors could not be completed at that time. The FDA further recommended that Mereo not submit its proposed pediatric protocol until the cardiovascular safety issue had been adequately addressed and favorably resolved. In January 2019 the FDA held an advisory committee meeting, which voted 18-1 to approve another sclerostin inhibitor and in April 2019, the FDA approved this drug. Mereo believes the FDA now has fuller data on the cardiovascular safety issue and plans to re-engage with the FDA in 2019 to discuss the expansion of the pediatric Phase 3 study for BPS-804 for the treatment of patients with severe OI to include sites in the United States. Mereo does not believe the FDA’s previous concern was related to BPS-804. In any case, the FDA’s position does not impact Mereo’s ability to conduct its clinical development activities of BPS-804 for children with severe OI or Mereo’s clinical development activities of BPS-804 in Europe, the United States and Canada for adults with OI.

Drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete a trial or result in potential product liability claims. Additionally, if any of Mereo’s product candidates receives marketing approval and Mereo or others later identify undesirable or unacceptable side effects caused by these product candidates, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of any such product and require Mereo to take it off the market;

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication, or field alerts to physicians and pharmacies;

•

regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients, or that Mereo implement a REMS plan to ensure that the benefits of the product outweigh its risks;

•	Mereo may be required to change the way a product is administered, conduct additional clinical trials, or change the labeling of a product;

•	Mereo may be subject to limitations on how it may promote the product;

•	sales of the product may decrease significantly;

•	third-party private or government payors may not offer, or may offer inadequate, reimbursement coverage for, Mereo’s products, or reimbursement payments may be delayed;

•	Mereo may be subject to litigation or product liability claims; and

•	Mereo’s reputation may suffer.

Any of these events could prevent Mereo or any collaborators from achieving or maintaining market acceptance of Mereo’s product candidates or could substantially increase commercialization costs and expenses, which in turn could delay or prevent Mereo from generating significant revenue from the sale of its product candidates.

Mereo depends on enrollment of patients in its clinical trials for its product candidates. If Mereo is unable to enroll patients in its clinical trials, or enrollment is slower than anticipated, in particular for its product candidates with rare disease indications, its research and development efforts could be adversely affected.

Successful and timely completion of clinical trials for Mereo’s product candidates will require that Mereo enroll a sufficient number of patient candidates. Trials may be subject to delays as a result of the limited number of patients with the diseases that these product candidates target, patient enrollment taking longer than anticipated, or patient withdrawal. Due to the small number of patients for any rare disease, it may be difficult for Mereo to enroll a sufficient number of patients in its clinical trials for its product candidates with indications in rare diseases or enrollment for these product candidates may take significantly longer than Mereo anticipates. In addition, Mereo will compete with other companies in enrolling the same limited population of patients, which may further challenge Mereo’s ability to timely enroll patients in its clinical trials. It is estimated that OI, the target indication for BPS-804, affects a minimum of 20,000 people in the United States and approximately 32,000 people in Germany, Spain, France, Italy, and the United Kingdom, collectively. There are an estimated 50,000 and 60,000 persons in North America and Europe, respectively, with the genotypes that Mereo intends to enroll in its clinical trials for AATD, the target indication for MPH-966. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical trials, the availability of new drugs or biologics approved for the indication the clinical trial is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. These factors may make it difficult for Mereo to enroll enough patients to complete its clinical trials in a timely and cost-effective manner. Delays in the completion of any clinical trial of Mereo’s product candidates will increase Mereo’s costs, slow down its development and approval of Mereo’s product candidates, and delay or potentially jeopardize Mereo’s ability to commence product sales and generate revenue. In addition, some of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Mereo’s product candidates.

Mereo may become exposed to costly and damaging liability claims, either when testing its product candidates in the clinic or at the commercial stage, and its product liability insurance may not cover all damages from such claims.

Mereo is exposed to potential product liability and professional indemnity risks that are inherent in the development, manufacturing, marketing, and use of pharmaceutical products. Currently, Mereo has no products that have been approved for commercial sale; however, the current and future use of its product candidates by it and any collaborators, in clinical trials, and the sale of these product candidates, if approved, in the future, may expose Mereo to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies, Mereo’s collaborators, or others selling these product candidates. Any claims against Mereo, regardless of its merit, could be difficult and costly to defend and could adversely affect the market for its product candidates or any prospects for commercialization of Mereo’s product candidates. In addition, regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for Mereo’s product candidates;

•	injury to Mereo’s reputation;

•	withdrawal of clinical trial participants;

•	costs to defend related litigation;

•	diversion of management’s time and Mereo’s resources;

•	substantial monetary awards to trial participants or patients;

•	regulatory investigation, product recalls or withdrawals, or labeling, marketing or promotional restrictions;

•	loss of revenue; and

•	the inability to commercialize or promote Mereo’s product candidates.

Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If Mereo’s product candidates were to cause adverse side effects during clinical trials or after approval, Mereo may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use Mereo’s product candidates.

Although Mereo maintains product liability insurance for its product candidates, it is possible that its liabilities could exceed its insurance coverage. Mereo intends to expand its insurance coverage to include the sale of commercial products if it obtains marketing approval for any of its product candidates. However, Mereo may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against Mereo for uninsured liabilities or in excess of insured liabilities, Mereo’s assets may not be sufficient to cover such claims and its business operations could be impaired.

The regulatory approval processes of the FDA, the EMA, and comparable foreign authorities are lengthy, time consuming, and inherently unpredictable, and if Mereo is ultimately unable to obtain regulatory approval for its product candidates, its business will be substantially harmed.

The time required to obtain approval by the FDA, the EMA, and comparable foreign authorities is unpredictable, but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Mereo has not obtained regulatory approval for any of its product candidates and it is possible that none of its product candidates will obtain regulatory approval.

Mereo’s product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, the EMA, or comparable foreign regulatory authorities may disagree with the design or implementation of Mereo’s clinical trials;

•	Mereo may be unable to demonstrate to the satisfaction of the FDA, the EMA, or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA, or comparable foreign regulatory authorities for approval;

•	Mereo may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA, the EMA, or comparable foreign regulatory authorities may disagree with Mereo’s interpretation of data from pre-clinical studies or clinical trials or may find the data to be unacceptable;

•

the data collected from clinical trials may not be sufficient to support the submission of a BLA or NDA in the United States, an MAA in the EU, or other comparable submission to obtain regulatory approval in other countries;

•

the FDA, the EMA, or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which Mereo contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, the EMA, or comparable foreign regulatory authorities may significantly change in a manner rendering Mereo’s clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in Mereo’s failing to obtain regulatory approval to market any product candidates. The FDA, the EMA, and other regulatory authorities have substantial discretion in the approval process, and determining when or whether regulatory approval will be obtained for a product candidate. Even if Mereo believes the data collected from clinical trials are promising, such data may not be sufficient to support approval by the FDA, the EMA, or any other regulatory authority.

In addition, even if Mereo were to obtain approval for any jurisdiction, regulatory authorities may approve Mereo’s product candidates for fewer or more limited indications than Mereo request, may not approve the price Mereo intends to charge for its product candidates, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of such product candidate. Any of the foregoing scenarios could materially harm Mereo’s commercial prospects and business.

Even if any of Mereo’s product candidates obtains regulatory approval, Mereo will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, any of Mereo’s product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and Mereo may be subject to penalties if Mereo fails to comply with regulatory requirements or experience unanticipated problems with such product candidate.

If the FDA, the EMA, or a comparable foreign regulatory authority approves any of Mereo’s product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, and recordkeeping for such product candidate will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, facility registration, and drug listing, as well as continued compliance with cGMP requirements for manufacturing, good distribution practice (“GDP”), requirements for product distribution, and GCP requirements for any clinical trials that Mereo conducts post-approval, all of which may result in significant expense and limit Mereo’s ability to commercialize a product candidate. Mereo and its contract manufacturers will also be subject to user fees and periodic inspection by the FDA, the EMA, and other regulatory authorities to monitor compliance with these requirements and the terms of any product approval Mereo may obtain. In addition, any regulatory approvals that Mereo receive for a product candidate may also be subject to limitations on the approved indicated uses for which such product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of such product.

If there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or the manufacture of a product, or if Mereo or one of its distributors, licensees, or co-marketers fails to comply with regulatory requirements, the regulatory authorities could take various actions. These include imposing fines on Mereo, imposing restrictions on Mereo’s product or its manufacture, and requiring Mereo to recall or remove a product from the market. The regulatory authorities could also suspend or withdraw Mereo’s marketing authorizations, or require it to conduct additional clinical trials, change its product labeling, or submit additional MAAs. If any of these events occurs, Mereo’s ability to sell its product may be impaired, and it may incur substantial additional expense to comply with regulatory requirements.

The policies of the FDA, the EMA, and other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of Mereo’s product candidates. Mereo cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States, the United Kingdom, Europe, or other jurisdictions. For example, the current U.S. presidential administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. Notably, in January 2017, an Executive Order was issued directing all executive agencies, including the FDA, that, for each notice of proposed rulemaking or final regulation to be issued in fiscal year 2017, the agency identify at least two existing regulations to be repealed, unless prohibited by law. These requirements are referred to as the “two-for-one” provisions. This Executive Order includes a budget neutrality provision that requires the total incremental cost of all new regulations in the 2017 fiscal year, including repealed regulations, to be no greater than zero, except in limited circumstances. For fiscal years 2018 and beyond, the Executive Order requires agencies to identify regulations to offset any incremental cost of a new regulation. In interim guidance issued by the Office of Information and Regulatory Affairs in February 2017, the administration indicated that the “two-for-one” provisions may apply not only to agency regulations, but also to significant agency guidance documents, and in September 2017, the FDA published notices in the Federal Register soliciting broad public comment to identify regulations that could be modified in compliance with these Executive Orders. It is difficult to predict how these requirements be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, Mereo’s business may be negatively impacted. In addition, if Mereo is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if it is not able to maintain regulatory compliance, Mereo may lose any marketing approval that it may have obtained and may not achieve or sustain profitability.

Even if Mereo obtains marketing approval of any of its product candidates in a major pharmaceutical market such as the United States or the EU, it may not be able to obtain approval or commercialize that product candidate in other markets, which would limit its ability to realize its full market potential.

In order to market any products in a country or territory, Mereo must establish and comply with numerous and varying regulatory requirements of such country or territory regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking regulatory approvals in multiple markets may require additional pre-clinical studies or clinical trials, which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of Mereo’s product candidates in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. In addition, Mereo’s failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. Mereo currently does not have any product candidates approved for sale in the United States, the EU, or any other markets, and Mereo’s management team does not have experience in obtaining regulatory approval in markets outside of the United States and the EU. If Mereo seeks regulatory approval in other markets and fail to obtain marketing approval in those markets or, if Mereo’s product candidates are approved in such markets but Mereo fails to maintain such approvals, its ability to realize the full market potential of its product candidates will be compromised.

Mereo’s employees and independent contractors, including principal investigators, CROs, CMOs, consultants, vendors, and any other third parties Mereo may engage in connection with the development and commercialization of its product candidates may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could adversely affect Mereo’s business.

Misconduct by Mereo’s employees and independent contractors, including principal investigators, CROs, CMOs, consultants, vendors, and any other third parties Mereo may engage in connection with the development and commercialization of Mereo’s product candidates, could include intentional, reckless, or negligent conduct or unauthorized activities that violate: (i) the laws and regulations of the FDA, the EMA and other similar regulatory authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) data privacy, security, fraud and abuse, and other healthcare laws and regulations; or (iv) laws that require the reporting of true, complete, and accurate financial information and data.

Specifically, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creation of fraudulent data in pre-clinical studies or clinical trials, or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to Mereo’s reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions Mereo take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Mereo from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, Mereo is subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against Mereo, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of Mereo’s operations. Mereo is also subject to the data privacy regime in the EU, which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the EU and includes the General Data Protection Regulation (the “GDPR”) and any national laws implementing or supplementing the GDPR. If Mereo does not comply with its obligations under the EU privacy regime, it could be exposed to significant fines and may be the subject of litigation and/or adverse publicity, which could have a material adverse effect on its reputation and business.

Risks Related to Healthcare Laws and Other Legal Compliance Matters

Enacted and future healthcare legislation may increase the difficulty and cost for Mereo to obtain marketing approval of and commercialize its product candidates and may affect the prices it may set.

In the United States, EU and other jurisdictions, there have been, and Mereo expects there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect Mereo’s future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (as so amended, the “ACA”) was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include the following:

•

an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as orphan drugs), which is apportioned among these entities according to its market share in certain government healthcare programs;

•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during its coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•

new requirements to report certain financial arrangements with physicians and teaching hospitals, including reporting “transfers of value” made or distributed to prescribers and other healthcare providers and reporting investment interests held by physicians and its immediate family members;

•

an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price (“AMP”) for branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the AMP;

•

a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and biologics, including Mereo’s product candidates, that are inhaled, infused, instilled, implanted, or injected;

•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•

creation of the Independent Payment Advisory Board, which, once empaneled, will have the authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs and those recommendations could have the effect of law unless overruled by a supermajority vote of the U.S. Congress (“Congress”);

•

establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services (“CMS”), to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending;

•	expansion of the entities eligible for discounts under the Public Health Service program; and

•	a licensure framework for follow on biologic products.

Since its enactment, there have been judicial and congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of any certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. The Trump administration has also announced that it will discontinue the payment of cost-sharing reduction (“CSR”) payments to insurance companies until Congress approves the appropriation of funds for the CSR payments. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. A bipartisan bill to appropriate funds for CSR payments has been introduced in the Senate, but the future of that bill is uncertain. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Further, each chamber of Congress have put forth multiple bills this year designed to repeal or repeal and replace portions of the ACA. Although none of these measures have been enacted by Congress to date, Congress may consider other legislation to repeal and replace elements of the ACA. Congress will likely consider other legislation to replace elements of the ACA. Mereo continues to evaluate the effect that the ACA and its possible repeal and replacement has on its business. It is uncertain the extent to which any such changes may impact Mereo’s business or financial condition.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2025 unless additional action is taken by Congress. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws or any other similar laws introduced in the future may result in additional reductions in Medicare and other health care funding, which could negatively affect Mereo’s customers and accordingly, Mereo’s financial operations.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. Mereo expects that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for Mereo’s product candidates or additional pricing pressures.

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm Mereo’s business, results of operations, financial condition, and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in its prescription drug and other healthcare programs. This could reduce the ultimate demand for Mereo’s product candidates or put pressure on Mereo’s product pricing.

In the EU, similar political, economic and regulatory developments may affect Mereo’s ability to profitably commercialize its product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles that may increase Mereo’s operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of Mereo’s product candidates, restrict or regulate post-approval activities and affect Mereo’s ability to commercialize its product candidates, if approved.

In markets outside of the United States and EU, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

Mereo cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action in the United States, the EU, or any other jurisdiction. If Mereo or any third parties it may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Mereo or such third parties are not able to maintain regulatory compliance, Mereo’s product candidates may lose any regulatory approval that may have been obtained and Mereo may not achieve or sustain profitability.

Mereo’s business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers will be subject to applicable healthcare regulatory laws, which could expose Mereo to penalties.

Mereo business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers, may expose Mereo to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which Mereo conduct its operations, including how it researches, markets, sells, and distributes its product candidates, if approved. Such laws include:

•

the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving, or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, any good, facility, item, or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The U.S. federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand;

•

the U.S. federal false claims and civil monetary penalties laws, including the civil False Claims Act (“FCA”) which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the federal government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims;

•

the U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) and its respective implementing regulations, which impose, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers as well as its business associates that perform certain services involving the use or disclosure of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•	the U.S. federal Food, Drug and Cosmetic Act (“FDCA”), which prohibits, among other things, the adulteration or misbranding of drugs, biologics, and medical devices;

•

the U.S. Public Health Service Act (“PHSA”), which prohibits, among other things, the introduction into interstate commerce of a biological product unless a biologics license is in effect for that product;

•

the U.S. federal legislation commonly referred to as the “Physician Payments Sunshine Act”, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics, and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held by the physicians described above and its immediate family members;

•

analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to Mereo’s business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

•	similar healthcare laws and regulations in the EU and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under such laws, it is possible that some of Mereo’s business activities could be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Ensuring that Mereo’s current and future internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Mereo’s business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations.

If Mereo’s operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to it, Mereo may be subject to the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and/or oversight if Mereo becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment or restructuring of Mereo’s operations, any of which could adversely affect Mereo’s ability to operate its business and its results of operations. If any of the physicians or other providers or entities with whom Mereo expects to do business are found to not be in compliance with applicable laws, Mereo may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment, which could affect Mereo’s ability to operate its business. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if Mereo is successful in defending against any such actions that may be brought against it, its business may be impaired.

Mereo is subject to governmental regulation and other legal obligations related to privacy, data protection and data security. Mereo’s actual or perceived failure to comply with such obligations could harm its business.

Mereo is subject to diverse laws and regulations relating to data privacy and security in the EU, and in the future in the European Economic Area, including the GDPR. New global privacy rules are being enacted and existing ones are being updated and strengthened. Mereo is likely to be required to expend capital and other resources to ensure ongoing compliance with these laws and regulations.

The GDPR applies extraterritorially and implements stringent operational requirements for controllers and processors of personal data. For example, the GDPR: (i) requires detailed disclosures to data subjects; (ii) requires disclosure of the legal basis on which personal data is processed; (iii) makes it harder to obtain valid consent for processing; (iv) requires the appointment of a data protection officers where sensitive personal data (i.e. health data) is processed on a large scale; (v) provides more robust rights for data subjects; (vi) introduces mandatory data breach notification through the EU; (vii) imposes additional obligations when contracting with service providers; and (viii) requires an appropriate privacy governance framework to be implemented including policies, procedures, training and data audit. The GDPR permits member state derogations for certain issues and, accordingly, Mereo is also subject to EU national laws relating to the processing of certain data such as genetic data, biometric data and data concerning health. Complying with these numerous, complex and often changing regulations is expensive and difficult. Failure by Mereo, or its partners or service providers, to comply with the GDPR could result in regulatory investigations, enforcement notices and/or fines of up to the higher of 20,000,000 Euros or up to 4% of Mereo’s total worldwide annual turnover. In addition to the foregoing, any breach of privacy laws or data security laws, particularly those resulting in any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on Mereo’s business, reputation and financial condition.

As a data controller, Mereo is accountable for any third-party data service providers it engages to process personal data on its behalf. Mereo attempts to address the associated risks by performing security assessments, detailed due diligence and regularly performing privacy and security reviews of its vendors and requiring all such third-party providers with data access to sign agreements, including business associate agreements, and where required under EU law, obligating them to only process data according to Mereo’s instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and Mereo’s own privacy and security-related safeguards will protect it from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by Mereo’s third-party processors could have a material adverse effect on Mereo’s business and result in the fines and penalties outlined above.

Mereo is also subject to evolving European privacy laws on electronic marketing and cookies. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) (the “e-Privacy Directive”) with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each European member state. The draft e-Privacy Regulation (the “e-Privacy Regulation”) imposes strict opt-in marketing rules with limited exceptions for business-to-business communications, alters rules on third-party cookies, web beacons and similar technology and significantly increases fining powers to the same levels as GDPR (i.e. the greater of 20,000,000 Euros or 4% of total global annual revenue). While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process and commentators now expect it to be adopted during the second half of 2020 or during 2021 following a transition period.

Due to Mereo’s international operations, it is subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing its operations. If Mereo fails to comply with these laws, it could be subject to civil or criminal penalties, other remedial measures and legal expenses.

Mereo’s operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010 (the “Bribery Act”); the U.S. Foreign Corrupt Practices Act (the “FCPA”); and other anti-corruption laws that apply in countries where Mereo does business and may do business in the future. The Bribery Act, FCPA, and these other laws generally prohibit Mereo, its officers and its employees and intermediaries from bribing, being bribed by, or providing prohibited payments or anything else of value to government officials or other persons to obtain or retain business or gain some other business advantage. Mereo may in the future operate in jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and it may participate in collaborations and relationships with third parties whose actions could potentially subject it to liability under the Bribery Act, FCPA, or local anti-corruption laws. In addition, Mereo cannot predict the nature, scope, or effect of future regulatory requirements to which any of its international operations might be subject or the manner in which existing laws might be administered or interpreted.

Mereo is also subject to other laws and regulations governing any international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the EU, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations (collectively, the “Trade Control Laws”).

There is no assurance that Mereo will be completely effective in ensuring its compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA, or other legal requirements, including Trade Control Laws. If Mereo is not in compliance with the Bribery Act, the FCPA, and other anti-corruption laws or Trade Control Laws, it may be subject to criminal and civil penalties, disgorgement, and other sanctions and remedial measures and legal expenses. Any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws, or Trade Control Laws by U.K., U.S., or other authorities, even if it is ultimately determined that Mereo did not violate such laws, could be costly and time-consuming, require significant personnel resources, and harm Mereo’s reputation.

Mereo will seek to build and continuously improve its systems of internal controls and to remedy any weaknesses identified. There can be no assurance, however, that the policies and procedures will be followed at all times or effectively detect and prevent violations of the applicable laws by one or more of Mereo’s employees, consultants, agents, or collaborators and, as a result, Mereo could be subject to fines, penalties, or prosecution.

Risks Related to Commercialization

Mereo operates in a highly competitive and rapidly changing industry, which may result in others acquiring, developing, or commercializing competing products before or more successfully than Mereo does.

The biopharmaceutical and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. Mereo’s success is highly dependent on its ability to acquire, develop, and obtain marketing approval for new products on a cost-effective basis and to market them successfully. If BPS-804, MPH-966, BCT-197, BGS-649, OMP-305B83 or OMP-313M32 is approved, Mereo will face intense competition from a variety of businesses, including large, fully integrated pharmaceutical companies, specialty pharmaceutical companies, and biopharmaceutical companies in the United States, Europe, and other jurisdictions. These organizations may have significantly greater resources than Mereo has and conduct similar research; seek patent protection; and establish collaborative arrangements for research, development, manufacturing, and marketing of products that may compete with Mereo’s product candidates.

Mereo expects to face competition for each of its current product candidates, including specifically:

•

Mereo considers BPS-804’s current closest potential competitors in development for the treatment of OI to be denosumab (Prolia) from Amgen Inc. (“Amgen”), an anti-resorptive agent, and UCB S.A. (“UCB”), and Amgen’s anti-sclerostin antibody, romosozumab. Blosozumab, an anti-sclerostin antibody, was in Phase 1 development for osteoporosis by Eli Lilly and Company (“Eli Lilly”); however, Mereo is not aware of any ongoing clinical trials for this product candidate and does not believe this product candidate remains under active development. Additionally, Bone Therapeutics SA (“Bone Therapeutics”), is developing osteoblastic cell therapy products. Baylor College of Medicine is also conducting a Phase 1 open label trial of fresolimumab, a TGF-B inhibitor, in adult OI patients.

•

Mereo considers MPH-966’s current closest potential competitors for the treatment of severe AATD to be alpha1-proteinase inhibitors that are administered intravenously in AAT augmentation therapy. Currently, there are four inhibitors on the market in the United States: Prolastin-C from Grifols, S.A. (“Grifols”), Aralast from Shire plc, now a subsidiary of Takeda Pharmaceutical Company Ltd (“Shire”), Zemaira from CSL Limited (“CSL”), and Glassia from Kamada Ltd. (“Kamada”). Kamada is also investigating an inhaled version of augmentation therapy, Apic Bio, Inc. (“Apic Bio”) is in the early stages of developing gene-therapy approaches for AATD and Vertex Pharmaceuticals Inc. (“Vertex”) has an early-stage small molecule corrector program for AATD. Santhera Pharmaceuticals (“Santhera”), has in-licensed an inhaled neutrophil elastase inhibitor and is planning a multiple ascending dose study, with the initial indication targeted being cystic fibrosis.

•

For BCT-197, although Mereo is not aware of any approved therapies for the treatment of AECOPD, there are a wide range of established therapies available for COPD as well as a number of products in development, with Verona Pharma plc (“Verona Pharma”), GlaxoSmithKline plc. (“GlaxoSmithKline”), and AstraZeneca each conducting Phase 2 trials on drugs for the treatment of COPD.

•

Mereo considers BGS-649’s current closest potential competitors for the treatment of HH to be testosterone replacement therapies (“TRT”). These include Androgel from AbbVie Inc. (“Abbvie”), and Eli Lilly’s Axiron, both administered transdermally by applying a gel formulation, which are approved in the United States and Europe, Andriol from Merck & Co., Inc. (“Merck”), an oral testosterone therapy, which is approved in Europe but not in the United States and JATENZO from Clarus Therapeutics, Inc (“Clarus”) approved in the United States in March 2019. There are also other approved TRT products that are administered via injection and other oral TRTs that are still in the development or registration stages, such as TLANDO from Lipocine, Inc. (“Lipocine”). The FDA held advisory committee meetings in January 2018 for TLANDO. On May 9, 2018, Lipocine announced that it had received a complete response letter from the FDA and is in the process of addressing the issues identified in the letter.

•

Mereo considers OMP-305B83’s competitors in ovarian cancer to be existing cancer treatments such as chemotherapeutic agents, Avastin®, the PARP inhibitors (Rubraca, Zejula and Lynparza) and potentially other drug candidates that are in clinical development such as anti-PD1 and antibody drug conjugates. In addition, there are two other anti-DLL4/VEGF dual variable domain immunoglobulins (Abbvie’s ABT-165 and ABL Bio’s ABL001) in clinical development. Finally, there are established pharmaceutical and biotechnology companies that are known to be involved in oncology research.

•

Mereo considers OMP-313M32’s competitors to be existing cancer treatments such as the commercially available immuno-oncology agents (e.g., Yervoy™, Keytruda®, and Opdivo®, etc.), chemotherapeutic agents, and antibody based therapeutics such as Avastin and Erbitux. In addition, other potential competitors include several other anti-TIGIT agents (e.g., those currently being developed by Genentech (Roche), Merck, Bristol-Myers Squibb or BMS, and Arcus Biosciences) and investigational immuno-oncologic, agents against other targets, there are established pharmaceutical and biotechnology companies that are known to be involved in oncology research.

Mereo also anticipates that new companies will enter these markets in the future. If Mereo successfully develops and commercializes any of BPS-804, MPH-966, BCT-197, BGS-649, OMP-313M32 or OMP-305B83, they will compete with existing therapies and new therapies that may become available in the future. The highly competitive nature of and rapid technological changes in the biopharmaceutical and pharmaceutical industries could render Mereo’s product candidates obsolete, less competitive, or uneconomical. Mereo’s competitors may, among other things:

•

have significantly greater name recognition, financial, manufacturing, marketing, drug development, technical, and human resources than Mereo does, and future mergers and acquisitions in the biopharmaceutical and pharmaceutical industries may result in even more resources being concentrated in Mereo’s competitors;

•

develop and commercialize products that are safer, more effective, less expensive, more convenient, or easier to administer, or have fewer or less severe effects, or in certain cases could be curative for the condition;

•	obtain quicker regulatory approval;

•	establish superior proprietary positions covering Mereo’s products and technologies;

•	implement more effective approaches to sales and marketing; or

•	form more advantageous strategic alliances.

Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with Mereo in recruiting and retaining qualified scientific and management personnel; establishing clinical trial sites and patient registration; and in acquiring technologies complementary to, or necessary for, Mereo’s programs. Mereo’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are more effective, have fewer or less severe side effects, are more convenient or are less expensive than Mereo’s product candidates. Mereo’s competitors may also obtain FDA, EMA, or other regulatory approval for its product candidates more rapidly than Mereo may obtain approval for its own product candidates, which could result in Mereo’s competitors establishing or strengthening its market position before Mereo is able to enter the market.

Mereo has obtained orphan drug designation for BPS-804 for the treatment of OI in the United States and EU, but Mereo may be unable to obtain orphan drug designation for MPH-966 or any future product candidates, and Mereo may be unable to obtain or maintain the benefits associated with orphan drug designation, including the potential for orphan drug exclusivity, for BPS-804 or any other product candidate for which Mereo obtains orphan drug designation.

Under the Orphan Drug Act of 1983 (the “Orphan Drug Act”), the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the EU, the EMA’s Committee for Orphan Medicinal Products (“COMP”) grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the EU. Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating, or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the drug or biological product or where there is no satisfactory method of diagnosis, prevention, or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax credits for qualified clinical testing, and user-fee waivers. In addition, if a product receives the first FDA approval of that drug for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the rare disease or condition. Under the FDA’s regulations, the FDA will deny orphan drug exclusivity to a designated drug upon approval if the FDA has already approved another drug with the same active ingredient for the same indication, unless the drug is demonstrated to be clinically superior to the previously approved drug. In the EU, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity following approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the drug is sufficiently profitable not to justify maintenance of market exclusivity. In the EU, a marketing authorization for an orphan designated product will not be granted if a similar drug has been approved in the EU for the same therapeutic indication, unless the applicant can establish that its product is safer, more effective or otherwise clinically superior. A similar drug is a product containing a similar active substance or substances as those contained in an already authorized product. Similar active substance is defined as an identical active substance, or an active substance with the same principal molecular structural features (but not necessarily all of the same molecular features) and which acts via the same mechanism.

Mereo has obtained orphan drug designation from the FDA and EMA for BPS-804 for the treatment of OI, and plans to seek orphan drug designation for MPH-966 and future product candidates. Even with orphan drug designation, Mereo may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products, which could prevent Mereo from marketing its product candidates if another company is able to obtain orphan drug exclusivity before Mereo does. In addition, exclusive marketing rights in the United States may be unavailable if Mereo seeks approval for an indication broader than the orphan-designated indication or may be lost in the United States if the FDA later determines that the request for designation was materially defective or if Mereo is unable to assure sufficient quantities of the drug to meet the needs of patients with the rare disease or condition following approval. Further, even if Mereo obtains orphan drug exclusivity, that exclusivity may not effectively protect Mereo’s product candidates from competition because different drugs with different active moieties can be approved for the same condition. In addition, the FDA and the EMA can subsequently approve products with the same active moiety for the same condition if the FDA or the EMA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. In addition, while Mereo intends to seek orphan drug designation for other existing and future product candidates, including MPH-966, Mereo may never receive such designations.

There have been legal challenges to aspects of the FDA’s regulations and policies concerning the exclusivity provisions of the Orphan Drug Act, and future challenges could lead to changes that affect the protections afforded Mereo’s product candidates in ways that are difficult to predict. In 2014, a U.S. district court invalidated the FDA’s denial of orphan exclusivity to an orphan designated drug, which the FDA had based on its determination that the drug was not proven to be clinically superior to a previously approved “same drug.” In response to the decision, the FDA released a policy statement stating that the court’s decision is limited to the facts of that particular case and that the FDA will continue to deny orphan drug exclusivity to a designated drug upon approval if the drug is the “same” as a previously approved drug, unless the drug is demonstrated to be clinically superior to that previously approved drug. Since then, similar legal challenges have been initiated against the FDA for its denial of orphan drug exclusivity to other designated drugs, and in 2017, Congress amended the Orphan Drug Act to require a demonstration of clinical superiority upon approval as a condition of receiving orphan drug exclusivity when another “same drug” has already been approved for the same indication. In the future, there is the potential for additional legal challenges to the FDA’s orphan drug regulations and policies, and it is uncertain how ongoing and future challenges might affect Mereo’s business.

Mereo may seek and fail to obtain breakthrough therapy designation by the FDA for BPS-804 or MPH-966, or any future product candidates or access to the PRIME scheme by the EMA for MPH-966 or any future product candidates. Even if Mereo obtains such designation or access, the designation or access may not lead to faster development or regulatory review or approval, and it does not increase the likelihood that Mereo’s product candidates will receive marketing approval.

In 2012, the FDA established a breakthrough therapy designation which is intended to expedite the development and review of product candidates that treat serious or life-threatening diseases where preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically-significant endpoints, such as substantial treatment effects observed early in clinical development. The designation of a product candidate as a breakthrough therapy provides potential benefits that include but are not limited to more frequent meetings with the FDA to discuss the development plan for the product candidate and ensure collection of appropriate data needed to support approval; more frequent written correspondence from the FDA about such things as the design of the proposed clinical trials and use of biomarkers; intensive guidance on an efficient drug development program, beginning as early as Phase 1; organizational commitment involving senior managers; and eligibility for rolling review and priority review. Drugs and biologics designated as breakthrough therapies by the FDA are also eligible for accelerated approval. Similarly, the EMA has established the PRIME scheme to expedite the development and review of product candidates that show a potential to address to a significant extent an unmet medical need, based on early clinical data. In November 2017, BPS-804 was admitted to the PRIME scheme of the EMA.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if Mereo believes one of its product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. Mereo cannot be sure that its evaluation of its product candidates as qualifying for breakthrough therapy designation will meet the FDA’s expectations. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review, or approval compared to product candidates considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of Mereo’s product candidates qualify as breakthrough therapies, the FDA may later decide that such product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Similarly, access to the PRIME scheme is at the discretion of the EMA, and Mereo cannot be sure that MPH-966 or any future product candidates will be granted access to the scheme; that participation in the scheme will result in expedited regulatory review or approval of Mereo’s product candidates; or that access to the scheme, once granted, will not be revoked.

The successful commercialization of Mereo’s product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels, and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for Mereo’s product candidates, if approved, could limit its ability to market those products and decrease its ability to generate revenue.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers, and other third-party payors are essential for most patients to be able to afford prescription medications such as Mereo’s product candidates, assuming approval. Mereo’s ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers, and other organizations will have an effect on Mereo’s ability to successfully commercialize its product candidates. Assuming Mereo obtains coverage for its product candidates by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Mereo cannot be sure that coverage and reimbursement in the United States, the EU, or elsewhere will be available for its product candidates or any product that Mereo may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs or biologics when an equivalent generic drug, biosimilar, or a less expensive therapy is available. It is possible that a third-party payor may consider Mereo’s product candidates as substitutable and only offer to reimburse patients for the less expensive product. Even if Mereo shows improved efficacy or improved convenience of administration with its product candidates, pricing of existing drugs may limit the amount Mereo will be able to charge for its product candidates. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable Mereo to realize an appropriate return on its investment in its product candidates. If reimbursement is not available or is available only at limited levels, Mereo may not be able to successfully commercialize its product candidates, and may not be able to obtain a satisfactory financial return on Mereo’s product candidates.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered. The Medicare and Medicaid programs increasingly are used as models in the United States for how private payors and other governmental payors develop its coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for Mereo’s product candidates.

No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require Mereo to provide scientific and clinical support for the use of its product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and Mereo believes that changes in these rules and regulations are likely.

Mereo’s operations are also subject to extensive governmental price controls and other market regulations in the United Kingdom and other countries outside of the United States, and Mereo believes the increasing emphasis on cost-containment initiatives in European and other countries have and will continue to put pressure on the pricing and usage of its product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix its own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that Mereo is able to charge for Mereo’s product candidates. Accordingly, in markets outside the United States, the reimbursement for Mereo’s product candidates may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for Mereo’s product candidates. Mereo expects to experience pricing pressures in connection with the sale of its product candidates due to the trend toward managed health care, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and biologics and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products.

Mereo’s existing and future product candidates may not gain market acceptance, in which case Mereo’s ability to generate product revenues will be compromised.

Even if the FDA, the EMA, or any other regulatory authority approves the marketing of Mereo’s product candidates, whether developed on Mereo’s own or with a collaborator, physicians, healthcare providers, patients, or the medical community may not accept or use Mereo’s product candidates. If Mereo’s product candidates do not achieve an adequate level of acceptance, it may not generate significant product revenue or any profits from operations. The degree of market acceptance of Mereo’s product candidates will depend on a variety of factors, including:

•	the timing of market introduction;

•	the number and clinical profile of competing products;

•	the clinical indications for which Mereo’s product candidates are approved;

•	Mereo’s ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of any side effects;

•	relative convenience and ease of administration;

•	cost-effectiveness;

•	marketing and distribution support;

•	availability of adequate coverage, reimbursement, and adequate payment from health maintenance organizations and other insurers, both public and private; and

•	other potential advantages over alternative treatment methods.

If Mereo’s product candidates fail to gain market acceptance, Mereo’s ability to generate revenues will be adversely affected. Even if Mereo’s product candidates achieve market acceptance, the market may prove not to be large enough to allow Mereo to generate significant revenues.

Mereo intends to directly commercialize its product candidates for rare diseases and to seek strategic relationships with third parties for the commercialization of Mereo’s product candidates for specialty diseases. If Mereo is unable to develop its own sales, marketing, and distribution capabilities or enter into business arrangements, it may not be successful in commercializing its product candidates.

Mereo has no marketing, sales, or distribution capabilities and it currently has no experience with marketing, selling or distributing pharmaceutical products. Mereo also has no strategic relationships in place for the commercialization of its product candidates. For BPS-804 and MPH-966, if approved, and for any future product candidates for rare diseases, Mereo intends either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize these product candidates in major markets or potentially to outsource aspects of these functions to third parties. Mereo may not be able to hire a sales force that is sufficient in size or has adequate expertise in OI, AATD, or other relevant rare diseases. Any failure or delay in the development of Mereo’s internal sales, marketing, and distribution capabilities would adversely impact the commercialization of these product candidates.

For BCT-197, BGS-649, OMP-313M32 and OMP-305B83, and for any future product candidates for specialty diseases, Mereo intends to enter into strategic relationships for the commercialization of these product candidates. These arrangements may also include the late-stage clinical development of a product candidate. As a result, Mereo’s revenue from product sales may be lower than if Mereo directly marketed or sold these product candidates. In addition, any revenue Mereo receive will depend upon the terms of such arrangement, which may not be as favorable to Mereo as possible, and the efforts of the other party, which may not be adequate or successful and are likely to be beyond Mereo’s control. If Mereo is unable to enter into these arrangements on acceptable terms or at all, it may not be able to successfully commercialize these product candidates.

These commercialization approaches are expensive and time consuming, and some or all of the costs associated with such efforts may be incurred in advance of any approval of Mereo’s product candidates. If Mereo is not successful in commercializing its product candidates, either on its own or through strategic relationships with third parties, Mereo’s future product revenue will suffer and it may incur significant losses.

Any product candidates for which Mereo intends to seek approval as biologic products in the United States may face competition sooner than anticipated.

In the United States, the Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”) created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own pre-clinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of its product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when processes intended to implement the BPCIA may be fully adopted by the FDA, any such processes could adversely affect the future commercial prospects for any biological products.

Mereo believes that if any product candidate is approved as a biological product under a BLA, it should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider Mereo product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for a reference product in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

In the EU, MAAs for products that are biosimilar to an already authorized biological product, the so-called reference product, can rely on the safety and efficacy data contained in the dossier of the reference product. To qualify as a biosimilar product the marketing authorization applicant must demonstrate, through comprehensive comparability studies with the reference product, that its product is: (i) highly similar to the reference product notwithstanding the natural variability inherent to all biological medicines, and (ii) that there are no clinically meaningful differences between the biosimilar and the reference product in terms of safety, quality, and efficacy. Biosimilars can only be authorized for use after the period of exclusivity of the reference biological medicine has expired. In general, this means that the biological reference product must have been authorized for at least 10 years before a biosimilar can be made available by another company.

Risks Related to Mereo’s Dependence on Third Parties

Mereo relies, and expect to continue to rely, on third parties, including independent investigators and CROs, to conduct its clinical trials. If these CROs do not successfully carry out its contractual duties or meet expected deadlines, Mereo may not be able to obtain regulatory approval for or commercialize its product candidates, or such approval or commercialization may be delayed, and its business could be substantially harmed.

Mereo has relied upon and plans to continue to rely upon independent clinical investigators and CROs to conduct its clinical trials and to monitor and manage data for its ongoing clinical programs. Mereo relies on these parties for the execution of Mereo’s clinical trials and control only certain aspects of these parties’ activities. Nevertheless, Mereo is responsible for ensuring that each of its studies and trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and its reliance on these third parties does not relieve Mereo of its regulatory responsibilities. Mereo and its independent investigators and CROs are required to comply with GxP requirements, which are regulations and guidelines enforced by the FDA, the competent authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of Mereo’s product candidates in clinical development. Regulatory authorities enforce these GxP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If Mereo fails to exercise adequate oversight over any of its independent investigators or CROs or if Mereo or any of its independent investigators or CROs fail to comply with applicable GxP requirements, the clinical data generated in Mereo’s clinical trials may be deemed unreliable and the FDA, the EMA, or comparable foreign regulatory authorities may require Mereo to perform additional clinical trials before approving its marketing applications. Mereo cannot assure you that upon a regulatory inspection of Mereo or its independent investigators or CROs, such regulatory authority will determine that any of Mereo’s clinical trials complies with GxP requirements. Mereo’s failure to comply with these regulations may require it to repeat clinical trials, which would delay the regulatory approval process.

Further, these independent investigators and CROs are not Mereo’s employees and Mereo is not able to control, other than by contract, the amount of resources, including time, which they devote to Mereo’s clinical trials. If Mereo’s independent investigators or CROs fail to devote sufficient resources to the development of Mereo’s product candidates, or if its performance is substandard, it may delay or compromise the prospects for approval and commercialization of Mereo’s product candidates. In addition, the use of third-party service providers requires Mereo to disclose its proprietary information to these parties, which could increase the risk that this information is misappropriated.

If any of Mereo’s relationships with its independent investigators or CROs terminate, it may not be able to enter into arrangements with alternative independent investigators or CROs or to do so on commercially reasonable terms. Switching or adding additional investigators or CROs involves additional cost and potential delays and requires Mereo’s management’s time and focus. In addition, there is a natural transition period when a new independent investigator or CRO commences work. As a result, delays could occur, which could materially impact Mereo’s ability to meet its desired clinical development timelines.

If Mereo’s independent investigators or CROs do not successfully carry out its contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to a failure to adhere to Mereo’s clinical protocols, regulatory requirements, or for other reasons, Mereo’s clinical trials may be extended, delayed, or terminated and Mereo may not be able to obtain regulatory approval for or successfully commercialize its product candidates. As a result, Mereo’s results of operations and the commercial prospects for its product candidates would be harmed, its costs could increase and its ability to generate revenue could be delayed.

Mereo currently relies on third-party CMOs for the production of clinical supply of Mereo’s product candidates and intend to rely on CMOs for the production of commercial supply of Mereo’s product candidates, if approved. Mereo’s dependence on CMOs may impair the development of Mereo’s product candidates and may impair the commercialization of its product candidates, which would adversely impact its business and financial position.

Mereo has limited personnel with experience in manufacturing, and does not own facilities for manufacturing its product candidates. Instead, Mereo relies on and expect to continue to rely on CMOs for the supply of cGMP grade clinical trial materials and commercial quantities of Mereo’s product candidates, if approved. Reliance on CMOs may expose Mereo to more risk than if it were to manufacture its own product candidates. Novartis previously provided clinical supplies for BPS-804, BCT-197, and BGS-649 and certain transitional services. Mereo has moved the clinical supply manufacture for these product candidates to CMOs. Mereo also intends to contract with CMOs for the clinical supply of MPH-966.

The facilities used to manufacture Mereo’s product candidates must be approved by the FDA, the EMA, and comparable foreign authorities pursuant to inspections. While Mereo provides oversight of manufacturing activities, it does not and will not control the execution of its manufacturing activities by, and is or will be essentially dependent on, its CMOs for compliance with cGMP requirements for the manufacture of its product candidates. As a result, Mereo is subject to the risk that its product candidates may have manufacturing defects that Mereo has limited ability to prevent. If a CMO cannot successfully manufacture material that conforms to Mereo’s specifications and the regulatory requirements, Mereo may not be able to secure or maintain regulatory approval for the use of its investigational medicinal products in clinical trials, or for commercial distribution of its product candidates, if approved. In addition, Mereo has limited control over the ability of its CMOs to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, the EMA or comparable foreign regulatory authority does not approve these facilities for the manufacture of Mereo’s product candidates or if it withdraws any such approval in the future, Mereo may need to find alternative manufacturing facilities, which would delay its development program and significantly impact its ability to develop, obtain regulatory approval for or commercialize its product candidates, if approved. In addition, any failure to achieve and maintain compliance with these laws, regulations and standards could subject Mereo to the risk that it may have to suspend the manufacturing of its product candidates or that obtained approvals could be revoked. Furthermore, CMOs may breach existing agreements they have with Mereo because of factors beyond Mereo’s control. CMOs may also terminate or refuse to renew its agreement at a time that is costly or otherwise inconvenient for Mereo. In addition, the manufacture of biologics involves expensive and complex processes and worldwide capacity at CMOs for the manufacture of biologics is currently limited. In addition, Novartis has a contractual right to approve or reject any additional CMO Mereo wishes to engage for the manufacture of BPS-804, other than those CMOs that Mereo and Novartis have already agreed upon. If Mereo were to be unable to find an adequate CMO or another acceptable solution in time, Mereo’s clinical trials could be delayed or its commercial activities could be harmed.

Mereo relies on and will continue to rely on CMOs to purchase from third-party suppliers the raw materials necessary to produce Mereo’s product candidates. Mereo does not and will not have control over the process or timing of the acquisition of these raw materials by Mereo’s CMOs. Moreover, Mereo currently does not have any agreements for the production of these raw materials. Supplies of raw material could be interrupted from time to time and Mereo cannot be certain that alternative supplies could be obtained within a reasonable timeframe, at an acceptable cost, or at all. In addition, a disruption in the supply of raw materials could delay the commercial launch of Mereo’s product candidates, if approved, or result in a shortage in supply, which would impair Mereo’s ability to generate revenues from the sale of its product candidates. Growth in the costs and expenses of raw materials may also impair Mereo’s ability to cost effectively manufacture its product candidates. There are a limited number of suppliers for the raw materials that Mereo may use to manufacture its product candidates and Mereo may need to assess alternate suppliers to prevent a possible disruption of the manufacture of its product candidates.

Finding new CMOs or third-party suppliers involves additional cost and requires Mereo’s management’s time and focus. In addition, there is typically a transition period when a new CMO commences work. Although Mereo generally does not begin a clinical trial unless it believes it has on hand, or will be able to obtain, a sufficient supply of Mereo’s product candidates to complete the clinical trial, any significant delay in the supply of its product candidates or the raw materials needed to produce its product candidates, could considerably delay conducting its clinical trials and potential regulatory approval of its product candidates.

As part of its manufacture of Mereo’s product candidates, its CMOs and third-party suppliers are expected to comply with and respect the proprietary rights of others. If a CMO or third-party supplier fails to acquire the proper licenses or otherwise infringes the proprietary rights of others in the course of providing services to Mereo, Mereo may have to find alternative CMOs or third-party suppliers or defend against claims of infringement, either of which would significantly impact Mereo’s ability to develop, obtain regulatory approval for or commercialize its product candidates, if approved.

Mereo intends to enter into strategic relationships with third parties, based on a product-by-product assessment, for the development of some of its product candidates. If Mereo fails to enter into these arrangements, its business, development and commercialization prospects could be adversely affected.

Mereo’s development program for its product candidates, particularly as they enter late-stage development, will require substantial additional funds. Mereo currently intends to enter into a strategic relationship with a pharmaceutical or biopharmaceutical company for the continued development of BCT-197, BGS-649, OMP-313M32 and OMP-305B83, and Mereo may take the same approach for other product candidates.

These types of development arrangements are complex and time-consuming to negotiate and document, and Mereo may not be able to enter into these arrangements on favorable terms or at all. In addition, Mereo faces significant competition from other companies in seeking out these types of development arrangements. If Mereo is successful in entering into such an arrangement, it will be subject to other risks, including its inability to control the amount of time and resources the third party will dedicate to its product candidates, financial or other difficulties experienced by such third party, relinquishing important rights to such third party, and the arrangement failing to be profitable to Mereo.

If Mereo is unable to enter into an appropriate arrangement for the development of BCT-197 and potentially for BGS-649 or other product candidates, Mereo may have to reduce, delay, or terminate the development of such product candidates. If Mereo, instead, decides to increase its expenditures to fund development activities on its own, it will need to obtain additional capital, which may not be available to it on acceptable terms or at all. As a result, Mereo’s business may be substantially harmed.

Risks Related to Intellectual Property and Data Protection

Mereo relies on patents and other intellectual property rights to protect its product candidates, the obtainment, enforcement, defense and maintenance of which may be challenging and costly. Failure to enforce or protect these rights adequately could harm Mereo’s ability to compete and impair its business.

Mereo’s commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property protection, for example, for compositions-of-matter of its product candidates, formulations of its product candidates, polymorphs, salts and analogs of its product candidates, methods used to manufacture its product candidates, methods for manufacturing of the final drug products, and methods of using its product candidates for the treatment of the indications Mereo is developing or plans to develop, or on in-licensing such rights. Mereo’s patent portfolio comprises patents and patent applications which cover its BPS-804, BCT-197, and BGS-649 product candidates acquired or exclusively licensed from Novartis, patents and patent applications which cover Mereo’s MPH-966 product candidate exclusively licensed (with the option to purchase) from AstraZeneca, and patents and patent applications which cover Mereo’s OMP-305B83 and OMP-313M32 (solely owned by OncoMed). The assignments of those patents and patent applications which Mereo acquired from Novartis have been registered with the relevant authorities in key territories and the exclusive licenses from AstraZeneca have also been registered with the relevant authorities in key territories. There is no assurance that Mereo’s pending patent applications will result in issued patents, or if issued as patents, will include claims with sufficient scope of coverage to protect Mereo’s product candidates, or that any pending patent applications will be issued as patents in a timely manner. Failure to obtain, maintain or extend adequate patent and other intellectual property rights could adversely affect Mereo’s ability to develop and market its product candidates, resulting in harm to its business.

The patent prosecution process is expensive and time-consuming. Mereo or its licensors may not be able to prepare, file and prosecute all necessary or desirable patent applications for a commercially reasonable cost or in a timely manner or in all jurisdictions. It is also possible that Mereo or its licensors may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection for them. Moreover, depending on the terms of any future in-licenses to which Mereo may become a party, Mereo may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology in-licensed from third parties. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of Mereo’s business.

Further, the issuance, scope, validity, enforceability, and commercial value of Mereo’s and its current or future licensors’ patent rights are highly uncertain. Mereo’s and its licensors’ pending and future patent applications may not result in issued patents that protect Mereo’s technology or product candidates, in whole or in part, or that effectively prevent others from commercializing competitive technologies and products. The patent examination process may require Mereo or its licensors to narrow the scope of the claims of Mereo’s or its licensors’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. Mereo cannot assure that all of the potentially relevant prior art relating to Mereo’s patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent application from being issued as a patent. Even if patent applications do successfully issue as patents and even if such patents cover Mereo’s product candidates, third parties may initiate an opposition, interference, reexamination, post grant review, inter partes review, nullification or derivation action in courts or before patent offices, or similar proceedings challenging the validity, enforceability, or scope of such patents, which may result in the patent claims being narrowed or invalidated. Mereo’s and its licensors’ patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such patent applications, and then only to the extent the issued claims cover the technology.

Because patent applications are confidential for a period of time after filing, and some remain so until issued, Mereo cannot be certain that Mereo or its licensors were the first to file any patent application related to Mereo’s product candidates. Furthermore, in the United States, if third parties have filed such patent applications on or before March 15, 2013, the date on which the United States changed from a first to invent to a first to file patent system, an interference proceeding can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of Mereo’s applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding can be initiated by such third parties to determine whether Mereo’s invention was derived from such third parties’ product candidates. Even where Mereo has a valid and enforceable patent, Mereo may not be able to exclude others from practicing its invention where the other party can show that they used the invention in commerce before Mereo’s filing date or the other party benefits from a compulsory license.

Mereo enjoys only limited geographical protection with respect to certain patents and may not be able to protect its intellectual property rights throughout the world.

Filing and prosecuting patent applications and defending patents covering Mereo product candidates in all countries throughout the world would be prohibitively expensive. Competitors may use Mereo’s and its licensors’ technologies in jurisdictions where Mereo has not obtained patent protection to develop the competitor’s own products and, further, may export otherwise infringing products to territories where Mereo and its licensors have patent protection, but enforcement rights are not as strong as that in the United States or Europe. These products may compete with Mereo’s product candidates, and Mereo’s and its licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, Mereo may decide to abandon national and regional patent applications before grant. The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the United States, but may issue as patents with claims of different scope or may even be refused in other jurisdictions, such as in China, which has different requirements for patentability, including a stringent requirement for a detailed description of medical uses of a claimed drug. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States and Europe, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for Mereo to stop the infringement of its patents or marketing of competing products in violation of Mereo’s proprietary rights generally. Proceedings to enforce Mereo’s patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert Mereo’s efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against Mereo. Mereo may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful.

Accordingly, Mereo’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Mereo develops or licenses. Furthermore, while Mereo intends to protect its intellectual property rights in its expected significant markets, it cannot ensure that it will be able to initiate or maintain similar efforts in all jurisdictions in which Mereo may wish to market its product candidates. Accordingly, Mereo’s efforts to protect its intellectual property rights in such countries may be inadequate, which may have an adverse effect on Mereo’s ability to successfully commercialize its product candidates in all of its expected significant foreign markets. If Mereo or its licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for Mereo’s business in such jurisdictions, the value of these rights may be diminished and Mereo may face additional competition from others in those jurisdictions.

Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If Mereo or any of its licensors is forced to grant a license to third parties with respect to any patents relevant to Mereo’s business, its competitive position may be impaired.

Mereo patents and other proprietary rights may not adequately protect Mereo’s technologies and product candidates, and may not necessarily address all potential threats to Mereo’s competitive advantage.

The degree of protection afforded by Mereo’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect Mereo’s business, or permit it to maintain its competitive advantage. The following examples are illustrative:

•	others may be able to make compounds that are the same as or similar to Mereo’s product candidates but that are not covered by the claims of the patents that Mereo owns or has exclusively licensed;

•	the patents of third parties may impair Mereo’s ability to develop or commercialize its product candidates;

•	the patents of third parties may be extended beyond the expected patent term and thus may impair Mereo’s ability to develop or commercialize its product candidates;

•

Mereo or its licensors or any future strategic collaborators might not have been the first to conceive or reduce to practice the inventions covered by the issued patents or pending patent applications that Mereo owns or has exclusively licensed;

•

Mereo or Mereo’s licensors or any future strategic collaborators might not have been the first to file patent applications covering Mereo’s inventions, its product candidates, or uses of the product candidates in the indications under Mereo’s development or to be developed;

•	it is possible that the pending patent applications that Mereo owns or has exclusively licensed may not lead to issued patents;

•

issued patents that Mereo owns or has exclusively licensed may not provide it with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by Mereo’s competitors;

•

issued patents that Mereo own or have exclusively licensed may not provide coverage for all aspects of Mereo’s product candidates in all countries, such as for uses of Mereo’s product candidates in the indications under Mereo’s development or to be developed;

•	others may independently develop similar or alternative technologies or duplicate any of Mereo’s technologies without infringing Mereo’s intellectual property rights;

•

Mereo’s competitors might conduct research and development activities in countries where Mereo does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Mereo’s major commercial markets;

•	others performing manufacturing or testing for Mereo using its products or technologies could use the intellectual property of others without obtaining a proper license;

•	Mereo’s or its licensors’ inventions or technologies may be found to be not patentable; and

•	Mereo may not develop additional technologies that are patentable.

Mereo may become subject to third parties’ claims alleging infringement of third party patents and proprietary rights, or Mereo may be involved in lawsuits to protect or enforce Mereo’s patents and other proprietary rights, which could be costly and time consuming, delay or prevent the development and commercialization of Mereo’s product candidates, or put Mereo’s patents and other proprietary rights at risk.

Mereo’s commercial success depends, in part, upon its ability to develop, manufacture, market, and sell its product candidates without alleged or actual infringement, misappropriation, or other violation of the patents and proprietary rights of third parties. Litigation relating to patents and other intellectual property rights in the biopharmaceutical and pharmaceutical industries is common, including patent infringement lawsuits and interferences, oppositions, and reexamination proceedings before the U.S. Patent and Trademark Office (the “USPTO”) and foreign patent offices. The various markets in which Mereo plans to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. In addition, many companies in intellectual property-dependent industries, including in the biopharmaceutical and pharmaceutical industries, have employed intellectual property litigation as a means to gain an advantage over their competitors. Numerous U.S., European, and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Mereo is developing product candidates. Some claimants may have substantially greater resources than Mereo has and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than Mereo could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target Mereo. As the biopharmaceutical and pharmaceutical industries expand and more patents are issued, the risk increases that Mereo’s product candidates may be subject to claims of infringement of the intellectual property rights of third parties.

Mereo may be subject to third-party claims including infringement, interference or derivation proceedings, post-grant review and inter partes review before the USPTO, or similar adversarial proceedings or litigation in the U.S. and other jurisdictions. Even if Mereo believes such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block Mereo’s ability to commercialize the applicable product candidate unless Mereo obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of Mereo’s compositions, formulations, or methods of treatment, prevention, or use, the holders of any such patents may be able to block Mereo’s ability to develop and commercialize the applicable product candidate unless Mereo obtained a license or until such patent expires or is finally determined to be invalid or unenforceable. In addition, defending such claims would cause Mereo to incur substantial expenses and could cause it to pay substantial damages, if it is found to be infringing a third party’s patent rights. These damages potentially include increased damages and attorneys’ fees if Mereo is found to have infringed such rights willfully. As an example of the foregoing risks, Mereo is aware of a third-party patent family which currently includes a patent granted by the European Patent Office (“EPO”), containing claims that appear to cover the use of BPS-804 in the treatment of OI. The patent owner could assert such patent against Mereo, which could present the foregoing risks and impose limitations in Mereo’s ability to develop, manufacture or sell BPS-804 for such use in the EU, unless Mereo obtains a license under such patent, such patent is determined to be invalid or unenforceable by the EPO or a national court in one or more relevant territories, or such patent is revoked or otherwise limited by the EPO. This patent is currently the subject of ongoing opposition proceedings before the EPO, but there can be no assurance as to the outcome of such proceedings.

Further, if a patent infringement suit is brought against Mereo or its third-party service providers, Mereo’s development, manufacturing or sales activities relating to the product or product candidate that is the subject of the suit may be delayed or terminated. As a result of patent infringement claims, or in order to avoid potential infringement claims, Mereo may choose to seek, or be required to seek, a license from the third party, which would be likely to include a requirement to pay license fees or royalties or both. These licenses may not be available on acceptable terms or at all. Even if a license can be obtained on acceptable terms, the rights may be nonexclusive, which would give Mereo’s competitors access to the same intellectual property rights. If Mereo is unable to enter into a license on acceptable terms, it could be prevented from commercializing one or more of its product candidates, or forced to modify such product candidates, or to cease some aspect of Mereo’s business operations, which could harm its business significantly. Mereo might, if possible, also be forced to redesign its product candidates so that it no longer infringes the third-party intellectual property rights, which may result in significant cost and delay to Mereo, or which redesign could be technically infeasible. Any of these events, even if Mereo were ultimately to prevail, could require Mereo to divert substantial financial and management resources that Mereo would otherwise be able to devote to its business.

If Mereo were to initiate legal proceedings against a third party to enforce a patent covering one of its product candidates, the defendant could counterclaim that Mereo’s patent is invalid or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness, or non-enablement. Third parties might allege unenforceability of Mereo’s patents because someone connected with prosecution of the patent withheld relevant information, or made a misleading statement, during prosecution. The outcome of proceedings involving assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity of patents, for example, Mereo cannot be certain that there is no invalidating prior art of which Mereo and the patent examiner were unaware during prosecution. There is a risk that in connection with such proceedings, a court will decide that a Mereo patent is invalid or unenforceable, in whole or in part, and that Mereo does not have the right to stop the other party from using the invention at issue. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, Mereo would lose at least part, and perhaps all, of the patent protection on Mereo’s product candidates. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that Mereo does not have the right to stop the other party from using the invention at issue on the grounds that Mereo’s patent claims do not cover the invention. Even if Mereo establishes infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. An adverse outcome in a litigation or proceeding involving one or more of Mereo’s patents could limit its ability to assert those patents against those parties or other competitors, and may curtail or preclude Mereo’s ability to exclude third parties from making and selling similar or competitive products. In addition, if the breadth or strength of protection provided by Mereo’s patents is threatened, it could dissuade companies from collaborating with Mereo to license, develop, or commercialize its current or future product candidates. Furthermore, Mereo’s patents and other intellectual property rights also will not protect its technology if competitors design around Mereo’s protected technology without infringing its patents or other intellectual property rights.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Mereo’s confidential information could be compromised by disclosure during this type of litigation. Even if resolved in Mereo’s favor, litigation or other legal proceedings relating to intellectual property claims may cause Mereo to incur significant expenses and could distract Mereo’s technical and management personnel from its normal responsibilities. Such litigation or proceedings could substantially increase Mereo’s operating losses and reduce its resources available for development activities. Mereo may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of Mereo’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Mereo can because of its substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have an adverse effect on Mereo’s ability to compete in the marketplace. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors view these announcements in a negative light, the price of our ADSs could be adversely affected.

Mereo may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect Mereo’s ability to develop, manufacture and market its product candidates.

Mereo cannot guarantee that any of its, its licensors’, or the previous owners’ patent searches or analyses, including but not limited to the identification of relevant patents, the scope of patent claims, or the expiration of relevant patent applications or patents, are complete or thorough, nor can Mereo be certain that it has identified each and every third-party patent and patent application in the United States, Europe and elsewhere that is relevant to or necessary for the commercialization of Mereo’s product candidates in any jurisdiction. For example, in the United States, patent applications filed before November 29, 2000 and, upon request, certain patent applications filed after that date that will not be filed outside the United States, remain confidential until those patent applications issue as patents. Patent applications in the United States, EU, and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering Mereo’s product candidates could have been filed by others without Mereo’s knowledge, including any such patent applications that may claim priority from patent applications for patents that Mereo has determined will expire before it commercialize its products. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover Mereo’s product candidates or the use of Mereo’s product candidates. Moreover, as Mereo studies its product candidates during development, Mereo may learn new information regarding their structure, composition, properties, or functions that may render third-party patent applications or patents that Mereo had not identified as being, or that Mereo had not believed to be, relevant to its product candidates instead to be relevant to or necessary for the commercialization of Mereo’s product candidates in a jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in the patent, and the patent’s prosecution history. Mereo’s interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect. Mereo may incorrectly determine that its product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Mereo’s determination of the expiration date or the possibility of an extension of patent term of any patent in the United States, Europe, or elsewhere that Mereo considers relevant also may be incorrect. Any of the foregoing circumstances, failures, or errors may negatively impact Mereo’s ability to develop and market its product candidates.

If Mereo fails to comply with its obligations under its existing and any future intellectual property licenses with third parties, it could lose license rights that are important to its business, and its business may be substantially harmed as a result.

Mereo is party to agreements with Novartis and AstraZeneca, under which Mereo in-licenses certain intellectual property and was assigned, in the case of Novartis, or granted an option to acquire, in the case of AstraZeneca, certain patents and patent applications related to Mereo’s business. Mereo may enter into additional license agreements in the future. Mereo’s existing license agreements impose and any future license agreements are likely to impose various diligence, milestone payment, royalty, insurance and other obligations on Mereo. Any uncured, material breach under these license agreements could result in the loss of Mereo’s rights to practice such in-licensed intellectual property, and could compromise its development and commercialization efforts for any current or future product candidates.

Mereo may not be successful in maintaining necessary rights to its product candidates or obtaining patent or other intellectual property rights important to its business through acquisitions and in-licenses.

Mereo currently owns and has in-licensed rights to intellectual property, including patents, patent applications and know-how, relating to its product candidates, and its success will likely depend on maintaining these rights. Because Mereo’s programs may require the use of proprietary rights held by third parties, the growth of Mereo’s business will likely depend in part on its ability to continue to acquire, in-license, maintain, or use these proprietary rights. In addition, Mereo’s product candidates may require specific formulations to work effectively and the rights to those formulations or methods of making those formulations may be held by others. Mereo may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights that Mereo identifies as necessary for the development and commercialization of its product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies also are pursuing strategies to license or acquire third-party intellectual property rights that Mereo may consider attractive. These established companies may have a competitive advantage over Mereo due to their size, cash resources, and greater clinical development and commercialization capabilities.

In addition, companies that perceive Mereo to be a competitor may be unwilling to assign or license rights to Mereo. Mereo may also be unable to license or acquire third-party intellectual property rights on a timely basis, on terms that would allow it to make an appropriate return on its investment, or at all. Even if Mereo is able to obtain a license to intellectual property of interest, Mereo may not be able to secure exclusive rights, in which case others could use the same rights and compete with Mereo. If Mereo is unable to successfully obtain a license to third-party intellectual property rights necessary for the development of its product candidates or a development program on acceptable terms, it may have to abandon development of its product candidates or that development program.

Obtaining and maintaining Mereo’s patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and Mereo’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and foreign patent agencies over the lifetime of a patent. In addition, the USPTO and other foreign patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which such non-compliance will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, and non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If Mereo or its licensors fail to maintain the patents and patent applications covering its product candidates or if it or its licensors otherwise allow its patents or patent applications to be abandoned or lapse, Mereo’s competitors might be able to enter the market, which would hurt its competitive position and could impair Mereo’s ability to successfully commercialize Mereo’s product candidates in any indication for which they are approved.

Mereo may be subject to claims challenging the inventorship of its patents and other intellectual property.

Although Mereo is not currently experiencing any claims challenging the inventorship of its patents and patent applications or ownership of its intellectual property, it may in the future be subject to claims that former employees or other third parties have an interest in its patents or other intellectual property as an inventor or co-inventor. While it is Mereo’s policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Mereo, Mereo may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Mereo regards as its own. For example, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, or Mereo may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing Mereo’s product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If Mereo fails in defending any such claims, in addition to paying monetary damages, Mereo may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Even if Mereo is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing Mereo’s ability to protect its product candidates.

As is the case with other biopharmaceutical and pharmaceutical companies, Mereo’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical and pharmaceutical industries involve both technological complexity and legal complexity. Therefore, obtaining and enforcing biopharmaceutical and pharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act (the “AIA”), which was passed in September 2011, resulted in significant changes to the U.S. patent system.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before Mereo could therefore be awarded a patent covering an invention of its product candidates even if it made the invention before it was made by the third party. This will require Mereo to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent Mereo from promptly filing patent applications on its inventions.

Among some of the other changes introduced by the AIA are changes to the limitation where a patent may be challenged, thus providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of Mereo’s U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

Accordingly, a third party may attempt to use the USPTO proceedings to invalidate Mereo’s patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of Mereo’s business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of Mereo’s or its licensors’ patent applications and the enforcement or defense of Mereo’s or its licensors’ issued patents.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Mereo’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken Mereo’s ability to obtain new patents or to enforce its existing patents and patents that it might obtain in the future. Similarly, the complexity and uncertainty of European patent laws have also increased in recent years. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution. Complying with these laws and regulations could limit Mereo’s ability to obtain new patents in the future that may be important for its business.

If Mereo does not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering its product candidates, its ability to compete effectively could be impaired.

Depending upon the timing, duration and conditions of FDA marketing approval of Mereo’s product candidates, one or more of its U.S. patents may be eligible for patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the “Hatch-Waxman Amendments”. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product or method of use as compensation for patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Similar patent term extensions may be available in other jurisdictions. For example, a supplementary protection certificate in Europe may be applied for approval to recover some of the time lost between the patent application filing date and the date of first marketing authorization. However, Mereo may not receive an extension if it fails to apply within applicable deadlines, fails to apply prior to expiration of relevant patents, or otherwise fails to satisfy applicable requirements. Moreover, the length of the extension could be less than Mereo requests. If Mereo is unable to obtain patent term extension or the term of any such extension is less than it requests, the period during which it can enforce its patent rights for that product will be shortened and its competitors may obtain approval to market competing products sooner. As a result, Mereo’s revenue from applicable products could be reduced, possibly materially.

If Mereo’s trademarks and trade names are not adequately protected, it may not be able to build name recognition in its markets of interest and its competitive position may be adversely affected.

Mereo currently owns registered trademarks. Mereo may not be able to obtain trademark protection in territories that it considers of significant importance. In addition, any of Mereo’s trademarks or trade names, whether registered or unregistered, may be challenged, opposed, infringed, cancelled, circumvented or declared generic, or determined to be infringing on other marks, as applicable. Mereo may not be able to protect its rights to these trademarks and trade names, which it will need to build name recognition by potential collaborators or customers in Mereo’s markets of interest. Over the long term, if Mereo is unable to establish name recognition based on its trademarks and trade names, it may not be able to compete effectively and its business may be adversely affected.

If Mereo is unable to protect the confidentiality of its trade secrets and know-how, its business and competitive position would be harmed.

Mereo considers proprietary trade secrets and confidential know-how and unpatented know-how to be important to its business. In addition to seeking patents for some of Mereo’s technology and product candidates, Mereo may also rely on trade secrets or confidential know-how to protect its technology, especially where patent protection is believed to be of limited value. However, trade secrets and confidential know-how are difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, Mereo’s policy is to require its employees, consultants, contractors and advisors to enter into confidentiality agreements with Mereo. Mereo also seeks to preserve the integrity and confidentiality of its data, trade secrets, and know-how by maintaining physical security of its premises and physical and electronic security of its information technology systems. Monitoring unauthorized uses and disclosures is difficult, and Mereo cannot know whether the steps it has taken to protect its proprietary technologies will be effective. In addition, current or former employees, consultants, contractors, and advisers may unintentionally or willfully disclose Mereo’s confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Mereo therefore cannot guarantee that its trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to its trade secrets. Enforcing a claim that a third party obtained illegally and is using trade secrets or confidential know-how is expensive, time consuming, and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Furthermore, if a competitor lawfully obtained or independently developed any of Mereo’s trade secrets, Mereo would have no right to prevent such competitor from using that technology or information to compete with it, which could harm its competitive position. Additionally, if the steps taken to maintain Mereo’s trade secrets are deemed inadequate, it may have insufficient recourse against third parties for misappropriating the trade secret.

Failure to protect or maintain trade secrets and confidential know-how could adversely affect Mereo’s business and its competitive position. Moreover, Mereo’s competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, Mereo’s competitors could limit Mereo’s use of Mereo’s own trade secrets or confidential know-how.

Mereo may be subject to claims by third parties asserting that Mereo or Mereo’s employees have misappropriated third party intellectual property, or claiming ownership of what Mereo regards as Mereo’s own intellectual property. These claims may be costly to defend and if Mereo does not successfully do so, it may be required to pay monetary damages and lose valuable intellectual property rights or personnel.

Some of Mereo’s employees, including its senior management, were previously employed at other biopharmaceutical or pharmaceutical companies, including its competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although Mereo tries to ensure that its employees do not use the know-how, trade secrets, or other proprietary information of others in their work for Mereo, Mereo may be subject to claims that it or these employees have used or disclosed confidential information or intellectual property, including know-how, trade secrets, or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

If Mereo fails in prosecuting or defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. A loss of key research personnel or its work product could hamper or undermine Mereo’s ability to develop and commercialize its product candidates, which would severely harm its business. In addition, if such intellectual property rights were to be awarded to a third party, Mereo could be required to obtain a license from such third party to commercialize its technology or products. Such a license may not be available on commercially reasonable terms or at all, which could hamper or undermine Mereo’s ability to develop and commercialize its product candidates, which would severely harm its business. Even if Mereo successfully prosecutes or defends against such claims, litigation could result in substantial costs and distract management from the development and commercialization of Mereo’s product candidates.

Mereo’s proprietary information may be lost or it may suffer security breaches.

In the ordinary course of Mereo’s business, it collects and stores sensitive data, including intellectual property, clinical trial data, proprietary business information, personal data and personally identifiable information of Mereo’s clinical trial subjects and employees, in Mereo’s data centers and on Mereo’s networks. The secure processing, maintenance and transmission of this information is critical to Mereo’s operations. Despite Mereo’s security measures, its information technology and infrastructure and those of its CROs or other contractors or consultants may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. The loss of clinical trial data from completed, ongoing, or planned trials could result in delays in Mereo’s regulatory approval efforts and significantly increase its costs to recover or reproduce the data. Although, to Mereo’s knowledge, it has not experienced any such material security breach to date, any such breach could compromise its networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and significant regulatory penalties; disrupt Mereo’s operations; damage its reputation; and cause a loss of confidence in Mereo and its ability to conduct clinical trials, which could adversely affect Mereo’s reputation and delay its clinical development of its product candidates.

Risks Related to Employee Matters and Managing Growth

Mereo’s future growth and ability to compete depends on retaining its key personnel and recruiting additional qualified personnel.

Mereo’s success depends upon the continued contributions of its key management, including all of its senior management team, and scientific and technical personnel, many of whom have been instrumental for Mereo and have substantial experience with rare and specialty diseases and the biopharmaceutical and pharmaceutical industries. The loss of key managers and senior physicians or scientists could delay Mereo’s acquisition and development activities. In addition, the competition for qualified personnel in the biopharmaceutical and pharmaceutical fields is intense, and Mereo’s future success depends upon its ability to attract, retain and motivate highly skilled scientific, technical, and managerial employees. Mereo faces competition for personnel from other companies and organizations. If Mereo’s recruitment and retention efforts are unsuccessful in the future, it may be difficult for Mereo to achieve its development objectives, raise additional capital, and implement its business strategy.

Mereo expects to expand its development, regulatory, and sales and marketing capabilities, and as a result, Mereo may encounter difficulties in managing its growth, which could disrupt its operations.

Mereo expects to experience significant growth in the number of its employees and the scope of its operations, particularly in the areas of drug acquisition and development, regulatory affairs, and sales and marketing. To manage Mereo’s anticipated future growth, Mereo must continue to implement and improve its managerial, operational and financial systems, expand its facilities or acquire new facilities, and continue to recruit and train additional qualified personnel. Due to Mereo’s limited financial resources and the limited experience of its management team in managing a company with such anticipated growth, Mereo may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of Mereo’s operations may lead to significant costs and may divert its management and business development resources. Any inability to manage growth could delay the execution of Mereo’s business plans or disrupt its operation.

Risks Related to our ADSs

An active trading market for our ADSs may not develop.

While the existing ordinary shares have been traded on AIM since 2016, there was no public market for ADSs or ordinary shares in the United States prior to the completion of the Merger. Our ADSs have been listed on Nasdaq as of April 24, 2019. Mereo cannot predict the extent to which investor interest in our ADSs will lead to the development of an active trading market or how liquid that market might become. An active public market for ADSs may not develop or be sustained. If an active public market does not develop or is not sustained, it may be difficult for you to sell your ADSs at a price that is attractive to you, or at all.

The market price for ADSs and the underlying ordinary shares may be volatile and may decline regardless of Mereo’s operating performance, and the value of your investment could materially decline.

The trading price of ADSs may fluctuate, and the trading price of ordinary shares on AIM is likely to continue to fluctuate, substantially.

The market price of ADSs and ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond Mereo’s control, including:

•	positive or negative results from, or delays in, testing or clinical trials conducted by Mereo or its competitors;

•

delays in entering into strategic relationships with respect to development or commercialization of Mereo’s product candidates or entry into strategic relationships on terms that are not deemed to be favorable to Mereo;

•	technological innovations or commercial product introductions by Mereo or competitors;

•	changes in government regulations;

•	developments concerning proprietary rights, including patents and litigation matters;

•	public concern relating to the commercial value or safety of Mereo’s product candidates;

•	financing or other corporate transactions;

•	publication of research reports or comments by securities or industry analysts, and variances in Mereo’s periodic results of operations from securities analysts’ estimates;

•	general market conditions in the biopharmaceutical and pharmaceutical industries or in the economy as a whole;

•	the loss of any of Mereo’s key scientific or senior management personnel;

•	sales of our ADSs or ordinary shares by Mereo, its senior management and board members, holders of ADSs or Mereo’s other security holders in the future;

•	actions by institutional shareholders;

•	speculation in the press or the investment community; or

•	other events and factors, many of which are beyond Mereo’s control.

These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of Mereo’s actual operating performance, which may limit or prevent investors from readily selling ADSs or ordinary shares and may otherwise negatively affect the liquidity of ADSs and ordinary shares.

In addition, the stock market in general, and emerging companies in particular, have experienced significant price and volume fluctuations that often have been unrelated to the operating performance of the companies affected by these fluctuations. These broad market fluctuations may adversely affect the trading price of ADSs and ordinary shares, regardless of Mereo’s operating performance. In the past in the United States, when the market price of a security has been volatile, holders of that security have often instituted securities class action litigation against the issuer of such securities. If any of the holders of ADSs or ordinary shares were to bring such a lawsuit against Mereo, Mereo could incur substantial costs defending the lawsuit and the attention of Mereo’s senior management would be diverted from the operation of Mereo’s business. Any adverse determination in litigation could also subject Mereo to significant liabilities.

Future sales of ordinary shares or ADSs could depress the market price of ADSs.

If holders of ordinary shares or ADSs sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the public markets, the trading price of ADSs or ordinary shares could decline significantly. These sales might also make it more difficult for Mereo to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.

The dual listing of ordinary shares and ADSs is costly to maintain and may adversely affect the liquidity and value of ordinary shares and ADSs.

Our ADSs are listed for trading on Nasdaq and our ordinary shares trade on AIM. As of April 24, 2019 we have maintained a dual listing, which has generated and will continue to generate additional costs, including significant legal, accounting, investor relations, and other expenses that Mereo did not incur prior to April 24, 2019, in addition to the costs associated with the additional reporting requirements described elsewhere in this annual report. Mereo cannot predict the effect of this dual listing on the value of our ADSs and ordinary shares. However, the dual listing of ADSs and ordinary shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our ADSs. The price of our ADSs could also be adversely affected by trading in ordinary shares on AIM.

Fluctuations in the exchange rate between the U.S. dollar and the pound sterling may increase the risk of holding ADSs.

The share price of ordinary shares is quoted on AIM in pence sterling, while our ADSs trade on Nasdaq in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the pound sterling may result in differences between the value of our ADSs and the value of ordinary shares, which may result in heavy trading by investors seeking to exploit such differences. In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the pound sterling, the U.S. dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in the United Kingdom of any ordinary shares withdrawn from the depositary, and the U.S. dollar equivalent of any cash dividends paid in pound sterling on ordinary shares represented by our ADSs, could also decline.

The depositary for ADSs is entitled to charge holders fees for various services, including annual service fees.

The depositary for ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of ordinary shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. In the case of ADSs issued by the depositary into The Depository Trust Company (“DTC”), the fees will be charged by the DTC participant to the account of the applicable beneficial owner in accordance with the procedures and practices of the DTC participant as in effect at the time. The depositary for ADSs will not generally be responsible for any United Kingdom stamp duty or stamp duty reserve tax arising upon the issuance or transfer of ADSs. For a discussion of the United Kingdom stamp duty and stamp duty reserve tax consequences of the issuance and transfer of ADSs, see “Item 10. Additional Information—E. Taxation—Stamp Duty and Stamp Duty Reserve Tax.”

If securities or industry analysts do not publish research or publish inaccurate research or unfavorable research about Mereo’s business, the price and trading volume of ordinary shares and ADSs could decline.

The trading market for our ordinary shares and ADSs depends in part on the research and reports that securities or industry analysts publish about Mereo or its business. If one or more of the analysts who covers Mereo downgrades our ordinary shares or ADSs or publishes incorrect or unfavorable research about Mereo’s business, the price of our ordinary shares and/or ADSs would likely decline. If one or more of these analysts ceases coverage of Mereo or fails to publish reports on it regularly, or downgrades our ordinary shares or ADSs, demand for ADSs or ordinary shares could decrease, which could cause the price of ADSs and/or ordinary shares and/or trading volume to decline.

You may be subject to limitations on the transfer of ADSs and the withdrawal of the underlying ordinary shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when the depositary, in good faith, determines such action is necessary or advisable pursuant to the deposit agreement. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when Mereo’s books or the books of the depositary are closed, or at any time if Mereo or the depositary thinks it is necessary or advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or Mereo has closed its transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or because Mereo is paying a dividend on its ordinary shares.

In addition, you may not be able to cancel your ADSs and withdraw the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to our ADSs or to the withdrawal of our ordinary shares or other deposited securities.

Our ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing our ADSs provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or our ADSs, including claims under U.S. federal securities laws, against Mereo or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. Although Mereo is not aware of a specific federal decision that addresses the enforceability of a jury trial waiver in the context of U.S. federal securities laws, it is Mereo’s understanding that jury trial waivers are generally enforceable. Moreover, insofar as the deposit agreement is governed by the laws of the State of New York, New York laws similarly recognize the validity of jury trial waivers in appropriate circumstances. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. Mereo believes that this is the case with respect to the deposit agreement and our ADSs.

In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute). No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by Mereo or the depositary of compliance with any provision of U.S. federal securities laws and the rules and regulations promulgated thereunder.

If any holder or beneficial owner of ADSs brings a claim against Mereo or the depositary in connection with matters arising under the deposit agreement or our ADSs, including claims under U.S. federal securities laws, such holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against Mereo or the depositary. If a lawsuit is brought against Mereo or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

You may not receive distributions on ordinary shares represented by ADSs or any value for them if it is unlawful or impractical to make them available to holders of ADSs.

Mereo expects that the depositary for ADSs will agree to pay to you or distribute the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. Mereo has no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distributions Mereo makes on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of ADSs.

It may be difficult for you to bring any action or enforce any judgment obtained in the United States against Mereo or members of the Mereo Board, which may limit the remedies otherwise available to you.

Mereo is incorporated as a public limited company in England and Wales, and the majority of Mereo’s assets are located outside the United States. In addition, the majority of the members of the board of directors of Mereo (the “Mereo Board”) are nationals and residents of countries, including the United Kingdom, outside of the United States. Most or all of the assets of these individuals are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against Mereo or against these individuals in the United States if you believe your rights have been infringed under the securities laws or otherwise. In addition, a United Kingdom court may prevent you from enforcing a judgment of a U.S. court against Mereo or these individuals based on the securities laws of the United States or any state thereof. A United Kingdom court may not allow you to bring an action against Mereo or its directors based on the securities laws of the United States or any state thereof.

Shareholders in countries other than the United Kingdom will suffer dilution if they are unable to participate in future preemptive equity offerings.

Under English law, shareholders usually have preemptive rights to subscribe on a pro rata basis in the issuance of new shares for cash. The exercise of preemptive rights by certain shareholders not resident in the United Kingdom may be restricted by applicable law or practice in the United Kingdom and overseas jurisdictions. In particular, the exercise of preemptive rights by U.S. shareholders would be prohibited unless that rights offering is registered under the Securities Act or an exemption from the registration requirements of the Securities Act applies. Furthermore, under the deposit agreement for our ADSs, the depositary generally will not offer those rights to holders of ADSs unless both the rights and the underlying securities to be distributed to holders of ADSs are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. If no exemption applies and Mereo determines not to register the rights offering, shareholders in the United States may not be able or permitted to exercise their preemptive rights. Mereo is also permitted under English law to disapply preemptive rights (subject to the approval of its shareholders by special resolution) and thereby exclude certain shareholders, such as overseas shareholders, from participating in a rights offering (usually to avoid a breach of local securities laws).

Holders of ADSs may not have the same voting rights as holders of ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Holders of ADSs are not be able to exercise voting rights attaching to ordinary shares underlying our ADSs on an individual basis. Each holder of ADSs has appointed the depositary or its nominee as the holder’s representative to exercise, pursuant to the instructions of the holder, the voting rights attaching to our ordinary shares underlying our ADSs. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that they, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Because Mereo does not anticipate paying any cash dividends on ADSs or ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

Under English law, a company’s accumulated realized profits must exceed its accumulated realized losses on a non-consolidated basis before dividends can be paid. Therefore, Mereo must have distributable profits before issuing a dividend. Mereo has not paid dividends in the past on its ordinary shares. Further, Mereo intends to retain future earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, Mereo’s credit facility prohibits it from paying dividends on its equity securities, and any future debt agreements may likewise preclude Mereo from paying dividends. As a result, capital appreciation, if any, on ADSs or ordinary shares will be your sole source of gains for the foreseeable future.

Mereo is a “foreign private issuer” under the rules and regulations of the SEC and, as a result, is exempt from a number of rules under the Exchange Act and is permitted to file less information with the SEC than a company incorporated in the United States.

Mereo is incorporated as a public limited company in England and Wales and is deemed to be a “foreign private issuer” under the rules and regulations of the SEC. As a foreign private issuer, Mereo is exempt from certain rules under the Exchange Act that would otherwise apply if Mereo were a company incorporated in the United States, including:

•	the requirement to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies with securities registered under the Exchange Act;

•	the requirement to file financial statements prepared in accordance with U.S. GAAP;

•	the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations; and

•	the requirement to comply with Regulation Fair Disclosure (“Regulation FD”), which imposes certain restrictions on the selective disclosure of material information.

In addition, Mereo’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the related rules with respect to their purchases and sales of our ADSs and ordinary shares.

As a foreign private issuer, Mereo is not required to comply with some of the corporate governance standards of Nasdaq applicable to companies incorporated in the United States.

The Mereo Board is required to meet certain corporate governance standards under Nasdaq Listing Rules, including the requirement to maintain an audit committee comprised of three or more directors satisfying the independence standards of Nasdaq applicable to audit committee members. While foreign private issuers are not required to comply with most of the other corporate governance rules of Nasdaq, Mereo believes it currently complies with, and intends to continue to comply with, the majority of such requirements, including the requirements to maintain a majority of independent directors and nominating and compensation committees of its board of directors comprised solely of independent directors. Mereo is required to follow the AIM rules and Corporate Governance Code published by the Quoted Companies Alliance. As a result, holders of our ADSs may not be afforded the benefits of the corporate governance standards of Nasdaq to the same extent applicable to companies incorporated in the United States. See “Item 16G. Corporate governance—Foreign Private Issuer Exemption” elsewhere in this annual report.

Additional reporting requirements may apply if Mereo loses its status as a foreign private issuer.

If Mereo loses its status as a “foreign private issuer” under the rules and regulations of the SEC at some future time, then it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

Although Mereo’s reporting obligations as a foreign private issuer are fewer than those of a public company incorporated in the United States, Mereo’s costs of complying with its SEC reporting requirements are significant, and its management is required to devote substantial time to complying with SEC regulations.

Mereo is a foreign private issuer and subject to certain SEC reporting requirements. As such, and particularly after Mereo no longer qualifies as an Emerging Growth Company, Mereo expects to incur significant legal, accounting, and other expenses that it did not incur previously, including costs associated with its SEC reporting requirements under the Exchange Act and compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). Mereo’s senior management and other personnel needs to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase Mereo’s legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations may make it more expensive for Mereo to obtain director and officer liability insurance, which in turn could make it more difficult for Mereo to attract and retain qualified senior management personnel or members for the Mereo Board. In addition, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Failure to establish and maintain effective internal controls could have a material adverse effect on Mereo’s business and stock price.

Pursuant to Section 404, Mereo is required to furnish a report by its senior management on its internal control over financial reporting. However, while Mereo remains an Emerging Growth Company, it will not be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. To prepare for eventual compliance with Section 404, once Mereo no longer qualifies as an Emerging Growth Company, Mereo will be engaged in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging. In this regard, Mereo will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite Mereo’s efforts, there is a risk that it will not be able to conclude, within the prescribed timeframe or at all, that its internal control over financial reporting is effective as required by Section 404. If Mereo identifies one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of Mereo’s financial statements.

Mereo’s consolidated financial statements are prepared in accordance with IFRS. OncoMed prepared its consolidated financial statements in accordance with U.S. GAAP. The conversion of OncoMed’s historical consolidated financial statements into IFRS and the preparation of Mereo’s future consolidated financial statements in accordance with IFRS following the Merger could result in material changes in the reported results of operations, financial position and cash flows of the OncoMed business compared with amounts that it had previously reported (or would have reported in the future) as a stand-alone business in accordance with U.S. GAAP.

Mereo’s consolidated financial statements are prepared in accordance with IFRS. OncoMed prepared its consolidated financial statements in accordance with U.S. GAAP. Significant differences exist between IFRS and U.S. GAAP that were relevant to OncoMed. Furthermore, significant adjustments may be made to reflect the fair value of the assets and liabilities acquired from OncoMed following the Merger in accordance with business combination accounting under IFRS. Such adjustments include, but are not limited to, the recognition of identifiable intangible assets, the remeasurement of property, plant and equipment, the recognition or adjustment of certain contingent liabilities, deferred revenues and related income tax effects. Accordingly, the conversion of OncoMed’s historical consolidated financial statements into IFRS and the preparation of Mereo’s future consolidated financial statements in accordance with IFRS following the Merger could result in material changes in the reported results of operations, financial position and cash flows of the OncoMed business compared with amounts that it previously reported (or would have reported in the future) as a stand-alone business in accordance with U.S. GAAP.

The executive officers, board of directors and certain of Mereo’s existing shareholders own a majority or a significant portion of Merger and, as a result, have control or significant influence over Mereo and your interests may conflict with the interests of these shareholders.

Mereo’s executive officers, board of directors and significant shareholders and their respective affiliates, in the aggregate, beneficially own approximately 8.6% of Mereo’s outstanding ordinary shares (including ordinary shares in the form of our ADSs). Depending on the level of attendance at Mereo’s general meetings of shareholders, these shareholders either alone or voting together as a group may be in a position to control or significantly influence the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at Mereo’s general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, certain decisions relating to Mereo’s capital structure and the approval of certain significant corporate transactions. Any shareholder or group of shareholders controlling more than 75% of the share capital present and voting at Mereo’s general meetings of shareholders may control any shareholder resolution amending Mereo’s articles of association (the “Articles”). These shareholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ADSs and ordinary shares.

If Mereo is a passive foreign investment company (“PFIC”), you could be subject to adverse U.S. federal income tax consequences if you are a U.S. investor.

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (the “asset test”). For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, dividends, gains from certain property transactions, rents and royalties (other than certain rents or royalties derived in the active conduct of a trade or business). Cash is a passive asset for PFIC purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

Following the Merger with OncoMed, the assets shown on Mereo’s consolidated balance sheet are expected to contain a significant amount of cash and cash equivalents in the current taxable year and for the foreseeable future (taking into account OncoMed assets acquired as a result of the Merger). Therefore, whether Mereo will satisfy the asset test for the current or any future taxable year generally will depend largely on the quarterly value of its goodwill, and on how quickly it utilizes the cash in its business. Because (i) the value of its goodwill may be determined by reference to the market price of its shares or ADSs, which may be volatile given the nature and early stage of its business, (ii) Mereo expects to continue to hold a significant amount of cash and (iii) a company’s PFIC status is an annual determination that can be made only after the end of each taxable year, Mereo cannot express a view as to whether it will be a PFIC for the current or any future taxable year. It is therefore possible that Mereo will be a PFIC for its current or any future taxable year.

If Mereo were a PFIC for any taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations.”

Risks Related to the Merger with OncoMed

Mereo may not fully realize the anticipated benefits of the Merger or realize such benefits within the timing anticipated.

Mereo entered into the Merger with OncoMed because Mereo believed that the Merger would be beneficial to Mereo and its shareholders. Mereo may not be able to achieve the anticipated long-term strategic benefits of the Merger within the timing anticipated or at all. Any delays and challenges that may be encountered in completing the post-Merger process of consolidation could have an adverse effect on the business and results of operations of Mereo, and may affect the value of our ADSs and ordinary shares.

Mereo may have failed to discover undisclosed liabilities of OncoMed.

Mereo’s investigations and due diligence review of OncoMed may have failed to discover undisclosed liabilities of OncoMed. If OncoMed has undisclosed liabilities, Mereo as a successor owner may be responsible for such undisclosed liabilities. Such undisclosed liabilities could have an adverse effect on the business and results of operations of Mereo and its subsidiaries and may adversely affect the value of our ADSs and ordinary shares.

Mereo’s goodwill or other intangible assets may become impaired, which could result in material non-cash charges to our results of operations.

Mereo has a substantial amount of goodwill and other intangible assets resulting from the Merger. At least annually, or whenever events or changes in circumstances indicate a potential impairment in the carrying value as defined by IFRS, Mereo will evaluate this goodwill for impairment based on the recoverable value, being the higher of fair value less costs to sell and value in use, of the cash generating units to which goodwill has been allocated. Estimated fair values could change if there are changes in Mereo’s capital structure, cost of debt, interest rates, capital expenditure levels, operating cash flows or market capitalization. Impairments of goodwill or other intangible assets could require material non-cash charges to Mereo’s results of operations.

Mereo may have operational challenges in managing OncoMed’s business and staff following the Merger.

Mergers inherently have risks including misjudging key elements of an acquisition or failing to integrate it in an efficient and timely manner that would disrupt operations. In addition, as OncoMed is located in a different country and time zone, this also brings inherent management challenges. Mereo is taking over existing ongoing clinical trials, which although are being conducted by reputable third party CRO contractors, remain Mereo’s responsibility as the parent of OncoMed. Mereo must also fully integrate OncoMed’s retained employees within Mereo’s existing management structure. Mereo may face operational challenges in managing OncoMed’s business and staff following the Merger which could have an adverse effect on the business and results of operations of Mereo, and may affect the value of our ADSs and ordinary shares.

OncoMed’s ability to utilize its net operating loss carryforwards and certain other tax attributes may be limited.

Under Sections 382 and 383 of Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in ownership by “5% shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws.

At December 31, 2018, OncoMed had federal net operating loss carryforwards related to the 2018 tax year, amounting to $39.1 million which carryforward indefinitely and $228.6 million which begin to expire in 2023. At

December 31, 2018, OncoMed had state net operating loss carryforwards of $97.2 million, which begin to expire in 2028, if not utilized. At December 31, 2018, OncoMed also had federal and California research and development credit carryforwards aggregating approximately $25.4 million and $19.8 million, respectively. The federal credits will expire in 2025, if not utilized. California research and development credits have no expiration date. At December 31, 2018, OncoMed also had federal orphan drug credit and AMT carryforwards of approximately $39.3 million and $1.5 million, respectively. The federal orphan drug credits will begin to expire in 2034, if not utilized.

Mereo anticipates that the Merger will be likely to count as an “ownership change” although this has not yet been confirmed with federal tax authorities which may impact OncoMed’s ability to fully realize the benefit of its net operating loss carryforwards. If that is the case, then OncoMed may be further limited in its ability to use its net operating loss carryforwards and other tax assets to reduce taxes owed on the net taxable income that Oncomed earns. Any such limitations on the ability to use its net operating loss carryforwards and other tax assets could adversely impact OncoMed’s business, financial condition and operating results.

Item 4.	Information On The Company

4.A. History and Development of the Company

Our legal and commercial name is Mereo BioPharma Group plc. Our company was incorporated on March 10, 2015, and was registered as a private limited company under the laws of England and Wales with the company number 09481161. On June 3, 2016, we were re-registered as a public limited company under the laws of England and Wales. Our principal executive offices are located at 4th Floor, 1 Cavendish Place, London, W1G 0QF, United Kingdom and our telephone number is +44 333 023 7300. Our website is www.mereobiopharma.com. Information on Mereo’s website is not incorporated by reference into or otherwise part of this annual report. We have included our website address in this annual report solely for informational purposes. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of this website is http://www.sec.gov.

Mereo’s portfolio consists of six clinical-stage product candidates, four of which were acquired from large pharmaceutical companies and two anti-cancer product candidates which we acquired in the Merger. Mereo does not have any approved products and, as a result, has not generated any revenue from product sales. On April 23, 2019, we completed the Merger with OncoMed. Mereo MergerCo One Inc., a Delaware corporation and direct, wholly-owned subsidiary of Mereo US Holdings Inc., a Delaware corporation and direct, wholly-owned subsidiary of Mereo, was merged with and into OncoMed. OncoMed now operates as an indirect, wholly-owned subsidiary of Mereo.

Since June 9, 2016, Mereo ordinary shares have traded on AIM under the symbol “MPH.” On April 24, 2019, our ADSs commenced trading on Nasdaq under the symbol “MREO.”

We are an Emerging Growth Company. As such, we are eligible to, and intend to, take advantage, for up to five years, of certain exemptions from various reporting requirements applicable to other public companies that are not Emerging Growth Companies, such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

We will remain an Emerging Growth Company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; (iv) the date on which we are deemed to be a Large Accelerated Filer under the Exchange Act, with at least $700 million of equity securities held by non-affiliates.

For information regarding our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

4.B. Business Overview

We are a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with rare diseases. Our portfolio consists of six clinical-stage product candidates, four of which were acquired from large pharmaceutical companies and two anti-cancer product candidates which we acquired in the Merger. We are developing BPS-804 for the treatment of OI, MPH-966 for the treatment of severe AATD, BCT-197 for the treatment of AECOPD, and BGS-649 for the treatment of HH, in obese men. Each of Mereo’s product candidates has generated positive clinical data for its target indication or for a related indication. Our two anti-cancer therapeutic candidates, OMP-305B83 and OMP-313M32, are currently in clinical development.

We believe our portfolio is well diversified because each of our product candidates employs a different mechanism of action and targets a separate indication. We intend to develop and directly commercialize our rare disease product candidates and anti-cancer therapeutic candidates. For our specialty disease product candidates and two anti-cancer therapeutic candidates which we acquired in the Merger, we intend to seek strategic relationships for further clinical development and commercialization.

Our strategy is to selectively acquire product candidates that have already received significant investment from pharmaceutical companies and that have substantial pre-clinical, clinical, and manufacturing data packages. Since our formation in March 2015, we have successfully executed on this strategy by acquiring our six clinical-stage product candidates, four of which were acquired from large pharmaceutical companies and two anti-cancer product candidates which we acquired in the Merger. We have commenced or completed large, randomized, placebo-controlled Phase 2 clinical trials for four of our product candidates and are in the process of conducting Phase 1 clinical trials for the product candidates acquired in the Merger.

Our team has extensive experience in the pharmaceutical and biotechnology sector in the identification, acquisition, development, manufacturing, and commercialization of product candidates in multiple therapeutic areas. Our senior management team has long-standing relationships with senior executives of large pharmaceutical companies, which we believe enhances our ability to identify and acquire additional product candidates.

Mereo Pipeline

The following table summarizes our pipeline for our rare disease products and non-rare disease products. Mereo has global commercial rights to BPS-804, MPH-966, BCT-197, BGS-649 and to OMP-305B83.

Rare Disease Products Pipeline

Non-Rare Disease Products Pipeline

Rare Disease Product Candidates

Our portfolio consists of the following rare disease product candidates:

•

BPS-804: BPS-804, or setrusumab, is a novel antibody Mereo is developing as a treatment for OI, a rare genetic disease that results in bones that can break easily and is commonly known as brittle bone disease. OI is a debilitating orphan disease for which there are no treatments approved by the FDA or EMA. It is estimated that OI affects a minimum of 20,000 people in the United States and approximately 32,000 people in Germany, Spain, France, Italy, and the United Kingdom. BPS-804 is designed to inhibit sclerostin, a protein that inhibits the activity of bone-forming cells. Mereo believes BPS-804’s mechanism of action is well suited for the treatment of OI and has the potential to become a novel treatment option for patients that could reduce fractures and improve patient quality of life.

In 2016, Mereo obtained orphan drug designation in OI for BPS-804 in the United States and the EU, and in February 2017, BPS-804 was accepted into the adaptive pathways program in the EU and, in November 2017, into the PRIME scheme of the EMA. Prior to Mereo’s acquisition of BPS-804, Novartis conducted four clinical trials in 106 patients and healthy volunteers. A Phase 2 clinical trial of BPS-804 showed statistically significant improvements in bone formation biomarkers and bone mineral density. In May 2017, Mereo initiated a Phase 2b clinical trial for BPS-804 in adults in the United States, Europe and Canada. The trial is randomized with three blinded arms to establish the dose response curve and an open label arm at the top dose. Mereo expects to report top-line 6-month data from the open label arm in the second quarter of 2019 and top-line 12-month data from the three blinded arms by the end of 2019. Mereo expects the results from this trial, if favorable, along with validation of its use of high resolution peripheral quantitative computerized tomography (“HRpQCT”) as a biomarker for fracture, may be sufficient to support the submission of a Conditional Marketing Authorisation (“CMA”), to the EMA for BPS-804 for the treatment of adults with OI in the EU. Mereo has also agreed on a pediatric investigational plan for BPS-804 with the EMA and intends to commence a Phase 3 clinical trial of BPS-804 in children with OI in 2019, with fracture rate as the primary endpoint. Mereo expects the results from this trial, if favorable, may be sufficient to validate the use of HRpQCT and support the submission of a MAA, to the EMA for BPS-804 for the treatment of children with severe OI in the EU.

In the United States, the FDA in the first quarter of 2018 denied Mereo’s request for a Type C meeting to discuss the initiation of a pediatric Phase 3 study for BPS-804 for the treatment of patients with severe OI. The FDA cited a serious cardiovascular safety concern in adults treated with sclerostin inhibitors that had yet to be resolved and informed Mereo that a risk/benefit assessment for sclerostin inhibitors could not be completed at that time. The FDA further recommended that Mereo not submit its proposed pediatric protocol until the cardiovascular safety issue had been adequately addressed and favorably resolved. In January 2019 the FDA held an advisory committee meeting, which voted 18-1 to approve another sclerostin inhibitor and in April 2019, the FDA approved the drug. Mereo believes the FDA now has fuller data on the cardiovascular safety issue and plans to re-engage with the FDA in 2019 to discuss the expansion of the pediatric Phase 3 study for BPS-804 for the treatment of patients with severe OI to include sites in the United States. Mereo does not believe the FDA’s previous concern was related to BPS-804. In any case, the FDA’s position does not impact Mereo’s ability to conduct its clinical development activities of BPS-804 for children with severe OI or Mereo’s clinical development activities of BPS-804 in Europe, the United States and Canada for adults with OI.

•

MPH-966: MPH-966, or alvelestat, is a novel, oral small molecule Mereo is developing for the treatment of severe AATD, a potentially life-threatening rare, genetic condition caused by a lack of alpha-1 antitrypsin (“AAT”), a protein that protects the lungs from enzymatic degradation. This degradation leads to severe debilitating diseases, including early-onset pulmonary emphysema, a disease that irreversibly destroys the tissues that support lung function. There are an estimated 50,000 patients in North America and 60,000 patients in Europe with severe AATD. MPH-966 is designed to inhibit neutrophil elastase (“NE”), a neutrophil protease, which is a key enzyme involved in the destruction of lung tissue. Mereo believes the inhibition of NE has the potential to protect AATD patients from further lung damage.

Prior to Mereo’s license of MPH-966, AstraZeneca conducted 12 clinical trials involving 1,776 subjects, including trials in bronchiectasis and cystic fibrosis (“CF”). Although these trials were conducted in diseases other than AATD, Mereo believes the data demonstrated potential clinical benefit and biomarker evidence of treatment effect for AATD patients. Mereo has initiated a Phase 2 proof-of-concept clinical trial in patients with severe AATD in the United States and the EU and expects to report top-line data from this trial in the fourth quarter of 2019.

Non-Rare Disease Product Candidates

Our portfolio consists of the following non-rare disease product candidates:

•

BCT-197: BCT-197, or acumapimod, is a p38 MAP kinase inhibitor Mereo is developing as an oral first-line acute therapy for patients with AECOPD. Chronic obstructive pulmonary disease (“COPD”) is a non-fully-reversible, progressive lung disease in which inflammation plays a central role. There are an estimated 16 million people in the United States and 13 million people in Europe diagnosed with COPD. Of all hospital admissions in the United States related to COPD, approximately 63% are for AECOPD patients. Mereo believes BCT-197 offers a potential new treatment for controlling inflammation by targeting pathways that drive the pathological mechanism behind AECOPD.

Since there are currently no approved therapies in the United States or the EU to treat AECOPD, Mereo believes that there is significant medical need for a drug which is disease-modifying. Mereo believes BCT-197 could potentially prevent AECOPD instead of just treating the symptoms and has the potential to improve quality of life, slow the progression of the disease, and significantly reduce direct healthcare costs.

Prior to Mereo’s acquisition of BCT-197, Novartis conducted five clinical trials in 459 patients and healthy volunteers, including a Phase 2a trial in AECOPD patients that showed a clinically meaningful improvement in lung function at all doses and a statistically significant improvement in lung function at the highest dose.

Mereo conducted a Phase 2 dose-ranging clinical trial for BCT-197 in 282 patients with AECOPD to explore two different dosing regimens on top of standard of care, which included steroids, antibiotics, and bronchodilators. Both dosing regimens showed a statistically significant change in FEV1 from baseline to Day 7, meeting the trial’s primary endpoint on an intent-to-treat patient population basis. In addition, dose-dependent, statistically significant reductions in high sensitivity C-reactive protein (“hsCRP”) and fibrinogen were shown with treatment with BCT-197, with hsCRP remaining suppressed through the 26-week observation period. Treatment with BCT-197 also showed a statistically significant reduction in the number of COPD exacerbations that required hospitalization. Consistent with these results, there was a significant reduction in the use of corticosteroid and antibiotics in the follow-up portion of the study. In addition, BCT-197 was reported to be safe and well tolerated. Based on these results, Mereo plans to enter into one or more strategic relationships with third parties for further clinical development and, if approved, commercialization, of BCT-197.

In addition, in April 2019, Mereo announced a successful end of Phase 2 meeting with the FDA regarding BCT-197. In the meeting, Mereo and the FDA discussed, and agreed in principle, an outline for the design of a pivotal Phase 3 clinical trial program to support the development of BCT-197 as a five-day treatment regimen for patients undergoing severe exacerbations of COPD.

•

BGS-649: BGS-649, or leflutrozole, is a once-weekly oral therapy Mereo is developing for the treatment of HH in obese men. HH is a clinical syndrome that results from inadequate levels of testosterone. Based on World Health Organization (“WHO”), estimates and scientific data, Mereo estimates there are approximately seven million cases of HH in obese men in the United States and approximately five million cases of HH in obese men in Europe. In these men, a decline in testosterone is exacerbated by high levels of the aromatase enzyme, which is present in fat tissue and leads to a reduction in testosterone. BGS-649 is designed to inhibit the aromatase enzyme and is being developed to restore normal levels of testosterone without causing excessively high testosterone levels or reducing the levels of luteinizing hormone (“LH”), or follicle stimulating hormone (“FSH”). Both LH and FSH play key roles in sperm formation and LH plays a key role in endogenous testosterone formation. In contrast to current therapies for HH, which involve the exogenous administration of testosterone and lead to further down regulation of LH and FSH, Mereo believes that BGS-649, by preserving sperm formation through LH and FSH production, may present a benefit to patients.

Prior to Mereo’s acquisition of BGS-649, Novartis conducted seven clinical trials in 131 patients and healthy volunteers, including a Phase 2 proof-of-concept trial for HH in obese men in which BGS-649 normalized testosterone levels in all patients and demonstrated an increase in LH and FSH levels.

In March 2018, Mereo reported top-line data from its completed Phase 2b dose-ranging clinical trial of BGS-649 for the treatment of HH in obese men. The trial enrolled 271 patients who were administered placebo or one of three doses of BGS-649. The trial met its primary endpoint of normalizing testosterone levels in at least 75% of subjects after 24 weeks of treatment and all of the secondary endpoints, including normalizing testosterone in at least 90% of patients after 24 weeks of treatment at the two highest doses and improvement in LH and FSH levels at all three doses. BGS-649 was reported to be well-tolerated in the trial. A subset of 143 patients entered into a six-month safety extension study, with 88 patients completing the additional six months of treatment. The safety extension study was designed to examine if BGS-649 resulted in a pre-specified reduction in bone mineral density at 48 weeks following the initial 24 weeks treatment. In December 2018, Mereo reported positive results from the safety extension study for BGS-649. The study was successful in demonstrating that none of the doses of BGS-649 met the lower bound (95% confidence interval) of the pre-specified safety criterion of a greater than 3% reduction in lumbar spine bone mineral density after 48 weeks of treatment. In addition, there was no shift into clinical categories of osteopenia or osteoporosis, with no evidence of development of new osteopenia. The efficacy end points of testosterone, LH and FSH also showed improvements consistent with the main Phase 2b study. Mereo intends to explore strategic relationships with third parties for the further development and/or commercialization of BGS-649.

•

OMP-305B83: OMP-305B83, or navicixizumab, is an anti-DLL4/VEGF bispecific antibody that targets both DLL4 in the Notch cancer stem cell pathway and vascular endothelial growth factor (“VEGF”). We acquired this therapeutic candidate in the Merger with OncoMed. This antibody is intended to have anti-angiogenic plus anti-cancer stem cell activity. In a Phase 1a clinical trial, navicixizumab demonstrated single-agent anti-tumor activity and was safe enough to be administered on a regular basis. We are currently conducting a Phase 1b clinical trial of navicixizumab in combination with paclitaxel in patients with heavily pre-treated platinum-resistant ovarian cancer. Interim Phase 1b results were presented at the European Society for Medical Oncology in the fourth quarter of 2018. The patients had received a median of four prior therapies, all of whom had received prior paclitaxel and 69% had received prior bevacizumab. 22 of the 26 patients (85%) treated with the regimen experienced clinical benefit. Notably 11 of the 26 patients (42%) achieved a partial response and the median progression-free survival was 5.4 months (95% Cl: 3.5-8 months).

We plan to undertake regulatory interactions in the U.S. to determine the next steps for navicixizumab in platinum resistant ovarian cancer patients who have received at least two prior therapies and to pursue partnering of the program in parallel.

•

OMP-313M32: OMP-313M32, or etigilimab, is an anti-TIGIT therapeutic candidate intended to activate the immune system through multiple mechanisms and enable anti-tumor activity. TIGIT (T-cell immunoreceptor with Ig and ITIM domains) is an inhibitory receptor that is thought to stop T-cells from attacking tumor cells. We acquired this therapeutic candidate in the Merger with OncoMed. A Phase 1a/b clinical trial enrolled patients with advanced solid tumors into either a Phase 1a single-agent portion (dose escalation in all patients and expansion in selected tumor types) or Phase 1b combination portion in selected tumor types with nivolumab (dose escalation) 18 patients were treated in the dose escalation study with doses up to 20mg/kg every two weeks. Tumor types included colorectal cancer (6), endometrial cancer (2), pancreatic cancer (1) and 8 other tumor types. No dose limiting toxicities were observed and the recommended Phase 2 dose was the top dose of 20mg/kg biweekly. The dose escalation in Phase 1b are ongoing.

The TIGIT program is subject to an exclusive license option with Celgene Corporation (“Celgene”) as part of a Master Research and Collaboration Agreement by and among Celgene and OncoMed, dated December 2, 2013 (the “Collaboration Agreement”). If Celgene exercises its option under the Collaboration Agreement, OncoMed would receive a $35.0 million up-front option fee and, potentially, additional future development milestones and royalties. See “Item 4. Information On the Company—B. Business Overview—Material Agreements—Collaboration Agreement with Celgene.”

Mereo’s Strategy

Mereo intends to become a leading biopharmaceutical company developing innovative therapeutics that aim to improve outcomes for patients with rare bone, respiratory and endocrine diseases. The key elements of Mereo’s strategy to achieve this goal include:

•

Rapidly develop and directly commercialize Mereo’s rare disease product candidates. Mereo has commenced a Phase 2b clinical trial of BPS-804 for the treatment of OI in adults in the United States, Europe and Canada. If the results from this trial are favorable and Mereo’s use of HRpQCT as a biomarker for fracture is validated, Mereo intends to submit a CMA to the EMA for the treatment of adults with OI in the EU. Mereo also intends to commence a Phase 3 clinical trial of BPS-804 for the treatment of OI in children in 2019. Mereo expects that the results from this trial, if favorable, will be sufficient to validate its use of HRpQCT and support the submission of a MAA to the EMA for BPS-804 for the treatment of children with severe OI in the EU. Mereo has commenced a Phase 2 clinical trial of MPH-966 for the treatment of severe AATD and expect to report top-line data in the fourth quarter of 2019. If the results are favorable and pending regulatory feedback, Mereo intends to continue to develop MPH-966 toward approval and commercialization. For BPS-804 and MPH-966, if approved, and for any future product candidates for rare diseases, Mereo intends either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize these product candidates in major markets or potentially to outsource aspects of these functions to third parties.

•

Efficiently advance Mereo’s specialty disease product candidates and explore strategic relationships with third parties for further clinical development and/or commercialization. Based on the results from Mereo’s Phase 2 clinical trial of BCT-197, Mereo plans to enter into one or more strategic relationships with third parties for BCT-197 to undertake the next phase of clinical development and, if approved, commercialization. In March 2018, Mereo reported top-line Phase 2b data for BGS-649 for the treatment of HH and in December 2018, Mereo reported positive results from the safety extension study for BGS-649. Mereo intends to explore strategic relationships with third parties for the further development and commercialization of BGS-649. In addition, we plan to enter into strategic relationships with third parties for the further development of OMP-305B83 and OMP-313M32, which we acquired in the Merger.

•

Advance our current anti-cancer therapeutic candidates in clinical trials to determine their utility as treatments for cancer. Our Phase 1 clinical trials with navicixizumab and etigilimab are designed to establish the maximum tolerated dose and safety profile, identify a therapeutic index, and look for initial indications of efficacy and biomarker effects of our drugs alone or as part of a combination regimen.

•

Leverage Mereo’s expertise in business development to expand its pipeline of product candidates. Mereo’s senior management team has extensive relationships with large pharmaceutical and biotechnology companies, as evidenced by the acquisition of four of Mereo’s clinical-stage product candidates. Mereo intends to leverage these relationships to grow its pipeline with a focus on rare bone, endocrine, and respiratory diseases. Mereo intends to continue to identify, acquire, develop, and ultimately commercialize novel product candidates that have received significant investment from large pharmaceutical companies. Mereo will continue to focus on acquiring product candidates with either proof-of-concept clinical data in its target indication or with clinical data in a related disease and a strong scientific rationale that supports development in its target indication. Using a disciplined approach, Mereo intends to continue building a diverse portfolio of product candidates that it believes have compelling market potential, robust pre-clinical, clinical, and manufacturing data packages, and a clear regulatory pathway.

•

Continue to be a partner of choice for large pharmaceutical and biotechnology companies. Mereo believes that it is a preferred partner for large pharmaceutical and biotechnology companies as it seeks to unlock the potential in its development pipelines and deliver therapeutics to patients in areas of high unmet medical need. Mereo has strong relationships with these companies, as evidenced by its agreements with Novartis and AstraZeneca, and a track record of structuring transactions that enable Mereo to leverage its core development capabilities while creating value for all stakeholders. Mereo intends to continue to enter into strategic relationships that align its interests with those of large pharmaceutical and biotechnology companies and that it believes to be mutually beneficial.

BPS-804 (setrusumab) for the Treatment of Osteogenesis Imperfecta

Overview

Mereo is developing BPS-804 (setrusumab) for the treatment of OI. BPS-804 is a novel, intravenously administered antibody that is designed to inhibit sclerostin, a protein that inhibits the activity of bone-forming cells, known as osteoblasts. Mereo believes that by blocking sclerostin, BPS-804 has the potential to induce or increase osteoblast function and maturation of these cells, increasing bone formation and reducing bone resorption, thereby reducing fractures in OI patients.

Background of Osteogenesis Imperfecta

OI is a genetic disorder characterized by fragile bones and reduced bone mass, resulting in bones that break easily, loose joints and weakened teeth. In severe cases, patients may experience hundreds of fractures in a lifetime. In addition, people with OI often suffer from muscle weakness, early hearing loss, fatigue, curved bones, scoliosis (curved spine), brittle teeth, respiratory problems and short stature. The disease can be extremely debilitating and even fatal in newborn infants with a severe form of the disease. OI is a rare condition that affects a minimum of 20,000 people, an incidence rate of 6.2 out of 100,000, in the United States, according to estimates by the Osteogenesis Imperfecta Foundation, and approximately 32,000 people, an incidence rate of 10 out of 100,000, in Germany, Spain, France, Italy, and the United Kingdom, according to estimates by Orphanet.

There are eight recognized forms of OI, designated type I through type VIII. Type I is the least severe form, while type II is the most severe and frequently causes death at or shortly after birth. The most prevalent form of OI is type I, which is estimated to occur in approximately 50% to 60% of OI patients. The less severe forms of OI, such as type I and type IV, are characterized by broken bones, often as a result of minor trauma. Patients typically have a blue or gray tint to the sclera, the part of the eye that is usually white, and are at risk of hearing loss in adulthood. Individuals affected by less severe types of OI are usually of normal height and have normal life spans.

In addition to the features of less severe forms of OI, type III patients are characterized by frequent bone fractures starting even before birth, respiratory problems, short stature, a disorder of tooth development, and reduced life expectancy as a result of respiratory failure. Type III OI is characterized by extreme growth deficiency and typically scoliosis, and patients may require wheelchairs for mobility. The most severe forms of OI, particularly type II, may be characterized by an extremely small, fragile rib cage, and underdeveloped lungs. Infants with these abnormalities have life-threatening problems related to breathing and often die shortly after birth.

Current Treatment Landscape for Osteogenesis Imperfecta

There are no therapies approved by the FDA or EMA for the treatment of OI. The only treatments available to OI patients are the acute management of fractures as they occur and bisphosphonate drugs, which are not approved for this indication but are commonly used off-label in children.

Current treatment of OI is directed towards management of fractures with casting or surgical fixation. Following either of these, physical therapy will often be required. Preventative surgeries, such as intramedullary, or in-bone, nailing fixation are also undertaken. Supportive care for the disease involves surgery to correct deformities, internal splinting of bones with metal rods, bracing to support weak limbs and decrease pain, physical therapy, and muscle strengthening and aerobic conditioning to improve bone mass and strength.

Some OI patients are treated off-label with drugs indicated for osteoporosis. Bisphosphonate drugs slow down the rate at which osteoclasts, which are cells which resorb or take away bone, reduce the bones’ mass. These include Aredia (pamidronate), Fosamax (alendronate) and Reclast (zoledronic acid). However, bisphosphonate drugs are not approved by the FDA or the EMA for use in OI. Mereo is not aware of any long-term clinical studies demonstrating an improvement in fractures in adults and the effect of long-term therapy with these drugs remains unclear. Therefore, Mereo believes the effect of bisphosphonate drugs on fractures, growth, bone deformity, mobility, and pain remains unclear in both adults and children. Despite not being approved, bisphosphonates are effectively the standard of care in children, especially those with more severe disease.

Mereo’s Approach

Mereo’s product candidate for treating OI is BPS-804, a fully human monoclonal antibody that is designed to inhibit sclerostin. Sclerostin is produced in osteocytes, which are mature bone cells that are thought to be the mechanoreceptor cells that regulate the activity of bone-building osteoblasts and bone-resorbing osteoclasts. Sclerostin inhibits the activity of osteoblasts. Mereo believes that by blocking sclerostin, BPS-804 has the potential to induce or increase osteoblast activity and maturation of these cells, increasing bone formation and reducing bone resorption, thereby reducing fractures in OI patients.

Clinical Development of BPS-804

The following table summarizes the historical, current and planned clinical trials of BPS-804:

Historical Trials			Current Trials			Planned Trials
Phase	Population	Subjects Treated with BPS-804	Phase	Population	Enrollment	Phase	Population	Planned Enrollment	Target Start
Phase 1	Healthy Volunteers (postmenopausal women)	30	Phase 2b	OI (adult)	112	Phase 3	OI (pediatrics)	~160	Phase 3 ready in EU
Phase 2	Hypophosphatasia	8
Phase 2	Women with Low Bone Mineral Density	36
Phase 2	OI	9

Phase 1 and Phase 2 Clinical Trials in Other Indications

Novartis performed a Phase 1 single ascending dose trial in 30 healthy female volunteers. A range of doses of BPS-804 were administered and were shown to be well tolerated. A Phase 2 ascending dose trial was also performed in eight adult patients with hypophosphatasia, a rare disorder characterized by abnormal development of bones and teeth. Three different BPS-804 doses were administered and a positive effect on bone formation biomarkers was observed.

Additionally, Novartis performed a Phase 2 clinical trial in a total of 44 postmenopausal women with low bone mineral density, in which 36 subjects were treated with BPS-804. The trial had four arms, with patients dosed weekly for three weeks (4 doses), monthly for three months (4 doses) and quarterly for one quarter (2 doses), and a placebo group. In this trial, BPS-804 increased bone mineral density up to 7.8%, 7.3% and 4.3% in the weekly, monthly and quarterly groups, respectively.

Phase 2 Clinical Trial in Osteogenesis Imperfecta

Novartis conducted a Phase 2 randomized, open-label, intra-patient dose-escalating proof-of-concept trial in the United States, Canada and Europe in adults with OI. The objectives were:

•	to evaluate safety and tolerability of BPS-804;

•	to evaluate the effect of BPS-804 on lumbar spine bone mineral density measured by dual-energy X-ray absorptiometry (“DEXA”) scan; and

•	to determine the pharmacodynamic effect of BPS-804 when administered as multiple dose escalating intravenous infusions on:

•

serum bone formation markers, including procollagen 1 N-terminal propeptide (“P1NP”), procollagen 1 C terminal propeptide (“P1CP”), osteocalcin (“OC”) and bone-specific alkaline phosphatase (“BSAP”); and

•	serum bone resorption markers, including C-telopeptides of type I collagen cross-links (“CTX-1”) and N-telopeptides of type I collagen cross-links.

The trial included 14 patients with types I, III and IV OI, nine of which were treated and five of which were observed as a reference group in parallel during the trial to provide comparative data. The reference patients did not receive drug or placebo. The patients were treated with a low, medium and high dose of BPS-804 two weeks apart, over four weeks, and were followed for a total of 21 weeks after the last dose. DEXA studies were performed at day 141 and bone biomarkers were measured on days eight, 15, 29, 36, 43, 57, 85, 113 and 141, for both groups.

Treatment with BPS-804 showed a statistically significant increase in lumbar spine bone mineral density from baseline, which was sustained at day 141 of the trial, 16 weeks after the last dose of BPS-804, with a mean increase in lumbar spine bone mineral density in treated patients of 4%, as shown in the table below:

	BPS-804				Reference
Parameter	Number of patients	Ratio of geometric mean to baseline	p-value		Number of patients		Ratio of geometric mean to baseline	p-value
Bone Mineral Density	9	1.04	0.038	(1)	4	(2)	1.01	0.138

(1)	Statistically significant, meaning a less than 5% chance (or p-value less than 0.05) that the observed results occurred by chance alone.
(2)	One patient in the reference group did not complete the study and is not included in the results.

Bone turnover comprises two processes: the removal of bone and the laying down of new bone. Markers in blood can be used to assess the formation and resorption of bone. P1NP and CTX-1 are the markers of bone formation and resorption, respectively, that are recommended for clinical use and are considered the two reference markers by the International Osteoporosis Foundation and International Federation of Clinical Chemistry.

Treatment with BPS-804 also showed a statistically significant improvement in all measured bone formation biomarkers at day 43 of the trial, as shown in the table below, as well as a trend of reduction in the CTX-1 biomarker of bone resorption:

	BPS-804				Reference			Ratio of geometric means 90% confidence interval
Bone formation biomarker	Number of patients	Ratio of geometric mean to baseline	p-value		Number of patients	Ratio of geometric mean to baseline	p-value
P1NP	9	1.84	0.001	(1)	5	1.06	0.651	1.75
P1CP	9	1.53	0.003	(1)	5	1.05	0.600	1.45
BSAP	9	1.59	0.001	(1)	5	0.87	0.582	1.83
OC	9	1.44	0.012	(1)	5	0.81	0.436	1.78

(1)	Statistically significant.

These results showed a statistically significant upregulation in the activity of P1NP, P1CP, BSAP, and increased OC levels, while the corresponding biomarkers remained unchanged or declined moderately in the reference group.

Mereo believes that the observed increase in lumbar spine bone mineral density in patients treated with BPS-804, along with the bone biomarker data, support the bone anabolic effects of BPS-804 in adult patients with moderate OI and support the potential for BPS-804 to stimulate bone formation and reduce bone resorption after a low, medium and high dose.

Summary of Safety Results

In the trials conducted by Novartis, BPS-804 was generally well tolerated. In the Phase 2 OI clinical trial, there was one non-drug related significant adverse event in the reference group. The most common adverse events were headaches, influenza, arthralgia and fatigue both in patients who received BPS-804 and in the reference group.

Current and Planned Phase 2b Clinical Trials in Osteogenesis Imperfecta

In May 2017, Mereo commenced a Phase 2b clinical trial of BPS-804 in the United States, Europe and Canada. The Phase 2b clinical trial is a multi-center, randomized trial with three blinded arms to establish the dose response curve and an open label arm at the top dose. The trial has completed enrollment of 112 patients. Similar to the Phase 2 clinical trial conducted by Novartis, Mereo enrolled patients with type I, III and IV OI. Mereo expects top-line 6-month data from the open label arm in the first half of 2019 and top-line 12-month data from the blinded arms by the end of 2019.

The primary endpoint of this trial is the change in trabecular volumetric bone mineral density measured by HRpQCT and change in bone strength using finite element analysis (“FEA”). HRpQCT enables the measurement of relevant parameters of bone density, microstructure, and strength. FEA uses data from HRpQCT measurements to provide a predictive measure of the whole bone strength and biomechanical risk of fracture. Additional endpoints include further measures of bone parameters measured by HRpQCT, bone turnover markers and quality of life scores. Based on Mereo’s interactions with the EMA, Mereo believes that the results from this trial, if favorable, and validation of its use of HRpQCT as a biomarker for fracture, from its planned Phase 3 trial in children with OI, will be sufficient to support the submission of a CMA for BPS-804 for the treatment of adults with OI in the EU.

In addition, Mereo has agreed on a pediatric investigational plan for BPS-804 with the EMA, and Mereo intends to commence a Phase 3 clinical trial of BPS-804 for the treatment of OI in children aged 5 to 18 in 2019. Mereo intends to enroll approximately 160 patients in this trial, with fracture rate as the primary endpoint. Based on Mereo’s interactions with the EMA, it expects the results from this trial, if favorable, will be sufficient to validate Mereo’s use of HRpQCT and support the submission of a MAA for BPS-804 for the treatment of children with severe OI in the EU.

In the United States, the FDA in the first quarter of 2018 denied Mereo’s request for a Type C meeting to discuss the initiation of a pediatric Phase 3 study for BPS-804 for the treatment of patients with severe OI. The FDA cited a serious cardiovascular safety concern in adults treated with sclerostin inhibitors that had yet to be resolved and informed Mereo that a risk/benefit assessment for sclerostin inhibitors could not be completed at that time. The FDA further recommended that Mereo not submit its proposed pediatric protocol until the cardiovascular safety issue had been adequately addressed and favorably resolved. In January 2019 the FDA held an advisory committee meeting to discuss, what Mereo believes to be, the cardiovascular safety concerns cited above. At that meeting the Committee voted 18-1 to approve the drug discussed and in April 2019, the FDA approved it. Mereo believes the FDA now has fuller data on the cardiovascular safety issue and plans to re-engage with the FDA in 2019 to discuss the expansion of the pediatric Phase 3 study for BPS-804 for the treatment of patients with severe OI to include sites in the United States. Mereo does not believe the FDA’s previous concern was related to BPS-804. In any case, the FDA’s position does not impact Mereo’s ability to conduct its clinical development activities of BPS-804 for children with severe OI or Mereo’s clinical development activities of BPS-804 in Europe, the United States and Canada for adults with OI.

MPH-966 (alvelestat) for the Treatment of Severe Alpha-1-Antitrypsin Deficiency

Overview

Mereo is developing MPH-966 (alvelestat) for the treatment of severe AATD, a potentially life-threatening rare, genetic condition that results in severe debilitating diseases, including early-onset pulmonary emphysema. MPH-966 is a novel, oral small molecule designed to inhibit NE. Scientific data indicate that the increased risk of lung tissue injury in AATD patients may be due to inadequately controlled NE caused by insufficient AAT. Mereo believes that by inhibiting NE, MPH-966 has the potential to reduce the destruction of lung tissue and stabilize clinical deterioration in severe AATD patients.

Background of Alpha-1-Antitrypsin Deficiency

AATD is a genetic disease. There are estimated to be 50,000 people in North America and 60,000 in Europe with severe AATD, which Mereo defines as AATD in patients with either a PiZZ genotype or Null/Null genotype. The major function of AAT in the lungs is to protect the connective tissue from NE released from triggered neutrophils. In the majority of people, the lungs are defended from NE attack by AAT, which is a highly effective inhibitor of NE. Severe AATD patients, however, produce minimal or no AAT and are, therefore, unable to defend against NE attack. As a result, severe AATD patients commonly experience degeneration of lung function, such as early-onset pulmonary emphysema, which significantly affects quality of life and life expectancy.

AATD is the result of a mutation of the SERPINA1 gene. Most people with severe AATD inherit two copies of the defective PiZ allele, or gene variant, of the SERPINA1 gene, resulting in a PiZZ genotype. Patients with a PiZZ genotype have approximately 15% of normal AAT levels. Individuals who inherit two copies of the Null allele, resulting in a Null/Null genotype, do not produce any AAT. These two groups are at very high risk of developing lung disease. AATD patients with the PiZZ genotype experience a decline in the amount of air that can be forcibly exhaled in one second (“FEV1”), a standard measure of exhalation. The annual mortality rate in this genotype estimated to be 4%. Given that individuals with the Null/Null genotype do not produce any AAT, Mereo believes that they are likely to experience an even greater annual decline in FEV1.

Current Treatment Landscape for Alpha-1-Antitrypsin Deficiency

AATD patients are monitored by pulmonary functions tests, including spirometry. Treatment involves bronchodilators and inhaled corticosteroid medications and pulmonary rehabilitation, with increased intensity of therapy guided by disease severity. Surgical options include lung volume reduction surgery and lung transplantation. Both are highly invasive, and transplantation is only an option for a portion of patients with end-stage disease despite optimal therapy.

Augmentation therapy is available for AATD, using a partially purified plasma preparation highly enriched for AAT that is administered weekly by intravenous infusion. This therapy was approved by the FDA based on its biochemical efficacy, meaning its ability to raise blood levels of AAT, but not based on clinical outcome data. Several observational studies have suggested that AAT augmentation therapy may slow the rate of decline in lung function in a subgroup of AATD patients with moderate-to-severe airflow obstruction. In a randomized, controlled trial of augmentation therapy, patients had some reduction in the progression of emphysema, as assessed by measuring lung density using computed tomography. The study did not show significant slowing in the decline in FEV1.

Mereo believes that current therapies for AATD are inadequate. Surgical options are limited to a few patients, are highly invasive, have variable results, and do not address the underlying pathology of AATD. AAT augmentation therapy, while FDA approved, was not approved on the basis of clinical outcome data. In addition, AAT augmentation therapy requires potentially inconvenient weekly intravenous infusions.

Mereo’s Approach

Mereo’s product candidate for treating severe AATD is MPH-966, a potent, specific oral small molecule that is designed to inhibit NE. Mereo believes that by inhibiting NE, MPH-966 has the potential to reduce the enzymatic destruction of lung tissue. Furthermore, Mereo believes that convenient oral dosing of MPH-966 could provide a significant advantage compared to the current treatments for AATD of surgery or weekly intravenous AAT augmentation therapy.

Clinical Development of MPH-966

The following table summarizes the historical and planned clinical trials of MPH-966:

Historical Trials				Current Trials
Phase	# of Studies	Population	Subjects Treated with MPH-966	Phase	Population	Enrollment	Trial Started
Phase 1	7	Healthy Volunteers / COPD	143	Phase 2	AATD	165	Q4 2018
Phase 2	3	COPD	958
Phase 2	1	CF	26
Phase 2	1	Bronchiectasis	22

Phase 2 Clinical Trials

Although prior clinical trials of MPH-966 were in indications other than AATD, Mereo believes that the clinical benefit observed in these trials and the biomarker evidence of treatment effect make MPH-966 a promising potential product candidate for treating severe AATD. In particular, Mereo believes the results from the Phase 2 clinical trials in bronchiectasis and CF are most relevant in assessing MPH-966’s potential to treat severe AATD.

Phase 2 Clinical Trial in Bronchiectasis

AstraZeneca conducted a double-blind, placebo-controlled Phase 2 clinical trial in bronchiectasis in a total of 38 patients, 22 of whom were treated with MPH-966, using a 60 mg dose of MPH-966 administered twice daily for four weeks. Bronchiectasis is a disease characterized by localized, irreversible dilatation of parts of the bronchial tree, caused by destruction of the structural components of the bronchial wall that result from a vicious cycle of transmural infection and inflammation. Neutrophils play a key role in inflammation in bronchiectasis with airway neutrophilia resulting in high concentrations of neutrophil proteases, such as NE, which may be inadequately neutralized by anti-proteases.

The results of this four-week trial showed a statistically significant improvement at day 28 versus placebo in mean FEV1 of 100 ml (p=0.006) and a clinically meaningful improvement of 130 ml (p=0.079) in mean slow vital capacity, which measures the volume of air on a slow full expiration of air in the patient’s lungs. The effect on the St. George’s Respiratory Questionnaire, a questionnaire that measures quality of life in patients with diseases of airways obstruction, favored MPH-966 overall and in each measured domain, with a more than four-unit difference in the overall score, demonstrating clinical relevance. In addition, although the data did not show statistical significance in desmosine levels in urine, the treatment group showed a reduction in desmosine levels while the placebo group showed an increase in desmosine levels.

Mereo believes that bronchiectasis and AATD share common pathological features such as damage to structural parts of the bronchial tree caused by neutrophil proteases that support the potential for MPH-966 to treat severe AATD, a disease driven primarily by insufficient inhibition of NE.

Phase 2 Clinical Trial in Cystic Fibrosis

AstraZeneca conducted a double-blind, placebo-controlled Phase 2 clinical trial in CF in a total of 56 patients, 26 of whom were treated with MPH-966, using a 60 mg dose of MPH-966 administered twice daily for four weeks. CF is a disease that results in thickened secretions and endobronchial infections. These chronic infections are associated with an exaggerated inflammatory response in the airways and neutrophil infiltration of the lungs. The presence of neutrophils in the airways, and the resulting high concentrations of neutrophil proteases, such as NE, suggest that neutrophils are contributors in the pathogenesis of the proteolytic lung destruction associated with CF.

The trial was designed to examine the safety and efficacy of MPH-966 and its effect on the biomarkers of lung damage. The trial did not demonstrate a statistically significant benefit in lung function, which Mereo believes was due to the anti-proteolytic mechanism of action of MPH-966 only addressing one component of the pathology of CF. However, there was a statistically significant reduction in free desmosine in urine corrected for creatinine (p=0.002), and a reduction in plasma desmosine of 16%. Desmosine and isodesmosine are unique cross linking amino acids in elastin. Elastin is a protein that makes up the structure of the alveoli in the lungs and provides the pressure that allows for easy breathing, but is vulnerable to breakdown by NE. The reduction in desmosine in this trial indicates a reduction in the breakdown of elastin. As the proposed mechanism of action of MPH-966 is to inhibit the neutrophil elastase activity in severe AATD patients, Mereo believes this supports the utility of desmosine as a clinical biomarker in its Phase 2 proof-of-concept study.

Mereo believes that the data from this trial provide proof of concept for mechanistic effect and the use of desmosine as a biomarker of lung degradation in diseases of high or unopposed NE, such as severe AATD.

Summary of Safety Results

In the clinical trials conducted by AstraZeneca, no treatment-related serious adverse events were identified. A dose of up to 120 mg twice daily was well tolerated in Phase 1 clinical trials and a dose of 60 mg twice daily was well tolerated in the CF, bronchiectasis and COPD Phase 2 trials. Across the 1,149 patients and healthy volunteers treated with MPH-966, 16 patients had an elevation of liver enzymes with alanine transaminase or aspartate transaminase enzyme concentrations elevated to greater than three times the upper limit of normal, but no patient met the criteria of Hy’s law of drug-induced liver injury and no dose dependency was observed. Independent safety review committees evaluated this data and recommended that the trials continue.

Phase 2 Clinical Trial in Severe AATD

Mereo is conducting a Phase 2 proof-of-concept clinical trial of MPH-966 in 165 patients with severe AATD in the United States and the EU and expect to report top-line data in the fourth quarter of 2019. The trial is a 12-week, double-blind, placebo-controlled clinical trial examining two doses of MPH-966 compared to placebo with primary endpoints of elastin breakdown as measured by the biomarker desmosine. Mereo believes that by inhibiting NE, MPH-966 will reduce the breakdown of elastin and therefore the amount of desmosine. Planned secondary endpoints are plasma Aα-Val(360), a biomarker of NE activity, NE activity in sputum, and lung function tests, including FEV1.

Mereo plans to enroll only patients with PiZZ or Null/Null genotypes with confirmed emphysema, who have not received AAT augmentation therapy or have undergone a wash-out period following AAT augmentation therapy.

If the results from this trial are favorable, Mereo intends to seek regulatory advice on the design of, and commence, a pivotal trial.

Mereo received an investment from, and is collaborating with, the venture philanthropy arm of the Alpha-1 Foundation, The Alpha-1 Project, Inc. (“TAP”) with respect to Mereo’s MPH-966 development program. TAP is investing in the program subject to Mereo meeting agreed-upon development milestones. Mereo also agreed to issue warrants to TAP to subscribe for shares in Mereo, at certain future dates and subject to TAP making agreed-upon investments in the MPH-966 development program.

BCT-197 (acumapimod) for the Treatment of AECOPD

Overview

Mereo is developing BCT-197 (acumapimod) as a first-line acute therapy in patients with a severe AECOPD. BCT-197 is a novel, orally active p38 MAP kinase inhibitor designed to inhibit the pathological mechanism behind inflammation, which is a key feature of AECOPD. Currently available treatments only manage the symptoms of severe AECOPDs and are comprised primarily of oxygen therapy, corticosteroids, antibiotics, and bronchodilators. Mereo believes BCT-197 offers a potential new treatment by targeting the underlying disease and delivering tangible benefits for patients and payors by potentially preventing severe AECOPD, or reducing the frequency of exacerbations and reducing readmissions.

Background of COPD and AECOPD

COPD includes chronic bronchitis, emphysema, refractory (non-reversible) asthma, and some forms of bronchiectasis. COPD is a non-fully-reversible, progressive lung disease that was the third largest cause of death in the world in 2010 according to the Global Burden of Disease Study, and the WHO forecasts that it will remain the third largest cause of death in the world in 2030. The National Heart Lung Blood Institute estimates that 16 million people in the United States have been diagnosed with the disease and the same number likely suffer from the disease without being aware of it. The European COPD Coalition estimates that 13 million people in Europe have been diagnosed with COPD. In 2015, according to the WHO, there were over three million deaths from the disease worldwide.

An AECOPD is defined as an acute event characterized by a worsening of the patient’s symptoms beyond normal day-to-day variations that requires a change in medication and a severe AECOPD is where a patient requires hospitalization or visits the emergency room. Typical symptoms include an increase in breathlessness and/or increase in sputum production, which lead to an increase in the frequency or dose of bronchodilators or an increase in corticosteroid use, or the need to seek further medical attention. The risk of AECOPD increases with COPD progression and increases following exacerbations. Increased inflammation is a core feature of an AECOPD. This is demonstrated by inflamed airways and the influx of white blood cells that respond to and can propagate inflammation.

On average, COPD patients suffer one to three AECOPDs per year with an average hospital stay, if admitted, of three to 10 days. Each episode of AECOPD poses significant risk to the patient, including an increased risk of death. Approximately 8% of patients admitted to the hospital for COPD die while in the hospital. The frequency and severity of exacerbations increase with age, disease severity and history of prior AECOPD. The five-year survival rate for those suffering three or more AECOPDs per year is 30%, but those who do not suffer AECOPDs have an 80% survival rate. Moderate to severe cases of AECOPD can also result in greatly diminished quality of life, disability, and serious co-morbidities, including heart disease. After an AECOPD many patients do not return to its pre-AECOPD baseline respiratory function. Furthermore, a patient who has several AECOPDs a year is typically exposed to large quantities of systemic corticosteroids, which can lead to osteoporosis and diabetes.

AECOPDs account for the greatest proportion of COPD costs. Of all COPD-related hospital admissions in the United States, approximately 63% are for AECOPD patients, representing more than 1.5 million emergency room visits in the United States alone. Based on current estimates of U.S. COPD rates, the direct costs of COPD are estimated at $4,000 per patient per year. Costs increase in correlation with each progressive stage of the disease. In the United States in 2010, mild COPD patients had median direct costs of $1,681 per patient per year, moderate patients had direct costs of $5,037 per patient per year and severe patients had direct costs of $10,812 per patient per year. Hospital stays make up the greatest proportion of the total COPD burden on the healthcare system, accounting for approximately 45% to 50% of the total direct cost generated by COPD patients. The mean length of hospital stays varies but is typically about 4.7 days. In the United States, the average cost of admission is $7,500 but more than 20% of patients are re-admitted within 30 days with significantly higher cost.

Current Treatment Landscape of AECOPD

Mereo is not aware of any approved therapies for the treatment of AECOPD in the United States or the EU. The management of AECOPD is directed at relieving symptoms and restoring functional capacity of the airways. In its milder forms, an AECOPD can be controlled with inhaled steroids, bronchodilators, and antibiotics. The bronchodilators reduce the patients’ breathlessness by opening up the airways, and corticosteroids reduce inflammation. In more severe cases, AECOPD requires hospitalization, where patients are typically treated with oral or intravenous steroids and antibiotics.

The current recommended management for AECOPD includes beta2 agonists, the addition of anticholinergics or an increase in its dosage, the systemic administration of corticosteroids and antibiotics, and the intravenous administration of methylxanthines, such as aminophylline. Additionally, supporting oxygen therapy is used in order to provide the patient with sufficient blood oxygen levels. While AECOPDs are often triggered by bacterial or viral pathogens or pollutants, antibiotics are often used as the precise etiology is often unknown.

Mereo believes that there is a significant medical need for a drug which is disease-modifying and could potentially prevent severe AECOPDs instead of just treating the symptoms. In addition, Mereo believes that a drug that could prevent or reduce severe AECOPDs and also has anti-inflammatory effects would significantly improve the quality of life of COPD patients due to improved lung function, fewer infections and possibly reduced risk of rehospitalization and mortality.

Mereo’s Approach

Mereo’s product candidate for treating AECOPD is BCT-197, an orally administered small molecule that inhibits p38 MAP kinase. p38 MAP kinase is an enzyme that plays a key role in the cellular response to external stress signals. p38 MAP kinase is activated in COPD and AECOPD. Inhibition of this enzyme has been shown to have anti-inflammatory effects, primarily through the inhibition of the expression of inflammatory mediators or molecules called cytokines. The inflammatory cytokines are key to initiating and escalating the inflammatory response by attracting inflammatory cells and inducing further release of the cytokines by these cells. Key cytokines released in the inflammatory response are tumor necrosis factor alpha (“TNFα”) and interleukin-8, which are released in the blood stream, and interleukin-6, which is released from bronchial epithelial cells, all of which are blocked by inhibiting p38 MAP kinase.

Mereo believes that BCT-197 has the following key advantages over current therapies:

•	potential to be a rapid-onset treatment targeting inflammatory drivers of AECOPD;

•	designed to target anti-inflammatory response systemically and locally with easier oral administration than inhaled treatments;

•	simple oral regimen of three doses over five days that can be conveniently administered in either the hospital or an outpatient setting;

•	designed to target pathophysiology of acute exacerbations without generalized immune suppression;

•	potential for efficacy in steroid-resistant population; and

•	short course treatment that can prevent further severe exacerbations of COPD.

Clinical Development of BCT-197

The following table summarizes the historical clinical trials of BCT-197. Mereo plans to enter into one or more strategic relationships with third parties for BCT-197 to undertake the next phase of clinical development and, if approved, for commercialization.

Historical Trials
Phase	# of Studies	Population	Subjects Treated with BCT-197
Phase 1	5(1)	Healthy Volunteers	168
Phase 2	1	AECOPD	108
Phase 2	1	Acute Kidney Injury	50
Phase 2	1	AECOPD	188

(1)	Includes two company-initiated 16-patient drug-drug interaction studies.

Phase 1 Clinical Trials

Prior to Mereo’s acquisition of BCT-197, Novartis performed three Phase 1 clinical trials. One of these trials was a three-part Phase 1 clinical trial in a total of 141 healthy volunteers designed to evaluate the safety and anti-inflammatory properties of BCT-197 following lipopolysaccharide (“LPS”) challenge, a method of inducing an inflammatory response. Parts 1 and 2 of this trial assessed the ability of BCT-197 to inhibit TNFα, a pro-inflammatory cytokine, ex vivo following LPS challenge and Part 3 assessed the same in vivo. In Part 1, which was a single ascending dose trial, TNFα was inhibited by a mean of 50% by doses of at least 30 mg, and in Part 2, which was a multi-ascending dose trial, TNFα was inhibited by a mean of 70%.

In Part 3, a three-arm trial, 24 subjects were randomized to receive placebo, 20 mg of BCT-197, or 75 mg of BCT-197. Subjects were exposed to LPS three hours following dosing of BCT-197 or placebo and the concentration of TNFα was measured. In this trial, BCT-197 produced a statistically significant reduction in the levels of TNFα in the treated subjects versus placebo. The following graph shows that the TNFα response was seen in both doses of BCT-197.

TNFα Concentration over Time following LPS Challenge n=24

In addition, a radiolabeled pharmacology trial was performed in four healthy volunteers. Mereo believes that the results of this trial suggest that BCT-197 has pharmacology appropriate for an oral drug taken either once a day or on alternate days.

Phase 2 Clinical Trial in AECOPD

Novartis conducted a double-blind, Phase 2 clinical trial in Europe comparing BCT-197 to the steroid prednisolone and a placebo control. The trial was designed to assess the effect of single and repeated dose of BCT-197 in AECOPD patients. The primary endpoint was to demonstrate an improvement in FEV1 relative to placebo. Secondary and exploratory endpoints included the assessment of safety and tolerability, measurement of the time to recovery, and the determination of the pharmacokinetic properties of BCT-197.

The trial was split into four parts and included a total of 183 patients:

•

part 1: 91 patients were randomized to receive either: 75 mg of BCT-197 on day one plus placebo daily for 10 days, prednisolone on day one plus placebo daily for 10 days, or placebo on day one and for 10 days daily;

•	part 2: 30 patients were randomized to receive 20 mg of BCT-197 or placebo on day one of the trial. The ratio of patients receiving BCT-197 to patients receiving placebo was five to one;

•	part 3: 32 patients were randomized to receive 20 mg of BCT-197 or placebo on days one and six of the trial. The ratio of patients receiving BCT-197 to patients receiving placebo was five to one; and

•	part 4: 30 patients were randomized to receive 75 mg of BCT-197 or placebo on days one and six of the trial. The ratio of patients receiving BCT-197 to patients receiving placebo was five to one.

The data on FEV1 were recorded on days three, five, eight, 10, 14 and 30 and showed a clinically meaningful increase in FEV1 (of greater than 100 milliliters) on measuring dates in patients receiving two doses of BCT-197, during a 14-day period, consistent with the duration of most AECOPDs. The following graph summarizes the mean change from baseline in FEV1 values for each dose arm. The change was greatest in the group that received two doses of 75 mg of BCT-197, reaching statistical significance in this group at day 8 (p=0.022). On analysis of the area under the curve to Day 14, two doses of 75 mg of BCT-197 demonstrated a statistically significant improvement in FEV1 versus placebo and prednisolone (p=0.0198 and 0.0102 respectively).

Mean Change in FEV1 from Baseline (ml)

Summary of Safety Results

In trials conducted by Novartis, BCT-197 was well tolerated in the target patient population. In the Phase 2a clinical trial, 54% of patients out of 183 experienced one or more adverse events. There were six deaths, none of which were deemed to be attributable to BCT197. Over the six-month follow-up period, 13 patients experienced 15 significant adverse events, excluding deaths: 10 cases of COPD worsening or re-exacerbation, three of pneumonia, one of sinusitis and one of bladder cancer. Six of the COPD adverse events were in the placebo and prednisolone arms, two in the 20 mg repeat dose and two in the 75 mg repeat dose. None of these adverse events were considered by the investigators to be related to BCT-197. There were also two cases of rash in the 75 mg repeat dose arm. Two cases of mild and transient transaminase elevations were reported as adverse events, one in the 20 mg dose group and the other in the 75 mg repeat dose group. Other events were mild to moderate.

Phase 2 Dose-Ranging Clinical Trial in Severe AECOPD

Mereo conducted a dose-ranging Phase 2 clinical trial in the United States and Europe to identify the most effective dosing regimen for severe AECOPD patients. The primary endpoint of the trial was to demonstrate a change in FEV1 from baseline to Day 7. A total of 282 patients enrolled in the trial.

This dose-ranging trial assessed two dosing regimens of BCT-197 and placebo, each in combination with standard of care, which included steroids, antibiotics, and bronchodilators. Patients were followed for 26 weeks to explore recurrence rates of AECOPD and number of re-hospitalizations. Secondary and exploratory endpoints included biomarkers hsCRP and fibrinogen, clinical failure rate, number of moderate/severe AECOPDs during the trial, the area under the curve of FEV1 over time and time to normalization of FEV1.

The reduction in clinical failure rate was also observed. Clinical treatment failure is defined as a composite endpoint in which any patient fulfils one of more of the following criteria:

•	hospitalization or re-hospitalization due to worsening respiratory symptoms;

•	worsening of respiratory symptoms requiring the addition of another antibiotic or substitution of a new antibiotic;

•	worsening of respiratory symptoms requiring an increase in dose of oral corticosteroids or initiation of new corticosteroids;

•	worsening of respiratory symptoms requiring an additional treatment regimen of systemic corticosteroids and/or antibiotics, after completion of the first regimen;

•	COPD-related death; or

•	any new moderate or severe exacerbation after a period of seven days of resolution from the index AECOPD.

Both dosing regimens of BCT-197 showed a statistically significant change in FEV1 from baseline to Day 7 (p=0.012 and p ≤ 0.001), meeting the trial’s primary endpoint on an intent-to-treat patient population basis. The standard of care plus placebo group did not show a significant change from baseline (p=0.102). The high-and low-dosage BCT-197 groups showed a mean improvement in FEV1 of 84 ml and 115 ml, respectively, compared to 57 ml for the standard of care plus placebo group. While the BCT-197 groups showed greater improvement when compared to the standard of care plus placebo group, the difference in improvement was not statistically significant.

Dose-dependent, statistically significant reductions in both hsCRP and fibrinogen were shown with treatment with BCT-197, with hsCRP remaining suppressed through the 26-week observation period. The graphs below show these reductions during the period when patients were experiencing its first occurrence of AECOPD, or its index AECOPD.

Absolute Change from Baseline in hsCRP During the First 14 days of the Study While Patients Were Experiencing their Index AECOPD

* P≤0.05

Absolute Change from Baseline in Fibrinogen During First 14 Days of the Study While Patients were Experiencing their Index AECOPD

* P≤0.05 ** P≤0.02 *** P≤0.01

As shown in the chart below, the high-dose BCT-197 group showed a statistically significant reduction in clinical treatment failure of more than 50% (p ≤ 0.027 to 0.05) compared to the standard of care plus placebo group, measured by the number of rehospitalizations for the treatment of COPD at Days 90 through 150, with a trend observed as early as Day 30. A trend showing reduced composite clinical treatment failures of 56% to 28% from Day 30 through Day 150 was also observed in the high-dose BCT-197 group.

Percentage of Patients Rehospitalized for the Treatment of COPD

In a prespecified subgroup analysis of patients with low blood eosinophils of less than 2%, which comprised 68% of the patients in this trial, BCT-197 showed a trend toward improvement of FEV1 from baseline at Day 7, compared to standard of care plus placebo, which showed almost no improvement. Approximately 50% of COPD patients have low blood eosinophils and are considered to be resistant to treatment with steroids.

Further analysis of the most severe patients, defined as patients who experienced two or more exacerbations in the previous year, showed a 46% reduction in the number of patients who suffered a subsequent moderate or severe re-exacerbation. The results from the analysis of these patients with the highest unmet need are shown in the graph below.

Re-Exacerbations of Severe COPD Patients During the Follow-up Phase

Consistent with the results from this trial, there was a reduction in the number of patients receiving antibiotic and systemic steroids in the high-dose group versus placebo of 46% observed in the long-term follow-up portion of the trial.

In this trial, BCT-197 was observed to be well tolerated. Adverse events included two cases of acneiform rash, which were resolved. No induced liver injuries were observed. With these positive results Mereo is seeking regulatory advice on the development plan for BCT-197 in parallel with exploring strategic relationships. In addition, in April 2019, Mereo announced a successful end of Phase 2 meeting with the FDA regarding BCT-197. In the meeting, Mereo and the FDA discussed, and agreed in principle, an outline for the design of a pivotal Phase 3 clinical trial program to support the development of BCT-197 as a five-day treatment regimen for patients undergoing severe exacerbations of COPD.

BGS-649 (leflutrozole) for the Treatment of Hypogonadotropic Hypogonadism

Overview

Mereo is developing BGS-649 (leflutrozole) for the treatment of HH in obese men. In obese men, a decline in testosterone is exacerbated by high levels of the aromatase enzyme in the fat tissue. The aromatase enzyme converts testosterone to estradiol, thereby reducing testosterone levels. BGS-649 is a novel once-weekly oral aromatase inhibitor designed to normalize testosterone levels and improve HH without causing the excessively high testosterone levels and impaired fertility that may result from TRT, the primary treatment for HH.

Background of Hypogonadotropic Hypogonadism

HH is a clinical syndrome that results from the failure of the testes to produce adequate levels of testosterone. Low testosterone or male hypogonadism is classified in two different types: primary hypogonadism and HH. Primary hypogonadism generally results from the failure of the testes to produce sufficient levels of testosterone, due to testicular trauma, disease (such as mumps), or genetic defects. HH also results from the failure of the testes to produce sufficient levels of testosterone, in this case due to the disruption of the hypothalamic-pituitary-testicular (“HPT”) axis, an endocrine pathway, and is typically associated with obesity, aging, stress, or as a side effect of medications. The symptoms of testosterone deficiency are non-specific, which can make the diagnosis difficult. Symptoms that are most commonly associated with testosterone deficiency include reduced or loss of libido, the absence of morning erections and erectile dysfunction. Other common symptoms include fatigue, impaired physical endurance, loss of vitality, lack of motivation and mood disturbance. In physician assessments of the symptoms of HH, patients rate decreased energy levels and impaired sexual function as having the greatest negative impact on quality of life.

The largest group affected by HH is comprised of men over the age of 40 who suffer from chronic diseases, such as obesity or type 2 diabetes. Based on WHO estimates and scientific data, Mereo believes that there are approximately seven million cases of HH in obese men, generally defined as men with a body mass index (“BMI”) of 30 kilograms per meter squared or more, in the United States and approximately five million cases of HH in obese men in Europe. Over 85% of men with HH are untreated despite access to care. Obesity rates continue to increase in the United States and in other developed and developing countries around the world. In 2016, the WHO estimated that 35.5% and 21.9% of males in the United States and the EU, respectively, were obese. A recent study in obese men, published in the Netherlands Journal of Medicine, showed that HH increased linearly with an increase in BMI.

Current Treatment Landscape of Hypogonadotropic Hypogonadism

The primary treatment for HH is TRT, in which testosterone is administered to normalize testosterone levels. There are several available routes of administering TRT, including intramuscular injections, scrotal patches, transdermal patches, transdermal gel, and implants. The direct replacement of testosterone exposes the patient to significant side effects. The FDA has concluded that there is a possible increased cardiovascular risk associated with TRT. One of the most common and serious side effects associated with TRT is impaired sperm formation. Additional complications caused by excessive testosterone include prostate enlargement, sleep apnea and worsening heart failure, gynecomastia, or breast development in males, and mood swings. Besides these side effects, each of these delivery methods also has considerable drawbacks. For example, intramuscular injections can be painful, gels and patches run the risk of testosterone transmission to other people, and patches can cause skin irritation.

The leading testosterone replacement products on the market are AbbVie’s AndroGel and Eli Lilly’s Axiron, both of which carry a black box warning. Both products are administered transdermally by applying a gel formulation. Allergan, Inc.’s Androderm is the leading transdermal patch on the market. The most frequently prescribed intramuscular injections are Bayer AG’s Nebido and Endo Pharmaceutical Inc.’s (“Endo”) Aveed. The leading implant on the market is Endo’s Testopel.

Mereo’s Approach

Mereo’s product candidate for treating HH in obese men is BGS-649, which is intended for once-weekly oral administration and is designed to inhibit the aromatase enzyme, instead of directly replacing testosterone. The aromatase enzyme converts testosterone to estradiol, thereby reducing testosterone levels. Aromatase is expressed at high levels in fat tissue, and therefore obese men are potentially more prone to HH. BGS-649 is intended to restore normal levels of testosterone without causing the excessively high testosterone levels that may result from TRT. In addition, Mereo believes that the long half-life of BGS-649 of 22 days may allow for convenient weekly dosing.

Testosterone is a hormone that is regulated by three organs in the body, the hypothalamus, anterior pituitary glands and testes, which comprise the HPT axis. The initial stimulus for hormone formation begins in the hypothalamus with the formation of hormones, such as gonadotropin-releasing hormone (“GnRH”), that stimulate the pituitary gland to release LH and FSH. LH, in turn, stimulates the testicular production of testosterone, while FSH stimulates sperm formation. As testosterone levels rise, they feedback directly to the hypothalamus and indirectly through estradiol to the hypothalamus and anterior pituitary gland, which reduces the stimulation to produce more hormones, thereby creating a negative feedback loop that maintains normal testosterone levels. In obese men with HH, excessive aromatase enzyme in fat tissue convert testosterone into estradiol, which inhibits the HPT axis by the negative feedback loop.

The administration of exogenous testosterone, such as with TRT, which is not controlled by the HPT feedback loop, rapidly leads to suppression of LH and FSH. Furthermore, as exogenous testosterone is not controlled by the

HPT feedback loop, supraphysiological, or excessively high, levels of testosterone can be reached, which have been associated with cardiovascular disease. In contrast to exogenous TRT, BGS-649 is designed to inhibit aromatase and restore testosterone without disturbing the physiological feedback in the HPT axis, thereby maintaining or increasing LH and FSH with minimal risk of reaching supraphysiological levels of testosterone.

The diagram below illustrates the HPT feedback loop process, including the negative effects of TRT:

Clinical Development of BGS-649

The following is a table of the historical and planned clinical trials of BGS-649:

Historical Trials				Planned Trials
Phase	# of Studies	Population	Subjects Treated with BGS-649	Phase	Population
Phase 1	5	Healthy Women / Endometriosis	95	Phase 3	HH obese men
Phase 2	1	Endometriosis	12
Phase 2	1	HH obese men	24
Phase 2b	1	HH obese men	200
Phase 2b (ext)	1	HH obese men	143

Phase 2 Proof-of-Concept Clinical Trial in Hypogonadotropic Hypogonadism

Novartis conducted a two-part Phase 2 proof-of-concept trial for HH in obese men in North America.

Part 1 was an open-label trial to evaluate the pharmacokinetics and pharmacodynamics of BGS-649 in obese men. Fourteen patients were enrolled in this 12-week trial with a three-month follow-up phase. Patients received a first dose of BGS-649, and testosterone was measured on days five through seven to allow the physicians to choose subsequent doses with the goal of achieving and maintaining normal testosterone levels. Following the first dose, a range of doses were administered. The average BMI of participants was 34 kilograms per meter squared.

Consistent with the goal of the trial, BGS-649 treatment increased testosterone into the normal range of 300 to 1,000 nanograms per deciliter (“ng/dl”) in all patients exposed in Part 1. Mean baseline testosterone was 239 ng/dl, and rose to a mean of 514 ng/dl at week 12 of the trial. Both FSH and LH levels also increased in the BGS-649 group.

Part 2 was a two-arm, randomized, placebo-controlled, double-blind 12-week trial, with a three-month follow-up trial. The primary objectives were to evaluate the ability of BGS-649 to normalize testosterone and examine if normalized testosterone benefits insulin sensitivity. The secondary endpoints were safety, tolerability, pharmacodynamic effects on glucose, insulin and lipid metabolism.

Fifteen patients were enrolled in Part 2 of the trial, eight in the placebo group and seven in the treatment arm. Originally, 30 patients were to be enrolled. Enrollment was terminated early due to a dosing error at a trial site, which resulted in three placebo patients receiving an active dose of BGS-649. The error was identified after testosterone levels in these three patients normalized, and was confirmed by the presence of BGS-649 in these patients’ plasma. The patients who were inadvertently given an initial dose of BGS-649 continued to the end of the trial on placebo. Its results were included in the safety database, but were not included in the efficacy analysis. Therefore, there were five placebo patients. Due to the early termination of the trial, among the placebo patients, one completed the full 12-week protocol, two completed week 10, one completed week seven and one completed week six.

Of the seven patients treated with BGS-649, five completed all 11 doses, one completed week eight and one completed week six prior to termination of the trial. Its subsequent testosterone levels were recorded and included in efficacy analyses, though one patient missed the end-of-trial blood test as he withdrew consent. Despite the early termination, BGS-649 normalized testosterone levels in all patients treated.

The treated patients received a loading dose of BGS-649 on day one, followed by a lower weekly dose of BGS-649. The testosterone levels of all patients treated with BGS-649 normalized after one dose and remained in the normal range throughout the treatment period, with the exception of one patient on day 21, whose level dropped to 279 ng/dl but recovered to a level of 480 ng/dl on day 27. Testosterone levels in the placebo patients occasionally reached the normal range, but this effect was not consistent or sustained. In the BGS-649 arm, the mean testosterone level increased from 273 ng/dl at baseline to 423 ng/dl at week 12. Both FSH and LH levels also increased in the BGS-649 group.

The following graph illustrates the percentage increase in testosterone level relative to baseline in patients receiving a weekly dose of BGS-649 or placebo. The testosterone increase was statistically significant in the BGS-649 group from day 4 (p=0.012), with a trend towards return to baseline by the end of the trial, with no evidence of increased total testosterone levels beyond the upper limit of the normal range in any patient exposed to BGS-649.

Percentage Change in Testosterone from Baseline over Time

*	Last dose of BGS-649 administered at week 12 (day 78).
**

Due to the early termination of this trial, some of these patients did not receive all doses of BGS-649 or placebo. Instead of the total number of patients who completed the trial in each group, the number of patients that were randomly assigned to each group at the start of the trial, or rn, is provided in this graph.

***	Five patients received BGS-649 through week 12 of the trial, one patient received BGS-649 through week 10, and one patient received BGS-649 through week eight.
****

One patient received placebo through week 12 of the trial, two patients received placebo through week 10, one patient received placebo through week seven and one patient received placebo through week six. Results from three patients randomly assigned to the placebo group who mistakenly received a dose of BGS-649 are excluded from this graph.

In addition, patients receiving a weekly dose of BGS-649 showed a trend towards an increase in LH and FSH levels in the treated group with a return to baseline by end of trial. These results in the treated group, suggest that the negative feedback loop controlling the gonadotropin levels in the HPT axis was not disrupted.

Summary of Safety Results

In the clinical trials conducted by Novartis, BGS-649 was well tolerated in the 131 treated patients, with no treatment related serious adverse events. In the Phase 2 proof-of-concept trial in HH, there were 41 adverse events, 16 in the BGS-649 group and 25 in the placebo group. In the BGS-649 group, six of the adverse events were moderate and 10 were mild.

In Part 1 of the trial there were 59 adverse events, 16 of which were moderate and 43 of which were mild. These adverse events were transient and resolved spontaneously. Four patients reported spontaneous penile erection, three patients reported an episode of a headache and two patients reported abnormal hair growth, which were suspected of being related to BGS-649. Other common adverse events were oropharyngeal pain, nasal congestion, diarrhea, arthralgia, cough, dizziness and frequent bowel movements. There were no drug-related significant adverse events.

In Part 2 of the trial, the most common adverse events were lack of energy, headache, nasal congestion, somnolence, and spontaneous penile erection, which were distributed broadly across the BGS-649 and placebo groups. None of these adverse events occurred in more than three patients. Special safety parameters, including prostate specific antigen, haematocrit, hemoglobin, high-density lipoprotein, and bone turnover markers, showed no significant effect of BGS-649. Mereo is monitoring these parameters in the current trial.

A reproductive toxicology trial was also performed in rats to evaluate the risk of potential transference of BGS-649 in the semen, and no reproductive toxicology risk was identified. The maximum dosage would equate to a maximum of 4,700 times the human exposure, which should provide a significant safety margin.

Phase 2b Clinical Trial in Hypogonadotropic Hypogonadism

In March 2018, Mereo announced top-line data from its Phase 2b clinical trial of BGS-649 for the treatment of HH in obese men. Mereo enrolled 271 patients in the trial in the United States and Europe. The trial was a multi-center, randomized double-blind, dose-ranging, placebo-controlled trial of BGS-649 in obese males with HH with a BMI of over 30. Subjects were divided into four groups, with 71 receiving placebo and 67, 66 and 67, receiving the low, intermediate or high dose, respectively, of BGS-649.

The primary endpoint of the trial was to measure the percentage of patients whose testosterone levels normalized. The trial was designed to detect whether at least 75% of patients had normalized testosterone levels at week 24.

The secondary endpoints were:

•	the ability of BGS-649 to normalize testosterone in at least 90% of patients;

•	the effects of BGS-649 on LH and FSH; and

•	the proportion of subjects that overshoot testosterone levels at 24 weeks.

In addition, the trial was designed:

•

to investigate the benefit on patient-reported outcomes (“PROs”), including the Patient-Reported Outcomes Measurement Information System (“PROMIS”), Brief Fatigue Inventory, PROMIS SexSF and International Index of Erectile Function, which examine the most common complaints HH patients present to a doctor, fatigue and sexual dysfunction;

•	to assess the effects of BGS-649 on semen analysis (sperm count and motility), in a subset of patients; and

•	to evaluate safety and tolerability, which included analysis of lipid profiles, haematocrit bone turnover markers, and bone mineral density measured by DEXA score.

The trial involved a four-week screening phase followed by a 24-week treatment phase and a 12-week follow-up period. All doses of BGS-649 met the primary endpoint, normalizing total testosterone levels in over 75% of subjects after 24 weeks of treatment (p<0.001 versus placebo). Normalization of testosterone was observed at the first measurement following the initial dosing of BGS-649 at day 8 in more than 80% of subjects at all three doses. A dose response was also observed in absolute total testosterone levels and over the dosing period, with mean testosterone reaching 458.0 ng/dl (low dose), 512.5 ng/dl (intermediate dose) and 586.5 ng/dl (high dose). The following graph illustrates the increase in mean total testosterone levels from baseline in patients in each of the three dosing arms of BGS-649 and receiving placebo.

Change from Baseline in Mean Total Testosterone

The two highest doses also met the secondary endpoint of normalizing testosterone in 90% of patients at week 24 with the lowest dose normalizing testosterone in 88% of patients at week 24. All three doses of BGS-649 met the remaining secondary endpoints, including the improvement of LH and FSH levels. A statistically significant increase in LH and FSH at all doses at week 24 (p<0.001 for each dose versus placebo) was observed, with an increase following initial dosing at day 8 and an observed dose response. The following graphs illustrate the increase in total LH and total FSH from baseline in patients in each of the three dosing arms of BGS-649 and receiving placebo.

Change from Baseline in Mean Total Luteinising Hormone

Change from Baseline in Mean Total Follicle Stimulating Hormone

The trial also showed an improvement in total motile sperm count across all three doses versus placebo with mean changes at week 20 of 70 million, 14 million and 58 million for the high, intermediate and low doses of BGS-649, respectively, compared with a decrease of 23 million for placebo. Although the trial was not designed to detect statistical significance for this exploratory endpoint, a statistically significant improvement was shown at the highest dose of BGS-649 (p=0.03). No subjects on BGS-649 had testosterone levels greater than 1500 ng/dl at any time during the study.

In addition, a positive trend of treatment effect was observed at eight to 12 weeks for reduction of fatigue as measured by the PROMIS Brief Fatigue Inventory. The trial was not designed to detect statistical significance for this endpoint.

BGS-649 was observed to be well tolerated during the trial. An increased incidence of elevated haematocrit levels was observed in each of the treatment arms of the trial, which is consistent with increasing testosterone levels.

Safety Extension Study to the Phase 2b Clinical Trial in Hypogonadotropic Hypogonadism

A subset of 143 patients entered into a six-month extension study to the Phase 2b Clinical Trial for BGS-649, to gain long-term data on both efficacy and safety. 88 patients completed the additional six months of treatment.

The safety extension study was designed to examine if BGS-649 resulted in a pre-specified reduction in bone mineral density (BMD) at 48 weeks following the initial 24 weeks treatment. The primary end point of this safety extension study was decrease in bone mineral density. In December 2018, Mereo reported positive results from the safety extension study for BGS-649. The study was successful in demonstrating that none of the doses of BGS-649 met the lower bound (95% confidence interval) of the pre-specified safety criterion of a greater than 3% reduction in lumbar spine bone mineral density after 48 weeks of treatment. Consistent with this finding, none of the doses of BGS-649 met the secondary safety endpoint criterion of a greater than 3% reduction in bone mineral density in the hip (total or femoral neck). In addition, there was no shift into clinical categories of osteopenia or osteoporosis, with no evidence of development of new osteopenia.

Consistent with the top-line data announced by Mereo in March 2018, treatment with BGS-649 resulted in normalization of total testosterone levels in over 75% of subjects at all three doses tested at the end of the six months extension study period (this measure was the primary endpoint in the placebo-controlled portion of the trial). Similarly, normalization of testosterone in at least 90% of patients (a key secondary endpoint of the placebo-controlled portion of the trial) occurred at all three doses (versus at the two highest doses in the initial 6 months). All three doses also continued to meet all other secondary endpoints, including the improvement of testosterone LH and FSH levels. The extension study continued to demonstrate a clear dose-response in both the primary and secondary endpoints. The total motile sperm count was not determined in this extension study and Mereo is continuing to analyze the data from the exploratory PROs to assist in developing Mereo’s clinical strategy for BGS-649. Mereo intends to explore strategic relationships with third parties for the further development and commercialization of BGS-649.

Therapeutic Candidates Acquired in the Merger with OncoMed

OMP-305B83 (navicixizumab) for Treatment of Ovarian Cancer and Taxol

Mereo acquired navicixizumab in the Merger with OncoMed. OncoMed utilized its proprietary bispecific antibody technology to generate a monoclonal antibody, navicixizumab, that targets both DLL4 and VEGF. VEGF is the target for bevacizumab (Avastin®), which is currently approved and used to treat a number of solid tumors including colorectal, NSCLC, breast, renal cell, brain, cervical, and ovarian cancers and had worldwide revenues of $7.4 billion in 2015. DLL4 is a ligand which is responsible in part for tumor growth and angiogenesis. Navicixizumab is designed to inhibit the function of both DLL4 and VEGF and thereby has the potential to induce anti-tumor activity while mitigating certain toxicities. Preclinical data of dual DLL4 and VEGF inhibition in xenograft tumor models have demonstrated superior anti-tumor activity compared to either anti-DLL4 or anti-VEGF alone and anti-tumor activity was observed in multiple tumor types including colon, ovarian, breast and pancreatic. OncoMed also observed that navicixizumab induced a down-regulation of vasculature-related genes and decreased vasculature density. An improved cardiac safety profile was also observed in cynomolgus monkeys compared to anti-DLL4 alone.

In 2018, together with its clinical collaborators, OncoMed published the results of the Phase 1a clinical trial of single-agent navicixizumab (Jimeno, A., Moore, K.N., Gordon, M. et al. Invest New Drugs (2018)). The most commonly enrolled tumor types in the trial were ovarian (12), colorectal (11) and cancers of the breast, pancreas, uterus and endometrium (four patients of each). Four patients (three ovarian cancer patients and one uterine carcinosarcoma patient) had a partial response, and 17 patients had stable disease. There were 19 patients that had a reduction in the size of their target lesions, including seven patients with ovarian cancer. Six of these seven ovarian cancer patients had received prior bevacizumab. Four patients remained on study for >300 days and two of these patients were on study for >500 days. The most common drug related adverse events of any grade were hypertension (58%), headache (29%), fatigue (26%), and pulmonary hypertension (18%). Infusion reactions associated with anti-drug antibodies impacting drug exposure occurred in 11% of patients.

A Phase 1b trial of navcixizumab plus FOLFIRI or FOLFOX in patients with second-line metastatic colorectal cancer has been completed. OncoMed is currently conducting a Phase 1b clinical trial to assess the safety, preliminary efficacy, immunogenicity and pharmacokinetics of navicixizumab in combination with standard-of-care chemotherapy paclitaxel in ovarian cancer. The patients enrolled in the Phase 1b multicenter, open-label, dose-escalation and expansion trial in ovarian cancer are patients with platinum-resistant ovarian cancer (including fallopian tube or primary peritoneal cancers) who have previously received bevacizumab and/or have failed greater than two prior therapies. Enrollment in the Phase 1b clinical trial in ovarian cancer has been completed.

Interim results through August 13, 2018 from the ongoing Phase 1b trial investigating navicixizumab in combination with paclitaxel in patients with platinum-resistant ovarian cancer in October 2018 were presented at the European Society for Medical Oncology meeting (“ESMO 2018”). The patients had received a median of four prior therapies, all of whom had received prior paclitaxel and 69% had received prior bevacizumab. Twenty-two of the 26 patients (85%) treated with the novel regimen experienced clinical benefit. Notably, 11 of the 26 patients (42%) achieved a partial response. The Response Evaluation Criteria in Solid Tumors (“RECIST”) response rate in the bevacizumab naïve and bevacizumab pretreated patients was 57% and 33%, respectively. The overall median progression-free survival was 5.4 months (95% CI: 3.5-8.0 months). The median progression-free survival for the subset of bevacizumab pretreated patients was 3.7 months. Historical response rates for patients with heavily pretreated platinum-resistant ovarian cancer treated with chemotherapy are typically 15% or less.

Interim cancer antigen 125, or CA-125, data from the Phase 1b trial was also presented at ESMO 2018. CA-125 is a widely utilized tumor marker for ovarian cancer that is used along with radiographic assessments to determine the efficacy outcome to treatment. Of the 23 patients evaluable for a Gynecologic Cancer Intergroup (“GCIG”) CA-125 response outcome, 14 (61%) had a response. Specifically, the GCIG CA-125 response rates in the bevacizumab naïve and bevacizumab pretreated patients were 100% and 47%, respectively.

The interim Phase 1b data presented at ESMO 2018 indicated that the most common related adverse events of any grade related to navicixizumab were hypertension (53%), fatigue (32%), diarrhea (24%) and headache (18%). Other related rare adverse events of special interest were one Grade 2 pulmonary hypertension, one Grade 1 related heart failure, one Grade 4 related gastrointestinal perforation and one Grade 4 thrombocytopenia. Three patients (12%) experienced infusion reactions that were associated with anti-drug antibodies which impacted drug exposure.

Navicixizumab was previously a part of the Collaboration Agreement. In September 2018, Celgene informed OncoMed of its decision not to exercise its option to license navicixizumab due to strategic product portfolio considerations. Celgene terminated the Collaboration Agreement with respect to navicixizumab, effective January 23, 2019. As a result, we have worldwide rights to the navicixizumab program. The navicixizumab program is subject to the CVR Agreement which sets forth certain rights and obligations of Mereo with respect to navicixizumab. See “—Material Agreements—CVR Agreement Between Mereo and Computershare—The NAVI Milestones.”

OMP-313M32 (etigilimab) for the Treatment of Solid Tumors and Anti-PD1

Mereo acquired etigilimab in the Merger with OncoMed. TIGIT (T-cell immunoreceptor with Ig and ITIM domains) is an inhibitory receptor and via interactions with its ligands may block T-cells from attacking tumor cells. The anti-TIGIT therapeutic candidate, etigilimab, is intended to activate the immune system, through multiple mechanisms, and enable anti-tumor activity. Etigilimab recently completed the single-agent Phase 1a portion of a Phase 1a/b clinical trial, which enrolled patients with advanced or metastatic solid tumors, and is currently in the Phase 1b portion of the clinical trial, which combines etigilimab with anti-PD1 (nivolumab). Enrollment in the Phase 1a/b clinical trial has been completed.

Interim results through October 3, 2018 from the Phase 1a dose escalation portion of the Phase 1a/b trial of etigilimab in November 2018 were presented at the Society for Immunotherapy of Cancer meeting. The interim results that were presented included data from 18 patients with a variety of late stage metastatic cancers including colorectal, endometrial, pancreatic, among others, who were treated with etigilimab at doses ranging from 0.3 to 20 mg/kg every other week. There were no dose-limiting toxicities through the 20 mg/kg every other week dose. In this “all comers” difficult-to-treat patient population, stable disease was observed in 7 (38.9%) patients with prolonged disease control seen in some patients with the longest durations of stable disease being 205 and 225 days. Of the remaining 11 patients in the study, ten patients had progressive disease, and one patient did not meet criteria to be evaluated for efficacy. The most frequent treatment-related adverse events were rash (27.8%), fatigue (16.7%), nausea (16.7%), pruritus (16.7%), and cough (11.1%). Immune-related adverse events, signaling immune activation included rash (27.8%), pruritus (16.7%), autoimmune hepatitis (5.6%) and stomatitis (5.6%). Grade 3 or higher treatment-related AEs included rash (16.7%), abdominal pain, embolism, hypertension, and pulmonary embolism (11.1% each). A biomarker analysis was also presented at the meeting which demonstrated a significant reduction of peripheral T regulatory cells (Tregs), most significant at doses ≥ 10 mg/kg, and signals of immune activation. These interim results are consistent with preclinical studies with a surrogate anti-TIGIT antibody and suggest select immune cell depletion and activation of T cell signaling in patients treated with the drug.

In preclinical studies with anti-TIGIT antibodies, immune activation and robust anti-tumor activity have been observed - both as a single agent and in combination with other cancer immunotherapeutics including anti-PD1. At the 2017 American Association of Cancer Research (“AACR”) meeting, preclinical data demonstrating the capacity of an anti-TIGIT antibody to induce long-term immune memory and durable anti-tumor response was presented. Also, at the 2018 AACR meeting data that showed that anti-TIGIT treatment reduced the abundance of regulatory T-cells (Tregs) within tumors in animal models, and mechanistic studies demonstrated an important contribution of effector function for anti-tumor efficacy in animal models was presented.

Etigilimab is part of the Collaboration Agreement, and Celgene has an option to obtain an exclusive license to etigilimab. If Celgene exercises its option to obtain a license to etigilimab, Celgene would then lead and fully fund further development and commercialization, and OncoMed would be entitled to receive a $35.0 million opt-in payment, along with potential future milestones and royalties. Additional details related to OncoMed’s collaboration with Celgene are described below under “—Material Agreements—Collaboration Agreement with Celgene.”

The etigilamab program is also subject to each of the CVR Agreement and the OncoMed CVR Agreement, which, among other things, establish the right of the respective holders of contingent value rights to contingent payments in respect of certain milestone or royalty payments relating to etigilamab. See “—Material Agreements—CVR Agreement Between Mereo and Computershare—The TIGIT Milestone” and “—Material Agreements—CVR Agreement Between OncoMed and Computershare.”

Material Agreements

Novartis Agreements

In July 2015, Mereo’s wholly-owned subsidiaries, Mereo BioPharma 3 Limited, Mereo BioPharma 2 Limited, and Mereo BioPharma 1 Limited entered into asset purchase agreements (the “Purchase Agreements”) to acquire from Novartis rights to, respectively, BPS-804, BCT-197, and BGS-649 (the “Compounds”) and certain related assets, which, together with the Compounds, Mereo refers to as the “Novartis Assets.” In connection with the acquisition of the Novartis Assets, Mereo issued 3,849,000 ordinary shares to Novartis pursuant to a subscription agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Subscription Agreement” for more information. In addition, Mereo paid Novartis $1.5 million for a payment made by Novartis to a third party in full satisfaction of all monetary obligations of Novartis to such third party with respect to BCT-197. Under the Purchase Agreements, Mereo has agreed to make tiered royalty payments to Novartis based on annual worldwide net sales of products that include the Compounds (the “Acquired Novartis Products”), at percentages ranging from the high single digits to low double digits. In the event that the parties agree or it is otherwise determined in accordance with the Purchase Agreements that Mereo require third-party intellectual property rights to exploit the Acquired Novartis Products, Mereo is entitled to offset a specified percentage of amounts paid to such third parties in consideration for such intellectual property rights against the royalties due to Novartis. The royalty payments are payable for a period of ten years after the first commercial sale of an Acquired Novartis Product. Mereo further agreed that in the event of a change in control that involves the transfer, license, assignment, or lease of all or substantially all of a subsidiary’s assets, including a Compound and related assets, Mereo will pay Novartis a percentage of the proceeds of such transaction, with the majority of the proceeds being retained by Mereo. No payment, however, is required with respect to any transaction of Mereo involving its equity interests, a merger or consolidation of it, or a sale of any of its assets.

Mereo granted Novartis an irrevocable, transferable, royalty-free, worldwide and non-exclusive license to use know-how included within the Novartis Assets for Novartis’ activities unrelated to any Acquired Novartis Products. Mereo has agreed to use commercially reasonable efforts to develop at least one Acquired Novartis Product. In addition, Novartis agreed to a three-year non-competition restriction in relation to clinical trial activities for the therapeutic treatment of HH in obese men in respect of the BGS-649 Compound and sclerostin in respect of the BGS-804 Compound, subject to exceptions, including where Novartis does not have the ability to control such clinical trial activity and for any of Novartis’ existing contracts or relationships.

Mereo also entered into a sublicense agreement with Novartis (the “Sublicense Agreement”), pursuant to which Novartis granted Mereo an exclusive, worldwide, royalty-bearing sublicense for certain therapeutic antibody products directed against sclerostin (the “Antibody Products”), including BPS-804. Under the Sublicense Agreement, Mereo has agreed to pay Novartis royalties in the low single digits on worldwide net sales of Antibody Products. Royalties will be payable on a country-by-country basis until the later of expiration of the last valid claim of the licensed patents covering the Antibody Products in a country and ten years after the first commercial sale of the Antibody Products in such country, with a maximum royalty term of 12 years after the first commercial sale of the Antibody Products in such country. Mereo has also agreed to pay Novartis up to $3.25 million in development and regulatory milestones, and to use commercially reasonable efforts to develop and commercialize an Antibody Product. The Sublicense Agreement will expire on the earlier of the termination of the agreement under which Novartis is granting Mereo a sublicense (the “Original License Agreement”) and, on a product-by-product and country-by-country basis, the expiration of the royalty term with respect to such Antibody Product in such country. The Original License Agreement has a perpetual term and may be terminated for breach or upon a change in control of the licensing party. Mereo may terminate the Sublicense Agreement upon written notice to Novartis and either party may terminate the Sublicense Agreement for the other party’s uncured material breach or bankruptcy.

AstraZeneca Agreement

In October 2017, Mereo’s wholly-owned subsidiary Mereo BioPharma 4 Limited entered into an exclusive license and option agreement (the “License Agreement”), to obtain from AstraZeneca an exclusive worldwide, sub-licensable license under AstraZeneca’s intellectual property rights relating to certain products containing a NE inhibitor, including products that contain MPH-966, with an option to acquire such intellectual property rights following commencement of a pivotal trial and payment of related milestone payments (the “Option”), together with the acquisition of certain related assets.

Upon entering into the License Agreement, Mereo made a payment of $3.0 million and issued 490,798 ordinary shares to AstraZeneca, for an aggregate upfront payment equal to $5.0 million. In connection with certain development and regulatory milestones, Mereo has agreed to make payments of up to $115.5 million in the aggregate and issue additional ordinary shares to AstraZeneca for licensed products containing MPH-966. In addition, Mereo has agreed to make payments to AstraZeneca based on specified commercial milestones of the product. In the event that Mereo sub-licenses MPH-966, Mereo has also agreed to pay a specified percentage of sublicensing revenue to AstraZeneca. Otherwise, Mereo has agreed to make royalty payments to AstraZeneca equal to ascending specified percentages of tiered annual worldwide net sales by Mereo or its affiliates of licensed products (subject to certain reductions), ranging from the high single digits to low double digits. Royalties will be payable on a licensed product-by-licensed product and country-by-country basis until the later of ten years after the first commercial sale of such licensed product in such country and expiration of the last patent covering such licensed product in such country that would be sufficient to prevent generic entry. Under the License Agreement, Mereo may freely grant sub-licenses to affiliates upon notice to AstraZeneca and Mereo must obtain AstraZeneca’s consent, not be unreasonably withheld, to grant sub-licenses to a third party. Mereo has agreed to use commercially reasonable efforts to develop and commercialize at least one licensed product.

The License Agreement will expire on the expiry of the last-to-expire royalty term with respect to all licensed products. Upon the expiration of the royalty term for a licensed product in a particular country, the licenses to Mereo for such product in such country will become fully-paid and irrevocable. Prior to exercise of the Option, if at all, Mereo may terminate the License Agreement upon prior written notice. Either party may terminate the agreement upon prior written notice for the other party’s material breach that remains uncured for a specified period of time or insolvency. AstraZeneca has agreed to a three-year non-competition restriction in relation to the direct or indirect commercialization or development of NE inhibitors for the treatment of AATD. In addition, AstraZeneca agreed not to assert any AstraZeneca intellectual property rights that were included in the scope of the License Agreement against Mereo.

Collaboration Agreement with Celgene

In December 2013, OncoMed entered into the Collaboration Agreement with Celgene pursuant to which OncoMed and Celgene were to collaborate on research and development programs directed to the discovery and development of novel biologic therapeutics, and, if Celgene exercised its option to do so, the discovery, development and commercialization of novel small molecule therapeutics. We acquired OncoMed in the Merger.

OncoMed’s etigilimab program is the last remaining biologic therapeutic program that is currently active under the Collaboration Agreement. Celgene has an option to obtain an exclusive license to develop further and commercialize biologic therapeutics in the etigilimab program, which may be exercised during time periods specified in the Collaboration Agreement through the earlier of completion of a certain clinical trial or the twelfth anniversary of the date of the Collaboration Agreement. Pursuant to the Collaboration Agreement, OncoMed leads the development of etigilimab prior to Celgene’s exercise of its option for the etigilimab program. OncoMed is responsible for funding all research and development activities for therapeutics in the etigilimab program prior to Celgene’s exercise of the option for the program. Upon option exercise by Celgene, OncoMed will be required to enter into an agreed form of a license agreement with Celgene, pursuant to which Celgene retains all rights to develop further and commercialize biologic therapeutic products in the etigilimab program on a worldwide basis, with certain support for development from OncoMed.

OncoMed is eligible to receive a $35.0 million opt-in payment upon Celgene’s exercise of the option for the etigilimab program. The Collaboration Agreement also includes milestone payments for achievement of specified development, regulatory and commercial milestones, paid on a per-product and per-program basis. The option exercise payments and payments for achievement of development, regulatory and commercial milestones under the Collaboration Agreement may total up to $440.0 million, for products in the etigilimab program, including the $35.0 million opt-in payment. OncoMed previously received a $2.5 million milestone payment for the etigilimab program. Accordingly, the future potential milestone payments for products in the etigilimab program under the collaboration total up to $437.5 million, including the $35.0 million opt-in payment. For the etigilimab program, if the option is exercised and the program is successfully commercialized by Celgene, OncoMed is eligible to receive tiered royalties equal to a percentage of net product sales worldwide in the high-single digits to the mid-teens. OncoMed is not eligible to receive any further research or development milestone payments for etigilimab prior to Celgene’s decision regarding option exercise with respect to etigilimab.

The Collaboration Agreement will terminate upon the expiration of all of Celgene’s payment obligations under the license agreement entered into with respect to the etigilimab program following Celgene’s exercise of an option for such program, or if Celgene’s option on the etigilimab program expires without Celgene exercising its option. The collaboration agreement may be terminated by either party for the insolvency of, or an uncured material breach of the collaboration agreement by, the other party. In addition, Celgene may terminate the Collaboration Agreement in its entirety or with respect to the etigilimab program, for any reason, upon 120 days’ prior written notice to OncoMed and upon 60 days’ prior written notice in the event that Celgene reasonably believes that such termination is necessary in order to comply with any antitrust laws. OncoMed may also terminate the Collaboration Agreement with respect to the etigilimab program in the event that Celgene challenges the licensed patents with respect to such program.

If Celgene does not exercise its option with respect to the etigilimab program before the option for that program expires, we will retain worldwide rights to such program. In addition, under certain termination circumstances, we would also have worldwide rights to the etigilimab program.

The Collaboration Agreement previously included OncoMed’s navicixizumab therapeutic program. Celgene, however, terminated the collaboration agreement with respect to navicixizumab, effective January 23, 2019. As a result of this termination, we now have worldwide rights to this program. Under certain circumstances, OncoMed may owe Celgene single-digit percentage royalties on therapeutic products in the navicixizumab program if OncoMed elects to continue to commercialize it and it is successfully commercialized, subject to a cap.

CVR Agreement Between Mereo and Computershare

Following the completion of the Merger, OncoMed’s stockholders received, in exchange for each outstanding share of OncoMed common stock owned immediately prior to completion of the Merger (except for any dissenting shares): (1) a number of our ADSs determined by reference to an exchange ratio, and (2) one contingent value right (a “CVR”), representing the right to receive contingent payments if specified milestones are achieved within agreed time periods, subject to and in accordance with the terms and conditions of the Contingent Value Rights Agreement (the “CVR Agreement”), dated April 23, 2019 by and among Computershare, as rights agent, and Mereo.

Except in limited circumstances, the CVRs may not be transferred, pledged, hypothecated, encumbered, assigned or otherwise disposed of.

Milestone Events and Payments

The CVR milestones relate to OncoMed’s OMP-313M32 (etigilimab) and OMP-305B83 (navicixizumab) therapeutic candidates. The contingent payments become payable to the rights agent, for subsequent distribution to the holders of the CVRs, upon the achievement of the milestones as follows:

The TIGIT Milestone

A payment, in the form of our ADSs, will be made to CVR holders if, following April 23, 2019 but prior to December 31, 2019, the following milestone is achieved:

•	Celgene exercises the exclusive option granted by OncoMed to Celgene in relation to OncoMed’s etigilimab product pursuant to the Collaboration Agreement; and

•	OncoMed actually receives the cash payment payable by Celgene pursuant to such Celgene Option Exercise.

If the TIGIT Milestone is achieved, holders of CVRs would be entitled to receive a number of our ADSs equal to (x) the amount of the cash payment actually received by OncoMed upon the Celgene Option Exercise, net of any tax and other reasonable expenses, divided by (y) the volume-weighted average price per ADS for the ten trading day period immediately following the date of the announcement by Mereo of the receipt of such cash payment. The TIGIT Milestone payment is subject to the Share Consideration Cap, such that the number of our ordinary shares underlying the ADSs to be issued pursuant to the CVR Agreement, when aggregated with the number of our ordinary shares underlying the ADSs issued as Share Consideration pursuant to the Merger Agreement, cannot exceed the Share Consideration Cap. No fractional ordinary shares or ADSs shall be issued in connection with the TIGIT Milestone payment, and no certificates or scrip for any such fractional shares shall be issued. Any fractional share resulting from the application of the ratio described in this paragraph shall be rounded down to the nearest whole share, with no cash being paid for any fractional share eliminated by such rounding.

If the TIGIT Milestone occurs at any time following April 23, 2019 but prior to December 31, 2019, then, thirty days following the achievement thereof, (i) Mereo, or a person nominated by Mereo (with written notice thereof from Mereo to the rights agent), as the case may be, will (A) deliver to the rights agent, a certificate certifying the date of satisfaction of the TIGIT Milestone and that the holders of CVRs are entitled to receive the TIGIT Milestone payment, (B) allot and issue to the depositary, or as the depositary directs, the ordinary shares underlying the ADSs comprising the TIGIT Milestone payment, (C) deliver to the depositary, for the benefit of the holders of CVRs, evidence of book-entry shares representing our ordinary shares underlying our ADSs comprising the TIGIT Milestone payment and (D) take all steps necessary to ensure that the ordinary shares underlying our ADSs comprising the TIGIT Milestone payment are admitted to trading on AIM and (ii) Mereo shall procure that the depositary shall promptly (and in any event, within 10 business days) issue and deliver to the holders of CVRs, by first-class postage prepaid mail, to the address of each holder set forth in the up-to-date CVR register (“CVR Register”) maintained by the rights agent at such time or by other method of delivery as specified by the applicable holder in writing to the rights agent, the number of whole ADSs equal to the product determined by multiplying (A) the quotient determined by dividing (x) the TIGIT Milestone payment by (y) the total number of CVRs registered in the CVR Register at such time, by (B) the number of CVRs registered to such holder in the CVR Register at such time.

The NAVI Milestones

A cash payment will be made to CVR holders if, (1) within eighteen months following the closing of the Merger, Mereo or any of its subsidiaries enters into a definitive partnership agreement, collaboration agreement, joint venture agreement, profit sharing agreement, license or sublicense agreement, asset sale agreement, stock sale agreement, investment agreement or similar agreement duly approved by the Mereo Board with one or more third parties regarding the navicixizumab products and (2) within five years of the closing of the Merger, Mereo or any of its subsidiaries actually receives certain eligible cash milestone payments.

NAVI Subsidiary, Inc. (“NAVI Sub”), a wholly-owned subsidiary of OncoMed and an indirect wholly-owned subsidiary of Mereo, has been established to hold all of Mereo’s right, title and interest in and to the navicixizumab products. For a period of 18 months following the closing of the Merger, Mereo will permit certain individuals associated with NAVI Sub and identified on a confidential schedule to the CVR Agreement (the “NAVI Team”) to (i) solicit third party interest with respect to a NAVI Agreement (as defined in the CVR Agreement), such that the NAVI Sub or a third party, as applicable, will advance the navicixizumab products, and (ii) recommend, by written notice to the chief executive officer of Mereo, that Mereo enter into discussions with one or more such third parties that have expressed interest with respect to a NAVI Agreement; provided that, notwithstanding anything to the contrary in the CVR Agreement, Mereo will have no obligation or liability to fund or otherwise support or incur any cost or expense relating to NAVI Sub or the navicixizumab products in excess of the commitments provided for on a confidential schedule to the CVR Agreement (except in respect of clinical trials commenced prior to the date hereof).

The entry into a NAVI Agreement by Mereo or any of its subsidiaries (including NAVI Sub) shall be subject to, and contingent upon, a determination by the Mereo Board, having consulted with outside counsel, that the NAVI Agreement is fair to, advisable and in the best interests of Mereo and its shareholders. Without limiting the foregoing, neither Mereo nor any of its subsidiaries (including NAVI Sub) shall be compelled to enter into any investment agreement, stock sale agreement, or similar agreement with respect to NAVI Sub or the navicixizumab products if, immediately following the execution of such agreement, Mereo or one or more of its subsidiaries (other than NAVI Sub) would hold less than 19.5% of the issued and outstanding equity interests of NAVI Sub on a fully-diluted basis.

Eligible cash milestone payments will include each cash milestone payment payable to Mereo or one or more of its subsidiaries pursuant to a NAVI Agreement (or any agreement contemplated by such NAVI Agreement), except for any (i) royalty or similar sales-based payment that is measured, in whole or in part, by reference to the quantity of navicixizumab product that is produced or sold or the revenues (or a formula that makes reference to such revenues) derived therefrom and (ii) for the avoidance of doubt only, any fees for service, research and development funding, reimbursement of intellectual property filing, prosecution, litigation and maintenance-related expenses or reimbursement of manufacturing expenses received from a counterparty pursuant to a NAVI Agreement.

If a NAVI Milestone is achieved, holders of CVRs would be entitled to receive an amount in cash equal to 70% of the aggregate principal amount actually received by Mereo or one or more of its subsidiaries (other than NAVI Sub), net of (A) any tax (including any applicable value added or sales taxes and including any tax which would be payable but for the utilization of a relief), (B) 50% of any expenditure by Mereo or its subsidiaries pursuant to the budget set forth on a confidential schedule to the CVR Agreement, and (C) any other reasonable cost or expense attributable to the receipt of such payment (which, for the avoidance of doubt, shall include (x) any costs, reasonable out-of-pocket fees, expenses or charges incurred by Mereo or its subsidiaries in excess of the commitments provided for in the budget set forth on a confidential schedule to the CVR Agreement, (y) any costs, reasonable out-of-pocket fees, expenses or charges incurred by Mereo or its subsidiaries under the NAVI Agreement, and (z) any costs, reasonable out-of-pocket fees, expenses or charges incurred by Mereo or its subsidiaries, or for which Mereo or one or more of its subsidiaries is responsible, in connection with the preparation, negotiation and execution of the relevant NAVI Agreement, in each case to the extent such costs, out-of-pocket fees, expenses or charges have not been previously accounted for in the calculation of a prior NAVI Milestone payment).

The NAVI milestone payments are subject to a cash consideration cap, pursuant to which the aggregate principal amount of all cash payments made to holders of CVRs by Mereo shall in no case exceed $79.7 million. If the aggregate principal amount to be paid to holders of CVRs by Mereo pursuant to the CVR Agreement would, together with the aggregate principal amount of any prior such cash payments, otherwise exceed $79.7 million, then the applicable NAVI Milestone payment will be appropriately reduced.

If a NAVI Milestone occurs at any time prior to the fifth anniversary of the closing of the Merger, and on each such occurrence, then, thirty days following the achievement thereof, Mereo, or a person nominated by Mereo (with written notice thereof from Mereo to the rights agent), as the case may be, will deliver to the rights agent (i) a certificate certifying the date of satisfaction of the applicable NAVI Milestone and that the holders of CVRs are entitled to receive a NAVI Milestone payment, and (ii) the applicable NAVI Milestone payment, by wire transfer of immediately available funds to an account designated by the rights agent. Upon receipt of the wire transfer referred to in the foregoing sentence, the rights agent will promptly (and in any event, within 10 business days) pay, by check mailed, first-class postage prepaid, to the address of each holder set forth in the CVR Register at such time or by other method of delivery as specified by the applicable holder in writing to the rights agent, an amount in cash equal to the product determined by multiplying (A) the quotient determined by dividing (x) the applicable NAVI Milestone payment by (y) the total number of CVRs registered in the CVR Register at such time, by (B) the number of CVRs registered to such holder in the CVR Register at such time

CVR Agreement Between OncoMed and Computershare

On March 14, 2019, OncoMed entered into a Contingent Value Rights Agreement, by and between OncoMed and Computershare (the “OncoMed CVR Agreement”). As a result of the Merger, OncoMed became a wholly-owned indirect subsidiary of Mereo.

Pursuant to the OncoMed CVR Agreement, each holder of OncoMed common stock as of the close of business on April 5, 2019, received one contingent value right (each, an “OncoMed CVR”) for each share of OncoMed common stock held by such stockholder as of such date. The OncoMed CVRs represent the non-transferable contractual right to receive cash payments from OncoMed upon the actual receipt by OncoMed or its affiliates of certain contingent cash payments from Celgene in respect of the achievement of specified approval and sales milestones or the payment of royalties pursuant to the Collaboration Agreement. The specified milestone and royalty payment obligations under the OncoMed CVR Agreement relate to OncoMed’s OMP-313M32 (etigilimab) therapeutic candidate. If a specified OncoMed CVR milestone is achieved or if royalties are paid by Celgene to OncoMed or its affiliates in respect of the etigilimab candidate, holders of OncoMed CVRs will be entitled to receive an amount in cash equal to the relevant cash payment actually received by OncoMed from Celgene, net of any tax and reasonable costs and expenses. The contingent payments under the OncoMed CVR Agreement, if they become payable, will become payable to Computershare as rights agent, for subsequent distribution to the holders of the OncoMed CVRs.

The OncoMed CVRs may not be sold, assigned, transferred, pledged or disposed of in any other manner, in whole or in part, other than in the limited circumstances specified in the OncoMed CVR Agreement. In addition, the OncoMed CVRs (i) will not be evidenced by a certificate or other instrument, (ii) will not have any voting or dividend rights and (iii) will not represent any equity or ownership interest in Mereo or any of its affiliates. No interest will accrue on any amounts payable in respect of the OncoMed CVRs.

Manufacturing

Mereo does not own or operate manufacturing facilities for the production of its product candidates, nor does it have plans to develop its own manufacturing operations in the foreseeable future. Mereo has entered into manufacturing agreements with a number of drug substance, drug product, and other manufacturers and suppliers for

BPS-804, BCT-197, BGS-649, OMP-313M32 and OMP-305B83 and Mereo intends to enter into additional manufacturing agreements as necessary. Following Mereo’s license of MPH-966, Mereo acquired certain clinical trial materials and plans to outsource production of further clinical supplies to its own manufacturing suppliers. Mereo also intends to outsource certain product formulation trials. Mereo expects that drug product pre-validation and validation batches will be manufactured to satisfy regulatory requirements where it progresses products to late stage trials.

Mereo does not yet have any contractual relationships for the manufacture of commercial supplies of BPS-804, MPH-966, BCT-197, BGS-649, OMP-313M32 or OMP-305B83 and Mereo intends to enter into contractual relationships for commercial supplies prior to commercialization of any product candidates. Any batches of product candidates for commercialization will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA, the EMA, and the regulatory agencies of other jurisdictions in which Mereo is seeking approval. Mereo employs internal resources to manage its manufacturing contractors and ensure they are compliant with current good manufacturing practices.

Commercialization, Sales and Marketing

Mereo does not have its own marketing, sales, or distribution capabilities. In order to commercialize Mereo’s product candidates, if approved for commercial sale, Mereo must either develop a sales and marketing infrastructure or collaborate with third parties that have sales and marketing experience. For BPS-804 and MPH-966, if approved, and for any future product candidates for rare diseases, Mereo intends either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize these product candidates in major markets or potentially to outsource aspects of these functions to third parties. Mereo intends to seek to enter into one or more strategic relationships with third parties for BCT-197, OMP-313M32 and OMP-305B83 to undertake the next phase of clinical development and, if approved, for commercialization, and to seek to enter into strategic relationships with third parties for further clinical development and/or commercialization of BGS-649.

Competition

Mereo competes directly with other biopharmaceutical and pharmaceutical companies that focus on the treatment of OI, AATD, AECOPD or HH, as well as those that address solid tumor cancers and hematologic cancers. Mereo may also face competition from academic research institutions, governmental agencies and other various public and private research institutions. Mereo expects to face increasingly intense competition as new technologies become available. Any product candidates, including BPS-804, MPH-966, BCT-197, BGS-649, OMP-313M32 and OMP-305B83 that Mereo successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future.

Mereo considers BPS-804’s current closest potential competitors in development for the treatment of OI to be Amgen’s denosumab (Prolia) an anti-resorptive agent, and Amgen and UCB’s anti-sclerostin antibody, romosozumab, which was approved in Japan in January 2019. Blosozumab, an anti-sclerostin antibody, was in Phase 1 development for osteoporosis by Eli Lilly; however, Mereo is not aware of any ongoing clinical trials for this product candidate and does not believe this product candidate remains under active development. Additionally, Bone Therapeutics is developing osteoblastic cell therapy products. Baylor College of Medicine is also conducting a Phase 1 open label trial of fresolimumab, a TGF-B inhibitor, in adult OI patients.

Mereo considers MPH-966’s current closest potential competitors for the treatment of severe AATD to be alpha1-proteinase inhibitors that are administered intravenously in AAT augmentation therapy.

Currently, there are four inhibitors on the market in the United States: Grifols’ Prolastin-C, Shire’s Aralast, CSL’s Zemaira and Kamada’s Glassia. Kamada is also investigating an inhaled version of augmentation therapy, Apic Bio is in the early stages of developing gene-therapy approaches for AATD and Vertex has an early-stage small molecule corrector program for AATD. Santhera has inlicensed an inhaled neutrophil elastase inhibitor and is planning a multiple ascending dose study, with the initial indication targeted being cystic fibrosis.

The current standard of care for AECOPD involves steroids, antibiotics and bronchodilators; however, Mereo is not aware of any drugs specifically approved for the treatment of AECOPD. There are a number of products currently in development, with Verona Pharma, GlaxoSmithKline, and AstraZeneca each conducting Phase 2 clinical trials of drugs for the treatment of COPD. Mereo considers BCT-197’s current closest potential competitor in development for the treatment of AECOPD to be Verona Pharma’s RPL554, a PDE3 / PDE4 dual inhibitor that is currently being developed as a bronchodilator and anti-inflammatory agent for COPD and asthma patients. GlaxoSmithKline is developing nemiralisib, a PI3Kd inhibitor, for the treatment of acute and long term use in COPD and asthma, which Mereo believes to be an anti-inflammatory. Nemiralisib is currently being studied in a Phase 2 clinical trial.

Mereo considers BGS-649’s current closest potential competitors for the treatment of HH to be TRT. These include Androgel from Abbvie, and Eli Lilly’s Axiron, both administered transdermally by applying a gel formulation, which are approved in the United States and Europe, Andriol from Merck, an oral testosterone therapy, which is approved in Europe but not in the United States and JATENZO from Clarus approved in the United States in March 2019. There are also other approved TRT products that are administered via injection and other oral TRTs that are still in the development or registration stages, such as TLANDO from Lipocine. The FDA held advisory committee meetings in January 2018 for TLANDO. On May 9, 2018, Lipocine announced that it had received a complete response letter from the FDA and is in the process of addressing the issues identified in the letter.

Mereo considers OMP-305B83’s competitors in ovarian cancer to be existing cancer treatments such as chemotherapeutic agents, Avastin®, the PARP inhibitors (Rubraca, Zejula and Lynparza) and potentially other drug candidates that are in clinical development such as anti-PD1 and antibody drug conjugates. In addition, there are two other anti-DLL4/VEGF dual variable domain immunoglobulins (Abbvie’s ABT-165 and ABL Bio’s ABL001) in clinical development. Finally, there are established pharmaceutical and biotechnology companies that are known to be involved in oncology research.

Mereo considers OMP-313M32’s competitors to be existing cancer treatments such as the commercially available immuno-oncology agents (e.g., Yervoy™, Keytruda®, and Opdivo®, etc.), chemotherapeutic agents, and antibody based therapeutics such as Avastin and Erbitux. In addition, other potential competitors include several other anti-TIGIT agents (e.g., those currently being developed by Genentech (Roche), Merck, Bristol-Myers Squibb or BMS, and Arcus Biosciences) and investigational immuno-oncologic, agents against other targets, there are established pharmaceutical and biotechnology companies that are known to be involved in oncology research.

Mereo may face increasing competition for additional new product acquisitions from pharmaceutical companies as new companies emerge with a similar business model and other more established companies focus on acquiring products to develop their pipelines. Many of Mereo’s competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources than Mereo does. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of Mereo’s competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with Mereo in recruiting and retaining top qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials.

The key competitive factors affecting the success of BPS-804, MPH-966, BCT-197, BGS-649, OMP-313M32 and OMP-305B83, if approved, are likely to be their efficacy, safety, dosing convenience, price, the effectiveness of companion diagnostics in guiding the use of related therapeutics, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Mereo’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, less expensive, more convenient or easier to administer, or have fewer or less severe effects than any products that Mereo may develop. Mereo’s competitors may also obtain FDA, EMA or other regulatory approval for their products more rapidly than Mereo may obtain approval for its own product candidates, which could result in Mereo’s competitors establishing a strong market position before Mereo is able to enter the market. Even if BPS-804, MPH-966, BCT-197, BGS-649, OMP-313M32 or OMP-305B83 achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then.

Intellectual Property

Mereo has acquired or exclusively licensed a comprehensive intellectual property portfolio from Novartis and AstraZeneca, respectively. Mereo strives to protect and enhance the proprietary technologies, inventions and improvements that it believes are important to its business, including seeking, maintaining and defending patent rights, whether developed internally or acquired or licensed from third parties. Mereo’s policy is to seek to protect its proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to Mereo’s proprietary technology, inventions, improvements, platforms and its product candidates that are important to the development and implementation of its business.

Mereo’s intellectual property is held by Mereo BioPharma 1 Limited, Mereo BioPharma 2 Limited, Mereo BioPharma 3 Limited, Mereo BioPharma 4 Limited and OncoMed, each of which is a wholly-owned subsidiary of Mereo and holds the intellectual property for Mereo’s product candidates BCT-197, BGS-649, BPS-804, MPH-966 and OMP-305B83 and OMP-313M32 respectively. As of April 23, 2019 and following the Merger, Mereo’s patent portfolio comprises approximately 855 issued patents and approximately 222 pending patent applications on a global basis.

BPS-804 (setrusumab)

As of January 24, 2019, Mereo’s patent portfolio relating to its product candidate BPS-804 consisted of three issued U.S. patents, one pending U.S. patent application, 86 issued foreign patents, four pending foreign patent applications and two pending international patent applications filed under the Patent Cooperation Treaty (“PCT”). These patents and patent applications include claims directed to the BPS-804 antibody as well as nucleic acids encoding the antibody and the antibody’s use as a medicament; the use of anti-sclerostin antibodies in the treatment of OI; the use of the BPS-804 antibody in the treatment of OI with a specific dosing regimen; the use of a specific anti-sclerostin antibody in the treatment of OI; and use of a sclerostin antagonist in the treatment of a myopathy with expected expiry dates not earlier than between 2028 and 2039.

The patent portfolio relating to Mereo’s product candidate BPS-804 includes three patent families:

•

The first of these patent families relates to the BPS-804 antibody as well as nucleic acids encoding the antibody and the antibody’s use as a medicament. As of January 24, 2019, this patent family included granted patents in Algeria, Argentina, Australia, Canada, China, Colombia, Europe (Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Monaco, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey and United Kingdom), Gulf Cooperation Council countries, Hong Kong, Indonesia, Israel, Japan, Macau, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea and the United States. Mereo expects patents in this family to expire in 2028.

•

The second of these patent families relates to the use of anti-sclerostin antibodies in the treatment of OI and the use of the BPS-804 antibody in the treatment of OI at a specific dosing regimen. As of January 24, 2019, this patent family included one U.S. non-provisional application and two pending international patent applications filed under the PCT. Mereo expects patents emanating from this family to expire in 2036/2037.

•

The third of these patent families relates to the use of an anti-sclerostin antagonist in the treatment of a myopathy. As of January 24, 2019, this patent family included one U.K. patent application. Mereo expects patents emanating from this family to expire in 2039.

MPH-966 (alvelestat)

As of January 24, 2019, Mereo’s patent portfolio relating to its product candidate MPH-966 consisted of three issued U.S. patents, no pending U.S. patent applications, 34 issued foreign patents and six pending foreign patent applications. These patents have all been licensed under Mereo’s agreement with AstraZeneca. See “Item 4. Information On the Company—B. Business Overview—Material Agreements—AstraZeneca Agreement.” These patents and patent applications include claims directed to 2-pyridone derivatives as NE inhibitors and their uses as well as claims to polymorphs of the tosylate salt of a 5-pyrazolyl-2-pyridone derivative, with expected expiry dates not earlier than between 2024 and 2030. Mereo’s patent portfolio also consists of two pending foreign applications which have been filed subsequent to the license agreement with AstraZeneca. These patent applications include claims directed to dosage regimens of MPH-966 with expected expiry dates not earlier than 2039.

The patent portfolio relating to Mereo’s product candidate MPH-966 includes three patent families:

•

The first of these patent families relates to 2-pyridone derivatives as NE inhibitors and their use. As of January 24, 2019, this patent family included granted patents in Australia, Canada, China, Europe (France, Germany, Italy, Netherlands, Spain, Sweden, Switzerland, Turkey and United Kingdom), Hong Kong, India, Japan, Mexico, Russia, South Korea and the United States. Mereo expects patents in this family to expire in 2024.

•

The second of these patent families relates to polymorphs of the tosylate salt of a 5-pyrazolyl-2-pyridone derivative. As of January 24, 2019, this patent family included granted patents in Australia, Canada, China, Europe (France, Germany, Italy, Netherlands, Spain, Sweden, Switzerland, Turkey and United Kingdom), Hong Kong, Japan, Mexico, Russia and the United States. Mereo expects patents in this family to expire in 2030.

•

The third of these patent families relates to dosage regiments of MPH-966. As of January 242, 2019, this patent family includes two pending U.K. patent applications. Mereo expects patents emanating from this family to expire in 2039.

BCT-197 (acumapimod)

As of January 24, 2019, Mereo’s patent portfolio relating to its product candidate BCT-197 consisted of five issued U.S. patents, four pending U.S. patent applications, 130 issued foreign patents, 56 pending foreign applications, and two pending international patent applications filed under the PCT. These patents and patent applications include claims directed to 5-membered heterocycle-based p38 kinase inhibitors, the use of a pyrazole derivative in the treatment of AECOPD, dosage regimens of BCT-197, the use of BCT-197 in the treatment of specific patient subpopulations, methods of producing specific polymorphs of BCT-197 and synthetic methods of production of BCT-197 with expected expiry dates not earlier than between 2024 and 2038.

The patent portfolio relating to Mereo’s product candidate BCT-197 includes six patent families:

•

The first of these patent families relates to the key composition per se and other 5-membered heterocycle-based p38 kinase inhibitors. As of January 24, 2019, this patent family included granted patents in Algeria, Australia, Brazil, Canada, China, Colombia, Europe (Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Monaco, Netherlands, Poland, Portugal, Romania, Slovenia, Slovakia, Spain, Sweden, Switzerland, Turkey and United Kingdom), Hong Kong, India, Indonesia, Israel, Japan, Malaysia, Mexico, New Zealand, Norway, Russia, Singapore, South Africa, South Korea and the United States. Mereo expects patents in this family to expire in 2024.

•

The second of these patent families relates to the use of pyrazole derivatives in the treatment of AECOPD. As of January 24, 2019, this patent family included granted patents in Algeria, Australia, Canada, China, Europe (Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Germany, Finland, France, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Monaco, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, Norway and United Kingdom,), Hong Kong, Israel, Japan, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea, Taiwan and the United States. Mereo expects patents in this family to expire in 2033.

•

The third of these patent families relates to dosage regimens of BCT-197. As of January 24, 2019, this patent family included two pending U.S. patent applications and seventeen pending foreign patent applications. Mereo expects patents emanating from this family to expire in 2036.

•

The fourth of these patent families relates to specific polymorphs of BCT-197. As of January 24, 2019, this patent family included two pending U.S. patent applications and twenty-eight pending foreign patent applications. Mereo expects patents emanating from this family to expire in 2037.

•

The fifth of these patent families relates to novel regimes for the prevention of AECOPD and the use of BCT-197 in a specific patient subpopulation. As of January 24, 2019, this patent family included two PCT patent applications. Mereo expects patents emanating from this family to expire in 2038.

•

The sixth of these patent families relates to synthetic methods for the production of BCT-197. As of January 24, 2019, this patent family included three U.K. national patent applications. Mereo expects patents emanating from this family to expire in 2039.

BGS-649 (leflutrozole)

As of January 24, 2019, Mereo’s patent portfolio relating to its product candidate BGS-649 consisted of four issued U.S. patents, 88 issued foreign patents, 11 pending foreign patent applications, and one pending international patent application filed under the PCT. These patents and patent applications include claims directed to BGS-649 formulations the use of BGS-649 in treating hypogonadism according to a specific dosing regimen and combination drug regimens of BGS-649, with expected expiry dates not earlier than between 2032 and 2039. The pending PCT application includes claims directed to the use of BGS-649 in treating endometriosis according to a specific dosing regimen, with an expected expiry date not earlier than 2037.

The patent portfolio relating to Mereo’s product candidate BGS-649 includes three patent families:

•

The first of these patent families relates to BGS-649 formulations and to the use of BGS-649 in treating hypogonadism according to a specific dosing regimen. As of January 24, 2019, this patent family included granted patents in Algeria, Australia, Canada, China, Europe (Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Monaco, Norway, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, and United Kingdom), GCC, Hong Kong, Indonesia, Israel, Japan, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea and the United States. Mereo expects patents in this family to expire in 2032.

•

The second of these patent families relates to the use of BGS-649 in treating endometriosis according to a specific dosing regimen. As of January 24, 2019, this patent family included a single PCT patent application. Mereo expects patents emanating from this family to expire in 2037.

•

The third of these patent families relates to combination drug regimens of BGS-649. As of January 24, 2019 this patent family included two U.K. national patent applications. Mereo expects patents emanating from this family to expire in 2039.

OMP-305B83 (navicixizumab)

As of April 24, 2019, following the Merger, Mereo’s patent portfolio relating to its therapeutic candidate OMP-305B83 consists of 18 issued U.S. patents and eight pending U.S. patent applications, as well as corresponding patents or patent applications in major foreign jurisdictions.

The patent portfolio relating to Mereo’s therapeutic candidate OMP-305B83 contains two core patent families, both of which cover the product per se as well as medical uses thereof. Patents that have issued or will issue in these core families are generally expected to expire in 2030-2032.

The portfolio also includes several other patent families including issued U.S. and foreign patents and pending applications that relate to specific methods of treatment using OMP-305B83 which are set to expire between 2030-2039.

OMP-313M32 (etigilimab)

As of April 24, 2019, following the Merger, Mereo’s patent portfolio relating to its therapeutic candidate OMP-313M32 consists of two pending U.S. patent applications, as well as corresponding patent applications in major foreign jurisdictions.

The patent portfolio relating to Mereo’s therapeutic candidate OMP-313M32 contains one core patent family that covers the product per se as well as medical uses thereof. Patents that issue from this core family are generally expected to expire in 2036.

The portfolio also includes a second patent family that relates to specific methods of treatment using OMP-313M32. This patent family currently consists of a pending PCT application, and any patents that issue from this family are generally expected to expire in 2037.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are granted a term of 20 years from the earliest effective non-provisional filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the USPTO delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically the duration of foreign issued patents is also 20 years from the earliest effective filing date. However, the actual protection afforded by a given patent varies on a product-by-product basis and from country to country, dependent on many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

In addition to patent protection, Mereo also relies upon trademarks, trade secrets and know-how, and continuing technological innovation, to develop and maintain its competitive position. Mereo seeks to protect its proprietary information, in part, using confidentiality agreements with its collaborators, employees and consultants and invention assignment agreements with its employees. Mereo also has confidentiality agreements or invention assignment agreements with its collaborators and selected consultants. These agreements are designed to protect Mereo’s proprietary information and, in the case of the invention assignment agreements, to grant Mereo ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and Mereo may not have adequate remedies for any breach. In addition, Mereo’s trade secrets may otherwise become known or be independently discovered by competitors. To the extent that Mereo’s collaborators, employees and consultants use intellectual property owned by others in their work for Mereo, disputes may arise as to the rights in related or resulting know-how and inventions.

Mereo’s commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require Mereo to alter its development or commercial strategies, or Mereo product candidates or processes, obtain licenses or cease certain activities. Mereo’s breach of any license agreements or failure to obtain a license to proprietary rights that Mereo may require to develop or commercialize its product candidates may have an adverse impact on Mereo. If third parties have prepared and filed patent applications prior to March 16, 2013 in the United States that also claim technology to which Mereo has rights, Mereo may have to participate in interference proceedings in the USPTO, to determine priority of invention. For more information, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Intellectual Property and Data Protection.”

Government Regulation

Among others, the FDA, the EMA, U.S. Department of Health and Human Services Office of Inspector General, CMS and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs such as those Mereo is developing. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of Mereo’s product candidates.

U.S. Government Regulation

In the United States, the FDA regulates drugs under the FDCA and its implementing regulations, and biological products, or biologics, under both the FDCA and the PHSA and its implementing regulations.

The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug or biologic may be marketed in the United States generally involves the following:

•	completion of pre-clinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s GLP regulations;

•	submission to the FDA of an investigational new drug application (an “IND”), which must become effective before human clinical trials may begin;

•	approval by an IRB at each clinical site before each trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with GCP requirements to establish the safety and efficacy of the proposed drug product for each indication;

•	submission to the FDA of an NDA or BLA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of potential FDA audits of clinical trials sites and the sponsor’s clinical trial records to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees and FDA review and approval of the NDA or BLA; and

•	compliance with any post-approval requirements, including the potential requirement to implement a REMS and the potential requirement to conduct post-approval studies.

Pre-clinical Studies

Pre-clinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. The conduct of the pre-clinical tests must comply with federal regulations and requirements, including GLPs. An IND sponsor must submit the results of the pre-clinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some pre-clinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug or biologic to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives or endpoints of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB must review and approve the plan for a clinical trial. This can be a central or local IRB. In the case of a central IRB a single IRB will be the source of record for all sites in a trial; otherwise, a local IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their website, www.clinicaltrials.gov.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•

Phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

•

Phase 2: The product candidate is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•

Phase 3: The product candidate is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Special FDA Expedited Review and Approval

The FDA has various programs, including fast track designation, breakthrough therapy designation, accelerated approval, and priority review, which are intended to expedite or simplify the process for the development and FDA review of drugs and biologics that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs and biologics to patients earlier than under standard FDA review procedures.

To be eligible for a fast-track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need by providing a therapy where none exists or a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast-track designation provides opportunities for frequent interactions with the FDA review team to expedite development and review of the product. The FDA may also review sections of the NDA or BLA for a fast-track product on a rolling basis before the complete application is submitted, if the sponsor and FDA agree on a schedule for the submission of the application sections, and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA.

In addition, under the provisions of the Food and Drug Administration Safety and Innovation Act passed in July 2012, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs or biologics designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”) that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a product receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on IMM or other clinical endpoint, and the product may be subject to accelerated withdrawal procedures.

Once an NDA or BLA is submitted for a product intended to treat a serious condition, the FDA may assign a priority review designation if the FDA determines that the product, if approved, would provide a significant improvement in safety or effectiveness. Under priority review, the FDA must review an application in six months, compared to 10 months for a standard review. Most products that are eligible for fast-track or breakthrough therapy designation are also likely to be considered appropriate to receive a priority review.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, fast-track designation, breakthrough-therapy designation, accelerated approval and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.

Orphan Product Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic product candidate if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA or BLA. If the request is granted, the FDA will publicly disclose the identity of the therapeutic agent and its potential use. Mereo has been granted orphan product designation by the FDA for Mereo’s product candidate BPS-804 for the treatment of OI. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product is entitled to orphan-product exclusivity. Orphan-product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. If a product candidate designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan-product application, it may not be entitled to exclusivity. Orphan exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same active ingredient for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. Further, the FDA may approve more than one product for the same orphan indication or disease as long as the products contain different active ingredients. Moreover, competitors may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the pre-clinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA or BLA is subject to a substantial application user fee. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act (“PDUFA”) for new molecular entity NDAs and original BLAs, the FDA has 10 months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. The FDA does not always meet its PDUFA goal dates, and the review process is often significantly extended by FDA requests for additional information or clarification. This review typically takes 12 months from the date the NDA or BLA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision.

In addition, under the Pediatric Research Equity Act of 2003, as amended and reauthorized, certain NDAs, BLAs or supplements to an NDA or BLA must contain data that are adequate to assess the safety and effectiveness of the product candidate for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

The FDA may also require submission of a REMS plan if it determines that a REMS is necessary to ensure that the benefits of the product outweigh its risks. Depending on the specific serious risk(s) to be addressed, the FDA may require that the REMS include a medication guide or patient package insert, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs and BLAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an application to determine, among other things, whether the drug is safe and effective (for biologics, the standard is referred to as safe, pure and potent) and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

The FDA may refer an application for a novel drug or biologic candidate to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an application, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an application, the FDA may inspect the sponsor and one or more clinical trial sites to assure compliance with GCP requirements and the integrity of the clinical data submitted in an NDA.

After evaluating the application and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally details specific conditions that must be met in order to secure final approval of the application and may require additional clinical or pre-clinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require additional contraindications, warnings or precautions to be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Drugs and biologics manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA or BLA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties;

•	consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information; or

•

the FDA or other regulatory authorities may issue safety alerts, “Dear Healthcare Provider” letters, press releases or other communications containing warnings or other safety information about the product.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Foreign Government Regulation

Mereo’s product candidates will be subject to similar laws and regulations imposed by jurisdictions outside of the United States, and, in particular, Europe, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.

In order to market Mereo’s future products in the European Economic Area (which is comprised of the 28 Member States of the EU plus Norway, Iceland and Liechtenstein) (the “EEA”), and many other foreign jurisdictions, Mereo must obtain separate regulatory approvals. More concretely, in the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization (“MA”). There are two types of marketing authorizations:

•

the “Community MA”, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the European Medicines Agency, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU; and

•

“National MAs”, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and marketing exclusivity. In the EEA, new products authorized for marketing, or reference products, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The 10-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Pediatric investigation plan. In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan (“PIP”), agreed with the EMA’s Pediatric Committee (“PDCO”). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the EU and study results are included in the product information, even when negative, the product is eligible for a six-month supplementary protection certificate extension.

Orphan drug designation. In the EEA, a medicinal product can be designated as an orphan drug if its sponsor can establish that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically-debilitating condition affecting not more than five in 10,000 persons in the EU when the application is made, or that the product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously-debilitating or serious and chronic condition in the European Community and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition.

In the EEA, an application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, the EMA or the competent authorities of the Member States, cannot accept another application for a marketing authorization, or grant a marketing authorization, for a similar medicinal product for the same indication. The period of market exclusivity is extended by two years for medicines that have also complied with an agreed PIP.

This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example because the product is sufficiently profitable not to justify market exclusivity. Market exclusivity can be revoked only in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product, demonstration of “clinical superiority” by a similar medicinal product, or, after a review by the COMP, requested by a member state in the fifth year of the marketing exclusivity period (if the designation criteria are believed to no longer apply). Medicinal products designated as orphan drugs are eligible for incentives made available by the EU and its Member States to support research into, and the development and availability of, orphan drugs. In March 2016, Mereo obtained orphan drug designation for BPS-804 for the treatment of OI in the EU.

Adaptive pathways. The EMA has an adaptive pathways program which allows for early and progressive patient access to a medicine. The adaptive pathways concept is an approach to medicines approval that aims to improve patients’ access to medicines in cases of high unmet medical need. To achieve this goal, several approaches are envisaged: identifying small populations with severe disease where a medicine’s benefit-risk balance could be favorable; making more use of real-world data where appropriate to support clinical trial data; and involving health technology assessment bodies early in development to increase the chance that medicines will be recommended for payment and ultimately covered by national healthcare systems. The adaptive pathways concept applies primarily to treatments in areas of high medical need where it is difficult to collect data via traditional routes and where large clinical trials would unnecessarily expose patients who are unlikely to benefit from the medicine. The approach builds on regulatory processes already in place within the existing EU legal framework. These include: scientific advice; compassionate use; the conditional approval mechanism (for medicines addressing life-threatening conditions); patient registries and other pharmacovigilance tools that allow collection of real-life data and development of a risk-management plan for each medicine.

The adaptive pathways program does not change the standards for the evaluation of benefits and risks or the requirement to demonstrate a positive benefit-risk balance to obtain marketing authorization. In February 2017, BPS-804 was accepted into the adaptive pathways program.

PRIME scheme. In July 2016, the EMA launched its Priority Medicines scheme (“PRIME”). PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicines that target unmet medical needs. It is based on increased interaction and early dialogue with companies developing promising medicines, to optimize their product development plans and speed up their evaluation to help them reach patients earlier. Product developers that benefit from PRIME designation can expect to be eligible for accelerated assessment but this is however not guaranteed. The benefits of a PRIME designation includes the appointment of a rapporteur from the Committee for Medicinal Products for Human Use before submission of an MAA, early dialogue and scientific advice at key development milestones, and the potential to qualify products for accelerated review earlier in the application process. In November 2017, the EMA granted PRIME designation for BPS-804 for the treatment of OI.

Other U.S. Healthcare Laws

In addition to FDA restrictions on marketing of pharmaceutical and biologic products, other U.S. federal and state healthcare regulatory laws restrict business practices in the pharmaceutical and biotechnology industry, which include, but are not limited to, state and federal anti-kickback, false claims, data privacy and security and physician payment and pricing transparency laws.

The U.S. federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements, such as those between pharmaceutical manufacturers on the one hand and prescribers, purchasers, formulary managers and beneficiaries on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not meet the requirements of a statutory or regulatory exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the U.S. federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated.

Additionally, the intent standard under the U.S. federal Anti-Kickback Statute was amended by the ACA to a stricter standard such that a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. The majority of states also have anti-kickback laws, which establish similar prohibitions and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers, or to self-pay patients.

The federal false claims and civil monetary penalties laws, including the civil False Claims Act, prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Actions under the civil False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the civil False Claims Act can result in very significant monetary penalties and treble damages. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, or off-label, uses. In addition, the civil monetary penalties statute imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Many states also have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

HIPAA created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, the ACA broadened the reach of certain criminal healthcare fraud statutes created under HIPAA by amending the intent requirement such that a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

In addition, there has been a trend of increased federal and state regulation of payments made to physicians and certain other healthcare providers. The ACA imposed, among other things, new annual reporting requirements through the Physician Payments Sunshine Act for applicable manufacturers for certain payments and “transfers of value” provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties. Applicable manufacturers must submit reports by the 90th day of each subsequent calendar year. In addition, certain states require implementation of compliance programs and compliance with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices and/or tracking and reporting of gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.

Mereo may also be subject to data privacy and security regulation by both the federal government and the states in which it conducts its business. HIPAA, as amended by HITECH, and their respective implementing regulations, including the Final HIPAA Omnibus Rule published on January 25, 2013, impose specified requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities and their business associates. Among other things, HITECH made HIPAA’s security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same requirements, thus complicating compliance efforts.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Ensuring that internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations involve substantial costs.

Violations of any of these laws may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees of such companies. Given the significant size of actual and potential settlements, it is expected that the government authorities will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable laws.

Privacy and Data Protection Laws in Europe

Mereo is subject to European laws relating to its and its suppliers’, partners’ and subcontractors’ collection, control, processing and other use of personal data (i.e. any data relating to an identifiable living individual, whether that individual can be identified directly or indirectly). Mereo is subject to the supervision of local data protection authorities in those jurisdictions where Mereo is established, where Mereo offers goods or services to EU residents and where Mereo monitors the behavior of individuals in the EU (i.e. undertaking clinical trials). Mereo and its suppliers, partners and subcontractors process personal data including in relation to Mereo’s employees, employees of customers, clinical trial patients, healthcare professionals and employees of suppliers including health and medical information. The data privacy regime in the EU includes the GDPR, the e-Privacy Directive and the e-Privacy Regulation (once in force) and the national laws and regulations implementing or supplementing each of them.

The GDPR requires that personal data is only collected for specified, explicit and legal purposes as set out in the GDPR or local laws, and the data may then only be processed in a manner consistent with those purposes. The personal data collected and processed must be adequate, relevant and not excessive in relation to the purposes for which it is collected and processed, it must be held securely, not transferred outside of the EEA (unless certain steps are taken to ensure an adequate level of protection), and must not be retained for longer than necessary for the purposes for which it was collected. In addition, the GDPR requires companies processing personal data to take certain organizational steps to ensure that they have adequate records, policies, security, training and governance frameworks in place to ensure the protection of data subject rights, including as required to respond to complaints and requests from data subjects. For example, the GDPR requires Mereo to make more detailed disclosures to data subjects, requires disclosure of the legal basis on which Mereo can process personal data, makes it harder for Mereo to obtain valid consent for processing, will require the appointment of a data protection officer where sensitive personal data (i.e. health data) is processed on a large scale, introduces mandatory data breach notification throughout the EU and imposes additional obligations on Mereo when it is contracting with service providers.

In addition, to the extent a company processes, controls or otherwise uses “special category” personal data (including patients’ health or medical information, genetic information and biometric information), more stringent rules apply, further limiting the circumstances and the manner in which a company is legally permitted to process that data. Finally, the GDPR provides a broad right for EU member states to create supplemental national laws which may result in divergence across Europe making it harder to maintain a consistent operating model or standard operating procedures. Such laws, for example, may relate to the processing of health, genetic and biometric data, which could further limit Mereo’s ability to use and share such data or could cause its costs to increase, and harm its business and financial condition.

Mereo depends on a number of third parties in relation to the provision of its services, a number of which process personal data on Mereo’s behalf. With each such provider Mereo enters into contractual arrangements to ensure that they only process personal data according to Mereo’s instructions, and that they have sufficient technical and organizational security measures in place. Where Mereo transfer personal data outside the EU, it does so in compliance with the relevant data export requirements from time to time. Mereo takes its data protection obligations seriously, as any improper, unlawful or accidental disclosure, loss, alteration or access to, personal data, particularly sensitive personal data (i.e. special category), could negatively impact its business and/or its reputation.

Mereo is also subject to EU laws on personal data export, as it may transfer personal data from the EU to other jurisdictions which are not considered by the European Commission to offer adequate protection of personal data. Such transfers need to be legitimized by a valid transfer mechanism under the GDPR. There is currently ongoing litigation challenging the commonly used transfer mechanisms, the EU Commission approved model clauses. In addition, the EU-U.S. Privacy Shield (the “Privacy Shield”) is currently under review by the European Commission. As such, it is uncertain whether the Privacy Shield framework and/or model clauses will be invalidated in the near future. These changes may require Mereo to find alternative bases for the compliant transfer of personal data from the EU to the United States and Mereo is monitoring developments in this area. Invalidation of any mechanism on which Mereo relies could require operational changes and increased costs and may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity that could have an adverse effect on Mereo’s business.

The EU is in the process of replacing the e-Privacy Directive with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each European member state, without the need for further enactment. The draft e-Privacy Regulation imposes strict opt-in marketing rules with limited exceptions for business-to-business communications and alters rules on third-party cookies, web beacons and similar technology. Regulation of cookies and web beacons may lead to broader restrictions on online research activities, including efforts to understand users’ internet usage. The current draft also significantly increases fining powers to the same levels as GDPR (i.e. the greater of 20 million Euros or 4% of total global annual revenue). While no official timeframe has been provided, commentators have stated that the e-Privacy Regulation is likely to be agreed in 2019 and to come into force during the second half of 2020 or during 2021 following a transition period.

There are costs and administrative burdens associated with compliance with the GDPR and the resultant changes in the EU and EEA member states’ national laws and the introduction of the e-Privacy Regulation once it takes effect. Any failure or perceived failure to comply with global privacy laws carries with it the risk of significant penalties and sanctions of up to €20 million or 4% of global turnover. These laws or new interpretations, enactments or supplementary forms of these laws, could create liability for Mereo, could impose additional operational requirements on Mereo’s business, could affect the manner in which it uses and transmits patient information and could increase its cost of doing business. Claims of violations of privacy rights or contractual breaches, even if Mereo is not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm Mereo’s business.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product for which Mereo obtains regulatory approval. In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use Mereo’s products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of Mereo’s products. Sales of any products for which Mereo receives regulatory approval for commercial sale will therefore depend, in part, on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities, managed care plans, private health insurers and other organizations.

In the United States, the process for determining whether a third-party payor will provide coverage for a pharmaceutical or biologic product typically is separate from the process for setting the price of such product or for establishing the reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication. A decision by a third-party payor not to cover Mereo’s product candidates could reduce physician utilization of its products once approved and have a material adverse effect on Mereo’s sales, results of operations and financial condition. Moreover, a third-party payor’s decision to provide coverage for a pharmaceutical or biologic product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable Mereo to maintain price levels sufficient to realize an appropriate return on Mereo’s investment in product development. Additionally, coverage and reimbursement for products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage-determination process will require Mereo to provide scientific and clinical support for the use of its products to each payor separately and will be a time-consuming process.

In the EEA, governments influence the price of products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed to by the government. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription products, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of pharmaceutical or biological products have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost-effectiveness of pharmaceutical or biological products, medical devices and medical services, in addition to questioning safety and efficacy. If these third-party payors do not consider Mereo’s products to be cost effective compared to other available therapies, they may not cover Mereo’s products after approval, if any, or, if they do, the level of payment may not be sufficient to allow Mereo to sell its products at a profit.

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products. For example, the ACA, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid-managed care plans; imposed mandatory discounts for certain Medicare Part D beneficiaries as a condition for manufacturers’ outpatient drugs coverage under Medicare Part D; subjected manufacturers to new annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs; created a new Patient Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; created the Independent Payment Advisory Board, which, once empaneled, will have authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs and biologics; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending. Since its enactment, the U.S. federal government has delayed or suspended implementation of certain provisions of the ACA. In addition, there have been judicial and Congressional challenges to certain aspects of the ACA, and Mereo expects there will be additional challenges and amendments to the ACA in the future.

Mereo expects that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and additional downward pressure on the price that Mereo receives for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. Moreover, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. The implementation of cost containment measures or other healthcare reforms may prevent Mereo from being able to generate revenue, attain profitability or commercialize Mereo’s product candidates.

Additionally, in August, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2025 unless additional action is taken by Congress. In January, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical and biologic products.

Mereo expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for Mereo’s products once approved or additional pricing pressures.

Employees

As of December 31, 2018, Mereo had 31 employees, excluding non-executive directors. Following the Merger, Mereo had 42 employees, excluding non-executive directors. None of Mereo’s employees is subject to a collective bargaining agreement or represented by a trade or labor union. Mereo considers its relationship with its employees to be good.

Legal Proceedings

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Mereo is aware) that may have, or have had in the recent past (covering the 12 months immediately preceding the date of this annual report), significant effects on Mereo’s financial position or profitability.

4.C. Organizational Structure

Mereo BioPharma Group plc was formed as a private limited company organized under the laws of England and Wales on March 10, 2015 and re-registered as a public limited company on June 3, 2016. Mereo BioPharma Group plc has the following wholly-owned direct or indirect subsidiaries:

Jurisdiction of Organization
Legal Name of Subsidiary
Mereo BioPharma 1 Limited	United Kingdom
Mereo BioPharma 2 Limited	United Kingdom
Mereo BioPharma 3 Limited	United Kingdom
Mereo BioPharma 4 Limited	United Kingdom
Mereo BioPharma Ireland Limited	Ireland
Mereo US Holdings Inc.	Delaware
OncoMed Pharmaceuticals, Inc.	Delaware
NAVI Subsidiary, Inc.	Delaware

4.D. Property, Plants and Equipment

Mereo’s principal office is located at 4th Floor, One Cavendish Place, London W1G 0QF, United Kingdom, where Mereo leases approximately 4,000 square feet of office space. Mereo leases this office space under a lease that terminates on August 16, 2025. As a result of the Merger, Mereo leases approximately 45,000 square feet in Redwood City, California of which approximately 15,000 square feet is subject to third party sub-leases. Mereo intends to add new facilities as it adds employees, and believes that suitable additional or substitute space will be available as needed to accommodate any such expansion of its operations.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating And Financial Review And Prospects

5.A. Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with Mereo’s audited consolidated financial statements and related notes included elsewhere in this annual report. The following discussion is based on Mereo’s financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States. The following discussion includes forward-looking statements that involve risks, uncertainties, and assumptions. Mereo’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

Overview

Mereo is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with rare diseases. Mereo’s portfolio consists of six clinical-stage product candidates, four of which were acquired from large pharmaceutical companies and two anti-cancer product candidates which we acquired in the Merger. Mereo is developing BPS-804 for the treatment of OI, MPH-966 for the treatment of severe AATD, BCT-197 for the treatment of AECOPD and BGS-649 for the treatment of HH in obese men. Each of Mereo’s product candidates has generated positive clinical data for Mereo’s target indication or for a related indication. Our two anti-cancer therapeutic candidates, OMP-305B83 and OMP-313M32, are currently in clinical development. Mereo believes its portfolio is well diversified because each of its product candidates employs a different mechanism of action and targets a separate indication. Mereo intends to develop and directly commercialize Mereo’s rare disease product candidates. For its specialty disease product candidates, Mereo intends to seek strategic relationships for further clinical development and commercialization.

Mereo’s strategy is to selectively acquire product candidates that have already received significant investment from pharmaceutical companies and that have substantial pre-clinical, clinical, and manufacturing data packages. Since Mereo’s formation in March 2015, it has successfully executed on this strategy by acquiring its current product candidates from Novartis and AstraZeneca. Mereo has commenced or completed large, randomized, placebo-controlled Phase 2 clinical trials for all of its product candidates.

Mereo does not have any approved products and, as a result, has not generated any revenue from product sales. Mereo’s ability to generate revenue sufficient to achieve profitability will depend on its successful development and eventual commercialization of its product candidates, if approved. Since Mereo’s formation, it has incurred significant operating losses. For the years ended December 31, 2016, 2017 and 2018, Mereo incurred net losses of £28.4 million, £38.8 million and £32.0 million, respectively. As of December 31, 2018, Mereo had an accumulated loss of £111.2 million.

Mereo expects to continue to incur significant expenses and operating losses for the foreseeable future as it advances the clinical development of its product candidates and seeks regulatory approval. In addition, if Mereo obtains regulatory approval for any of its product candidates and does not enter into a third-party commercialization relationship, Mereo expects to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution. Mereo also expects to incur expenses in connection with the in-license or acquisition of additional product candidates and the potential clinical development of any such product candidates. Furthermore, Mereo expects to incur additional costs associated with operating as a U.S. public company listed on Nasdaq in addition to operating as a U.K. public company admitted for trading on AIM, including significant legal, accounting, investor relations, and other expenses that it did not incur prior to the Merger.

As a result of these anticipated expenditures, Mereo will need additional financing to support its continuing operations. Until such time as Mereo can generate significant revenue from product sales, if ever, Mereo expects to finance its operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to Mereo on acceptable terms, or at all. Mereo’s inability to raise capital as and when needed would have a negative impact on its financial condition and its ability to pursue its business strategy. Mereo will need to generate significant revenue to achieve profitability, and it may never do so.

Mereo was incorporated in March 2015 and is headquartered in London, United Kingdom. Since June 9, 2016, Mereo ordinary shares have traded on AIM under the symbol “MPH.” Since its formation, Mereo has raised a total of £102.9 million in gross proceeds from private and public placements of its ordinary shares to institutional investors and £3.5 million from the issuance of the Novartis Notes. In August 2017, Mereo also entered into a credit facility in the amount of £20.0 million which was fully drawn by December 31, 2017. As of December 31, 2018, Mereo had cash and short-term deposits and short-term investments of £27.5 million. As at April 23, 2019, immediately following the completion of the Merger with OncoMed, Mereo’s aggregate cash, short-term deposits and short-term investments were approximately £53.9 million ($70.1 million).

Mereo is organized into a single segment following management’s view of the business as a single portfolio of product candidates. Research and development expenses are monitored at a product candidate level; however, decisions over resource allocation are made at an overall portfolio level. Mereo’s financing is managed and monitored on a consolidated basis.

Asset Purchase Agreements with Novartis

In July 2015, three of Mereo’s wholly-owned subsidiaries, Mereo BioPharma 3 Limited, Mereo BioPharma 2 Limited, and Mereo BioPharma 1 Limited entered into the Purchase Agreements to acquire from Novartis rights to the Novartis Assets.

In connection with the acquisition of the Novartis Assets, Mereo issued 3,849,000 Mereo ordinary shares to Novartis pursuant to a subscription agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Subscription Agreement.” In addition, Mereo paid Novartis $1.5 million for a payment made by Novartis to a third party in full satisfaction of all monetary obligations of Novartis to such third party with respect to BCT-197. Under the Purchase Agreements, Mereo has agreed to make tiered royalty payments to Novartis based on annual worldwide net sales of the Acquired Novartis Products, at percentages ranging from the high single digits to low double digits. In the event that the parties agree or it is otherwise determined in accordance with the Purchase Agreements that Mereo require third-party intellectual property rights to exploit the Acquired Novartis Products, Mereo is entitled to offset a specified percentage of amounts paid to such third parties in consideration for such intellectual property rights against the royalties due to Novartis. The royalty payments are payable for a period of ten years after the first commercial sale of an Acquired Novartis Product.

Mereo further agreed that in the event of a change in control that involves the transfer, license, assignment, or lease of all or substantially all of a subsidiary’s assets, including a Compound and related assets, Mereo will pay Novartis a percentage of the proceeds of such transaction, with the majority of the proceeds being retained by Mereo. No payment, however, is required with respect to any transaction of Mereo involving its equity interests, a merger or consolidation of it, or a sale of any of its assets.

Mereo also entered into the Sublicense Agreement, pursuant to which Novartis granted Mereo an exclusive, worldwide, royalty-bearing sublicense for the Antibody Products, including BPS-804. Under the Sublicense Agreement, Mereo has agreed to pay Novartis royalties in the low single digits on worldwide net sales of Antibody Products. Mereo has also agreed to pay Novartis up to $3.25 million in development and regulatory milestones, and to use commercially reasonable efforts to develop and commercialize an Antibody Product.

License Agreement with AstraZeneca

In October 2017, Mereo’s wholly-owned subsidiary Mereo BioPharma 4 Limited entered into the License Agreement, to obtain from AstraZeneca an exclusive worldwide, sub-licensable license under AstraZeneca’s intellectual property rights relating to certain products containing a NE inhibitor, including products that contain MPH-966, with an option to acquire such intellectual property rights, following commencement of a pivotal trial and payment of related milestone payments, together with the acquisition of certain related assets.

Upon entering into the License Agreement, Mereo made an upfront payment of $3.0 million to AstraZeneca in cash and issued 490,798 new Mereo ordinary shares for an aggregate upfront payment equal to $5.0 million. In connection with certain development and regulatory milestones, Mereo has agreed to make payments of up to $115.5 million in the aggregate and issue additional Mereo ordinary shares to AstraZeneca for licensed products containing MPH-966. In addition, Mereo has agreed to make payments to AstraZeneca based on specified commercial milestones of the product. In the event that Mereo sub-license MPH-966, it has also agreed to pay a specified percentage of sublicensing revenue to AstraZeneca. Otherwise, Mereo has agreed to make royalty payments to AstraZeneca equal to ascending specified percentages of tiered annual worldwide net sales by Mereo or its affiliates of licensed products (subject to certain reductions), ranging from the high single digits to low double digits.

Merger Agreement with OncoMed

On April 23, 2019, we completed the Merger under which an indirect, wholly-owned subsidiary of Mereo was merged with and into OncoMed, with OncoMed continuing as the surviving corporation in the Merger and an indirect, wholly-owned subsidiary of Mereo. Upon completion of the Merger, Mereo issued 24,783,320 ordinary shares and OncoMed stockholders received, in exchange for each share of OncoMed common stock owned immediately prior to the Merger: (1) 0.127694 ADSs, each representing five Mereo ordinary shares, and (2) one contingent value right per OncoMed stockholder, each representing the right to receive contingent consideration upon the achievement of certain milestones relating to certain OncoMed products or product candidates. Immediately following the effective time of the Merger, former OncoMed stockholders owned 25.8% of Mereo and its subsidiaries (including OncoMed) on an undiluted basis.

Mereo believes that (1) the combination of Mereo’s biopharmaceutical portfolio of four products with OncoMed’s two lead products will create a diversified combined portfolio, resulting in an increased number of potential near-term catalysts with a core focus remaining on Mereo’s strategy to develop and commercialize products for rare diseases, (2) the cash position of the Mereo will provide an extended operational runway, with the potential for such runway to be extended significantly through partnering deals with respect to Mereo’s non-Orphan products, OncoMed’s navicixzumab products and the potential Celgene Option Exercise and (3) the Nasdaq listing of Mereo in connection with the Merger, in addition to Mereo’s existing AIM listing, will provide a diversified international shareholder base for Mereo following the Merger.

Unless otherwise noted, the following discussion and analysis of our results of operations and our liquidity and capital resources focuses on our existing operations exclusive of the impact of the acquisition of OncoMed. Any forward-looking statements contained herein do not take into account the impact of this acquisition.

Financial Overview

Revenue

Mereo does not currently have any approved products. Accordingly, Mereo has not generated any revenue and does not expect to do so unless it obtains regulatory approval and commercializes any of its product candidates or until it receives revenues from collaborations with third parties, neither of which may occur.

Research and Development Expenses

Research and development expenses include:

•	employee-related expenses, such as salaries, share-based compensation, and other benefits, for Mereo’s research and development personnel;

•	costs for production of drug substance and drug product and development of Mereo’s manufacturing processes by CMOs;

•	fees and other costs paid to CROs, consultants, and other suppliers to conduct Mereo’s clinical trials and pre-clinical and non-clinical studies; and

•	costs of facilities, materials, and equipment related to drug production and Mereo’s clinical trials and pre-clinical and non-clinical studies.

Mereo’s direct research and development expenses are allocated on a product-by-product basis. Mereo allocates employee-related expenses for Mereo’s research and development personnel and other related expenses to specific product candidate development programs.

Product candidates in a later stage of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials.

Mereo expects that its research and development expense will increase substantially as it continues to advance the clinical development of its product candidates, including through its ongoing Phase 2b clinical trial of BPS-804 in adults and its planned Phase 3 clinical trial of BPS-804 in children, its ongoing Phase 2 proof-of-concept trial for MPH-966; hire additional clinical, scientific, and commercial personnel; and acquire or in-license future product candidates and technologies. As a result, Mereo expects its research and development expenses will increase for the foreseeable future.

The successful development, approval, and commercialization of Mereo’s product candidates is highly uncertain. At this time, Mereo cannot reasonably estimate the nature, timing, and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from any of Mereo’s product candidates.

Mereo’s future expenditure on developing its product candidates is therefore highly uncertain. This is due to numerous risks and uncertainties associated with developing Mereo’s drugs, including the uncertainty of:

•	the scope, rate of progress, and expense of Mereo’s research and development activities;

•	the progress and results of Mereo’s clinical trials and Mereo’s pre-clinical and non-clinical studies;

•	the terms and timing of regulatory approvals, if any;

•	establishment of arrangements with Mereo’s third-party manufacturers to obtain manufacturing supply;

•	protection of Mereo’s rights in its intellectual property portfolio;

•	launch of commercial sales of any of Mereo’s product candidates, if approved, whether alone or in collaboration with others;

•

third party strategic relationships for late-stage clinical development and/or commercialization of Mereo’s specialty product candidates and performance of Mereo’s strategic partners under these arrangements;

•	acceptance of any of Mereo’s product candidates, if approved, by patients, the medical community and payors;

•	competition with other therapies; and

•	continued acceptable safety profile of any of Mereo’s product candidates following approval.

Any of these variables with respect to the development of Mereo’s product candidates or any other future candidate that Mereo may develop could result in a significant change in the costs and timing associated with their development. For example, if the FDA, the EMA, or another regulatory authority were to require Mereo to conduct pre-clinical studies and clinical trials beyond those that Mereo currently anticipates will be required for the completion of clinical development or if Mereo experiences significant delays in enrollment in any clinical trials, Mereo could be required to expend significant additional financial resources and time on the completion of Mereo’s clinical development programs. Mereo may never succeed in obtaining regulatory approval for any of its product candidates.

General and Administrative Expenses

Mereo’s general and administrative expenses principally consist of salaries and related benefits, including share-based compensation, for personnel in Mereo’s executive, finance and other administrative functions. Other general and administrative costs include facility-related costs and professional services fees for auditing, tax and general legal services, as well as expenses associated with the Merger with OncoMed, Mereo’s requirements of being a listed public company on AIM and costs incurred relating to the issue of equity to the extent not capitalized, including the costs associated with the aborted initial public offering in the United States of Mereo ordinary shares in 2018.

Mereo expects that its general and administrative costs will increase in the future as its business expands and increases its headcount to support the expected growth in its operating activities. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. In addition, Mereo expects to continue to grant share-based compensation awards to existing and future key management personnel and other employees. Additionally, Mereo anticipates increased costs associated with being a U.S. public company, including expenses related to services associated with maintaining compliance with Nasdaq rules and SEC requirements, director compensation, insurance, and investor relation costs. If any of Mereo’s product candidates that Mereo intends to directly commercialize obtains regulatory approval, Mereo expects that it will incur expenses associated with building a sales and marketing team.

Finance Income

Finance income consists of interest earned on Mereo short-term cash deposits and short-term investments.

Finance Charge

Finance charge consists of interest on the Novartis Notes, interest on Mereo’s credit facility and losses on short term deposits. For further information on the terms of the Novartis Notes and Mereo’s credit facility see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

Net Foreign Exchange Gain/(Loss)

Mereo’s functional currency is pound sterling. Mereo initially records transactions in foreign currencies at the rate ruling on the date the transaction first qualifies for recognition. Net foreign exchange gain/(loss) consists of the difference arising on settlement or translation of Mereo’s foreign currencies, which are primarily held in U.S. dollars.

Taxation

As a U.K. resident trading entity, Mereo is subject to U.K. corporate taxation. Due to the nature of Mereo’s business, it has generated losses since formation. As of December 31, 2016, 2017 and 2018, Mereo had cumulative carryforward tax losses of £16.3 million, £36.0 million and £44.2 million, respectively. Subject to any relevant restrictions, Mereo expects these to be available to carry forward and offset against future profits. As a company that carries out extensive research and development (“R&D”) activities, Mereo benefits from the U.K. R&D small or medium-sized enterprise tax credit regime and is able to surrender some of its trading losses that arise from its research and development activities for a cash rebate of up to 33.35% of eligible R&D expenditure. Qualifying expenditures largely comprise employment costs for research staff, subcontracted CRO and CMO costs, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. Mereo’s effective cash rebate on qualifying R&D expenditure in 2017 was £8.2 million, which it received in August 2018. Mereo’s cash rebate for 2016 was £5.3 million, which it received in May 2017. The cash rebate Mereo received in 2018 with respect to 2017 increased by £2.9 million, reflecting the higher level of qualifying R&D spend in 2017. Mereo may not be able to continue to claim payable R&D tax credits in the future because it may no longer qualify as a small or medium-sized company.

In the event Mereo generates revenues in the future, it may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%. This relief applies to profits earned from April 1, 2013. When taken in combination with the enhanced relief available on Mereo’s R&D expenditures, Mereo expects a long-term lower rate of corporation tax to apply to Mereo. If, however, there are unexpected adverse changes to the U.K. R&D tax credit regime or the “patent box” regime, or for any reason Mereo is unable to qualify for such advantageous tax legislation, or is unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments, its business, results of operations, and financial condition may be adversely affected.

Results of Operations

The following table sets forth Mereo’s results of operations for the years ended December 31, 2016, 2017 and 2018.

	Year Ended December 31,
	2016	2017	2018
	(in thousands of pounds)
Research and development expenses	(24,563)	(34,607)	(22,704)
General and administrative expenses	(11,617)	(10,697)	(12,505)

Operating loss	(36,180)	(45,304)	(35,208)
Finance income	375	827	307
Finance charge	(180)	(1,090)	(2,361)
Net foreign exchange gain/(loss)	2,263	(1,384)	(44)

Net loss before tax	(33,722)	(46,951)	(37,306)
Income tax benefit	5,331	8,152	5,277

Loss attributable to equity holders of Mereo	(28,391)	(38,799)	(32,029)

Comparison of Years Ended December 31, 2017 and 2018

Research and Development Expenses

The following table sets forth Mereo’s research and development expenses by product development program for the years ended December 31, 2017 and 2018.

	Year Ended December 31,
	2017	2018
	(in thousands of pounds)
BPS-804	13,380	11,304
MPH-966	2	3,722
BGS-649	10,014	5,091
BCT-197	10,801	2,285
Unallocated costs	410	301

Total research and development expenses	34,607	22,704

Mereo’s total R&D expenses decreased by £11.9 million, or 34.4%, from £34.6 million in 2017 to £22.7 million in 2018. This was a result of the focus in 2018 on our two orphan product candidate development programs and the completion of two Phase 2 clinical trials for two of our product candidates, BCT-197 and BGS-649.

Total R&D expenses included payments Mereo made to CROs and other suppliers for the ongoing clinical development of each of BPS-804 and MPH-966 and for completing the clinical trials of BCT-197 and BGS-649. Clinical trial costs decreased from £22.8 million in 2017 to £14.9 million in 2018. Additionally, Mereo’s R&D employee related costs decreased from £4.3 million in 2017 to £2.9 million in 2018, reflecting lower share-based payment charges in 2018 and partially offset by higher payroll expenses.

Mereo’s payments to CMOs for the provision of drug substance and drug product and associated manufacturing development to support Mereo’s clinical trials and further development and scale-up activities associated with Mereo’s BPO-804 monoclonal antibody manufacturing development decreased from £7.3 million in 2017 to £4.2 million in 2018, reflecting higher costs related to the manufacture of clinical trial supplies for our ongoing BPS-804 adults study in 2017.

Direct research and development expenses related to BPS-804 decreased by £2.1 million, from £13.4 million in 2017 to £11.3 million in 2018, due to higher costs in 2017 related to the transfer of production of BPS-804 from Novartis to Mereo’s CMO, manufacture of clinical trial supplies in preparation for the start of the adult Phase 2b trial and a full year of clinical costs relating to this trial.

Direct research and development expenses for MPH-966 increased by £3.7 million, due to the commencement of the Phase 2 study during the year.

Direct research and development expenses related to BGS-649 decreased by £5.7 million, from £10.8 million in 2017 to £5.1 million in 2018, due to the completion of the main part of the Phase 2 trial during 2018.

Direct research and development expenses related to BCT-197 decreased by £7.7 million, from £10.0 million in 2017 to £2.3 million in 2018, due to the completion of the Phase 2 trial in the first half of 2018.

Unallocated research and development expenses consisted primarily of costs related to employees and associated payroll costs, including costs related to external research and development contractors that are not specific to any of our product candidates. These costs decreased by £0.1 million, from £0.4 million in 2017 to £0.3 million in 2018.

General and Administrative Expenses

General and administrative (“G&A”) expenses increased by £1.8 million, or 16.8%, from £10.7 million in 2017 to £12.5 million in 2018. This increase was primarily due to an increase in Mereo’s total professional fees, which was partially offset by a decrease in staff expenses.

Our total professional fees increased from £1.9 million in 2017 to £6.3 million in 2018. This increase was due to expenses relating to our aborted initial public offering of equity securities on Nasdaq in 2018, of which £1.0 million was held on the balance sheet as prepayments as at December 31, 2017 and released during 2018, together with the expenses associated with the Merger with OncoMed and fees in respect of a bank loan renegotiation. Total general and administrative staff expenses decreased by £2.4 million from £6.9 million in 2017 to £4.5 million in 2018 after taking account of a reduction in share-based payment charges of £3.1 million and an increase in underlying staff costs of £0.7 million.

Finance Income

Interest earned on Mereo’s short-term cash deposits decreased from £0.8 million in 2017 to £0.3 million in 2018, reflecting lower balances held on deposit during the year.

Finance Charge

Finance charges increased by £1.3 million from £1.1 million in 2017 to £2.4 million in 2018, primarily reflecting a full year of interest charges on the bank loan in the year.

Net Foreign Exchange Gains/(Losses)

In 2017, net foreign exchange loss was £1.4 million, reflecting a weakening of the U.S. dollar against pound sterling during the year which negatively impacted the translation of Mereo’s foreign deposits and investments at December 31, 2017. In 2018, the net foreign exchange gain was £0.1 million, representing the unrealized gain on translation of cash deposits held primarily in U.S. dollars at year-end, and reflecting lower exchange rate variance year-to-year on lower U.S. denominated cash balances held at the end of 2018.

Income Tax Benefit

Mereo recorded a tax credit of £8.2 million in 2017 and £5.3 million in 2018. The tax credit represents the cash rebate from the U.K. tax authorities Mereo qualified for in respect of eligible research and development activities during the years. The reduction in the tax credit accrued is due to a reduction in qualifying R&D expenditure in 2018. The tax credit for 2017 was received in 2018 and Mereo expects to receive the tax credit for 2018 in 2019.

Comparison of the Years Ended December 31, 2016 and 2017

Research and Development Expenses

The following table sets forth Mereo’s research and development expenses by product development program for the years ended December 31, 2016 and 2017.

	Year Ended December 31,
	2016	2017
	(in thousands of pounds)
BPS-804	4,804	13,380
BGS-649	9,734	10,014
BCT-197	9,432	10,801
MPH-966	—	2
Unallocated costs	593	410

Total research and development expenses	24,563	34,607

Mereo’s total research and development expenses increased by £10.0 million, or 41%, from £24.6 million in 2016 to £34.6 million in 2017. This was a result of increased spending on clinical development as Mereo continued the Phase 2 programs for BCT-197 and BGS-649 and commenced the adult Phase 2b program for BPS-804. Total R&D expenses included payments Mereo made to CROs and other suppliers for the ongoing clinical development of each of BPS-804, BCT-197, and BGS-649, which increased from £17.9 million in 2016 to £22.8 million in 2017, reflecting the inclusion of expenses relating to the adult Phase 2b study for BPS-804. Additionally, Mereo’s R&D employee related costs increased from £3.1 million in 2016 to £4.1 million in 2017, reflecting increased headcount, higher other employee-related expenses, including travel, and higher bonus amounts earned in 2017. Mereo’s payments to CMOs for the provision of drug substance and drug product and associated manufacturing development to support Mereo’s clinical trials and the transfer of manufacturing of drug substance and drug product from Novartis to third-party manufacturers increased from £2.9 million in 2016 to £7.3 million in 2017, reflecting ongoing manufacturing activity primarily due to the manufacture of additional clinical trial materials in respect of BPS-804.

Direct research and development expenses related to BPS-804 increased by £8.6 million, from £4.8 million in 2016 to £13.4 million in 2017, due to the commencement of the adult Phase 2b study for BPS-804 during 2017 and the completion of the manufacture of associated clinical trial materials.

Direct research and development expenses related to BCT-197 increased by £0.3 million, from £9.7 million in 2016 to £10.0 million in 2017, due to the completion of the Phase 2 clinical trial for BCT-197 in the fourth quarter of 2017, which trial commenced in the first half of 2016.

Direct research and development expenses related to BGS-649 increased by £1.4 million, from £9.4 million in 2016 to £10.8 million in 2017, due to the continuation of the Phase 2b study for BGS-649 and the commencement of the Phase 2b extension study.

General and Administrative Expenses

General and administrative expenses decreased by £0.9 million, or 7.8%, from £11.6 million in 2016 to £10.7 million in 2017. This decrease was due to a decrease in share-based payment expenses of £2.8 million, reflecting the lower level of share option awards in 2017, partially offset by a rise in other general and administrative costs of £1.9 million, reflecting an increase in payroll-related costs due to a higher headcount and higher bonus amounts earned in 2017, together with additional legal and professional fees in connection with the equity financing in April 2017, the entering into a credit facility in August 2017, and the acquisition of MPH-966 in October 2017.

Finance Income

Interest earned on Mereo’s short-term cash deposits increased from £0.4 million in 2016 to £0.8 million in 2017, reflecting higher cash balances held in deposit in 2017.

Finance Charge

Finance charge increased from £0.2 million in 2016 to £1.1 million in 2017, reflecting interest costs on additional borrowings under Mereo’s credit facility during 2017 and lower costs related to the Novartis Notes after the exercise of a portion of these notes in April 2017. Finance charge in 2017 also included £0.3 million of losses on short term deposits.

Net Foreign Exchange Gain/(Loss)

In 2016, the net foreign exchange gain was £2.3 million, primarily as a result of the unrealized gain on translation of cash deposits held primarily in U.S. dollars at year end, reflecting a strengthening of the U.S. dollar against pound sterling during the year. In 2017, net foreign exchange loss was £1.4 million, reflecting a weakening of the U.S. dollar against pound sterling during the year which negatively impacted the translation of Mereo’s foreign deposits and investments at December 31, 2017.

Income Tax Benefit

Mereo recorded a tax credit of £5.3 million in 2016 and £8.2 million in 2017. The tax credit represents the cash rebate from the U.K. tax authorities Mereo qualified for in respect of eligible research and development activities during the years. Due to the increase in qualifying R&D expenditure in 2017, the 2017 tax credit increased by £2.9 million from the 2016 tax credit. The 2016 tax credit was received in May 2017. The 2017 tax credit of £8.2 million was received in August 2018.

5.B. Liquidity and Capital Resources

Overview

Since Mereo’s formation, it has incurred significant operating losses. Mereo expects to incur significant expenses and operating losses for the foreseeable future as it advances the clinical development of its product candidates. Mereo expects that its research and development and general and administrative costs will increase in connection with conducting clinical trials for its product candidates and any new product candidates it acquires and due to the costs in seeking marketing approval for its product candidates in Europe and the United States as well as other jurisdictions. As a result, Mereo will need additional capital to fund its operations, which it may obtain from additional debt or equity financings, collaborations, licensing arrangements, or other sources. In addition, Mereo will need a limited amount of capital to fund the close-out of OncoMed’s existing clinical studies and to fund the ongoing general and administrative expenses relating to OncoMed following the Merger.

Mereo does not currently have any approved products and has never generated any revenue from product sales or otherwise. To date, Mereo has financed its operations primarily through the issuances of its equity securities and convertible debt and its credit facility, which Mereo entered into in August 2017.

As of December 31, 2018, Mereo had cash and short-term deposits and short-term investments (together “cash resources”) of £27.5 million compared to £52.5 million as at December 31, 2017. Immediately following completion of the Merger with OncoMed on April 23, 2019 Mereo, had cash resources of £53.9 million.

In August 2017, Mereo entered into a credit facility in the amount of £20.0 million which it has fully drawn down during 2017. On September 30, 2018, Mereo entered into a revised loan agreement which enabled Mereo to amend the term to increase the interest only period of the loan from September 30, 2018 to April 30, 2019. In connection with the revised loan agreement, Mereo issued 225,074 additional warrants to the lenders to subscribe for its ordinary shares at an exercise price of £2.31 per ordinary share, increasing the total warrants issued to Mereo’s lenders to 922,464. On April 23, 2019 Mereo entered into a further revision to the loan agreement which extended the interest only period to December 31, 2019. Following completion of the merger with OncoMed, under the terms of the loan agreement, Mereo expects to issue approximately 321,444 additional warrants to its lenders giving them the right to subscribe for ordinary shares at an exercise price of £2.95.

On October 8, 2018 Mereo entered into a funding agreement with the Alpha-1 Project (“TAP”) which provided for funding of up to $0.4 million as a contribution towards the development of Mereo’s product candidate MPH-966. On November 1, 2018 the first tranche of $0.1 million was received and as a result Mereo issued 41,286 warrants to subscribe for its ordinary shares at an exercise price of £0.003 per share.

Cash Flows

Comparison of Years Ended December 31, 2017 and 2018

The table below summarizes Mereo’s cash flows for the periods presented.

	Year Ended December 31,
	2017	2018
	(in thousands of pounds)
Net cash used in operating activities	(32,148)	(23,137)
Net cash (used in) from investing activities	(3,744)	251
Net cash from (used in) financing activities	33,744	(2,073)

Net decrease in cash and cash equivalents	(2,149)	(24,958)

Operating Activities

The decrease in net cash used in operating activities was £9.0 million, from £32.1 million in 2017 to £23.1 million in 2018. This was due to a reduction in the loss before taxation of £6.8 million, reflecting lower research and development activity. In addition, there was a decrease in payables over receivables of £0.6 as the payables balance in 2017 unwound due to lower levels of activity in 2018 and due to timing differences on cash payments to suppliers, partially offset by an increase in R&D tax credits received of £2.8 million reflecting higher research and development expenses in 2017 compared to 2016.

Investing Activities

Mereo’s net cash from investing activities was £0.3 million in 2018, compared to net cash used in investing activities of £3.7 million in 2017. The increase was primarily due to the investment in 2017 of £2.3 million in the acquisition of a license for MPH-966 from AstraZeneca and a reduction in investment in short term investments of £2.5 million, combined with lower interest earned of £0.3 million in 2018 compared to £1.1 million in 2017 reflecting lower average cash balances held in 2018.

Financing Activities

Mereo’s net cash from financing activities reduced from £33.7 million in 2017 to £2.0 million in 2018. In April 2017, Mereo raised gross proceeds of £15.0 million in a placement of Mereo ordinary shares with institutional investors, for which the cash expense associated with the financing amounted to £0.8 million. In August 2017, Mereo borrowed the first £10.0 million tranche under its credit facility and in December 2017 it borrowed the second and final tranche under its credit facility for another £10.0 million. In addition, in 2017, Mereo paid an aggregate of £0.3 million of interest on its outstanding borrowings under its credit facility compared to £1.6 million in 2018. In June 2018, Mereo raised gross proceeds of £0.3 million from a placement of its ordinary shares with retail investors. In September 2018 Mereo’s borrowing under its credit facility increased by £0.5 million with associated costs of £0.9 million, including a £0.7 million modification loss in respect of the revaluation of the loan under IFRS 9. In November 2018, Mereo received the first tranche of £0.1 million under the agreement with TAP.

Comparison of Years Ended December 31, 2016 and 2017

The table below summarizes Mereo’s cash flows for the periods presented.

	Year Ended December 31,
	2016	2017
	(in thousands of pounds)
Net cash used in operating activities	(29,662)	(32,148)
Net cash from (used in) investing activities	373	(3,745)
Net cash from financing activities	68,356	33,744

Net increase (decrease) in cash and cash equivalents	39,067	(2,149)

Operating Activities

The increase in net cash used in operating activities was £2.4 million, from £29.7 million in 2016 to £32.1 million in 2017. This was largely due to the increased loss before taxation due to higher levels of R&D activity in 2017, offset in part by the increase in cash tax credit received from £0.9 million in 2016 to £5.3 million in 2017. In addition there were changes in the add-backs for non-cash expenses as follows: (i) share based payment add-backs were reduced from £6.5 million to £3.7 million, reflecting lower share based payments charge in 2017, (ii) foreign exchange add-backs increased by £3.6 million in 2017, reflecting the movement from a foreign exchange gain of £2.3 million in 2016 to a loss of £1.4 million in 2017, (iii) interest earned increased by £0.5 million in 2017 as a result of higher cash held in deposits throughout 2017 and increased interest rates, (iv) £0.3 million on interest expense on the credit facility entered into in August 2017, (v) £0.3 million of loss on short-term deposits in 2017 and (vi) working capital increased by £5.6 million in 2017, reflecting higher creditor and accrual balances at December 31, 2017 compared to 2016.

Investing Activities

Mereo’s net cash from investing activities reduced from £0.4 million in 2016 to net cash used in investing activities of £3.7 million in 2017, largely due to the £2.3 million cash cost of purchasing a license for MPH-966 from AstraZeneca in October 2017 and £2.5 million of cash transferred into short-term investments held on deposit, partially offset by £1.1 million of interests received on Mereo’s short-term deposits.

Financing Activities

Mereo’s net cash from financing activities reduced from £68.4 million in 2016 to £33.7 million in 2017. In June 2016, Mereo raised gross proceeds of £56.5 million in the second tranche of a private placement entered into in 2015. In June 2016, in connection with Mereo ordinary shares being admitted to trading on the AIM market, Mereo raised gross proceeds of £11.4 million in private placements of its Mereo ordinary shares with institutional investors. In addition, and as part of that transaction, Mereo raised £3.5 million gross proceeds in the form of the Novartis Notes. Mereo’s total costs in respect of the foregoing transactions were £3.0 million. In April 2017, Mereo raised gross proceeds of £15.0 million in a placement of Mereo ordinary shares with institutional investors, for which the cash cost amounted to £0.8 million. In August 2017, Mereo borrowed the first £10.0 million tranche under its credit facility and in December 2017 it borrowed the second and final tranche under its credit facility for another £10.0 million. In addition, in 2017, Mereo paid an aggregate of £0.3 million of interest on its outstanding borrowings under its credit facility.

Operating and Capital Expenditure Requirements

As of December 31, 2018, Mereo had an accumulated loss of £111.2 million. Mereo expects to continue to report significant operating losses for the foreseeable future as it continues its research and development efforts and seeks to obtain regulatory approval of its current product candidates and any future product candidate Mereo may develop.

Mereo expects its expenses to increase substantially in connection with its ongoing development activities related to its product candidates. In addition, as a result of the Merger, Mereo expects to incur additional costs associated with operating as a U.S. public company listed on Nasdaq in addition to operating as a U.K. public company listed on AIM.

Mereo anticipates that its expenses will increase substantially due to the costs associated with its current and planned clinical trials, Mereo’s outsourced manufacturing activities and other associated costs including the management of its intellectual property portfolio. These costs will increase further if Mereo:

•	seeks to develop additional product candidates;

•	seeks regulatory approvals for any of Mereo’s product candidates that successfully completes clinical trials;

•

potentially establishes a sales, marketing, and distribution infrastructure and scale-up manufacturing capabilities to commercialize any products for which Mereo may obtain regulatory approval and chose to commercialize directly;

•	expands Mereo’s intellectual property portfolio;

•

adds further central clinical, scientific, operational, financial and management information systems, and personnel, including personnel to support Mereo’s development and to support Mereo’s operations as a U.S. public company listed on Nasdaq; or

•	experiences any delays or encounter any issues from any of the above, including but not limited to failed studies, complex results, safety issues, or other regulatory challenges.

Mereo expects that its existing cash resources, will enable it to fund its currently committed clinical trials and operating expenses and capital expenditure requirements into mid-2020. Mereo has based these estimates on assumptions that may prove to be wrong, and it may use its available capital resources sooner than it currently expects.

Because of the numerous risks and uncertainties associated with the development of Mereo’s product candidates and any future product candidates and because the extent to which Mereo may enter into collaborations with third parties for development of any of Mereo’s product candidates is unknown, Mereo is unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of its product candidates. Mereo’s future capital requirements will depend on many factors, including:

•	the costs, timing and results of Mereo’s ongoing Phase 2b clinical trial for BPS-804 and its ongoing Phase 2 clinical trial for MPH-966;

•	the costs and timing of manufacturing clinical supplies of Mereo’s product candidates;

•	the costs, timing, and outcome of regulatory review of Mereo’s product candidates, including post-marketing studies that could be required by regulatory authorities;

•

the costs, timing, and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution, for Mereo’s product candidates that Mereo commercialize directly;

•	the timing and amount of revenue, if any, received from commercial sales of Mereo’s product candidates;

•

the costs and timing of preparing, filing, and prosecuting patent applications, maintaining and enforcing Mereo’s intellectual property rights and defending any intellectual property-related claims, including any claims by third parties that Mereo is infringing upon their intellectual property rights;

•	the sales price and availability of adequate third-party coverage and reimbursement for Mereo’s product candidates;

•	the effect of competitors and market developments;

•

the extent to which Mereo is able to acquire new product candidates or enter into licensing or collaboration arrangements for its product candidates, although Mereo currently have no commitments or agreements to complete any such transactions; and

•	milestone and deferred payments under Mereo’s license and option agreement with AstraZeneca.

Mereo’s revenues, if any, will be derived from sales of any products that it is able to successfully develop, receive regulatory approval for, and commercialize in future years. In the meantime, Mereo will need to obtain substantial additional funds to achieve its business objective.

Adequate additional funds may not be available to Mereo on acceptable terms, or at all. To the extent that Mereo raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Any future debt financing or preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Mereo’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute your ownership interests.

If Mereo raised additional funds through collaborations, strategic alliances, or licensing arrangements with third parties, Mereo may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to Mereo. If Mereo is unable to raise additional funds through equity or debt financings when needed, Mereo may be required to delay, limit, reduce, or terminate Mereo’s product development programs or any future commercialization efforts or grant rights to develop and market product candidates that Mereo would otherwise prefer to develop and market itself.

Indebtedness

Novartis Notes

On June 3, 2016, as part of the fundraising for Mereo’s product development programs and for general corporate purposes and in connection with Mereo ordinary shares being admitted to trading on AIM, Mereo issued 3,463,563 unsecured convertible loan notes to Novartis (the “Novartis Notes”) for aggregate proceeds of £3,463,563. The Novartis Notes bear interest at 4% per annum payable annually and accruing daily and rank senior to any other unsecured obligations Mereo may have. Novartis may at any time convert all or some of the Novartis Notes, together with accrued interest, into Mereo ordinary shares at a conversion price of £2.21 per Mereo ordinary share as long as, following such conversion, Novartis holds no more than 19.5% of the aggregate voting rights of Mereo. In addition, upon conversion, Novartis is entitled to receive an additional number of Mereo ordinary shares equal to the number of shares into which such Novartis Notes and accrued interest are converted multiplied by 0.93 (the “Bonus Shares”). At December 31, 2016, Novartis was entitled to receive up to 1,453,520 Bonus Shares.

On April 6, 2017, Novartis delivered to Mereo a notice of conversion with respect to £1,398,552 aggregate principal amount of Novartis Notes. Pursuant to such notice, on April 26, 2017, £1,398,552 aggregate principal amount of Novartis Notes was converted into 632,829 fully paid Mereo ordinary shares. Additionally, in connection with such conversion, Mereo issued 588,532 Bonus Shares to Novartis. At December 31, 2018, Novartis was entitled to receive up to 864,988 Bonus Shares.

To the extent any of the Novartis Notes remain outstanding on March 2, 2021, Mereo is obligated to pay Novartis the principal amount of such outstanding Novartis Notes together with any accrued interest.

Credit Facility

On August 7, 2017, Mereo entered into a loan agreement (the “Original Loan Agreement”) with Silicon Valley Bank and Kreos Capital V (UK) Limited, which provided for total borrowings of £20.0 million. Mereo borrowed £10.0 million on each of August 21, 2017 and December 29, 2017, for general working capital purposes. Under the Original Loan Agreement, Mereo was obligated to make interest-only payments on the loan amount until September 30, 2018, and thereafter Mereo was obligated to pay interest and principal in 30 equal monthly installments until March 2021. The loan bore interest at an annual fixed rate equal to 9.0%. On September 28, 2018, Mereo, Silicon Valley Bank and Kreos Capital V (UK) Limited entered into a new loan agreement (the “New Loan Agreement”), which replaced the Original Loan Agreement in its entirety and (i) increased the total commitments of the lenders to £20,455,000, (ii) extended the interest-only period from September 30, 2018 to April 30, 2019, and (iii) reduced the interest rate from 9.0% to 8.5%. Under the New Loan Agreement, both the interest-only period and the maturity date may be further extended subject to the achievement by Mereo of certain conditions set forth in the New Loan Agreement. The New Loan Agreement is secured by substantially all of Mereo’s assets, including intellectual property rights owned or controlled by Mereo.

In connection with the New Loan Agreement, Mereo has issued warrants giving the lenders the right to subscribe for 225,974 Mereo ordinary shares at an exercise price of £2.31 per Mereo ordinary share. These warrants will be capable of exercise until October 1, 2028.

On April 23, 2019 Mereo entered into a further revision to the New Loan Agreement, which extended the interest-only period to December 31, 2019. In connection with the revised New Loan Agreement and following completion of the Merger with OncoMed on April 23, 2019, Mereo expects to issue additional warrants giving the lenders the right to subscribe for approximately 321,444 Mereo ordinary shares at an exercise price of £2.95 per Mereo ordinary share. These warrants, when issued, will be capable of exercise until October 1, 2028.

Critical Accounting Judgments and Estimates

Mereo’s financial statements have been prepared in accordance with IFRS as issued by the IASB. In the application of Mereo’s accounting policies, it is required to make judgments, estimates, and assumptions about the value of assets and liabilities for which there is no definitive third-party reference. The estimates and associated assumptions are based on historical experience and other factors that Mereo considered to be relevant. Actual results may differ from these estimates. Mereo reviews its estimates and assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

The following are Mereo’s critical judgments and estimates that it has made in the process of applying its accounting policies and that have the most significant effect on the amounts recognized in its consolidated financial statements included elsewhere in this annual report.

Measurement of Share-Based Compensation

Through December 31, 2018, Mereo granted share options and awards under the following four equity award plans: (i) the 2015 Plan; (ii) the Share Option Plan; (iii) the LTIP; and (iv) the 2016 DBSP.

Mereo measures share options at fair value at its grant date in accordance with IFRS 2, “Share-based Payment.” Mereo calculates the fair value of the share options using either the Black-Scholes model, or for options with performance conditions, a simulation model. Mereo charges the fair value to the statement of comprehensive income over the expected vesting period.

2015 Plan

Under the 2015 Plan, Mereo has granted share options to its employees, including its senior executives, and its non-executive directors. For all employees, share options vest over four years with 25% vesting 12 months after the vesting start date and the balance vesting equally over the next 36 months. For non-executive directors, share options vest over three years in three equal annual installments. There have been no performance conditions attached to the share options granted under the 2015 Plan. Certain rules apply for accelerated vesting and exercise of share options in the event of an offer for the company.

Mereo measures the share options under the 2015 Plan at fair value at its grant date in accordance with IFRS 2, “Share-based Payment,” using the Black-Scholes model. The exercise price of the share options under the 2015 Plan is in the range of £1.29 to £2.21 per Mereo Share and the share options were granted between September 2015 and May 2016 with an exercise period of 10 years from the date of grant.

Other inputs to determine the fair value included:

Volatility(1)	56%
Risk-free rate	1.48 to 2.07%
Expected dividends	£nil

(1)	Measured by reference to a basket of similar companies trading on AIM.

The fair value of such share-based compensation is recognized as an expense over the respective vesting period. Share-based compensation expense under the 2015 Plan was £6.2 million in 2016.

Since there is no historical data in relation to the expected life of the share options, the contractual life of the options was used in calculating the expense for the year. Volatility was estimated by reference to the share price volatility of a group of comparable companies over a retrospective year equal to the expected life of the share options.

Share Option Plan

Under the Share Option Plan, Mereo has granted 1,881,555 share options to executive officers and other employees and 84,633 options have lapsed. The weighted-average remaining contractual life for the share options outstanding as of December 31, 2017 and December 31, 2018 was 9.4 years and 8.6, respectively. The weighted-average fair value of options granted during the year ended December 31, 2017 and December 31, 2018 was £1.85 and £2.29 per share, respectively. Share options outstanding as of December 31, 2017 had an exercise price of between £3.03 and £3.23, respectively per share and as of December 31, 2018, between £2.76 and £3.23 per share.

The weighted-average inputs to the models used for the fair value of share options were as follows:

	Year ended December 31
	2017	2018
	(in £)
Expected volatility (%)	49-51	65-67
Risk-free interest rate (%)	1.06-1.33	1.39-1.53
Expected life of share options (years)	10	10
Market price of ordinary shares (£)	3.03-3.23	2.76-3.25
Model used	Black Scholes	Black Scholes

Since there is no historical data in relation to the expected life of the share options, the contractual life of the options was used in calculating the expense for the year. Volatility was estimated by reference to the share price volatility of a group of comparable companies over a retrospective year equal to the expected life of the share options.

Long Term Incentive Plan

Under the LTIP, share options were granted to executive officers on June 9, 2016 and April 4, 2017. 75% of these share options have specific performance conditions and vest up to 33.3% on June 9, 2019 (Tranche 1), 33.3% on June 9, 2020 (Tranche 2) and 33.3% on June 9, 2021 (Tranche 3) depending on achieving share price increases relative to the share price at January 1 2019, January 1, 2020 and January 1, 2021 relative to the share price at admission to AIM. The share options were granted at a weighted-average fair value of £1.34 per Mereo Share and have an exercise price of £nil.

Other inputs used to determine the fair value of the strategic element of the LTIP share options were:

	Tranche 1	Tranche 2	Tranche 3
Volatility	48.9%	48.9%	48.9%
Risk-free rate	0.48%	0.61%	0.74%
Expected dividends	£nil	£nil	£nil

Mereo measures the fair value of the share price element of the LTIP share options at its grant date in accordance with IFRS 2, “Share-based Payment,” using a Monte Carlo simulation model. Share options have an exercise period of one year from vesting date.

25% of the LTIP share options are subject to strategic targets and share options vest three years from the date of grant. LTIP share options were granted at a weighted-average fair value of £1.34 per Mereo Share and have an exercise price of £nil. Mereo measures the fair value of the strategic element of the LTIP share options using the Black-Scholes model.

Other inputs used to determine the fair value of LTIP share options were:

Volatility	48.9%
Risk-free rate	0.74%
Expected dividends	£nil

The fair value of the total share-based compensation is recognized as an expense over the respective vesting period. Share-based compensation expense under the LTIP was £0.2 million in 2018 and £0.3 million in 2017.

Deferred Bonus Share Plan

Under the 2016 DBSP, 100,817 share options were granted to executive officers on April 26, 2018 in respect of the year ended December 31, 2017. Share options have no performance conditions, an exercise price of £nil, a normal vesting date of 3 years from grant and are exercisable within one year of vesting.

Since the 2016 DBSP awards are equity-settled, they are valued using the grant date model based on the fair value at the date of issue. Given there are no market conditions nor any non-vesting conditions, the value of the awards will be the monetary value of the shares issued at the date of issue.

The fair value of such share-based compensation is recognized as an expense over the respective vesting period. Share-based compensation expense under the 2016 DBSP for the years ended December 31, 2018 and 2017 were £nil million and £0.3 million respectively.

Mereo accounts for related social security contributions on all share options as cash-settled share-based payment transactions. Mereo recognizes a liability over the vesting period in respect of share options to be exercised. The total charge in respect of social security was a negative charge of £1.4 million in 2018 and a charge of £1.1 million in 2017.

Mereo expects to grant additional share options that will result in additional share-based compensation expense.

Measuring the Fair Value of Mereo’s Intangible Assets

At each year-end reporting date, Mereo reviews the carrying value of its intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to the income statement.

Mereo considers the future development costs, the probability of successfully progressing each program to product approval and likely commercial returns after product approval, among other factors, when reviewing for indicators of impairment. The results of this testing did not indicate any impairment of the acquired products’ rights in the years ended December 31, 2016 and December 31, 2017.

The acquired development programs are assets which are not used in launched products. These assets have not yet begun to be amortized but have been tested for impairment by assessing their value in use. Value-in-use calculations for each program are utilized to calculate the recoverable amount. The calculations use pre-tax cash flow projections covering the period through product development to commercial sales up to the later of loss of patent protection or market exclusivity, which extend beyond five years from the balance sheet date; no cash flows are included after this date. Approved products are assumed to be out-licensed such that Mereo receives upfront fees, milestone payments, and royalties on sales; therefore, Mereo does not incur any costs of commercialization after out-licensing.

Key assumptions Mereo has used for the value-in-use calculations are described as follows:

•

development costs to obtain regulatory approval—costs are estimated net of any contributions expected from collaborative arrangements with future partners. Mereo’s directors have developed cost estimates based on Mereo’s previous experience and in conjunction with the expertise of Mereo’s clinical development partners;

•

launch dates of products—these reflect Mereo’s expected date of launch for products based on the timeline of development programs required to obtain regulatory approval. The assumptions are based on Mereo’s directors’ prior experience together with the outcome of discussions with regulators;

•	probability of successful development—Mereo estimate probabilities of success for each phase of development based on industry averages and knowledge of specific programs;

•

out-licensing upfront fees, milestones, and royalty rates on sales—Mereo estimate these amounts based on prior experience and access to values from similar transactions in the industry, which are collated and accessible from specialist third-party sources;

•	sales projections—these are based on Mereo’s internal projections using external market data and market research commissioned by us;

•

profit margins and other operational expenses—these are based on Mereo’s internal projections of current product manufacturing costings, with input from manufacturing partners where applicable, and estimates of operating costs based on Mereo’s prior industry experience;

•	cash flow projections—the periods over which cash flows are forecast (based on the current patent protection periods relevant to the asset), are as follows:

•	BCT-197—18 years;

•	BGS-649—17 years;

•	BPS-804—14 years; and

•	MPH-966—16 years

•

discount rates—the discount rate is estimated on a pre-tax basis reflecting Mereo’s estimated cost of capital and is applied consistently across each of the operating segments. The cost of capital in 2018 and 2017 was 15.3%.

At this stage of product development, Mereo believes the key sensitivity for all three development programs is the probability of successful completion of clinical trials in order to obtain regulatory approval for sale. Therefore, full impairment of a development program is expected should such related trials be unsuccessful and development halted.

Determining whether an intangible asset is impaired requires an estimation of whether there are any indications that its carrying value is not recoverable.

Fair Value of Provision for Deferred Cash Consideration

Provision for deferred cash consideration represents the potential future cash payments in respect of the MPH-966 acquisition. As this is in respect of a product which is not yet approved, this provision for deferred cash consideration includes all contingent payments up to the point of exercise of the right to acquire the intellectual property and excludes potential downstream milestones, royalties or other payments because they are unquantifiable. The provision is recognized as a liability at each balance sheet date with the amounts calculated as the risk adjusted net present value of certain future payments Mereo may make. The payments are dependent on reaching specific milestones based on the commencement and outcome of clinical trials.

The total amount of provision for deferred cash consideration at December 31, 2018 was £1.6 million and at December 31, 2017 was £2.1 million.

Key inputs used to determine the value of the provision for deferred consideration include:

•	Discount rate: 15.3%

•	Likely payment date: Based on the expected timing of the ongoing Phase 2 study for MPH-966

•	Risk adjustment: Standard risk adjustments for orphan asset development programs

Fair Value of Deferred Equity Consideration

Deferred equity consideration is accounted for as equity-settled share-based payment transactions in accordance with IFRS 2. Fair value is determined by the share price at the date of purchase.

Deferred Tax and Current Tax Credits

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognized in the statement of operations, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Tax credits are accrued for the year based on calculations that conform to the U.K. research and development tax credit regime applicable to small and medium-sized companies.

Mereo may not be able to continue to claim research and development tax credits in the future under the current research and development tax credit scheme when it becomes a U.S. public company because it may no longer qualify as a small or medium-sized company. However, Mereo may be able to file under a large-company scheme. Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. No deferred tax assets are recognized on Mereo’s losses carried forward because there is currently no indication that Mereo will make sufficient profits to utilize these tax losses.

Fair Value of Warrants

In connection with the borrowings under the credit facility in 2017, we issued to the lenders warrants to subscribe for an aggregate of 363,156 of our ordinary shares at an exercise price of £3.029 per ordinary share and warrants to subscribe for an aggregate of 333,334 of our ordinary shares at an exercise price of £3.30 per ordinary share.

Furthermore, on September 30, 2018, Mereo entered into a revised loan agreement with the intention that this would replace the old loan (with the proceeds of the new loan being used to settle the old loan). The new loan is viewed as a modification of the original loan because it was agreed with the same lenders as under the old loan and the old loan was not repayable at par with no penalty. On the same date, Mereo issued 225,974 additional warrants, for £nil consideration to the lender with the same key terms as the original warrants. The fair value of the additional warrants as of their grant date (September 30, 2018) was £375,343.

The new loan has a principal amount of £20.5 million and will mature on March 1, 2021, unless extended on reaching certain milestones. The modification loss has been calculated accordingly in the amount of £730,037 and has been recognized in profit and loss as of the date of the modification.

The fair value of the warrants is measured using the Black-Scholes model taking into account any appropriate amendments to inputs in respect of volatility and remaining expected life of the warrants.

The weighted-average inputs to the models used for the fair value of warrants granted during the period ended December 31, 2018 were as follows:

Year ended December 31, 2018
(in £)
Expected volatility (%)	65
Risk-free interest rate (%)	1.56
Expected life of share options (years)	10
Market price of ordinary shares (£)	2.31
Model used	Black Scholes

The fair value of the warrants at December 31, 2018 was £1.0 million. The carrying value of the loan at December 31, 2018 was £19.4 million.

Recent Accounting Pronouncements

Mereo refers to Note 2.2 to its consolidated financial statements for the year ended December 31, 2018 included elsewhere in this annual report for a discussion of new standards and interpretations not yet adopted by Mereo.

During the year ended December 31, 2018, Mereo adopted IFRS 9 Financial Instruments (as revised in July 2014, “IFRS 9”) and the related consequential amendments to other IFRSs. IFRS 9 introduces new requirements for (i) the classification and measurement of financial assets and financial liabilities, (ii) impairment for financial assets, (iii) general hedge accounting and (iv) new accounting for certain modifications and exchanges of financial liabilities measured at amortised cost. The only impact on Mereo is in relation to the non-substantial modification of the convertible loan notes, as detailed below. Mereo has applied IFRS 9 in full without restating comparatives with an initial date of application of January 1, 2018.

In relation to the non-substantial modification of financial liabilities, IFRS 9 requires the recognition of a modification gain or loss for exchanges or modifications of financial liabilities that do not result in derecognition of the financial liability. As a result, under IFRS 9 the carrying value of the convertible loan notes at the date of modification, as more fully described in Mereo’s unaudited consolidated interim financial statements for the year ended December 31, 2018 included elsewhere in this annual report, was adjusted to recognize the modification gain in the retained earnings as of the date of initial application of IFRS 9 (January 1, 2018).

Interest bearing loans and borrowings—Convertible loan notes

(in £)
At January 1, 2018 calculated under IAS 39	1,977,393
Amounts restated through retained earnings	(123,865)

At January 1, 2018 under IFRS 9	1,853,528

5.C. Research and development, patents and licenses, etc.

For a description of the Company’s research and development policies for the last three years see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Overview—Research and Development Expenses.” For a description of Mereo’s intellectual property, see “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

5.D. Trend Information

We are currently in the development stage and we expect to remain in that stage for the upcoming year, and therefore trends relating to production, sales, inventory, backlog and selling prices are not applicable. See “—A. Operating Results.”

5.E. Off-Balance Sheet Arrangements

We did not have during the period presented, and do not currently have, any off-balance sheet arrangements.

5.F. Contractual Obligations

The table below summarizes Mereo’s contractual obligations at December 31, 2018.

	Payments Due by Period
	Up to 1 year	1-3 Years	3-5 Years	Over 5 Years	Total
	(in thousands of pounds)
Novartis Notes(1)	82	2,162	—	—	2,327
Bank loan(2)	8,260	15,589	—	—	23,849
Operating lease(3)	332	204	—	—	536

Total	8,674	17,955	—	—	26,712

(1)	Includes interest. See “—B. Liquidity and Capital Resources—Indebtedness—Novartis Notes.”
(2)	Includes interest. See “—B. Liquidity and Capital Resources—Indebtedness—Novartis Notes.”
(3)

Reflects payments due for Mereo’s office lease under a lease agreement that expires in August 2025. Mereo may terminate this agreement in August 2020 and, as such, no amounts due under the agreement after August 2020 are reflected.

As further described above under “—A. Operating Results—Asset Purchase Agreements with Novartis” and “—A. Operating Results—License Agreement with AstraZeneca,” under various agreements with Novartis and AstraZeneca, Mereo has agreed to make milestone payments and pay royalties. Mereo has not included any deferred payment obligations, such as milestones or royalties, in the table above, as the amount, timing, and likelihood of such payments are not known and will remain uncertain for the foreseeable future.

In addition, Mereo enters into contracts in the ordinary course of business with CROs, CMOs, and other vendors to assist in the performance of its research and development activities and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancelable contracts and not included in the table of contractual obligations and commitments.

5.G. Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See the section titled “Special Note Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management And Employees

6.A. Directors, Senior Management and Employees

Executive Officers and Directors

The following table presents information about Mereo’s executive officers and directors, including their ages, as of the date of this annual report:

Name	Age	Position
Executive Officers
Denise Scots-Knight, Ph.D.	59	Chief Executive Officer and Director
Richard Jones	52	Chief Financial Officer and Director
Alastair MacKinnon, MBBS	48	Chief Medical Officer
John Richard	61	Head of Corporate Development
Charles Sermon	49	General Counsel
Alexandra (Wills) Hughes-Wilson	47	Head of Patient Access and Commercial Planning
Non-Executive Directors
Peter Fellner, Ph.D.	75	Chairman of the Board
Peter Bains	61	Director
Paul Blackburn	64	Director
Anders Ekblom, M.D., Ph.D.	64	Director
Kunal Kashyap	54	Director
Deepika R. Pakianathan, Ph.D.	54	Director
Michael S. Wyzga	64	Director

The current business addresses for Mereo’s executive officers and directors is c/o Mereo BioPharma Group plc, 4th Floor, One Cavendish Place, London, W1G 0QF, United Kingdom.

The following are brief biographies of Mereo’s executive officers and directors:

Denise Scots-Knight, Ph.D. Dr. Scots-Knight has served as Mereo’s Chief Executive Officer since July 2015 and as a member of the Mereo Board since Mereo’s formation. From 2010 until joining Mereo, Dr. Scots-Knight was the Managing Partner of Phase4 Partners Ltd. (“Phase4”), a global life science venture capital firm. Dr. Scots-Knight is currently a board member of Phase4 and of Elanco Animal Health Incorporated. Dr. Scots-Knight holds a B.Sc. (Hons.) and a Ph.D. from Birmingham University.

Richard Jones. Mr. Jones has served as Mereo’s Chief Financial Officer and as a member of the Mereo Board since January 2017. From 2011 until joining Mereo, Mr. Jones was the Chief Financial Officer and Company Secretary of Shield Therapeutics plc, where he also served as a Non-Executive Director from 2010 to 2011. Mr. Jones serves as a non-executive director on the board of Alliance Pharma plc. Mr. Jones is a qualified chartered accountant (ACA) with the Institute of Chartered Accountants in England and Wales (ICAEW) and holds a B.Eng. (Hons.) from the University of Newcastle upon Tyne.

Alastair MacKinnon, MBBS. Dr. MacKinnon has served as Mereo’s Chief Medical Officer since July 2015. From 2010 until joining Mereo, Dr. MacKinnon was a Partner of Phase4, where he currently serves as a member of the board of directors. Dr. MacKinnon holds a B.Sc. and a MBBS from King’s College London and is a Member of the Royal College of Surgeons in Edinburgh.

John Richard. Mr. Richard has served as Mereo’s Head of Corporate Development since July 2015. Prior to joining Mereo, he was a consultant for Nomura, a global investment bank, and Phase4. Mr. Richard serves on the boards of Vaxart, Inc., Catalyst Biosciences, QUE Oncology, and Phase4. Mr. Richard holds a B.S. from Stanford University and an MBA from Harvard Business School.

Charles Sermon. Mr. Sermon has served as Mereo’s General Counsel and Company Secretary since July 2015. From 2010 until joining Mereo, Mr. Sermon was a Partner of Phase4, where he currently serves as a member of the board of directors. Mr. Sermon trained and qualified as a lawyer with Freshfields after completing the Law Society’s Final Examination. Mr. Sermon holds an LL.B. (Hons.) from Hull University.

Alexandra (Wills) Hughes-Wilson. Ms. Hughes-Wilson has served as Mereo’s Head of Patient Access and Commercial Planning since March 2018. Prior to joining Mereo, Ms. Hughes-Wilson was Senior Vice President, Chief Patient Access Officer at Swedish Orphan Biovitrum (publ.) AB, a biotechnology company, from 2012 to 2018, and prior to that served as Vice President Health & Market Access Policy EMEA at Genzyme (now Sanofi Genzyme), a biotechnology company. Ms. Hughes-Wilson holds a Bachelor’s Degree in Law and Politics (Hons.) from the University of Durham, U.K.

Peter Fellner, Ph.D. Dr. Fellner has been Chairman of the Mereo Board since July 2015. He also serves as Chairman of the board of directors of Consort Medical plc, and was Chairman of the board of directors of Ablynx NV from November 2013 until January 2018 and Vernalis plc until October 2018. Dr. Fellner was previously Chairman of the board of directors of Acambis plc from 2006 until its acquisition by Sanofi Pasteur and Optos plc from 2000 until its acquisition by Nikon Corporation, and Vice Chairman of Astex Pharmaceuticals Inc. until its acquisition by Otsuka Pharmaceutical Company. He also served as a Director of UCB SA and was CEO and then Chairman of Celltech Group plc. Dr. Fellner holds a B.Sc. (Hons.) from the University of Sheffield and a Ph.D. from the University of Cambridge.

Peter Bains. Mr. Bains has served on the Mereo Board since July 2015. Mr. Bains was Representative Executive Officer and Chief Executive Officer of Sosei Group Corporation, a biotechnology company until 31 December 2018. Previously, he was Chief Executive Officer of Syngene International Ltd. (“Syngene”), and served as a Non-Executive Director until 2016. Mr. Bains currently serves as Non-Executive Director for Phase4 and MiNA Therapeutics Ltd. Mr. Bains served as Non-Executive Chairman of Fermenta Biotech Ltd. until April 2018. Mr. Bains holds a B.Sc. (Hons.) from Sheffield University.

Paul Blackburn. Mr. Blackburn has served on the Mereo Board since October 2015. Mr. Blackburn was Senior Vice President Strategic Finance Projects and Financial Controller at GlaxoSmithKline. Mr. Blackburn currently serves on the Board of Directors of Syngene. Mr. Blackburn is a member of the Chartered Institute of Managed Accountants. Mr. Blackburn holds a B.Sc. from Warwick University.

Anders Ekblom, M.D., Ph.D. Dr. Ekblom has served on the Mereo Board since July 2015. Dr. Ekblom has held a number of executive positions at AstraZeneca, including Executive Vice President Global Drug Development, Executive Vice President Global Medicines Development, Global Head Clinical Development, Global Therapy Area Head, Global Head Science & Technology Integration, and Chief Executive Officer of AstraZeneca AB Sweden. He currently serves as Chairman of the Board of Elypta AB and TFS International AB, and on the boards of directors of Alligator Bioscience AB, AnaMar AB, Infant Bacterial Therapeutics AB and LEO Pharma A/S. Dr. Ekblom is a board-certified medical doctor and an Associate Professor at the Karolinska Institutet. Dr. Ekblom holds a D.D.S., M.D. and Ph.D. from Karolinska Institutet.

Kunal Kashyap. Mr. Kashyap has served on the Mereo Board since July 2015. Mr. Kashyap is Chairman and Managing Director of Allegro Capital Advisors and also serves as an Independent Director of GlaxoSmithKline Consumer Healthcare Ltd and a Non-Executive Director of Phase4. Mr. Kashyap was a partner with Arthur Andersen responsible for establishing and managing their operations in South India. Mr. Kashyap is also the Founder and was the Executive Director of Celstream Technologies Private Limited. Mr. Kashyap is a Chartered Accountant from the Institute of Chartered Accountants of India.

Deepika R. Pakianathan, Ph.D. Dr. Pakianathan has served on the Mereo Board since April 2019 following completion of the Merger and served as a director of OncoMed since December 2008 until the closing of the Merger. Since 2001, Dr. Pakianathan has been a Managing Member at Delphi Ventures, a venture capital firm focused on biotechnology and medical device investments. Dr. Pakianathan serves on the boards of directors of Alder Biopharmaceuticals, Inc., Karyopharm Therapeutics, Inc., and Calithera Biosciences, Inc. Dr. Pakianathan previously served on the boards of directors of Alexza Pharmaceuticals, Inc., PTC Therapeutics, Inc. and Relypsa, Inc. Dr. Pakianathan received a B.Sc. from the University of Bombay, India, a M.Sc. from The Cancer Research Institute at the University of Bombay, India, and an M.S. and Ph.D. from Wake Forest University.

Michael S. Wyzga. Mr. Wyzga has served on the Mereo Board since April 2019 following completion of the Merger and had served as a director of OncoMed since October 2013 until the closing of the Merger. Mr. Wyzga is currently the President of MSW Consulting Inc., a strategic consulting group focused in the life sciences area. From December 2011 until November 2013, Mr. Wyzga served as President and Chief Executive Officer and a member of the board of directors of Radius Health, Inc. Prior to that, Mr. Wyzga served in various senior management positions at Genzyme Corporation, including as Chief Financial Officer from July 1999 until November 2011. Mr. Wyzga is a member of the boards of directors of Exact Sciences Corporation and LogicBio, and is Chairman of the board of directors of GenSight Biologics S.A. and of X4 Biologics. Mr. Wyzga previously served as a member of the boards of directors of Idenix Pharmaceuticals, Inc. and Altus Pharmaceuticals, Inc., and as a member of the supervisory board of Prosensa Holding B.V. He received an M.B.A. from Providence College and a B.S. from Suffolk University.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

6.B. Compensation

Executive Officer Remuneration

The following table sets forth the approximate remuneration paid during the year ended December 31, 2018.

Name and Principal Position	Salary (£)	Cash Bonus(1) (£)	All Other Compensation(2) (£)	Total(3) (£)
Denise Scots-Knight, Ph.D.	379,600	303,680	64,560	747,840
Richard Jones	260,000	208,000	33,481	501,481
Alastair MacKinnon, MBBS	281,600	225,280	30,698	537,578
John Richard(4)	277,861	230,053	—	507,914
Charles Sermon	282,490	225,992	34,975	543,457
Alexandra Hughes-Wilson	63,750	30,000	6,375	100,125

(1)

Amount shown reflects cash bonuses awarded for achievement of performance goals. In 2018, 30% of the annual cash bonus awarded was made (after deduction of income tax and the relevant employee’s national insurance contributions) to Mereo’s current executive officers to acquire Mereo ordinary shares under the 2019 DBP (as defined below). See “—D. Share Ownership—Equity Compensation Arrangements.”

(2)	Amount shown represents health benefit payments and pension contributions made by us.
(3)

Total compensation set out in this table does not include any amounts for awards under the 2016 DBSP or the value of options to acquire Mereo ordinary shares or awards granted to or held by current senior management, which is described in “—Equity Compensation Arrangements.”

(4)

Mr. Richard provided services to Mereo in 2018 under a consultancy agreement and currently provides services to Mereo under a consultancy agreement and an employment agreement. These agreements are described in “—Executive Officer Employment and Consultancy Agreements—John Richard.”

Executive Officer Employment and Consultancy Agreements

Denise Scots-Knight, Ph.D.

Mereo entered into an employment agreement with Dr. Scots-Knight on July 29, 2015. This agreement entitles Dr. Scots-Knight to receive an initial annual base salary of £275,000 (which was subsequently increased to £379,600 for 2018 and to £390,988 for 2019) and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with Mereo’s annual bonus plan. Mereo currently contributes to Dr. Scots-Knight’s Self-Invested Personal Pension Scheme an amount equal to 15% of Dr. Scots-Knight’s annual salary, provided that she contributes 4% or more of her annual salary to that scheme. In lieu of a pension contribution, Mereo may, at Dr. Scots-Knight’s request, pay a pro-rata amount equal to 10% of her base salary as additional compensation. Either party may terminate the employment agreement by giving the other party not less than 12 months’ written notice, provided that Mereo may terminate Dr. Scots-Knight at any time with immediate effect for cause or by giving written notice to Dr. Scots-Knight that Mereo will instead pay her basic salary for any remaining notice period. Dr. Scots-Knight’s employment agreement also contains restrictive covenants pursuant to which she has agreed to refrain from competing with Mereo or soliciting Mereo’s key employees for a period of six months following her termination of employment or soliciting Mereo’s customers for a period of nine months following her termination of employment.

Richard Jones

Mereo entered into an employment agreement with Mr. Jones on November 7, 2016 pursuant to which he commenced employment with Mereo on January 28, 2017. This agreement entitles Mr. Jones to receive an initial annual base salary of £250,000 (which was subsequently increased to £260,000 for 2018 and to £291,200 for 2019) and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with Mereo’s annual bonus plan. Mr. Jones is also eligible to participate in Mereo’s group personal pension scheme and Mereo has agreed to contribute to the pension scheme an amount equal to 10% of Mr. Jones’s annual salary provided that he contributes 4% or more of his annual salary to that scheme. In lieu of a pension contribution, Mereo may, at Mr. Jones’s request, pay a pro-rata amount equal to 10% of his base salary as additional compensation. Either party may terminate the employment agreement by giving the other party not less than six months’ written notice, provided that Mereo may terminate Mr. Jones at any time with immediate effect for cause or by giving written notice to Mr. Jones that Mereo will instead pay his basic salary for any remaining notice period. Mr. Jones’s employment agreement also contains restrictive covenants pursuant to which he has agreed to refrain from competing with Mereo or soliciting Mereo’s key employees for a period of six months following his termination of employment or soliciting Mereo’s customers for a period of nine months following his termination of employment.

Alastair MacKinnon, MBBS

Mereo entered into an employment agreement with Dr. MacKinnon on July 29, 2015, and subsequently amended the agreement on November 24, 2017. This agreement entitles Dr. MacKinnon to receive an initial annual base salary of £210,000 (which was subsequently increased to £281,600 for 2018 and to £290,048 for 2019) and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with Mereo’s annual bonus plan.

Dr. MacKinnon is also eligible to participate in Mereo’s group personal pension scheme and Mereo has agreed to contribute to the pension scheme an amount equal to 10% of Dr. MacKinnon’s annual salary provided that he contributes 4% or more of his annual salary to that scheme. In lieu of a pension contribution, Mereo may, at Dr. MacKinnon’s request, pay a pro-rata amount equal to 10% of his base salary as additional compensation. Either party may terminate the employment agreement by giving the other party not less than six months’ written notice, provided that Mereo may terminate Dr. MacKinnon at any time with immediate effect for cause or by giving written notice to Dr. MacKinnon that Mereo instead pay his basic salary for any remaining notice period. Dr. MacKinnon’s employment agreement also contains restrictive covenants pursuant to which he has agreed to refrain from competing with Mereo for a period of three months following his termination of employment, soliciting Mereo’s key employees for a period of six months following his termination of employment, or soliciting Mereo’s customers for a period of nine months following his termination of employment.

John Richard

Mereo entered into a consultancy agreement with Mr. Richard on February 1, 2018, pursuant to which he provided services to Mereo during 2018 and which has subsequently expired. Mr. Richard currently provides services to Mereo pursuant to an employment agreement dated February 26, 2018 (the “Richard Employment Agreement”), and a consultancy agreement dated January 23, 2019 (the “Richard Consulting Agreement”).

The Richard Employment Agreement entitles Mr. Richard to receive an initial base salary of £3,900 per month, which was subsequently increased to £4,017 per month from January 2019, and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with Mereo’s annual bonus plan. Mr. Richard is also eligible to participate in Mereo’s group personal pension scheme and Mereo has agreed to contribute to the pension scheme an amount equal to 10% of Mr. Richard’s annual salary provided that he contributes 4% or more of his annual salary to that scheme. In lieu of a pension contribution, Mereo may, at Mr. Richard’s request, pay a pro-rata amount equal to 10% of his base salary as additional compensation. Either party may terminate the employment agreement by giving the other party not less than six months’ written notice, provided that Mereo may terminate Mr. Richard at any time with immediate effect for cause or by giving written notice to Mr. Richard that Mereo will instead pay his basic salary for any remaining notice period. Mr. Richard’s employment agreement also contains restrictive covenants pursuant to which he has agreed to refrain from competing with Mereo or soliciting Mereo’s key employees for a period of six months following his termination of employment, or soliciting Mereo’s customers for a period of nine months following his termination of employment.

Pursuant to the Richard Consulting Agreement, Mr. Richard also provides services to Mereo as a consultant. The Richard Consulting Agreement is expected to remain in effect until January 31, 2020. The Richard Consulting Agreement entitles Mr. Richard to receive a retainer of $26,316 per month and an opportunity to earn a one-time discretionary payment from Mereo based upon the achievement of agreed-upon performance goals with regard to the preceding 12-month period.

Charles Sermon

Mereo entered into an employment agreement with Mr. Sermon on July 29, 2015. This agreement entitles Mr. Sermon to receive an initial annual base salary of £245,000 (which was subsequently increased to £282,490 for 2018 and to £290,964 for 2019) and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with Mereo’s annual bonus plan. Mereo has agreed to contribute to Mr. Sermon’s Self-Invested Personal Pension Scheme an amount equal to 10% of Mr. Sermon’s annual salary provided that he contributes 4% or more of his annual salary to that scheme. In lieu of a pension contribution, Mereo may, at Mr. Sermon’s request, pay a pro-rata amount equal to 10% of his base salary as additional compensation. Either party may terminate the employment agreement by giving the other party not less than six months’ written notice, provided that Mereo may terminate Mr. Sermon at any time with immediate effect for cause or by giving written notice to Mr. Sermon that Mereo will instead pay his basic salary for any remaining notice period. Mr. Sermon’s employment agreement also contains restrictive covenants pursuant to which he has agreed to refrain from competing with Mereo or soliciting Mereo’s key employees for a period of six months following his termination of employment or soliciting Mereo’s customers for a period of nine months following his termination of employment.

Alexandra (Wills) Hughes-Wilson

Mereo entered into a part-time employment agreement with Ms. Alexandra (Wills) Hughes-Wilson on February 19, 2018, and subsequently amended the agreement on May 29, 2018 and on March 8, 2019. Ms. Hughes-Wilson commenced part-time employment with Mereo as its Head of Patient Access and Commercial Planning on March 5, 2018. The employment agreement entitles Ms. Hughes-Wilson to receive an initial annual base salary of £185,400 and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with Mereo’s annual bonus plan.

Ms. Hughes-Wilson is also eligible to participate in Mereo’s group personal pension scheme and Mereo has agreed to contribute to the pension scheme an amount equal to 10% of Ms. Hughes-Wilson annual salary provided that she contributes 4% or more of her annual salary to that scheme. In lieu of a pension contribution, Mereo may, at Ms. Hughes-Wilson’s request, pay a pro-rata amount equal to 10% of her base salary as additional compensation. Either party may terminate the employment agreement by giving the other party not less than six months’ written notice, provided that Mereo may terminate Ms. Hughes-Wilson at any time with immediate effect for cause or by giving written notice to Ms. Hughes-Wilson that Mereo instead pay her basic salary for any remaining notice period. Ms. Hughes-Wilson’s employment agreement also contains restrictive covenants pursuant to which she has agreed to refrain from competing with Mereo or soliciting its key employees for a period of six months following her termination of employment or soliciting Mereo customers for a period of nine months following her termination of employment.

Equity Compensation Awards to Directors and Executive Officers of Mereo

The following table summarizes: (i) the outstanding number of options and awards under the equity incentive plans; and (ii) the number of shares granted to the current directors, executive officers, and non-executive directors, as of December 31, 2018:

Name	Ordinary Shares	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share (£)	Grant Date	Expiration Date
Denise Scots-Knight, Ph.D.		1,544,745	1.29	September 25, 2015	September 25, 2025
		461,538	nil	June 9, 2016	June 9, 2026
		25,319	nil	April 4, 2017	April 4, 2021
		32,205	nil	April 26, 2018	January 31,2022
	844,199	N/A	N/A	N/A	N/A
Richard Jones	—	650,000	3.02	April 4, 2017	April 4, 2027
		185,950	nil	April 4, 2017	June 9, 2026
		22,058	nil	April 26, 2018	January 31, 2022

Alastair MacKinnon, MBBS		772,371	1.29	September 25, 2015	September 25, 2025
		234,162		June 9, 2016	June 9, 2026
		17,127		April 4, 2017	April 4, 2021
		22,588		April 26, 2018	January 31, 2022
	425,974	N/A	N/A	N/A	N/A

John Richard		772,371	1.29	September 25, 2015	September 25, 2025
		50,000	2.321	June 1, 2016	June 1, 2026
	249,658	N/A	N/A	N/A	N/A

Charles Sermon		772,371	1.29	September 25, 2015	September 25, 2025
		269,796	nil	June 9, 2016	June 9, 2026
		19,734	nil	April 4, 2017	April 4, 2021
		23,966	nil	April 26, 2018	January 31, 2022
	524,504	N/A	N/A	N/A	N/A

Alexandra (Wills) Hughes-Wilson	—	30,769	3.25	May 2, 2018	May 2, 2028
		9,231	3.25	May 2, 2018	May 2, 2028

Peter Fellner		1,692,673	1.29	September 29, 2015	September 29, 2025
	10,000	N/A	N/A	N/A	N/A

Peter Bains		710,583	1.29	September 29, 2015	September 29, 2025
	107,906	N/A	N/A	N/A	N/A

Paul Blackburn		236,974	1.84	May 11, 2016	May 11, 2026
	22,624	N/A	N/A	N/A	N/A

Anders Ekblom		216,264	1.29	September 29, 2015	September 29, 2025
	93,002	N/A	N/A	N/A	N/A

Kunal Kashyap		216,264	1.29	September 29, 2015	September 29, 2025
	1,497,735	N/A	N/A	N/A	N/A

For a description of the equity incentive plans see “—E. Share Ownership—Equity Compensation Arrangements.”

Non-Employee Directors Remuneration

The following table sets forth the remuneration paid during 2018 to the current non-employee directors, all of which was in the form of annual fees:

Name	Annual Fees (£)
Peter Bains	44,000
Paul Blackburn	48,000
Anders Ekblom	48,000
Peter Fellner	100,000
Kunal Kashyap	40,000

Non-Employee Director Service Contracts

The remuneration of the non-executive directors is determined by the Mereo Board as a whole, based on a review of current practices in other companies. Mereo has entered into service contracts with Mereo’s directors for their services, which are subject to a three-month termination period. There are no arrangements under which any non-executive director is entitled to receive compensation upon the early termination of his or her appointment.

Pension, Retirement or Similar Benefits

Mereo operates a defined contribution pension scheme which is available to all employees. Mereo makes payments of up to 10% of basic salary for executives (up to 15% for Mereo’s Chief Executive Officer) into any pension scheme or similar arrangement as the participating executive may reasonably request (or a payment in lieu thereof). Such payments are not counted for the purposes of determining bonuses or awards under the LTIP. The total amount set aside or accrued by Mereo to provide pension, retirement or similar benefits to Mereo’s current directors and Mereo’s senior management with respect to 2018 was £145,724, which represents contributions made by Mereo in 2018 in respect of a defined contribution scheme.

6.C. Board practices

Composition of the Mereo Board

The Mereo Board currently consists of nine members. None of the members of the Mereo Board have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and each is “independent” as that term is defined under the rules of Nasdaq. As a foreign private issuer, Mereo is not required to meet the Nasdaq rule that the Mereo Board be comprised of a majority of independent directors. However, Mereo currently complies and intends to continue to comply with this requirement.

In accordance with Mereo’s Articles, each of its directors serves for a term of three years. Retiring directors are eligible for re-election and, if no other director is elected to fill his or her position and the director is willing, shall be re-elected by default. The current term for all of its directors expires in 2021, except for Mr. Jones, whose current term expires in 2020, and for Michael S. Wyzga and Deepika R. Pakianathan, who each will retire at Mereo’s next annual general meeting. The Articles provide that if a director has been appointed by the Mereo Board since the previous annual general meeting, he or she shall retire. In accordance with the Articles, Mr. Wyzga and Ms. Pakianathan shall both retire but will be eligible for re-appointment at Mereo’s next annual general meeting. Mereo’s shareholders elect directors in accordance with Mereo’s Articles. If Mereo’s shareholders do not elect a new director, then the retiring director may, if willing to serve, continue as a director. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Directors—Appointment of Directors.”

Insurance and Indemnification

To the extent permitted by the U.K. Companies Act 2006, Mereo is empowered to indemnify its directors against any liability they incur by reason of their directorship. Mereo maintains directors’ and officers’ insurance to ensure such persons against certain liabilities. Mereo has entered into a deed of indemnity with each of its directors.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to the Mereo Board, executive officers, or persons controlling Mereo pursuant to the forgoing provisions, Mereo has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Committees of the Mereo Board

The Mereo Board has four standing committees: an audit and risk committee, a remuneration committee, a nomination committee, and a research and development committee.

Audit and Risk Committee

The audit and risk committee, which consists of Paul Blackburn, Kunal Kashyap and Anders Ekblom, assists the board in overseeing Mereo’s accounting and financial reporting processes and the audits of Mereo’s financial statements. Mr. Blackburn serves as Chairman of the committee. The audit and risk committee consists exclusively of members of the Mereo Board who are financially literate, and Mr. Blackburn is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. All of the members of the audit and risk committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit and risk committee is governed by a charter that complies with Nasdaq rules.

The audit and risk committee’s responsibilities include:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by Mereo’s independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

•	reviewing and discussing with the executive officers, the board, and the independent auditor Mereo’s financial statements and Mereo’s financial reporting process; and

•	approving or ratifying any related person transaction (as defined in Mereo’s related person transaction policy) in accordance with Mereo’s related person transaction policy.

The audit and risk committee meets as often as one or more members of the audit and risk committee deem necessary, but in any event meets at least four times per year. The audit and risk committee meets at least once per year with Mereo’s independent accountant, without Mereo’s senior management being present.

Remuneration Committee

The remuneration committee, which consists of Peter Bains and Anders Ekblom, assists the board in determining senior management compensation. Dr. Ekblom serves as Chairman of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from Mereo other than standard board member fees. However, foreign private issuers are not required to meet this heightened standard. Nonetheless, Mr. Bains and Dr. Ekblom meet this heightened standard. The remuneration committee is governed by a charter that complies with Nasdaq rules.

The remuneration committee’s responsibilities include:

•	identifying, reviewing, and proposing policies relevant to senior management compensation;

•	evaluating each member of senior management’s performance in light of such policies and reporting to the board;

•	analyzing the possible outcomes of the variable compensation components and how they may affect the compensation of senior management;

•

recommending any equity long-term incentive component of each member of senior management’s compensation in line with any compensation policy and reviewing Mereo’s senior management compensation and benefits policies generally; and

•	reviewing and assessing risks arising from Mereo’s compensation policies and practices.

Nomination Committee

The nomination committee, which consists of Peter Bains, Anders Ekblom, and Peter Fellner, assists the Mereo Board in identifying individuals qualified to become members of the Mereo Board and senior management consistent with criteria established by the Mereo Board and in developing Mereo’s corporate governance principles. Dr. Fellner serves as Chairman of the nomination committee. The nomination committee is governed by a charter that complies with Nasdaq rules.

The nomination committee’s responsibilities include:

•	drawing up selection criteria and appointment procedures for board members;

•	reviewing and evaluating the size and composition of the Mereo Board and making a proposal for a composition profile of the board at least annually;

•	recommending nominees for election to the Mereo Board and its corresponding committees;

•	assessing the functioning of individual members of the board and senior management and reporting the results of such assessment to the board; and

•	developing and recommending to the board rules governing the board, reviewing and reassessing the adequacy of such rules governing the board, and recommending any proposed changes to the board.

Research and Development Committee

The research and development committee, which consists of Peter Bains and Anders Ekblom, assists Mereo’s senior management with oversight and guidance related to research and development matters and provides guidance and makes recommendations to the Mereo Board regarding research and development matters.

The research and development committee’s responsibilities include oversight of:

•	Mereo’s strategic development plans for products, taking into account any regulatory feedback; and

•	the acquisition of new products.

In addition, the research and development committee is tasked with keeping itself informed of strategic issues and commercial changes affecting Mereo’s development programs and potential product acquisitions.

6.D. Employees

As of December 31, 2018, 2017 and 2016, Mereo had 37, 31 and 24 employees, respectively. Following the Merger, Mereo had 50 employees. All of Mereo’s employees are engaged in either general and administrative or research and development functions. None of Mereo’s employees are covered by a collective bargaining agreement.

6.E. Share Ownership

The following table sets forth information relating to the beneficial ownership of Mereo ordinary shares as of April 24, 2019 by each member of the Mereo Board and each of Mereo’s other executive officers.

The number of Mereo ordinary shares beneficially owned by each board member or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of April 24, 2019 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Mereo ordinary shares held by that person.

The percentage of Mereo ordinary shares beneficially owned as of April 24, 2019 is computed on the basis of 96,023,592 Mereo ordinary shares outstanding as of April 24, 2019. As of the date of this annual report, Mereo’s share capital (fully subscribed and paid up) is 96,023,592 Mereo ordinary shares. Mereo ordinary shares that a person has the right to acquire within 60 days of April 24, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all board members and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Mereo BioPharma Group plc, 4th Floor, One Cavendish Place, London W1G 0QF, United Kingdom

Name of beneficial owner	Number of ordinary shares Beneficially Owned(1)	Percentage of ordinary shares Beneficially Owned(1)
	as of April 24, 2019
Executive Officers and Directors:
Denise Scots-Knight, Ph.D.(2)	2,292,358	2.4
Richard Jones	—	—
Alastair MacKinnon, MBBS(3)	1,150,083	1.2
John Richard(4)	1,009,191	1.1
Charles Sermon(5)	1,248,613	1.3
Peter Fellner, Ph.D.(6)	1,702,673	1.8
Peter Bains(7)	818,489		*
Paul Blackburn(8)	180,608		*
Anders Ekblom, M.D., Ph.D.(9)	309,266		*
Kunal Kashyap(10)	1,713,999	1.8
Alexandra (Wills) Hughes-Wilson	—	—
Deepika R. Pakianathan, Ph.D.	1,283,670	1.3
Michael S. Wyzga	—	—

*	Indicates beneficial ownership of less than 1% of the total outstanding Mereo ordinary shares.
(1)	Ordinary shares figures include ordinary shares represented by ADSs.
(2)

Includes 6,300 Mereo ordinary shares held by Dr. Scots-Knight’s husband and options to purchase 2,063,807 Mereo ordinary shares that are or will be immediately exercisable within 60 days of April 24, 2019.

(3)	Includes options to purchase 1,046,248 Mereo ordinary shares that are or will be immediately exercisable within 60 days of April 24, 2019.
(4)	Includes options to purchase 822,371 Mereo ordinary shares that are or will be immediately exercisable within 60 days of April 24, 2019.
(5)	Includes options to purchase 1,085,867 Mereo ordinary shares that are or will be immediately exercisable within 60 days of April 24, 2019.
(6)	Includes options to purchase 1,692,673 Mereo ordinary shares that are or will be immediately exercisable within 60 days of April 24, 2019.
(7)	Includes options to purchase 710,583 Mereo ordinary shares that are or will be immediately exercisable within 60 days of April 24, 2019.
(8)	Includes options to purchase 157,984 Mereo ordinary shares that are or will be immediately exercisable within 60 days of April 24, 2019.
(9)	Includes options to purchase 216,264 Mereo ordinary shares that are or will be immediately exercisable within 60 days of April 24, 2019.
(10)	Includes options to purchase 216,264 Mereo ordinary shares that are or will be immediately exercisable within 60 days of April 24, 2019.

To Mereo’s knowledge, and other than changes in percentage ownership as a result of the shares issued in connection with Mereo’s initial public offering in the United Kingdom, there has been no significant change in the percentage ownership held by the major shareholders listed above in the last three years, except as discussed in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Subscription Agreement.”

Equity Compensation Arrangements

Mereo has granted or may grant or intend to grant share options and awards under the following five equity award plans (the “Mereo Share Plans”): (i) the 2015 Plan; (ii) the Share Option Plan; (iii) the LTIP; (iv) the 2016 DBSP; (v) the Mereo 2019 DBP; (vi) the Mereo 2019 Equity Incentive Plan (the 2019 Plan), (vii) the 2019 NED Equity Incentive Plan (the 2019 NED plan) (each as defined below).

The 2015 Plan

Prior to the admission of Mereo ordinary shares to trading on AIM (“Admission”), Mereo granted options under the 2015 Plan. No further grants have been made under the 2015 Plan since Admission.

Eligibility, Awards and Administration

The 2015 Plan provides for the grant of options to executive directors, non-executive directors, employees and consultants.

Options granted under the 2015 Plan vest in accordance with the vesting schedule set out in each option holder’s option agreement, in normal circumstances, between the first and fourth anniversary (or between the first and third anniversary for non-executive directors) of the vesting start date (typically the date of commencement of employment, appointment as a director, or entering into a consultancy agreement with us).

Admission did not automatically accelerate the vesting of options, and unvested options continue to vest in accordance with their original vesting schedule, subject to the rules of the 2015 Plan. The options are not subject to performance conditions other than continued service.

Options are not automatically exercisable on vesting, but upon Admission became exercisable to the extent vested. Options may generally be exercised until the day immediately preceding the tenth anniversary of the date of grant.

Options have been granted under the 2015 Plan with an exercise price ranging from £1.29 per Mereo ordinary share to £2.21 per Mereo ordinary share.

Plan Leavers

Options held by option holders who leave their office or employment will lapse immediately, unless the option holder is a Good Leaver (as defined in the plan rules). If the option holder is a Good Leaver, the option may be exercised to the extent vested at the date of cessation of services and for such period as the Mereo Board determines and communicates to the option holder at that time (except upon death, in which case, options may be exercised for a period of one year), after which time they will lapse.

Certain Transactions

Under the 2015 Plan, certain corporate events such as a Takeover or a Trade Sale (as defined in the plan rules) will accelerate the vesting of all unvested options upon the occurrence of such event. Options will then be exercisable for a period of 40 days thereafter, after which they will lapse.

Adjustments

In the event of any capitalization, rights issue, consolidation, subdivision, reduction or any other variation of Mereo’s share capital, the number of Mereo ordinary shares subject to an option and the exercise price applying to an option may be varied in such manner as the Mereo Board may determine.

Amendment and Termination

The Mereo Board may, at any time, amend the rules of the 2015 Plan with effect from a current, future or past date by way of a resolution, except that no amendment may be made which would abrogate or adversely affect the subsisting rights of option holders, unless consent from a majority of the affected option holders is obtained (by reference to the number of Mereo ordinary shares subject to options). However, any amendment to benefit the administration of the 2015 Plan, to take account of legislative changes, a Takeover or a Trade Sale (as defined in the plan rules) or to obtain or maintain favorable tax treatment or regulatory treatment may be made by the Mereo Board without the consent of option holders.

The Mereo Share Option Plan (the “Share Option Plan”)

The Mereo Board adopted the Share Option Plan on June 9, 2016, and has subsequently amended it. Except where the context indicates otherwise, references to Mereo ordinary shares shall be deemed to include a number of our ADSs representing the right to receive our ordinary shares.

Eligibility, Awards and Administration

The Share Option Plan provides for the grant of options to acquire Mereo ordinary shares to employees and executive directors. Options may be granted to all eligible employees on commencement of employment and may be granted on a periodic basis after that. The Share Option Plan is administered by the Mereo Board who also set the terms and conditions of all options granted under the Share Option Plan, including any vesting and vesting acceleration conditions. Options are granted under the Share Option Plan at the discretion of the Mereo Board.

Vesting and Exercise

Under the Share Option Plan, the Mereo Board may determine the vesting schedule of an option and whether the vesting of an option will be subject to the satisfaction of a performance condition, although options are not currently granted subject to performance conditions other than continued service with Mereo. Once an option has vested, it may be exercised during the period ending on the tenth anniversary of the date of grant, after which time it will lapse. The exercise price of an option may not be less than the greater of: (i) the market value of a share on the date of grant; or (ii) if the shares are to be subscribed, the nominal value of a share. The Mereo Board may determine that an option be settled in cash or by “net exercise” of the option.

Limitation on Awards

No eligible employee may be granted options that, at the time they are granted, would cause the market value of shares subject to the options granted to the employee in respect of a financial year to exceed 400% of the employee’s salary.

Plan Leavers

If a participant ceases to hold office or employment with Mereo as a result of dismissal for gross misconduct, any option the participant holds, whether vested or unvested, will lapse.

If a participant ceases to hold office or employment with Mereo for any reason other than dismissal for gross misconduct then: (i) if the option is already vested, it may be exercised within six months from the date of cessation of services if such cessation did not occur as a result of the participant’s death, and within 12 months from the date of cessation of services if such cessation occurred as a result of the participant’s death; and (ii) if the option is not already vested, it will vest on the normal vesting date as described above, unless the Mereo Board determines that the option will vest on the date of cessation of services. Where an option vests in these circumstances, any performance condition will be taken into account and, unless the Mereo Board determines otherwise, will be pro-rated for time.

Unless the board determines otherwise, options may not be transferred in any way and will lapse immediately on any attempt to do so, except that options may be transferred to a participant’s personal representative upon death.

Certain Transactions

Under the Share Option Plan, if certain changes are made in, or events occur with respect to, Mereo ordinary shares (including any variation of share capital, demerger, delisting, special dividend, rights issue or any other event, which may, in the opinion of the Mereo Board affect the current or future value of Mereo ordinary shares), the number of shares subject to an option or the exercise price of an option may be adjusted as determined by the Mereo Board. In addition, upon such an event, the Mereo Board will determine: (i) whether and to what extent options which have not yet vested will vest; and (ii) the period of time during which any vested option may be exercised.

In the event of certain corporate transactions, including a scheme of arrangement or general offer, the vesting and exercisability of all options will accelerate to the extent determined by the Mereo Board, after which they will be exercisable for one month (or such longer period as determined by the Mereo Board, but not exceeding six months), following which they will lapse. However, if there is an internal reorganization, unless the Mereo Board determines otherwise, an option will generally be exchanged in consideration of the grant of a new option which, as determined by the Mereo Board, is equivalent to the option but relates to shares in a different company (whether the acquiring company or a different company). Any option that does not vest or is not exchanged will lapse immediately.

Amendment and Termination

The Mereo Board may, at any time, amend the rules of the Share Option Plan, except that no amendment may be made: (i) which would be to the material disadvantage of the existing rights of participants unless every participant who may be affected by such amendment has been invited to indicate whether he or she approves the amendment and the amendment is approved by a majority of such participants; or (ii) which would prevent the Share Option Plan from being an employees’ share scheme in accordance with the U.K. Companies Act 2006. No options may be granted pursuant to the Share Option Plan after the tenth anniversary of the date of Mereo’s Admission.

The Mereo Long Term Incentive Plan (the “LTIP”)

In order to further incentivize Mereo’s employees and align their interests with shareholders, the Mereo Board adopted the LTIP on June 9, 2016 and has subsequently amended it.

Eligibility, Awards and Administration

The LTIP provides for the grant of nil-cost options, conditional awards, cash conditional awards or cash options (the “LTIP Awards”), to Mereo’s employees. The shares used to satisfy the LTIP Awards are currently delivered through the Mereo BioPharma Group plc Employee Benefit Trust, which is based in Jersey.

The Mereo Board may determine that the LTIP Awards are settled in cash.

Vesting and Exercise

The LTIP Awards are subject to a vesting schedule as determined by the Mereo Board. LTIP Awards granted to key executive directors and senior management are subject to: (i) a share price performance condition; and (ii) the achievement of strategic operational targets. If on the date a LTIP Award is due to vest or be exercisable a restriction on share dealing (as may be imposed by Mereo’s share dealing code or the AIM rules) applies to the award, then the award will vest on the date on which such dealing restriction lifts.

Limitation on Awards

No eligible employee may be granted LTIP Awards that, at the time they are granted, would cause the market value of shares subject to the LTIP Awards granted to the employee in respect of a financial year to exceed 300% of the employee’s salary.

The LTIP Awards may be: (i) reduced; or (ii) where the underlying shares or cash has already been transferred to the participant following vesting or exercise of the LTIP Award (as applicable), clawed back, where prior to the second anniversary of the end of the relevant performance period there has been a material misstatement of Mereo’s accounts, an error in assessing a performance condition such that the LTIP Award vests to a greater extent than it would have vested, or fraudulent or material misconduct on the part of the participant.

Scheme Leavers

The LTIP Awards will usually lapse on the participant’s cessation of employment or office, unless the cessation is because of death, ill health, injury or disability, or where the participant is no longer employed by Mereo, or for any other reason at the Mereo Board’s discretion, except where the participant is summarily dismissed, in which case any unvested LTIP Awards will usually continue until the normal vesting date, unless the Mereo Board determines otherwise.

Certain Transactions

Under the LTIP, if certain changes are made in or events occur with respect to Mereo ordinary shares (including any variation of share capital, any demerger, delisting, special dividend, rights issue or other event which may, in the opinion of the Mereo Board, affect the current or future value of Mereo ordinary shares), the number of shares subject to a LTIP Award, or any performance condition, may be adjusted as determined by the Mereo Board. In addition, upon such an event, the Mereo Board will determine: (i) whether and to what extent awards which have not yet vested will vest; and (ii) the period of time during which any vested option may be exercised.

In the event of certain corporate transactions, including a general offer or a scheme of arrangement, the vesting and exercisability of all LTIP Awards will accelerate to the extent determined by the Mereo Board (taking into account the extent to which any performance conditions have been satisfied and usually the period of time from the date of grant to the date of the corporate transaction), and any nil-cost options will remain exercisable for one month (or such other period as determined by the Mereo Board), following which they will lapse. However, if there is an internal reorganization, a LTIP Award will be exchanged in consideration of the grant of a new award which, as determined by the Mereo Board, is equivalent to the LTIP Award but relates to shares in a different company (whether the acquiring company or a different company). Any LTIP Award that does not vest or is not exchanged will lapse immediately.

Amendment and Termination

The Mereo Board may, at any time, amend the rules of the LTIP or the terms of any LTIP Award, except that no amendment may be made: (i) which would be to the material disadvantage of the existing rights of participants unless every participant who may be affected by such amendment has been invited to indicate whether he or she approves the amendment and the amendment is approved by a majority of such participants; or (ii) which would prevent the LTIP from being an employees’ share scheme in accordance with the U.K. Companies Act 2006. No LTIP Awards may be granted pursuant to the LTIP after the tenth anniversary of the date of Admission.

The Mereo Deferred Bonus Share Plan (the “2016 DBSP”)

The Mereo Board adopted the 2016 DBSP on June 9, 2016 and has subsequently amended it. Following the adoption of the 2019 DBP in January 2019, no further grants are expected to be made under the 2016 DBSP.

Eligibility, Awards and Administration

The 2016 DBSP provides for the deferral of a percentage (currently 30%) of the annual bonuses awarded to Mereo’s employees into the right to acquire shares equal in value to the amount deferred, free of charge.

Under the 2016 DBSP, conditional awards or nil-cost options (the “2016 DBSP Awards”) may only be granted to participants who have earned a bonus, pursuant to Mereo’s annual bonus plan, for the financial year immediately preceding the financial year in which the grant date occurs. A 2016 DBSP Award will be granted over such number of shares as have at the grant date a market value, as determined by the Mereo Board, equal to the deferred bonus (the amount of bonus which is to be delivered in the form of a conditional award or a nil-cost option).

Vesting and Exercise

The 2016 DBSP Awards will generally vest three years after the date of grant and have no performance conditions or service condition. The 2016 DBSP Awards may be settled in cash if determined by the Mereo Board. The shares used to satisfy the 2016 DBSP Awards are currently delivered through the Mereo BioPharma Group plc Employee Benefit Trust, which is based in Jersey.

If on the date a 2016 DBSP Award is due to vest or be exercisable a restriction on share dealing (as may be imposed by Mereo’s share dealing code or the AIM rules) applies to the award, then the award will vest on the date on which such dealing restriction lifts.

Once a nil-cost option has vested, it may be exercised during the period ending on the first anniversary of the date on which it vested in such manner as the Mereo Board determines, after which time it will lapse.

Limitation on Awards

No eligible employee may be granted 2016 DBSP Awards that, at the time they are granted, would cause the market value of shares subject to the 2016 DBSP Awards granted to the employee in respect of a financial year to exceed 100% of the employee’s salary.

The 2016 DBSP Awards may, prior to the third anniversary of the grant date, be: (i) reduced; or (ii) where the underlying shares or cash have already been transferred to the participant following vesting or exercise of the 2016 DBSP Award (as applicable), clawed back, where there has been a material misstatement of Mereo’s accounts, an error in assessing the information on which the bonus was determined such that the bonus was overpaid, or fraudulent or material misconduct on the part of the participant.

Certain Transactions

Under the 2016 DBSP, if certain changes are made in or events occur with respect to Mereo ordinary shares (including any variation of share capital, any demerger, delisting, special dividend, rights issue or other event which may in the opinion of the Mereo Board, affect the current or future value of Mereo ordinary shares), the number of shares subject to a 2016 DBSP Award may be adjusted as determined by the Mereo Board. In addition, upon such an event, the Mereo Board will determine: (i) whether and to what extent 2016 DBSP Awards which have not yet vested will vest; and (ii) the period of time during which any vested option may be exercised.

In the event of certain corporate transactions, including a general offer or a scheme of arrangement, the vesting and exercisability of all 2016 DBSP Awards will accelerate to the extent determined by the Mereo Board, after which, the 2016 DBSP Awards will be exercisable for one month (or such other period as or determined by the Mereo Board), following which they will lapse. However, if there is an internal reorganization, a 2016 DBSP Award will be exchanged in consideration of the grant of a new award which, as determined by the Mereo Board, is equivalent to the 2016 DBSP Award but relates to shares in a different company (whether the acquiring company or a different company).

Scheme Leavers

Except for where a participant is summarily dismissed (in which case the awards will be forfeited), the 2016 DBSP Awards usually will continue upon cessation of office or employment with Mereo and vest in full on the normal vesting date as described above. Options will remain exercisable for a period of 12 months from the date of vesting.

Amendment and Termination

The Mereo Board may, at any time, amend the rules of the 2016 DBSP, except that no amendment may be made: (i) which would be to the material disadvantage of the existing rights of participants unless every participant who may be affected by such amendment has been invited to indicate whether he or she approves of the amendment and the amendment is approved by a majority of such participants; or (ii) which would prevent the 2016 DBSP from being an employees’ share scheme in accordance with the U.K. Companies Act 2006.

No 2016 DBSP Awards may be granted pursuant to the 2016 DBSP after the tenth anniversary of the date of Admission.

Mereo’s Remuneration Committee has approved awards under the 2016 DBSP in respect of bonuses awarded to certain of Mereo’s executive officers for 2017. These awards are in the form of nil-cost option grants under the 2016 DBSP in the following amounts: Dr. Scots-Knight: 32,205 shares subject to the option; Mr. Jones: 22,058 shares subject to the option; Dr. MacKinnon: 22,588 shares subject to the option; and Mr. Sermon: 23,966 shares subject to the option. The options are scheduled to vest on the third anniversary of the date of grant.

The Mereo New Deferred Bonus Plan (the “2019 DBP”)

The Mereo Board adopted Mereo’s the 2019 DBP on January 15, 2019.

Holding of Deferred Shares

Under the 2019 DBP, Mereo ordinary shares may be purchased by participants using an after-tax bonus amount paid to them pursuant to Mereo’s annual bonus plan (“Deferred Shares”).

Restrictions on Deferred Shares

The participants must hold the Deferred Shares for two years (or such other period as the Mereo Board may determine in advance) beginning on the date or dates on which a participant purchases those shares with the bonus. Participants must not transfer, assign, charge, sell or dispose of or encumber any Deferred Shares during this period except as permitted under the 2019 DBP or by the Mereo Board. The 2019 DBP permits participants to transfer Deferred Shares to an immediate family member or nominee to hold for them or as a beneficiary, or to a personal representative in the event of the participant’s death.

Cessation of Employment

If a participant ceases employment with Mereo, he or she must continue to hold the Deferred Shares in accordance with the restrictions under the 2019 DBP unless the Mereo Board disapply some or all of the restrictions in respect of some or all of that participant’s Deferred Shares. The Mereo Board will not have discretion to disapply any of the restrictions in the case of a participant who has been dismissed lawfully without notice or could have been so dismissed if he or she had not resigned.

Certain Transactions

Under the 2019 DBP, if any person obtains control of Mereo (by means of holding shares, the possession of voting power, or as a result of any powers conferred by Mereo’s Articles or other document relating to Mereo), the restrictions on Deferred Shares under the 2019 DBP will cease to apply from that date unless the Mereo Board determines otherwise. The Mereo Board may not extend the restrictions under the 2019 DBP.

If an internal reorganization occurs (whereby immediately after a change of control of Mereo, all or substantially all of the issued share capital of the acquiring company is owned directly or indirectly by the persons who were shareholders in Mereo before the change of control) and the Deferred Shares are exchanged for shares in another company, the rules of the 2019 DBP will apply to those shares as if they were Deferred Shares.

Regulatory Issues

The purchase or transfer of Mereo ordinary shares under the 2019 DBP will be subject to obtaining any approval or consent required by AIM or Nasdaq (or any other relevant authority) and any restrictions imposed by Mereo’s share dealing code, the AIM rules, or any applicable laws or regulations which impose restrictions on share dealing.

Amendment and Termination

The Mereo Board may, at any time, amend the rules of the 2019 DBP or the terms of the Deferred Shares, except that no amendment may be made: (i) which would be to the material disadvantage of the existing rights of participants unless every participant who may be affected by such amendment has been invited to indicate whether he or she approves of the amendment and the amendment is approved by a majority of such participants; or (ii) which would prevent the 2019 DBP from being an employees’ share scheme in accordance with the U.K. Companies Act 2006.

The 2019 DBP will terminate on the tenth anniversary of its adoption by the Mereo Board or at any earlier time by resolution of the Mereo Board. Termination of the 2019 DBP will be without prejudice to the existing rights of participants.

The Mereo 2019 Equity Incentive Plan (the “2019 Plan”)

On April 4, 2019 we established The Mereo 2019 Equity Incentive Plan. Under the 2019 Plan it is anticipated that market value options will be granted to executives and other employees with a four-year vesting period and no performance conditions. No grants have been made under the 2019 Plan as at the date of this annual report. The 2019 Plan provides a framework for the grant of market value options and/or restricted stock unit awards to officers of Mereo (or of any subsidiary).

The Mereo 2019 NED Equity Incentive Plan (the “2019 NED Plan”)

On April 4, 2019 we established The Mereo 2019 NED Equity Incentive Plan. Under the 2019 NED Plan it is anticipated that market value options will be granted to non-executive directors with no performance conditions. Options to existing non-executive directors will be granted with a one-year vesting period and options to newly appointed non-executive directors will be granted with a three-year vesting period. No grants have been made under the 2019 NED Plan as at the date of this annual report. The plan provides a framework for a range of different types of share related awards (including market value options, share appreciation rights, restricted stock and restricted stock units).

Item 7.	Major Shareholders And Related Party Transactions

7.A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of Mereo ordinary shares as of April 24, 2019 by each person, or group of affiliated persons, known by Mereo to own beneficially 3% or more of the outstanding Mereo ordinary shares.

The number of Mereo ordinary shares beneficially owned by each entity, person, board member, or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of April 24, 2019 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Mereo ordinary shares held by that person.

The percentage of Mereo ordinary shares beneficially owned as of April 24, 2019 is computed on the basis of 96,023,592 Mereo ordinary shares outstanding as of April 24, 2019. As of the date of this annual report, Mereo’s share capital (fully subscribed and paid up) is 96,023,592 Mereo ordinary shares. Mereo ordinary shares that a person has the right to acquire within 60 days of April 24, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all board members and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Mereo BioPharma Group plc, 4th Floor, One Cavendish Place, London W1G 0QF, United Kingdom.

Name and address of beneficial owner	Number of ordinary shares Beneficially Owned(1)	Percentage of ordinary shares Beneficially Owned(1)
	as of April 24, 2019
3% or Greater Shareholders:
Woodford Investment Management(2)	29,843,946	31.1
Invesco Asset Management(3)	19,149,176	19.9
Novartis Pharma AG(4)	15,698,649	16.0
Canaccord Genuity Wealth Management(5)	2,870,000	3.0

(1)	Ordinary shares figures include ordinary shares represented by ADSs.
(2)

Consists of (i) 16,853,667 Mereo ordinary shares held CF Woodford Equity Income Fund, a sub fund of CF Woodford Investment Fund (“WEIF”), (ii) 2,023,636 Mereo ordinary shares held by Omnis Income & Growth Fund, a sub fund of Omnis Portfolio Investments ICVC (“OIGF”), (iii) 1,070,770 Mereo ordinary shares held by Old Mutual Woodford Equity Income Fund (“OMWEIF”), and (iv) 9,895,873 Mereo ordinary shares held by Woodford Patient Capital Trust, Plc (“WPCT”). Woodford Investment Management Limited acts as agent for and on behalf of WEIF, OIGF, OMWEIF, and WPCT, each as a discretionary managed client. Woodford Investment Management Limited has the power to direct the vote and disposition of the common stock held by WEIF, OIGF, OMWEIF and WPCT. Accordingly, Woodford Investment Management Limited may be deemed to be the beneficial owner of these Mereo ordinary shares. Neil Woodford is Head of Investments for Woodford Investment Management Limited and may be deemed to share beneficial ownership of these Mereo ordinary shares with Woodford Investment Management Limited. Mr. Woodford expressly disclaims beneficial ownership of these Mereo ordinary shares, except to the extent of any pecuniary interest therein. Beneficial ownership information is based on information known to Mereo and a Form TR 1 provided to Mereo on November 6, 2017. The address of Woodford Investment Management Limited is 9400 Garsington Road, Oxford, OX4 2HN, United Kingdom.

(3)

The share holdings of Invesco Asset Management consist of (i) 13,891,853 Mereo ordinary shares beneficially owned by Invesco Perpetual High Income Fund and (ii) 5,257,323 Mereo ordinary shares beneficially owned by Invesco Perpetual Income Fund. Beneficial ownership information is based on information known to Mereo and a Form TR 1 provided to Mereo on April 28, 2017. The address of Invesco Asset Management Limited is 30 Finsbury Square, London EC2A 1AG, United Kingdom.

(4)

Consists of 13,767,841 Mereo ordinary shares held by Novartis and 1,930,808 Mereo ordinary shares that Novartis is able to acquire pursuant to the Novartis Notes within 60 days of April 24, 2019. Under the terms of the Novartis Notes, Novartis may only convert its notes into Mereo ordinary shares if, following such conversion, it owns no more than 19.5% of the aggregate voting power of Mereo. As a result, after giving effect to the Merger, Novartis is able to acquire up to an additional 1,930,808 Mereo ordinary shares pursuant to the Novartis Notes within 60 days of April 24, 2019. Novartis AG is the publicly owned parent company of Novartis and may be deemed to beneficially own the Mereo ordinary shares held by Novartis. Beneficial ownership information is based on information known to Mereo and a Form TR 1 provided to Mereo on April 28, 2017. The address of Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

(5)

Consists of 1,250,000 Mereo ordinary shares held by Marlborough Special Situations Fund and 1,620,000 Mereo ordinary shares held by Marlborough UK Micro Cap Growth Fund, for which Canaccord Genuity Wealth Management acts as manager. Beneficial ownership information is based on information known to us.

To Mereo’s knowledge, and other than changes in percentage ownership as a result of the shares issued in connection with Mereo’s initial public offering in the United Kingdom, there has been no significant change in the percentage ownership held by the major shareholders listed above in the last three years, except as discussed in “—B. Related Party Transactions”.

7.B. Related Party Transactions

The following is a description of related party transactions Mereo has entered into with the beneficial owners of 3% or more of the Mereo ordinary shares, which are Mereo’s only voting securities, and senior management and members of the Mereo Board, since Mereo’s incorporation.

Subscription Agreement

On July 28, 2015, Mereo entered into a subscription agreement for Mereo ordinary shares (the “Subscription Agreement”) with Invesco Perpetual High Income Fund, Woodford Patient Capital Trust plc and LF Woodford Equity Income Fund (collectively, the “Existing Investors”) and Novartis. Under the Subscription Agreement, Mereo initially issued 10,869,566 Mereo ordinary shares to the Existing Investors at a price per Mereo ordinary share of £1.84 for total aggregate cash proceeds of £20.0 million, and 3,849,000 Mereo ordinary shares to Novartis in connection with the asset purchase agreements described under “—Other Transactions with Novartis.”

The Subscription Agreement provided for Mereo to draw down additional investments from the Existing Investors. The Subscription Agreement also obligated Mereo, upon the issuance of additional Mereo ordinary shares, to issue to Novartis the number of Mereo ordinary shares required to maintain Novartis’ percentage ownership of Mereo at 19.5%, with the maximum aggregate number of Mereo ordinary shares that may be issued to Novartis under the Subscription Agreement set at 14,000,000. On June 9, 2016, Mereo issued an additional 30,727,361 Mereo ordinary shares to the Existing Investors pursuant to the drawdown and 8,697,480 Mereo ordinary shares to Novartis to maintain its percentage ownership following the drawdown and an additional private placement of Mereo ordinary shares, for aggregate cash proceeds to Mereo of £72.6 million. In accordance with its terms, the Subscription Agreement was terminated upon the admission of Mereo ordinary shares to trading on AIM on June 9, 2016. In lieu of the remaining Mereo ordinary shares that Mereo was obligated to issue to Novartis under the Subscription Agreement, Novartis is entitled to receive additional shares upon conversion of the convertible notes issued to Novartis on June 3, 2016. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Novartis Notes.”

Other Transactions with Novartis

On July 28, 2015, Mereo entered into asset purchase agreements with Novartis to purchase each of BPS-804, BCT-197, and BGS-649. See “Item 4. Information On the Company—B. Business Overview—Material Agreements—Novartis Agreements.” As consideration, Mereo issued 3,849,000 Mereo ordinary shares to Novartis.

Novartis Notes

On June 3, 2016, Mereo issued 3,463,563 Novartis Notes to Novartis, for aggregate proceeds to Mereo of £3.5 million. The Novartis Notes bear interest at 4% per annum and accruing daily. Novartis may at any time convert all or some of the Novartis Notes into Mereo ordinary shares at a conversion price of £2.21 per Mereo ordinary share as long as, following such conversion, Novartis holds no more than 19.5% of the aggregate voting rights of Mereo. In addition, upon the conversion of any Novartis Notes, Novartis is entitled to receive a number of Bonus Shares equal to the number of shares into which such Novartis Notes are converted multiplied by 0.93, up to 1,453,520 Bonus Shares in aggregate. To the extent any of the Novartis Notes remain outstanding on March 2, 2021, Mereo is obligated to pay Novartis the principal amount of such outstanding Novartis Notes together with any accrued interest.

On April 6, 2017, Novartis delivered to Mereo a notice of conversion with respect to £1,398,552 aggregate principal amount of Novartis Notes. Pursuant to such notice, on April 26, 2017, £1,398,552 aggregate principal amount of Novartis Notes was converted into 632,829 fully paid Mereo ordinary shares. Additionally, in connection with such conversion, Mereo issued 588,532 Bonus Shares to Novartis.

As of the date of this annual report, the outstanding principal and accrued interest of the Novartis Notes is £2.4 million.

Supply Payments

In 2016, Mereo paid Novartis a total of £968,219. In 2017, Mereo paid Novartis a total of £4,610,106 for the manufacture and supply of clinical trial material. No payments were made from Mereo to Novartis in 2018.

Novartis Board Observer Rights

Pursuant to Mereo’s Articles, for as long as Novartis holds not less than one percent of Mereo’s issued share capital, Novartis may appoint one observer who may attend, but not participate or vote in, any meeting of the Mereo Board.

Transactions with Mereo’s Executive Officers and Directors

Mereo has entered into employment agreements or consultancy agreements with certain of its executive officers. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Executive Officer Employment and Consultancy Agreement.”

Indemnity Agreements

Mereo has entered into deeds of indemnity with each of its directors. See “Item 6. Directors, Senior Management and Employees—C. Board practices—Composition of the Mereo Board—Insurance and Indemnification.”

Related Person Transaction Policy

The Mereo Board has a written related person transaction policy, which sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction or proposed transaction between Mereo and a related person that is material to Mereo or the related person, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by Mereo of a related person. In reviewing and approving any such transactions, Mereo’s audit and risk committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

8.A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Mereo is aware) that may have, or have had in the recent past (covering the 12 months immediately preceding the date of this annual report), significant effects on Mereo’s financial position or profitability.

Dividend Policy

Mereo has never paid or declared any cash dividends on its ordinary shares, and does not anticipate paying any cash dividends on its ordinary shares in the foreseeable future. Mereo intends to retain all available funds and any future earnings to fund the development and expansion of its business. Under English law, among other things, Mereo may only pay dividends if it has sufficient distributable reserves (on a non-consolidated basis), which are calculated as Mereo’s accumulated realized profits that have not been previously distributed or capitalized less its accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital.

In addition, the terms of Mereo’s existing loan agreement with Silicon Valley Bank and Kreos Capital V (UK) Limited (“Kreos”), preclude Mereo from paying cash dividends without Kreos’s consent.

8.B. Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2018.

Item 9.	The Offer And Listing

9.A.4 Offer and Listing Details

ADSs

Our ADSs, each representing five ordinary shares of ours, with a £0.003 per share nominal value each, have been listed on Nasdaq since April 24, 2019. Our ADSs trade under the symbol “MREO.” Prior to that date, there was no public trading market for our ADSs.

Ordinary shares

Our ordinary shares have traded on AIM under the symbol “MPH” since June 9, 2016. No trading market currently exists for our ordinary shares in the United States.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

For a description of our publicly-traded ADSs, see “— A. Offer and Listing Details—ADSs.” For a description of our publicly-traded ordinary shares, see “— A. Offer and Listing Details—Ordinary Shares.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

Item 10.	Additional Information

10.A.    Share Capital

Ordinary shares

As of December 31, 2018, Mereo’s issued share capital was £213,721. As of December 31, 2018, the issued and outstanding share capital of Mereo was 71,240,272 ordinary shares, with a £0.003 nominal value each. Following the Merger as of April 24, 2019, the issued and outstanding share capital of Mereo was 96,023,592 ordinary shares. Each issued Mereo ordinary share is fully paid.

Options

As of December 31, 2018, there were options to purchase 12,179,131 Mereo ordinary shares outstanding under Mereo’s equity incentive plans with a weighted average exercise price of £1.47 per Mereo ordinary share. The options generally lapse after 10 years from the date of the grant. As of December 31, 2018, there were nil-cost options to purchase 162,997 Mereo ordinary shares outstanding under the 2016 DBSP, which generally lapse one year after vesting.

Novartis Notes

On June 3, 2016, Mereo issued 3,463,563 Novartis Notes to Novartis. As of the date of this annual report, the outstanding principal and accrued interest on the Novartis Notes was £2,355,462 which may be converted into 1,065,820 Mereo ordinary shares at a conversion price of £2.21 per Mereo ordinary share at any time until they mature. In connection with any such conversion, Mereo is also obligated to issue a number of Bonus Shares equal to the number of shares into which the Novartis Notes are converted multiplied by 0.93, up to a maximum of 864,988 Bonus Shares The Novartis Notes mature on March 2, 2021, at which time Mereo will be obligated to pay any outstanding principal together with any accrued interest.

Warrants

Warrants issued in connection with to the Loan Agreement

In connection with the New Loan Agreement with Silicon Valley Bank and Kreos Capital V (UK) Limited, Mereo has issued warrants giving the lenders the right to subscribe for 225,974 Mereo ordinary shares at an exercise price of £2.31 per Mereo ordinary share. These warrants will be capable of exercise until October 1, 2028.

On April 23, 2019 Mereo entered into a further revision to the New Loan Agreement, which extended the interest only period to December 31, 2019. In connection with the New Loan Agreement and following completion of the Merger with OncoMed on April 23, 2019, Mereo expects to issue additional warrants giving the lenders the right to subscribe for approximately 321,444 Mereo ordinary shares at an exercise price of £2.95 per Mereo ordinary share. These warrants, when issued, will be capable of exercise until October 1, 2028.

Warrants issued for TAP funding

On November 1, 2018, in connection with the funding agreement with TAP, Mereo issued 41,286 warrants to subscribe for our ordinary shares at an exercise price of £0.003 per share.

10.B.    Memorandum and Articles of Association

The following is a summary of some of the terms of our ordinary shares, based on our Articles. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our Articles, and applicable U.K. law, including U.K. corporate law.

General

Our company was incorporated on March 10, 2015, and was registered as a public limited company under the laws of England and Wales.

Objects

The corporate objects of Mereo BioPharma Group plc are unrestricted.

Registered Shares

Mereo is required by the U.K. Companies Act 2006 to keep a register of its shareholders. Under English law, our ordinary shares are deemed to be issued when the name of the shareholder is entered in Mereo’s share register. The share register therefore is prima facie evidence of the identity of Mereo’s shareholders, and the shares that they hold. The share register generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Mereo’s share register is maintained by its registrar, Link Asset Services.

Holders of our ADSs are not treated as shareholders and their names are therefore not be entered in Mereo’s share register. The depositary, the custodian or their nominees are the holders of our ordinary shares underlying our ADSs. Holders of our ADSs have a right to receive our ordinary shares underlying their ADSs.

Under the U.K. Companies Act 2006, Mereo must enter an allotment of its ordinary shares in its share register as soon as practicable and in any event within two months of the allotment. Mereo has updated its share register to reflect the number of ordinary shares issued to the depositary in connection with the Merger. Mereo is also required by the U.K. Companies Act 2006 to register a transfer of its ordinary shares (or give the transferee notice of and reasons for refusal as the transferee may reasonably request) as soon as practicable and in any event within two months of receiving notice of the transfer.

Mereo, any of Mereo’s shareholders or any other affected person may apply to the court for rectification of the share register if:

•	the name of any person, without sufficient cause, is entered in or omitted from Mereo’s register of members; or

•

a default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member or on which Mereo has a lien, provided that such refusal does not prevent dealings in the shares taking place on an open and proper basis.

Shares and Rights Attaching to Them

The following summarizes the rights of holders of Mereo ordinary shares:

•

each holder of Mereo ordinary shares is entitled to one vote per Mereo ordinary share at a meeting of shareholders (provided that certain shareholders each have its votes on a poll limited to 19.5% of the total voting share capital and any votes which would have otherwise been exercisable by Mereo shall be deemed to be held and exercisable by the other shareholders, other than those and certain other shareholders, on a pro rata basis);

•	the holders of the Mereo ordinary shares shall be entitled to receive notice of, attend, speak, and vote at Mereo’s general meetings; and

•	holders of Mereo ordinary shares are entitled to receive such dividends as are recommended by Mereo’s directors and declared by Mereo’s shareholders.

Share Rights

Subject to any special rights attaching to shares already in issue, Mereo ordinary shares may be issued with or have attached to them any rights or restrictions as Mereo may resolve by ordinary resolution of the shareholders or failing such determination, as the board may determine.

Voting Rights

Without prejudice to any special rights, privileges or restrictions as to voting rights attached to any shares forming part of Mereo’s share capital from time to time, the voting rights attaching to shares are as follows:

•	on a show of hands, every shareholder who (being an individual) is present in person and (being a corporation) is present by a duly authorized representative shall have one vote;

•

on a show of hands, each proxy present in person has one vote for and one vote against a resolution if the proxy has been duly appointed by more than one shareholder and the proxy has been instructed by one or more of those shareholders to vote for the resolution and by one or more other of those shareholders to vote against it;

•

on a show of hands, each proxy present in person has one vote for and one vote against a resolution if the proxy has been duly appointed by more than one shareholder entitled to vote on the resolution and either: (1) the proxy has been instructed by one or more of those shareholders to vote for the resolution and has been given any discretion by one or more other of those shareholders to vote and the proxy exercises that discretion to vote against it; or (2) the proxy has been instructed by one or more of those shareholders to vote against the resolution and has been given any discretion by one or more other of those shareholders to vote and the proxy exercises that discretion to vote for it; or

•

on a poll every shareholder who is present in person or by proxy shall have one vote for each share of which he is the holder, provided that certain shareholders have their votes limited to 19.5% of the total voting share capital and any votes which would have otherwise been exercisable by them shall be deemed to be held and exercisable by the other shareholders, other than those shareholders subject to such cap whose voting rights have already been capped, on a pro rata basis.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded. Subject to the provisions of the U.K. Companies Act 2006, a poll may be demanded by:

•	the chairman of the meeting;

•	the directors;

•	two or more persons having the right to vote on the resolution; or

•	a person or persons representing not less than 10% of the total voting rights of all shareholders having the right to vote on the resolution.

Restrictions on Voting

No shareholder shall be entitled to vote at any general meeting in respect of any share held by such shareholder unless all sums payable by such shareholder in respect of that share have been paid.

The board may from time to time make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall (subject to at least 14 days’ notice specifying when and how the payment is to be made) pay at the time or times so specified the amount called on his, her or its shares.

Dividends

Mereo may, subject to the provisions of the U.K. Companies Act 2006 and Mereo’s Articles, by ordinary resolution of shareholders declare dividends out of profits available for distribution in accordance with the respective rights of shareholders but no such dividend shall exceed the amount recommended by the directors. The board may from time to time pay shareholders such interim dividends as appear to the board to be justified by Mereo’s financial position but, if at any time, Mereo’s share capital is divided into different classes the board may not pay such interim dividends in respect of those shares which confer on the holders thereof deferred or non-preferential rights with regard to dividends if, at the time of payment, any preferential dividend is in arrears.

Subject to any special rights attaching to or the terms of issue of any share, all dividends shall be declared and paid according to the amounts paid up on the shares and shall be apportioned and paid pro rata according to the amounts paid up on the shares during any part or parts of the period in respect of which the dividend is paid.

No dividend or other moneys payable by Mereo on or in respect of any share shall bear interest against Mereo unless otherwise provided by the rights attached to the share or the provisions of another agreement between the shareholder and Mereo. Any dividend unclaimed after a period of 12 years from the date such dividend became due for payment shall be forfeited and cease to remain owing.

Dividends may be declared or paid in any currency and the board may decide the rate of exchange for any currency conversions that may be required, and how any costs involved are to be met, in relation to the currency of any dividend.

Any general meeting declaring a dividend may by ordinary resolution of shareholders, upon the recommendation of the board, direct payment or satisfaction of such dividend wholly or in part by the distribution of non-cash assets of equivalent value, including shares or other securities in any company.

The directors may, if authorized by an ordinary resolution of shareholders, offer any holders of Mereo ordinary shares the right to elect to receive in lieu of a dividend, or part of a dividend, an allotment of Mereo ordinary shares credited as fully paid up.

Change of Control

There is no specific provision in Mereo’s Articles that would have the effect of delaying, deferring, or preventing a change of control.

Distributions on Winding Up

If Mereo is in liquidation, the liquidator may, if authorized by a special resolution of shareholders and any other authority required at law, divide among shareholders (excluding Mereo to the extent it is a shareholder by virtue only of holding treasury shares) in specie or in kind the whole or any part of Mereo’s assets (whether or not the assets consist of property of one kind or consist of properties of different kinds and the liquidator may for such purpose set such value as the liquidator deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the shareholders or different classes of shareholders), or vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator determines (and the liquidation of Mereo may be closed and Mereo dissolved), but no shareholder shall be compelled to accept any shares or other assets upon which there is any liability or potential liability.

Variation of Rights

All or any of the rights and privileges attached to any class of shares issued may be varied or abrogated only with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares held as treasury shares) or by special resolution passed at a separate general meeting of the holders of such shares, subject to the other provisions of the U.K. Companies Act 2006 and the terms of their issue. The U.K. Companies Act 2006 also provides a right to object to the variation of the share capital by the shareholders who did not vote in favor of the variation. Should 15% or more of the shareholders of the issued shares in question apply to the court to have the variation cancelled, the variation shall have no effect unless and until it is confirmed by the court.

Alteration to Share Capital

Mereo may, by ordinary resolution of shareholders, consolidate all or any of its share capital into shares of larger amount than Mereo’s existing shares, or sub-divide Mereo’s shares or any of them into shares of a smaller amount. Mereo may, by special resolution of shareholders, confirmed by the court, reduce Mereo’s share capital or any capital redemption reserve or any share premium account in any manner authorized by the U.K. Companies Act 2006. Mereo may redeem or purchase all or any of the Mereo ordinary shares as described in “—Other U.K. Law Considerations—Purchase of Own Shares.”

Preemption Rights

In certain circumstances, Mereo’s shareholders may have statutory preemption rights under the U.K. Companies Act 2006 in respect of the allotment of new shares. English law generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for the articles of association, or shareholders by special resolution, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by Mereo’s shareholders upon its expiration (i.e., at least every five years). On June 2, 2016, Mereo’s shareholders approved the exclusion of preemptive rights for a period of five years from the date of the approval in respect of the allotment of up to a maximum amount of £350,000 of Mereo ordinary shares of £0.003 each, which exclusion will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

Transfer of Shares

Any shareholder holding shares in certificated form may transfer all or any such shares by an instrument of transfer in any usual form or any other form approved by the board. Any written instrument of transfer shall be signed by or on behalf of the transferor and (in the case of a partly paid share) the transferee.

In the case of uncertificated shares, the directors may take such action as they consider appropriate to achieve a transfer. The Uncertificated Securities Regulations 2001 permit shares to be issued and held in uncertificated form and transferred by means of a computer based system.

The board may decline to register any transfer of any share:

•	which is not a fully paid share;

•	where the transfer is not lodged at Mereo’s registered office or such other place as the directors have appointed;

•

where the transfer is not accompanied by the share certificate to which it relates, or such other evidence as the board may reasonably require to show the transferor’s right to make the transfer, or evidence of the right of someone other than the transferor to make the transfer on the transferor’s behalf;

•	where the transfer is in respect of more than one class of share; and

•	where the number of joint holders to whom the share is to be transferred exceeds four.

If the board declines to register a transfer, it must return to the transferee the instrument of transfer together with notice of the refusal, unless the board suspects that the proposed transfer may be fraudulent.

CREST

To be traded on AIM, securities must be able to be transferred and settled through the CREST system. CREST is a computerized paperless share transfer and settlement system which allows securities to be transferred by electronic means, without the need for a written instrument of transfer. The Articles are consistent with CREST membership and, amongst other things, allow for the holding and transfer of shares in uncertificated form.

Shareholder Meetings

Annual General Meetings

In accordance with the U.K. Companies Act 2006, Mereo is required in each year to hold an annual general meeting in addition to any other general meetings in that year and to specify the meeting as such in the notice convening it. The annual general meeting shall be convened whenever and wherever the board sees fit, subject to the requirements of the U.K. Companies Act 2006.

Notice of General Meetings

Under the U.K. Companies Act 2006, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at that meeting. At least 14 clear days’ notice is required for any other general meeting.

Subject to the notice requirements of the U.K. Companies Act 2006, a general meeting of the shareholders of Mereo may be called by the Mereo Board whenever and at such times and places as it shall determine. A general meeting may also be convened by the Mereo Board on the requisition of Mereo shareholders who hold at least 5% of the paid-up capital of Mereo carrying voting rights at a general meeting.

Quorum of General Meetings

No business, other than the appointment of the chair of the meeting, shall be transacted at any general meeting unless a quorum is present. At least two shareholders present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Class Meetings

The provisions in the Articles relating to general meetings apply to every separate general meeting of the holders of a class of shares.

Directors

Number of Directors

Mereo may not have less than two directors on the board of directors and not more than nine. Mereo may, by ordinary resolution of the shareholders, vary the minimum and maximum number of directors from time to time.

Appointment of Directors

Subject to the provisions of the Articles, Mereo may, by ordinary resolution of the shareholders or a decision of the directors, elect any person to be a director, either to fill a casual vacancy or as an addition to the existing board, provided the total number of directors does not exceed the maximum number fixed by or in accordance with the Articles. However, any person that is not a director retiring from the existing board must be recommended by the board or the person must have confirmed in writing to Mereo their willingness to be elected as a director not later than seven days before the general meeting at which the relevant resolution is proposed.

Any director appointed by the board will hold office only until the next following annual general meeting at which such director must retire. In addition, a director must retire at the third annual general meeting following the annual general meeting at which such director was elected or last re-elected. Such directors are eligible for re-election at the annual general meeting at which they retire.

The shareholders may, at the meeting at which a director retires, fill the vacated office by electing a person and in default the retiring director shall, if willing to continue to act, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such director shall have been put to the meeting and lost.

Directors’ Interests

If a situation arises in which a director has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with Mereo’s interests (other than a situation that cannot reasonably be regarded as likely to give rise to a conflict of interest or a conflict of interest arising in relation to a transaction or arrangement with Mereo), the board may authorize in accordance with the U.K. Companies Act 2006 the director’s interest and the continuing performance by the relevant director of his or her duties as a director on such terms as the board may determine.

A director shall not be accountable to Mereo for any benefit which he derives from or in connection with a relationship involving a conflict of interest or possible conflict of interest which has been authorized by the directors or by Mereo in a general meeting and any such transaction or arrangement shall not be liable to be avoided on the grounds of any such benefit.

Subject to the requirements under sections 175, 177 and 182 of the U.K. Companies Act 2006, a director shall declare the nature and extent of such conflicts.

A director may participate in the decision-making process and count in the quorum and vote on a proposed decision of the board which is concerned with such director’s interests (subject to any restrictions imposed by the other directors when providing such consent) if such director has declared the nature and extent of any interest of his or hers and provided a majority of the other directors consent, or if one of the following situations applies:

•	the director’s interest arises solely through an interest in shares, debentures or other securities of or otherwise in or through Mereo;

•	an ordinary resolution of Mereo permits the director to count in the quorum and vote on the proposed decision;

•	the director’s interest cannot reasonably be regarded as likely to give rise to a material conflict of interest;

•	the conflict of interest arises from one of the following:

•	a guarantee, security or indemnity given, or to be given, by or to the director in respect of an obligation incurred by or on behalf of Mereo or any of its subsidiaries;

•

a subscription, or agreement to subscribe, for shares or other securities of Mereo or any of its subsidiaries, or to underwrite, sub-underwrite or guarantee an offer of any such shares or securities by Mereo or any of its subsidiaries for subscription, purchase or exchange;

•

arrangements pursuant to which benefits are made available to employees and directors, or former employees and directors, of Mereo or any of its subsidiaries which do not provide special benefits for directors or former directors;

•	the purchase or maintenance of insurance which Mereo is empowered to purchase or maintain for directors or officers;

•	the giving to the director of an indemnity against liabilities incurred or to be incurred by the director in the execution and discharge of his or her duties;

•

the provision of funds to the director to meet expenditure incurred or to be incurred by the director in defending criminal or civil proceedings against him or her or in connection with any application under certain provisions of the U.K. Companies Act 2006 or otherwise enabling him or her to avoid incurring that expenditure; or

•

proposals concerning another company in which the director is interested directly or indirectly (whether as officer, shareholder or otherwise), if the director and any other persons connected with him or her do not to his or her knowledge hold an interest in shares representing 1% or more of the issued shares of any class of the equity share capital of that company (or of any third company through which his or her or its interest is derived) or of the voting rights available to shareholders of the relevant company.

A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he or she is not entitled to vote by reason of his or her interest.

If a question arises at a meeting of the board or of a committee of the board as to the right of a director to vote or be counted in the quorum, and such question is not resolved by his or her voluntarily agreeing to abstain from voting, the question shall be determined by a resolution of the board or such committee (with such director being excluded from voting on the resolution).

Directors’ Fees and Remuneration

Each of the directors is entitled to remuneration as determined by the board for their service as directors and other services undertaken for Mereo.

Each director may be paid his or her reasonable expenses in connection with such director’s attendance at meetings of the board or committees of the board or general meetings or separate meetings of the holders class of shares or of debentures, or otherwise in connection with the exercise of powers and the discharge of responsibilities in relation to Mereo.

Indemnity

Every director, officer or former director or officer of Mereo’s group may be indemnified against all costs, charges, losses, expenses and liabilities incurred by him or her in connection with any negligence, default, breach of duty, or breach of trust by him or her in relation to Mereo or in connection with Mereo’s activities as a trustee of an occupational pension scheme, in the actual or purported exercise of his or her powers or duties or otherwise as Mereo’s officer, to the extent permitted under the U.K. Companies Act 2006.

Novartis Observer

For as long as Novartis holds not less than one percent of Mereo’s issued share capital, Novartis may appoint one observer who may attend, but not participate or vote in, any meeting of the Mereo Board.

Other U.K. Law Considerations

Notification of Voting Rights

A shareholder in a public company incorporated in the United Kingdom whose shares are admitted to trading on AIM is required pursuant to Chapter 5 of the Disclosure Guidance and Transparency Rules of the U.K. Financial Conduct Authority to notify Mereo of the percentage of his or her voting rights if the percentage of voting rights which he holds as a shareholder or through his or her direct or indirect holding of financial instruments (or a combination of such holdings) reaches, exceeds, or falls below 3%, 4%, 5%, and each 1% threshold thereafter up to 100% as a result of an acquisition or disposal of shares or financial instruments.

Mandatory Purchases and Acquisitions

Pursuant to Sections 979 to 991 of the U.K. Companies Act 2006, where a takeover offer has been made for Mereo and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. The offeror would do so by sending a notice to the outstanding minority shareholders telling them that it will compulsorily acquire their shares. Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner. The compulsory acquisition of the minority shareholders’ shares can be completed at the end of six weeks from the date the notice has been given, subject to the minority shareholders failing to successfully lodge an application to the court to prevent such compulsory acquisition any time prior to the end of those six weeks following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to Mereo, which would hold the consideration on trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the U.K. Companies Act 2006 must, in general, be the same as the consideration that was available under the takeover offer.

Sell Out

The U.K. Companies Act 2006 also gives Mereo’s minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of the Mereo ordinary shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire such shares if, prior to the expiry of the acceptance period for such offer, (i) the offeror has acquired or unconditionally agreed to acquire not less than 90% in value of the voting shares, and (ii) not less than 90% of the voting rights carried by those shares. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period. If a shareholder exercises such shareholder’s rights to be bought out, the offeror is required to acquire those shares on the terms of the offer or on such other terms as may be agreed.

Disclosure of Interest in Shares

Pursuant to Part 22 of the U.K. Companies Act 2006, Mereo is empowered to give notice in writing to any person whom they know or have reasonable cause to believe to be interested in Mereo ordinary shares, or to have been so interested at any time during the three years immediately preceding the date on which the notice is issued requiring such persons, within a reasonable time, to disclose to Mereo particulars of that person’s interest and (so far as is within such person’s knowledge) particulars of any other interest that subsists or subsisted in those shares.

Under Mereo’s Articles, if a person defaults in supplying Mereo with the required particulars in relation to the shares in question, or default shares, within the prescribed period, the directors may by notice direct that:

•

in respect of the default shares, the relevant shareholder shall not be entitled to vote (either in person or by proxy) at any general meeting or to exercise any other right conferred by a shareholding in relation to general meetings;

•

where the default shares represent at least 0.25% of their class, (a) any dividend or other money payable in respect of the default shares shall be retained by Mereo without liability to pay interest and, in circumstances where an option to elect to receive Mereo ordinary shares instead of cash in respect of any dividend is provided to Mereo’s shareholders, any notice of election to receive such Mereo ordinary shares exercised in respect of the default shares shall not be effective and/or (b) no transfers by the relevant shareholder of any default shares may be registered (unless the shareholder himself is not in default, the relevant transfer is in respect of part only of such shareholder’s holding and the shareholder provides a certificate, in a form satisfactory to the directors, to the effect that after due and careful enquiry the shareholder is satisfied that none of the shares to be transferred is a default share); and

•

any share held by the relevant shareholder in uncertificated form shall be converted into certificated form and that shareholder shall not after that be entitled to convert all or any shares held by him or her into uncertificated form (except with the authority of the directors) unless the shareholder himself is not in default and the shares which the shareholder wishes to convert

•

are part only of the shareholder’s holding and the shareholder provides a certificate, in a form satisfactory to the directors, to the effect that after due and careful enquiry the shareholder is satisfied that none of the shares to be converted into uncertificated form is a default share.

Purchase of Own Shares

Under English law, a limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, provided that they are not restricted from doing so by their articles. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

Subject to the above, Mereo may purchase its own shares in the manner prescribed below. Mereo may make a market purchase of its own fully paid shares pursuant to an ordinary resolution of shareholders. The resolution authorizing the purchase must:

•	specify the maximum number of shares authorized to be acquired;

•	determine the maximum and minimum prices that may be paid for the shares; and

•	specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Mereo may purchase its own fully paid shares otherwise than on a recognized investment exchange pursuant to a purchase contract authorized by resolution of shareholders before the purchase takes place. Any authority will not be effective if any shareholder from whom Mereo proposes to purchase shares votes on the resolution and the resolution would not have been passed if he had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Distributions and Dividends

Under the U.K. Companies Act 2006, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to Mereo and to each of its subsidiaries that has been incorporated under English law

It is not sufficient that Mereo, as a public company, has made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on Mereo to ensure that the net worth of the company is at least equal to the amount of its capital. A public company can only make a distribution:

•

if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and

•	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

City Code on Takeovers and Mergers

As a public company incorporated in England and Wales with Mereo’s registered office in England and Wales which has shares admitted to AIM, Mereo is subject to the U.K. City Code on Takeovers and Mergers (the “U.K. City Code”), which is issued and administered by the U.K. Panel on Takeovers and Mergers (the “Panel”). The U.K. City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the U.K. City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the U.K. City Code, if a person:

•

acquires an interest in Mereo ordinary shares which, when taken together with shares in which such person, or persons acting in concert with such person, are interested, carries 30% or more of the voting rights of Mereo’s share capital; or

•

who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights of Mereo’s share capital, and such persons, or any person acting in concert with him, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and, depending on the circumstances, their concert parties, would be required (except with the consent of the Panel) to make a cash offer for Mereo’s outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

10.C. Material Contracts

For a description of our material contracts, please see “Item 4. Information on the Company—B. Business Overview—Material Agreements.”

10.D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by Mereo, or that may affect the remittance of dividends, interest, or other payments by Mereo to non-resident holders of our ordinary shares or ADSs, other than withholding tax requirements. There is no limitation imposed by English law or in the Articles on the right of non-residents to hold or vote shares.

10.E. Taxation

U.K. Tax Considerations

The following is a general summary of material U.K. tax considerations relating primarily to the ownership and disposal of our ADSs. The U.K. tax comments set out below are based on current U.K. tax law as applied in England and Wales, and HM Revenue & Customs (“HMRC”) practice (which may not be binding on HMRC) as at the date of this summary, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and, save where otherwise stated, only apply to you if you are not resident in the U.K. for U.K. tax purposes and do not hold our ADSs for the purposes of a trade, profession or vocation that you carry on in the U.K. through a branch, agency or permanent establishment in the U.K. and if you hold our ADSs as an investment for U.K. tax purposes and are not subject to special rules.

This summary does not address all possible tax consequences relating to an investment in our ADSs. In particular it does not cover the U.K. inheritance tax consequences of holding our ADSs. It assumes that DTC has not made an election under section 97A(1) of the Finance Act 1986. This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular holder. Holders of our ADSs are strongly urged to consult their tax advisers in connection with the U.K. tax consequences of their investment in our ADSs.

U.K. Taxation of Dividends

Mereo will not be required to withhold amounts for or on account of U.K. tax at source when paying a dividend in respect of its ordinary shares.

Holders who hold our ADSs as an investment, who are not resident in the U.K. for U.K. tax purposes and who do not hold their ADSs in connection with any trade, profession or vocation carried on by them in the U.K. through a branch, agency or permanent establishment in the U.K. should not be subject to U.K. tax in respect of any dividends on our ordinary shares.

U.K. Taxation of Capital Gains

An individual holder who is not resident in the U.K. for U.K. tax purposes should not be liable to U.K. capital gains tax on capital gains realized on the disposal of their ADSs unless such holder carries on a trade, profession or vocation in the U.K. through a branch or agency in the U.K. to which the our ADSs are attributable.

Any such individual holder of our ADSs who is temporarily non-resident for U.K. tax purposes will, in certain circumstances, become liable to U.K. tax on capital gains in respect of gains realized while they were not resident in the U.K.

A corporate holder of our ADSs which is not resident in the U.K. for U.K. tax purposes should not be liable for U.K. corporation tax on chargeable gains realized on the disposal of our ADSs unless it carries on a trade in the U.K. through a permanent establishment in the U.K. to which our ADSs are attributable.

U.K. Withholding Tax in Respect of CVRs

Mereo is not expecting to withhold amounts for or on account of U.K. tax at source in respect of any payments made to CVR holders pursuant to the CVR Agreement.

Stamp Duty and Stamp Duty Reserve Tax

The following statements apply to all holders, regardless of their jurisdiction of tax residence.

It is assumed for the purposes of the following statements that all transfers or, or agreements to transfer, our ordinary shares are only made at times when (i) our ordinary shares are admitted to trading on AIM but are not listed on any market (with the term “listed” being construed in accordance with section 99A of the Finance Act 1986); and (ii) AIM continues to be accepted as a “recognised growth market” (as construed in accordance with section 99A of the Finance Act 1986). Holders of our ADSs who propose to transfer, or agree to transfer, our ordinary shares during such time as these conditions are not met (including during any period between the creation and issue of our ADSs and the admission to trading of our ordinary shares on AIM) are strongly urged to obtain their own advice.

No stamp duty is payable on the issue of our ordinary shares into a depositary receipt system (such as, Mereo understands, that operated by Citibank) or a clearance service (such as, Mereo understands, DTC). No stamp duty reserve tax (“SDRT”) should be payable on the issue of our ordinary shares into a depositary receipt system or a clearance service. Accordingly, no stamp duty or SDRT should be payable on the creation and issue of our ADSs pursuant to the issue of our ordinary shares to Citibank’s custodian.

No stamp duty or SDRT should be payable on transfers of, or agreements to transfer, our ordinary shares into a depositary receipt system or a clearance service.

No SDRT or stamp duty should be payable on paperless transfers of, or agreements to transfer, our ADSs through the facilities of DTC.

No stamp duty should be payable on a written instrument transferring, or a written agreement to transfer, our ADSs provided the instrument or agreement is executed and remains at all times outside the U.K. No SDRT should be payable in respect of agreements to transfer our ADSs.

No stamp duty or SDRT should be payable on transfers of, or agreements to transfer, our ordinary shares outside of a depositary receipt system or a clearance service.

Material U.S. Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or ordinary shares. This discussion applies only to a U.S. Holder that holds ADSs or ordinary shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including any alternative minimum or Medicare contribution tax consequences and any tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding our ADSs or ordinary shares as part of a straddle, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities or arrangements treated as partnerships for U.S. federal income tax purposes and their partners or investors;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons who acquired our ordinary shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons that own or are deemed to own 10% or more of our stock by vote or value; or

•	persons holding our ADSs or ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns our ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning our ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

As used herein, a “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of our ADSs or ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ADSs or ordinary shares in their particular circumstances.

In general, if U.S. Holders own our ADSs, they will be treated as owning the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges our ADSs for the underlying ordinary shares.

Taxation of Distributions

Except as described under “—Passive Foreign Investment Company Rules” below, distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of our ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that any distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation at a preferential tax rate. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this preferential rate in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of our ADSs, the depositary’s, receipt. Dividends generally will be income from non-U.S. sources, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. The amount of any dividend income paid in pound sterling will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. U.S. Holders of our ADSs should consult their tax advisers regarding the application of these rules to the amount of any dividend paid by us in pound sterling that is converted into U.S. dollars by the depositary.

Sale or Other Taxable Disposition

Except as described under “—Passive Foreign Investment Company Rules” below, a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. Any gain or loss will be long-term capital gain or loss if at the time of the sale or disposition the U.S. Holder has owned our ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to a tax rate that is lower than the rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (the “asset test”). For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, dividends, gains from certain property transactions, rents and royalties (other than certain rents or royalties derived in the active conduct of a trade or business). Cash is a passive asset for PFIC purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

The assets shown on our consolidated balance sheet (taking into account OncoMed assets acquired as a result of the Merger) are expected to contain a significant amount of cash and cash equivalents in the current taxable year and for the foreseeable future. Therefore, whether we will satisfy the asset test for the current or any future taxable year generally will depend largely on the quarterly value of our goodwill, and on how quickly we utilize the cash in our business. Because (i) the value of our goodwill may be determined by reference to the market price of our shares or ADSs, which may be volatile given the nature and early stage of our business, (ii) we expect to continue to hold a significant amount of cash and (iii) a company’s PFIC status is an annual determination that can be made only after the end of each taxable year, we cannot express a view as to whether we will be a PFIC for the current or any future taxable year. It is therefore possible that we will be a PFIC for our current or any future taxable year.

If we were a PFIC for any taxable year and any of our non-U.S. subsidiaries or other companies in which we own equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, gain recognized upon a disposition (including, under certain circumstances, a pledge) of our ADSs or ordinary shares by the U.S. Holder will be allocated ratably over the U.S. Holder’s holding period for such ADSs or ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the resulting tax liability for each relevant taxable year. Further, to the extent that any distribution received by a U.S. Holder on its our ADSs or ordinary shares exceeds 125% of the average of the annual distributions received on such securities during the preceding three years or the U.S. Holder’s holding period, whichever is shorter (an “excess distribution”), such excess distribution will be subject to taxation in the same manner.

If we are a PFIC for any taxable year during which a U.S. Holder owns our ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder owns our ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that would allow them to eliminate the continuing PFIC status under certain circumstances.

Alternatively, if we are a PFIC and if our ADSs or ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment described in the preceding paragraphs. Our ordinary shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq is a qualified exchange for this purpose. The IRS has not identified specific non-U.S. exchanges that are “qualified” for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of our ADSs or ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of our ADSs or ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in our ADSs or ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of our ADSs or ordinary shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any. U.S. Holders should consult their tax advisers as to the availability and desirability of a mark-to-market election in their particular circumstances if we are a PFIC for any taxable year.

A qualified electing fund election, if available, could materially affect the tax consequences of the ownership and disposition of our ADSs or ordinary shares if we were a PFIC for any taxable year. However, we do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections. Therefore, U.S. Holders will not be able to make such elections.

If a U.S. Holder owns our ADSs or ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file annual reports on IRS Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year. U.S. Holders should consult their tax advisers regarding our PFIC status for any taxable year and the potential application of the PFIC rules to us.

Information Reporting and Backup Withholding

In general, payments of dividends and proceeds from the sale or other disposition of our ADSs or ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of our ADSs or ordinary shares, or non-U.S. accounts through which our ADSs or ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our ADSs or ordinary shares.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to certain of the information reporting requirements of the Exchange Act. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the SEC under cover of a Form 6-K.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of this website is http://www.sec.gov. The company’s website is www.mereobiopharma.com.

10.I. Subsidiary Information

Not applicable.

Item 11.	Quantitative And Qualitative Disclosures About Market Risk

Mereo is exposed to a variety of financial risks. Mereo’s overall risk management program seeks to minimize potential adverse effects of these financial risks on its financial performance.

Interest Rate Risk

Mereo manages interest rate risk by monitoring short and medium-term interest rates and placing cash on deposit for periods that optimize the amount of interest earned while maintaining access to sufficient funds to meet day-to-day cash requirements. Mereo has a committed borrowing facility in an amount of £20.5 million which was fully drawn as of the date of this annual report. Loans under the credit facility bear interest at a fixed rate of 9.0% per annum. The interest payable on the Novartis Notes is fixed at 4.0% per annum. Consequently, there is no material exposure to interest rate risk in respect of interest payable.

Credit Risk

Mereo considers all of its material counterparties to be creditworthy. Mereo considers the credit risk for each of its major counterparties to be low. Mereo is, however, dependent on a number of third parties for the delivery of its programs and, in addition, where appropriate it pays upfront deposits and fees in advance of the delivery of services where required. Mereo continues to assess credit risk as part of its management of these third-party relationships.

Liquidity Risk

Mereo manages its liquidity risk by maintaining adequate cash reserves at banking facilities and invested in short term money market accounts, and by continuously monitoring its cash forecasts, its actual cash flows and by matching the maturity profiles of financial assets and liabilities.

Foreign Currency Risk

Foreign currency risk reflects the risk that the value of a financial commitment or recognized asset or liability will fluctuate due to changes in foreign currency rates. The majority of Mereo’s operating costs are denominated in pound sterling, Euros, and U.S. dollars. Mereo’s financial position, as expressed in pound sterling, is exposed to movements in foreign exchange rates against the U.S. dollar and the euro. Mereo’s main trading currencies are pound sterling and U.S. dollars. Mereo is exposed to foreign currency risk as a result of operating transactions and the translation of foreign currency bank accounts and short-term deposits. Mereo monitors its exposure to foreign exchange risk. Mereo has not entered into foreign exchange contracts to hedge against foreign exchange fluctuations but maintain cash and investments in U.S. dollars to cover anticipated forward commitments. For the year ended December 31, 2018, Mereo recorded a net foreign exchange loss of £0.04 million, compared to a £1.4 million loss for the year ended December 31, 2017, primarily as a result of the accretion in value of Mereo’s U.S. dollar cash deposits measured at the balance sheet date compared to the date of conversion. These deposits amounted to $15.0 million and $2.3 million as of December 31, 2017 and 2018, respectively.

Item 12.	Description of Securities Other Than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Charges

As an ADS holder, you are required to pay the following fees under the terms of the deposit agreement:

Service	Fee

Issuance of ADSs (e.g., an issuance of our ADSs upon a deposit of our ordinary shares, upon a change in our ADS-to-ordinary shares ratio), excluding ADS issuances as a result of distributions of our ordinary shares

Up to $5.00 per 100 ADSs (or fraction thereof) issued
Cancellation of ADSs (e.g., a cancellation of our ADSs for delivery of deposited property, upon a change in our ADS-to-ordinary shares ratio, or for any other reason)	Up to $5.00 per 100 ADSs (or fraction thereof) cancelled
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to $5.00 per 100 ADSs (or fraction thereof) held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $5.00 per 100 ADSs (or fraction thereof) held
Distribution of securities other than our ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to $5.00 per 100 ADSs (or fraction thereof) held
ADS Services	Up to $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary
Registration of ADS Transfers (e.g., upon a registration of the transfer of registered ownership of our ADSs, upon a transfer of our ADSs into DTC and vice versa, or for any other reason)	Up to $5.00 per 100 ADSs (or fraction thereof) transferred

Conversion of our ADSs of one series for our ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the deposit agreement) into freely transferable ADSs, and vice versa)

Up to $5.00 per 100 ADSs (or fraction thereof) converted

As a holder of our ADSs, you are also responsible for paying certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of our ordinary shares on the share register and applicable to transfers of our ordinary shares to or from the name of the custodian, the depositary, or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex, and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•

the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to our ordinary shares, our ADSs, and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with our ADR program.

Fees and charges for (i) the issuance of our ADSs, and (ii) the cancellation of our ADSs are charged to the person for whom our ADSs are issued (in the case of our ADS issuances) and to the person for whose our ADSs are cancelled (in the case of our ADS cancellations). In the case of our ADSs issued by the depositary into DTC, our ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving our ADSs being issued or the DTC participant(s) holding our ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. our ADS fees and charges in respect of distributions and our ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) our ADS service fee, holders as of our ADS record date will be invoiced for the amount of our ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of our ADSs. For our ADSs held through DTC, such ADS fees and charges for distributions other than cash and our ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold our ADSs. In the case of (i) registration of our ADS transfers, our ADS transfer fee will be payable by the Holders of our ADS whose ADSs are being transferred or by the person to whom our ADSs are transferred, and (ii) conversion of our ADSs of one series for our ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Note that the fees and charges you may be required to pay may vary over time and may be changed by Mereo and by the depositary. You will receive prior notice of such changes. The depositary may reimburse Mereo for certain expenses incurred by Mereo in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as Mereo and the depositary agree from time to time.

PART TWO

Item 13.	Defaults, Dividend Arrearages And Delinquencies

None.

Item 14.	Material Modifications To The Rights Of Security Holders And Use Of Proceeds

A.-D. Material Modifications to the Rights of Security Holders

On April 23, 2019, pursuant to the terms of the Merger Agreement, OncoMed merged with and into an indirect wholly-owned subsidiary of Mereo. Upon completion of the Merger, each OncoMed common stock was cancelled and converted into the right to receive (1) 0.127694 ADSs, representing five ordinary shares in the capital of Mereo, as determined by the exchange ratio set forth in the Merger Agreement, and (2) one contingent value right, representing the right to receive contingent consideration upon the achievement of certain milestones relating to certain OncoMed products or product candidates. Accordingly, the shares became governed by Mereo’s Articles. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” On April 24, 2019, our ADSs were listed on Nasdaq under the symbol of “MREO”.

E. Use of Proceeds

Not applicable.

Item 15.	Controls And Procedures

(a)	Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2018, or the Evaluation Date. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Further, as long as we are deemed to be an Emerging Growth Company, we will not be required to include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting, due to an exemption for Emerging Growth Companies provided in the Jumpstart Our Business Startups Act of 2012.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

(c)	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board has determined that Mr. Paul Blackburn qualifies to serve as an “audit committee financial expert” as defined under the SEC rules, and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Mr. Paul Blackburn also qualifies as an independent director under the corporate governance standards of the Nasdaq listing requirements and the audit committee independence requirements of Rule 10A-3 of the Exchange Act. For more information see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Mereo Board—Audit and Risk Committee.”

Item 16B.	Code of Ethics

Code of Business Conduct and Ethics and Anti-Bribery and Anti-Corruption Policy

We have adopted a Code of Business Conduct and Ethics and an Anti-Bribery and Anti-Corruption Policy applicable to all of our directors, executive officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a code of ethics as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics and the Anti-Bribery and Anti-Corruption Policy can be found on our website at www.mereobiopharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or the Anti-Bribery and Anti-Corruption Policy or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Item 16C.	Principal Accountant Fees and Services

Our financial statements have been prepared in accordance with IFRS and are audited by Ernst & Young LLP, our independent registered public accounting firm registered with the Public Company Accounting Oversight Board in the United States.

Ernst & Young LLP, has served as our independent registered public accounting firm for each of the two years ended December 31, 2017 and 2018, for which audited financial statements appear in this annual report.

The following table provides information regarding fees paid by us to Ernst & Young LLP for all services, for the years ended December 31, 2017 and 2018:

	Year Ended December 31,
	2017	2018
	(in thousands of pounds)
Audit fees(1)	199	368
Audit related fees	—	156
Other fees	3	10

Total fees	202	534

(1)

Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements and services related to the company’s aborted initial public offering and other registration statements.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee’s specific responsibilities in carrying out its oversight of the quality and integrity of the accounting, auditing and reporting practices of Mereo include the approval of audit and non-audit services to be provided by the independent auditor before the auditor is engaged to render such services. The audit committee approves in advance the particular services or categories of services to be provided to Mereo during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional non-audit services may be pre-approved by the audit committee.

Item 16D.	Exemptions From The Listing Standards For Audit Committees

None.

Item 16E.	Purchases of Equity Securities By The Issuer And Affiliated Purchasers

In the year ending December 31, 2018, Mereo purchased 163,000 ordinary shares into Treasury through an Employee Benefit Trust (“EBT”). As at December 31, 2018 a total balance of £21,762 was held by EBT. Mereo utilizes the EBT to buy shares at nominal value from Mereo in sufficient quantity to fulfill awards made under the Mereo Share Plans.

	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs
Month #1 (October 1, 2018 – October 31, 2018)	131,487	£1.90	—	—

Month #2 (December 1, 2018 – December 31, 2018)	31,513	£1.80	—	—

Total	163,000	£1.88	—	—

(1)	The ordinary shares were not purchased as part of a publicly announced plan or program.

Item 16F.	Change In Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, Mereo is permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers. While Mereo intends to follow most Nasdaq corporate governance rules, it intends to follow U.K. corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

•

Mereo does not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, Mereo’s Articles provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•	Mereo does not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.

Although Mereo may rely on certain home country corporate governance practices, Mereo must comply with Nasdaq Rule 5640 Notification of Noncompliance and Rule 5640 Voting Rights. Further, Mereo must have an audit committee that satisfies Rule 5605(c)(3), which addresses audit committee responsibilities and authority, and that consists of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii).

Mereo intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

Because Mereo is a foreign private issuer, Mereo’s directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. Mereo will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Compliance with the Quoted Companies Alliance Corporate Governance Code

All companies with securities admitted to trading on AIM are required to include on their website details of a recognized corporate governance code that the board of directors of the company has decided to apply, how the company complies with that code, and where it departs from its chosen corporate governance code an explanation of the reasons for doing so. This information is required to be reviewed annually.

Mereo applies the Corporate Governance Code published by the Quoted Companies Alliance (the “QCA Code”). The QCA Code sets out a standard of minimum best practice for small and midsize quoted companies in the U.K.

Mereo Shareholder Rights Under U.K. Law

The rights of the holders of our ordinary shares are governed by the laws of England and Wales and Mereo’s Articles. The rights of a holder of our ADSs are also be governed by the deposit agreement.

Purchase and Redemption Rights

Under the U.K. Companies Act 2006, a public limited company may issue redeemable shares if authorized by its articles of association, subject to any conditions stated therein. No redeemable shares may be issued at a time when there are no issued shares of the company existing which are not redeemable.

Under the U.K. Companies Act 2006, a company may redeem shares only if the shares are fully paid and, in the case of public limited companies, only out of: (1) distributable profits; or (2) the proceeds of a new issue of shares made for the purpose of such redemption.

Preemptive Rights

Under the U.K. Companies Act 2006, the issuance of “equity securities” (being (1) shares in a company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution or (2) rights to subscribe for, or to convert securities into, such shares) that are to be paid for wholly in cash must be offered first to the existing holders of Mereo Shares in proportion to the respective nominal values (i.e., par values) of their holdings on the same or more favorable terms, unless an exception applies or a special resolution to the contrary has been passed or the articles of association otherwise provide, in each case in accordance with the provisions of the U.K. Companies Act 2006 and Mereo’s Articles. An exclusion of pre-emptive rights can be granted for a maximum of five years from the date that Mereo’s directors are granted authority to allot the relevant Mereo ordinary shares, after which shareholders’ approval would be required to renew such exclusion.

Inspection Rights

Under English law, a company must retain and keep available for inspection by shareholders, free of charge, and by any other person on payment of a prescribed fee, its register of members. It must also keep available for inspection by shareholders, free of charge, records of all resolutions passed by and minutes of meetings of shareholders for a period of at least ten years from the date of the relevant resolution or meeting, and for a fee, provide copies of such records to shareholders who request them.

Appraisal Rights

There is no mandatory provision in English law for appraisal rights. Such rights could, in theory, be provided for in the articles of association or in a shareholders’ agreement. Mereo’s Articles do not provide for appraisal/dissenters’ rights. However, English law provides dissenters’ rights which would permit a shareholder to object to a court of England and Wales in the context of the compulsory acquisition of minority shares.

Votes on Certain Transactions

The U.K. Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require: (1) the approval, at a shareholders’ or creditors’ meeting convened by order of a court of England and Wales, of a majority in number representing 75% in value of the creditors or class of creditors or members or class of members (as the case may be) present and voting, either in person or by proxy; and (2) the approval of a court of England and Wales.

Amendment of Corporate Governance Documents

Under the U.K. Companies Act 2006, a company incorporated in England and Wales may amend its articles of association by way of a special resolution.

Shareholder Action by Written Consent

Under the U.K. Companies Act 2006, a resolution of the members (or of a class of members) of a public company must be passed at a general meeting of the members. Written resolutions are not permitted.

Notwithstanding the foregoing: (1) English law currently provides that certain matters could be effected by a company otherwise than by passing a resolution where it can be shown that all shareholders of that company have provided unanimous informed consented to the relevant matter; and (2) under the U.K. Companies Act 2006, rights attached to a class of the company’s shares may, where the company’s articles contain no provision for the variation of the relevant rights, be carried by consent in writing from the holders of at least three-quarters in nominal value of the issued shares of that class.

Shareholder Meetings

The U.K. Companies Act 2006 requires that a public limited company, such as Mereo, must convene an annual general meeting within six months following its accounting reference date.

Subject to the notice requirements of the U.K. Companies Act 2006 outlined below, a general meeting of the shareholders of Mereo may be called by the Mereo Board whenever and at such times and places as it shall determine.

A general meeting may also be convened by the Mereo Board on the requisition of Mereo shareholders who hold at least 5% of the paid-up capital of Mereo carrying voting rights at a general meeting.

General meetings at which special resolutions are proposed and passed generally involve proposals to change the name of the company, permit the company to issue new shares for cash without the shareholders’ pre-emptive right, amend the company’s articles of association, or carry out other matters where either the company’s articles of association or the U.K. Companies Act 2006 prescribe that a special resolution is required.

Other proposals relating to the ordinary course of the company’s business, such as the election of directors, would generally be the subject of an ordinary resolution.

Under the U.K. Companies Act 2006, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at that meeting. At least 14 clear days’ notice is required for any other general meeting.

In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice.

Shareholder Proposals and Shareholder Nomination of Directors

Under the U.K. Companies Act 2006, shareholders of a company may require the directors to call a general meeting of the company and may specify the text of a resolution to be voted on at that meeting if the request is made by shareholders holding at least 5% of the paid-up capital of Mereo carrying voting rights at a general meeting.

In certain circumstances, shareholders may also require the company to circulate to shareholders that are entitled to receive notice of a general meeting, a statement of not more than 1,000 words with respect to (1) a matter referred to in a proposed resolution to be dealt with at that meeting, or (2) other business to be deal with at that meeting. A company is required to circulate a statement once it has received requests to do so from (1) shareholders representing at least 5% of the total voting rights of all shareholders who have a relevant right to vote, or (2) by at least 100 shareholders who have a relevant right to vote and hold shares in the company on which there has been paid up an average sum, per shareholder, of at least £100.

Resolutions to appoint or re-appoint directors to a public limited company such as Mereo must generally be put to shareholders on the basis of one resolution for each nominated director.

Number of Directors

Under the U.K. Companies Act 2006, a public limited company must have at least two directors.

Classification of the Board

Under the U.K. Companies Act 2006, a company may not enter into a service contract with a fixed term of more than two years with a director or (where the director is a director of a holding company) with a member of the group consisting of that company and its subsidiaries unless such contract has been approved by an ordinary resolution of the shareholders of the company or (in the case of a director of a holding company) of the shareholders of the holding company. Such a resolution must not be passed unless a memorandum setting out the proposed contract incorporating the provision is made available to members of the company both (1) at the company’s registered office for not less than 15 days ending with the date of the meeting; and (2) at the meeting itself.

Removal of Directors

Under the U.K. Companies Act 2006, a company may remove a director without cause at a general meeting by way of an ordinary resolution of shareholders, irrespective of any provision of any agreement or service contract between the director and the company, provided that 28 clear days’ notice of the proposed resolution to remove the director is given and certain other procedural requirements under the U.K. Companies Act 2006 are followed (such as allowing the director to make representations against his or her removal either at the meeting or in writing).

Limitation of Director Liability

Under the U.K. Companies Act 2006, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void, and any provision where the company is seeking to indemnify a director for such liability is also void except as allowed by the provision of insurance.

Directors and Officers Indemnity

Any provision by which Mereo directly or indirectly provides an indemnity (to any extent) for a director of the company or of an “associated company” (i.e., a company that is a parent, subsidiary or sister company of Mereo) against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director is void except as permitted by the U.K. Companies Act 2006, which provides exceptions for Mereo to:

•

purchase and maintain director and officer insurance insuring its directors or the directors of an associated company against any liability attaching in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director;

•

provide a “qualifying third party indemnity,” which is an indemnity against liability incurred by Mereo’s directors and directors of an associated company to a person other than Mereo or an associated company. Such indemnity must not cover criminal fines, penalties imposed by regulatory bodies, the defense costs of criminal proceedings where the director is found guilty, the defense costs of civil proceedings successfully brought against the director by the company or an associated company, or the costs of unsuccessful applications by the director for relief from liabilities for such matters; and

•

provide a “qualifying pension scheme indemnity,” which is an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan. Such indemnity must not cover a fine imposed in criminal proceedings, or sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising), or any liability incurred by the director in defending criminal proceedings in which he or she is convicted.

The U.K. Companies Act 2006 also provides that Mereo may lend a director of Mereo funds to meet expenditure incurred by him in defending any criminal or civil proceedings in connection with any alleged negligence, default, breach of duty or breach of trust by him in relation to Mereo or an associated company, or in connection with an application for certain specified relief, subject to the requirement that the loan must be on terms that it is to be repaid if the defense or the application for relief is unsuccessful.

Derivative Suits and Class Action Suits

Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the U.K. Companies Act 2006 provides that (1) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (2) a shareholder may bring a claim for a court order on the ground that the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to the interests of its shareholders generally or of some of its shareholders, or that an actual or proposed act or omission of the company is or would be so prejudicial.

The U.K. Limitation Act 1980 imposes a limitation period, with certain exceptions, of civil claims. The period is six years in respect of actions in contract and tort, and 12 years for “actions on a specialty,” such as a breach of any obligation contained in a deed. The limitation period begins to run from the date on which the action accrued. In the case of contract, this is the date on which the breach of contract occurred, and in tort this is the date on which the damage is suffered.

Conflicts of Interest Transactions

Under English law, a director is under a duty to avoid conflicts of interest, and is obliged to declare his or her interest (whether direct or indirect) in a proposed transaction with the company to the other directors. It is an offense to fail to declare an interest (whether direct or indirect) in an existing transaction with the company.

The duty to avoid a conflict of interest is not infringed if the situation cannot reasonably be regarded as likely to give rise to a conflict of interest or if the matter has been authorized by the directors.

Reporting Requirements

According to the AIM Rules, which apply to Mereo due to the quotation of our ordinary shares on AIM, Mereo must publish:

•	its annual audited accounts as of the end of each financial year within six months after the end of each financial year at the latest; and

•	half-yearly financial statements for the first six months of a financial year within three months after the end of each reporting period at the latest.

Furthermore, according to the EU Market Abuse Regulation (Regulation EU No. 596/2014), Mereo must, as soon as possible, publish all inside information that directly concerns it. In particular, inside information directly concerns an issuer if it relates to developments within the issuer’s sphere of activity. Inside information is, broadly, any specific information about circumstances that are not public knowledge relating to Mereo or the Mereo Shares that, if it became publicly known, would have a significant effect on the price of Mereo Shares.

Any Mereo shareholder who holds voting rights in Mereo, directly or indirectly, the percentage of which reaches, exceeds or falls below 3%, 4% and each 1% threshold thereafter up to 100% as a result of an acquisition or disposal of shares or financial instruments, shall, without undue delay, and within two trading days at the latest as from the transaction, notify this to Mereo and simultaneously to the FCA.

Short-Swing Profits

Directors, officers and other persons discharging managerial responsibilities, as well as persons closely related to them, are required to notify certain own account transactions in our ordinary shares to Mereo and the FCA.

Other U.K. Law Considerations

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Other U.K. Law Considerations” for other applicable corporate governance practices.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART THREE

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Mereo BioPharma Group plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mereo BioPharma Group plc (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of the Company’s internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2015

Reading, United Kingdom

April 29, 2019

Consolidated statement of comprehensive loss

for the years ended December 31, 2016, 2017 and 2018

		Year ended December 31,
	Notes	2016	2017	2018
		(in £)
Research and development expenses		(24,562,502)	(34,606,649)	(22,703,553)
Administrative expenses		(11,616,816)	(10,697,194)	(12,504,887)

Operating loss		(36,179,318)	(45,303,843)	(35,208,440)
Finance income	7	374,906	826,855	306,831
Finance charge	7	(179,765)	(1,089,925)	(2,360,648)
Net foreign exchange gain/(loss)		2,262,626	(1,384,225)	(43,863)

Loss before tax		(33,721,551)	(46,951,138)	(37,306,120)
Taxation	9	5,331,271	8,152,084	5,277,380

Loss attributable to equity holders of the parent		(28,390,280)	(38,799,054)	(32,028,740)
Other comprehensive income for the year, net of tax		—	—	—

Total comprehensive loss for the year, net of tax and attributable to the equity holders of the parent		(28,390,280)	(38,799,054)	(32,028,740)

Basic and diluted loss per share	10	(0.63)	(0.56)	(0.45)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated balance sheet

as at December 31, 2017 and 2018

		Year Ended December 31,
	Notes	2017	2018
		(in £)
Assets
Non-current assets
Property, plant and equipment	11	153,361	148,934
Intangible assets	12	33,005,229	32,632,229

		33,158,590	32,781,164
Current assets
Prepayments		1,970,781	1,066,932
R&D tax credits	9	8,152,084	5,277,380
Other receivables	14	509,350	608,893
Short-term investments	16	2,500,000	2,500,000
Cash and short-term deposits	15	50,044,672	25,041,945

		63,176,887	34,495,150

Total assets		96,335,477	67,276,314

Equity and liabilities
Equity
Issued capital	17	213,285	213,721
Share premium	17	118,226,956	118,492,073
Other capital reserves	17	16,359,169	18,592,618
Employee Benefit Trust shares	27	—	(306,838)
Other reserves	17	7,000,000	7,000,000
Accumulated loss		(79,315,920)	(111,220,794)

Total equity		62,483,490	32,770,780

Non-current liabilities
Provisions	19	4,075,386	2,641,353
Interest-bearing loans and borrowings	18	18,812,511	14,646,753
Warrant liability	20	1,346,484	1,005,613
Other liabilities	21	—	34,289

		24,234,381	18,328,008
Current liabilities
Trade and other payables	22	3,024,026	4,570,307
Accruals		4,379,774	4,437,321
Provisions	19	274,000	332,014
Interest-bearing loans and borrowings	18	1,939,806	6,837,884

		9,617,606	16,177,526

Total liabilities		33,851,987	34,505,534

Total equity and liabilities		96,335,477	67,276,314

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of cash flows

for the years ended December 31, 2016, 2017 and 2018

		Year Ended December 31,
	Notes	2016	2017	2018
		(in £)
Operating activities
Loss before tax		(33,721,551)	(46,951,138)	(37,306,120)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation of property, plant and equipment	11	32,940	36,076	37,796
Share-based payment expense	25	6,494,018	3,651,898	2,189,293
Net foreign exchange loss		(2,262,626)	1,384,225	43,863
Provision for social security contributions on employee share options		1,031,109	1,115,966	(1,446,019)
Provision for deferred cash consideration		(374,906)	—	443,000
Interest earned	7	—	(826,855)	(306,831)
Finance charges	7	179,765	1,089,925	1,917,649
Modification loss on bank loan	18b	—	—	730,037
Working capital adjustments:
(Decrease)/Increase in receivables		(1,219,202)	(839,751)	804,306
Increase in payables		(768,402)	3,860,412	1,603,828
Tax received		946,681	5,331,271	8,152,085

Net cash flows from operating activities		(29,662,174)	(32,147,971)	(23,137,113)

Investing activities
Purchase of property, plant and equipment	11	(3,467)	(15,568)	(35,536)
Purchase of license	12	—	(2,280,000)	—
Disposal of property, plant and equipment	11	1,175	—	2,166
Short-term investments	16	—	(2,500,000)	—
Interest earned		374,906	1,051,620	284,928

Net cash flows from (used in) investing activities		372,614	(3,743,948)	251,558

Financing activities
Proceeds from issue of ordinary shares	17	67,888,820	15,000,000	273,064
Transaction costs on issue of shares	17	(2,995,864)	(729,632)	(7,511)
Proceeds from issue of convertible loan		3,463,563	—	—
Proceeds from issue of bank loan	18b	—	20,000,000	455,000
Transaction costs on bank loan		—	(200,000)	(920,859)
Interest paid on bank loan		—	(327,123)	(1,644,610)
Proceeds from TAP agreement	21	—	—	78,445
Purchase of treasury shares	27	—	—	(306,838)

Net cash flows from (used in) financing activities		68,356,519	33,743,245	(2,073,309)

Net (decrease) in cash and cash equivalents		39,066,959	(2,148,674)	(24,958,864)
Cash and cash equivalents at January 1		12,247,986	53,577,571	50,044,672
Effect of exchange rate changes on cash and cash equivalents		2,262,626	(1,384,225)	(43,863)

Cash and cash equivalents at December 31	15	53,577,571	50,044,672	25,041,945

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

for the years ended December 31, 2016, 2017 and 2018

	Issued capital	Share premium	Other capital reserves	Employee Benefit Trust	Other reserves	Accumulated losses	Total equity
	(in £)
At January 1, 2016	213,285	118,226,956	16,359,169	—	7,000,000	(79,315,920)	62,483,490

Total comprehensive loss for the year	—	—	—	—	—	(28,390,280)	(28,390,280)
Issue of share capital (Note 17)	107,709	67,781,112	—	—	—	—	67,888,821
Share-based payments – share options (Note 25)	—	—	6,185,067	—	—	—	6,185,067
Share-based payments – LTIPs (Note 25)	—	—	133,601	—	—	—	133,601
Share-based payments – deferred bonus shares (Note 25)	—	—	175,350	—	—	—	175,350
Issue of share capital (Note 17)	26,092	15,977,271	(16,003,363)	—	—	—	—
Equity element of convertible loan (Note 18a)	—	—	516,802	—	—	—	516,802
Share capital reduction (Note 17)	—	(7,000,000)	—	—	7,000,000	—	—
Transaction costs on issuance of share capital (Note 17)	—	(2,995,864)	—	—	—	—	(2,995,864)
At December 31, 2016	193,022	99,975,399	12,667,562	—	7,000,000	(40,579,241)	79,256,742
Loss for the year to December 31, 2017	—	—	—	—	—	(38,799,054)	(38,799,054)
Share-based payments – share options (Note 25)	—	—	3,027,963	—	—	—	3,027,963
Share-based payments – LTIPs (Note 25)	—	—	298,287	—	—	—	298,287
Share-based payments – deferred bonus shares (Note 25)	—	—	325,648	—	—	—	325,648
Share-based payments – deferred equity consideration (Note 25)	—	—	1,331,288	—	—	—	1,331,288
Issue of share capital on April 4, 2017 (Note 17)	15,125	14,984,875	—	—	—	—	15,000,000
Issue of share capital on conversion of loan note (Note 17)	1,899	1,396,654	—	—	—	—	1,398,553
Issue of share capital for Novartis bonus shares (Note 17)	1,766	1,081,133	(1,082,899)	—	—	—	—
Equity element of convertible loan (Note 18a)	—	—	(208,680)	—	—	—	(208,680)
Conversion of convertible loan (Note 18a)	—	—	—	—	—	62,375	62,375
Issue of share capital on October 31, 2017 (Note 17)	1,473	1,518,527	—	—	—	—	1,520,000
Transaction costs on issuance of share capital (Note 17)	—	(729,632)	—	—	—	—	(729,632)

At December 31, 2017	213,285	118,226,956	16,359,169	—	7,000,000	(79,315,920)	62,483,490

Loss for the year to December 31, 2018	—	—	—	—	—	(32,028,740)	(32,028,740)
Adoption of IFRS 9 (Note 2.2)	—	—	—	—	—	123,866	123,866
Share-based payments – share options (Note 25)	—	—	1,869,955	—	—	—	1,869,955
Share-based payments – LTIPs (Note 25)	—	—	319,338	—	—	—	319,338
Issue of share capital on June 1, 2018 (Note 17)	150	150,078	—	—	—	—	150,228
Issue of share capital on August 3, 2018 on exercise of options (Note 17)	30	12,870	—	—	—	—	12,900
Issue of share capital on October 22, 2018 on exercise of options (Note 17)	256	109,680	—	—	—	—	109,936
Issue of warrants for TAP agreement (Note 17)	—	—	44,156	—	—	—	44,156
Transaction costs on issuance of share capital (Note 17)	—	(7,511)	—	—	—	—	(7,511)
Purchase of treasury shares (Note 27)	—	—	—	(306,838)	—	—	(306,838)

At December 31, 2018	213,721	118,492,073	18,592,618	(306,838)	7,000,000	(111,220,794)	32,770,780

Notes to the Consolidated Financial Statements

1. Corporate information

Mereo BioPharma Group plc (the “Company”) is a clinical-stage, U.K.-based biopharmaceutical company focused on rare diseases.

The Company is a public limited company incorporated and domiciled in the U.K., and registered in England, with our shares publicly traded on the Alternative Investment Market of the London Stock Exchange under the ticker symbol “MPH”. As of April 24, 2019, we are also listed on the Nasdaq Global Exchange via American Depositary Receipts (ADRs) under the ticker symbol “MREO” following the completion of the merger with OncoMed Pharmaceuticals, Inc. (“OncoMed”). Our registered office is located at Fourth Floor, 1 Cavendish Place, London W1G 0QF.

The consolidated financial statements of Mereo BioPharma Group plc and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2018 were authorized for issue in accordance with a resolution of the directors on April 28, 2019.

2. Significant accounting policies

2.1 Basis of preparation

The Group’s annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial information is presented in pounds sterling (“Sterling”).

2.2 Adoption of new accounting policies

The following policies have been adopted since the start of the period:

a) IFRS 9 Financial Instruments.

In the current period the Group has applied IFRS 9 Financial Instruments (as revised in July 2014) and the related consequential amendments to other IFRS. IFRS 9 introduces new requirements for 1) the classification and measurement of financial assets and financial liabilities, 2) impairment for financial assets, 3) general hedge accounting and 4) new accounting for certain modifications and exchanges of financial liabilities measured at amortized cost. The only impact on the Group is in relation to the non-substantial modification of the convertible loan notes, as detailed below. The Group has applied IFRS 9 in full without restating comparatives with an initial date of application of January 1, 2018.

In relation to the non-substantial modification of financial liabilities, IFRS 9 requires the recognition of a modification gain or loss for exchanges or modifications of financial liabilities that do not result in derecognition of the financial liability. As a result, under IFRS 9 the carrying value of the convertible loan notes at the date of modification, as more fully described in Note 18a, was adjusted to recognize the modification gain in the retained earnings as of the date of initial application of IFRS 9 (January 1, 2018).

Interest-bearing loans and borrowings – convertible loan notes

(in £)
At January 1, 2018 calculated under IAS 39	1,977,393
Amounts restated through retained earnings	(123,865)

At January 1, 2018 under IFRS 9	1,853,528

The Group has considered the adoption of IFRS 9 on receivables and determined the expected credit loss to be immaterial, and therefore no adjustment has been made for this.

b) IFRS 15 Revenue from Contracts with Customers

In the current period the Group has adopted IFRS 15 Revenue from Contracts with Customers. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. There has been no impact on Group reporting in the period.

c) IFRS 16 Leases

General impact of application of IFRS 16 Leases

IFRS 16 provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements for both lessors and lessees. IFRS 16 will supersede the current lease guidance including IAS 17 Leases and the related Interpretations when it becomes effective for accounting periods beginning on or after January 1, 2019. The date of initial application of IFRS 16 for the Group will be January 1, 2019. The Group has chosen the modified retrospective application of IFRS 16 in accordance with IFRS 16:C5(b). Consequently, the Group will not restate the comparative information. In contrast to lessee accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

Impact of the new definition of a lease

The Group will make use of the practical expedient available on transition to IFRS 16 not to reassess whether a contract is or contains a lease. Accordingly, the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to apply to those leases entered or modified before 1 January 2019.

The change in definition of a lease mainly relates to the concept of control. IFRS 16 distinguishes between leases and service contracts on the basis of whether the use of an identified asset is controlled by the customer. Control is considered to exist if the customer has:

•	the right to obtain substantially all of the economic benefits from the use of an identified asset; and

•	the right to direct the use of that asset.

The Group will apply the definition of a lease and related guidance set out in IFRS 16 to all lease contracts entered into or modified on or after January 1, 2019 (whether it is a lessor or a lessee in the lease contract). In preparation for the first-time application of IFRS 16, the Group has carried out an implementation project. The project has shown that the new definition in IFRS 16 will not change significantly the scope of contracts that meet the definition of a lease for the Group.

Impact on lessee accounting

IFRS 16 will change how the Group accounts for leases previously classified as operating leases under IAS 17, which were off-balance sheet.

On initial application of IFRS 16, for all leases (except as noted below), the Group will:

a)	recognize right-of-use assets and lease liabilities in the consolidated statement of financial position, initially measured at the present value of the future lease payments;

b)	recognize depreciation of right-of-use assets and interest on lease liabilities in the consolidated statement of profit or loss;

c)	separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (presented within operating activities) in the consolidated cash flow statement.

Lease incentives (e.g. rent-free period) will be recognized as part of the measurement of the right-of-use assets and lease liabilities whereas under IAS 17 they resulted in the recognition of a lease liability incentive, amortized as a reduction of rental expenses on a straight-line basis.

Under IFRS 16, right-of-use assets will be tested for impairment in accordance with IAS 36 Impairment of Assets. This will replace the previous requirement to recognize a provision for onerous lease contracts.

For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as personal computers and office furniture), the Group will opt to recognize a lease expense on a straight-line basis as permitted by IFRS 16.

As at December 31, 2018, the Group had non-cancellable operating lease commitments of £535,665.

The non-cancellable operating lease commitment and the expected lease liability balance to be recognized upon transition differs as a result of IFRS 16’s requirement to include, within the lease term, the non-cancellable period of a lease, together with periods covered by an option to extend, if that option is reasonably certain to be exercised and periods covered by an option to terminate, if that option is reasonably certain to not be exercised.

A preliminary assessment indicates that all of these arrangements relate to leases other than short-term leases and leases of low-value assets, and hence the Group will recognise a right-of-use asset of £2,551,810 and a corresponding lease liability of £2,533,647 in respect of all these leases. The impact on 2019 profit or loss is to decrease other expenses by £1,093,920, to increase depreciation by £696,948 and to increase interest expense by £322,662. Lease liability incentives of £32,090 previously recognized in respect of the operating leases will be derecognized and the amount factored into the measurement of the right-to-use assets and lease liabilities.

The preliminary assessment indicates that £nil of these arrangements relate to short-term leases and leases of low-value assets.

Under IAS 17, all lease payments on operating leases are presented as part of cash flows from operating activities. The impact of the changes under IFRS 16 to the 2019 statement of cash flows would be to reduce the cash used in operating activities by £932,268 and to increase net cash used in financing activities by the same amount.

2.3 Going concern

Though the Group continues to make losses, the directors believe it is appropriate to prepare the financial information on the going concern basis. This is because the Group’s research into new products continues to progress according to plan and the funding secured to date, together with the funds that have come into the Group since the year end by way of the completed merger with OncoMed (as described more fully in Note 29) will allow it to meet its liabilities as they fall due for at least 12 months from the date of authorization for the issue of these consolidated financial statements.

2.4 Basis of consolidation

The consolidated financial information comprises the financial statements of Mereo BioPharma Group plc and its subsidiaries as at December 31, 2018. Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated in preparing the consolidated financial statements. Accounting policies of subsidiaries are consistent with the policies adopted by the Group.

The Company has an employee share trust to facilitate share transactions pursuant to employee share schemes. Although the trust is a separate legal entity from the Group, it is consolidated into the Group’s results in accordance with the IFRS 10 rules on special purpose vehicles. The Company is deemed to control the trust principally because the trust cannot operate without the funding the Group provides.

All Group subsidiaries prepare yearly financial information to December 31 consistent with the Company.

2.5 Summary of significant accounting policies

a) Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, and include R&D tax credits receivable under the HM Revenue and Customs (HMRC) small or medium enterprise (SME) scheme, which provides additional taxation relief for qualifying expenditure on R&D activities, and allows for the surrender of tax losses in exchange for a cash payment from HMRC.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of comprehensive loss.

Income tax credit

The Group benefits from the U.K. R&D tax credit regime whereby a portion of the Group’s losses can be surrendered for a cash rebate of up to 33.35% of eligible expenditures. Such credits are accounted for within the tax provision, in the year in which the expenditures were incurred.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply to the year when the asset is realized, based on tax rates (and tax laws) enacted or substantively enacted at the end of the reporting period.

b) Foreign currencies

The functional currency of the Company and its subsidiaries is Sterling. Transactions in foreign currencies are initially recorded by the Group’s entities at the rate ruling on the date the transaction first qualifies for recognition.

Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Gains or losses on the retranslation of foreign currency balances at the year end are recognized in the consolidated statement of comprehensive loss under net foreign exchange gains/(losses).

c) Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the plant and equipment if the recognition criteria are met. All other repair and maintenance costs are recognized in profit or loss as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

•	Leasehold improvements ten years

•	Office equipment five years

•	IT equipment three years

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of comprehensive loss when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

d) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of comprehensive loss on a straight-line basis over the period of the lease.

The Group leases its premises (see Note 26). The Company recognizes any lease incentives on a straight-line basis over the entire period of the lease, assuming that any break clauses available will not be exercised. By not exercising any break clauses, the Group receives a 50% rent discount from the landlord for a fixed period of time as described in Note 26.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

e) Intangible assets

Intangible assets, relating to intellectual property rights acquired through licensing or assigning patents and know-how, are initially recognized at cost which has been determined as the fair value of the consideration paid and payable. Consideration comprises cash paid together with the net present value of any provision for deferred cash consideration (see Note 2.5p) and the fair value of consideration settled in shares. The fair value of consideration is regularly reviewed based on the probability of achieving the contractual milestones. Where share transfer occurs, the cost is measured at fair value of the shares issued or to be issued in accordance with IFRS 2. Intangible assets are held at cost less accumulated amortization and provision for impairment, if any. Where a finite useful life of the acquired intangible asset cannot be determined or the intangible asset is not yet available for use, the asset is tested annually for impairment by allocating the assets to the cash-generating units to which they relate. Amortization would commence when product candidates underpinned by the intellectual property rights become available for commercial use. No amortization has been charged to date, as the product candidates underpinned by the intellectual property rights are not yet available for commercial use.

f) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability; or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

g) Impairment of non-financial assets

Further disclosures relating to impairment of non-financial assets are also provided in the following notes:

•	Disclosures for significant assumptions Note 3

•	Property, plant and equipment Note 11

•	Intangible assets not yet available for use Notes 12 and 13

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

Impairment losses are recognized in the statement of comprehensive loss in expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of comprehensive loss unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

Intangible assets not yet available for use are tested for impairment annually as at December 31 at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired. An impairment test was performed at December 31, 2018.

h) Cash and short-term deposits

Cash and short-term deposits in the balance sheet comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

i) Short-term investments

Cash on deposit for terms greater than three months are recognized at fair value in the balance sheet.

j) Provisions

General

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statement of comprehensive loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

k) Share-based payments

Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity settled transactions).

Incentives in the form of shares are provided to employees under the Share Option Plan. Executive officers are also provided with shares under a deferred bonus share plan (“DBSP Plan”) and a long-term incentive plan (“LTIP Plan”). In accordance with IFRS 2 Share-based Payment (“IFRS 2”), charges for these incentives are expensed through the consolidated statement of comprehensive loss on a straight-line basis over their vesting period, based on the Group’s estimate of shares that will eventually vest. The total amount to be expensed is determined by reference to the fair value of the options or awards at the date they were granted. For LTIP shares, the fair value excludes the impact of any non-market vesting conditions. The fair value of LTIP shares, which have market conditions attached, includes an adjustment based on the probability of the shares vesting at the end of the vesting period.

Under the 2015 Plan, options were historically awarded to employees, NEDs and certain consultants. Share options awarded to non-employees under the 2015 Plan are accounted for as options awarded to employees as the value of non-employee services could be readily determined.

In accordance with IFRS 2, the cancellation of share options is accounted for as an acceleration of the vesting period and therefore any amount unrecognized that would otherwise have been charged in future accounting periods is recognized immediately. When options are forfeited, the accounting expense for any unvested awards is reversed.

Purchases, where consideration is satisfied by issuing equity shares is accounted for as equity settled share-based payment transactions in accordance with IFRS 2. Fair value is determined by the share price at the date of purchase.

l) Costs of issuing capital

The Group deducts directly attributable costs of issuing capital from the proceeds in accordance with IAS 39 Financial Instruments: Recognition and Measurement. Incremental costs incurred and directly attributable to the offering of equity securities are deducted from the related proceeds of the offering. The net amount is recorded as share premium in the period when such shares are issued. Where such expenses are incurred prior to the offering they are recorded in prepayments until the offering completes. Other costs incurred in such offerings are expensed as incurred and included in general and administrative expenses.

m) Convertible loan instrument

Convertible loan notes are regarded as compound instruments consisting of a liability component and an equity component. At the date of issue the fair value of the liability component is estimated using a discount rate for an equivalent liability without the conversion feature. The difference between the proceeds of issue of the convertible loan note and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the Group, is included in equity.

An exchange between an existing borrower and lender of debt instruments with substantially different terms are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability as per IAS 39 and IFRS 9. Similarly, a substantial modification of the terms of an existing financial liability, or a part of it (whether or not due to the financial difficulty of the debtor) should be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

In line with IAS 39 the terms of exchanged or modified debt are regarded as substantially different if the net present value of the cash flows under the new terms (including any fees paid net of any fees received) discounted at the original effective interest rate is at least 10% different from the discounted present value of the remaining cash flows of the original debt instrument. Where such modifications are less than 10% different, the effective interest rate is adjusted to take account of the new terms.

n) Employee Benefit Trust

The Group operates an Employee Benefit Trust (EBT): Mereo BioPharma Group plc Employee Benefit Trust.

The EBT has been established to fulfil awards made under the Deferred Bonus Share Plan and the Long Term Incentive Plan. The EBT is a Jersey-based trust which is funded by a loan from the Company, which it will utilize to buy shares at nominal value from the Company in sufficient quantity to fulfil the envisaged awards. The EBT will acquire shares in the Company and these will be deducted from the shareholders’ funds on the consolidated balance sheet at the cost of acquisition less proceeds on disposal.

In compliance with IAS 32 Financial Instruments: Presentation Group, shares held by the EBT are included in the consolidated balance sheet as a reduction in equity. Gains and losses on Group shares are recognized directly in equity.

The Group consolidated accounts treat the EBT as an extension of the Group and the Company as it is controlled and therefore consolidated.

o) Research and development

Expenditure on product development is capitalized as an intangible asset and amortized over the expected useful economic life of the product candidate concerned. Capitalization commences from the point at which technical feasibility and commercial viability of the product candidate can be demonstrated and the Group is satisfied that it is probable that future economic benefits will result from the product candidate once completed. Capitalization ceases when the product candidate receives regulatory approval for launch. No such costs have been capitalized to date.

Expenditure on R&D activities that do not meet the above criteria, including ongoing costs associated with acquired intellectual property rights and intellectual property rights generated internally by the Group, is charged to the statement of comprehensive loss as incurred. Intellectual property and in-process research and development from asset acquisitions are recognized as intangible assets at cost.

p) Provision for deferred cash consideration

Provision for deferred cash consideration consists of future payments which are contractually committed but not yet certain. In respect of products which are not yet approved, such deferred cash consideration excludes potential milestones, royalties or other payments that are deemed to be so uncertain as to be unquantifiable. Deferred cash consideration is recognized as a liability with the amounts calculated as the risk adjusted net present value of anticipated deferred payments.

The provision is reviewed at each balance sheet date and adjusted based on the likelihood of contractual milestones being achieved and therefore the deferred payment being settled. Increases in the provision relating to changes in the probability are recognized as an intangible asset. Increases in the provision relating to the unwinding of the time value of money are recognized as a finance expense.

q) Bank loan and associated warrants

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate (EIR) method. The EIR amortization is included as a finance charge in the statement of comprehensive loss. This category applies to interest-bearing borrowings, trade and other payables.

As the terms of the warrant instrument allow for a cashless exercise, in line with IAS 32 the associated warrants are measured at fair value with changes recorded through the statement of comprehensive loss (see Note 20).

An exchange between an existing borrower and lender of debt instruments with substantially different terms are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability as per IAS 39 and IFRS 9. Similarly, a substantial modification of the terms of an existing financial liability, or a part of it, (whether or not due to the financial difficulty of the debtor) should be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

In line with IAS 39 the terms of exchanged or modified debt are regarded as substantially different if the net present value of the cash flows under the new terms (including any fees paid net of any fees received) discounted at the original effective interest rate is at least 10% different from the discounted present value of the remaining cash flows of the original debt instrument. Where such modifications are less than 10% different, the effective interest rate is adjusted to take account of the new terms.

r) The Alpha-1 Project (TAP) funding agreement and associated warrants

The agreement is regarded as a compound instrument which includes both debt and equity components. As per IAS 32:31 the liability is measured first at fair value and the residual value allocated to the equity component. The difference between the funding payment amount received and the measurement of the liability will be allocated to the warrants and recognized in equity. The value of warrants in equity will not be subsequently re-measured, as the warrants will be settled by providing a fixed number of shares for a fixed amount of cash.

3. Significant accounting judgments, estimates and assumptions

The preparation of the consolidated accounts requires the management of the Group to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Group bases its estimates and judgments on historical experience and on various other assumptions that it considers to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.

Judgements

Share-based compensation

Incentives in the form of shares are provided to employees under a share option plan, long-term incentive plan and deferred bonus share plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The expense is based upon a number of assumptions disclosed in Note 25. The selection of different assumptions could affect the results of the Group.

Impairment of intangible assets and property, plant and equipment

An assessment was made in respect of indicators of impairment in the carrying value of the Group’s intangible assets (see Note 13) and leasehold improvements, office equipment and IT equipment as at December 31, 2018. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to the income statement. The assessment of intangible assets involves a number of judgments regarding the likelihood of successful product approval, the costs of reaching approval and the subsequent commercial profitability of the product once approved.

Estimates

Deferred license consideration

Deferred consideration in the form of cash is recognized as a provision at each balance sheet date, to the extent its amount is quantifiable at the inception of the arrangement. The amount provided is based on a number of estimates regarding the timing and progress of the related research.

Deferred consideration in the form of shares is recognized as a share-based payment when it is probable that shares will be transferred.

Bank loan and associated warrants

As part of the bank loan the Group has issued warrants to subscribe for shares. The fair value of the warrants issued is assessed at each balance sheet date based upon a number of estimates, as disclosed in Note 20.

4. Segment information

Management views the business as a single portfolio of product candidates. Only R&D expenses are monitored at a product candidate level, however the Chief Operating Decision Maker (CODM) makes decisions over resource allocation at an overall portfolio level. The Group’s financing is managed and monitored on a consolidated basis. All non-current assets held by the Group are located in the U.K.

The Company’s CODM is the executive management team (comprised of the Chief Executive Officer, Chief Financial Officer, Chief Medical Officer, General Counsel, the Head of Corporate Development and the Head of Patient Access and Commercial Planning) which manages the operating results of the business.

5. Group information

Information about subsidiaries

The consolidated financial statements of the Group include:

			% equity interest
			December 31,
Name	Principal activities	Country of incorporation	2017	2018
Mereo BioPharma 1 Limited	Pharmaceutical R&D	U.K.	100	100
Mereo BioPharma 2 Limited	Pharmaceutical R&D	U.K.	100	100
Mereo BioPharma 3 Limited	Pharmaceutical R&D	U.K.	100	100
Mereo BioPharma 4 Limited	Pharmaceutical R&D	U.K.	100	100
Mereo BioPharma Ireland Limited	Pharmaceutical R&D	Ireland	—	100
Mereo US Holdings Inc	Holding	U.S.	—	100
Mereo MergerCo One Inc.	Holding	U.S.	—	100
Mereo BioPharma Group plc Employee Benefit Trust	Employee share scheme	Jersey	—	—

6. Compensation of key management personnel of the Group

Key management includes directors (executive and non-executive) and executive officers being the General Counsel, the Chief Medical Officer, the Head of Corporate Development and the Head of Patient Access and Commercial Planning. The compensation paid or payable to key management is set out below:

	Year ended December 31,
	2016	2017	2018
	(in £)
Short-term benefits	2,111,712	2,756,979	3,176,168
Post-employment benefits	106,500	87,269	59,522
IFRS 2 share-based payment charge	4,631,853	2,726,337	1,470,025

Total compensation paid to key management personnel	6,850,065	5,570,585	4,705,715

7. Finance income and Finance charge

Finance income

	Year ended December 31
	2016	2017	2018
	(in £)
Bank interest earned	374,906	826,855	306,831

Finance charge

	Year ended December 31,
	2016	2017	2018
	(in £)
Interest payable on convertible loan	(179,765)	(103,115)	(185,352)
Interest payable on bank loan	—	(327,123)	(1,644,610)
Accreted interest on bank loan	—	(66,935)	(781,998)
Transaction costs on bank loan	—	(200,000)	—
Loss on short-term deposits	—	(338,279)	(21,903)
Increase in provision for deferred cash consideration	—	—	(443,000)
Change in warrant fair value	—	(54,473)	716,214

Total finance charge	(179,765)	(1,089,925)	(2,360,648)

8. Employee benefits expense

	December 31,
	2016	2017	2018
	(in £)
Included in research and development expenses:
Salaries	1,150,222	1,640,373	1,791,679
Social security costs (See Note 19)	344,467	420,417	(29,670)
Pension contributions	50,864	77,425	73,401
Share-based payment expense	1,550,884	822,173	525,972
Included in administrative expenses:
Salaries	2,132,920	2,253,393	2,902,759
Social security costs	1,040,409	1,159,548	(827,509)
Pension contributions	109,187	96,598	97,962
Share-based payment expense	4,943,133	2,829,725	1,663,322

Total employee benefits expense	11,322,086	9,299,652	6,197,916

9. Income tax

The Group is entitled to claim tax credits in the U.K. under the U.K. R&D small or medium-sized enterprise (SME) scheme, which provides additional taxation relief for qualifying expenditure on R&D activities and includes an option to surrender a portion of tax losses arising from qualifying activities in return for a cash payment from HM Revenue & Customs (HMRC). The amount included in the financial statements represents the credit receivable by the Group for the year. The claims in respect of the year ended December 31, 2016 were received by the Group in May 2017. The claims in respect of the year ended December 31, 2017 were received by the Group in August 2018. In the year ended December 31, 2018 amounts have not yet been agreed with the relevant tax authorities.

	Year ended December 31
	2016	2017	2018
	(in £)
U.K. corporation tax R&D credit	5,331,271	8,152,084	5,277,380

Income tax credit	5,331,271	8,152,084	5,277,380

The charge for the year can be reconciled to the loss per the income statement as follows:

	Year-ended December 31,
	2016	2017	2018
	(in £)
Loss on ordinary activities before income tax	(33,721,551)	(46,951,138)	(37,306,120)
Loss on ordinary activities before tax at the U.K.’s statutory income tax rate of 19% (2017: 19.25%)	6,744,310	9,038,094	7,088,163
Expenses not deductible for tax purposes (permanent differences)	(15,116)	(14,316)	(1,069,606)
Temporary timing differences	(1,300,044)	(711,677)	(276,881)
R&D relief uplift	2,134,107	3,447,474	2,270,777
Losses (unrecognized)	(2,231,986)	(3,784,801)	(2,803,796)
Deferred income from MBG loan guarantee costs	—	177,310	68,723

Tax credit for the year	5,331,271	8,152,084	5,277,380

At December 31, 2018 the Group had tax losses to be carried forward of approximately £50,611,184 (2017: £36,010,916).

Deferred tax

Deferred tax relates to the following:

	December 31,
	2016	2017	2018
	(in £)
Losses	2,778,396	6,121,400	8,603,902
Fixed assets	(9,883)	—	3,011
Other	2,210	—	2,888
Temporary differences trading	—	2,266,798	494,779

Net deferred tax asset	2,770,723	8,388,198	9,104,580

The deferred tax asset has not been recognized as there is uncertainty regarding when suitable future profits against which to offset the accumulated tax losses will arise. There is no expiration date for the accumulated tax losses.

A reduction in the rate of U.K. corporation tax to 19% from April 1, 2017 and to 17% from April 1, 2020 has been substantively enacted. The standard rate of corporation tax applied to reported loss is 19% (2017: 19.25%) and any U.K. deferred tax assets and liabilities would be recognized at a rate of 17%.

10. Loss per share

Basic loss per share is calculated by dividing the loss attributable for the year to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. As net losses from continuing operations were recorded in the year, the dilutive potential shares are anti-dilutive for the earnings per share calculation.

	December 31,
	2016			2017			2018
	Loss £	Weighted shares number	Loss per share £	Loss £	Weighted shares number	Loss per share £	Loss £	Weighted shares number	Loss per share £
Basic and diluted	(28,390,280)	44,789,893	(0.63)	(38,799,054)	69,012,348	(0.56)	(32,028,740)	71,144,786	(0.45)

The Company operates share option schemes (see Note 25) which could potentially dilute basic earnings per share in the future. In addition, there exist within equity 864,988 (2017: 864,988) shares to be issued which also have the potential to dilute basic earnings per share in the future (see Note 17).

As part of a license and option agreement with AstraZeneca (see Note 26), additional future payments of a maximum of 1,349,692 new ordinary shares would be payable on reaching certain clinical milestones.

Warrants totalling 41,286 were issued in 2018 that could potentially dilute basic earnings per share if converted. Warrants totalling 696,490 were issued in 2017 that could potentially dilute basic earnings per share if converted.

For transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements, see Note 29.

11. Property, plant and equipment

	Leasehold improvements	Office equipment	IT equipment	Total
	(in £)
Cost or valuation
At January 1, 2016	155,494	20,024	40,360	215,878
Additions	—	—	3,467	3,467
Disposals	—	—	(1,175)	(1,175)

At December 31, 2016	155,494	20,024	42,652	218,170

Depreciation and impairment
At January 1, 2016	(5,625)	(1,335)	(4,401)	(11,361)
Disposals	—	—	457	457
Depreciation for the year	(15,549)	(4,005)	(13,843)	(33,397)

At December 31, 2016	(21,174)	(5,340)	(17,787)	(44,301)

Net book value
At January 1, 2016	149,869	18,689	35,959	204,517

At December 31, 2016	134,320	14,684	24,865	173,869

	Leasehold improvements	Office equipment	IT equipment	Total
	(in £)
Cost or valuation
At January 1, 2017	155,494	20,024	42,652	218,170
Additions	—	10,107	5,461	15,568
Disposals	—	—	—	—

At December 31, 2017	155,494	30,131	48,113	233,738

Depreciation and impairment
At January 1, 2017	(21,174)	(5,340)	(17,787)	(44,301)
Disposals	—	—	—	—
Depreciation for the year	(15,549)	(5,386)	(15,141)	(36,076)

At December 31, 2017	(36,723)	(10,726)	(32,928)	(80,377)

Net book value
At January 1, 2017	134,320	14,684	24,865	173,869

At December 31, 2017	118,771	19,405	15,185	153,361

	Leasehold improvements	Office equipment	IT equipment	Total
	(in £)
Cost or valuation
At January 1, 2018	155,494	30,131	48,113	233,738
Additions	9,119	1,270	25,147	35,536
Disposals	—	—	(2,167)	(2,167)

At December 31, 2018	164,613	31,401	71,093	267,107

Depreciation and impairment
At January 1, 2018	(36,723)	(10,726)	(32,928)	(80,377)
Disposals	—	—	1,685	1,685
Depreciation for the year	(15,909)	(6,238)	(17,334)	(39,481)

At December 31, 2018	52,632	16,964	48,577	118,173

Net book value
At January 1, 2018	118,771	19,405	15,185	153,361

At December 31, 2018	111,981	14,437	22,516	148,934

12. Intangible assets

Acquired Development Programs
(in £)
Cost at January 1, 2016	25,812,941
Additions	—

At December 31, 2016	25,812,941

Amortization and impairment
At January 1, 2016	—
Impairment (Note 13)	—

At December 31, 2016	—

Net book value
At January 1, 2016	25,812,941

At December 31, 2016	25,812,941

Acquired Development Programs
(in £)
Cost at January 1, 2017	25,812,941
Additions	7,192,288

At December 31, 2017	33,005,229

Amortization and impairment
At January 1, 2017	—
Impairment (Note 13)	—

At December 31, 2017	—

Net book value
At January 1, 2017	25,812,941

At December 31, 2017	33,005,229

Acquired Development Programs
(in £)
Cost at January 1, 2018 and December 31, 2018	33,005,229
Amortization and impairment
At January 1, 2018	—
Revision to estimated value	(373,000)

At December 31, 2018	(373,000)

Net book value
At January 1, 2018	33,005,229

At December 31, 2018	32,632,229

The Group’s strategy is to acquire clinical-stage development programs for the treatment of non-rare and rare diseases from large pharmaceutical companies.

On October 28, 2017, the Group acquired the exclusive license for MPH-966 and included the option to acquire certain assets from AstraZeneca AB (“AstraZeneca”). MPH-966 is being developed for the treatment of severe alpha-1 antitrypsin deficiency, at a cost of £7,192,288 as follows:

	Year ended December 31,
	2017	2018
	(in £)
Cash payment in October 2017	2,280,000	2,280,000
Equity issued (see Note 17)	1,520,000	1,520,000
Deferred equity consideration (see Note 25)	1,331,288	1,331,288
Provision for deferred cash consideration (see Note 19)	2,061,000	1,688,000

	7,192,288	6,819,288

The present value of the provision for deferred cash consideration was reviewed at December 31, 2018 (see Note 19). The decrease in present value due to changes in timelines and probability of contractual milestones being achieved was £373,000 and is recognized in the intangible asset in line with our accounting policies.

13. Impairment testing of acquired development programs not yet available for use

Acquired development programs not yet available for use are assessed annually for impairment.

The carrying amount of acquired development programs is as follows:

	As at December 31, 2017
	(in £)
	BPS-804	MPH-966	BGS-649	BCT-197	Total
	(setrusumab)	(alvelestat)	(leflutrozole)	(acumapimod)
Acquired development programs	11,615,824	7,192,288	9,886,356	4,310,761	33,005,229

	As at December 31, 2018
	(in £)
	BPS-804	MPH-966	BGS-649	BCT-197	Total
	(setrusumab)	(alvelestat)	(leflutrozole)	(acumapimod)
Acquired development programs	11,615,824	6,819,288	9,886,356	4,310,761	32,632,229

The Group considers the future development costs, the probability of successfully progressing each program to product approval and the likely commercial returns after product approval, among other factors, when reviewing for indicators of impairment. The results of this testing did not indicate any impairment of the acquired products’ rights in the year to December 31, 2018. The directors believe that the likelihood of a materially different outcome using different assumptions is remote.

The acquired development programs are assets which are not used in launched products. These assets have not yet begun to be amortized but have been tested for impairment by assessing their value in use. Value in use calculations for each program are utilized to calculate the recoverable amount. The calculations use pre-tax cash flow projections covering the period through product development to commercial sales up to the later of loss of patent protection or market exclusivity, which extend beyond five years from the balance sheet date. Approved products are assumed to be out-licensed such that the Group receives signature fees, milestone receipts and royalties on sales; therefore, the Group does not incur any costs of commercialization after out-licensing.

Key assumptions for the value in use calculations are described as follows:

•

development costs to obtain regulatory approval – costs are estimated net of any contributions expected from collaborative arrangements with future partners. The directors have developed cost estimates based on their previous experience and in conjunction with the expertise of their clinical development partners;

•

launch dates of products – these reflect management’s expected date of launch for products based on the timeline of development programs required to obtain regulatory approval. The assumptions are based on the directors’ and clinical development partners’ prior experience;

•	probability of successful development – management estimates probabilities of success for each phase of development based on industry averages and knowledge of specific programs;

•

out-licensing signature fees, milestones and royalty rates on sales – management estimates these amounts based on prior experience and access to values from similar transactions in the industry, which are collated and accessible from specialist third-party sources;

•	sales projections – these are based on management’s internal projections using external market data and market research commissioned by the Company;

•

profit margins and other operational expenses – these are based on the Company’s internal projections of current product manufacturing costings, with input from manufacturing partners where applicable, and estimates of operating costs based on management’s prior industry experience;

•	cash flow projections – for all assets, cash flows are assessed over an industry-standard asset life of 20 years; and

•

discount rates – the discount rate is estimated on a pre-tax basis reflecting the estimated cost of capital of the Group and is applied consistently across each of the operating segments. The cost of capital was calculated at 15.3% (2017: 15.3%).

At this stage of product development, the key sensitivity for all three development programs is the probability of successful completion of clinical trials in order to obtain regulatory approval for sale. Therefore, full impairment of a development program is expected should such related trials be unsuccessful.

14. Other receivables

	December 31,
	2017	2018
	(in £)
Rent deposit	293,328	293,328
VAT recoverable	212,422	315,565
Cash held by Employee Benefit Trust	3,600	—

	509,350	608,893

15. Cash and short-term deposits

	December 31,
	2017	2018
	(in £)
Cash at banks and on hand	11,005,675	5,343,975
Short-term deposits	39,038,997	19,697,970

	50,044,672	25,041,945

Cash at banks earns interest at floating rates based on daily bank deposit rates, with maturity of three months or less. Short-term deposits are available immediately and earn fixed interest at the respective short-term deposit rates and are held in a diversified portfolio of counterparties.

16. Short-term investments

	December 31,
	2017	2018
	(in £)
Short-term investments	2,500,000	2,500,000

Short-term investments consist of cash deposits held with greater than three months term to maturity. None of these investments are held with terms greater than a year.

17. Issued capital and reserves

Ordinary share capital	2016
(in £)
Balance at beginning of year	59,221
Issuances in the year	133,801

Nominal share capital as at December 31	193,022

Ordinary shares issued and fully paid
At January 1, 2016	19,740,296
Issued on June 9, 2016 for private financing round	39,464,540
Issued on June 9. 2016 for private placement	5,135,962

At December 31, 2016	64,340,798

Nominal value at December 31, 2016 (£)	0.003
Issued capital at December 31, 2016 (£)	193,022

Ordinary share capital	2017
(in £)
Balance at beginning of year	193,022
Issuances in the year	20,263

Nominal share capital as at December 31	213,285

Ordinary shares issued and fully paid
Issued on April 3, 2017 for private placement financing round	5,042,017
Issued on April 26, 2017 for conversion of loan note	1,221,361
Issued on October 28, 2017 for acquisition of license	490,798

At December 31, 2017	71,094,974

Nominal value at December 31, 2017 (£)	0.003
Issued capital at December 31, 2017 (£)	213,285

Ordinary share capital	2018
(in £)
Balance at beginning of year	213,285
Issuances in the year	436

Nominal share capital as at December 31	213,721

Ordinary shares issued and fully paid
At January 1, 2018	71,094,974
Issued on June 1, 2018 for public offering	50,076
Issued on August 3, 2018 for exercise of share options	10,000
Issued on October 22, 2018 for exercise of share options	85,222

At December 31, 2018	71,240,272

Nominal value at December 31, 2018 (£)	0.003
Issued capital at December 31, 2018 (£)	213,721

Since January 1, 2016, the following alterations to the Company’s share capital have been made:

•

under the subscription agreement dated July 28, 2015, as amended by an agreement dated June 1, 2016, the Company issued and allotted 39,464,540 ordinary shares of £0.003 in nominal value in the capital of the Company on June 9, 2016 at a price of £1.84 per share. 39,699 of these ordinary shares were issued to WG Partners LLP, for no cash consideration, as payment for financial advisory services;

•

on March 21, 2016 the Directors of the Company signed a solvency statement with the agreement of all shareholders and undertook a capital reduction, reducing the share premium account by £7,000,000 and crediting a new Other reserve by the same amount;

•

under a private placement dated June 9, 2016, the Company issued and allotted 5,135,962 ordinary shares of £0.003 in nominal value in the capital of the Company on June 9, 2016 at a price of £2.21 per share; and

•	on June 9, 2016, the Company’s ordinary shares were admitted to trading on the AIM market of the London Stock Exchange.

•

under the private placement dated April 3, 2017, the Company issued and allotted 5,042,017 ordinary shares of £0.003 in nominal value in the capital of the Company on April 3, 2017 at a price of £2.975 per share to institutional investors. Gross cash received was £15,000,000;

•

on April 26, 2017 Novartis converted £1,398,552 of loan notes dated June 3, 2016 into 632,829 ordinary shares of £0.003 in nominal value in the capital of the Company at the fixed conversion price of £2.21 per share. Under the terms of the notes, Novartis also received 588,532 bonus shares;

•

on October 31, 2017, Mereo BioPharma Group plc issued 490,798 ordinary shares of £0.003 in nominal value in the capital of the Company to AstraZeneca AB as part payment for the acquisition by Mereo BioPharma 4 Limited of an exclusive license and option to acquire certain assets;

•

under the public offering dated June 1, 2018, the Company issued and allotted 50,076 ordinary shares of £0.003 in nominal value in the capital of the Company on June 1, 2018 at a price of £3.00 per share to investors. Gross cash received was £150,228;

•	on August 3, 2018 the Company issued and allotted 10,000 ordinary shares of £0.003 in nominal value in the capital of the Company pursuant to an exercise of employee share options; and

•	on October 22, 2018 the Company issued and allotted 85,222 ordinary shares of £0.003 in nominal value in the capital of the Company pursuant to an exercise of employee share options.

December 31,
Share premium	2016
(in £)
At January 1, 2016	26,212,880
Share capital reduction on March 21, 2016	(7,000,000)
Issuance of share capital for private financing round on June 9, 2016	72,423,314
Issuance of share capital for private placement on June 9, 2016	11,335,069
Transaction costs for issued share capital	(2,995,864)

At December 31, 2016	99,975,399

December 31,
Share premium	2017
(in £)
At January 1, 2017	99,975,399
Issued on April 3, 2017 for private placement financing round	14,984,875
Issued on April 26, 2017 for conversion of loan note	2,477,787
Issued on October 28, 2017 for acquisition of license	1,518,527
Transaction costs for issued share capital	(729,632)

At December 31, 2017	118,226,956

December 31,
Share premium	2018
(in £)
At January 1, 2018	118,226,956
Issued on June 1, 2018 for public offering	150,078
Issued on August 3, 2018 for exercise of share options	12,870
Issued on October 22, 2018 for exercise of share options	109,681
Transaction costs for issued share capital	(7,512)

At December 31, 2018	118,492,073

Other capital reserves

	Shares to be issued	Share-based payments	Equity component of convertible loan	Total
	(in £)
At January 1, 2016	18,677,840	2,982,265	—	21,660,105
Share-based payments expense during the year	—	6,494,018	—	6,494,018
Shares issued	(16,003,363)	—	—	(16,003,363)
Equity component of convertible loan instrument	—	—	516,802	516,802

At December 31, 2016	2,674,477	9,476,283	516,802	12,667,562

	Shares to be issued	Share-based payments	Equity component of convertible loan	Total
	(in £)
At January 1, 2017	2,674,477	9,476,283	516,802	12,667,562
Share-based payments expense during the year	—	4,983,186	—	4,983,186
Shares issued	(1,082,899)	—	—	(1,082,899)
Equity component of convertible loan instrument	—	—	(208,680)	(208,680)

At December 31, 2017	1,591,578	14,459,469	308,122	16,359,169

	Shares to be issued	Share-based payments	Equity component of convertible loan	Warrants issued for TAP funding	Total
	(in £)
At January 1, 2018	1,591,578	14,459,469	308,122	—	16,359,169
Share-based payments expense during the year	—	2,302,335	—	—	2,302,335
Share-based payments release for exercise of options	—	(113,042)	—	—	(113,042)
Warrants issued for TAP funding	—	—	—	44,156	44,156

At December 31, 2018	1,591,578	16,648,762	308,122	44,156	18,592,618

Share-based payments

The Group has various share option schemes under which options to subscribe for the Group’s shares have been granted to certain executives, NEDs and employees (see Note 25 for further details).

The share-based payment reserve is used to recognize a) the value of equity settled share-based payments provided to employees, including key management personnel, as part of their remuneration and b) deferred equity consideration. Refer to Note 25 for further details of these plans. Of the £6,494,018 share-based payment expense in 2016, £298,836 is an accelerated charge relating to 500,000 share options which were cancelled on June 9, 2016.

Shares issued/to be issued

Shares to be issued at January 1, 2016 of £18,677,840 represented a maximum potential 10,151,000 bonus shares due to Novartis under the terms of an investment in the prior year. Of the 44,600,502 ordinary shares issued on June 9, 2016, 8,697,480 shares were issued to Novartis as fully paid up bonus shares (for £nil consideration), the number of which was calculated to maintain its shareholding at 19.5%. The fair value of these shares was £1.84 per share. At December 31, 2016, £2,674,477 representing a maximum of 1,453,520 shares at £1.84 were remaining to be issued to Novartis pro rata to their percentage shareholding as and when the Company issues further ordinary shares.

Of the 1,221,361 ordinary shares issued on April 26, 2017, 588,532 shares were issued to Novartis as fully paid up bonus shares (for £nil consideration), the number of which was calculated to maintain its shareholding at 19.5%. The fair value of these shares was £1.84 per share. At December 31, 2018 and December 31, 2017, £1,591,578 representing a maximum of 864,988 shares at £1.84 were remaining to be issued to Novartis pro rata to its percentage shareholding as and when the Company issues further ordinary shares.

Equity component of convertible loan instrument

The convertible loan notes issued to Novartis are a compound instrument consisting of a liability and an equity component (see Note 18a). The value of the equity component (cost of the conversion option) as at December 31, 2018 is £308,122 (2017: £308,122; 2016: £516,802).

Warrants issued for TAP funding

The funding arrangements with The Alpha-1 Project are a compound instrument consisting of a liability and an equity component (see Note 21). The value of the equity component (consideration received for the warrants) as at December 31, 2018 is £44,156 (2017: £nil; 2016: £nil).

Accumulated loss

	Year ended December 31
	2016	2017	2018
	(in £)
Other reserves	7,000,000	7,000,000	7,000,000
Accumulated losses	(40,579,241)	(79,315,920)	(111,220,794)

Accumulated deficit	(33,579,241)	(72,315,920)	(104,220,794)

18. Interest-bearing loans and borrowings

	Year ended December 31
	2017	2018
	(in £)
Novartis Notes – see Note 18a	1,977,393	2,038,881
Bank loan – see Note 18b	18,774,924	19,445,756

At December 31	20,752,317	21,484,637

Current	1,939,806	6,837,884
Non-current	18,812,511	14,646,753

18a. Convertible loan note

On June 3, 2016, the Company issued 3,463,563 £1 unsecured convertible loan notes (“Novartis Notes”) to Novartis Pharma AG, a shareholder of the Company (see Note 26) in consideration for an investment in cash by Novartis at the time of the private placement on June 9, 2016. The Novartis Notes attract an interest rate of 4% per annum, accruing daily, and constitute direct, unsecured obligations of the Company ranking ahead of any other unsecured obligations of the Company.

On April 26, 2017 Novartis converted £1,398,553 of loan notes into 632,829 ordinary shares at the fixed conversion price of £2.21 per share. This has been recorded as a £1,187,974 reduction in interest-bearing loans and borrowings, a reduction in other capital reserves of £208,680 and a reduction in accumulated losses of £62,375. Under the terms of the notes, Novartis also received 588,532 bonus shares. Novartis holds £2,065,011 principal value of notes at December 31, 2017 representing 934,394 ordinary shares if converted, together with 864,988 potential bonus shares; together these represent 2.5% of the current share capital of the Company as at December 31, 2017.

In August 2017, in connection with the new loan agreements (see Note 18b), Novartis agreed to amend the terms of its Novartis Notes. Under the revised terms of the Novartis Notes, the loan is subordinated to the Silicon Valley Bank and Kreos Capital loan such that Novartis shall be entitled, at any time up to the repayment of the foregoing loan, being March 2, 2021, to serve a conversion notice on the Company to convert all or some only of the outstanding Novartis Notes into fully paid ordinary shares at a conversion price of £2.21 per share. To the extent the Novartis Notes are not converted at that date, the outstanding principal amount of the Novartis Notes, together with any accrued and unconverted interest, is redeemable. Upon conversion of any Novartis Notes, in addition to the relevant number of conversion shares, Novartis is entitled to receive an additional number of ordinary shares in the Company equal to the number of conversion shares into which such Novartis Notes are to convert, multiplied by 0.93, up to a maximum aggregate number of 864,988 such bonus shares.

The value of the debt component of the notes at the date of issue was calculated as £2,946,761. The cash flows attached to the note up to the maturity date were calculated and discounted at an appropriate venture debt rate of 10%. The carrying amount at December 31, 2018 is £2,038,881 (2017: £1,977,393). The Group has applied IFRS 9 Financial Instruments in full without restating comparatives with an initial date of application of January 1, 2018 (see Note 2.2).

The value of the equity component of the Notes at December 31, 2018 was calculated as £308,123 (2017: £308,123).

18b. Bank loan

On August 7, 2017, the Group entered into a loan agreement with Silicon Valley Bank and Kreos Capital V (UK) Limited, which provides for total borrowings of £20.0 million and the issue of warrants over shares in the Company (see Note 20). £10.0 million was drawn down on each of August 21, 2017 (Tranche 1) and December 29, 2017 (Tranche 2) for general working capital purposes. The Group was obligated to make interest-only payments on the loan amount until September 30, 2018, and thereafter the Group was obligated to pay interest and principal in 30 equal monthly instalments until March 31, 2021, the maturity date. The loan bore interest at an annual fixed rate equal to 9.0%. In addition, a final payment of 7.5% of the principal loan amount was due upon the earlier of the maturity date, prepayment in whole of the loan amount, mandatory repayment, acceleration of the loan, and the loan becoming immediately due and payable due to an event of default. The loan was secured by substantially all of the Group’s assets, including intellectual property rights owned or controlled by the Group. The terms of the debt facility included an interest-only period to September 30, 2018, a 30-month capital and interest repayment period thereafter, a 9% headline interest rate and customary security over all assets of the Group.

The fair value of warrants issued as part of Tranche 1 on August 21, 2017 was £657,676. The fair value of the loan liability of Tranche 1 on August 21, 2017 was £9,342,324. Application of the effective interest method was required to accrete the initial loan liability value up to the face value of the loan at the end of the loan term. This non-cash interest charge was to be made in each statutory reporting period. The annual value of this interest charge was £182,133, which was an effective interest rate of 1.95%.

The fair value of warrants issued as part of Tranche 2 on December 29, 2017 was £634,335. The fair value of the loan liability of Tranche 2 on December 29, 2017 was £9,365,665. Application of the effective interest method was required to accrete the initial loan liability value up to the face value of the loan at the end of the loan term. This non-cash interest charge was to be made in each statutory reporting period. The annual value of this interest charge is £194,892, which was an effective interest rate of 2.08%.

On 30 September 2018 (the “modification date”), the Group and the lender signed a revised loan agreement (the “new loan”), with the intention that this would replace the old loan (with the proceeds of the new loan being used to settle the old loan). The new loan is viewed as a modification of the original loan because it was agreed with the same lenders as under the old loan and the old loan was not repayable at par with no penalty.

The new loan has a principal amount of £20,455,000 and will mature on March 1, 2021, unless extended on reaching certain milestones.

The Group is obligated to make interest-only payments on the loan amount until April 30, 2019, and thereafter the Group is obligated to pay interest and principal in 23 equal monthly instalments until March 31, 2021, the maturity date. The loan bears interest at an annual fixed rate equal to 8.5%. In addition, a final payment of 10.5% of the principal loan amount is due upon the earlier of the maturity date, prepayment in whole of the loan amount, mandatory repayment, acceleration of the loan, and the loan becoming immediately due and payable due to an event of default. The loan is secured by substantially all of the Group’s assets, including intellectual property rights owned or controlled by the Group. The terms of the debt facility include an interest-only period to April 30, 2019, a 23-month capital and interest repayment period thereafter, a 8.5% headline interest rate and customary security over all assets of the Group.

The modification loss is calculated as the difference in the present value of the cash flows under the original and modified terms.

The modification loss has been calculated accordingly in the amount of £730,037 and has been recognized in profit and loss as of the date of the modification.

The old loan was not derecognized; instead, at the point of modification, the carrying value of the loan was revised to reflect the new cash flows discounted by the original EIR as well as costs and fees incurred for the modification and any cash paid to or received from the lender under the terms of the new loan. Once the carrying amount of the liability was adjusted for costs and fees incurred as part of the modification, the EIR was recalculated to spread those costs and fees over the life of the modified liability.

On the modification date, the Group issued 225,974 additional warrants (“additional warrants”), for nil consideration, to the lender with the same key terms as the original warrants. The fair value of the additional warrants as of their grant date (30 September 2018) was £375,343.

The total carrying value of the loan at December 31, 2018 was £19,445,756 (2017: £18,774,924). £6,837,884 (2017: £1,939,806) is a current liability and £12,607,872 (2017: £16,835,118) is a non-current liability. A total of £781,998 (2017: £66,935) of non-cash interest has been charged to the statement of comprehensive loss in the period.

19. Provisions

	Year ended December 31
	2017	2018
	(in £)
Social security contributions on share options	2,288,386	842,367
Provision for deferred cash consideration	2,061,000	2,131,000

At December 31	4,349,386	2,973,367

Current	274,000	332,014
Non-current	4,075,386	2,641,353

	Year ended December 31
Social security contributions on share options	2016	2017	2018
	(in £)
At beginning of year	141,311	1,172,420	2,288,386
Accretion of discount	7,293	—	—
Arising during the year	1,084,181	1,115,966	—
Released	(60,365)	—	(1,446,019)

At December 31	1,172,420	2,288,386	842,367

Current	—	—	—
Non-current	1,172,420	2,288,386	842,367

The provision for social security contributions on share options is calculated based on the number of options outstanding at the reporting date that are expected to be exercised. The provision is based on the estimated gain arising on exercise of the share options, using the best estimate of the market price at the balance sheet date. Since the directors assume the options will be held for their full contractual life of ten years (see Note 25) the liability has been classified as non-current. The provision has been discounted. The negative charge in 2018 is due to the fall in the Company’s share price between December 31, 2017 and December 31, 2018.

	Year ended December 31
Provisions for deferred cash consideration	2016	2017	2018
	(in £)
At beginning of year	—	—	2,061,000
Arising during the year	—	2,061,000	—
Increase in provision due to the unwinding of the time value of money	—	—	443,000

Decrease in provision due to a change in estimates relating to timelines and probabilities of contractual milestones being achieved (see Note 12)	—	—	(373,000)

At December 31	—	2,061,000	2,131,000

Current	—	274,000	332,014
Non-current	—	1,787,000	1,798,986

The deferred cash consideration is the estimate of the quantifiable but not certain future cash payment obligations due to AstraZeneca for the acquisition of certain assets (see Note 12). This liability is calculated as the risk-adjusted net present value of future cash payments to be made by the Group. The payments are dependent on reaching certain milestones based on the commencement and outcome of clinical trials. The likelihood of achieving such milestones is reviewed at the balance sheet date and increased or decreased as appropriate.

20. Warrant liability

	Year ended December 31
	2016	2017	2018
	(in £)
At beginning of year	—	—	1,346,484
Arising during the year	—	1,292,011	375,343
Movement during the year	—	54,473	(716,214)

At December 31	—	1,346,484	1,005,613

As part of the bank loan facility (see Note 18b), 363,156 warrants to subscribe for shares were issued to the lenders on August 21, 2017. These warrants will be capable of exercise until August 7, 2027 at an exercise price of £3.029. A further 333,334 warrants were issued to the lenders on December 29, 2017. These warrants will be capable of exercise until August 7, 2027 at an exercise price of £3.30. A further 225,974 warrants were issued to the lenders on October 1, 2018. These warrants will be capable of exercise until October 1, 2028 at an exercise price of £2.31. The total of 922,464 warrants is equivalent to 1.30% of ordinary share capital at December 31, 2018.

The terms of the warrant instrument allow for a cashless exercise. In line with IAS 32, the future number of shares to be issued to the warrant holder under a cashless exercise can only be determined at that future date. At each balance sheet date, the fair value of the warrants will be assessed using the Black Scholes model taking into account appropriate amendments to inputs in respect of volatility and remaining expected life of the warrants.

The following table lists the weighted average inputs to the models used for the fair value of warrants granted during the year ended December 31:

	Year ended December 31
	2017	2018
	(in £)
Expected volatility (%)	50–51	65
Risk-free interest rate (%)	1.10–1.25	1.56
Expected life of share options (years)	9.6–10	10
Market price of ordinary shares (£)	3.00–3.25	2.31
Model used	Black Scholes	Black Scholes

The fair value of the warrants at grant was £1,667,353. At December 31, 2018 it was £1,005,612 (2017: £1,346,484).

Since there is no historical data in relation to the expected life of the warrants, the contractual life of the options was used in calculating the expense for the year.

Volatility was estimated by reference to the share price volatility of a group of comparable companies over a retrospective year equal to the expected life of the warrants.

21. Other liability

Year ended December 31
2018
(in £)
At beginning of year	—
Arising during the year	34,289

At December 31	34,289

On October 8, 2018, the Group entered into a funding agreement with The Alpha-1 Project (“TAP”), which provides for total potential payments to Mereo of $400,000 as contributions towards the development of MPH-966 upon completion of certain milestones by the Group. In exchange, on receipt of such funding, the Group will issue warrants allowing TAP to subscribe for shares in the company (see Note 17). Under the agreement, TAP is potentially entitled to receive a payment equivalent to amounts received by Mereo (up to a maximum of $400,000) conditional on and within thirty days of the first regulatory approval received by the Group for MPH-966.

The first payment (“Payment 1”) of $100,000 (£78,445) was made to Mereo on November 16, 2018. The fair value of the liability of Payment 1 on November 16, 2018 was £34,289. Application of the effective interest method is required to accrete the initial liability value up to the face value of the liability over a period of five years, being the estimate of the earliest date that the liability could be repaid and assuming that the agreement is not terminated earlier. This non-cash interest charge will be made in each statutory reporting period. The annual value of this interest charge is 25.8%.

The fair value of warrants issued as part of Payment 1 on November 16, 2018 was £44,156.

The total carrying value of the liability at December 31, 2018 was £34,289. £34,289 is a non-current liability.

22. Trade and other payables

	Year ended December 31
	2017	2018
	(in £)
Trade payables	2,860,303	4,392,602
Social security and other taxes	144,348	160,719
Other payables	19,375	16,986

At December 31	3,024,026	4,570,307

Terms and conditions of the above financial liabilities:

•	trade payables are non-interest bearing and are normally settled on 30-day terms; and

•	other payables are non-interest bearing and have an average term of one month.

23. Changes in liabilities arising from financing activities

	Bank loan	Novartis notes	Warrant liability	Deferred cash consideration	TAP Agreement	Total
				(in £)
January 1, 2018	18,774,924	1,977,393	1,346,484	2,061,000	—	24,159,801
Cash
Net increase in bank loan	455,000	—	—	—	—	455,000
Increase in TAP funding	—	—	—	—	34,289	34,289
Interest payments	(1,644,610)	—	—	—	—	(1,644,610)
Bank loan transaction costs	(920,859)	—	—	—	—	(920,859)
Non-cash
Bank modification loss	730,037	—	—	—	—	730,037
Fair value of additional warrants	(375,344)	—	—	70,000	—	(305,344)
Increase in warrant liability	—	—	375,344	—	—	375,344
Novartis Notes - amounts restated through retained earnings	—	(123,864)	—	—	—	(123,864)
Change in fair value warrant	—	—	(716,215)	—	—	(716,215)
Provision for deferred cash consideration	—	—	—	—	—	—
Interest accrual	1,644,610	—	—	—	—	1,644,610
Accreted interest	781,998	185,352	—	—	—	967,350

December 31, 2018	19,445,756	2,038,881	1,005,613	2,131,000	34,289	24,655,539

24. Financial and capital risk management and fair value measurement

24.1. Capital risk management

For the purpose of the Group’s capital management, capital includes issued capital, share premium, the equity component of a convertible loan note and all other equity reserves attributable to the equity holders of the parent.

The Group’s objectives when managing capital are to safeguard the ability to continue as a going concern and ensure that sufficient capital is in place to fund the Group’s R&D activities. The Group’s principal method of adjusting the capital available is through issuing new shares or arranging suitable debt financing, including any related warrants. The Group’s share capital and share premium are disclosed in Note 17. The Group’s loans are disclosed in Note 18. The Group monitors the availability of capital with regard to its committed and planned forecast future expenditure on an ongoing basis. The Group has set up an Employee Benefit Trust which makes market purchases of the Company’s shares to provide some cover against future exercise of options under the Company’s share option schemes (see Note 27).

24.2. Financial risk management objectives and policies

Monitoring of financial risk is part of the Board’s ongoing risk management, the effectiveness of which is reviewed annually. Our agreed policies are implemented by the Chief Financial Officer, who submits periodic reports to the Board. The Group seeks to maintain a balance between equity capital and convertible and secured debt to provide sufficient cash resources to execute the business plan. In addition, the Group maintains a balance between cash held on deposit and short-term investments in Sterling and other currencies to reduce its exposure to foreign exchange fluctuations in respect of its planned expenditure. During the year, in order to maintain a strong cash runway the Group completed an equity placing and arranged and drew down a new bank debt facility, which includes an initial interest-only period until September 2018.

Except for the bank loans and the existing convertible loan notes issued in 2016, the Group’s principal financial instruments comprise trade payables which arise directly from its operations and are not designed as a means of raising finance for the Group’s operations. The Group has various financial assets, such as receivables and cash and short-term deposits. The Group does not consider that its financial instruments gave rise to any material financial risks during the year to December 31, 2018.

Interest rate risk

The Group’s policy in relation to interest rate risk is to monitor short and medium-term interest rates and to place cash on deposit for periods that optimize the amount of interest earned while maintaining access to sufficient funds to meet day-to-day cash requirements.

The interest payable on both the convertible loan note and bank loan is fixed. Consequently, there is no material exposure to interest rate risk in respect of interest payable.

Foreign currency risk

The Group currently has no revenue. The majority of operating costs are denominated in Sterling, Euros and U.S. Dollars (USD). Funding to date has been secured in a mixture of Sterling and USD (in respect of funding attributable to the merger with OncoMed) and therefore a level of natural hedging exists in respect of operating costs. Foreign exchange risk arises from commercial transactions and recognized assets and liabilities in foreign currencies.

Credit risks

The Group’s policy is to place funds with financial institutions which have a minimum long-term credit rating with Standard & Poor’s of A. The Group also allocates a quota to individual institutions in respect of cash deposits and also seeks to diversify its investments where this is consistent with achieving competitive rates of return. It is the Group’s policy to place not more than £10 million with any one investment counterparty and no more than £5 million with any one cash deposit counterparty.

Cash flow and liquidity risk

Credit risk from balances with banks and financial institutions is managed by the Group’s finance department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Group’s Board of directors on an annual basis, and may be updated throughout the year subject to approval of the Group’s Audit and Risk Committee. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through a counterparty’s potential failure to make payments.

The Group’s maximum exposure to credit risk for the components of the balance sheet at December 31, 2018 is the carrying amounts.

The Group monitors its funding requirements through preparation of short-term, mid-term and long-term forecasts. All short-term deposits are immediately convertible to liquid funds without penalty and are recorded in the balance sheet at their open market value. Please refer to Note 2.3 regarding the directors’ assessment of liquidity for further information.

24.3. Fair value hierarchy

	Fair value measurement using
	Date of valuation	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Liabilities measured at fair value
Provision for deferred cash consideration (Note 19)	December 31, 2018	£2,131,000	—	—	£2,131,000
Warrant liability (Note 20)	December 31, 2018	£1,005,613	—	—	£1,005,613
Liabilities for which fair values are disclosed
Convertible loan (Note 18a)	December 31, 2018	£2,038,881	—	—	£2,038,881
Bank loan (Note 18b)	December 31, 2018	£19,445,756	—	—	£19,445,756
TAP funding liability (Note 21)	December 31, 2018	£34,289	—	—	£34,289

There were no transfers between Level 1 and Level 2 during 2018.

Fair value measurement hierarchy for liabilities as at December 31, 2017:

	Fair value measurement using
	Date of valuation	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Liabilities measured at fair value
Provision for deferred cash consideration (Note 19)	December 31, 2017	£2,061,000	—	—	£2,061,000
Warrant liability (Note 20)	December 31, 2017	£1,346,484	—	—	£1,346,484
Liabilities for which fair values are disclosed
Convertible loan (Note 18a)	December 31, 2017	£1,977,393	—	—	£1,977,393
Bank loan (Note 18b)	December 31, 2017	£18,774,924	—	—	£18,774,924

There were no transfers between Level 1 and Level 2 during 2017.

Set out below is a comparison, by class, of the carrying amounts and fair values of the Group’s financial instruments:

	December 31, 2017		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
	(in £)
Liabilities
Provision for deferred cash consideration	2,061,000	2,061,000	2,131,000	2,131,000
Warrant liability	1,346,484	1,346,484	1,005,613	1,005,613

The management of the Group assessed that the fair values of cash and short-term deposits, other receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

•

The fair value of the provision for deferred cash consideration is estimated by discounting future cash flows using rates currently available for debt on similar terms and credit risk. In addition to being sensitive to a reasonably possible change in the forecast cash flows or the discount rate, the fair value of the deferred cash consideration is also sensitive to a reasonably possible change in the probability of reaching certain milestones. The valuation requires management to use unobservable inputs in the model, of which the significant unobservable inputs are disclosed in the tables below. Management regularly assesses a range of reasonably possible alternatives for those significant unobservable inputs and determines their impact on the total fair value.

•

The warrant liability is estimated using the Black Scholes model taking into account appropriate amendments to inputs in respect of volatility, remaining expected life of the warrants, cost of capital, probability of success and rates of interest.

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at December 31, 2018 and 2017 are as shown below:

	Valuation technique	Significant unobservable inputs	Range weighted (average)	Sensitivity of the input to fair value
Provision for deferred cash consideration	DCF	WACC	2018: 15.3%	1% increase/(decrease) would result in a decrease/(increase) in fair value by £33,000.
		WACC	2017: 15.3%	1% increase/(decrease) would result in a decrease/(increase) in fair value by £30,000.
		Probability of success	2018: 28%-95%	10% increase/(decrease) would result in an increase/(decrease) in fair value by £600,000.
		Probability of success	2017: 28%-85%	10% increase/(decrease) would result in an increase/(decrease) in fair value by £600,000.
Warrant liability	Black Scholes	Risk-free interest rate	2018: 1.33%	1% increase/(decrease) would result in an increase/(decrease) of £25,000
		Risk-free interest rate	2017: 1.25%	1% increase/(decrease) would result in an increase/(decrease) of £46,000
		Volatility	2018: 65%	10% increase/(decrease) would result in an increase/(decrease) of £145,000
		Volatility	2017: 50%	10% increase/(decrease) would result in an increase/(decrease) of £200,000
		Remaining life	2018: 3,254 days	Increase/(decrease) of 365 days would result in an increase/(decrease) of £56,000
		Remaining life	2017: 3,519 days	Increase/(decrease) of 365 days would result in an increase/(decrease) of £54,000

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments at December 31, 2018:

	Payments due by period
	Up to 1 year	1–3 years	3–5 years	Over 5 years	Total
	(in £)
Novartis Notes	82,600	2,161,642	—	—	2,244,242
Bank loan	8,260,337	15,589,137	—	—	23,849,474
Operating lease (see Note 26)	331,527	204,138	—	—	535,665

	8,674,464	17,954,917	—	—	26,629,381

The table below summarizes our contractual obligations at December 31, 2017:

	Payments due by period
	Up to 1 year	1–3 years	3–5 years	Over 5 years	Total
	(in £)
Novartis Notes	82,600	165,427	2,078,815	—	2,326,842
Bank loan	3,574,208	17,793,665	2,982,805	—	24,350,678
Operating lease (see Note 26)	743,858	535,203	—	—	1,279,061

	4,400,666	18,494,295	5,061,620	—	27,956,581

The Group may incur potential payments upon achievement of clinical, regulatory and commercial milestones, as applicable, or royalty payments that may be required to be made under license agreements the Group entered into with various entities pursuant to which the Group has in-licensed certain intellectual property, including license agreements with Novartis and AstraZeneca. Due to the uncertainty of the achievement and timing of the events requiring payment under these agreements, the amounts to be paid are not fixed or determinable at this time.

25. Share-based payments

The charge for share-based payments under IFRS 2 arises across the following schemes:

	Year ended December 31,
	2016	2017	2018
	(in £)
2015 Plan	6,185,067	2,441,671	805,738
Mereo BioPharma Group plc Share Option Plan	—	586,291	1,064,217
Long Term Incentive Plan	133,601	298,287	319,338
Deferred Bonus Share Plan	175,350	325,649	—

	6,494,018	3,651,898	2,189,293

The 2015 Plan

Under the Mereo BioPharma Group Limited Share Option Plan (the “2015 Plan”), the Group, at its discretion, granted share options to employees, including executive management, and NEDs. Share options vest over four years for executive management and employees and over three years for NEDs. There are no performance conditions attached to the options issued under the Option Plan. The fair value of share options granted was estimated at the date of grant using a Black Scholes pricing model, taking into account the terms and conditions upon which the share options were granted. The fair value calculation does not include any allowance for dividends as the Company has no available profits for distribution.

The exercise price of the share options will be equal to the market price of the underlying shares on the date of grant, less a discount agreed with the Group’s institutional investors. The contractual term of the share options is ten years.

Of the £6,185,067 expense recognized under the option plan for employee services received during 2016, £298,836 is an accelerated charge relating to 500,000 options which were cancelled on June 9, 2016.

No share options were issued during the year under the 2015 Share Plan.

Movements during the year

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, options for the 2015 Plan during the year:

	2016		2017		2018
	Number	WAEP £	Number	WAEP £	Number	WAEP £
Outstanding at beginning of the year	8,964,394	1.29	9,198,655	1.32	9,124,610	1.32
Granted during the year	1,316,117	1.49	—	—	—	—
Cancelled during the year	(500,000)	1.29	—	—	—	—
Forfeited during the year	(581,856)	1.29	(74,045)	1.29	(46,255)	1.29
Exercised during the year	—	—	—	—	(95,222)	1.29

Outstanding at December 31	9,198,655	1.32	9,124,610	1.32	8,983,133	1.32

Exercisable at December 31	3,115,337	1.29	5,655,676	1.31	8,007,029	1.31

The weighted average remaining contractual life for the share options outstanding as at December 31, 2018 was 6.6 years (2017: 7.6 years; 2016: 8.3 years).

The weighted average fair value of options granted during 2016 was £1.29. There were no options granted in 2017.

Options outstanding at the end of the year had an exercise price of between £1.29 and £2.21.

The following tables list the weighted average inputs to the models used for the fair value of share options granted during the years ended December 31, 2016, 2017 and 2018:

	Year ended December 31
	2016	2017	2018
	(in £)
Expected volatility (%)	56	—	—
Risk-free interest rate (%)	1.48-2.07	—	—
Expected life of share options (years)	10	—	—
Market price of ordinary shares (£)	1.84-2.21	—	—
Model used	Black Scholes	—	—

Since there is no historical data in relation to the expected life of the share options the contractual life of the options was used in calculating the expense for the year.

Volatility was estimated by reference to the share price volatility of a group of comparable companies over a retrospective year equal to the expected life of the share options.

The Mereo BioPharma Group plc Share Option Plan

The Mereo BioPharma Group plc Share Option Plan (“Share Option Plan”) provides for the grant of options to acquire our ordinary shares to employees, executive directors and executive officers. Options may be granted to all eligible employees on commencement of employment and may be granted on a periodic basis after that. Under the Share Option Plan, our Board of directors may determine if the vesting of an option will be subject to the satisfaction of a performance condition. With regard to an option which is subject to satisfaction of a performance condition, the option will normally vest on the later of: (i) the date on which our Board of directors determines that the performance condition has been satisfied; and (ii) the third anniversary of the date of grant. With regard to an option which is not subject to the satisfaction of a performance condition, the option will normally vest on the third anniversary of the date of grant, or such other date determined by our Board of directors and notified to the participant. Once an option has vested, it may be exercised during the period ending on the tenth anniversary of the date of grant, after which time it will lapse. The exercise price of an option may not be less than the greater of: (i) the market value of a share on the date of grant; or (ii) if the shares are to be subscribed, the nominal value of a share. Options are not currently subject to performance conditions other than continued service with us and typically vest on the third anniversary of the date of grant, after which they remain exercisable generally until the tenth anniversary of the grant date. Our Board of directors may determine that an option be settled in cash or by net exercise of the option.

Movements during the year

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, options for the Option Plan during the year:

	2016		2017		2018
	Number	WAEP £	Number	WAEP £	Number	WAEP £
Outstanding at beginning of the year	—	—	—	—	1,578,188	3.05
Granted during the year	—	—	1,593,188	3.05	388,000	3.14
Cancelled during the year	—	—	—	—	—	—
Forfeited during the year	—	—	(15,000)	3.03	(84,633)	3.03
Outstanding at December 31	—	—	1,578,188	3.05	1,881,555	3.10

Exercisable at December 31	—	—	—	—	—	—

The weighted average remaining contractual life for the share options outstanding as at December 31, 2018 was 8.6 years (2017: 9.4 years).

The weighted average fair value of options granted during the year was £2.29 (2017: £1.85).

Options outstanding at the end of the year had an exercise price of between £2.76 and £3.23.

The following tables list the weighted average inputs to the models used for the fair value of share options granted during the years ended December 31:

	Year ended December 31
	2016	2017	2018
	(in £)
Expected volatility (%)	—	49-51	65-67
Risk-free interest rate (%)	—	1.06-1.33	1.39-1.53
Expected life of share options (years)	—	10	10
Market price of ordinary shares (£)	—	3.03-3.23	2.76-3.25
Model used	—	Black Scholes	Black Scholes

Since there is no historical data in relation to the expected life of the share options, the contractual life of the options was used in calculating the expense for the year.

Volatility was estimated by reference to the share price volatility of a group of comparable companies over a retrospective period equal to the expected life of the share options.

Long Term Incentive Plan

Under the Company’s Long Term Incentive Plan (“LTIP”), initiated in 2016, the Group, at its discretion, may grant nil-cost options to acquire shares to employees. Under the LTIP rules, vesting of 75% of the options issued to employees is subject to a share price performance condition (the “Share Price Element”) and vesting of 25% of the options is subject to achievement of strategic operational targets (the “Strategic Element”). Share options vest over a maximum of five years, dependent upon achievement of these targets.

The fair value of the LTIP Share Price Element is estimated at the date of grant using a Monte Carlo pricing model, taking into account the terms and conditions upon which the share options were granted.

The fair value of the LTIP Strategic Element is estimated at the date of grant using a Black Scholes pricing model, taking into account the terms and conditions upon which the share options were granted, and the expense recorded is based upon the expected level of achievement of strategic targets.

The fair value calculations do not include any allowance for dividends as the Company has no available profits for distribution.

The contractual term of the LTIP options is five years.

The expense recognized for employee services received during the year to December 31, 2018 was £319,338 (2017: £298,287).

Movements during the year

The following table illustrates the number of, and movements in, LTIP options during the year:

	2016 Number	2017 Number	2018 Number
Granted during the year	1,199,658	185,950	—
Cancelled during the year	—	—	—
Forfeited during the year	(234,162)	—	—
Outstanding at December 31	965,496	1,151,446	1,151,446

Exercisable at December 31	—	—	—

The weighted average remaining contractual life for the LTIP options outstanding as at December 31, 2018 was 1.8 years (2017: 2.9 years; 2016: 3.7 years).

The weighted average fair value of LTIP options granted during the year to December 31, 2018 was £nil (2017: £1.99; 2016: £1.21).

The following tables list the weighted average inputs to the models used for the fair value of LTIP options granted during the years ended December 31:

LTIP Share Price Element

	Year ended December 31
	2016	2017	2018
Expected volatility (%)	48.9	51.7	—
Risk-free interest rate (%)	0.48-0.74	0.17-0.39	—
Expected life of share options (years)	3-5	3-5	—
Market price of ordinary shares (£)	2.21	3.03	—
Model used	Monte Carlo	Monte Carlo	—

LTIP Strategic Element

	Year ended December 31
	2016	2017	2018
Expected volatility (%)	48.9	51.7	—
Risk-free interest rate (%)	0.74	0.39	—
Expected life of share options (years)	5	5	—
Market price of ordinary shares (£)	2.21	3.03	—
Model used	Black Scholes	Black Scholes	—

Since there is no historical data in relation to the expected life of the LTIP options, the contractual life of the options has been used in calculating the expense for the year.

Volatility is estimated by reference to the share price volatility of a group of comparable companies over a retrospective period equal to the expected life of the LTIP options.

Deferred Bonus Share Plan

Under the previous terms of the Company’s Deferred Bonus Share Plan (DBSP), 30% of the annual bonus for 2017 for the senior management team was payable in deferred shares, which are governed by the DBSP plan rules. At the date of grant of the awards, the monetary bonus amount will be divided by the closing share price to give the number of shares issued to the employee under the DBSP. The number of shares is fixed and not subject to adjustment between the issue date and vesting date. Under the DBSP, awards vest after three years from the date of the award. There are no further performance conditions attached to the award, nor any service conditions (including no requirement for continued employment once the awards have been made). The plan does allow for adjustment of awards in the event of a material misstatement of Mereo’s accounts or fraud or misconduct on the part of an individual. The plan also allows for adjustment of awards in the event there was an error in calculating the vesting of the awards. Since the awards are issued at nil cost they will be satisfied by the issue of shares from the Employee Benefit Trust.

The following table illustrates the number of, and movements in, DBSP options during the year:

	2016 Number	2017 Number	2018 Number
Outstanding at January 1	—	62,180	163,000
Awarded during the year	62,180	100,820	—
Granted during the year	—	—	—
Outstanding at December 31	62,180	163,000	163,000

Exercisable at December 31	—	—	—

The weighted average remaining contractual life for the DBSP options outstanding as at December 31, 2018 was 2.6 years (2017: 3.6 years; 2016: 4 years).

The weighted average fair value of DBSP options granted during the year was £nil (2017: £3.23; 2016: £2.80).

On January 18, 2019 the Board approved an amendment to the terms of the Deferred Bonus Share Plan and the terms were amended such that in the event that the Board decides to award a bonus to eligible participants in respect of performance for any given financial year, 30% of the bonus (after deduction of income tax and employee’s National Insurance contributions) must be used to purchase ordinary shares in the Company within 12 months. Following a purchase, the relevant ordinary shares must be held for a period of at least two years. Bonus awards made in respect of 2018 were awarded under these revised terms.

The Mereo 2019 Equity Incentive Plan (The 2019 EIP)

On April 4, 2019 the Company established The Mereo 2019 Equity Incentive Plan. Under the plan it is anticipated that market value options will be granted to executives and other employees with a four-year vesting period and no performance conditions. No grants have been made under this plan as at the date of this report. The plan provides a framework for the grant of market value options and/or restricted stock unit awards to officers of the Company (or of any subsidiary).

The Mereo 2019 NED Equity Incentive Plan (The 2019 NED EIP)

On April 4, 2019 the Company established The Mereo 2019 NED Equity Incentive Plan. Under the plan it is anticipated that market value options will be granted to non-executive directors with no performance conditions. Options to existing non-executive directors will be granted with a one-year vesting period and options to newly appointed non-executive directors will be granted with a three-year vesting period. No grants have been made under this plan as at the date of this report. The plan provides a framework for a range of different types of share related awards (including market value options, share appreciation rights, restricted stock and restricted stock units).

Deferred equity consideration

In October 2017, our wholly owned subsidiary Mereo BioPharma 4 Limited entered into an exclusive license and option agreement (the “License Agreement”), to obtain from AstraZeneca an exclusive worldwide, sub-licensable license under AstraZeneca’s intellectual property rights relating to MPH-966, with an option to acquire such intellectual property rights following commencement of a pivotal trial and payment of related milestone payments (the “Option”), together with the acquisition of certain related assets.

Under the agreement with AstraZeneca, the Company may issue up to 1,349,693 ordinary shares which are dependent on achieving certain milestones.

In respect of milestones that are probable, the Group has accounted for, but not yet issued, 429,448 ordinary shares which have been measured at fair value, being £3.10, giving a total of £1,331,288.

26. Commitments and contingencies

Operating lease commitments – Group as lessee

Future minimum rentals payable under non-cancellable operating leases as at December 31, 2018 are as follows:

	Year ended December 31,
	2017	2018
Within one year	743,858	331,527
After one year but not more than three years	535,203	204,138
After one year but not more than five years	—	—
More than five years	—	—

	1,279,061	535,665

The Group has entered into a lease for its premises at Fourth Floor, 1 Cavendish Place, London W1G 0QF. The term of the lease agreement is from August 17, 2015 through to August 16, 2025. The total lease expense for the year ended December 31, 2018 was £293,328 (2017: £293,328).

The premises comprise approximately 4,000 sq ft. The principal rent for the premises is £162,960 per annum through December 16, 2016 and £325,920 per annum thereafter, subject to an increase on August 17, 2020 based on the open market value of the premises (the “Principal Rent”). In addition to the Principal Rent, the Group is responsible for value-added tax on the Principal Rent and certain insurance costs and service charges incurred by the landlord.

The Group may break the lease agreement on August 16, 2020 by providing six months’ prior written notice to the landlord. If the Group does not exercise its break option, the landlord will decrease by 50% the Principal Rent for the period from August 16, 2020 through to April 15, 2021.

The Group has entered into a lease for six high-resolution peripheral quantitative computed tomography (HRpQCT) scanners for use in its ongoing clinical studies.

Each scanner has a lease term of 12 months from the date on which delivery of that scanner occurred. The Company has the right to extend the lease period for a further six months at any point during the lease term. This option may be exercised in respect of any of the individual scanners and does not have to be exercised in respect of all the scanners.

Finance leases – Group as lessee

The Group did not have any leasing arrangements classified as finance leases at December 31, 2018 (2017: £nil).

Financial commitments

Each of Mereo BioPharma 1 Limited, Mereo BioPharma 2 Limited and Mereo BioPharma 3 Limited issued to Novartis loan notes (the “Novartis Notes”) (which were assigned by Novartis to the Company in exchange for ordinary shares pursuant to the Subscription Agreement) and each of Mereo BioPharma 1 Limited, Mereo BioPharma 2 Limited and Mereo BioPharma 3 Limited agreed to make future payments to Novartis comprising amounts equal to ascending specified percentages of tiered annual worldwide net sales (beginning at high single digits and reaching into double digits at higher sales) by such subsidiary of products that include the assets acquired. The levels of ascending percentages of tiered annual worldwide net sales are the same for each of Mereo BioPharma 1 Limited, Mereo BioPharma 2 Limited and Mereo BioPharma 3 Limited under the respective Purchase Agreements.

Each of Mereo BioPharma 1 Limited, Mereo BioPharma 2 Limited and Mereo BioPharma 3 Limited further agreed that in the event it transfers, licenses, assigns or leases all or substantially all of its assets, it will pay Novartis a percentage of the proceeds of such transaction. The Company will retain the majority of the proceeds from such a transaction. Such percentage is the same for each of Mereo BioPharma 1 Limited, Mereo BioPharma 2 Limited and Mereo BioPharma 3 Limited under the respective Purchase Agreements. The payment of a percentage of proceeds is not payable with respect to any transaction involving equity interests of Mereo BioPharma Group plc, a merger or consolidation of Mereo BioPharma Group plc, or a sale of any assets of Mereo BioPharma Group plc.

In October 2017, the Group’s wholly owned subsidiary Mereo BioPharma 4 Limited entered into an exclusive license and option agreement (the “License Agreement”), to obtain from AstraZeneca an exclusive worldwide, sub-licensable license under AstraZeneca’s intellectual property rights relating to MPH-966, with an option to acquire such intellectual property rights following commencement of a pivotal trial and payment of related milestone payments (the “Option”), together with the acquisition of certain related assets. Upon entering into the License Agreement, the Group made a payment of $3.0 million and issued 490,798 ordinary shares to

AstraZeneca, for an aggregate upfront payment equal to $5.0 million. In connection with certain development and regulatory milestones, the Group has agreed to make payments of up to $115.5 million in the aggregate and issue additional ordinary shares to AstraZeneca for licensed products containing MPH-966. In addition, the Group has agreed to make payments to AstraZeneca based on specified commercial milestones of the product. The Group has also agreed to pay a specified percentage of sub-licensing revenue to AstraZeneca and to make royalty payments to AstraZeneca equal to ascending specified percentages of tiered annual worldwide net sales by the Group of licensed products (subject to certain reductions), ranging from the high single digits to low double digits. Royalties will be payable on a licensed-product-by-licensed-product and country-by-country basis until the later of ten years after the first commercial sale of such licensed product in such country and expiration of the last patent covering such licensed product in such country that would be sufficient to prevent generic entry. Under the License Agreement, the Group may freely grant sub-licenses to affiliates upon notice to AstraZeneca and must obtain AstraZeneca’s consent, which is not be unreasonably withheld, to grant sub-licenses to a third party. The Group has agreed to use commercially reasonable efforts to develop and commercialize at least one licensed product.

The License Agreement will expire on the expiry of the last-to-expire royalty term with respect to all licensed products. Upon the expiration of the royalty term for a licensed product in a particular country, the licenses to the Group for such product in such country will become fully paid and irrevocable. Prior to exercise of the Option, if at all, the Group may terminate the License Agreement upon prior written notice. Either party may terminate the agreement upon prior written notice for the other party’s material breach that remains uncured for a specified period of time or insolvency. AstraZeneca has agreed to a three-year non-competition restriction in relation to the direct or indirect commercialization or development of NE inhibitors for the treatment of AATD. In addition, AstraZeneca agreed not to assert any AstraZeneca intellectual property rights that were included in the scope of the License Agreement against the Group.

27. Related party disclosures

The following transactions have been entered into with related parties for the year ended December 31, 2017 and 2018.

Novartis Pharma AG (“Novartis”) holds shares in the Company at December 31, 2016. On June 3, 2016, the Group issued 3,463,563 £1 unsecured convertible loan notes (the “Novartis Notes”) to Novartis and received £3,463,563 from Novartis in consideration (Note 18a).

The Group purchased goods and services from Novartis in the year as set out below:

	Year ended December 31,
	2016	2017	2018
Manufacture and supply of clinical trial material	968,219	4,610,106	60,027

The amount outstanding to be paid to Novartis at December 31, 2018 was £nil (2017: £nil; 2016: £35,249).

The purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions.

Employee Benefit Trust

In 2016 the Company set up an Employee Benefit Trust for the purposes of buying and selling shares on the employees’ behalf.

A total of £325,000 of funding was paid into the Trust by the Company during the year ended December 31, 2018 (2017:£nil).

A total of 163,000 shares were purchased by the Trust during the year ended December 31, 2018 (2017: nil). As at December 31, 2018 a cash balance of £21,762 (2017: £3,600) was held by the Trust.

28. Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

Other standards

The following standards and interpretations, applicable for annual periods beginning on or after January 1, 2017, are not expected to have any impact on the results of the Group or the presentation of the financial statements:

•

IFRS 10 Consolidated Financial Statements – Amendments regarding the sale or contribution of assets between an investor and its associate or joint venture and amendments regarding the application of the consolidation exception.

•	IFRS 11 Joint Arrangements – Amendments regarding the accounting for acquisitions of an interest in a joint operation.

•	IFRS 12 Disclosure of Interests in Other Entities – Amendments regarding the application of the consolidation exception.

•	IFRS 14 Regulatory Deferral Accounts.

•	IAS 1 Presentation of Financial Statements – Amendments resulting from the disclosure initiative.

•	IAS 7 Statement of Cash Flows – Amendments resulting from the disclosure initiative.

•	IAS 12 Income Taxes – Amendments to recognition of deferred tax assets for unrealized losses.

•	IAS 16 Property, Plant and Equipment – Amendments regarding the clarification of acceptable methods of depreciation and amortization and amendments bringing bearer plants into the scope of IAS 16.

•

IAS 27 Separate Financial Statements (as amended in 2011) – Amendments reinstating the equity method as an accounting option for investments in subsidiaries, joint ventures and associates in an entity’s separate financial statements.

•	IAS 28 Investments in Associates and Joint Ventures – Amendments regarding the application of the consolidation exception.

•	IAS 38 Intangible Assets – Amendments regarding the clarification of acceptable methods of depreciation and amortization.

•	IAS 41 Agriculture – Amendments bringing bearer plants into the scope of IAS 16.

•	Amendments resulting from September 2014 Annual Improvements to IFRSs:

•	IFRS 2 Classification and Measurement of Share-based Payment Transactions.

•	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

•	IFRS 7 Financial Instruments: Disclosures.

•	IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration.

•	IAS 19 Employee Benefits.

•	IAS 34 Interim Financial Reporting.

29. Event after the reporting period

(a)    On February 8, 2019, Dr. Frank Armstrong resigned as a non-executive director of the Group.

(b)    On April 23, 2019 the Group agreed an amendment to the terms of its bank loan with the lenders. The new terms extended the interest-only period to December 31, 2019 followed by a 15-month capital and interest repayment period. The Group has undertaken a preliminary assessment under IFRS 9 and determined it to be a non-substantial modification.

Following completion of the merger with OncoMed, under the terms of the loan agreement, Mereo expects to issue approximately 321,444 additional warrants to its lenders giving them the right to subscribe for ordinary shares at an exercise price of £2.95.

(c)    On April 23, 2019, Mereo completed the acquisition of OncoMed, a clinical-stage biopharmaceutical company whose shares were previously traded on NASDAQ. Mereo acquired 100% of the voting equity interests declared, and OncoMed will continue as a wholly-owned indirect subsidiary of Mereo. The Mereo Board believes that the combination of Mereo’s biopharmaceutical portfolio of four assets with OncoMed’s two lead assets will create a diversified combined portfolio, resulting in an increased number of potential near-term catalysts with a core focus remaining on Mereo’s strategy to target rare diseases, and that the cash position of the Combined Company will provide an extended operational runway, with the potential for such runway to be extended significantly further through partnering deals.

The initial consideration for the purchase amounted to £40,892,478 in the form of 24,783,320 ordinary shares. The fair value of the ordinary shares issued was measured using the closing market price of Mereo’s ordinary shares at the acquisition date. Further amounts may be payable the former owners of OncoMed governed by the terms of an agreed Contingent Value Rights (CVR) agreement. The CVR represents the non-transferable contractual right for previous shareholders in OncoMed, Inc. to receive certain share and cash payments from Mereo if specified milestones are achieved within agreed time periods. The CVR milestone relates to OncoMed’s etigilimab (anti-TIGIT, OMP-313M32) and navicixizumab (anti-DLL4/VEGF, OMP-305B83) therapeutic candidates. The contingent payments become payable upon the achievement of the milestones as follows:

The TIGIT milestone

A payment, in the form of Mereo ADSs, will be made to CVR holders if, prior to December 31, 2019, the following milestone is achieved:

•

Celgene exercises the exclusive option granted by OncoMed to Celgene in relation to OncoMed’s OMP-313M32 product pursuant to the Master Research and Collaboration Agreement by and among Celgene and OncoMed, dated December 2, 2013; and

•	The receipt by OncoMed of the initial $35 million cash milestone payment due from Celgene pursuant to such Celgene option exercise.

If the TIGIT milestone is achieved, holders of CVRs would be entitled to receive a number of Mereo ADSs equal to the $35 million cash milestone payment received net of any tax and other reasonable expenses, divided by the volume-weighted average price per Mereo ADS for the 10-trading day period immediately following the date of the announcement by Mereo of the receipt of such cash payment. The TIGIT milestone payment is subject to a share consideration cap, such that the number of Mereo shares underlying the Mereo ADSs to be issued pursuant to the CVR agreement, when aggregated with the number of Mereo shares underlying the Mereo ADSs issued as share consideration pursuant to the merger agreement, cannot exceed 40% of the enlarged Group after issuing the consideration shares.

The NAVI milestones

A cash payment will be made to CVR holders if, within 18 months following the closing of the merger, Mereo or any of its subsidiaries enters into a definitive agreement with one or more third parties regarding the OMP-305B83 products and, within five years of the closing of the merger, Mereo or any of its subsidiaries receives eligible cash milestone payments. If a NAVI milestone is achieved, holders of CVRs would be entitled to receive an amount in cash equal to 70% of the amount of such eligible cash milestone payment, net of any tax and other reasonable expenses. The NAVI milestone payments are subject to a cash consideration cap, pursuant to which the aggregate principal amount of all cash payments made to holders of CVRs by Mereo shall in no case exceed $79.7 million.

We have estimated that the fair value of the deferred consideration is immaterial and have not provided for any amount payable.

We are finalizing the purchase price allocation and have determined a preliminary estimate of the fair value of the intangible assets acquired of £14.5 million. We acquired cash and cash equivalents, and short-term investments at completion of $50.8 million.

We are finalizing the valuation of other assets and liabilities which will determine the amount of goodwill to be recognised. This will be disclosed in our interim financial statements for the period ending June 30, 2019.

Item 19.	Exhibits

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association of Mereo BioPharma Group plc (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 24, 2019 (File No. 333-229351)).

2.1	Form of American Depositary Receipt of Mereo BioPharma Group plc (incorporated into this Form 20-F by reference to Mereo’s Form F-4/A filed March 15, 2019 (File No. 333-229351)).

4.1	Agreement and Plan of Merger and Reorganization, dated December 5, 2018, by and among Mereo BioPharma Group plc, Mereo US Holdings Inc., Mereo MergerCo One Inc. and OncoMed Pharmaceuticals, Inc. (incorporated into this Form 20-F by reference to Mereo’s Form F-4/A filed March 15, 2019 (File No. 333-229351)).

4.1	Rules of the Mereo BioPharma Group plc Share Option Scheme, as adopted June 9, 2016 and amended April 4, 2017 and March 20, 2018 and form of option documentation (incorporated into this Form 20-F by reference to Mereo’s Form F-1 filed March 23, 2018 (File No. 333-223883)).

4.2	Rules of Mereo BioPharma Group Limited Share Option Scheme, as adopted July 8, 2015 (incorporated into this Form 20-F by reference to Mereo’s Form F-1 filed December 1, 2018 (File No. 333-223883)).

4.3	Rules of the Mereo BioPharma Group plc Long Term Incentive Plan, as adopted June 9, 2016 and amended March 20, 2018 (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.4	Rules of the Mereo BioPharma Group plc Deferred Bonus Share Plan, as adopted June 9, 2016 and amended March 20, 2018 (incorporated into this Form 20-F by reference to Mereo’s Form F-1 filed March 23, 2018 (File No. 333-223883)).

4.5	Rules of the Mereo BioPharma Group plc New Deferred Bonus Plan, as adopted January 15, 2019 (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.6	Rules of the Mereo BioPharma Group plc Share Option Scheme for Non-Executive Directors, as adopted March 20, 2018 and form of option documentation (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.7*	Rules of the Mereo 2019 Equity Incentive Plan and 2019 NED Equity Incentive Plan for Non-Executive Directors, as adopted April 4, 2019

4.8†	BCT197 Asset Purchase Agreement, dated July 28, 2015, by and between Mereo BioPharma 1 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.8.1	Amendment Agreement for BCT197, dated October 19, 2018, by and between Mereo BioPharma 1 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.8.2	Addendum to the Asset Purchase Agreement, dated October 4, 2017, by and between Mereo BioPharma 1 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.8.3	Addendum to the Asset Purchase Agreement, dated April 12, 2016, by and between Mereo BioPharma 1 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.9†	BGS649 Asset Purchase Agreement, dated July 28, 2015, by and between Mereo BioPharma 2 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.9.1	Amendment Agreement for BGS649, dated October 19, 2018, by and between Mereo BioPharma 2 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.9.2	Addendum to the Asset Purchase Agreement, dated August 17, 2017, by and between Mereo BioPharma 2 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.10†	BPS804 Asset Purchase Agreement, dated July 28, 2015, by and between Mereo BioPharma 3 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

Exhibit No.	Description

4.10.1†	Amendment Agreement, dated August 10, 2018, by and between Mereo BioPharma 3 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.10.2	Addendum to the Asset Purchase Agreement, dated December 21, 2016, by and between Mereo BioPharma 3 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.11†	Sublicense Agreement, dated July 29, 2015, by and between Mereo BioPharma 3 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.12†	Exclusive License and Option Agreement, dated October 28, 2017, by and between Mereo BioPharma 4 Limited and AstraZeneca AB (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.13	Loan Agreement, dated September 28, 2018, by and among Mereo BioPharma Group plc, as borrower, the guarantors party thereto, Silicon Valley Bank, as a lender, and Kreos Capital V (UK) Limited, as a lender, agent and security agent (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.13.1*	Deed of Consent and Amendment, dated April 17, 2019, by and among Mereo BioPharma Group plc, as borrower, the guarantors party thereto, Silicon Valley Bank, as a lender, and Kreos Capital V (UK) Limited, as a lender, agent and security agent

4.14	Form of Deed of Indemnity for members of the board of directors of Mereo BioPharma Group plc (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.15	Convertible Loan Note Instrument relating to Mereo BioPharma Group plc, dated June 3, 2016, by Mereo BioPharma Group plc, including Deeds of Amendment thereto, between Mereo BioPharma Group plc and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.16	Form of Contingent Value Rights Agreement by and between Computershare, Inc., as rights agent, and Mereo BioPharma Group plc (incorporated into this Form 20-F by reference to Mereo’s Form F-4/A filed March 15, 2019 (File No. 333-229351)).

4.17	Contingent Value Rights Agreement, dated March 14, 2019, by and between Computershare, Inc., as rights agent, and OncoMed Pharmaceuticals, Inc. (incorporated into this Form 20-F by reference to OncoMed’s Form 8-K filed March 15, 2019 (File No. 001-35993)).

4.17.1*	Amendment Number One to the Contingent Value Rights Agreement, dated April 15, 2019, by and between Computershare, Inc., as rights agent, and OncoMed Pharmaceuticals, Inc.

4.18†	Master Research and Collaboration Agreement, dated December 2, 2013, by and between OncoMed Pharmaceuticals, Inc., Celgene Corporation and Celgene Alpine Investment Company II, LLC (incorporated into this Form 20-F by reference to OncoMed’s 10-K filed March 18, 2014 (File No. 001-35993)).

4.19*	Form of Letter of Appointment for members of the board of directors of Mereo BioPharma Group plc

8.1*	List of Subsidiaries of Mereo BioPharma Group plc

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101***	The following materials from this annual report on Form 20-F formatted in XBRL (Extensible Business Reporting Language) are furnished herewith: (i) the Report of Independent Registered Public Accounting Firm, (ii) the consolidated statements of financial position data, (iii) the consolidated statements of comprehensive loss data, (iv) the consolidated statements of changes in shareholders’ equity (capital deficiency), (v) the consolidated statements of cash flows, and (vi) the notes to consolidated financial statements, in each case tagged as blocks of text and in detail.

*	Filed herewith
**	Furnished herewith
***	To be filed by amendment within 30 days of April 29, 2019
†	Portions of this exhibit are subject to a previously filed confidential treatment order pursuant to Rule 406 under the Securities Act

SIGNATURES

Mereo BioPharma Group plc hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEREO BIOPHARMA GROUP PLC

By:	/s/ Denise Scots-Knight
	Name:	Denise Scots-Knight
	Title:	Chief Executive Officer

Date: April 29, 2019