Form 20-F/A
period 2018-12-31
Mereo Biopharma Group plc
filed 2019-05-29
CIK 1719714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Charles Sermon, General Counsel

Tel: +44-333-023-7300

Email: cs@mereobiopharma.com

1 Cavendish Place

4th Floor

London, W1G 0QF

United Kingdom

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing five ordinary shares, nominal value of £0.003 per share	MREO	The Nasdaq Stock Market LLC The Nasdaq Stock Market LLC*
Ordinary Shares, nominal value of £0.003 per share

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Mereo BioPharma Group plc (“Mereo”) amends Mereo’s Annual Report on Form 20-F for the year ended December 31, 2018 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on April 29, 2019. The Company is filing this Amendment No. 1 solely to furnish Exhibit 101, which was not included in the Original 20-F. Exhibit 101 includes information about the Company in eXtensible Business Reporting Language (XBRL).

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and Mereo has not updated disclosures included therein to reflect any events that occurred subsequent to April 29, 2019.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

Item 19.	Exhibits

EXHIBIT INDEX

Exhibit No.	Description

101*	The following materials from this annual report on Form 20-F formatted in XBRL (Extensible Business Reporting Language) are furnished herewith: (i) the Report of Independent Registered Public Accounting Firm, (ii) the consolidated statements of financial position data, (iii) the consolidated statements of comprehensive loss data, (iv) the consolidated statements of changes in shareholders’ equity (capital deficiency), (v) the consolidated statements of cash flows, and (vi) the notes to consolidated financial statements, in each case tagged as blocks of text and in detail.

*	Furnished herewith

SIGNATURES

Mereo BioPharma Group plc hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEREO BIOPHARMA GROUP PLC

By:	/s/ Denise Scots-Knight
Name: Denise Scots-Knight
Title: Chief Executive Officer

Date: May 29, 2019

3