Form 20-F
period 2020-12-31
Mereo Biopharma Group plc
filed 2021-03-31
CIK 1719714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

The number of outstanding shares as of December 31, 2020 was:

Title of each class	Number of Shares Outstanding at December 31, 2020
Ordinary shares, nominal value of £0.003 per share	338,953,141

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company (as defined in Rule 12b-2 of the Act).

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐

				Emerging growth company	☒

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

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•

“AATD” are to alpha-1 antitrypsin deficiency, a lack of alpha 1 anti-trypsin protein, a protein made by the liver that’s released into the bloodstream to protect the body from neutrophil serine proteases damaging the lungs;

•	“Acumapimod” are to an oral p38 MAP kinase inhibitor for potential treatment of AECOPD;

•	“Alvelestat” are to an oral neutrophil elastase inhibitor for potential treatment of AATD;

•	“ADSs” are to our American Depositary Shares, each of which represents five ordinary shares of Mereo BioPharma Group plc;

•	“ADRs” are to the American Depositary Receipts that evidence our ADSs;

•	“AECOPD” are to acute exacerbation of chronic obstructive pulmonary disease;

•	“BLA” are to Biologics License Application;

•	“CMA” are to Conditional Marketing Authorization;

•	“COPD” are to chronic obstructive pulmonary disease, the name for a group of lung conditions that cause breathing difficulties;

•	“EMA” are to European Medicines Agency;

•	“Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;

•	“Etigilimab” are to an anti-TIGIT therapeutic candidate designed to activate the immune system through multiple mechanisms and enable anti-tumor activity;

•	“FDA” are to the United States Food and Drug Administration;

•	“HH” are to hypogonadotropic hypogonadism, a condition in which the male testes or the female ovaries produce little or no sex hormones;

•	“Leflutrozole” are to an oral aromatase inhibitor for potential treatment of obese men with HH;

•	“MAA” are to Marketing Authorization Application;

•	“Mereo,” the “Company,” the “Group,” “we,” “our,” “ours,” “us” or similar terms are to Mereo BioPharma Group plc, together with its subsidiaries;

•

the “Merger” are to the merger of Mereo MergerCo One Inc. and OncoMed Pharmaceuticals, Inc. (“OncoMed”), with OncoMed surviving as a wholly-owned subsidiary of Mereo US Holdings Inc., and as an indirect wholly-owned subsidiary of Mereo BioPharma Group plc, and in 2020 OncoMed was renamed as Mereo BioPharma 5, Inc. (“Mereo BioPharma 5”);

•

the “Merger Agreement” are to the Agreement and Plan of Merger and Reorganization, dated December 5, 2018, by and among Mereo BioPharma Group plc, Mereo US Holdings Inc., Mereo MergerCo One Inc. and OncoMed;

•	“Navi” are to Navicixizumab;

•	“NDA” are to New Drug Application;

•	“NE” neutrophil elastase, a serine protease and a major constituent of lung elastoytic activity;

•	“OI” are to osteogenesis imperfecta a rare genetic bone disorder characterized by fragile bones that break easily, also known as brittle bone disease;

•	“OncXerna” are to OncXerna Therapeutics, Inc.

•	“ordinary shares” are to our ordinary shares, each of £0.003 nominal value;

•	“SEC” are to the United States Securities and Exchange Commission;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Setrusumab” are to a fully human monoclonal antibody for potential treatment of OI;

•	“$,” “USD,” “US$” and “U.S. dollar” are to the United States dollar;

•	“TIGIT” are to T-cell immunoreceptor with Ig and ITIM domains;

•	“Ultragenyx” are to Ultragenyx Pharmaceutical, Inc.;

and

•	“£,” “GBP,” “pound sterling,” “pence” and “p” are to the British pound sterling (or units thereof).

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (our “audited consolidated financial statements”), prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Our financial information is presented in pound sterling. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

This annual report contains translations of certain pound sterling amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the pound sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pound sterling at an exchange rate of £0.7327 to US$1.00, the exchange rate for pound sterling on December 31, 2020.

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

•

our ability to partner or sell our non-core product candidates, acumapimod for the treatment of AECOPD and leflutrozole for the treatment of infertility and HH in obese men, on attractive terms or at all;

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

•

the COVID-19 pandemic and the associated disruptions that could materially impact our business, including, delays to clinical trial supplies, planned clinical developments and our ongoing clinical studies;

•

the United Kingdom’s withdrawal from the European Union may adversely impact our ability to obtain regulatory approvals of our product candidates in the European Union and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the European Union;

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

SUMMARY RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with the other information contained in this annual report, before making any investment decision. Any of the following risks and uncertainties could have a material adverse effect on our business, prospects, results of operations and financial condition. The market price of our ADSs could decline due to any of these risks and uncertainties, and you could lose all or part of your investment. The risks described below are those that we currently believe may materially affect us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial.

•	We have a limited operating history and have never generated any product revenue.

•

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

•

We depend heavily on the success of etigilimab, alvelestat, setrusumab, acumapimod, leflutrozole and navicixizumab. We cannot give any assurance that any of these product candidates or therapeutic candidates will receive regulatory approval, which is necessary before they can be commercialized. If we are unable to commercialize etigilimab, alvelestat, setrusumab, acumapimod, leflutrozole and navicixizumab, whether on our own or through agreements with third parties, or experience significant delays in doing so, our ability to generate revenue and our financial condition will be adversely affected.

•	The COVID-19 pandemic or any other similar pandemic may materially impact our business, including, delays to clinical trial supplies, planned clinical developments and our ongoing clinical studies.

•

We depend on enrollment of patients in our clinical trials for our product candidates. If we are unable to enroll patients in our clinical trials, or enrollment is slower than anticipated, in particular for our product candidates with rare disease indications, our research and development efforts could be adversely affected.

•

We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage, and our product liability insurance may not cover all damages from such claims.

•	Enacted and future healthcare legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

•

We operate in a highly competitive and rapidly changing industry, which may result in others acquiring, developing, or commercializing competing product candidates before or more successfully than we do.

•

We intend to directly commercialize or co-commercialize our product candidates for rare diseases and potentially rare tumor types and to seek strategic relationships with third parties for the development and/or commercialization of our other product candidates. If we are unable to develop our own sales, marketing, and distribution capabilities or enter into business arrangements, we may not be successful in commercializing our product candidates.

•

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

•	Our existing and future product candidates may not gain market acceptance, in which case our ability to generate product revenues will be compromised.

•

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

•

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

•

We rely on patents and other intellectual property rights to protect our product candidates, the obtainment, enforcement, defense and maintenance of which may be challenging and costly. Failure to enforce or protect these rights adequately could harm our ability to compete and impair our business.

•

We may become subject to third parties’ claims alleging infringement of third-party patents and proprietary rights, or we may be involved in lawsuits to protect or enforce our patents and other proprietary rights, which could be costly and time consuming, delay or prevent the development and commercialization of our product candidates, or put our patents and other proprietary rights at risk.

•	Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

•	Failure to establish and maintain effective internal controls could have a material adverse effect on our business and stock price.

•

If our partners do not satisfy their obligations under our agreements with them, or if they terminate our licenses, partnerships or collaborations with them, we may not be able to develop or commercialize our licensed or partnered product candidates as planned.

PART ONE

Item 1.	Identity of Directors, Senior Management And Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

3.A. Selected Financial Data

Reserved.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons For the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

You should carefully consider the risks and uncertainties described below, together with the other information contained in this annual report, before making any investment decision. Any of the following risks and uncertainties could have a material adverse effect on our business, prospects, results of operations and financial condition. The market price of our ADSs could decline due to any of these risks and uncertainties, and you could lose all or part of your investment. The risks described below are those that we currently believe may materially affect us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial.

Risks Related to Our Business and Industry

We have a limited operating history and have never generated any product revenue.

We are a multi-asset, clinical-stage biopharmaceutical company with a limited operating history, and have incurred significant operating losses since our formation. We had net losses of £163.6 million, £34.8 million and £32.0 million, in the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, we had an accumulated net loss of £309.7 million (£146.1 million as of December 31, 2019). Our losses have resulted principally from expenses incurred from the research and development of our product candidates and from general and administrative costs that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses for the foreseeable future as we expand our research and development efforts, and seek to obtain regulatory approval and potentially commercialize our product candidates. We anticipate that our expenses will increase substantially as we:

•	conduct our Phase 1b/2 trial of etigilimab in a range of tumor types and expand the initial cohorts in the study;

•	continue to conduct our ongoing Phase 2 clinical trial of alvelestat for the treatment of severe AATD and COVID-19 infections;

•

complete the extension study for setrusumab in adults with osteogenesis imperfecta and undertake the activities required as part of our collaboration with Ultragenyx and eventual commercialization of setrusumab in Europe and the UK;

•	undertake development of our product candidates in additional disease indications;

•	seek regulatory approvals for our product candidates;

•

potentially establish a commercial infrastructure and work with contract manufacturing organizations (“CMOs”) to develop manufacturing processes to commercialize or co-commercialize selected product candidates, if approved;

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

•	seek to acquire additional novel product candidates to treat oncology and rare diseases.

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

Furthermore, adoption by the medical community of our product candidates, if approved, may be limited if third-party payors offer inadequate reimbursement coverage. Cost control initiatives may decrease coverage and payment levels for our product candidates, which in turn would negatively affect the price that we will be able to charge for such product candidates. We are unable to predict the coverage that will be provided by private or government payors for any product we have in development. Any denial of private or government payor coverage, inadequate reimbursement for our product candidates, or delay in receipt of reimbursement payments could harm our business and, even if we do generate product royalties or product sales, we may never achieve or sustain profitability. Our failure to sustain profitability would depress the market price of our ADSs and could impair our ability to raise capital, acquire new product candidates, expand our business, or continue our operations. A decline in the market price of our ADSs also could cause you to lose all or a part of your investment.

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

While we raised $183 million (£137.9 million) in private placements of ordinary shares and convertible loan notes in 2020 and in a public offering of ADSs in February 2021, we expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue to advance our oncology and rare disease portfolio. In addition, if we obtain marketing approval for product candidates where we retain commercial rights, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, we expect to incur additional costs associated with operating as a public company in the United Kingdom and the United States and maintaining a quotation and listing, respectively, on Nasdaq. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We believe that our existing cash and cash equivalents will be sufficient to enable us to fund our operating expenses and capital expenditure requirements into 2024 at which point we will require additional capital. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations and financial condition.

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

Our future capital requirements will depend on many factors, including:

•

The costs, timing and results of our ongoing Phase 1b/2 study for etigilimab and, and our ongoing clinical trials for alvelestat in AATD and COVID-19 infected patients; and the costs for our activities related to our ongoing collaboration with Ultragenyx for setrusumab for the treatment of adults and children with OI;

•	the costs and timing of manufacturing clinical supplies of our product candidates;

•	the costs, timing, and outcome of regulatory review of our product candidates, including post-marketing studies that could be required by regulatory authorities;

•

the costs, timing, and outcome of potential future commercialization activities, including manufacturing, marketing, sales, life cycle management and distribution, for our product candidates that we commercialize directly;

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

•	the sales price and availability of adequate third-party coverage and reimbursement for our product candidates;

•	the effect of competitors and market developments;

•	the performance of our collaborators and partners under the existing agreements on setrusumab and navicixizumab;

•

the extent to which we are able to acquire new product candidates or enter into licensing or collaboration arrangements for our product candidates, although we currently have no commitments or agreements to complete any such transactions;

•	milestone and deferred payments under our license and option agreement with AstraZeneca; and

•	our ability to satisfy HM Revenue & Custom’s (“HMRC”) enquiries with respect to claims in respect of all filed and future years.

Fundraising and business development efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect our business, the holdings or the rights of our shareholders, or the value of our ADSs.

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

Since our formation, we have devoted substantially all of our resources to acquiring our product candidates and developing setrusumab, alvelestat, acumapimod and leflutrozole; building our intellectual property portfolio; developing our supply chain; planning our business; raising capital; and providing general and administrative support for these operations. Additionally, prior to our acquisition of etigilimab and navicixizumab in the Merger, Mereo BioPharma 5 (formerly OncoMed) had invested significant resources to developing both product candidates. We have not yet demonstrated our ability to successfully complete any Phase 3 or other pivotal clinical trials, obtain regulatory approval, arrange for third parties to manufacture commercial-scale product candidates, or conduct or partner with others to conduct sales and marketing activities necessary for successful product commercialization. Additionally, although we have acquired product candidates from two large pharmaceutical companies, we have not demonstrated the sustainability of our business model of acquiring and developing product candidates from, and becoming a partner of choice for, large pharmaceutical companies, nor have we demonstrated our ability to obtain approvals for or to commercialize or co-commercialize these product candidates. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

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

Until such time, if ever, as we can generate substantial product revenues, we may seek to finance our cash needs through securities offerings, debt financings, license and collaboration agreements, or other capital raising transactions. If we raise capital through securities offerings, your ownership interest will be diluted, and the terms of the securities we issue in such transactions may include liquidation or other preferences that adversely affect your rights as a holder of our ADSs. Debt financing, if available, could result in fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, to acquire, sell or license intellectual property rights, to make capital expenditures, to declare dividends, or other operating restrictions. For example, under the terms of our convertible loan notes we are required to seek consent for certain corporate transactions or to incur certain types of additional debt. If we raise additional funds through collaboration or licensing agreements, we may have to relinquish valuable rights to our technologies, future revenue streams, or product candidates or grant licenses on terms that may not be favorable to us. In addition, we could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable. Raising additional capital through any of these or other means could adversely affect our business and the holdings or rights of our security holders, and may cause the market price of our ADSs to decline.

We depend heavily on the success of etigilimab, alvelestat, setrusumab, acumapimod, leflutrozole and navicixizumab. We cannot give any assurance that any of these product candidates or therapeutic candidates will receive regulatory approval, which is necessary before they can be commercialized. If we are unable to commercialize etigilimab, alvelestat, setrusumab, acumapimod and leflutrozole, whether on our own or through agreements with third parties, or experience significant delays in doing so, our ability to generate revenue and our financial condition will be adversely affected.

We do not currently generate any revenue from sales of any product candidates, and we may never be able to develop or commercialize a marketable product. We have invested substantially all of our efforts and financial resources in the acquisition and development of etigilimab, alvelestat, setrusumab, acumapimod, leflutrozole and navicixizumab. Our ability to generate royalty and product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on the successful development and eventual commercialization of our current product candidates, if approved, which may never occur. Our current product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions, procurement of manufacturing supply, commercialization, substantial additional investment, and significant marketing efforts before we generate any revenue from product sales.

We are not permitted to market or promote any product candidates in the United States, United Kingdom, Europe, or other countries before we receive regulatory approval from the FDA, the EMA, or comparable UK or foreign regulatory authorities, and we may never receive such regulatory approval for our current product candidates. We have not submitted a BLA or a NDA to the FDA, an MAA or CMA to the EMA, or comparable applications to other regulatory authorities, and do not expect to be in a position to do so in the foreseeable future. The success of our current product candidates will depend on many factors, including the following:

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

•

the applicable regulatory authorities may identify deficiencies in the product and process CMC development activities defining our manufacturing processes or facilities of our third-party manufacturers;

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

We plan to seek regulatory approval to commercialize, or co-commercialize, our current rare disease product candidates in the United States, United Kingdom and the European Union (“EU”), and potentially in additional foreign countries. While the scope of regulatory approval is similar in many countries, to obtain separate regulatory approval in multiple countries requires us to comply with the numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution, and we cannot predict success in these jurisdictions.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

Owing to the international scope of our operations, fluctuations in exchange rates, particularly between the pound sterling and the U.S. dollar, the Euro, or the Swiss Franc, may adversely affect us. Further, potential future revenue may be derived from multiple jurisdictions and in multiple currencies. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the currencies of other countries, which may have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

The COVID-19 pandemic or any other similar pandemic may materially impact our business including planned clinical developments and our ongoing clinical studies.

The outbreak of COVID-19 has developed into a global pandemic, spreading to most regions of the world including the United States and the United Kingdom and to locations where we have facilities or ongoing clinical trials. The pandemic has resulted in impacts both direct and indirect to businesses including disruptions to resources, inability of workers to carry out their jobs effectively, disruptions to manufacturing, supply chains, inability to travel and increased pressure on health systems required to treat COVID-19.

As a result of government and local regulation we have been required to introduce a work-from-home policy for the large majority of our work force and our facilities remain open only for business-critical activities. The requirement by governments to stay at home or to “social distance” limits normal communications and may also increase cyber security risk or create data accessibility concerns. It also significantly curtails the numbers of individuals who can work in our offices.

COVID-19 has created an unprecedented burden on health systems in impacted countries around the world. As a result, clinical centers have diverted resources away from the performance of clinical trials and because of that and the vulnerability of patients in the Company’s Phase 2 alvelestat program for patients with severe AATD, the Company’s clinical activities will face some delays. AATD patients, in particular, are at greater risk from COVID-19 given that the condition is a respiratory and lung condition, for this reason, our Phase 2 alvelestat trial will be delayed with topline data or an interim analysis now expected in late 2021. We have recently initiated a Phase 1b/2 study with etigilimab in a range of tumor types and we may face delays in enrolment in this study.

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

•

Interruption to key clinical trial activities including monitoring of clinical sites, patient visits, inability to follow patients after they have received treatment and patient assessments and patients dropping out from trials early reduce the numbers impacting efficacy analysis;

•	A delay in availability of additional drug product for etigilimab and setrusumab due to lack of manufacturing capacity and/or raw materials at our third-party CMOs;

•	A delay in our ability to close and negotiate third-party partnerships or collaborations or to progress third-party collaborations already in place;

•	Limitations on employee resources as a result of increased sickness, requirement for employees to care for family members or requirement for employees to self-isolate themselves;

•	Interruptions and delays in our development programs as a result of the government required “stay-at-home” guidelines;

•	Delay in responses from regulatory authorities in relation to approvals, amendments or other regulatory engagements required for our ongoing development activities;

•	Supply chain interruptions; or

•	Diversion of CMO activities and raw materials to COVID-19 products, including restrictions imposed by various governments, causing delays to clinical trial supplies.

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

The United Kingdom’s withdrawal from the European Union may adversely impact our ability to obtain regulatory approvals of our product candidates in the European Union and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the European Union.

Our principal office space is located in the United Kingdom. The United Kingdom formally exited the European Union, commonly referred to as Brexit, on January 31, 2020. Under the terms of its departure, the United Kingdom entered a transition period, or the Transition Period, during which it continued to follow all European Union rules. The Transition Period ended on December 31, 2020. On December 30, 2020, the United Kingdom and European Union signed the Trade and Cooperation Agreement, which includes an agreement on free trade between the two parties.

There is considerable uncertainty resulting from a lack of precedent and the complexity of the United Kingdom and EU’s intertwined legal regimes as to how Brexit (following the Transition Period) will impact the life sciences industry in Europe, including our Company, including with respect to ongoing or future clinical trials, among other aspects. Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from EU directives and regulations, the withdrawal could materially impact the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom or the European Union. The impact will largely depend on the model and means by which the United Kingdom’s relationship with the European Union is governed post-Brexit and the extent to which the United Kingdom chooses to diverge from the EU regulatory framework. For example, following the Transition Period, Great Britain will no longer be covered by the centralized procedures for obtaining EU-wide marketing authorizations and our products will therefore require a separate marketing authorization to allow us to market such products in Great Britain. It is unclear as to whether the relevant authorities in the EU and the United Kingdom are adequately prepared for the additional administrative burden caused by Brexit. Also as a result of Brexit, as of January 1, 2021, incentives related to an orphan designation granted in the European Union are limited to the European Union and Ireland, but are not valid in Great Britain. The UK competent authority, MHRA, will review applications for orphan designation at the time of a marketing authorization, and there is no pre-marketing authorization orphan designation. The MHRA has announced that it will offer incentives in the form of market exclusivity and full or partial refunds for marketing authorization fees to encourage the development of medicines in rare diseases, but it is at this time uncertain what these incentives will be. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from or delay us commercializing our product candidates in the United Kingdom and/or the European Economic Area (the “EEA”) and restrict our ability to generate revenue and achieve and sustain profitability. In the short term, following the expiry of the Transition Period, there is a risk of disrupted import and export processes due to a lack of administrative processing capacity by the respective United Kingdom and EU customs agencies that may delay time-sensitive shipments and may negatively impact our product supply chain. Further, under current plans, orphan designation in the United Kingdom (or Great Britain, depending on whether there is a prior centralized marketing authorization in the EEA) following Brexit is to be based on the prevalence of the condition in Great Britain as opposed to the current position where prevalence in the EU is the determinant. It is therefore possible that conditions that are currently designated as orphan conditions in the United Kingdom will no longer be and that conditions not currently designated as orphan conditions in the European Union will be designated as such in the United Kingdom.

If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or EEA for our product candidates, which could significantly and materially harm our business. There is a degree of uncertainty regarding the overall impact that Brexit will have on (i) the marketing of pharmaceutical products, (ii) the process to obtain regulatory approval in the United Kingdom for product candidates or (iii) the award of exclusivities that are normally part of the EU legal framework (for instance Supplementary Protection Certificates, Pediatric Extensions or Orphan exclusivity).

Brexit may also result in a reduction of funding to the EMA once the United Kingdom no longer makes financial contributions to European institutions, such as the EMA. If funding to the EMA is so reduced, it could create delays in the EMA issuing regulatory approvals for our product candidates and, accordingly, have a material adverse effect on our business, financial condition, results of operations or prospects.

In addition, we may be required to pay taxes or duties or be subjected to other hurdles in connection with the importation of our product candidates into the European Union, or we may incur expenses in establishing a manufacturing facility in the European Union in order to circumvent such hurdles. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom or the European Union for our product candidates, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business.

As a result of Brexit, other European countries may seek to conduct referenda with respect to their continuing membership with the European Union. Given these possibilities and others we may not anticipate, as well as the absence of comparable precedent, it is unclear what financial, regulatory and legal implications the withdrawal of the United Kingdom from the European Union will have and how such withdrawal will affect us, and the full extent to which our business could be adversely affected.

Following the licensing agreement for navicixizumab and the completion of a strategic partnership for setrusumab, and if we sell or out-license our non-core product candidates or out-license any of our core or rare disease product candidates for any territories, we could be exposed to future liabilities.

We recently completed a strategic partnership for setrusumab and completed the out-license of navicixizumab in January 2020. We plan to partner or sell or out-license our non-core product candidates acumapimod for the treatment of AECOPD and leflutrozole for the treatment of infertility and HH in obese men, recognizing the need for a larger sales infrastructure and greater resources to take these product candidates to market.

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

•

business interruptions resulting from geo-political actions, including war and terrorism, health epidemics and other widespread outbreaks of contagious disease, or natural disasters, including earthquakes, typhoons, hurricanes, floods and fires; and

•	business interruptions resulting from the COVID-19 pandemic or any other similar pandemic.

Risks Related to Development, Clinical Testing, Manufacturing and Regulatory Approval

Prior to our acquisition of etigilimab, alvelestat, setrusumab, acumapimod, leflutrozole and navicixizumab, we were not involved in the development of these product candidates and, as a result, we are dependent on Novartis, AstraZeneca and Mereo BioPharma 5 (formerly OncoMed) having accurately reported the results and correctly collected and interpreted the data from all clinical trials conducted prior to our acquisition.

We were not involved in the development of our current product candidates prior to our acquisition of such product candidates from Novartis, AstraZeneca and Mereo BioPharma 5. For all of our current product candidates, we have had no involvement with or control over their manufacturing or pre-clinical and clinical development prior to our acquisition of them. We are dependent on Novartis, AstraZeneca and Mereo BioPharma 5 having conducted their research and development in accordance with the applicable protocols and legal, regulatory, and scientific standards; having accurately reported the results of all clinical trials conducted prior to our acquisition; and having correctly collected and interpreted the data from these trials. To the extent Novartis, AstraZeneca or Mereo BioPharma 5 has not done this, the clinical development, regulatory approval, or commercialization of our product candidates may be adversely affected.

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

Undesirable side effects that may be caused by etigilimab, alvelestat, setrusumab, acumapimod and leflutrozole could cause us or regulatory authorities to interrupt, delay or halt clinical trials, and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA, or other comparable UK or foreign authorities. Each of our product candidates has completed one or more clinical trials. In the trials conducted prior to our ownership and following our ownership, adverse events observed have included the following:

•	for etigilimab, rash, fatigue, nausea, pruritus and autoimmune hepatitis;

•	for alvelestat, headache, nasopharyngitis, and elevated levels of the liver enzymes aspartate aminotransferase and alanine aminotransferase;

•	for setrusumab, headache, influenza, arthralgia and fatigue;

•	for acumapimod, a mild acne-like rash, tachycardia, dizziness and headache; and

•	for leflutrozole, headache, increased hematocrit and small increases in blood pressure.

Clinical development for etigilimab, alvelestat and setrusumab is ongoing. Results of our ongoing and future clinical trials, or results from clinical trials for other similar product candidates, could reveal a high and unacceptable severity and prevalence of adverse side effects. In such an event, our trials could be suspended or terminated and the FDA, EMA, or other comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications.

Drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete a trial or result in potential product liability claims. Additionally, if any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by these product candidates, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of any such product and require us to take it off the market;

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

•

regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients, or that we implement a REMS plan to ensure that the benefits of the product outweigh its risks;

•	we may be required to change the way a product is administered, conduct additional clinical trials or change the labeling of a product;

•	we may be subject to limitations on how we may promote the product;

•	sales of the product may decrease significantly;

•	third-party private or government payors may not offer, or may offer inadequate, reimbursement coverage for our product candidates, or reimbursement payments may be delayed or impossible to recover;

•	we may be subject to litigation or product liability claims; and

•	our reputation may suffer.

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

Our product candidate for treating OI, setrusumab, is of the IgG2 type subclass monoclonal antibody. The IgG2 subclass is known for having a tendency to reversibly self-associate and this can cause an opalescence appearance to the liquid antibody formulation that can be mediated by protein concentration, pH and temperature. The presence of an opalescence solution does not have an impact on product potency and effectiveness and does not generally correlate with the formation of aggregates or particles. We have conducted several large-scale manufacturing runs of drug substance and drug product at third-party CMOs without observing any opalescence and we have further conducted formulation studies in order to minimize any risk of significant opalescence or of aggregate formation. We have also conducted product stability studies and excipient optimization, resulting in a change in the methodology for product reconstitution; however, there can be no assurances that this opalescence will not occur in future manufacturing runs.

We depend on enrollment of patients in our clinical trials for our product candidates. If we are unable to enroll patients in our clinical trials, or enrollment is slower than anticipated, in particular for our product candidates with rare disease indications, our research and development efforts could be adversely affected.

Successful and timely completion of clinical trials for our product candidates will require that we enroll a sufficient number of patient candidates. Trials may be subject to delays as a result of the limited number of patients with the diseases that these product candidates target, patient enrollment taking longer than anticipated or patient withdrawal. We will compete with other companies in enrolling the same limited population of patients, which may further challenge our ability to timely enroll patients in our clinical trials as there are a significant number of studies ongoing in oncology in the United States and Europe. Due to the small number of patients for any rare disease or tumor type, it may be difficult for us to enroll a sufficient number of patients in our clinical trials for our product candidates with indications in rare diseases or enrollment for these product candidates may take significantly longer than we anticipate. There are an estimated 50,000 and 60,000 persons in North America and Europe, respectively, with the genotypes that we intend to enroll in our clinical trials for AATD, the target indication for alvelestat. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical trials, the availability of new drugs or biologics approved for the indication the clinical trial is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. These factors may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner. For example, our Phase 2 alvelestat trial recruits individuals with alpha-1 antitrypsin deficiency-related lung disease, who are potentially at greater risk from COVID-19 exposure. As a consequence of the COVID-19 pandemic, recruitment into our Phase 2 alpha-1 antitrypsin deficiency study has been delayed, with topline data or an interim analysis now expected in late 2021. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our development and approval of our product candidates, and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

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

We are exposed to potential product liability and professional indemnity risks that are inherent in the development, manufacturing, marketing, and use of pharmaceutical product candidates. Currently, we have no product candidates that have been approved for commercial sale; however, the current and future use of our product candidates by us and any collaborators, in clinical trials, and the sale of these product candidates, if approved, in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies, our collaborators, or others selling these product candidates. Any claims against us, regardless of their merit, could be difficult and costly to defend and could adversely affect the market for our product candidates or any prospects for commercialization of our product candidates. In addition, regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend related litigation;

•	diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	regulatory investigation, product recalls or withdrawals, or labeling, marketing or promotional restrictions;

•	loss of revenue; and

•	the inability to commercialize, co-commercialize or promote our product candidates.

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

If the FDA, the EMA, or a comparable UK or foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, and recordkeeping for such product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, facility registration, and drug listing, as well as continued compliance with cGMP requirements for manufacturing, good distribution practice, requirements for product distribution, and GCP requirements for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize, or co-commercialize, a product. We and our contract manufacturers will also be subject to user fees and periodic inspection by the FDA, the EMA, and other regulatory authorities to monitor compliance with these requirements and the terms of any product approval we may obtain. In addition, any regulatory approvals that we receive for a product may also be subject to limitations on the approved indicated uses for which such product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of such product.

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

The policies of the FDA, the EMA, and other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States, the United Kingdom, Europe, or other jurisdictions. For example, the previous U.S. presidential administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications.

Even if we obtain marketing approval of any of our product candidates in a major pharmaceutical market such as the United States or the EU, we may not be able to obtain approval or commercialize that product in other markets, which would limit our ability to realize our full market potential.

In order to market any product candidates in a country or territory, we must establish and comply with numerous and varying regulatory requirements of such country or territory regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking regulatory approvals in multiple markets may require additional pre-clinical studies or clinical trials, which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain, and may be subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We currently do not have any product candidates approved for sale in the United States, the EU, the UK or any other markets, and our management team does not have experience in obtaining regulatory approval in markets outside of the United States, the EU and the UK. If we seek regulatory approval in other markets and fail to obtain marketing approval in those markets or, if our product candidates are approved in such markets but we fail to maintain such approvals, our ability to realize the full market potential of our product candidates will be compromised.

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

Misconduct by our employees and independent contractors, including principal investigators, CROs, CMOs, consultants, vendors, and any other third parties we may engage in connection with the development and commercialization of our product candidates, could include intentional, reckless, or negligent conduct or unauthorized activities that violate: (i) the laws and regulations of the FDA, the EMA and other similar regulatory authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) data privacy, security, fraud and abuse, and other healthcare laws and regulations; or (iv) laws that require the reporting of true, complete, and accurate financial information and data. Specifically, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creation of fraudulent data in pre-clinical studies or clinical trials, or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations. We are also subject to the data privacy regime in the EU and UK, which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the EU and UK, respectively, and includes the EU and UK General Data Protection Regulation (the “GDPR”) and, in the EU, any national laws implementing or supplementing the GDPR. If we do not comply with our obligations under these privacy regimes, we could be exposed to significant fines and may be the subject of litigation and/or adverse publicity, which could have a material adverse effect on our reputation and business.

Risks Related to Healthcare Laws and Other Legal Compliance Matters

Enacted and future healthcare legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

In the United States, EU, the U.K. and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (as so amended, the “ACA”) was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include the following:

•

an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as orphan drugs), which is apportioned among these entities according to their market share in certain government healthcare programs;

•

a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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

•

a methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and biologics, including our product candidates, that are inhaled, infused, instilled, implanted, or injected;

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

•	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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

Since its enactment, there have been judicial and congressional challenges to certain aspects of the ACA, as well as efforts by the last presidential administration to repeal or replace certain aspects of the ACA. A bipartisan bill to appropriate funds for cost-sharing reduction (“C-SR”) payments has been introduced in the Senate, but the future of that bill is uncertain. In addition, CMS has proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Further, each chamber of Congress has put forth multiple bills designed to repeal or repeal and replace portions of the ACA. Although none of these measures have been enacted by Congress to date, Congress may consider other legislation to repeal and replace elements of the ACA. We continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business. It is uncertain the extent to which any such changes may impact our business or financial condition.

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

In markets outside of the United States, the EU and the UK, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product candidates and therapies.

We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action in the United States, the EU, the UK, or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

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

•	similar healthcare laws and regulations in the EU, the UK and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

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

We are subject to diverse laws and regulations relating to data privacy and security in the EU, and the UK including the GDPR. New global privacy rules are being enacted and existing ones are being updated and strengthened. We are likely to be required to expend capital and other resources to ensure ongoing compliance with these laws and regulations.

The GDPR applies extraterritorially and implements stringent operational requirements for controllers and processors of personal data. For example, the GDPR in both the EU and UK: (i) requires detailed disclosures to data subjects; (ii) requires disclosure of the legal basis on which personal data is processed; (iii) makes it harder to obtain valid consent for processing; (iv) requires the appointment of a data protection officer where sensitive personal data (i.e. health data) is processed on a large scale; (v) provides more robust rights for data subjects; (vi) introduces data breach notification requirements with a very low threshold; (vii) imposes additional obligations when contracting with service providers; and (viii) requires an appropriate privacy governance framework to be implemented including policies, procedures, training and data audit. The EU GDPR permits member state derogations for certain issues and allows member states, in some instances, to impose additional requirements. Accordingly, we are also subject to EU national laws relating to the processing of certain data such as genetic data, biometric data and data concerning health. Complying with these numerous, complex and often changing regulations is expensive and difficult. Failure by us, or our partners or service providers, to comply with the GDPR could result in regulatory investigations, enforcement notices and/or fines of up to the higher of 20 million euros or 17.5 million pounds sterling or up to 4% of our total worldwide annual turnover. In addition to the foregoing, any breach of privacy laws or data security laws, particularly those resulting in any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition.

As a data controller, we are accountable for any third-party data service providers we engage to process personal data on our behalf. We attempt to address the associated risks by performing security assessments, detailed due diligence and regularly performing privacy and security reviews of our vendors and requiring all such third-party providers with data access to sign agreements, including business associate agreements, and where required under EU or UK law, obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined above.

We are also subject to evolving European privacy laws on electronic marketing and cookies. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) (the “e-Privacy Directive”) with a new set of rules taking the form of a regulation, which will be directly applicable to the laws of each EU member state, without need for further implementation. The draft e-Privacy Regulation (the “e-Privacy Regulation”), if enacted, is expected to maintain strict opt-in marketing rules with limited exceptions for business-to-business communications, maintain restrictive rules on the use of non-essential cookies, web beacons and similar technology and significantly increase fining powers to the same levels as the EU GDPR (i.e. the greater of 20 million euros or 4% of total global annual revenue). While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process.

Due to our international operations, we are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010 (the “Bribery Act”); the U.S. Foreign Corrupt Practices Act (the “FCPA”); and other anti-corruption laws that apply in countries where we do business and may do business in the future. The Bribery Act, the FCPA, and these other laws generally prohibit us, our officers and our employees and intermediaries from bribing, being bribed by, or providing prohibited payments or anything else of value to government officials or other persons to obtain or retain business or gain some other business advantage. We may in the future operate in jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, the FCPA, or local anti-corruption laws. In addition, we cannot predict the nature, scope, or effect of future regulatory requirements to which any of our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing any international operations, including regulations administered by the governments of the United Kingdom and the United States, including applicable export control regulations, economic sanctions on countries and persons and customs requirements (collectively, the “Trade Control Laws”).

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

We will seek to build and continuously improve our systems of internal controls and to remedy any weaknesses identified. There can be no assurance, however, that the policies and procedures will be followed at all times or effectively detect and prevent violations of the applicable laws by one or more of our employees, consultants, agents, collaborators or other person who performs services on our behalf and, as a result, we could be subject to fines, penalties, or prosecution.

Risks Related to Commercialization

We operate in a highly competitive and rapidly changing industry, which may result in others acquiring, developing, or commercializing competing product candidates before or more successfully than we do.

The biopharmaceutical and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. Our success is highly dependent on our ability to acquire, develop, and obtain marketing approval for new product candidates on a cost-effective basis and to market them successfully. If etigilimab, alvelestat, setrusumab, acumapimod or leflutrozole is approved, we will face intense competition from a variety of businesses, including large, fully integrated pharmaceutical companies, non-rare pharmaceutical companies, and biopharmaceutical companies in the United States, Europe, and other jurisdictions. These organizations may have significantly greater resources than we have and conduct similar research; seek patent protection; and establish collaborative arrangements for research, development, manufacturing, and marketing of product candidates that may compete with our product candidates.

We expect to face competition for each of our current product candidates, including specifically:

•

We consider etigilimab’s current closest potential competitors to be existing cancer treatments such as the commercially available immuno-oncology agents (e.g., Yervoy, Keytruda, and Opdivo), chemotherapeutic agents, and antibody-based therapeutics such as Avastin and Erbitux. In addition, other potential competitors include other anti-TIGIT agents. Leading clinical stage programs include those currently being developed by

Genentech (Roche), Merck, Bristol-Myers Squibb or BMS, Arcus Biosciences, iTeos Therapeutics, Compugen, Seattle Genetics, and BeiGene and investigational immuno-oncologic agents against other targets. There are other established pharmaceutical and biotechnology companies that are known to be involved in oncology research that may compete in the tumor types we are targeting.

•

We consider alvelestat’s current closest potential competitors for the treatment of severe AATD to be alpha1-proteinase inhibitors that are administered intravenously in AAT augmentation therapy. Currently, there are four inhibitors on the market in the United States and the EU: Prolastin-C from Grifols, S.A. (“Grifols”), Aralast from Shire plc, now a subsidiary of Takeda Pharmaceutical Company Ltd (“Shire”), Zemaira from CSL Limited (“CSL”), and Glassia from Kamada Ltd. (“Kamada”). Kamada is also investigating an inhaled version of augmentation therapy, InhibRx, Inc. (“InhibRx”) is in Phase 1 development of INBRX-101, a recombinant human alpha-1 antitrypsin Fc fusion protein (rhAAT-Fc) for replacement therapy, and Apic Bio, Inc. (“Apic Bio”) is in the early stages of developing a dual function vector (df-AAV) gene-therapy approach for AATD silencing the mutant Z-AAT protein and augmenting wildtype M-AAT production. Insmed DPP1 inhibitor, brensocatib showed positive Ph2 efficacy data in bronchiectasis, and is being investigated in ARDS and Cystic Fibrosis with AATD listed as a potential additional indication; Ph Pharma acquired an oral NE inhibitor, PHP 303 from Bayer with EU approval for a Phase 2 trial in AATD. Vertex Pharmaceuticals Inc. (“Vertex”) has a small molecule corrector program for AATD with VX-864 in Phase 2 development. Centessa (previously Z-factor) is in Ph1 with ZF874 protein folding corrector for Z-AATD. Santhera Pharmaceuticals (“Santhera”), has in-licensed the inhaled NE inhibitor POL6014 and has completed a multiple ascending dose study, in the initial indication of CF; and CHF-6333 is an inhaled human NE inhibitor in Phase 1 development by Chiesi Farmaceutici S.p.A. (“Chiesi”) for the treatment of non-cystic fibrosis bronchiectasis and CF.

•

We consider setrusumab’s current closest potential competitors in development for the treatment of OI to be Amgen denosumab (Prolia) an anti-resorptive agent, which is in an open label study in pediatric patients with OI, and Amgen and UCB’s anti-sclerostin antibody, romosozumab (Evenity), which was approved in the United States in April 2019 for osteoporosis. In June 2019, the EMA’s CHMP adopted a negative opinion recommending the refusal of a marketing authorization for Evenity. However, Amgen and UCB announced in October 2019 that following a re-examination procedure the CHMP has adopted a positive opinion recommending marketing authorization for Evenity. Romosozumab is also in a Phase 1 trial in OI in Europe, looking at the pharmacokinetics and pharmacodynamics of romosozumab in OI. In December 2019, the European Commission approved the MAA for romosozumab (Evenity). In addition, Jiangsu Hengrui has commenced Phase 1 development of an anti-sclerostin antibody for osteoporosis in China, and Transcenta Holding has licensed the Chinese rights to the anti-sclerostin antibody blosozumab from Eli Lilly and Company (“Lilly”) and plans to develop it for osteoporosis. Additionally, Bone Therapeutics S.A. (“Bone Therapeutics”) is developing osteoblastic cell therapy product candidates. Baylor College of Medicine is conducting a Phase 1 open label trial of fresolimumab, a TGF-B inhibitor, in adult OI patients.

•

For acumapimod, although we are not aware of any approved therapies for the treatment of AECOPD, there are a wide range of established therapies available for COPD as well as a number of product candidates in development, with Verona Pharma plc (“Verona Pharma”), GlaxoSmithKline plc. (“GlaxoSmithKline”), and AstraZeneca each conducting Phase 2 trials on drugs for the treatment of COPD. In addition, Pulmatrix, Inc. (“Pulmatrix”) has PUR1800, a narrow-spectrum kinase inhibitor (NSKI) expected to begin a Phase 1b for AECOPD in 2020. We consider acumapimod’s current closest potential competitor in development for the treatment of AECOPD to be Verona Pharma’s nebulized and inhaled ensifentrine (RPL554), a PDE3 / PDE4 dual inhibitor that is currently being developed as a bronchodilator and anti-inflammatory agent for COPD, Asthma and Cystic Fibrosis patients.

•

We consider leflutrozole’s current closest potential competitors for the treatment of HH to be testosterone replacement therapies (“TRT”). These include Androgel from AbbVie Inc. (“AbbVie”), and Lilly’s Axiron, both administered transdermally by applying a gel formulation, which are approved in the United States and Europe, Andriol from Merck & Co., Inc. (“Merck”), an oral testosterone therapy, which is approved in Europe but not in the United States and Jatenzo from Clarus Therapeutics, Inc. (“Clarus”) approved in the United States in March 2019. There are also other approved TRT product candidates that are administered via injection and other oral TRTs that are still in the development or registration stages, such as Tlando from Lipocine, Inc. (“Lipocine”). The FDA held advisory committee meetings in January 2018 for Tlando. On May 9, 2018, Lipocine announced that it had received a complete response letter from the FDA and on May 14, 2019, Lipocine announced the acceptance of the NDA for Tlando and according to Lipocine is eligible to launch after March 27, 2022 when competitors existing patent protection and/or market exclusivity expire. Lipocine also has a pending lawsuit against Clarus for its product Jatenzo.

We also anticipate that new companies will enter these markets in the future. If we successfully develop and commercialize any of etigilimab, alvelestat, setrusumab, acumapimod or leflutrozole, they will compete with existing therapies and new therapies that may become available in the future. The highly competitive nature of and rapid technological changes in the biopharmaceutical and pharmaceutical industries could render our product candidates obsolete, less competitive, or uneconomical. Our competitors may, among other things:

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

There have been legal challenges to aspects of the FDA’s regulations and policies concerning the exclusivity provisions of the Orphan Drug Act, and future challenges could lead to changes that affect the protections afforded to our product candidates in ways that are difficult to predict. In 2014, a U.S. district court invalidated the FDA’s denial of orphan exclusivity to an orphan designated drug, which the FDA had based on its determination that the drug was not proven to be clinically superior to a previously approved “same drug.” In response to the decision, the FDA released a policy statement stating that the court’s decision is limited to the facts of that particular case and that the FDA will continue to deny orphan drug exclusivity to a designated drug upon approval if the drug is the “same” as a previously approved drug, unless the drug is demonstrated to be clinically superior to that previously approved drug. Since then, similar legal challenges have been initiated against the FDA for its denial of orphan drug exclusivity to other designated drugs, and in 2017, Congress amended the Orphan Drug Act to require a demonstration of clinical superiority upon approval as a condition of receiving orphan drug exclusivity when another “same drug” has already been approved for the same indication. In the future, there is the potential for additional legal challenges to the FDA’s orphan drug regulations and policies, and it is uncertain how ongoing and future challenges might affect our business. In September 2020 we received rare pediatric disease designation for setrusumab in pediatric osteogenesis imperfecta.

The FDA grants Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children aged 18 years or younger and fewer than 200,000 people in the United States. If a Biologics License Application (“BLA”) in the United States for setrusumab is approved, Mereo may be eligible to receive a priority review voucher from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application and may be sold or transferred to other companies for their programs, as has been done by other voucher recipients.

We or our partners may seek and fail to obtain breakthrough therapy designation by the FDA for etigilimab, alvelestat, or setrusumab or any future product candidates or access to the PRIME scheme by the EMA for etigilimab, alvelestat or any future product candidates. Even if we obtain such designation or access, the designation or access may not lead to faster development or regulatory review or approval, and it does not increase the likelihood that our product candidates will receive marketing approval.

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

We intend to directly commercialize or co-commercialize our product candidates for rare diseases and potentially rare tumor types and to seek strategic relationships with third parties for the development and/or commercialization of our other product candidates. If we are unable to develop our own sales, marketing, and distribution capabilities or enter into business arrangements, we may not be successful in commercializing our product candidates.

We have no marketing, sales, or distribution capabilities and we currently have no experience with marketing, selling or distributing pharmaceutical product candidates. We also currently have no strategic relationships in place for the commercialization of our product candidates. We have partnered setrusumab in a global licensing transaction with Ultragenyx, under which we retained EU and UK commercial rights. We currently intend to commercialize setrusumab for children and adults with OI in the EU and UK. We may seek to partner etigilimab and alvelestat following further clinical development or regulatory approval.

We currently intend to enter into strategic relationships with pharmaceutical, biopharmaceutical or other partners for the continued development of our non-core disease product candidates, acumapimod and leflutrozole, and we may take the same approach for other product candidates. These arrangements would also likely include the commercialization of a product. Alternatively, we may seek to sell or out-license one or more of our non-core disease product candidates.

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

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers, and other third-party payors are essential for most patients to be able to afford prescription medications such as our product candidates, assuming approval. Our ability to achieve acceptable levels of coverage and reimbursement for product candidates by governmental authorities, private health insurers, and other organizations will have an effect on our ability to successfully commercialize our product candidates. Assuming we obtain coverage for our product candidates by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Third-party payors may also elect to restrict coverage to a subset of patients that could potentially be treated with our products, if approved. We cannot be sure that coverage and reimbursement in the United States, the EU, or elsewhere will be available for our product candidates or any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

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

We have relied upon and plan to continue to rely upon independent clinical investigators and CROs to conduct our clinical trials and to monitor and manage data for our ongoing clinical programs. We rely on these parties for the execution of our clinical trials and control only certain aspects of these parties’ activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our independent investigators and CROs are required to comply with GxP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GxP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we fail to exercise adequate oversight over any of our independent investigators or CROs or if we or any of our independent investigators or CROs fail to comply with applicable GxP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA, or comparable UK or foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon a regulatory inspection of us or our independent investigators or CROs, such regulatory authority will determine that any of our clinical trials complies with GxP requirements. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

We have limited personnel with experience in manufacturing and CMC development requirements and we do not own facilities for manufacturing our product candidates. Instead, we rely on and expect to continue to rely on CMOs for the supply of cGMP grade clinical trial materials, performance of process and product development activities to facilitate supply of commercial quantities of our product candidates, if approved. Reliance on CMOs may expose us to more risk than if we were to manufacture our product candidates ourselves. However, the shortage of, and diversion of, certain raw material supplies due to the COVID-19 pandemic response have demonstrated that both internal and external manufacturing activities have been subject to disruption and risk. Novartis previously provided clinical supplies for setrusumab, acumapimod, and leflutrozole and certain transitional services. We have transitioned the clinical supply manufacture for these product candidates to CMOs while demonstrating the manufactured product is equivalent to the Novartis form. We have also contracted with CMOs for the clinical supply of etigilimab and alvelestat.

The facilities used to manufacture our product candidates must be approved by the FDA, the EMA, and comparable foreign authorities pursuant to inspections. We will follow all relevant regulatory guidance’s for the development and manufacture of our products. Given that setrusumab and etigilimab are derived from mammalian cell culture all requirements for prevention of adventitious agents are followed. While we provide oversight of manufacturing activities, we do not and will not control the execution of our manufacturing activities by, and are or will be essentially dependent on, our CMOs for compliance with cGMP requirements for the manufacture of our product candidates. We aim to minimize this risk by entering into quality agreements, by auditing of the CMOs and by ongoing review of all activities linked to product manufacture. Due to this dependence on CMOs, we are potentially subject to the risk that our product candidates may have manufacturing defects that we have limited ability to prevent. If a CMO cannot successfully manufacture material that conforms to our specifications and the regulatory requirements it may delay ongoing clinical studies as we will not be able to secure or maintain regulatory approval for the use of our investigational medicinal product candidates in clinical trials, or for commercial distribution of our product candidates, if approved. In addition, while we have limited direct control over the ability of our CMOs to maintain adequate quality control, quality assurance and qualified personnel, we aim to maintain control through the use of quality agreements and manufacturing supply agreements. If the FDA, the EMA or the comparable foreign regulatory authority does not approve these facilities for the manufacture of GMP certified products including our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would delay our development program and significantly impact our ability to develop, obtain regulatory approval for or commercialize our product candidates, if approved. In addition, any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates or that obtained approvals could be revoked. Furthermore, CMOs may breach existing agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreement at a time that is costly or otherwise inconvenient for us. In addition, etigilimab and setrusumab are biologics. The manufacture of biologics involves expensive and complex processes and worldwide capacity at CMOs for the manufacture of biologics is currently limited. This situation has been exacerbated due to the additional constraints caused by the priority given to the manufacture of COVID-19 therapeutics and vaccines, and the resultant decrease in available CMO capacity. In addition, Novartis has a contractual right to approve or reject any additional CMO we wish to engage for the manufacture of setrusumab, other than those CMOs that we and Novartis have already agreed upon. Following the license of setrusumab to Ultragenyx, CMO capacity in relation to the manufacture of clinical trial and commercial supplies is a key focus and most likely means additional CMO capacity will be a future priority to secure sufficient supplies. If we or our partners were unable to find an acceptable CMO within a reasonable timeframe, our clinical trials could be delayed or our commercial activities could be negatively impacted.

We rely on and will continue to rely on CMOs to purchase from third-party suppliers the raw materials meeting for our specifications that are necessary to produce our product candidates. We do not and will not have control over the process or timing of the acquisition of these raw materials by our CMOs. Moreover, we currently do not have any agreements for the production of these raw materials. Supplies of raw material could be interrupted from time to time and we cannot be certain that alternative supplies could be obtained within a reasonable timeframe, at an acceptable cost, or at all. In addition, a disruption in the supply of raw materials could delay the commercial launch of our product candidates, if approved, or result in a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates. Growth in the costs and expenses of raw materials may also impair our ability to cost effectively manufacture our product candidates. There are a limited number of suppliers for the raw materials that we may use to manufacture our product candidates and we may need to assess alternate suppliers to prevent a possible disruption of the manufacture of our product candidates. The recent restrictions imposed by various governments, including the United States, United Kingdom and EU, among others, on use of certain raw materials required for the manufacture of therapeutics and vaccines in response to the current COVID-19 pandemic has demonstrated this vulnerability.

We rely on our CMOs to conduct all product and process development activities necessary to support regulatory submissions. These activities are critical to the meeting the regulatory expectations and if these studies are not considered adequate by FDA, the EMA or comparable foreign regulatory authority then significant delays could be encountered as a result. This risk is mitigated by following all relevant guidance’s and using staff knowledge and previous experience to guide the product and process development programs but is still a potential risk of regulatory non-compliance.

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

Our development program for our product candidates, particularly as we enter late-stage development for some of our product candidates, will require substantial additional funds. We currently intend to enter into strategic relationships with pharmaceutical, biopharmaceutical or other partners for the continued development of our product candidates, acumapimod and leflutrozole, and we may take the same approach for other product candidates. Alternatively, we may seek to sell or out-license one or more of our product candidates.

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

If we are unable to enter into an appropriate arrangement for the development of our product candidates, we may have to reduce, delay, or terminate the development of such product candidates. We could also seek to sell or out-license one or more of our product candidates. If we, instead, decide to increase our expenditures to fund development activities on our own, we will need to obtain additional capital, which may not be available to us on acceptable terms or at all. As a result, our business may be substantially harmed.

If our partners do not satisfy their obligations under our agreements with them, or if they terminate our licenses, partnerships or collaborations with them, we may not be able to develop or commercialize our licensed or partnered product candidates as planned.

We have announced two out-licensing collaborations. On December 17, 2020, we announced a license and collaboration agreement with Ultragenyx, for setrusumab, a monoclonal antibody in clinical development for OI. Under the terms of the collaboration, Ultragenyx will lead future global development of setrusumab in both pediatric and adult patients. We granted Ultragenyx an exclusive license to develop and commercialize setrusumab in the U.S. and rest of the world, excluding Europe where we retain commercial rights. Under the terms of the agreement, Ultragenyx will pay up to $254 million in development, regulatory and commercial milestones and tiered double digit percentage royalties to us on net sales outside of Europe and we will pay a fixed double digit percentage royalty to Ultragenyx on net sales in Europe. On January 13, 2020, we announced a global out-licensing agreement with OncXerna (formerly Oncologie) for development and commercialization of navicixizumab. Under the terms of the agreement OncXerna will pay up to $300 million in future clinical, development and commercial milestones and royalties ranging from the mid-single digit to sub-teen percentages on global annual net sales of navicixizumab, as well as a negotiated percentage of sublicensing revenues from certain sublicensees. Our future plans may include entering into out-licensing collaboration agreements on our other development programs including leflutrozole, acumapimod, etigilimab and alvelestat.

We also have existing acquisition agreements with Novartis which we entered into in 2015 in respect of our purchase of setrusumab, leflutrozole and acumapimod, and an existing in-licensing agreement with AstraZeneca which we entered into in 2017 in respect of our exclusive license of alvelestat.

Our partners might not fulfill all of their obligations under these agreements, and, in certain circumstances including our licensing agreement with AstraZeneca, they or we may terminate our partnerships with them. In either event, we may be unable to assume the development and commercialization responsibilities covered by these agreements or enter into alternative arrangements with a third-party to develop and commercialize product candidates. If a partner elected to promote alternative products and product candidates such as its own products and product candidates in preference to those licensed with us, does not devote an adequate amount of time and resources to our product candidates or is otherwise unsuccessful in its efforts with respect to our product candidates, the development and commercialization of product candidates covered by the agreements could be delayed or terminated and our business and financial condition could be materially and adversely affected. Accordingly, our ability to receive any revenue from the product candidates covered by these agreements is dependent on the efforts of our partners.

If a partner terminates or breaches its agreements with us, otherwise fails to complete its obligations in a timely manner or alleges that we have breached our contractual obligations under these agreements, the chances of successfully developing or commercializing product candidates under the collaboration could be materially and adversely affected. We could also become involved in disputes with a partner, which could lead to delays in or termination of our development and commercialization programs and time-consuming and expensive litigation or arbitration. Furthermore, termination of an agreement by a partner could have an adverse effect on the price of our ADSs.

Risks Related to Intellectual Property

We rely on patents and other intellectual property rights to protect our product candidates, the obtainment, enforcement, defense and maintenance of which may be challenging and costly. Failure to enforce or protect these rights adequately could harm our ability to compete and impair our business.

Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property protection, for example, for compositions-of-matter of our product candidates, formulations of our product candidates, polymorphs, salts and analogs of our product candidates, methods used to manufacture our product candidates, methods for manufacturing of the final drug product candidates, and methods of using our product candidates for the treatment of the indications we are developing or plan to develop, or on in-licensing such rights. Our patent portfolio comprises patents and patent applications which cover navicixizumab (which was licensed to OncXerna in January 2020) and our etigilimab product candidate (solely owned by Mereo BioPharma 5 (formerly OncoMed)), patents and patent applications which cover our setrusumab, acumapimod, and leflutrozole product candidates acquired from Novartis and patents and patent applications which cover our alvelestat product candidate exclusively licensed (with the option to purchase) from AstraZeneca. The assignments of those patents and patent applications which we acquired from Novartis have been registered with the relevant authorities in key territories. There is no assurance that our pending patent applications will result in issued patents, or if issued as patents, will include claims with sufficient scope of coverage to protect our product candidates, or that any pending patent applications will be issued as patents in a timely manner. Failure to obtain, maintain or extend adequate patent and other intellectual property rights could adversely affect our ability to develop and market our product candidates, resulting in harm to our business.

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

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States, United Kingdom and Europe, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing product candidates in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

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

We are party to agreements with Novartis and AstraZeneca, under which we in-license certain intellectual property and were assigned, in the case of Novartis, or granted an option to acquire, in the case of AstraZeneca, certain patents and patent applications related to our business. In addition, we are party to agreements with OncXerna and Ultragenyx pursuant to which we have out-licensed certain intellectual property. We may enter into additional license agreements in the future. Our existing license agreements impose and any future license agreements are likely to impose various diligence, milestone payment, royalty, insurance and other obligations on us. Any uncured, material breach under these license agreements could result in the loss of our rights to practice such in-licensed intellectual property, and could compromise our development and commercialization efforts for any current or future product candidates.

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

In addition, in response to the ongoing COVID-19 pandemic, varying parts of our workforce are currently working remotely on a part or full time basis. This could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

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

Risks Related to our ADSs

The market price for ADSs and the value of your investment could materially decline.

The trading price of ADSs may fluctuate and is likely to continue to fluctuate, substantially.

The market price of ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	positive or negative results from, or delays in, testing or clinical trials conducted by our or our competitors;

•

delays in entering into strategic relationships with respect to development or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;

•	technological innovations or commercial product introductions by us or competitors;

•	changes in government regulations;

•	developments concerning proprietary rights, including patents and litigation matters;

•	the impact of public health epidemics, such as the ongoing COVID-19 pandemic, and government efforts to slow their spread;

•	economic, public health, financial or geopolitical events that affect us or the financial markets generally, including the duration and severity of the impact of the ongoing COVID-19 pandemic;

•	public concern relating to the commercial value or safety of our product candidates;

•	financing or other corporate transactions;

•	publication of research reports or comments by securities or industry analysts, and variances in our periodic results of operations from securities analysts’ estimates;

•	general market conditions in the biopharmaceutical and pharmaceutical industries or in the economy as a whole;

•	the loss of any of our key scientific or senior management personnel;

•	sales of our ADSs by us, our senior management and board members, holders of ADSs or our other security holders in the future;

•	actions by institutional shareholders;

•	speculation in the press or the investment community; or

•	other events and factors, many of which are beyond our control.

These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling ADSs and may otherwise negatively affect the liquidity of ADSs. In addition, the stock market in general, and emerging companies in particular, have experienced significant price and volume fluctuations that often have been unrelated to the operating performance of the companies affected by these fluctuations. These broad market fluctuations may adversely affect the trading price of ADSs, regardless of our operating performance. Furthermore, the trading prices for our ADSs as well as the ordinary shares of our competitors have been highly volatile as a result of the COVID-19 pandemic. In addition, a recession, depression or other sustained adverse market event resulting from the spread of COVID-19 could materially and adversely affect our business and the market price of our ADSs.

In the past in the United States, when the market price of a security has been volatile, holders of that security have often instituted securities class action litigation against the issuer of such securities. If any of the holders of ADSs were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our senior management would be diverted from the operation of our business. Any adverse determination in litigation could also subject us to significant liabilities.

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

We are incorporated under English law. The rights of holders of ordinary shares and are governed by English law, including the provisions of the U.K. Companies Act 2006, and by our Articles of Association (our “Articles”). These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. The rights of the holders of ADSs are governed by the deposit agreement.

If securities or industry analysts do not publish research or publish inaccurate research or unfavorable research about our business, the price and trading volume of ADSs could decline.

The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our ADSs or publishes incorrect or unfavorable research about our business, the price of our ADSs would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, or downgrades our ADSs, demand for ADSs could decrease, which could cause the price of ADSs and/or ordinary shares and/or trading volume to decline.

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

If any holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or our ADSs, including claims under U.S. federal securities laws, such holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.

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

In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the related rules with respect to their purchases and sales of our ADSs.

As a foreign private issuer, we are not required to comply with some of the corporate governance standards of Nasdaq applicable to companies incorporated in the United States.

Our Board is required to meet certain corporate governance standards under Nasdaq Listing Rules, including the requirement to maintain an audit committee comprised of three or more directors satisfying the independence standards of Nasdaq applicable to audit committee members. While foreign private issuers are not required to comply with most of the other corporate governance rules of Nasdaq, we believe we currently comply with, and intend to continue to comply with, the majority of such requirements, including the requirements to maintain a majority of independent directors and the nominating and compensation committees of our Board to comprise solely of independent directors. We follow UK requirements with respect to shareholder meetings including shareholder meetings required to disapply preemption rights and issue ordinary shares to investors in connection with private placements or public offering of our securities. As a result, holders of our ADSs may not be afforded the benefits of the corporate governance standards of Nasdaq to the same extent applicable to companies incorporated in the United States. See “Item 16G. Corporate Governance—Foreign Private Issuer Exemption” elsewhere in this annual report.

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

As a company with securities listed in the United States, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our Board. In addition, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

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

Pursuant to Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404, we have been engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially continue to engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

Based on our gross income, the average value of our assets, including goodwill, and the nature of the current state of our business, we do not believe we were a PFIC for the year ended December 31, 2020. There can be no assurance regarding our PFIC status for any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Whether we will be a PFIC in the current or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our goodwill and other intangible assets, is uncertain and may vary substantially over time. In addition, the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year (to the extent applicable) will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC in the current or for any future taxable year. In addition, we may, directly or indirectly, hold equity interests in other entities, including certain of our subsidiaries that are PFICs. Accordingly, U.S. investors should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

If we were a PFIC for any taxable year during which a U.S. investor owns ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. We will provide the information necessary for a U.S. investor to make a qualified electing fund election with respect to us. See “Item 10. Additional Information—E. Taxation” for further information. U.S. investors should consult their tax advisers regarding our PFIC status for any taxable year and the potential application of the PFIC rules to an investment in our ADSs.

Item 4.	Information On The Company

4.A. History and Development of the Company

Our legal and commercial name is Mereo BioPharma Group plc. Our company was incorporated on March 10, 2015, and was registered as a private limited company under the laws of England and Wales with the company number 09481161. On June 3, 2016, we were re-registered as a public limited company under the laws of England and Wales. Our principal executive offices are located at 4th Floor, 1 Cavendish Place, London, W1G 0QF, United Kingdom, and our telephone number is +44 333 023 7300. Our website is www.mereobiopharma.com. Information on Mereo’s website is not incorporated by reference into or otherwise part of this annual report. We have included our website address in this annual report solely for informational purposes. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of this website is http://www.sec.gov.

Mereo’s portfolio consists of six clinical-stage product candidates, four of which were acquired from large pharmaceutical companies and two oncology anti-cancer product candidates which we acquired in the Merger. Mereo does not have any approved products and, as a result, has not generated any revenue from product sales. Pursuant to the terms of a global out-licensing agreement for navicixizumab to OncXerna in January 2020, the Company received an upfront payment of $4 million. In December 2020, the Company entered into a license and collaboration agreement with Ultragenyx for setrusumab, under which the Company subsequently received an upfront payment of $50 million in 2021.

On April 23, 2019, we completed the Merger, with OncoMed, now called Mereo BioPharma 5, Inc., surviving as a wholly owned subsidiary of Mereo US Holdings, Inc. and as an indirect subsidiary of Mereo BioPharma Group plc.

Since April 24, 2019, our ADSs commenced trading on Nasdaq under the symbol “MREO.”

On December 18, 2020, admission of our ordinary shares to trading on the AIM market of London Stock Exchange plc was cancelled.

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

For information regarding our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

4.B. Business Overview

We are a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. Our existing portfolio consists of six clinical stage product candidates two of which are in ongoing clinical studies, two are partnered for further development and the remaining two will be further developed by a partner. Our lead oncology product candidate, etigilimab (an “anti-TIGIT”), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. We recently initiated a Phase1b/2 basket study for etigilimab in combination with an anti-PD-1 in three rare tumors, including sarcoma, several gynecological carcinomas including cervical and endometrial carcinomas and tumors with high mutation burden. Our other rare disease product candidates are alvelestat, which is being investigated in an ongoing Phase 2 proof-of-concept study for the treatment of severe AATD and in an investigator-initiated study in hospitalized COVID-19, and setrusumab for the treatment of OI. Following the announcement of the results for setrusumab in a Phase 2b study in adults with OI which demonstrated a dose dependent increase in bone mineral density and bone strength and alignment with the FDA and the EMA following scientific advice on the pivotal study design for children with OI, we announced a strategic partnership with Ultragenyx in December 2020 for the development of setrusumab in children and adults with OI. Ultragenyx have announced their intention to initiate a Phase 2/3 study in children with OI in the second half of 2021 following additional discussions with the regulators.

We plan to develop our product candidates for oncology and rare diseases through the next key clinical milestone and then partner where it makes sense to do so strategically but also in select cases to develop through regulatory approval and potentially commercialization.

Our second oncology product, navicixizumab for the treatment of late line ovarian cancer, has completed a Phase 1b study and has been partnered for further development with OncXerna on a global basis.

We plan to partner or sell our other two product candidates acumapimod for the treatment of AECOPD and leflutrozole for the treatment of infertility and HH in obese men, recognizing the need for greater resources to take these product candidates to market.

Our strategy is selectively to acquire and develop product candidates for oncology and rare diseases that have already received significant investment from large pharmaceutical and biotechnology companies and that have substantial pre-clinical, clinical and manufacturing data packages. Since our formation in March 2015, we have successfully executed on this strategy by acquiring six clinical-stage product candidates of which four were in oncology and rare diseases. Four of our six clinical-stage product candidates were acquired from large pharmaceutical companies and two were acquired in the Merger. We aim to efficiently develop our product candidates through the clinic and have successfully commenced or completed large, randomized Phase 2 clinical trials for five of our product candidates.

Oncology and rare diseases represent an attractive development and, in some cases, commercialization opportunity for us since they typically have high unmet medical need and can utilize regulatory pathways that facilitate acceleration to approval and to the potential market. Development of products for oncology and rare diseases both involve close collaboration with key opinion leaders and investigators. Development of rare disease products generally involves close coordination with the patient organizations and patients are treated at a limited number of specialized sites which helps identification of the patient population and enables a small targeted sales infrastructure to commercialize the products in key markets.

Our team has extensive experience in the pharmaceutical and biotechnology sector in the identification, acquisition, development, manufacturing and commercialization of product candidates in multiple therapeutic areas including oncology and rare diseases. Our senior management has long-standing relationships with senior executives of large pharmaceutical and biotechnology companies which we believe enhances our ability to form strategic partnerships on our product candidates and to identify and acquire additional product candidates.

Our Pipeline

The following tables summarize our pipeline for our oncology and rare disease product candidates and our other product candidates. We have global commercial rights to etigilimab, alvelestat, acumapimod and leflutrozole. We have commercial rights to setrusumab in Europe.

Core Oncology and Rare Disease Product Candidates

•

Etigilimab (OMP-313M32): Etigilimab is an antibody against TIGIT (T-cell immunoreceptor with Ig and ITIM domains). TIGIT is a next generation checkpoint receptor shown to block T-cell activation and the body’s natural anti-cancer immune response. Etigilimab is an IgG1 monoclonal antibody which binds to the human TIGIT receptor on immune cells with a goal of improving the activation and effectiveness of T-cell and NK cell anti-tumor activity. We completed a Phase 1a dose escalation clinical trial with etigilimab in patients with advanced solid tumors and enrolled patients in a Phase 1b study in combination with nivolumab in selected tumor types.

23 patients were treated in the Phase 1a dose escalation study with doses up to 20mg/kg Q2W. Tumor types included colorectal cancer, endometrial cancer, head and neck cancer, pancreatic cancer and other tumor types. No dose limiting toxicities were observed. In the Phase 1b combination study, a total of ten patients, nine of whom had progressed on prior anti-PD1/PD-L1 therapies, were enrolled at doses of 3, 10 and 20 mg/kg. Tumor types included gastric cancer and six other tumor types. Eight patients were evaluable for tumor growth assessment, and all of these patients had progressed on PD1/PD-L1 therapies with best responses, including two patients with a partial response and stable disease. Patients remained on study for up to 224 days. No dose limiting toxicities (DLTs) were observed.

Treatment emergent adverse events (TEAEs) related to study drug were reported by 16 patients (69.6%) in the Phase 1a portion of the study and 7 patients (70.0%) in the Phase 1b portion of the study. The most commonly reported related TEAEs in the Phase 1a portion of the study were pruritus (4 patients, 17.4%) and fatigue, nausea, rash and maculopapular rash (each reported by 3 patients, 8.7%). In the Phase 1b portion of the study, the most commonly reported related TEAEs were fatigue (3 patients, 30.0%) and pruritus, rash and pruritic rash (each reported by 2 patients, 20.0%).

There was only one treatment-related serious adverse event in the Phase 1a portion (autoimmune hepatitis) and there were no treatment-related serious adverse events in the Phase 1b portion of the study. The Phase 1b study has now been completed.

We recently advanced etigilimab into an open label Phase 1b/2 basket study in combination with an anti-PD-1 in the US in a range of tumor types. This is initially focused on three rare tumors, including sarcoma, several gynecological carcinomas including cervical, ovarian and endometrial carcinomas and tumors with high mutation burden, and we expect to report some data from these initial cohorts in the second half of 2021.We have worldwide rights to etigilimab.

•

Alvelestat (MPH-966): Alvelestat is a novel, oral small molecule we are developing for the treatment of severe AATD Lung Disease, a potentially life-threatening, rare, genetic condition caused by a lack of effective alpha-1 antitrypsin (“AAT”). The lungs are normally protected from enzymatic degradation by neutrophil elastase by the AAT protein, but in severe AATD the AAT is either misfolded and fails to be released into the circulation, inactive or completely missing, The degradation of tissue by unopposed neutrophil elastase leads to severe debilitating diseases, including early-onset pulmonary emphysema, a disease that irreversibly destroys the tissues that support lung function. There are an estimated 50,000 patients in North America and 60,000 patients in Europe with severe AATD. Alvelestat is designed to inhibit NE, a neutrophil protease, which is a key enzyme involved in the destruction of lung tissue. We believe the inhibition of NE has the potential to protect patients with AATD from further lung damage.

Prior to our license of alvelestat, AstraZeneca conducted 12 clinical trials involving 1,776 subjects, including trials in bronchiectasis and CF. Although these trials were conducted in diseases other than AATD, we believe the data demonstrated potential clinical benefit and biomarker evidence of treatment effect for AATD patients. These trials created a safety database of 1149 subjects treated with alvelestat.

We have initiated a Phase 2 proof-of-concept clinical trial in patients with severe AATD in the United States and the EU and expect to report data from this trial or an interim analysis in late 2021. An investigator-initiated complementary study, including testing of alvelestat on top of AAT replacement therapy in AATD is also underway in the US. Emerging data on the potential of NE inhibition to reduce the inflammatory and thrombotic effects of Neutrophil Extracellular Traps (NETs) in COVID-19, led to the initiation of an ongoing study in this disease which we expect to report on in the second half of 2021.

•

Setrusumab (BPS-804): Setrusumab is a novel antibody designed to inhibit sclerostin, a protein that inhibits the activity of bone-forming cells. Inhibiting sclerostin has been shown to promote increases in bone mineral density through stimulation of bone-formation (through osteoblasts) and inhibition of bone-resorption (through osteoclasts). We are developing setrusumab as a treatment for OI, a rare genetic disease that results in bones that can break easily and is commonly known as brittle bone disease. OI is a debilitating orphan disease for which there are no treatments approved by the FDA or EMA. It is estimated that OI affects a minimum of 25,000 people in the United States and approximately an aggregate of 32,000 people in Germany, Spain, France, Italy and the United Kingdom. We believe setrusumab’s mechanism of action is well suited for the treatment of OI and has the potential to become a novel treatment option for patients that could reduce fractures and improve patient quality of life.

Prior to our acquisition of setrusumab, Novartis conducted four clinical trials in 106 patients and healthy volunteers. In 2016, we obtained orphan drug designation in OI for setrusumab in the United States and the EU and, in November 2017, it was accepted into the Priority Medicines scheme (“PRIME”) of the EMA. In September 2020 we received rare pediatric disease designation for setrusumab in OI from the FDA. In November 2019 we reported top-line data on a Phase 2b clinical trial of setrusumab for adults with OI. The Phase 2b was a dose ranging study with three blinded arms at high, medium and low doses to establish the dose response curve and an open label arm at the top dose. Setrusumab demonstrated statistically significant improvements in bone formation biomarkers and bone mineral density (measured by Dual Energy X-ray Absorptiometry) and a trend to a reduction in fractures at the high dose, compared to the other doses, even though the study was not powered for fracture reduction. The results support the progression of setrusumab into a pediatric pivotal study in OI.

Following the completion of the dosing part of the study, patients have continued to be followed for a further twelve months to examine the off-effects of setrusumab. We expect to report the results of this extension study by mid-2021.

We completed a Type B end of Phase 2b meeting with the FDA in February 2020, a priority medicines scheme (PRIME) meeting with the EMA in May 2020 and sought scientific advice from the EMA in December 2020. These meetings resulted in alignment between the regulators on a Phase 2/3 pediatric study in children with OI.

In December 2020 we announced a partnership with Ultragenyx for the development of setrusumab for OI. Under the terms of the partnership, Ultragenyx will lead future global development of setrusumab in both pediatric and adult patients. We granted Ultragenyx an exclusive license to develop and commercialize setrusumab in the US and rest of the world, excluding Europe and the UK where we retain commercial rights. Each party will be responsible for post-marketing commitments in their respective territories.

Ultragenyx made an upfront payment of $50 million to Mereo and will fund global development of the program until approval and has agreed to pay a total of up to $254 million upon achievement of certain clinical, regulatory and commercial milestones. Ultragenyx will pay tiered double digit percentage royalties to us on net sales outside of Europe and the UK and we will pay a fixed double digit percentage royalty to Ultragenyx on net sales in Europe and the UK. Under the terms of our 2015 agreement with Novartis, we will pay Novartis a percentage of proceeds, subject to certain deductions, with Mereo receiving a substantial majority of the payments from Ultragenyx.

We and Ultragenyx will initially prioritize the development of setrusumab for pediatric patients with OI. Development plans are being finalized and these require discussions with the regulators. The first part of the pediatric study will focus on determining the optimal dose based on using biomarkers of bone formation and an acceptable safety profile. Following determination of dose, the study is intended to adapt into a pivotal Phase 3, evaluating fracture reduction over a 15-24 month period as the primary end point. The pediatric Phase 2/3 study is expected to start in late 2021 following discussions with the regulators and separate planning is underway for adults. We believe that the results from this Phase 2/3 trial, if favorable, will be sufficient to support the submission of an MAA to the EMA and BLA to the FDA for setrusumab for the treatment of children with severe OI.

Our Partnering Portfolio

Following completion of successful Phase 1 or Phase 2 studies the products below are either partnered or programs which we intend to partner or spin-out with separate funding.

•

Acumapimod (BCT-197): Acumapimod is a p38 MAP kinase inhibitor therapy for treatment of severe acute exacerbations of COPD (AECOPD). In a Phase 2 trial, acumapimod given over 5 days in patients hospitalized with AECOPD demonstrated a statistically significant reduction in re-hospitalization for treatment failure and recurrent exacerbations. Acumapimod was reported to be safe and well tolerated. Following meetings with FDA and EMA a global Phase 3 registrational program has been designed and we intend to seek separate funding for further development.

•

Leflutrozole (BGS-649): Leflutrozole is an oral inhibitor of aromatase for the treatment of infertility and HH in obese men. Excess aromatase in fat tissue reduces testosterone, LH and FSH, leading to HH. In Phase 2 trials, leflutrozole normalized testosterone, increased LH and FSH and was reported to be well-tolerated. Effects on sperm counts supported that future development of leflutrozole should focus on male infertility. We intend to explore strategic options with third parties for the further development of leflutrozole.

•

Navicixizumab (OMP-305B83): Navi is a bispecific antibody that inhibits delta-like ligand 4 (DLL4) and vascular endothelial growth factor (VEGF). We acquired this therapeutic product in the merger with Mereo BioPharma 5 (formerly OncoMed). In a Phase 1a clinical trial, Navi demonstrated single agent activity. Following this we conducted a Phase 1b clinical trial in ovarian cancer, in combination with paclitaxel, in platinum-resistant ovarian cancer. A successful FDA Type B meeting was held in July 2019 and the potential for accelerated approval was discussed. Navicixizumab has also been granted Fast Track Approval by the FDA. In January 2020, Navi was licensed by the Company to OncXerna pursuant to the terms of a global licensing agreement. Under the terms of the contingent value rights agreement between us and Computershare from April 2019 (the “Mereo CVR Agreement”), the holders of contingent value rights are entitled to receive the benefit of certain cash milestone payments made to Mereo under the license agreement. Pursuant to the terms of the

Mereo CVR Agreement, if a milestone occurs prior to the fifth anniversary of the closing of the Merger, then holders of CVRs will be entitled to receive an amount in cash equal to 70% of the aggregate principal amount received by Mereo after deduction of costs, charges and expenditures set out in detail in the Mereo CVR Agreement. Such milestone payments are also subject to a cash consideration cap, pursuant to which the aggregate principal amount of all cash payments made to holders of CVRs under the Mereo CVR Agreement shall in no case exceed $79.7 million. See “—Material Agreements—CVR Agreement Between Us and Computershare—The NAVI Milestones.”

Our Strategy

We intend to become a leading biopharmaceutical company developing innovative therapeutics that aim to improve outcomes for patients with rare diseases and select oncology indications. The key elements of our strategy to achieve this goal include:

•

Rapidly develop and potentially commercialize our rare disease and oncology product candidates. Etigilimab, our lead oncology program, has completed a Phase 1a dose escalating monotherapy study and has been evaluated in a Phase 1b combination study with nivolumab in a range of tumor types. We recently advanced etigilimab into an open label Phase 1b/2 basket study evaluating our anti-TIGIT in combination with an anti-PD-1 in a range of tumor types including three rare tumors, including sarcoma, several gynecological carcinomas including cervical and endometrial carcinomas and tumors with high mutation burden. We have commenced a Phase 2 proof-of-concept clinical trial of alvelestat for the treatment of severe AATD and now expect to report top-line data or an interim analysis from this trial in late 2021. If the results are favorable and pending regulatory feedback, we will determine the optimum path forward for development of alvelestat towards approval and commercialization. We also announced the initiation of a Phase 1b/2 placebo-controlled clinical trial to evaluate the safety and efficacy of alvelestat in hospitalized, adult patients with moderate to severe COVID-19 respiratory disease. We have completed and announced top-line data on a Phase 2b clinical trial of setrusumab for the treatment of OI in adults in the United States, Europe and Canada. We reported top-line data on the three blinded dose ranging arms in November 2019 with the results supporting progression of setrusumab into a pediatric pivotal study in OI. Following the completion of the dosing part of the study, patients have been followed for a further twelve months to examine the off-effects of setrusumab and we expect to report these results by mid-2021. In September 2020, the FDA granted Rare Pediatric Disease designation to setrusumab for the treatment of OI. Following our completion of the Phase 2b ASTEROID study, we met with both the FDA (end-of-Phase 2 (EOP2) meeting in February 2020) and the EMA (PRIME meeting in May 2020) to discuss the principles of a design of a single Phase 2/3 registrational pediatric study in OI. In December 2020, we signed a license and collaboration agreement for setrusumab in OI with Ultragenyx Pharmaceutical Inc. We intend to commercialize our oncology and rare disease product candidates where it makes strategic sense to do so. For example, in our global licensing collaboration with Ultragenyx we have retained commercial rights to setrusumab for children and adults with OI in the EU and UK.

•

Efficiently advance our other product candidates and explore strategic relationships with third parties for further clinical development and/or commercialization or strategic sales or out-licensing. Based on the results from our Phase 2 clinical trial of acumapimod, we plan to enter into one or more strategic relationships with third parties for acumapimod to undertake the next phase of clinical development and, if approved, commercialization. In March 2018, we reported top-line Phase 2b data for leflutrozole for the treatment of HH and in December 2018, we reported positive results from the safety extension study for leflutrozole. We intend to explore strategic relationships with third parties for the further development and commercialization of leflutrozole. Our second oncology product, Navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered on a global basis with OncXerna.

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

Therapeutic Candidates

Etigilimab (OMP-313M32) for the Treatment of Advanced Solid Tumors

Overview

We acquired etigilimab in the Merger with Mereo BioPharma 5 (formerly OncoMed) in 2019. TIGIT (T-cell immunoreceptor with Ig and ITIM domains) is an inhibitory receptor and via interactions with its ligands may block T-cells from attacking tumor cells. The anti-TIGIT therapeutic candidate, etigilimab, is an IgG1 human-specific antibody. It is intended to activate the immune system, through multiple mechanisms and enable anti-tumor activity. In preclinical studies with anti-TIGIT antibodies, immune activation and robust anti-tumor activity have been observed—both as a single agent and in combination with other cancer immunotherapeutics including anti-PD1. At the 2017 American Association of Cancer Research (“AACR”) meeting, preclinical data demonstrating the capacity of an anti-TIGIT antibody to induce long-term immune memory and durable anti-tumor response was presented. Also, at the 2018 AACR meeting data that showed that anti-TIGIT treatment reduced the abundance of regulatory T-cells (Tregs) within tumors in animal models, and mechanistic studies that demonstrated an important contribution of effector function for anti-tumor efficacy in animal models was presented.

Our Approach

A Phase 1a/b clinical trial of etigilimab enrolled patients with advanced solid tumors into either a Phase 1a single-agent portion (dose escalation in all patients and expansion in selected tumor types) or Phase 1b combination portion in with nivolumab (dose escalation). 23 patients were treated in the Phase 1a dose escalation portion of the study with doses up to 20mg/kg every two weeks and 10 patients were treated in the Phase 1b combination portion of the study at doses up to 20 mg/kg every two weeks in combination with nivolumab. Tumor types in the Phase 1a portion of the study were colorectal cancer (6 patients), endometrial cancer (4 patients), head & neck cancer (4 patients), pancreatic cancer (2 patients), triple negative breast cancer (2 patients) and five other tumor types and those included in the Phase 1b portion of the study included gastric cancer (3 patients) and six other tumor types. No dose limiting toxicities were observed in the Phase 1a or 1b portions of the study. The most common reported related TEAEs in the Phase 1a portion of the study were pruritus (4 patients, 17.4%) and fatigue, nausea, rash and maculopapular rash (each reported by 3 patients, 8.7%). In the Phase 1b portion of the study, the most common reported related TEAEs were fatigue (3 patients, 30.0%) and pruritus, rash, and pruritic rash (each reported by 2 patients, 20.0%). There was only one treatment-related serious adverse event in the Phase 1a portion (autoimmune hepatitis) and there were no treatment-related serious adverse events in the Phase 1b portion of the study.

None of the patients in the Phase 1a portion had an objective response and 30% had stable disease. One of the ten patients in the Phase 1b portion had an objective response and one additional patient had stable disease. The study has now completed enrollment. A biomarker analysis of patients enrolled in the Phase 1a portion (single agent etigilimab) revealed a dose-dependent reduction of peripheral Tregulatory cells (Treg) with no change evident in circulating CD8 cells, resulting in an increased CD8/Treg ratio. The study also revealed increased proliferation and activation of effector Tcells and NK cells in response to etigilimab.

We recently advanced etigilimab into an open label Phase 1b/2 basket study in combination with an anti-PD-1 in a range of tumor types. This multi-center study is initially focused on three rare tumors, including sarcoma, several gynecological carcinomas including cervical and endometrial carcinomas and tumors with high mutation burden. These indications were selected based on observations of clinical activity in our prior Phase 1a/1b study and/or based on a comprehensive biomarker analysis of solid tumors which revealed tumor types with a high prevalence of expression of TIGIT and its principal ligand poliovirus receptor (PVR) and concordant expression of TIGIT and PD1. The selected tumor types have shown responsiveness to anti-PD1 therapies with response rates generally ranging from 5-20%. The combination of etigilimab and anti-PD1 may lead to improved responses in these patients.

The first stage of this trial is expected to enroll approximately 100 patients. The trial will evaluate objective response rate as a primary endpoint and will also evaluate safety, duration of response, pharmacokinetics, anti-drug antibodies, progression-free survival and additional secondary and exploratory endpoints. The study is designed to expand select cohorts of patients, based on outcomes, to further evaluate responses to etigilimab and anti-PD1. Biomarker analyses will be conducted on tumor tissues and blood samples from treated patients, including quantification of levels of tumor-associated TIGIT, PVR and related biomarkers to evaluate their potential utility for selecting patients most likely to respond to the combination of etigilimab and anti-PD1.

We currently plan to report data from the first group of patients from this Phase1b/2 basket study during the second half of 2021. We have worldwide rights to etigilimab.

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

Phase 2 Clinical Trial in Severe AATD

We are conducting a Phase 2 proof-of-concept clinical trial of alvelestat in 165 patients with severe AATD in the United States and the EU. AATD patients are at greater risk from COVID-19 given that the condition is a respiratory and lung condition, and for this reason, our Phase 2 alvelestat trial will be delayed with topline data now expected in late 2021. We continue to closely monitor enrollment in our Phase 2 study and are putting in place a contingency plan that if we have not reached full enrollment on our revised schedule, we will conduct an interim analysis that will provide direction on the primary end point for the study and the number of patients required. The trial is a 12-week, double-blind, placebo-controlled clinical trial examining two doses of alvelestat compared to placebo with primary endpoints of elastin breakdown as measured by the biomarker desmosine. We believe that by inhibiting NE, alvelestat will reduce the breakdown of elastin and therefore the amount of desmosine. Planned secondary endpoints are plasma A-Val(360), a biomarker of NE activity, NE activity in sputum and lung function tests, including FEV1.

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

Setrusumab (BPS-804) for the Treatment of Osteogenesis Imperfecta

Overview

We are developing setrusumab for the treatment of OI in collaboration with Ultragenyx. Setrusumab is a novel, intravenously administered antibody that is designed to inhibit sclerostin, a protein that inhibits the activity of bone-forming cells, known as osteoblasts. We believe that by blocking sclerostin, setrusumab has the potential to induce or increase osteoblast function and maturation of these cells, increasing overall bone mass and thereby reducing fractures in OI patients.

Background of Osteogenesis Imperfecta

OI is a genetic disorder characterized by fragile bones and reduced bone mass, resulting in bones that break easily, loose joints and weakened teeth. In severe cases, patients may experience hundreds of fractures in a lifetime. In addition, people with OI often suffer from muscle weakness, early hearing loss, fatigue, curved bones, scoliosis (curved spine), brittle teeth, respiratory problems and short stature. The disease can be extremely debilitating and even fatal in newborn infants with a severe form of the disease. OI is a rare condition that affects a minimum of 25,000 people, an incidence rate of 6.2 out of 100,000, in the United States, according to estimates by the Osteogenesis Imperfecta Foundation, and approximately 32,000 people, an incidence rate of 10 out of 100,000, in Germany, Spain, France, Italy and the United Kingdom, according to estimates by Orphanet. OI occurs across the globe without any currently described discernable higher prevalence in one population specifically.

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

The most severe forms of OI, particularly type II, may be characterized by an extremely small, fragile rib cage and underdeveloped lungs. Infants with these abnormalities have life-threatening problems related to breathing and often die shortly after birth.

Current Treatment Landscape for Osteogenesis Imperfecta

There are no therapies approved by the FDA or EMA for the treatment of OI. The only treatments available to OI patients are the acute management of fractures as they occur and drugs such as bisphosphonates, which are not approved for this indication but are commonly used off-label in children.

Current treatment of OI is directed towards management of fractures with casting or surgical fixation. Following either of these, physical therapy will often be required. Preventative surgeries, such as intramedullary, or in-bone, nailing fixation are also undertaken. Supportive care for the disease involves surgery to correct deformities, internal splinting of bones with metal rods, bracing to support weak limbs and decrease pain, physical therapy and muscle strengthening and aerobic conditioning to improve bone mass and strength.

Some OI patients are treated off-label with drugs indicated for osteoporosis. Bisphosphonate drugs slow down the rate at which osteoclasts, which are cells which resorb or take away bone, reduce the bones’ mass. These include Aredia (pamidronate), Fosamax (alendronate) and Reclast (zoledronic acid). However, bisphosphonate drugs are not approved by the FDA or the EMA for use in OI. We are not aware of any long-term clinical studies demonstrating an improvement in fractures in adults and the effect of long-term therapy with these drugs remains unclear. Therefore, we believe the effect of bisphosphonate drugs on fractures, growth, bone deformity, mobility and pain remains unclear in both adults and children.

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

In 2016, we obtained orphan drug designation in OI for setrusumab in the United States and the EU and, in November 2017, it was accepted into PRIME by the EMA. In Europe, the EMA has an adaptive pathways program which allows for early and progressive patient access to medicine. In July 2016, the EMA launched the PRIME scheme, a voluntary scheme aimed at enhancing the EMA’s support for the development of medicines that target unmet medical needs. In February 2017 setrusumab was accepted into the adaptive pathways program and in November 2017, the EMA granted PRIME designation for setrusumab for the treatment of OI. In September 2020 we received rare pediatric disease designation for setrusumab in OI from the FDA. See “—Government Regulation—Foreign Government Regulation.”

Clinical Development of Setrusumab

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

12 month Top-line Data From Setrusumab Phase 2b Dose-ranging Study in Adult Patients

On November 11, 2019, we reported 12-month top-line data from our Phase 2b dose-ranging clinical trial for setrusumab in adults with Type I, III or IV OI. The study enrolled 112 adults (69 with type I, 28 with type IV and 15 with type III OI) at 27 clinical sites across the United States and Europe and randomized patients originally to one of four different blinded monthly dosing regimens of setrusumab: high, medium, low and placebo. The study was subsequently revised to convert the placebo arm into an open-label arm where patients received the high dose regimen of setrusumab. The top-line 12-month results reported on November 11, 2019, and on January 14, 2020, are from the three-arm blinded portion of the study.

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

Importantly, when the percentage change in trabecular and cortical volumetric bone mineral density (“BMD”) at the wrist were combined (the total volumetric BMD as measured by HRpQCT, a secondary endpoint of the study), an increase in total volumetric BMD was observed and reached statistical significance in the medium and high dose cohorts. Mean increases in total volumetric BMD were 4.11% (p=0.004), 4.5% (p=0.028), and 0.58% (p=0.97) in the high, medium and low dose cohorts (post hoc analysis), respectively. This suggests total volumetric BMD increases were driven by the ability of setrusumab to increase cortical volumetric BMD.

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

On January 14, 2020, we reported additional data to the above from our Phase 2b dose-ranging clinical trial for setrusumab. This additional data demonstrated a dose dependent increase in bone strength (stiffness and failure load) as measured by Finite Element Analysis (“FEA”). This was a second pre-specified primary end point and reached statistical significance in the high dose cohort. FEA is a technique that, based on the HRpQCT, allows for the estimation of physical properties of bone.

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

Summary of Top-line Safety Results

Top-line 12-month safety results suggest setrusumab was safe and well tolerated in the study. The adverse event profile was balanced across the arms. There were five, eight and four serious treatment emergent adverse events in the high, medium and low dose groups, three of which were initially recorded as treatment related. Two events occurred in one patient. These were headache and hydrocephalus. The patient had a history of basilar invagination, subdural hematoma and subdural hemorrhage; the neurologist and Data Monitoring Committee (“DMC”) concluded that the events were unlikely related to the study drug. There was a temporary interruption to the study drug but the patient restarted treatment and continued the study with no complications. The other serious adverse event that was initially recorded as related was of anaphylactic reaction, which occurred two days following setrusumab infusion. This was the patient’s sixth infusion. As the reaction was two days following the infusion and the patient previously had five doses, it was determined that it was unlikely to be a drug reaction and the patient continued therapy, without symptoms or signs with repeat infusions. All of the nine adverse events that were reported as potentially cardiac related were discussed at the DMC (including cardiology review), and none were concluded to represent a cardiovascular safety concern.

Next Steps

Patients who have completed 12 months of treatment in the ASTEROID study continue into a 12-month extension “off therapy” portion to examine the off effect of setrusumab. Patients who continue in the extension portion have the option to receive 12 months of treatment with the bisphosphonate zoledronic acid (given at months six and/or 12). Such patients will receive both DXA and HRpQCT scans at six and 12 months after entering the extension portion.

Partnership with Ultragenyx

In December 2020, we announced a partnership with Ultragenyx for the development of setrusumab for OI. Under the terms of the partnership, Ultragenyx will lead future global development of setrusumab in both pediatric and adult patients. We granted Ultragenyx an exclusive license to develop and commercialize setrusumab in the US and rest of the world, excluding Europe and the UK where we retain commercial rights. Each party will be responsible for post-marketing commitments in their respective territories.

We and Ultragenyx will initially prioritize the development of setrusumab for pediatric patients with OI. Development plans are being finalized which will require discussions with the regulators. The first part of the study will focus on determining the optimal dose based on using biomarkers of bone formation and an acceptable safety profile. Following determination of dose, the study is intended to adapt into a pivotal Phase 3, evaluating fracture reduction over a 15-24 month period as the primary end point. The pediatric Phase 2/3 study is expected to start in late 2021 and separate planning is underway for adults. We believe that the results from this Phase 2/3 trial, if favorable, will be sufficient to support the submission of an MAA to the EMA and BLA to the FDA for setrusumab for the treatment of children with severe OI.

Acumapimod (BCT-197) for the Treatment of AECOPD

Overview

Acumapimod is a novel, orally active p38 MAP kinase inhibitor in development for first-line acute therapy in patients with a severe hospitalized AECOPD.

Background of COPD and AECOPD

Of all COPD-related hospital admissions in the United States, approximately 63% are for AECOPD patients, representing more than 1.5 million emergency room visits in the United States accounting for approximately 45% to 50% of the total direct costs of COPD.

Current Treatment Landscape of AECOPD

The current recommended management for AECOPD includes bronchodilators, systemic corticosteroids and antibiotics, and with supportive oxygen therapy. We believe that there is a significant medical need for a drug which to improve the outcome of severe hospitalized AECOPDs.

Clinical Development of Acumapimod

Phase 2 Dose-Ranging Clinical Trial in Severe AECOPD

Two dosing regimens of acumapimod were compared to placebo,in patients hospitalized for AECOPD. Both showed a statistically significant change in FEV1 from baseline to Day 7. The high-dose acumapimod group showed a greater than 50% reduction in the number of rehospitalization for recurrent AECOPD compared to the placebo group, at Days 90 through 150. Acumapimod was observed to be generally safe and well tolerated. In 2019, end of Phase 2 meeting was held with the FDA and EMA enabling design of a global Phase 3 programme.

We intend to explore strategic options for further funding and development of acumapimod.

Leflutrozole (BGS-649) for the Treatment of Hypogonadotropic Hypogonadism

Overview

Leflutrozole is in development for the treatment of infertility and HH in obese men. Leflutrozole is a once-weekly oral aromatase inhibitor designed to normalize testosterone levels and improve HH.

Background of Hypogonadotropic Hypogonadism

Symptoms that are most commonly associated with testosterone deficiency include reduced libido, erectile dysfunction, along with a decrease sperm counts.

Current Treatment Landscape of Hypogonadotropic Hypogonadism

The primary treatment for HH is testosterone replacement therapy. One of the common side effects associated with TRT is impaired sperm formation. There is need for a treatment of HH that can improve the inferiltiy and maintain or improve sperm count.

Clinical Development of Leflutrozole

Phase 2b Clinical Trial in Hypogonadotropic Hypogonadism

We conducted a randomized double-blind, dose-ranging, trial of three doses of leflutrozole or placebo in obese males with HH. The primary endpoint of the trial was percentage of patients whose testosterone levels normalized at week 24. Other endpoints were: changes in gonadotropins LH and FSH; sexual function and semen analysis, with evaluation of safety and tolerability.

All doses of leflutrozole normalized total testosterone levels in over 75% of subjects after 24 weeks of treatment, with an increase in LH and FSH. The trial also showed an improvement in sperm counts.

Leflutrozole was observed to be well tolerated. An increased incidence of elevated haematocrit levels was observed in each of the treatment arms of the trial, consistent with increasing testosterone levels, with a small increase in blood pressure at the two highest doses. A subset of patients entered into a six-month extension study to examine if leflutrozole resulted in reduction in bone mineral density (BMD) at 48 weeks of treatment. None of the doses met the lower bound of the pre-specified safety criterion of reduction in BMD.

We concluded that the future development of leflutrozole should focus on male infertility. We intend to develop a clinical and regulatory path accordingly. We intend to explore strategic options with third parties for the further development of leflutrozole.

Navicixizumab (OMP-305B83) for Treatment of Ovarian Cancer

We acquired Navicixizumab (“Navi”) in the Merger. In January 2020, we out-licensed Navi to OncXerna. See “—Material Agreements—Licensing Agreement for Navicixizumab.” In addition, Navi is the subject of the CVR Agreement which sets forth certain rights and obligations of us with respect to Navi. See “—Material Agreements—CVR Agreement Between Us and Computershare—The NAVI Milestones.”

Material Agreements

Licensing Agreement with Ultragenyx for setrusumab

On December 17, 2020, we announced that we entered into a license and collaboration agreement with Ultragenyx, for setrusumab for OI. Under the terms of the agreement, Ultragenyx will lead future global development of setrusumab in both pediatric and adult patients. We granted Ultragenyx an exclusive license to develop and commercialize setrusumab in the U.S. and rest of the world, excluding Europe, where we retain commercial rights. Each party will be responsible for post-marketing commitments in their respective territories. Under the terms of the agreement, Ultragenyx made an upfront payment of $50 million to Mereo and will pay up to $254 million in development, regulatory and commercial milestones and tiered double digit percentage royalties to us on net sales outside of Europe and we will pay a fixed double digit percentage royalty to Ultragenyx on net sales in Europe. Under the terms of our 2015 agreement with Novartis, we will pay Novartis a percentage of proceeds, subject to certain deductions, and we will receive a substantial majority of the payments from Ultragenyx.

Collaboration Agreement with Celgene

In December 2013, OncoMed entered into the Collaboration Agreement with Celgene pursuant to which OncoMed and Celgene were to collaborate on research and development programs directed to the discovery and development of novel biologic therapeutics, and, if Celgene exercised its option to do so, the discovery, development and commercialization of novel small molecule therapeutics. We acquired Mereo BioPharma 5 (formerly OncoMed) in the Merger.

Mereo BioPharma 5’s etigilimab program was the last remaining biologic therapeutic program that was active under the Collaboration Agreement. Pursuant to the Collaboration Agreement, Celgene had an option to obtain an exclusive license to develop further and commercialize biologic therapeutics in the etigilimab program, which could be exercised during time periods specified in the Collaboration Agreement through the earlier of completion of a certain clinical trial or the twelfth anniversary of the date of the Collaboration Agreement. In turn, Mereo BioPharma 5 agreed to lead the development of etigilimab prior to Celgene’s exercise of the option for the program and was also responsible for funding all research and development activities for therapeutics in the etigilimab program prior to such exercise.

In June 2019, we announced that Celgene had notified Mereo BioPharma 5 that Celgene had decided, in light of strategic product portfolio considerations, not to exercise its option to license etigilimab. The Collaboration Agreement was terminated with respect to etigilimab effective on October 11, 2019. As a result, we have worldwide rights to the etigilimab program.

Navi was previously a part of the Collaboration Agreement, but the Collaboration Agreement was terminated with respect to Navi effective on January 23, 2019. As a result of this termination, we received worldwide rights to the Navi program, which we subsequently out-licensed to OncXerna. See “—Licensing Agreement for Navicixizumab.”

Licensing Agreement for Navicixizumab

On January 13, 2020, we entered into a global license agreement with OncXerna for the development and commercialization of navicixizumab, an anti-DLL4/VEGF bispecific antibody currently being evaluated in an ongoing Phase 1b study in combination with paclitaxel in patients with advanced heavily pretreated ovarian cancer. Navi previously completed a Phase 1a monotherapy study in patients with various types of refractory solid tumors and is one of two product candidates we acquired through the Merger.

Under the terms of the license agreement, OncXerna received an exclusive worldwide license to develop and commercialize Navi. We received an upfront payment of $4.0 million and will receive an additional payment of $2.0 million, conditional on a CMC (Chemistry, Manufacturing and Controls) milestone. OncXerna will be responsible for all future research, development and commercialization of Navi. Additionally, we will be eligible to receive up to $300 million in future clinical, regulatory and commercial milestones, tiered royalties ranging from the mid-single-digit to sub-teen percentages on global annual net sales of Navi, as well as a negotiated percentage of sublicensing revenues from certain sublicensees.

As a consequence of the license agreement with OncXerna, and in accordance with the terms and conditions of the CVR Agreement, holders of CVRs pursuant to the CVR Agreement will be entitled to receive certain eligible cash milestone payments made to us under the license agreement relating to the development and commercialization of Navi. See “—CVR Agreement Between Us and Computershare.”

CVR Agreement Between Us and Computershare

Following the closing of the Merger, OncoMed’s stockholders received, in exchange for each outstanding share of OncoMed common stock owned immediately prior to the closing of the Merger (except for any dissenting shares): (1) a number of our ADSs determined by reference to an exchange ratio, and (2) one contingent value right (a “CVR”), representing the right to receive contingent payments if specified milestones are achieved within agreed time periods, subject to and in accordance with the terms and conditions of the Contingent Value Rights Agreement (the “CVR Agreement”), dated April 23, 2019, by and among Computershare, as rights agent, and us.

Except in limited circumstances, the CVRs may not be transferred, pledged, hypothecated, encumbered, assigned or otherwise disposed of.

Milestone Events and Payments

The CVR milestones relate to Mereo BioPharma 5 (formerly OncoMed)’s etigilimab and Navi therapeutic candidates, though the milestone relevant to etigilimab can no longer be achieved. The contingent payments would become payable to the rights agent, for subsequent distribution to the holders of the CVRs, upon the achievement of a milestone as follows:

The TIGIT Milestone

A payment, in the form of our ADSs, would have been made to CVR holders if, following April 23, 2019, but prior to December 31, 2019, Celgene had exercised its exclusive option granted by Mereo BioPharma 5 to Celgene in relation to reaching a milestone of Mereo BioPharma 5’s etigilimab product candidate pursuant to the Collaboration Agreement (the “TIGIT Milestone”), and Mereo BioPharma 5 had actually received the cash payment payable by Celgene pursuant to such Celgene option exercise.

In June 2019, we announced that Celgene had notified Mereo BioPharma 5 that Celgene had decided, in light of strategic product portfolio considerations, not to exercise its option to license etigilimab. The Collaboration Agreement was terminated with respect to etigilimab effective on October 11, 2019. See “—Collaboration Agreement with Celgene” above. As a result, no payments are expected to become due or payable to CVR holders pursuant to the TIGIT Milestone.

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

On January 13, 2020, we entered into a global license agreement with OncXerna for the development and commercialization of Navi. Eligible cash milestone payments pursuant to the NAVI Agreement (as defined in the CVR Agreement) will include each cash milestone payment payable to our Company or one or more of our subsidiaries pursuant to a NAVI Agreement (or any agreement contemplated by such NAVI Agreement), except for any (i) royalty or similar sales-based payment that is measured, in whole or in part, by reference to the quantity of Navi that is produced or sold or the revenues (or a formula that makes reference to such revenues) derived therefrom and (ii) for the avoidance of doubt only, any fees for service, research and development funding, reimbursement of intellectual property filing, prosecution, litigation and maintenance-related expenses or reimbursement of manufacturing expenses received from a counterparty pursuant to a NAVI Agreement.

If a NAVI Milestone is achieved, holders of CVRs would be entitled to receive an amount in cash equal to 70% of the aggregate principal amount actually received by us or one or more of our subsidiaries (other than NAVI Sub), net of (A) any tax (including any applicable value added or sales taxes and including any tax which would be payable but for the utilization of a relief), (B) 50% of any expenditure by us or our subsidiaries pursuant to the budget set forth on a confidential schedule to the CVR Agreement, and (C) any other reasonable cost or expense attributable to the receipt of such payment (including (i) any costs, reasonable out-of-pocket fees, expenses or charges we incurred in excess of the commitments provided for in the budget set forth on a confidential schedule to the CVR Agreement, (ii) any costs, reasonable out-of-pocket fees, expenses or charges we incurred under the NAVI Agreement, and (iii) any costs, reasonable out-of-pocket fees, expenses or charges we incurred, or for which we are responsible, in connection with the preparation, negotiation and execution of the relevant NAVI Agreement, in each case to the extent such costs, out-of-pocket fees, expenses or charges have not been previously accounted for in the calculation of a prior NAVI Milestone payment).

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

If a NAVI Milestone occurs at any time prior to the fifth anniversary of the closing of the Merger, and on each such occurrence, then, thirty days following the achievement thereof, we are obligated to notify the rights agent and pay the amounts owed pursuant to the NAVI Agreement.

The receipt of the upfront milestone payment of $4.0 million by us under the Navi License Agreement with OncXerna in January 2020 resulted in a payment to CVR holders of approximately 1.2 cents per CVR, a total of approximately $0.5 million, after deductions of costs, charges and expenditures.

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

In connection with the acquisition of the Novartis Assets, we issued 3,849,000 ordinary shares to Novartis pursuant to a subscription agreement. In addition, we paid Novartis $1.5 million for a payment made by Novartis to a third party in full satisfaction of all monetary obligations of Novartis to such third party with respect to acumapimod. Under the Purchase Agreements, we have agreed to make tiered royalty payments to Novartis based on annual worldwide net sales of product candidates that include the Compounds (the “Acquired Novartis Product Candidates”), at percentages ranging from the high single digits to low double digits. In the event that the parties agree or it is otherwise determined in accordance with the Purchase Agreements that we require third-party intellectual property rights to exploit the Acquired Novartis Product Candidates, we are entitled to offset a specified percentage of amounts paid to such third parties in consideration for such intellectual property rights against the royalties due to Novartis. The royalty payments are payable for a period of ten years after the first commercial sale of an Acquired Novartis Product. We further agreed that in the event of a change in control that involves the transfer, license, assignment or lease of all or substantially all of a Subsidiary’s assets, including a Compound and related assets, we will pay Novartis a percentage of the proceeds of such transaction, with the majority of the proceeds being retained by us. No payment, however, is required with respect to any transaction of Mereo BioPharma Group plc involving its equity interests, a merger or consolidation of it, or a sale of any of its assets.

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

AstraZeneca Agreement

In October 2017, our wholly-owned subsidiary, Mereo BioPharma 4 Limited, entered into an exclusive license and option agreement (the “License Agreement”), to obtain from AstraZeneca an exclusive worldwide, sub-licensable license under AstraZeneca’s intellectual property rights relating to certain product candidates containing a NE inhibitor, including product candidates that contain alvelestat, with an option to acquire such intellectual property rights following commencement of a pivotal trial and payment of related milestone payments (the “Option”), together with the acquisition of certain related assets.

Upon entering into the License Agreement, we made a payment of $3.0 million and issued 490,798 ordinary shares to AstraZeneca, for an aggregate upfront payment equal to $5.0 million. In connection with certain development and regulatory milestones, we have agreed to make payments of up to $115.5 million in the aggregate and issue additional ordinary shares (or ADS equivalent) to AstraZeneca for licensed product candidates containing alvelestat. In addition, we have agreed to make payments to AstraZeneca based on specified commercial milestones of the product candidate. In the event that we sub-license alvelestat, we have also agreed to pay a specified percentage of sublicensing revenue to AstraZeneca. Otherwise, we have agreed to make royalty payments to AstraZeneca equal to ascending specified percentages of tiered annual worldwide net sales by us or our affiliates of licensed product candidates (subject to certain reductions), ranging from the high single digits to low double digits. Royalties will be payable on a licensed product-by-licensed product and country-by-country basis until the later of ten years after the first commercial sale of such licensed product in such country and expiration of the last patent covering such licensed product in such country that would be sufficient to prevent generic entry. Under the License Agreement, we may freely grant sub-licenses to affiliates upon notice to AstraZeneca and we must obtain AstraZeneca’s consent, not be unreasonably withheld, to grant sub-licenses to a third party. We have agreed to use commercially reasonable efforts to develop and commercialize at least one licensed product. In addition, we are generally responsible for costs related to the development and commercialization of the licensed products under the License Agreement.

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

Agreements relating to June 2020 Private Placement

On June 4, 2020, we announced completion of a private placement transaction with a number of new and existing principally U.S.-based institutional and accredited investors (the “June 2020 Private Placement”). OrbiMed Private Investments VI, LP (acting through its general partner, OrbiMed Capital GP VI LLC, acting through its managing member, OrbiMed Advisors LLC, collectively referred to herein as “OrbiMed”) led the June 2020 Private Placement with participants including Vivo Capital, Surveyor Capital (a Citadel company), Pontifax Venture Capital, Samsara BioCapital, Commodore Capital, and funds managed by Janus Henderson Investors alongside existing investors Boxer Capital of Tavistock Group and Aspire Capital Fund, LLC (collectively, the “Purchasers”). On June 3, 2020, we entered into a securities purchase agreement (the “June 2020 Purchase Agreement”) with the Purchasers pursuant to which we received $70.0 million (£56.0 million) from the Purchasers comprising: the allotment of ordinary shares at a subscription price of $19.4 (£15.5) million utilizing the pre-existing share authorities of the Company, and the subscription for Tranche 1 convertible loan notes (“Loan Notes”) in an aggregate principal amount of $50.6 million (£40.5 million).

Following the passing of resolutions at our General Meeting on June 30, 2020, the Loan Notes automatically converted into ordinary shares of £0.003 each in the capital of the Company except that no new ordinary shares were issued which would result in any person holding in excess of 9.99 percent of the aggregate voting rights in the Company as a result of the relevant conversion. Accordingly, the automatic conversion resulted in Loan Notes in an aggregate principal amount of £21.8 million (together with accrued interest) converting into 125,061,475 ordinary shares on June 30, 2020. As of December 31, 2020, Loan Notes in an aggregate principal amount of £18.9 million remained outstanding and convertible into ordinary shares or ADSs in accordance with their terms.

The Purchasers also received warrants entitling the holders to subscribe for an aggregate of 161,048,366 new ordinary shares. As of December 31, 2020, there were 160,358,161 warrants outstanding to purchase ordinary shares at an exercise price of £0.348 per ordinary share, subject to the terms of the warrants. In accordance with the terms of the warrants, holders may elect to exercise their warrants on a cashless basis.

Arrangements with OrbiMed

In recognition of OrbiMed’s participation in, and assistance with, the June 2020 Private Placement, we agreed to grant OrbiMed certain rights. OrbiMed had the right to nominate two persons to be appointed to the Board of Directors (out of a maximum number of 9 directors) and Dr. Jeremy Bender and Dr. Brian Schwartz were accordingly nominated to our Board of Directors effective October 1, 2020. OrbiMed has also been granted the right to participate in future financings of the Company, subject, among other things, to the existing pre-emption rights of the Shareholders under the Companies Act 2006 and existing agreements. OrbiMed has been paid a subscription fee by the Company in relation to its participation in the June 2020 Private Placement.

February 2021 Public Offering

On February 12, 2021, we announced the completion of an underwritten public offering of 39,675,000 ADSs, at a public offering price of $2.90 per ADS, which included 5,175,000 additional ADSs issued upon the exercise in full of the underwriters’ option to purchase additional ADSs. The aggregate gross proceeds to us from the public offering, before deducting underwriting discounts and commissions and offering expenses were $115.1 million.

Manufacturing

We do not own or operate manufacturing facilities for the production of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We have entered into manufacturing agreements with a number of drug substance, drug product, and other manufacturers and suppliers for etigilimab, setrusumab, acumapimod and leflutrozole and we intend to enter into additional manufacturing agreements as necessary. Following our license of alvelestat, we acquired certain clinical trial materials and we will outsource production of further clinical supplies to our own manufacturing suppliers. We also intend to outsource certain product formulation trials. We expect that drug product pre-validation and validation batches will be manufactured to satisfy regulatory requirements where we progress product candidates to late stage trials.

We intend to enter into contractual relationships for the manufacture of commercial supplies for etigilimab, alvelestat and setrusumab, if approved for commercial sale. Any batches of product candidates for commercialization will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA, the EMA, and the regulatory agencies of other jurisdictions in which we are seeking approval. We employ internal resources to manage our manufacturing contractors and ensure they are compliant with current good manufacturing practices.

Commercialization, Sales and Marketing

We do not have our own marketing, sales, or distribution capabilities. In order to commercialize our oncology and rare disease product candidates, if approved for commercial sale, we must either develop a sales and marketing infrastructure or collaborate with third parties that have sales and marketing experience. We have recently entered into a license and collaboration agreement with Ultragenyx for setrusumab. For etigilimab, and alvelestat, if approved, and for any future product candidates for oncology or rare diseases, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize or co-commercialize these product candidates in major markets or potentially to outsource aspects of these functions to third parties or partners. We intend to seek to enter into one or more strategic relationships with third parties for our non-core disease product candidates, acumapimod and leflutrozole to undertake the next phase of clinical development and, if approved, for commercialization.

Competition

We compete directly with other biopharmaceutical and pharmaceutical companies that focus on the treatment of solid tumor cancers and hematologic cancers, OI, AATD, AECOPD or HH. We may also face competition from academic research institutions, governmental agencies and other various public and private research institutions. We expect to face increasingly intense competition as new technologies become available. Any product candidates, including etigilimab, alvelestat, setrusumab, acumapimod and leflutrozole that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

We consider etigilimab’s current closest potential competitors to be existing cancer treatments such as the commercially available immuno-oncology agents (e.g., Yervoy, Keytruda and Opdivo), chemotherapeutic agents, and antibody-based therapeutics such as Avastin and Erbitux. In addition, other potential competitors include several other anti-TIGIT agents (e.g., those currently being developed by Genentech (Roche), Merck, Bristol-Myers Squibb or BMS, Arcus Biosciences, iTeos Therapeutics, Compugen and BeiGene) and investigational immuno-oncologic agents against other targets. There are established pharmaceutical and biotechnology companies that are known to be involved in oncology research.

We consider alvelestat’s current closest potential competitors for the treatment of severe AATD to be alpha1-proteinase inhibitors that are administered intravenously in AAT augmentation therapy.

Currently, there are four inhibitors on the market in the United States and the EU: Grifols’ Prolastin-C, Shire’s Aralast, CSL’s Zemaira and Kamada’s Glassia. Kamada is also investigating an inhaled version of augmentation therapy, InhibRx is in Phase 1 development of INBRX-101, a recombinant human alpha-1 antitrypsin Fc fusion protein (rhAAT-Fc) for replacement therapy and Apic Bio is in the early stages of developing a dual function vector (df-AAV) gene-therapy approach for AATD silencing the mutant Z-AAT protein and augmenting wildtype M-AAT production. Insmed DPP1 inhibitor, brensocatib showed positive Ph2 efficacy data in bronchiectasis, and is being investigated in ARDS and Cystic Fibrosis with AATD listed as a potential additional indication; Ph Pharma acquired an oral NE inhibitor, PHP 303 from Bayer with EU approval for a Phase 2 trial in AATD Vertex has a small molecule corrector for AATD VX-864 in Phase 2 development. Centessa (previously Z-factor) is in Ph1 with ZF874 protein folding corrector for Z-AATD. Santhera has in-licensed an inhaled NE inhibitor and has completed a multiple ascending dose study, in the initial indication of CF; and CHF-6333 is an inhaled human NE inhibitor in Phase 1 development by Chiesi for the treatment of non-cystic fibrosis bronchiectasis and CF.

We consider setrusumab’s current closest potential competitors in development for the treatment of OI to be Amgen’s denosumab (Prolia) an anti- resorptive agent, and Amgen and UCB’s anti-sclerostin antibody, romosozumab (Evenity), which was approved in the United States in April 2019 for osteoporosis. In June 2019, the EMA’s CHMP adopted a negative opinion recommending the refusal of a marketing authorization for Evenity. However, Amgen and UCB announced in October 2019 that following a re-examination procedure the CHMP has adopted a positive opinion recommending marketing authorization for Evenity. The CHMP’s recommendation was reviewed by the European Commission Evenity was authorized in December 2019. In addition, Jiangsu Hengrui has commenced Phase 1 development of an anti-sclerostin antibody for osteoporosis, and Transcenta Holding has licensed the anti-sclerostin antibody blosozumab from Lilly and plans to develop it for osteoporosis. Additionally, Bone Therapeutics is developing osteoblastic cell therapy product candidates. Baylor College of Medicine is also conducting a Phase 1 open label trial of fresolimumab, a TGF-B inhibitor, in adult OI patients.

We consider leflutrozole’s current closest potential competitors for the treatment of HH to be TRT. These include Androgel from AbbVie and Lilly’s Axiron, both administered transdermally by applying a gel formulation, which are approved in the United States and Europe, Andriol from Merck, an oral testosterone therapy, which is approved in Europe but not in the United States and Jatenzo from Clarus approved in the United States in March 2019. There are also other approved TRT product candidates that are administered via injection and other oral TRTs that are still in the development or registration stages, such as Tlando from Lipocine. The FDA held advisory committee meetings in January 2018 for Tlando. On May 9, 2018, Lipocine announced that it had received a complete response letter from the FDA and on May 14, 2019, Lipocine announced the acceptance of the NDA for Tlando and according to Lipocine is eligible to launch after March 27, 2022 when competitors existing patent protection and/or market exclusivity expire. Lipocine also has a pending lawsuit against Clarus for its product Jatenzo.

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

The key competitive factors affecting the success of etigilimab, alvelestat, setrusumab, acumapimod and leflutrozole, if approved, are likely to be their efficacy, safety, dosing convenience, price, the effectiveness of companion diagnostics in guiding the use of related therapeutics, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize product candidates that are safer, more effective, less expensive, more convenient or easier to administer or have fewer or less severe side effects than any product candidates that we may develop. Our competitors may also obtain FDA, EMA or other regulatory approval for their product candidates more rapidly than we may obtain approval for our own product candidates, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if etigilimab, alvelestat, setrusumab, acumapimod or leflutrozole achieve marketing approval, they may be priced at a significant premium over competing product candidates if any have been approved by then. For more information, please see “Risk Factors—Risks Related to Commercialization—We operate in a highly competitive and rapidly changing industry, which may result in others acquiring, developing, or commercializing competing product candidates before or more successfully than we do.”

Intellectual Property

We have acquired or exclusively licensed our intellectual property portfolio from Mereo BioPharma 5 (formerly OncoMed), Novartis and AstraZeneca. We strive to protect and enhance the proprietary technologies, inventions and improvements that we believe are important to our business, including seeking, maintaining and defending patent rights, whether developed internally or acquired or licensed from third parties. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, platforms and our product candidates that are important to the development and implementation of our business.

Our intellectual property is held by Mereo BioPharma 5 Inc., Mereo BioPharma 1 Limited, Mereo BioPharma 2 Limited, Mereo BioPharma 3 Limited and Mereo BioPharma 4 Limited, each of which is a wholly-owned subsidiary of our Company and holds the intellectual property for our product candidates etigilimab and navicixizumab, acumapimod, leflutrozole, setrusumab and alvelestat respectively. As of December 31 2020, our patent portfolio comprises approximately 566 issued patents and approximately 200 pending patent applications on a global basis.

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

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our product candidates or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our product candidates may have an adverse impact on us. If third parties have prepared and filed patent applications prior to March 16, 2013, in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO, to determine priority of invention. For more information, please see “Risk Factors—Risks Related to Intellectual Property.”

Etigilimab (OMP-313M32)

As of December 31, 2020, our patent portfolio relating to our therapeutic candidate etigilimab consisted of two granted U.S. patents and two pending U.S. patent applications, as well as corresponding patent applications in major foreign jurisdictions.

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

The portfolio also includes a second patent family that relates to specific methods of treatment using etigilimab. This patent family currently consists of two pending U.S. applications, and 9 pending foreign patent applications. Any patents that issue from this family are generally expected to expire in 2037.

Alvelestat (MPH-966)

As of December 31, 2020, our patent portfolio relating to our product candidate alvelestat consisted of three issued U.S. patents, no pending U.S. patent applications, 36 issued or allowed foreign patents and three pending foreign patent applications. These patents have all been licensed under our agreement with AstraZeneca. See “Business—Material Agreements—AstraZeneca Agreement.” These issued patents and patent applications, if issued, include claims directed to 2-pyridone derivatives as NE inhibitors and their uses as well as claims to polymorphs of the tosylate salt of a 5-pyrazolyl-2-pyridone derivative, with expected expiry dates between 2024 and 2030. Our patent portfolio relating to our product candidate alvelestat also includes two pending foreign applications which have been filed subsequent to the license agreement with AstraZeneca. These patent applications, if issued, include claims directed to dosage regimens of alvelestat with expected expiry dates in 2041.

Our patent portfolio relating to our product candidate alvelestat also includes one pending international patent application filed under the PCT and one pending U.S. patent application which have been filed subsequent to the license agreement with AstraZeneca. These patent applications, if issued, include claims directed to methods of treatment using alvelestat with expected expiry dates of 2040 and 2041.

Setrusumab (BPS-804)

As of December 31, 2020, our patent portfolio relating to our product setrusumab consisted of three issued U.S. patents, three pending U.S. patent applications, 117 issued foreign patents and 28 pending foreign patent applications. These issued patents and patent applications, if issued, include claims directed to the setrusumab antibody as well as nucleic acids encoding the antibody and the antibody’s use as a medicament; the use of anti-sclerostin antibodies in the treatment of OI; the use of the setrusumab antibody in the treatment of OI with a specific dosing regimen; and use of a sclerostin antagonist in the treatment of a myopathy with expected expiry dates between 2028 and 2039. In December 2020, we entered into a license and collaboration agreement with Ultragenyx for setrusumab for OI. See “—Licensing Agreement with Ultragenyx for setrusumab.”

Navicixizumab (OMP-305B83)

As of December 31, 2020, our patent portfolio relating to Navi consisted of 17 issued U.S. patents and two pending U.S. patent applications, as well as corresponding patents or patent applications in major foreign jurisdictions.

The patent portfolio relating to Navi contains two core patent families, both of which cover the product per se as well as medical uses thereof. Patents and patent applications, if issued, in these core families are expected to expire between 2030 and 2032.

The portfolio also includes several other patent families including issued U.S. and foreign patents and pending applications that relate to specific methods of treatment using Navi. Patents and patent applications, if issued, in these families are expected to expire between 2030 and 2039. Navi was licensed by the Group to OncXerna Inc. in January 2020 pursuant to the terms of a global licensing agreement. See “—Licensing Agreement for Navicixizumab.”

Acumapimod (BCT-197)

As of December 31, 2020, our patent portfolio relating to our product acumapimod consisted of 7 issued or allowed U.S. patents, 5 pending U.S. patent applications, 140 issued or allowed foreign patents, 52 pending foreign applications, and three pending international patent applications filed under the PCT. These issued patents and patent applications, if issued, include claims directed to 5-membered heterocycle-based p38 kinase inhibitors, the use of a pyrazole derivative in the treatment of AECOPD, dosage regimens of acumapimod, the use of acumapimod in the treatment of specific patient subpopulations, methods of producing specific polymorphs of acumapimod and synthetic methods of production of acumapimod with expected expiry dates between 2024 and 2039.

Leflutrozole (BGS-649)

As of December 31, 2020, our patent portfolio relating to our product leflutrozole consisted of four issued U.S. patents, one pending U.S. patent application, 90 issued foreign patents, and 7 pending foreign patent applications. These issued patents and patent applications, if issued, include claims directed to leflutrozole formulations and the use of leflutrozole in treating hypogonadism according to a specific dosing regimen, with expected expiry dates between 2032 and 2037.

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

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the pre-clinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA or BLA is subject to a substantial application user fee. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act (“PDUFA”) for new molecular entity NDAs and original BLAs, the FDA has 10 months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. The FDA does not always meet its PDUFA goal dates, and the review process is often significantly extended by FDA requests for additional information or clarification. This review typically takes 12 months from the date the NDA or BLA is submitted to the FDA, because the FDA has approximately two months to make a “filing” decision.

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

The FDA may also require submission of a REMS plan if it determines that a REMS is necessary to ensure that the benefits of the product outweigh its risks. Depending on the specific serious risk(s) to be addressed, the FDA may require that the REMS include a medication guide or patient package insert, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

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

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications or suspension or revocation of product approvals;

•	product seizure or detention or refusal to permit the import or export of product candidates;

•	injunctions or the imposition of civil or criminal penalties;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information; or

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

In order to market our future product candidates in the European Economic Area (which is comprised of the 27 Member States of the EU plus Norway, Iceland and Liechtenstein) (the “EEA”), and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EEA, medicinal product candidates can only be commercialized after obtaining a Marketing Authorization (“MA”). There are two types of marketing authorizations:

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

In the EEA, an application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a 10 year period of market exclusivity. During this market exclusivity period, the EMA or the competent authorities of the Member States, cannot accept another application for a marketing authorization, or grant a marketing authorization, for a similar medicinal product for the same indication. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed PIP.

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

Regulation in the United Kingdom

Brexit may influence the attractiveness of the United Kingdom as a place to conduct clinical trials. The European Union’s regulatory environment for clinical trials is being harmonized as part of the Clinical Trial Regulations, which are due to enter into full effect at the end of 2021, but it is currently unclear as to what extent the United Kingdom will seek to align its regulations with the European Union. Failure of the United Kingdom to closely align its regulations with the EU may have an effect on the cost of conducting clinical trials in the United Kingdom as opposed to other countries and/or make it harder to seek a marketing authorization for our product candidates on the basis of clinical trials conducted in the United Kingdom.

In the short term, there will be few changes to clinical trials that only have sites in the United Kingdom. The Medicines and Healthcare Products Regulatory Agency (the “MHRA”) have confirmed that the sponsor of a clinical trial can be based in the EEA for an initial period following Brexit. Further investigational medicinal products can be supplied directly from the EU/EEA to a trial site in Great Britain without further oversight until 1 January 2022, and to Northern Ireland beyond such date. The United Kingdom is now a “third country” for the purpose of clinical trials that have sites in the EEA. For such trials the sponsor/legal representative must be based in the EEA, and the trial must be registered on the EU Clinical Trials Register (including data on sites outside of the EEA).

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

The U.S. federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements, such as those between pharmaceutical manufacturers on the one hand and prescribers, purchasers, formulary managers and beneficiaries on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not meet the requirements of a statutory or regulatory exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the U.S. federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated.

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

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by HITECH, and their respective implementing regulations, including the Final HIPAA Omnibus Rule published on January 25, 2013, impose specified requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities and their business associates. Among other things, HITECH made HIPAA’s security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information and other personal information in certain circumstances. For example, the California Consumer Privacy Act of 2018 came into effect on January 1, 2020. State laws are rapidly evolving and often differ from each other in significant ways and may not have the same requirements, thus complicating compliance efforts.

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

Privacy and Data Protection Laws in Europe

We are subject to European laws relating to our and our suppliers’, partners’ and subcontractors’ collection, control, processing and other use of personal data (i.e., any data relating to an identifiable living individual, whether that individual can be identified directly or indirectly). We are subject to the data protection laws in those jurisdictions where we are established and processing personal data. We are also subject to such laws, when outside the EU or UK (as the case may be), where we process personal data relating to individuals in the EU or UK “in the context of” an establishment in those markets, where we specifically target goods or services to EU or UK residents and where we monitor the behavior of individuals in the EU or UK (e.g., undertaking clinical trials). We and our suppliers, partners and subcontractors process personal data including in relation to our employees, employees of customers, clinical trial patients, healthcare professionals and employees of suppliers including health and medical information. The data privacy regime in the EU includes the GDPR, the e-Privacy Directive and the e-Privacy Regulation (once in force) and the national laws and regulations implementing or supplementing each of them. In the UK, we are subject to the UK Data Protection Act 2018 and the GDPR, as implemented into UK law by regulation, along with UK regulations implementing the e-Privacy Directive. The UK’s data protection regime, while currently closely aligned with the EU’s, may diverge over time based on the decisions of the English courts.

The GDPR requires that personal data is only collected for specified, explicit and legal purposes as set out in the GDPR or local laws, and the data generally may then only be processed in a manner consistent with those purposes. The personal data collected and processed must be adequate, relevant and not excessive in relation to the purposes for which it is collected and processed, it must be held securely, not transferred outside of the EEA or UK, in the case of the UK’s GDPR, (unless certain steps are taken to ensure an adequate level of protection), and must not be retained for longer than necessary for the purposes for which it was collected. In addition, the GDPR requires companies processing personal data to take certain organizational steps to ensure that they have adequate records, policies, security, training and governance frameworks in place to ensure the protection of data subject rights, including as required to respond to complaints and requests from data subjects. For example, the GDPR requires us to make more detailed disclosures to data subjects, requires disclosure of the legal basis on which we can process personal data, makes it harder for us to obtain valid consent for processing, will require the appointment of a data protection officer where sensitive personal data (i.e., health data) is processed on a large scale, introduces data breach notification requirements with a low threshold for notifying regulators and imposes additional obligations on us when we are contracting with service providers.

In addition, to the extent a company processes, controls or otherwise uses “special category” personal data (including patients’ health or medical information, genetic information and biometric information), more stringent rules apply, further limiting the circumstances and the manner in which a company is legally permitted to process that data. Finally, the EU’s GDPR provides a broad right for EU member states to create supplemental national laws which may result in divergence across Europe making it harder to maintain a consistent operating model or standard operating procedures. Such laws, for example, may relate to the processing of health, genetic and biometric data, which could further limit our ability to use and share such data or could cause our costs to increase, and harm our business and financial condition.

We depend on a number of third parties in relation to the provision of our services, a number of which process personal data on our behalf. With each such provider we enter into contractual arrangements to ensure that they only process personal data according to our instructions, and that they have sufficient technical and organizational security measures in place. Where we transfer personal data outside the EU or UK, we do so in compliance with the relevant data export requirements from time to time. We take our data protection obligations seriously, as any improper, unlawful or accidental disclosure, loss, alteration or access to, personal data, particularly sensitive personal data (i.e., special category), could negatively impact our business and/or our reputation.

We are also subject to EU and UK laws on personal data export, as we may transfer personal data from the EU or UK to other jurisdictions which are not considered by the European Commission or UK Government, respectively, to offer adequate protection of personal data. Such transfers need to be legitimized by a valid transfer mechanism under the GDPR. Recently, moreover, the EU courts invalidated the EU-U.S. Privacy Shield (the “Privacy Shield”), an EU-US bi-lateral framework, and it remains unclear under what circumstances parties can rely upon the so-called “EU model clauses”, which the Commission is expected to replace soon, to transfer data to countries, like the U.S., not deemed to provide protection for EU personal data. Invalidation of any mechanism on which we rely could require operational changes and increased costs and may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity that could have an adverse effect on our business.

The EU is in the process of replacing the e-Privacy Directive with a new set of rules taking the form of a regulation, which will be directly applicable to the laws of each European member state, without the need for further implementation.

The draft e-Privacy Regulation should reaffirm strict opt-in marketing rules with limited exceptions for business-to-business communications and re-enforce current strict rules relating to non-essential cookies, web beacons and similar technology. Regulation of cookies, web beacons and similar technology may lead to broader restrictions on online research activities, including efforts to understand users’ internet usage. The current draft also significantly increases fining powers to the same levels as GDPR (i.e., the greater of 20 million euros or 4% of total global annual revenue). While no official timeframe has been provided, some commentators have stated that the e-Privacy Regulation could be agreed in 2021 or 2022, with a further one-year implementation period. It remains unclear at the present time whether the UK will change its laws to align with this change in EU law.

There are costs and administrative burdens associated with compliance with the GDPR and the resultant changes in the EU and EEA member states’ national laws and the introduction of the e-Privacy Regulation once it takes effect. Any failure or perceived failure to comply with global privacy laws carries with it the risk of significant penalties and sanctions, such as fines of up to 20 million euros or 4% of global turnover in the EU. These laws or new interpretations, enactments or supplementary forms of these laws, could create liability for us, could impose additional operational requirements on our business, could affect the manner in which we use and transmit patient information and could increase our cost of doing business. Claims of violations of privacy rights or contractual breaches, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

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

Employees

As of December 31, 2020, 2019 and 2018, Mereo had 38, 50, and 37 employees, respectively. As at December 31, 2020, 25 employees are located in the United Kingdom and 13 employees are located in the United States.

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

As at December 31, 2020, Mereo BioPharma Group plc has the following wholly-owned direct or indirect subsidiaries:

Jurisdiction of Organization
Legal Name of Subsidiary
Mereo BioPharma 1 Limited	United Kingdom
Mereo BioPharma 2 Limited	United Kingdom
Mereo BioPharma 3 Limited	United Kingdom
Mereo BioPharma 4 Limited	United Kingdom
Mereo BioPharma Ireland Limited	Ireland
Mereo US Holdings Inc.	Delaware
Mereo BioPharma 5, Inc.	Delaware
Navi Subsidiary, Inc.	Delaware

4.D. Property, Plants and Equipment

Mereo’s principal office is located at 4th Floor, One Cavendish Place, London W1G 0QF, United Kingdom, where Mereo leases approximately 4,000 square feet of office space. Mereo leases this office space under a lease that terminates on August 16, 2025.

Mereo leases approximately 10,000 square feet of office space in Redwood City, California which expires on August 30, 2022.

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

Overview

We are a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. Our existing portfolio consists of six clinical stage product candidates two of which are in ongoing clinical studies, two are partnered for further development and the remaining two will be further developed by a partner. Our lead oncology product candidate, etigilimab (an “anti-TIGIT”), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. We recently initiated a Phase1b/2 basket study for etigilimab in combination with an anti-PD-1 in three rare tumors, including sarcoma, several gynecological carcinomas including cervical and endometrial carcinomas and tumors with high mutation burden. Our rare disease product candidates are alvelestat which is being investigated in an ongoing Phase 2 proof-of-concept study for the treatment of severe AATD and in an investigator-initiated study in hospitalized COVID-19 and setrusumab for the treatment of OI. Following the announcement of the results for setrusumab in a Phase 2b study in adults with OI which demonstrated a dose dependent increase in bone mineral density and bone strength and alignment with the FDA and the EMA on the pivotal study design for children with OI, we announced a strategic partnership with Ultragenyx in December 2020 for the development of setrusumab in children and adults with OI.

We plan to develop our product candidates for oncology and rare diseases through the next key clinical milestone and then partner where it makes sense to do so strategically but also in select cases to develop through regulatory approval and potentially commercialization.

Our second oncology product, navicixizumab for the treatment of late line ovarian cancer has completed a Phase 1 study and has been partnered for further development with OncXerna on a global basis.

We plan to partner or sell our other two product candidates, acumapimod for the treatment of AECOPD and leflutrozole for the treatment of infertility and HH in obese men, recognizing the need for greater resources to take these product candidates to market.

We do not have any approved product candidates and, as a result, have not generated any revenue from product sales. Our ability to generate revenue sufficient to achieve profitability will depend on our successful development and eventual commercialization of our core oncology and rare disease product candidates, if approved, and our ability to complete partnering deals in respect of our non-core product candidates. Since our inception, we have incurred significant operating losses. We had net losses of £163.6 million, £34.8 million and £32.0 million, in the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, we had an accumulated net loss of £309.7 million (£146.1 million as of December 31, 2019).

We expect to continue to incur significant expenses and operating losses for the foreseeable future as we advance the clinical and manufacturing development of our product candidates and seek regulatory approval. If approved, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution.

We also expect to incur expenses in connection with the in-license or acquisition of additional product candidates and the potential clinical development of any such product candidates.

We are organized into a single operating segment following management’s view of the business as a single portfolio of product candidates. Research and development expenses are monitored at a product level; however, decisions over resource allocation are made at an overall portfolio level. Our financing is managed and monitored on a consolidated basis.

Financial Operations Overview

Revenue

We do not currently have any approved product candidates. Accordingly, we have not generated any product related revenue during 2020. In 2021 and in subsequent years, we expect to be able to generate revenues if we are able to obtain regulatory approval and commercialize one or more of our product candidates or through the recognition of milestones and other potential revenues from out-licensing or partnering arrangements for any of our product candidates.

On January 13, 2020, we entered into a license agreement with OncXerna for the development and commercialization of navicixizumab. Under the terms of the agreement, we received an upfront gross payment of £3.1 million ($4 million). The transaction was recorded as a disposal of an intangible asset with a loss on disposal of £10.9 million recognized.

Subsequent to the completion of the licensing and collaboration agreement with Ultragenyx for the development and commercialization of setrusumab on January 25, 2021, we anticipate reporting revenue for the first time in the financial year ending December 31, 2021 relating to income from an out-licensing arrangement.

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

Product candidates in a later stage of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials as well as preparation for potential specific post-authorization evidence generation that might be demanded by regulatory authorities. We expect that our research and development expense will increase substantially as we continue to advance the clinical development of our product candidates, including through our Phase1b/2 basket study for etigilimab and our ongoing Phase 2 proof-of-concept trial for alvelestat; hire additional clinical, scientific, and commercial personnel; and acquire or in-license future product candidates and technologies. As a result, we expect our research and development expenses will increase for the foreseeable future.

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

Our future expenditure on developing its product candidates is therefore highly uncertain. This is due to numerous risks and uncertainties associated with developing our product candidates, including the uncertainty of:

•	the scope, rate of progress, and expense of our research and development activities;

•	the progress and results of our clinical trials and our pre-clinical and non-clinical studies;

•	the terms and timing of regulatory approvals, if any;

•	establishment of arrangements with our third-party manufacturers to obtain manufacturing supply;

•	protection of our rights in its intellectual property portfolio;

•	launch of commercial sales of any of our product candidates, if approved, whether alone or in collaboration with others;

•	third party strategic relationships for clinical development and/or commercialization of our non-core product candidates and performance of our strategic partners under these arrangements;

•	the sale, if any, of one or more of our non-core disease product candidates;

•	acceptance of any of our product candidates, if approved, by patients, the medical community and payors at our desired pricing levels;

•	competition with other therapies; and

•	continued acceptable safety profile of any of our product candidates following approval.

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

Administrative Expenses

Our administrative expenses principally consist of salaries and related benefits, including share-based compensation, for personnel in our executive, finance and other administrative functions. Other general and administrative costs include facility-related costs and professional services fees for auditing, tax and general legal services, our requirements of being a public company listed on Nasdaq, costs incurred relating to the issue of equity to the extent not capitalized and the costs associated with the cancellation of admission of our ordinary shares to trading on the AIM market of London Stock Exchange plc in December 2020.

We expect that our general and administrative costs will increase in the future as our business expands and we increase our headcount to support the planned growth in our operating activities. These increases will likely include increased costs related to the hiring of additional personnel, additional facility-related costs and fees to outside consultants, lawyers and accountants, among other expenses. In addition, we expect to continue to grant share-based compensation awards to existing and future key management personnel and other employees. Additionally, we anticipate increased costs associated with being a U.S. public company, including expenses related to services associated with maintaining compliance with Nasdaq rules and SEC requirements, director compensation, insurance, and investor relation costs. If any of our product candidates that we intend to directly commercialize or co-commercialize obtains regulatory approval, we expect that we will incur expenses associated with building a sales and marketing team.

Finance Income

Finance income consists of interest earned on short-term cash deposits and short-term investments.

Changes in Fair Value of Financial Instruments

The fair value changes in financial instruments are recognized in the statement comprehensive loss.

Loss on Disposal of Intangible Assets

On January 13, 2020, we entered into a license agreement with OncXerna for the development and commercialization of navicixizumab. The transaction was recorded as a disposal of an intangible asset and IP with a carrying value of £13.4 million ($16.5 million) was derecognized as a result of the agreement. Under the terms of the agreement, we received an upfront gross payment of £3.1 million ($4 million). After transaction costs and exchange differences, a loss on disposal of £10.9 million was recognized.

Finance Costs

Finance costs comprise interest on convertible loan notes, interest on our credit facility, finance charges on lease liabilities and any loan modification gains and losses. For further information on the terms of our convertible loan notes see “—Liquidity and Capital Resources—Indebtedness”.

Net Foreign Exchange Gain/(Loss)

Our functional currency is pound sterling. We initially record transactions in foreign currencies at the rate prevailing on the date the transaction first qualifies for recognition. Net foreign exchange gain/(loss) consists of the difference arising on settlement or translation of our foreign currencies, which are primarily held in U.S. dollars.

Net income recognized on acquisition of subsidiary

In 2019, as Mereo BioPharma 5 (formerly OncoMed) was acquired for an amount less than the fair market value of the net assets acquired on the date control was obtained, a gain on bargain purchase of £3.7 million was realized (recognized net against the acquisition transaction costs within the consolidated statement of comprehensive loss). Total acquisition transaction costs amounted to £2.7 million which were wholly incurred in connection with the acquisition. The resulting net income recognized on acquisition of Mereo BioPharma 5 was £1.0 million.

Taxation

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since formation. As at December 31, 2020, 2019 and 2018, we had cumulative carry-forward tax losses of £136.9 million, £70.2 million and £50.6 million, respectively. Our cumulative carry-forward tax losses are expected to increase throughout 2021. Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development (“R&D”) activities, we benefit from the U.K. R&D small or medium-sized enterprise tax credit regime and are able to surrender some of our trading losses that arise from our research and development activities for a cash rebate of up to 33.35% of eligible R&D expenditure. Qualifying expenditures largely comprise employment costs for research staff, subcontracted CRO and CMO costs, consumables and certain internal overhead cost incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. We may not be able to continue to claim payable R&D tax credits in the future because we may no longer qualify as a small or medium-sized company.

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

As of December 31, 2020, the Group had U.S. federal tax losses to be carried forward of approximately £50.1 million (2019: £47.5 million), of which £44.0 million can be carried forward indefinitely and £6.1million which will begin to expire in 2022. As of December 31, 2020, the Group had U.S. state tax losses to be carried forward of approximately £3.3 million which begin to expire in 2027.

As of December 31, 2020, total receivables related to tax credits previously recognized amount to £3.6 million, of which £2.8 million relates to cash rebates for eligible types of research and development activities in the U.K. and the remaining £0.8 million relates to an Alternative Minimum Tax (“AMT”) refund in the U.S. In 2020, the Group recovered £10.4 million of the cash rebate from the R&D claims for the financial years ended December 31, 2019 and 2018. The R&D claim for the financial year ended December 31, 2020 will be submitted around mid-2021 and the Group expects to receive the estimated claim amount of £2.8 million in the second half of 2021.

Critical Accounting Judgments and Estimates

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. In the application of our accounting policies, we are required to make judgments, estimates, and assumptions about the value of assets and liabilities for which there is no definitive third-party reference. The estimates and associated assumptions are based on historical experience and other factors that we consider to be relevant. Actual results may differ from these estimates. We review our estimates and assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

Further details relating to critical accounting judgments and estimates can be found in the consolidated financial statements, incorporated herein by reference.

Recent Accounting Pronouncements

During the year ended December 31, 2019, Mereo adopted IFRS 16 (Leases). Related consequential amendments to other IFRSs have been adopted, where relevant, during the year ended December 31, 2020, however they have not had a material impact on the consolidated financial statements.

5.A. Operating Results

The following table sets forth Mereo’s results of operations for the years ended December 31, 2020 and 2019.

	Year Ended December 31,
	2020	2019
	£’000s	£’000s
Research and development expenses	(16,347)	(23,608)
Administrative expenses	(21,222)	(15,909)

Operating loss	(37,569)	(39,517)
Net income recognized on acquisition of subsidiary	—	1,035
Finance income	44	377
Finance costs	(6,383)	(4,371)
Changes in fair value of financial instruments	(109,849)	875
Loss on disposal of intangible assets	(10,872)	—
Net foreign exchange (loss)/gain	(1,821)	483

Taxation	(166,450)	(41,118)
Income tax benefit	2,822	6,274
Loss attributable to equity holders of the parent	(163,628)	(34,844)

Exchange differences on translation of foreign operations	349	(499)

Total comprehensive loss attributable to equity holders of the parent	(163,279)	(35,343)

Comparison of Years Ended December 31, 2020 and 2019

Research and development (“R&D”) Expenses

The following table sets forth our R&D expenses by product development program for the years ended December 31, 2020 and 2019.

	Year Ended December 31,
	2020	2019
	£’000s	£’000s
Setrusumab (BPS-804)	7,695	13,734
Alvelestat (MPH-966)	4,709	4,976
Etigilimab	1,029	767
Leflutrozole (BGS-649)	135	1,089
Acumapimod (BCT-197)	108	388
Navicixizumab (“Navi”)	1,734	1,721
Other	153	432
Unallocated costs	784	501

Total R&D expenses	16,347	23,608

Total R&D expenses decreased by £7.3 million, or 31%, from £23.6 million in 2019 to £16.3 million in 2020.

R&D expenses relating to setrusumab decreased by £6.0 million, or 44%. The decrease was driven primarily by the completion of the adult Phase 2b study which reported top-line data in November 2019, with a further update in January 2020. Following the licensing and collaboration agreement with Ultragenyx, future ongoing development costs for setrusumab are expected to decrease significantly.

R&D expenses relating to alvelestat remained consistent, reflecting the ongoing Phase 2 proof-of-concept study.

R&D expenses relating to leflutrozole decreased by £1.0 million, or 88%, due to the completion of the Phase 2b study in 2019 and limited activity in 2020 following the completion of the study. Similarly, there were no ongoing studies for acumapimod in 2020 and this resulted in a decrease in R&D expenses for acumapimod of £0.3 million, or 72%.

Partially offsetting the decrease, R&D expenses relating to etigilimab increased by £0.3 million, or 34%. The increase was driven primarily by the costs associated with preparing for the open label Phase 1b/2 basket study in combination with an anti-PD-1 in a range of tumor types. We expect the costs related to the etigilimab program to increase significantly in 2021.

Administrative expenses

Administrative expenses increased by £5.3 million, or 33%, from £15.9 million in 2019 to £21.2 million in 2020.

The increase was primarily due to incremental in legal and professional fees associated with various transactions during the year. Professional and legal fees increased from £1.7 million to £6.9 million in 2019 and 2020, respectively. The increase reflects transaction costs associated with the June 2020 Private Placement and the cancellation of admission of our ordinary shares to trading on the AIM market of London Stock Exchange in December 2020, along with higher costs associated with the Nasdaq listing and managing a larger business in two jurisdictions following the acquisition of Mereo BioPharma 5, partially offset by intellectual property related costs as a result of lower activity associated with setrusumab. Employee-related costs increased by £1.5 million to £7.3 million in 2020 primarily due to the expansion of our management team in 2020 compared to 2019. Premises-related costs increased by £1.7 million in 2020 primarily due to transaction costs associated with renegotiation of our office lease in Redwood City. This was partially offset by a gain on lease modification of £0.9 million. Offsetting these increases were lower travel-related costs, which decreased by £0.5 million from 2019 due to COVID-19 travel restrictions.

Net income recognized on acquisition of subsidiary

In 2019, as Mereo BioPharma 5 (formerly OncoMed) was acquired for an amount less than the fair market value of the net assets acquired on the date control was obtained, a gain on bargain purchase of £3.7 million was realized (recognized net against the acquisition transaction costs within the consolidated statement of comprehensive loss). Total acquisition transaction costs amounted to £2.7 million which were wholly incurred in connection with the acquisition. The resulting net income recognized on acquisition of Mereo BioPharma 5 was £1.0 million.

Finance income and costs

In 2020, a minimal amount of finance income was earned on short-term deposits and the £0.3 million decrease from the prior year was due to the sale of short-term investments in 2019.

Total finance costs increased from £4.4 million in 2019 to £6.4 million in 2020. The increase is primarily related to £2.2 million of additional interest costs on convertible loan notes. This increase was partially offset by a decrease in bank loan interest of £0.4 million and decrease in lease liability finance charges of £0.2 million. In addition, in 2019, there was a bank loan modification gain of £0.5 million. In 2020, there were no such gains or losses and the bank loan was settled in full in December 2020.

Changes in fair value of financial instruments

The total change in fair value of financial instruments for 2020 was a loss of £109.8 million. The loss primarily resulted from the Loan Notes and Warrants in respect of the June 2020 Private Placement, including: (i) a £63.2 million loss realized on the embedded derivative associated with the Loan Notes that was conditional on the passing of the Resolutions at a subsequent general meeting of shareholders held on June 30, 2020, and (ii) a £46.0 million unrealized loss on the Warrants. In addition, the unrealized loss on warrants issued to our former lenders in connection with the loan facility was £0.7 million in 2020.

Net foreign exchange gain/(loss)

The net foreign exchange loss for the year was £1.8 million, a decrease of £2.3 million from a £0.5 million gain in 2019. The net foreign exchange loss consists of a £1.6 million foreign exchange loss on the translation of cash deposits which are primarily held in U.S. dollars throughout the year.

Taxation

The income tax benefit for the year was £2.8 million, a decrease of £3.5 million or 55% from £6.3 million in 2019. The income tax benefit represents eligible cash rebates paid or receivable from the tax authorities in the jurisdictions within which we operate for eligible types of research and development activities and associated expenditure (the “R&D tax credit”).

Further, in February 2020, Mereo BioPharma 5 received a tax refund in respect of AMT of £0.2 million from the U.S. Internal Revenue Service (“IRS”). We currently estimate that an additional £0.8 million of tax refund in respect of AMT will be received in 2021 with respect to 2019.

Loss per share

The loss attributable to equity holders increased £128.8 million from a loss of £34.8 million in 2019 to a loss of £163.6 million in 2020, and during the same period, the weighted average number of ordinary shares increased from 89.4 million in 2019 to 339.0 million in 2020. The resulting increase in basic and diluted loss per share was £0.09 from a loss per share of £0.39 and £0.48 in 2019 and 2020, respectively.

Comparison of the Years Ended December 31, 2019 and 2018

For information relating to the comparison of the years ended December 31, 2019 and 2018, see “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on June 15, 2020.

5.B. Liquidity and Capital Resources

Overview

Under the current business plan and cash flow forecasts, and in consideration of (i) our ongoing research and development efforts which are focused on our etigilimab, our oncology product candidate, and on our rare disease product candidates, setrusumab and alvelestat, (ii) our general corporate funding requirements, (iii) the upfront payment of $50 million received under the license and collaboration agreement with Ultragenyx for setrusumab, and (iv) our recently completed public offering of ADSs in February 2021 which raised approximately $108.2 million (£78.3 million) net cash proceeds, we anticipate that our current on-hand cash resources will extend into 2024. However, we will need additional external funding to complete our development plans and take selected products through to commercialization.

We do not currently have any approved product candidates and have never generated any revenue from product sales or otherwise. As a result, to date, we have financed our operations primarily through the issuances of our equity securities and convertible debt and our credit facility, which we entered into in August 2017 and subsequently repaid in full in December 2020. We raised $183 million (£137.9 million) in private placements of ordinary shares and convertible loan notes in 2020 and in a public offering of ADSs in February 2021.

In September 2018, we entered into a revised loan agreement which enabled us to extend the interest only period of the credit facility from September 30, 2018 to April 30, 2019. On April 23, 2019, we agreed a revision to the loan agreement which extended the interest only period of the credit facility through December 31, 2020. On December 15, 2020, we repaid the outstanding principal and accrued interest in full. In connection with the credit facility, we have issued warrants in respect of an aggregate of 1,243,908 ordinary shares at a weighted average exercise price of £2.95 per ordinary share, which are capable of exercise until October 1, 2028. We issued warrants in respect of an aggregate of 1,243,908 ordinary shares in December 2020 at a price of $0.4144 per share. These are in addition to the previously issued warrants also in respect of 1,243,908 shares. For additional information, see “—Indebtedness—Credit Facility”.

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

Aspire Capital Transaction

On February 10, 2020, we entered into a Purchase Agreement with Aspire Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $25.0 million worth of our ordinary shares that are exchangeable for ADSs over the approximately 30-month term of the Purchase Agreement. In addition, pursuant to the Purchase Agreement, Aspire Capital purchased 11,432,925 ordinary shares equivalent to 2,286,585 ADSs for $3.0 million (£2.3 million). In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we paid Aspire Capital a commission fee of $0.3 million, which was wholly satisfied by the issuance to Aspire Capital of 2,862,595 ordinary shares equivalent to 572,519 ADSs.

Novartis Loan Note

On February 10, 2020, we entered into a £3.8 million convertible loan note instrument with Novartis pursuant to which we issued 3,841,479 unsecured convertible loan notes (the “Novartis Loan Note”) and warrants to purchase 1,449,614 ordinary shares, exercisable until February 2025.

Boxer Capital Transaction

On February 19, 2020, we entered into a securities purchase agreement with Boxer Capital. Under the terms of the agreement, Boxer Capital agreed to invest $3.0 million (£2.3 million) by purchasing 12,252,715 ordinary shares equivalent to 2,450,543 ADSs.

June 2020 Private Placement

On June 3, 2020, we entered into a securities purchase agreement with institutional investors pursuant to which we received approximately $70.0 million (£56.0 million) from the purchasers comprising: $19.4 million (£15.5 million) of ordinary shares and the subscription for Loan Notes in an aggregate principal amount of approximately $50.6 million (£40.5 million). Following the passing of resolutions at our General Meeting on June 30, 2020 the Loan Notes automatically converted into ordinary shares except that no new ordinary shares were issued which would result in any person holding in excess of 9.99 percent of the aggregate voting rights in the Company as a result of the relevant conversion. As a result of automatic conversion, Loan Notes in an aggregate principal amount of £21.8 million (together with accrued interest) converted into 125,061,475 new ordinary shares (“New Ordinary Shares”) on June 30, 2020. As of December 31, 2020, Loan Notes in an aggregate principal amount of £18.9 million remained outstanding and convertible into new ordinary shares or ADSs in accordance with their terms.

Investors in the June 2020 Private Placement also received warrants entitling the holders to subscribe for an aggregate of 161,048,366 new ordinary shares. As of December 31, 2020, there were 160,358,161 warrants outstanding to purchase ordinary shares at an exercise price of £0.348 per ordinary share, subject to the terms of the warrants. In accordance with the terms of the warrants, holders may elect to exercise their warrants on a cashless basis.

February 2021 Public Offering

On February 12, 2021, we announced the completion of an underwritten public offering of 39,675,000 ADSs, at a public offering price of $2.90 per ADS, which includes 5,175,000 additional ADSs issued upon the exercise in full of the underwriters’ option to purchase additional ADSs. The aggregate gross proceeds to us from the offering, before deducting underwriting discounts and commissions and offering expenses were $115.1 million.

Cash Flows

Comparison of Years Ended December 31, 2020 and 2019

The table below summarizes our cash flows from (used in) operating, investing and financing activities for the years ended December 31, 2020 and 2019.

	Year Ended December 31,
	2020	2019
	£’000s	£’000s
Net cash used in operating activities	(28,341)	(45,931)
Net cash from investing activities	1,495	43,295
Net cash from/(used) in financing activities	34,737	(5,710)

Net increase/(decrease) in cash and cash equivalents	7,891	(8,346)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2020 was £28.3 million, a decrease of £17.6 million from £45.9 million in 2019. The decrease was primarily driven by tax credits received of £10.4 million (2019: £1.1 million), an increase of £9.4 million, along with an increase in working capital due mainly to a £3.2 million reduction in trade and other payables. Tax credits received during 2020 relate primarily to the 2018 and 2019 R&D tax credits from the U.K. tax authorities.

Investing Activities

Net cash from investing activities for the year ended December 31, 2020 was £1.5 million, a decrease from £43.3 million in 2019. The decrease was due to the acquisition of Mereo BioPharma 5 in 2019, which provided a net cash inflow on acquisition of £10.1 million and receipt of £32.9 million of short-term investments in the form of short-dated US treasuries, all of which were sold by December 31, 2019. In 2020, we received net proceeds of £1.8 million following the global licensing arrangement for navicixizumab to OncXerna.

Financing Activities

Net cash from financing activities for the year ended December 31, 2020 was £34.8 million, an increase of £40.5 million from a cash outflow of £5.7 million in 2019. The increase is primarily attributable to the total proceeds from the issuance of ordinary shares of £20.1 million and convertible loan notes of £44.4 million, gross of associated transaction costs of £1.3 million and £3.6 million, respectively. These financing transactions included the Aspire Capital Transaction, the Novartis Loan Note, the Boxer Capital Transaction and the June 2020 Private Placement, described above. This increase was partially offset by the repayment of the principal amount and interest of our credit facility in December 2020 of £22.7 million.

Operating and Capital Expenditure Requirements

As of December 31, 2020, we had an accumulated loss of £309.7 million. We expect to continue to report significant operating losses for the foreseeable future as it continues its research and development efforts and seek to obtain regulatory approval of our product candidates and any future product we develop. See also “Risk Factors—Risks Related to Our Business and Industry—If we do not obtain adequate and timely funding, we may not be able to continue as a going concern”.

We expect our expenses to increase substantially in connection with its ongoing development activities related to its product candidates. We also expect to incur costs associated with operating as a U.S. public company listed on Nasdaq.

We anticipate that our expenses will increase substantially due to the costs associated with its current and planned clinical trials, our outsourced manufacturing activities and other associated costs including the management of our intellectual property portfolio. These costs will increase further if we:

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

We expect that our existing cash and short-term deposits will enable us to fund our currently committed clinical trials and operating expenses and capital expenditure requirements into 2024. We have based these estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development of our product candidates and any future product candidates and because the extent to which we may enter into collaborations with third parties for development of any of our product candidates is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements will depend on many factors, including:

•

The costs, timing and results of our ongoing Phase 1b/2 study for etigilimab and our ongoing clinical trials for alvelestat in AATD and COVID-19 infected patients; and the costs for our activities related to our ongoing collaboration with Ultragenyx for setrusumab for the treatment of adults and children with OI;

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

•	the sales price and availability of adequate third-party coverage and reimbursement for our product candidates;

•	the effect of competitors and market developments;

•	the performance of our collaborators and partners under the existing agreements on setrusumab and navicixizumab;

•

the extent to which we are able to acquire new product candidates or enter into licensing or collaboration arrangements for its product candidates, although we currently have no commitments or agreements to complete any such transactions;

•	milestone and deferred payments under Mereo’s license and option agreement with AstraZeneca; and

•	our ability to satisfy HMRC’s enquiries with respect to claims in respect of all filed and future years.

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

On December 15, 2020 we prepaid all amounts due and owing under the New Loan Agreement and Kreos Capital V UK Limited signed a deed of release in respect of all security interests over our collateral. On December 15, 2020 we also issued additional warrants giving each of the former lenders the right to subscribe for 621,954 ordinary shares at a price of $0.4144 per share (the “2020 Warrants”). The 2020 Warrants are an adjustment to the warrant instruments dated August 21, 2017 (the 2017 Warrant Instrument) and October 1, 2018 (the 2018 Warrant Instrument) and those warrants issued to each lender were apportioned between the 2017 Warrant Instrument and 2018 Warrant Instrument in the number of 469,575 and 152,379 respectively for each lender and are subject to the same final exercise date as all prior warrants issued to the lenders being August 21, 2027 for the 2017 Warrant Instrument and October 1, 2028 for the 2018 Warrant Instrument.

June 2020 Private Placement

On June 4, 2020, we announced completion of a private placement transaction with a number of new and existing principally U.S based institutional and accredited investors (the “June 2020 Private Placement”). OrbiMed Private Investments VI, LP (acting through its general partner, OrbiMed Capital GP VI LLC, acting through its managing member, OrbiMed Advisors LLC, collectively referred to herein as “OrbiMed”) led the June 2020 Private Placement with participants including Vivo Capital, Surveyor Capital (a Citadel company), Pontifax Venture Capital, Samsara BioCapital, Commodore Capital, and funds managed by Janus Henderson Investors alongside existing investors Boxer Capital of Tavistock Group and Aspire Capital Fund, LLC (collectively, the “Purchasers”). On June 3, 2020, we entered into a securities purchase agreement (the “June 2020 Purchase Agreement”) with the Purchasers pursuant to which we received $70.0 million (£56.0 million) from the Purchasers comprising: the allotment of ordinary shares at a subscription price of $19.4 million (£15.5 million) utilizing the pre-existing share authorities of the Company, and the subscription for Tranche 1 convertible loan notes (“Loan Notes”) in an aggregate principal amount of $50.6 million (£40.5 million).

Following the passing of resolutions at our General Meeting on June 30, 2020 the Loan Notes automatically converted into ordinary shares of £0.003 each in the capital of the Company except that no new ordinary shares were issued which would result in any person holding in excess of 9.99 percent. of the aggregate voting rights in the Company as a result of the relevant conversion. Accordingly, the automatic conversion resulted in Loan Notes in an aggregate principal amount of £21.8 million (together with accrued interest) converted into 125,061,475 ordinary shares on June 30, 2020. As of December 31, 2020 Loan Notes in an aggregate principal amount of £18.9 million remained outstanding and convertible into ordinary shares or ADSs in accordance with their terms.

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

On April 6, 2017, Novartis delivered to us a notice of conversion with respect to £1,398,552 aggregate principal amount of Novartis Notes. Pursuant to such notice, on April 26, 2017, £1,398,552 aggregate principal amount of Novartis Notes was converted into 632,829 fully paid ordinary shares. Additionally, in connection with such conversion, we issued 588,532 Bonus Shares to Novartis. At December 31, 2019, Novartis was entitled to receive up to 864,998 Bonus Shares.

On June 6, 2019 Novartis delivered to us a notice of conversion with respect to the aggregate principal amount and interest of the Novartis Notes. Pursuant to such notice, on June 21, 2019 the aggregate principal amount and interest of £2,367,004 due under the Novartis Notes was converted into 1,071,042 fully paid ordinary shares at the fixed conversion price of £2.21 per share. Additionally, in connection with such conversion, we issued 864,988 Bonus Shares to Novartis. At December 31, 2020 there was no further liability under the Novartis Notes which were converted in full as at that date.

On February 10, 2020, we entered into a £3.8 million convertible loan note instrument relating to the issue of 3,841,479 New Novartis Notes. The New Novartis Notes are convertible at any time at a fixed price of £0.265 per ordinary share. In addition, on February 10, 2020, in connection with the New Novartis Notes, we entered into a warrant instrument with Novartis to issue 1,449,614 ordinary shares at a weighted average exercise price of £0.265 per ordinary share. These warrants will be capable of exercise until February 10, 2025. The New Novartis Notes and the warrants include an adjustment provision to prevent the dilution of the ordinary shares issuable to Novartis under certain circumstances.

Contingent Value Rights (“CVR”) arrangement

As a consequence of the License Agreement with OncXerna, and in accordance with the terms and conditions of the Contingent Value Rights Agreement for former stockholders of Mereo BioPharma 5 (formerly OncoMed), dated April 23, 2019, by and among Mereo and Computershare Inc., as rights agent, (the “CVR Agreement”), holders of contingent value rights (“CVRs”) pursuant to the CVR Agreement will be entitled to receive certain eligible cash milestone payments made to Mereo under the License Agreement relating to Navi. The receipt of the upfront milestone payment of $4.0 million by us in January 2020 resulted in a payment to CVR holders of approximately 1.2 cents per CVR, a total of approximately $0.5 million (after deductions of costs, charges and expenditures). Future milestone payments occurring prior to the fifth anniversary of the closing of the Merger are also subject to a cash consideration cap, pursuant to which the aggregate principal amount of all cash payments made to holders of CVRs under the CVR Agreement shall in no case exceed $79.7 million.

Mereo accounts for the CVR arrangement as contingent consideration at fair value. As at December 31, 2020, the fair value of the contingent consideration is estimated to be nil. The estimated contingent consideration payable is based on a risk-adjusted, probability-based scenario. Under this approach, the likelihood of future payments being made to the former shareholders of Mereo BioPharma 5 under the CVR arrangement is considered. The estimate could materially change over time in line with the development plan and subsequent commercialization of the Navi product.

5.C. Research and development, patents and licenses, etc.

As a development stage company, most of our business operations are focused on research and development. Please refer to “Item 4. Information On the Company—B. Business Overview—Our Strategy and –Intellectual Property”. For a description of the Company’s research and development policies for the last three years see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Overview—Research and Development Expenses.” For a description of Mereo’s intellectual property, see “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

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

5.F. Contractual Obligations

The table below summarizes Mereo’s contractual obligations at December 31, 2020.

	Payments Due by Period
	Up to 1 year(1)	1-3 Years	3-5 Years	Over 5 Years	Total
	(in thousands of pounds)
Lease liability(1)	849	960	448	—	2,257

Total	849	960	448	—	2,257

(1)	Reflects payments due for our office leases in the UK and the US. The UK lease agreement expires in August 2025 and the US lease agreement, expires in August 2022.

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

Item 6.	Directors, Senior Management And Employees

6.A. Directors, Senior Management and Employees

Executive Officers and Directors

The following table presents information about Mereo’s executive officers and directors, including their ages, as of the date of this annual report:

Name	Age	Position
Executive Officers
Denise Scots-Knight, Ph.D.	61	Chief Executive Officer and Director
Christine Fox	40	Chief Financial Officer
John Lewicki, Ph.D.	69	Chief Scientific Officer
Alastair MacKinnon, MBBS	50	Chief Portfolio Management and Pipeline Strategy
John Richard	63	Chief Business Officer
Charles Sermon	51	General Counsel
Alexandra (Wills) Hughes-Wilson	49	Chief Patient Access and Commercial Planning
Non-Executive Directors
Peter Fellner, Ph.D.	77	Chairman of the Board and Director
Peter Bains	63	Director
Jeremy Bender, Ph.D.	59	Director
Anders Ekblom, M.D., Ph.D.	66	Director
Kunal Kashyap	56	Director
Deepika R. Pakianathan, Ph.D.	56	Director
Brian Schwartz, M.D.	49	Director
Michael S. Wyzga	66	Director

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

Christine Fox. Ms. Fox joined as our Chief Financial Officer in January 2021. From 2015 until joining us, Ms. Fox was the Vice President Finance, External Reporting and most recently Group Financial Controller and Treasurer of Travelport, and prior to that served more than 10 years at KPMG in the U.S. and Switzerland. Ms. Fox is a Certified Public Accountant (CPA) and holds a B.S. in Accounting from Butler University.

John Lewicki, Ph.D. Dr. Lewicki has served as our Chief Scientific Officer since July 2020. He has over 35 years of experience in the biotechnology industry. Dr. Lewicki was President, CEO and a board member of OncoMed from March 2018 to April 2019. Previously, Dr. Lewicki served as Vice President of Research, at Scios Inc. where he co-discovered human B-type natriuretic peptide (BNP). Dr. Lewicki contributed to development of BNP into an FDA-approved treatment (Natrecor) for acute congestive heart failure. Dr. Lewicki received his PhD from the University of California, San Diego. He has coauthored over 80 papers and is co-inventor on over 30 issued US patents.

Alastair MacKinnon, MBBS. Dr. MacKinnon has served as our Chief of Portfolio and Pipeline Strategy since January 2021 and previously as our Chief Medical Officer from July 2015 to December 2020. From 2010 until joining us, Dr. MacKinnon was a Partner of Phase4. Dr. MacKinnon holds a B.Sc. and a MBBS from King’s College London and is a Member of the Royal College of Surgeons in Edinburgh.

John Richard. Mr. Richard has served as our Chief Business Officer, previously titled Head of Corporate Development, since July 2015. Prior to joining us, he was a consultant for Nomura, a global investment bank, and Phase4, and previously served as the head of business development for Sequus Pharmaceuticals Inc., VIVUS Inc. and Genome Therapeutics Corporation. Mr. Richard serves on the boards of QUE Oncology, and previously served on the boards of Catalyst Biosciences, Vaxart, Inc., Aviragen Therapeutics, Inc., and Targacept, Inc. Mr. Richard holds a B.S. from Stanford University and an MBA from Harvard Business School.

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

Alexandra (Wills) Hughes-Wilson. Ms. Hughes-Wilson has served as our Chief of Patient Access and Commercial Planning, previously titled Head of Patient Access and Commercial Planning, since March 2018. Prior to joining us, Ms. Hughes-Wilson was Senior Vice President, Chief Patient Access Officer at Swedish Orphan Biovitrum (publ.) AB, a biotechnology company, from 2012 to 2018, and prior to that served as Vice President Health & Market Access Policy EMEA at Genzyme (now Sanofi Genzyme), a biotechnology company. Ms. Hughes-Wilson holds a bachelor’s degree in Law and Politics (Hons.) from the University of Durham, U.K.

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

Peter Bains. Mr. Bains has served on our Board since July 2015. Mr. Bains was a Representative Executive Officer and Chief Executive Officer of Sosei Group Corporation, a Japanese listed biotechnology company until December 2018. Previously, he was Chief Executive Officer and Executive Director of Syngene International Ltd, a BSE listed contract research organization, where he served as a Non-Executive Director until 2016. Mr. Bains also served as Non-Executive Chairman of Fermenta Biotech Ltd, an Indian specialty manufacturing company until April 2018. Mr. Bains currently serves as Chief Business Officer for MiNA Therapeutics Ltd and as a Non-Executive Director for Apterna Ltd, both privately held UK biotechnology companies. Mr. Bains also serves as a Non-Executive Director of Indivior PLC, a FTSE listed specialty pharmaceuticals company. Mr. Bains holds a B.Sc. (Hons.) from Sheffield University.

Dr. Jeremy Bender. Dr. Bender has served on our board since October 2020. Dr. Bender was recently appointed Chief Executive Officer of DayOne Biopharmaceuticals, Inc. Previously he served as Vice President of Corporate Development at Gilead Sciences, Inc., where he was responsible for development and negotiation of partnerships, alliances, joint ventures, equity investments, licensing agreements and M&A transactions including Gilead’s $4.9bn acquisition of Forty Seven, Inc., and the establishment of a 10-year partnership with Arcus Biosciences Inc., to advance next-generation cancer immunotherapies. Dr. Bender joined Gilead from Tizona Therapeutics, Inc., where he was Chief Operating Officer. Prior to Tizona, he was Chief Business Officer of Sutro Biopharma, Inc.. During his time at Sutro, he successfully completed partnering transactions with Celgene Corporation and EMD Serono. Dr. Bender received his undergraduate degree in Biological Sciences from Stanford University and his Ph.D.in Microbiology & Immunology from the University of Colorado, where he worked on peripheral T-cell selection in the labs of Philippa Marrack and John Kappler. He also holds an M.B.A. from the MIT Sloan School of Management.

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

Kunal Kashyap. Mr. Kashyap has served on our Board since July 2015. Mr. Kashyap is Chairman and Managing Director of Allegro Capital Advisors. He had also served as an Independent Director of GlaxoSmithKline Consumer Healthcare Ltd until June 2019. Mr. Kashyap was a partner with Arthur Andersen, responsible for establishing and managing their operations in South India. Mr. Kashyap is also the Founder and was the Executive Director of Celstream Technologies Private Limited. Mr. Kashyap is a Chartered Accountant from the Institute of Chartered Accountants of India.

Deepika R. Pakianathan, Ph.D. Dr. Pakianathan has served on our Board since April 2019 following completion of the Merger and served as a director of OncoMed since December 2008 until the closing of the Merger. Since 2001, Dr. Pakianathan has been a Managing Member at Delphi Ventures, a venture capital firm focused on biotechnology and medical device investments. Dr. Pakianathan serves on the boards of directors of Karyopharm Therapeutics, Inc., Theravance Biopharma, Inc., Foresite Development Corporation II and Calithera Biosciences, Inc. Dr. Pakianathan previously served on the boards of directors of Alexza Pharmaceuticals, Inc., Alder Biopharmaceuticals, Inc., PTC Therapeutics, Inc. and Relypsa, Inc. Dr. Pakianathan received a B.Sc. from the University of Bombay, India, a M.Sc. from The Cancer Research Institute at the University of Bombay, India, and an M.S. and Ph.D. from Wake Forest University.

Dr. Brian Schwartz. Dr. Schwartz has served on our Board of Directors since October 2020. During the past decade he has served as Senior Vice President, Head of Research & Development and Chief Medical Officer of ArQule Inc., which was acquired for $2.7bn by Merck & Co. in 2020. Prior to ArQule Inc., Dr. Schwartz was Chief Medical Officer at Ziopharm, having previously held several senior leadership roles at Bayer and LEO Pharma. Dr. Schwartz is a Board Member of Cyclacel Pharmaceuticals and Enlivex Therapeutics, an advisor for the California Institute of Regenerative Medicine and acts as an independent consultant for numerous biotech companies. He received his medical degree from the University of Pretoria, South Africa, completed a fellowship at the University of Toronto, Canada and practiced medicine prior to his career in the biopharmaceutical industry.

Michael S. Wyzga. Mr. Wyzga has served on our Board since April 2019 following completion of the Merger and had served as a director of OncoMed since October 2013 until the closing of the Merger. On May 14, 2020, we entered into the Consulting and Interim Chief Financial Officer Agreement with MSW Consulting Inc. and Michael Wyzga by which Mr. Wyzga served as Interim Chief Financial Officer from August 1, 2020 to January 4, 2021, following the departure of Mr. Jones. Mr. Wyzga is currently the President of MSW Consulting Inc., a strategic consulting group focused in the life sciences area. From December 2011 until November 2013, Mr. Wyzga served as President and Chief Executive Officer and a member of the board of directors of Radius Health, Inc. Prior to that, Mr. Wyzga served in various senior management positions at Genzyme Corporation, including as Chief Financial Officer from July 1999 until November 2011. Mr. Wyzga is a member of the boards of directors of Exact Sciences Corporation and LogicBio, and is Chairman of the board of directors of GenSight Biologics S.A. and of X4 Biologics. Mr. Wyzga previously served as a member of the boards of directors of Idenix Pharmaceuticals, Inc. and Altus Pharmaceuticals, Inc., and as a member of the supervisory board of Prosensa Holding B.V. He received an M.B.A. from Providence College and a B.S. from Suffolk University.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

6.B. Compensation

Executive Officer Remuneration

The following table sets forth the approximate remuneration paid during the year ended December 31, 2020.

Name and Principal Position	Salary (£)	Cash Bonus(1) (£)	All Other Compensation(2) (£)	Total(3) (£)
Denise Scots-Knight, Ph.D.	398,808	398,808	70,271	867,887
Jill Henrich(4)	196,376	-	7,014	203,390
Richard Jones(5)	230,513	-	67,339	297,852
Alastair MacKinnon, MBBS	295,886	295,849	33,920	625,655
John Richard	292,770	276,504	23,779	593,053
Charles Sermon	296,783	296,783	41,360	634,927
Alexandra Hughes-Wilson	189,108	151,286	18,911	359,305
John Lewicki, Ph.D.(6)	81,665	31,651	365,835	479,151
Michael S Wyzga(7)	113,424	76,929	-	190,353

(1)	Amount shown reflects cash bonuses awarded for achievement of performance goals.
(2)	Amount shown represents health benefit payments and pension contributions made by us.
(3)

Total compensation set out in this table does not include any amounts for awards under the DBSP or the value of options to acquire Mereo ordinary shares or awards granted to or held by current senior management, which is described in “—Equity Compensation Arrangements.”

(4)	Ms. Henrich left on August 28, 2020.
(5)

Under a settlement agreement dated March 27, 2020, Mr. Jones was not required to acquire Mereo ordinary shares under the 2019 DBP (as defined below) and was paid £100,000, of which £37,500 was treated as salary and £62,500 is included within “All other compensation”. No cash bonus was payable in respect of 2020 to Mr. Jones. Mr. Jones left on July 31, 2020.

(6)

Appointed in July 2020. Amounts received by Mr. Lewicki pursuant to (i) a Consulting Agreement, dated April 23, 2019, between Dr. Lewicki and OncoMed and (ii) a Severance Agreement, dated October 17, 2018, between Dr. Lewicki and OncoMed are included within “All other compensation”.

(7)

Mr. Wyzga served as Interim Chief Financial Officer following the departure of Mr. Jones from August 1, 2020 until January 4, 2021. His compensation for this role is included within this table. His compensation for his role a non-executive director prior to August 1, 2020 is included separately within Non-Executive Directors Remuneration below.

Executive Officer Employment and Consultancy Agreements

Denise Scots-Knight, Ph.D.

We entered into an employment agreement with Dr. Scots-Knight on July 29, 2015. This agreement entitles Dr. Scots-Knight to receive an initial annual base salary of £275,000 (which was subsequently increased to £379,600 for 2018, £390,988 for 2019 and £398,808 for 2020) and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. We currently contribute to Dr. Scots-Knight’s Self-Invested Personal Pension Scheme an amount equal to 15% of Dr. Scots-Knight’s annual salary, provided that she contributes 4% or more of her annual salary to that scheme. In lieu of a pension contribution, we may, at Dr. Scots-Knight’s request, pay a pro-rata amount equal to 10% of her base salary as additional compensation. Either party may terminate the employment agreement by giving the other party not less than 12 months’ written notice, provided that we may terminate Dr. Scots-Knight at any time with immediate effect for cause or by giving written notice to Dr. Scots-Knight that we will instead pay her basic salary for any remaining notice period. Dr. Scots-Knight’s employment agreement also contains restrictive covenants pursuant to which she has agreed to refrain from competing with us or soliciting our key employees for a period of six months following her termination of employment or soliciting our customers for a period of nine months following her termination of employment.

John Lewicki, Ph.D.

We entered into an employment agreement with Dr. Lewicki on July 1, 2020 pursuant to which he commenced employment with us and serves as our Chief Scientific Officer. This agreement entitles Dr. Lewicki to receive an initial annual base salary of $216,000 and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. Either party can terminate the employment agreement at any time, with or without cause. Dr. Lewicki’s employment agreement also contains restrictive covenants pursuant to which he has agreed to refrain from soliciting our key employees for a period of one year following his termination of employment. During 2020, we also made payments due to Dr. Lewicki pursuant to (i) a Consulting Agreement, dated April 23, 2019, between Dr. Lewicki and OncoMed and (ii) a Severance Agreement, dated October 17, 2018, between Dr. Lewicki and OncoMed.

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

The employment agreement between us and Ms. Henrich entitled Ms. Henrich to receive an annual base salary of $357,200 per year and an opportunity to earn an annual discretionary performance-based bonus, subject to achievement of corporate goals. Either party could terminate the employment agreement at any time, with or without cause. Ms. Henrich’s employment agreement also contained restrictive covenants pursuant to which she has agreed to refrain from soliciting our employees for one year following her termination of employment. Ms. Henrich left the Company on August 28, 2020.

Richard Jones

We entered into an employment agreement with Mr. Jones on November 7, 2016 pursuant to which he commenced employment with us on January 28, 2017. This agreement entitled Mr. Jones to receive an initial annual base salary of £250,000 (which was subsequently increased to £260,000 for 2018, £291,200 for 2019 and 2020) and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. Mr. Jones was also eligible to participate in our group personal pension scheme and we agreed to contribute to the pension scheme an amount equal to 10% of Mr. Jones’s annual salary provided that he contributed 4% or more of his annual salary to that scheme. In lieu of a pension contribution, we could, at Mr. Jones’s request, pay a pro-rata amount equal to 10% of his base salary as additional compensation. Either party could terminate the employment agreement by giving the other party not less than six months’ written notice, provided that we could terminate Mr. Jones at any time with immediate effect for cause or by giving written notice to Mr. Jones that we would instead pay his basic salary for any remaining notice period. Mr. Jones’s employment agreement also contained restrictive covenants pursuant to which he agreed to refrain from competing with us or soliciting our key employees for a period of six months following his termination of employment or soliciting our customers for a period of nine months following his termination of employment.

On March 27, 2020 we entered into a Settlement Agreement with Richard Jones including the terms whereby Mr. Jones left the Company. Mr. Jones remained in his position as CFO with the Company for a transitionary period until July 31, 2020.

Alastair MacKinnon, MBBS

We entered into an employment agreement with Dr. MacKinnon on July 29, 2015, and subsequently amended the agreement on November 24, 2017. This agreement entitles Dr. MacKinnon to receive an initial annual base salary of £210,000 (which was subsequently increased to £281,600 for 2018, £290,048 for 2019 and £295,849 for 2020) and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan.

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

The Richard Employment Agreement entitles Mr. Richard to receive an annual base salary of $370,000 which was subsequently increased to $377,400 for 2020), and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. Either party may terminate the employment agreement by giving the other party not less than three months’ written notice, provided that we may terminate Mr. Richard at any time with immediate effect for cause or by giving written notice to Mr. Richard that we will instead pay his basic salary for any remaining notice period. Mr. Richard’s employment agreement also contains restrictive covenants pursuant to which he has agreed to refrain from competing with us or soliciting our key employees or customers for a period of six months following his termination of employment.

Charles Sermon

We entered into an employment agreement with Mr. Sermon on July 29, 2015. This agreement entitles Mr. Sermon to receive an initial annual base salary of £245,000 (which was subsequently increased to £282,490 for 2018, £290,964 for 2019 and £296,783 for 2020) and an opportunity to earn an annual discretionary performance- based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. We have agreed to contribute to Mr. Sermon’s Self-Invested Personal Pension Scheme an amount equal to 10% of Mr. Sermon’s annual salary provided that he contributes 4% or more of his annual salary to that scheme. In lieu of a pension contribution, we may, at Mr. Sermon’s request, pay a pro-rata amount equal to 10% of his base salary as additional compensation. Either party may terminate the employment agreement by giving the other party not less than six months’ written notice, provided that we may terminate Mr. Sermon at any time with immediate effect for cause or by giving written notice to Mr. Sermon that we will instead pay his basic salary for any remaining notice period. Mr. Sermon’s employment agreement also contains restrictive covenants pursuant to which he has agreed to refrain from competing with us or soliciting our key employees for a period of six months following his termination of employment or soliciting our customers for a period of nine months following his termination of employment.

Alexandra (Wills) Hughes-Wilson

Mereo entered into a part-time employment agreement with Ms. Alexandra (Wills) Hughes-Wilson on February 19, 2018, and subsequently amended the agreement on May 29, 2018 and on March 8, 2019. Ms. Hughes-Wilson commenced part-time employment with Mereo as its Head of Patient Access and Commercial Planning on March 5, 2018. The employment agreement entitles Ms. Hughes-Wilson to receive an initial annual base salary of £185,400 which was subsequently increased to £189,108 for 2020) and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with Mereo’s annual bonus plan.

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

Equity Compensation Awards to Directors and Executive Officers of Mereo

The following table summarizes: (i) the outstanding number of options and awards under the equity incentive plans; and (ii) the number of shares granted to directors, executive officers, and non-executive directors, as of December 31, 2020:

Name(1)	Ordinary Shares (including those represented by ADSs)	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share (£)	ADSs Underlying Options	Exercise Price Per ADS ($)	Grant Date	Expiration Date
Denise Scots-Knight, Ph.D.	—	1,544,745	1.29	—	—	September 25, 2015	September 25, 2025
	—	230,769	nil	—	—	June 9, 2016	June 9, 2026
	—	25,319	nil	—	—	April 4, 2017	April 4, 2021
	—	32,205	nil	—	—	April 26, 2018	January 31, 2022
	—	—	—	87,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	87,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	175,000	1.84	February 20, 2020	February 20, 2030
	935,999	—	—	—	—	—	—
John Lewicki, Ph.D.	—	—	—	100,000	2.77	August 12, 2020	August 12, 2030
Jill Henrich	—	—	—	40,000	5.40	May 20, 2019	May 20, 2029
	10,380	—	—	—	—	—	—
Richard Jones	—	650,000	3.03	—	—	April 4, 2017	April 4, 2027
	—	22,058	nil	—	—	April 26, 2018	January 31, 2022
	—	—	—	8,019	5.40	May 20, 2019	May 20, 2029
	—	—	—	6,875	3.00	July 23, 2019	July 23, 2029
	66,915	—	—	—	—	—	—
Alastair MacKinnon, MBBS	—	772,371	1.29	—	—	September 25, 2015	September 25, 2025
	—	117,018	nil	—	—	June 9, 2016	June 9, 2026
	—	17,127	nil	—	—	April 4, 2017	April 4, 2021
	—	22,588	nil	—	—	April 26, 2018	January 31, 2022
	—	—	—	27,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	27,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	85,000	1.84	February 20, 2020	February 20, 2030
	507,920	—	—	—	—	—	—
John Richard	—	772,371	1.29	—	—	September 25, 2015	September 25, 2025
	—	50,000	2.21	—	—	June 1, 2016	June 1, 2026
	—	—	—	27,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	27,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	85,000	1.84	February 20, 2020	February 20, 2030
	314,658	—	—	—	—	—	—
Charles Sermon	—	772,371	1.29	—	—	September 25, 2015	September 25, 2025
	—	134,898	nil	—	—	June 9, 2016	June 9, 2026
	—	19,734	nil	—	—	April 4, 2017	April 4, 2021
	—	23,966	nil	—	—	April 26, 2018	January 31, 2022
	—	—	—	27,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	27,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	85,000	1.84	February 20, 2020	February 20, 2030
	569,859	—	—	—	—	—	—
Alexandra (Wills) Hughes-Wilson	—	30,769	3.25	—	—	May 2, 2018	May 2, 2028
	—	9,231	3.25	—	—	May 2, 2018	May 2, 2028
	—	—	—	18,000	5.40	May 20, 2019	May 20, 2029
	—	—	—	18,000	3.00	July 23, 2019	July 23, 2029
	—	—	—	50,000	1.84	February 20, 2020	February 20, 2030
	16,250	—	—	—	—	—	—
Peter Fellner, Ph.D.	—	1,692,673	1.29	—	—	September 29, 2015	September 29, 2025
	—	—	—	5,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	5,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	11,000	1.84	February 20, 2020	February 20, 2030
	65,500	—	—	—	—	—	—
Peter Bains	—	710,583	1.29	—	—	September 29, 2015	September 29, 2025
	—	—	—	5,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	5,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	11,000	1.84	February 20, 2020	February 20, 2030
	206,796	—	—	—	—	—	—
Paul Blackburn	—	236,974	1.84	—	—	May 11, 2016	May 11, 2026
	—	—	—	5,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	5,500	3.00	July 23, 2019	July 23, 2029

Name(1)	Ordinary Shares (including those represented by ADSs)	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share (£)	ADSs Underlying Options	Exercise Price Per ADS ($)	Grant Date	Expiration Date
	—	—	—	11,000	1.84	February 20, 2020	February 20, 2030
	22,624	—	—	—	—	—	—
Anders Ekblom, M.D., Ph.D.	—	216,264	1.29	—	—	September 29, 2015	September 29, 2025
	—	—	—	5,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	5,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	11,000	1.84	February 20, 2020	February 20, 2030
	189,702	—	—	—	—	—	—
Kunal Kashyap	—	216,264	1.29	—	—	September 29, 2015	September 29, 2025
	—	—	—	5,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	5,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	11,000	1.84	February 20, 2020	February 20, 2030
	1,497,735	—	—	—	—	—	—
Deepika R. Pakianathan, Ph.D.	—	—	—	5,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	5,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	11,000	1.84	February 20, 2020	February 20, 2030
	1,283,670	—	—	—	—	—	—
Michael S. Wyzga	—	—	—	5,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	5,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	11,000	1.84	February 20, 2020	February 20, 2030

(1)	No grants were made to Jeremy Bender or Brian Schwartz as of December 31, 2020.

Mereo has granted or may grant or intend to grant share options and awards under the following seven equity award plans (the “Mereo Share Plans”): (i) the 2015 Plan; (ii) the Share Option Plan; (iii) the LTIP; (iv) the 2016 DBSP; (v) the Mereo 2019 DBP; (vi) the Mereo 2019 Equity Incentive Plan (the 2019 Plan), (vii) the 2019 NED Equity Incentive Plan (the 2019 NED plan) (each as defined below).

The 2015 Plan

Prior to the admission of Mereo ordinary shares to trading on the AIM Market of the London Stock Exchange (“Admission”), Mereo granted options under the 2015 Plan. No further grants have been made under the 2015 Plan since Admission. The 2015 Plan was amended on December 3, 2020.

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

Options have been granted under the 2015 Plan with an exercise price ranging from £1.26 per Mereo ordinary share to £2.17 per Mereo ordinary share.

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

Certain Transactions

Under the Share Option Plan, if certain changes are made in, or events occur with respect to, Mereo ordinary shares (including any variation of share capital, demerger, cancellation of admission, special dividend, rights issue or any other event, which may, in the opinion of the Mereo Board affect the current or future value of Mereo ordinary shares), the number of shares subject to an option or the exercise price of an option may be adjusted as determined by the Mereo Board. In addition, upon such an event, the Mereo Board will determine: (i) whether and to what extent options which have not yet vested will vest; and (ii) the period of time during which any vested option may be exercised.

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

Vesting and Exercise

The LTIP Awards are subject to a vesting schedule as determined by the Mereo Board. LTIP Awards granted to key executive directors and senior management are subject to: (i) a share price performance condition; and (ii) the achievement of strategic operational targets. If on the date a LTIP Award is due to vest or be exercisable a restriction on share dealing (as may be imposed by Mereo’s share dealing code) applies to the award, then the award will vest on the date on which such dealing restriction lifts. During the year ended December 31, 2020, 427,324 options under the LTIP lapsed as the performance conditions for a tranche were not met. To date, no options under the LTIP have vested.

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

Certain Transactions

Under the LTIP, if certain changes are made in or events occur with respect to Mereo ordinary shares (including any variation of share capital, any demerger, cancellation of admission, special dividend, rights issue or other event which may, in the opinion of the Mereo Board, affect the current or future value of Mereo ordinary shares), the number of shares subject to a LTIP Award, or any performance condition, may be adjusted as determined by the Mereo Board. In addition, upon such an event, the Mereo Board will determine: (i) whether and to what extent awards which have not yet vested will vest; and (ii) the period of time during which any vested option may be exercised.

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

If on the date a 2016 DBSP Award is due to vest or be exercisable a restriction on share dealing (as may be imposed by Mereo’s share dealing code) applies to the award, then the award will vest on the date on which such dealing restriction lifts.

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

Certain Transactions

Under the 2016 DBSP, if certain changes are made in or events occur with respect to Mereo ordinary shares (including any variation of share capital, any demerger, cancellation of admission, special dividend, rights issue or other event which may in the opinion of the Mereo Board, affect the current or future value of Mereo ordinary shares), the number of shares subject to a 2016 DBSP Award may be adjusted as determined by the Mereo Board. In addition, upon such an event, the Mereo Board will determine: (i) whether and to what extent 2016 DBSP Awards which have not yet vested will vest; and (ii) the period of time during which any vested option may be exercised.

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

Mereo’s Remuneration Committee has approved awards under the 2016 DBSP in respect of bonuses awarded to certain of Mereo’s executive officers for 2017. These awards are in the form of nil-cost option grants under the 2016 DBSP in the following amounts: Dr. Scots-Knight: 32,205 shares subject to the option; Mr. Jones: 22,058 shares subject to the option; Dr. MacKinnon: 22,588 shares subject to the option; and Mr. Sermon: 23,966 shares subject to the option. These options have vested.

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

Regulatory Issues

The purchase or transfer of Mereo ordinary shares under the 2019 DBP will be subject to obtaining any approval or consent required by Nasdaq (or any other relevant authority) and any restrictions imposed by Mereo’s share dealing code, or any applicable laws or regulations which impose restrictions on share dealing.

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

The Mereo 2019 Equity Incentive Plan (The 2019 EIP)

Our Board adopted the 2019 EIP on April 4, 2019. The Remuneration Committee made minor amendments to the rules of the 2019 EIP on May 16, 2019 and subsequently on February 13, 2020 and January 15, 2021.

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

Awards

On May 20, 2019, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an aggregate of 255,500 ADSs to executives, at an exercise price of $5.40 per ADS. On July 23, 2019, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an additional 215,500 ADSs to executives, at an exercise price of $3.00 per ADS. On February 20, 2020, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an additional 565,000 ADSs to executives, at an exercise price of $1.84 per ADS. On August 12, 2020, the Remuneration Committee of the Board agreed to grant an award in respect of market value options over an additional 100,000 ADSs to an executive, at an exercise price of $2.77 per ADS. On January 19, 2021, the Remuneration Committee of the Board agreed to grant an award in respect of market value options over an additional 170,000 ADSs to an executive, at an exercise price of $3.32 per ADS. On February 1, 2021, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an additional 1,150,000 ADSs to executives, at an exercise price of $2.72 per ADS.

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

Limitation on Awards

Subject to adjustment, the aggregate number of shares available for issuance under the 2019 EIP and the 2019 NED EIP will not exceed 9,590,180 ordinary shares. Beginning in the 2021 calendar year, the total number of ordinary shares available for issuance under the 2019 EIP and the 2019 NED EIP is increased on January 1st of each year in an amount equal to the lesser of (i) 5.3% of our issued and outstanding ordinary shares (measured as of January 1st of such year) and (ii) such number of ordinary shares as determined by the Remuneration Committee of the Board, or such other committee as may be designated by the Board, in its discretion.

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

The number and type of securities subject to award and any exercise price may also be adjusted for various events that may affect the value of ADSs and for changes in applicable laws, regulations or accounting principles.

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

Beginning in the 2021 calendar year, the total number of ordinary shares available for issuance under the 2019 EIP and the 2019 NED EIP is increased on January 1st of each year in an amount equal to the lesser of (i) 5.3% of our issued and outstanding ordinary shares (measured as of January 1st of such year) and (ii) such number of ordinary shares as determined by the Remuneration Committee of the Board, or such other committee as may be designated by the Board, in its discretion.

The Mereo 2019 NED Equity Incentive Plan (The 2019 NED EIP)

Our Board adopted the 2019 NED EIP on April 4, 2019. The Remuneration Committee made minor amendments to the rules of the 2019 NED EIP on May 16, 2019 and subsequently on February 13, 2020 and January 15, 2021.

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

Awards

Awards were granted under the 2019 NED EIP to non-executive directors on May 20, 2019 in respect of (in aggregate) 38,500 ADSs at a per ADS exercise price of $5.40. The terms of the awards include that, at our discretion, the awards will be settled either in ADSs (for payment of the exercise price) or in cash (by reference to the growth in value in excess of the reference exercise price). On July 23, 2019, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an additional 38,500 ADSs to non-executive directors, at an exercise price of $3.00 per ADS. On February 20, 2020, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an additional 77,000 ADSs to non-executive directors, at an exercise price of $1.84 per ADS. On January 19, 2021, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an additional 44,000 ADSs to non-executive directors, at an exercise price of $3.32 per ADS. On February 1, 2021, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an additional 252,000 ADSs to non-executive directors, at an exercise price of $2.72 per ADS.

In the normal course of events and subject to the participant holding the participant’s current office (or being otherwise employed) through each applicable vesting date, such awards shall vest in equal monthly installments over the one year period following their grant date. No performance conditions apply to such awards.

Limitation on Awards

Subject to adjustment, the aggregate number of shares available for issuance under the 2019 EIP and the 2019 NED EIP will not exceed 5.3% of our issued and outstanding ordinary shares (such limit will be measured as of the date of grant of an award).

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

The number and type of securities subject to award and any exercise price may also be adjusted for various events that may affect the value of ADSs and for changes in applicable laws, regulations or accounting principles.

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

For a description of the equity incentive plans see “—E. Share Ownership—Equity Compensation Arrangements.”

Non-Executive Directors Remuneration

The following table sets forth the remuneration paid during 2020 to the current non-executive directors, all of which was in the form of annual fees:

Name	Annual Fees (£)
Peter Fellner, Ph.D.	100,000
Peter Bains	48,000
Jeremy Bender, Ph.D.	10,000
Anders Ekblom, M.D., Ph.D.	48,000
Kunal Kashyap	40,000
Deepika R. Pakianathan, Ph.D.	44,000
Brian Schwartz, M.D.	10,000
Michael S. Wyzga	23,333

Paul Blackburn served as a non-executive director until his resignation on October 1, 2020. Between January 1, 2020 and October 1, 2020 Paul Blackburn was paid total remuneration of £48,000. Jeremy Bender and Brian Schwartz were appointed as non-executive directors on October 1, 2020.

Non-Executive Director Service Contracts

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

On May 14, 2020, we entered into the Consulting and Interim Chief Financial Officer Agreement with MSW Consulting Inc. and Michael Wyzga by which Mr. Wyzga served as Interim Chief Financial Officer following the departure of Richard Jones.

Pension, Retirement or Similar Benefits

Mereo operates a defined contribution pension scheme which is available to all employees. Mereo makes payments of up to 10% of basic salary for executives (up to 15% for Mereo’s Chief Executive Officer) into any pension scheme or similar arrangement as the participating executive may reasonably request (or a payment in lieu thereof). Such payments are not counted for the purposes of determining bonuses or awards under the LTIP. The total amount set aside or accrued by Mereo to provide pension, retirement or similar benefits to Mereo’s current directors and Mereo’s senior management with respect to 2020 was £143,831, which represents contributions made by Mereo in 2020 in respect of a defined contribution scheme.

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

Insurance and Indemnification

To the extent permitted by the U.K. Companies Act 2006, Mereo is empowered under its Articles to indemnify its directors against any liability they incur by reason of their directorship. Mereo maintains directors’ and officers’ insurance to insure such persons against certain liabilities. Mereo has entered into a deed of indemnity with each of its directors.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to the Mereo Board, executive officers, or persons controlling Mereo pursuant to the forgoing provisions, Mereo has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Committees of the Mereo Board

The Mereo Board has four standing committees: an audit and risk committee, a remuneration committee, a nomination and governance committee, and a research and development committee.

Audit and Risk Committee

The audit and risk committee, which, from January 4, 2021, consists of Michael S. Wyzga, Kunal Kashyap and Jeremy Bender, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Wyzga serves as Chairman of the committee. The audit and risk committee consists exclusively of members of our board who are financially literate, and Mr. Wyzga is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit and risk committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit and risk committee is governed by a charter that complies with Nasdaq rules.

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

Remuneration Committee

The remuneration committee, which, from April 1, 2021, consists of Deepika R. Pakianathan, Brian Schwartz and Anders Ekblom, assists the board in determining senior management compensation. Dr. Pakianathan serves as Chairman of the committee. Under Nasdaq rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. However, foreign private issuers are not required to meet this heightened standard. Nonetheless, our board has determined that Dr. Pakianathan, Dr. Schwartz and Dr. Ekblom meet this heightened standard. The remuneration committee is governed by a charter that complies with Nasdaq rules.

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

Nomination and Corporate Governance Committee

The nomination and corporate governance committee, which, from April 1, 2021, consists of Michael S. Wyzga, Jeremy Bender, Anders Ekblom, Kunal Kashyap and Peter Fellner, assists our board in identifying individuals qualified to become members of our board and senior management consistent with criteria established by our board and in developing our corporate governance principles. Dr. Fellner serves as Chairman of the nomination and corporate governance committee. The nomination and corporate governance committee is governed by a charter that complies with Nasdaq rules.

The nomination and corporate governance committee’s responsibilities include:

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

Research and Development Committee

The research and development committee, which consists of Peter Bains, Brian Schwartz, Deepika R. Pakianathan and Anders Ekblom, assists our senior management with oversight and guidance related to strategic research and development matters and provides guidance and makes recommendations to our board regarding strategic research and development matters. Dr. Ekblom serves as Chairman of the research and development committee.

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

6.D. Employees

As of December 31, 2020, 2019 and 2018, Mereo had 38, 50, and 37 employees, respectively. As at December 31, 2020, 25 employees are located in the United Kingdom and 13 employees are located in the United States.

All of our employees are engaged in either general and administrative or research and development functions. None of our employees are covered by a collective bargaining agreement.

6.E. Share Ownership

Share Ownership

The total number of ordinary shares of the company beneficially owned by our directors and executive officers including in the form of ADSs, as of the date of this annual report, was 14,901,114 (which includes shares subject to options that are currently exercisable or will be exercisable within 60 days of February 28, 2021) which represents 2.8% of the total number of ordinary shares outstanding as of February 28, 2021. See Item 7.A. below.

Share Options

See “E. Compensation — Equity Compensation Arrangements.”

Item 7.	Major Shareholders And Related Party Transactions

7.A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of Mereo ordinary shares as of February 28, 2021 by each person, or group of affiliated persons, known by Mereo to own beneficially 5% or more of the outstanding Mereo ordinary shares.

The number of Mereo ordinary shares beneficially owned by each entity, person, board member, or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Mereo ordinary shares held by that person.

The percentage of Mereo ordinary shares beneficially owned as of February 28, 2021 is computed on the basis of 541,226,308 ordinary shares outstanding as of February 28, 2021. As of the date of this annual report, Mereo’s share capital consists of 541,226,308 fully subscribed and paid up shares. Mereo ordinary shares that a person has the right to acquire within 60 days of February 28, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

Name and address of beneficial owner	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders:
OrbiMed Funds (2)	68,658,145	12.69%
Tavistock Group (3)	56,347,731	9.99%
Baker Brothers (4)	56,340,289	9.99%
Vivo Funds (5)	56,685,103	9.83%
Point72 Asset Management LP (6)	34,498,345	6.37%
Citadel Advisors LLC (7)	33,980,386	6.28%
Suvretta Capital Management, LLC (8)	31,827,500	5.88%

(1)	Ordinary shares figures include ordinary shares represented by ADSs.
(2)

Based on information known to Mereo and information contained in a Statement on Schedule 13G filed by OrbiMed Capital GP VII LLC (“GP VII”), OrbiMed Advisors LLC (“OrbiMed Advisors”) and OrbiMed Capital LLC (“OrbiMed Capital”, and together with GPVII and OrbiMed Advisors, the “OrbiMed Funds”) on February 12, 2021. Consists of (i) 17,241,375 ordinary shares that are represented by 3,448,275 ADSs from the February 2021 Public Offering and (ii) 51,416,770 ordinary shares that are represented by 10,283,354 ADSs held by the OrbiMed Funds. The address of the principal business office of the OrbiMed Funds is 601 Lexington Avenue, 54th Floor, New York, NY 10022.

(3)

Based on information known to Mereo and information contained in a Statement on Schedule 13G/A filed by the shareholder on February 16, 2021. Consists of (i) 31,133,365 ordinary shares that are represented by 6,226,673 ADSs held by Boxer Capital, LLC, (ii) 22,815,015 ordinary shares that are represented by 4,563,010 ADSs exercisable upon conversion of warrants held by Boxer Capital, LLC and (iii) 2,399,315 ordinary shares that are represented by 479,863 ADSs held by MVA Investors, LLC. Boxer Capital, LLC is a Delaware company with office address 11682 El Camino Real, Suite 320, San Diego, CA 92130. MVA Investors, LLC is a Delaware company with office address 11682 El Camino Real, Suite 320, San Diego, CA 9213.

(4)

Based on information known to Mereo and information contained in a Statement on Schedule 13G filed by the shareholder on February 16, 2021. Consists of (i) 3,448,275 ordinary shares that are represented by 689,655 ADSs from the February 2021 Public Offering, (ii) 30,151,465 ordinary shares that are represented by 6,030,293 ADSs and (iii) 22,740,550 ordinary shares that are represented by 4,548,110 ADSs exercisable upon conversion of warrants held by held by Baker Bros. Advisors LP. The address of the principal business office of Baker Bros. Advisors LP is 860 Washington St, 3rd Floor, New York, NY 10014.

(5)

Based upon information contained in a Statement on Schedule 13G/A filed by Vivo Capital IX, LLC and Vivo Opportunity, LLC (together with Vivo Capital IX, LLC, the “Vivo Funds”) on February 16, 2021. Consists of (i) 3,850,150 ordinary shares that are represented by 770,030 ADSs held by Vivo Capital IX, LLC, (ii) 17,254,540 ordinary shares that are represented by 3,450,908 ADSs held by Vivo Opportunity, LLC and (iii) 35,580,415 ordinary shares that are represented by 7,116,083 ADSs exercisable upon conversion of warrants held by the Vivo Funds. Vivo Capital IX, LLC is a Delaware limited liability company with an office address of 192 Lytton Avenue, Palo Alto, CA 94301. Vivo Opportunity, LLC is a Delaware limited liability company with an office address of 192 Lytton Avenue, Palo Alto, CA 94301.

(6)

Based upon information contained in a Statement on Schedule 13G filed by the shareholder on March 1, 2021. Consists of 34,498,345 ordinary shares that are represented by 6,899,669 ADSs held by Point72 Asset Management, L.P. The address of the principal business office of Point72 Asset Management is 72 Cummings Point Road, Stamford, CT 06902.

(7)

Based on information known to Mereo and information contained in a Statement on Schedule 13G filed by the shareholder on February 16, 2021. Consists of (i) 3,050,000 ordinary shares that are represented by 610,000 ADSs from the February 2021 Public Offering and (ii) 30,930,386 ordinary shares that are represented by 6,186,077 ADSs held by Citadel Advisors LLC. The address of the principal business office of Citadel Advisors LLC is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

(8)

Based upon information contained in a Statement on Schedule 13G filed by the shareholder on February 19, 2021. Consists of 31,827,500 ordinary shares that are represented by 6,365,500 ADSs held by Suvretta Capital Management, LLC. The address of the principal business office of Suvretta Capital Management, LLC is 540 Madison Avenue, 7th Floor, New York, New York 10022.

To our knowledge, and other than changes in percentage ownership as a result of the shares issued in connection with the Merger, there has been no significant change in the percentage ownership held by the major shareholders listed above in the last three years, except as discussed in “—B. Related Party Transactions”.

7.B. Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2020, or currently in effect with any member of our board of directors or executive officers and the holders of more than 5% of our ordinary shares or ADSs.

Transactions with Mereo’s Executive Officers and Directors

We have entered into employment agreements or consultancy agreements with our executive officers. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Executive Officer Employment and Consultancy Agreement.”

Employee Benefit Trust

In 2016, we established an Employee Benefit Trust (“EBT”) for the purpose of holding ordinary shares (subsequently ADSs) to satisfy the exercise of options under the Company’s share-based incentive schemes.

A total of £nil funding was loaned to the EBT by us during the year ended December 31, 2020 (2019: £1.0 million). A total of 7 ordinary shares were purchased by the EBT during the year ended December 31, 2020 (2019: 1,074,274). In December 2020, the EBT converted its ordinary shares into 247,456 ADSs which it holds along with a cash balance of £21,762 as of December 31, 2020.

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

8.B. Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2020.

Item 9.	The Offer And Listing

9.A.4 Offer and Listing Details

Our ADSs, each representing five of our ordinary shares, nominal value £0.003 per share, have been listed on the Nasdaq Global Market since April 24, 2019. Our ADSs trade under the symbol “MREO.” Prior to that date, there was no public trading market for our ADSs. The Company’s ordinary shares were previously admitted to trading on the AIM market of London Stock Exchange plc with admission canceled with effect from December 18, 2020.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

Our ADSs are listed on the Nasdaq Global Market under the symbol “MREO”.

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

10.D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by Mereo, or that may affect the remittance of dividends, interest, or other payments by Mereo to non-resident holders of our ADSs, other than withholding tax requirements. There is no limitation imposed by English law or in the Articles on the right of non-residents to hold or vote shares.

10.E. Taxation

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of the ADSs or ordinary shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire the ADSs or ordinary shares. This discussion applies only to a U.S. Holder that holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including any estate, gift, alternative minimum or Medicare contribution tax consequences, any U.S. state, local, or non-U.S. tax considerations, and any tax consequences applicable to U.S. Holders subject to special rules, such as:

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

We have not sought and do not intend to seek any ruling from the Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences described herein and there can be no assurance that the IRS or a court will not take a contrary position.

As used herein, a “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of our ADSs or ordinary shares and is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to U.S. Holders of stock in a company that are considered to be a passive foreign investment company (a “PFIC”). In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income (the “asset test”). For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, dividends, gains from certain property transactions, rents and royalties (other than certain rents or royalties derived in the active conduct of a trade or business). Cash is a passive asset for PFIC purposes. Goodwill (the value of which may be determined by reference to the company’s market capitalization) is generally treated as an active asset to the extent attributable to activities intended to produce active income.

Based on our gross income, the average value of our assets, including goodwill, and the nature of the current stage of our business, we do not believe we were a PFIC for the year ended December 31, 2020. There can be no assurance regarding our PFIC status for any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Whether we will be a PFIC in the current or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our goodwill and other intangible assets, is uncertain and may vary substantially over time. In addition, the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year (to the extent applicable) will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC in the current or for any future taxable year. Accordingly, U.S. Holders should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

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

Generally, if we were a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and the U.S. Holder does not make a valid QEF Election or a mark-to-market election (described below), gain recognized upon a disposition (including, under certain circumstances, a pledge) of our ADSs or ordinary shares by the U.S. Holder will be allocated ratably over the U.S. Holder’s holding period for such ADSs or ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as applicable, and an interest charge will be imposed on the resulting tax liability for each relevant taxable year. Further, to the extent that any distribution received by a U.S. Holder on our ADSs or ordinary shares exceeds 125% of the average of the annual distributions received on such securities during the preceding three years or the U.S. Holder’s holding period, whichever is shorter (an “excess distribution”), such excess distribution will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns our ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder owns our ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that would allow them to eliminate the continuing PFIC status under certain circumstances.

To avoid the foregoing rules, a U.S. Holder can make a qualified electing fund election (a “QEF Election”) to treat us and each Lower-tier PFIC as a qualified electing fund in the first taxable year that the entity is treated as a PFIC with respect to the U.S. Holder. A U.S. Holder must make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 for that PFIC to the U.S. Holder’s timely filed U.S. federal income tax return. A U.S. Holder making a QEF election other than for the first taxable year in which it owns (or is treated as owning) an equity interest in a PFIC would continue to be subject to the rules described in the preceding paragraph with respect to such PFIC, unless the U.S. Holder makes a “deemed sale” election with respect to the PFIC and recognizes gain taxed under the general PFIC rules described above with respect to the PFIC stock’s appreciation before the year for which the QEF Election is made.

We will provide the information necessary for a U.S. Holder to make a QEF election with respect to us and we will also use our best efforts to cause each Lower-tier PFIC (as defined below) that we control to provide such information. We intend to provide this information for any taxable year during which our only income is interest income or income from financial investments and for any other taxable year for which we determine that we were a PFIC. However, no assurance can be given that such QEF information will be available for any Lower-tier PFIC that we do not wholly-own. We will post the information necessary to make QEF Elections on our website. If we are a PFIC for any taxable year, the consequences to any U.S. Holder will depend in part on whether the U.S. Holder makes a valid QEF Election or mark-to-market election as described below.

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

If dividend payments in respect of our ADSs or ordinary shares are made in a currency other than the U.S. dollar, the amount of the dividend distribution that a U.S. Holder must include in income will be the U.S. dollar value of the payments made in such other currency, determined at the spot U.S. dollar exchange rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, if the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is actually converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders are urged to consult their tax advisers regarding the tax consequences of receiving, converting or disposing of any non-U.S. currency, received or deemed received as dividends on our ADSs or on the sale or retirement of an ADS or an ordinary share.

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

Sale or Other Taxable Disposition

Except as described under “—Passive Foreign Investment Company Rules” above, a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. A U.S. Holder’s initial tax basis in the ordinary shares or ADSs will generally equal the cost of such ordinary shares or ADSs. If a U.S. Holder used foreign currency to purchase the ordinary shares or ADSs, the cost of the ordinary shares or ADSs will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. Any such gain or loss will be long-term capital gain or loss if at the time of the sale or disposition the U.S. Holder has owned our ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to a tax rate that is lower than the rate applicable to ordinary income. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized upon the sale or disposition of ADSs or ordinary shares will generally be treated as U.S.-source income for foreign tax credit limitation purposes. U.S. Holders should consult their tax advisers regarding the proper treatment of gain or loss, the availability of a foreign tax credit, and for U.S. Holders that sell the ADSs or ordinary shares for an amount denominated in a currency other than the U.S. dollar should consult their tax advisers regarding any potential foreign currency gain or loss that may have to be recognized.

Information Reporting and Backup Withholding

In general, payments of dividends and proceeds from the sale or other disposition of our ADSs or ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) in the case of information reporting, the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisers regarding the application of the information reporting and backup withholding rules.

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

No stamp duty is payable on the issue of our ordinary shares into a depositary receipt system (such as, Mereo understands, that operated by Citibank) or a clearance service (such as, Mereo understands, DTC). Based on current published HMRC practice and case law, no stamp duty reserve tax (“SDRT”) should be payable on the issue of our ordinary shares into a depositary receipt system or a clearance service. Accordingly, no stamp duty or SDRT should be payable on the creation and issue of our ADSs pursuant to the issue of our ordinary shares to Citibank’s custodian.

Transfers of ordinary shares to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services, will generally be regarded by HMRC as subject to stamp duty or SDRT at 1.5% of the amount or value of the consideration or, in certain circumstances, the value of the ordinary shares transferred. In practice, this liability for stamp duty or SDRT is in general borne by such person depositing the relevant shares in the depositary receipt system or clearance service.

No SDRT or stamp duty should be payable on paperless transfers of, or agreements to transfer, our ADSs through the facilities of DTC.

The transfer on sale of ordinary shares by a written instrument of transfer will generally be liable to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer. The purchaser normally pays the stamp duty.

An agreement to transfer ordinary shares outside a depositary receipt system or a clearance service will generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration. Such SDRT is payable on the seventh day of the month following the month in which the charge arises, but where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, (i) any SDRT that has not been paid ceases to be payable, and (ii) any SDRT that has been paid may be recovered from HMRC, generally with interest.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to certain of the information reporting requirements of the Exchange Act. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We publish unaudited interim financial information after the end of the second quarter. We furnish this half-year financial information to the SEC under cover of a Form 6-K.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of this website is http://www.sec.gov. The Company’s website is www.mereobiopharma.com.

10.I. Subsidiary Information

Not applicable.

Item 11.	Quantitative And Qualitative Disclosures About Market Risk

We are exposed to a variety of financial risks. Our overall risk management program seeks to minimize potential adverse effects of these financial risks on our financial performance. Further information relating to quantitative and qualitative disclosures about market risk can be found within Note 23 (Financial and capital risk management and fair value measurement) of our annual financial statements, incorporated by reference into this document.

Interest Rate Risk

We manage interest rate risk by monitoring short and medium-term interest rates and placing cash on deposit for periods that optimize the amount of interest earned while maintaining access to sufficient funds to meet day-to-day cash requirements. In December 2020, we repaid the outstanding principal and accrued interest of our credit facility in full. Prior to the repayment of the credit facility, the interest payable was at a fixed rate of 8.5% per annum. Consequently, there is no material exposure to interest rate risk in respect of interest payable.

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

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves at banking facilities and invested in short-term deposits, and by continuously monitoring our cash forecasts, our actual cash flows and by matching the maturity profiles of financial assets and liabilities.

Foreign Currency Risk

Foreign currency risk reflects the risk that the value of a financial commitment or recognized asset or liability will fluctuate due to changes in foreign currency rates. The majority of our operating costs are denominated in pound sterling, U.S. dollars and Euros. Our financial position, as expressed in pound sterling, is exposed to movements in foreign exchange rates, principally against the U.S. dollar and Euro.

We are exposed to foreign currency risk as a result of operating transactions, translation of foreign currency bank accounts and short-term deposits as well as funding arrangements with our subsidiary.

In addition, the assets and liabilities of our subsidiaries are translated into pound sterling at exchange rates in effect at each balance sheet date and operations accounts are translated using the average exchange rate for the relevant period (where the functional currency of the subsidiary is not pound sterling). Foreign currency translation adjustments are accounted for as a component of comprehensive income and reflected in the foreign exchange translation reserve and in comprehensive income on the consolidated statement of changes in equity.

We monitor our exposure to foreign exchange risk. We have not entered into foreign exchange contracts to hedge against foreign exchange fluctuations but maintain cash and short-term deposits in U.S. dollars to cover anticipated forward commitments. For the year ended December 31, 2020, we recorded a net foreign exchange gain of £0.5 million, compared to less than a £0.1 million loss for the year ended December 31, 2019.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2020, or the Evaluation Date. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

In connection with the preparation of our unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2020, management identified a material weakness in our internal controls related to the understaffing of our accounting department and the resulting lack of IFRS technical accounting skills and lack of effective management review controls as part of our overall financial statement close process. This material weakness has been remediated as of December 31, 2020.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that, as of December 31, 2020, our internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Control over Financial Reporting

Except for the material weakness described above which has been remediated as of December 31, 2020, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board has determined that Mr. Michael S. Wyzga qualifies to serve as an “audit committee financial expert” as defined under the SEC rules, and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Mr. Wyzga also qualifies as an independent director under the corporate governance standards of the Nasdaq listing requirements and the audit committee independence requirements of Rule 10A-3 of the Exchange Act. For more information see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Mereo Board—Audit and Risk Committee.”

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

Ernst & Young LLP, has served as our independent registered public accounting firm for each of the two years ended December 31, 2019 and 2020, for which audited financial statements appear in this annual report.

The following table provides information regarding fees paid by us to Ernst & Young LLP for all services, for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
	(in thousands of pounds)
Audit fees(1)	498	559
Audit related fees(2)	318	311
Other fees	—	—

Total fees	816	870

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and audits of our subsidiary accounts.
(2)	Includes professional services rendered in connection with planned equity fundraising, and the acquisition of OncoMed in 2019.

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

In the years ending December 31, 2020 and 2019 Mereo’s Employee Benefit Trust (“EBT”) purchased 7 ordinary shares and 1,074,274 ordinary shares, respectively. In December 2020, the EBT converted its ordinary shares into 247,456 ADS’s. As at December 31, 2020 a total balance of £21,762 was held by the EBT. Mereo utilizes the EBT to hold ADSs to satisfy the exercise of options under the Mereo’s share-based incentive schemes.

	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs
Month #1 (October 1, 2018 – October 31, 2018)	131,487	£1.90	—	—
Month #2 (December 1, 2018 – December 31, 2018)	31,513	£1.80	—	—
Month #3 (May 1, 2019 – May 31, 2019)	1,074,274	£0.93	—	—
June 4, 2020	7	£0.17	—	—
Total	1,237,274	£1.88	—	—

(1)	The ordinary shares were not purchased as part of a publicly announced plan or program

Item 16F.	Change In Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, Mereo is permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers. While Mereo intends to follow most Nasdaq corporate governance rules, it intends to follow U.K. corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

•

Mereo does not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with the U.K. Companies Act 2006, Mereo’s Articles provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•	Mereo does not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.

•

Mereo does not intend to follow Nasdaq Rule 5635, which generally requires an issuer to seek shareholder approval in connection with certain private placements of equity securities. Mereo intends to follow the requirements of the U.K. Companies Act 2006 with respect to any requirement to obtain shareholder approval to authorize Mereo’s directors to allot shares and to disapply statutory pre-emption rights prior to any private placements of equity securities.

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

Mereo Shareholder Rights Under U.K. Law

The rights of the holders of our ordinary shares are governed by the laws of England and Wales and Mereo’s Articles. The rights of the holders of our ADSs are governed by the deposit agreement.

Purchase and Redemption Rights

Under the U.K. Companies Act 2006, a public limited company may issue redeemable shares if authorized by its articles of association, subject to any conditions stated therein. No redeemable shares may be issued at a time when there are no issued shares of the company existing which are not redeemable. Mereo is empowered to issue redeemable shares under its Articles.

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

Subject to the notice requirements of the U.K. Companies Act 2006 outlined below and Mereo’s Articles, a general meeting of the shareholders of Mereo may be called by the Mereo Board whenever and at such times and places as it shall determine.

A general meeting may also be convened by the Mereo Board on the requisition of two or more Mereo shareholders who hold at least 5% of the paid-up capital of Mereo carrying voting rights at a general meeting.

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

Shareholder Proposals and Shareholder Nomination of Directors

Under the U.K. Companies Act 2006, shareholders of a company may require the directors to call a general meeting of the company and may specify the text of a resolution to be voted on at that meeting if the request is made by two or more shareholders holding at least 5% of the paid-up capital of Mereo carrying voting rights at a general meeting.

In certain circumstances, shareholders may also require the company to circulate to shareholders that are entitled to receive notice of a general meeting, a statement of not more than 1,000 words with respect to (1) a matter referred to in a proposed resolution to be dealt with at that meeting, or (2) other business to be deal with at that meeting. A company is required to circulate a statement once it has received requests to do so from (1) two or more shareholders representing at least 5% of the total voting rights of all shareholders who have a relevant right to vote, or (2) by at least 100 shareholders who have a relevant right to vote and hold shares in the company on which there has been paid up an average sum, per shareholder, of at least £100.

Resolutions to appoint or re-appoint directors to a public limited company such as Mereo must generally be put to shareholders on the basis of one resolution for each nominated director.

Number of Directors

Under the U.K. Companies Act 2006, a public limited company must have at least two directors being natural persons.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART THREE

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1.

Item 19.	Exhibits

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Articles of Association of Mereo BioPharma Group plc (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 24, 2019 (File No. 333-229351)).

2.1*	Form of American Depositary Receipt of Mereo BioPharma Group plc (incorporated into this Form 20-F by reference to Mereo’s Form F-4/A filed March 15, 2019 (File No. 333-229351)).

2.2**	Description of Securities Registered under Section 12 of the Exchange Act.

4.1*	Agreement and Plan of Merger and Reorganization, dated December 5, 2018, by and among Mereo BioPharma Group plc, Mereo US Holdings Inc., Mereo MergerCo One Inc. and OncoMed Pharmaceuticals, Inc. (incorporated into this Form 20-F by reference to Mereo’s Form F-4/A filed March 15, 2019 (File No. 333-229351)).

4.9*†	BCT197 Asset Purchase Agreement, dated July 28, 2015, by and between Mereo BioPharma 1 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

Exhibit No.	Description

4.9.1*	Amendment Agreement for BCT197, dated October 19, 2018, by and between Mereo BioPharma 1 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.9.2*	Addendum to the Asset Purchase Agreement, dated October 4, 2017, by and between Mereo BioPharma 1 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.9.3*	Addendum to the Asset Purchase Agreement, dated April 12, 2016, by and between Mereo BioPharma 1 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.10*†	BGS649 Asset Purchase Agreement, dated July 28, 2015, by and between Mereo BioPharma 2 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.10.1*	Amendment Agreement for BGS649, dated October 19, 2018, by and between Mereo BioPharma 2 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.10.2*	Addendum to the Asset Purchase Agreement, dated August 17, 2017, by and between Mereo BioPharma 2 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.11*†	BPS804 Asset Purchase Agreement, dated July 28, 2015, by and between Mereo BioPharma 3 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.11.1*†	Amendment Agreement, dated August 10, 2018, by and between Mereo BioPharma 3 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.11.2*	Addendum to the Asset Purchase Agreement, dated December 21, 2016, by and between Mereo BioPharma 3 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.12*†	Sublicense Agreement, dated July 29, 2015, by and between Mereo BioPharma 3 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.13*†	Exclusive License and Option Agreement, dated October 28, 2017, by and between Mereo BioPharma 4 Limited and AstraZeneca AB (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.14*	Form of Deed of Indemnity for members of the board of directors of Mereo BioPharma Group plc (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.15*	Form of Contingent Value Rights Agreement by and between Computershare, Inc., as rights agent, and Mereo BioPharma Group plc (incorporated into this Form 20-F by reference to Mereo’s Form F-4/A filed March 15, 2019 (File No. 333-229351)).

4.16†*	Master Research and Collaboration Agreement, dated December 2, 2013, by and between OncoMed Pharmaceuticals, Inc., Celgene Corporation and Celgene Alpine Investment Company II, LLC (incorporated into this Form 20-F by reference to OncoMed’s 10-K filed March 18, 2014 (File No. 001-35993)).

Exhibit No.	Description

4.17*	Form of Letter of Appointment for members of the board of directors of Mereo BioPharma Group plc (incorporated by reference to Exhibit 4.19 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 29, 2019 (File No. 001-38452)).

4.19*	Form of Convertible Loan Note Instrument, dated June 3, 2020, relating to Mereo BioPharma Group plc and amended March 29, 2021 (incorporated by reference to Exhibit 10.3 to the registrant’s report on Form 6-K filed with the SEC on June 5, 2020 (File No. 001-38452)).

4.20*	Form of Warrant Instrument, dated June 3, 2020, relating to Mereo BioPharma Group plc and amended March 29, 2021 (incorporated by reference to Exhibit 10.4 to the registrant’s report on Form 6-K filed with the SEC on June 5, 2020 (File No. 001-384520).

4.21**	Deed of Consent and Amendment to Convertible Loan Note Instrument, dated December 17, 2020 between Mereo BioPharma Group plc. and the Noteholders named therein.

4.22**	Form of Amended Convertible Loan Note Instrument, dated December 18, 2020 relating to Mereo BioPharma Group plc.

4.23**	Form of Amended Convertible Loan Note Instrument, dated February 5, 2021 relating to Mereo BioPharma Group plc.

4.24**	Form of Amended Convertible Loan Note Instrument, dated March 29, 2021 relating to Mereo BioPharma Group plc.

4.25**	Deed of Consent and Amendment to Warrant Instrument, dated March 29, 2021 between Mereo BioPharma Group plc. and the Alpha-1 Project, Inc.

4.26**	Contract of Employment, dated October 20, 2020 between Mereo BioPharma Group plc and Christine Fox.

4.27**	Employment Agreement, dated July 1, 2020 between Mereo BioPharma Group plc and John Lewicki.

4.28**	Form of Convertible Loan Instrument, dated February 10, 2020 relating to Mereo BioPharma Group plc.

4.29**	Form of Warrant Instrument, dated February 10, 2020 relating to Mereo BioPharma Group plc.

4.30**	Deed of Consent and Amendment to Note Instrument, dated November 24, 2020 between Mereo BioPharma Group plc. and Novartis Pharma AG.

4.31**	Deed of Consent and Amendment to Warrant Instrument, dated November 24, 2020 between Mereo BioPharma Group plc. and Novartis Pharma AG.

4.32**††	Collaboration and License Agreement, dated December 17, 2020, between Mereo BioPharma 3 Limited and Ultragenyx Pharmaceutical Inc.

8.1**	List of Subsidiaries of Mereo BioPharma Group plc

10.1*	Securities Purchase Agreement, dated February 10, 2020, by and between Mereo BioPharma Group PLC and Aspire Capital Fund, LLC (incorporated by reference to Exhibit 10.1 to the registrant’s report on Form 6-K filed with the SEC on February 10, 2020 (File No. 001-38452)).

10.2*	Registration Rights Agreement, dated February 10, 2020, by and between Mereo BioPharma Group PLC and Aspire Capital Fund, LLC (incorporated by reference to Exhibit 10.2 to the registrant’s report on Form 6-K filed with the SEC on February 10, 2020 (File No. 001-38452)).

10.3*	Securities Purchase Agreement, dated February 19, 2020, by and between Mereo BioPharma Group PLC and Boxer Capital, LLC (incorporated by reference to Exhibit 10.1 to the registrant’s report on Form 6-K filed with the SEC on February 19, 2020 (File No. 001-38452)).

10.4*	Registration Rights Agreement, dated February 19, 2020, by and between Mereo BioPharma Group PLC and Boxer Capital, LLC (incorporated by reference to Exhibit 10.2 to the registrant’s report on Form 6-K filed with the SEC on February 19, 2020 (File No. 001-38452)).

10.5*	Form of Securities Purchase Agreement, dated June 3, 2020, by and among Mereo BioPharma Group PLC and the several purchasers named therein (incorporated by reference to Exhibit 10.1 to the registrant’s report on Form 6-K filed with the SEC on June 5, 2020 (File No. 001-38452)).

10.6*	Form of Registration Rights Agreement, dated June 3, 2020, by and between Mereo BioPharma Group PLC and the several purchasers named therein (incorporated by reference to Exhibit 10.2 to the registrant’s report on Form 6-K filed with the SEC on June 5, 2020 (File No. 001-38452)).

12.1**	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Description

15.1**	Consent of Independent Registered Public Accounting Firm

101	The following materials from this annual report on Form 20-F formatted in XBRL (Extensible Business Reporting Language) are furnished herewith: (i) the Report of Independent Registered Public Accounting Firm, (ii) the consolidated statements of financial position data, (iii) the consolidated statements of comprehensive loss data, (iv) the consolidated statements of changes in shareholders’ equity (capital deficiency), (v) the consolidated statements of cash flows, and (vi) the notes to consolidated financial statements, in each case tagged as blocks of text and in detail.

*	Previously filed.
**	Filed herewith.
***	Furnished herewith.
†	Portions of this exhibit are subject to a previously filed confidential treatment order pursuant to Rule 406 under the Securities Act.
††

Confidential portions of this exhibit were redacted pursuant to Item 601(b)(10) of Regulation S-K and the Company agrees to furnish supplementally to the Commission a copy of of any omissions upon request.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Mereo BioPharma Group plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mereo BioPharma Group plc (the Company) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of IFRS 16 (Leases).

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

Reading, United Kingdom

March 31, 2021

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

for the years ended December 31, 2020, 2019 and 2018

		Year ended December 31,
	Notes	2020	2019	2018
		£’000s	£’000s	£’000s
Research and development expenses		(16,347)	(23,608)	(22,703)
Administrative expenses		(21,222)	(15,909)	(11,775)

Operating loss		(37,569)	(39,517)	(34,478)

Net income recognized on acquisition of subsidiary		—	1,035	—
Finance income	8	44	377	307
Finance costs	8	(6,383)	(4,371)	(3,807)
Changes in the fair value of financial instruments	8	(109,849)	875	716
Loss on disposal of intangible assets	12	(10,872)	—	—
Net foreign exchange (loss)/gain		(1,821)	483	(44)

Loss before tax	6	(166,450)	(41,118)	(37,306)

Taxation	9	2,822	6,274	5,277

Loss attributable to equity holders of the parent		(163,628)	(34,844)	(32,029)
Other comprehensive gain/(loss) – items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		349	(499)	—

Other comprehensive gain/(loss), net of tax		349	(499)	—

Total comprehensive loss attributable to equity holders of the parent		(163,279)	(35,343)	(32,029)

Basic and diluted loss per share	10	(0.48)	(0.39)	(0.45)

The accompanying notes form an integral part of these consolidated financial statements.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: CONSOLIDATED BALANCE SHEET

as at December 31, 2020 and 2019

		Year Ended December 31,
	Notes	2020	2019
		£’000s	£’000s
Assets
Non-current assets
Property, plant and equipment	11	1,573	11,558
Intangible assets	12	31,648	44,456

		33,221	56,014
Current assets
Prepayments		1,619	2,111
R&D tax credits	9	2,818	10,426
Other taxes recoverable	9	804	979
Other receivables	14	1,016	572
Cash and short-term deposits	15	23,469	16,347

		29,726	30,435

Total assets		62,947	86,449

Equity and liabilities
Non-current liabilities
Provisions	19	1,216	1,449
Interest-bearing loans and borrowings	18	16,142	5,373
Warrant liability	20	50,775	131
Other liabilities		62	44
Lease liability	11	1,158	9,318

		69,353	16,315
Current liabilities
Trade and other payables	21	3,333	6,352
Accruals		4,178	5,138
Provisions	19	418	309
Interest-bearing loans and borrowings	18	—	15,139
Contingent consideration liability	22	—	354
Lease liability	11	636	2,586

		8,565	29,878

Total liabilities		77,918	46,193

Net (liabilities)/assets		(14,971)	40,256

Equity
Issued capital	16	1,017	294
Share premium	16	161,785	121,684
Other capital reserves	16	128,374	59,147
Employee Benefit Trust shares	26	(1,305)	(1,305)
Other reserves	16	5,001	7,000
Accumulated loss	16	(309,693)	(146,065)
Translation reserve	16	(150)	(499)

Total equity		(14,971)	40,256

The accompanying notes form an integral part of these consolidated financial statements.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: CONSOLIDATED STATEMENT OF CASH FLOWS

for the years ended December 31, 2020, 2019 and 2018

		Year ended December 31,
	Notes	2020	2019	2018
		£’000s	£’000s	£’000s
Operating activities
Loss before tax		(166,450)	(41,118)	(37,306)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation of property, plant and equipment	11	1,599	1,577	39
Share-based payments expense	24	1,558	1,636	2,190
Net foreign exchange loss/(gain)		1,821	(483)	44
Increase/(decrease) in provisions	19	162	(517)	(1,003)
Finance income	8	(44)	(377)	(307)
Finance costs	8	6,226	4,606	3,807
Modification (gain)/loss on bank loan	8	—	(456)	730
Gain on bargain purchase		—	(3,681)	—
Gain on lease modification	6	(957)	—	—
Fair value remeasurement on contingent consideration	23	—	354	—
Fair value remeasurement on warrants	8	109,849	(875)	(716)
Loss on disposal of intangible assets	12	10,872	—	—
Working capital adjustments:
(Increase)/decrease in trade and other receivables		141	(936)	804
Increase/(decrease) in trade and other payables		(3,551)	(6,730)	1,602
Tax credits received	9	10,433	1,069	8,152

Net cash flows (used in) operating activities		(28,341)	(45,931)	(23,139)

Investing activities
Acquisition of subsidiary		(354)	10,074	—
(Purchase)/disposal of property, plant and equipment	11	(16)	(21)	(34)
Disposal of intangible assets (net of transaction costs)	12	1,821	—	—
Proceeds from sale of short-term investments		—	32,865	—
Interest earned		44	377	286

Net cash flows from investing activities		1,495	43,295	252

Financing activities
Proceeds from issuance of ordinary shares	16	20,136	—	273
Transaction costs on issuance of shares	16	(1,307)	(761)	(8)
Proceeds from issuance of convertible loan	18	44,375	—	—
Transaction costs issuance of convertible loan		(3,598)	—	—
Repayment of bank loans	18	(19,802)	—	—
Proceeds from loans and borrowings	18	—	—	455
Transaction costs related to loans and borrowings		(81)	—	(921)
Interest paid on bank loan	8	(2,900)	(1,739)	(1,645)
Other financing proceeds		—	—	78
Purchase of treasury shares	26	—	(998)	(307)
Payment of lease liabilities	11	(2,086)	(2,212)	—

Net cash flows from/(used in) financing activities		34,737	(5,710)	(2,075)

Net increase/(decrease) in cash and cash equivalents		7,891	(8,346)	(24,962)
Cash and cash equivalents at January 1		16,347	25,042	50,045
Effect of exchange rate changes		(769)	(349)	(41)

Cash and cash equivalents at December 31	15	23,469	16,347	25,042

The accompanying notes form an integral part of these consolidated financial statements.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the years ended December 31, 2020, 2019 and 2018

	Issued capital	Share premium	Other capital reserves	Employee Benefit Trust	Other reserves	Accumulated losses	Translation reserve	Total equity
	(in £’000s)	(in £’000s)	(in £’000s)	(in £’000s)	(in £’000s)	(in £’000s)	(in £’000s)	(in £’000s)
At December 31, 2017	213	118,227	16,359	—	7,000	(79,316)	—	62,483
Loss for the year to December 31, 2018	—	—	—	—	—	(32,029)	—	(32,029)
Adoption of IFRS 9	—	—	—	—	—	124	—	124
Share-based payments – share options (Note 24)	—	—	1,871	—	—	—	—	1,871
Share-based payments – LTIPs (Note 24)	—	—	319	—	—	—	—	319
Issuance of share capital on June 1, 2018 (Note 16)	—	150	—	—	—	—	—	150
Issuance of share capital on August 3, 2018 on exercise of options (Note 16)	—	13	—	—	—	—	—	13
Issue of share capital on October 22, 2018 on exercise of options (Note 16)	1	110	—	—	—	—	—	111
Issuance of warrants (Note 16)	—	—	44	—	—	—	—	44
Transaction costs on issuance of share capital (Note 16)	—	(8)	—	—	—	—	—	(8)
Purchase of treasury shares (Note 26)	—	—	—	(307)	—	—	—	(307)

At December 31, 2018	214	118,492	18,593	(307)	7,000	(111,221)	—	32,771

Loss for the year to December 31, 2019	—	—	—	—	—	(34,844)	—	(34,844)
Currency translation of foreign operations	—	—	—	—	—	—	(499)	(499)
Share-based payments – share options (Note 24)	—	—	1,543	—	—	—	—	1,543
Share-based payments – LTIPs (Note 24)	—	—	93	—	—	—	—	93
Issuance of share capital on April 23, 2019 (Note 16)	74	—	40,818	—	—	—	—	40,892
Transaction costs related to issuance of share capital on April 23, 2019 (Note 16)	—	(761)	—	—	—	—	—	(761)
Issuance of share capital on conversion of loan note (Note 16)	3	2,366	—	—	—	—	—	2,369
Issuance of share capital on Novartis bonus shares (Note 16)	3	1,587	(1,590)	—	—	—	—	—
Equity element of convertible loan note (Note 16)	—	—	(310)	—	—	—	—	(310)
Purchase of treasury shares (Note 26)	—	—	—	(998)	—	—	—	(998)

At December 31, 2019	294	121,684	59,147	(1,305)	7,000	(146,065)	(499)	40,256

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

	Issued capital	Share premium	Other capital reserves	Employee Benefit Trust	Other reserves	Accumulated losses	Translation reserve	Total equity
	(in £’000s)	(in £’000s)	(in £’000s)	(in £’000s)	(in £’000s)	(in £’000s)	(in £’000s)	(in £’000s)
Loss for the year to December 31, 2020	—	—	—	—	—	(163,628)	—	(163,628)
Other comprehensive income	—	—	—	—	—	—	349	349
Share-based payments (Note 24)	—	—	1,558	—	—	—	—	1,558
Issuance of share capital, net (Note 16)	347	18,715	—	—	(2,125)	—	—	16,937
Issuance of share capital on conversion of loan notes (Note 16)	375	21,386	33,104	—	—	—	—	54,865
Issuance of share capital on conversion of loan notes and warrants (Note 16)	—	—	1,084	—	—	—	—	1,084
Reclassification of loan notes embedded derivative (Note 17)	—	—	33,481	—	—	—	—	33,481
Conversion of warrants	1	—	—	—	126	—	—	127

At December 31, 2020	1,017	161,785	128,374	(1,305)	5,001	(309,693)	(150)	(14,971)

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information

Mereo BioPharma Group plc (the “Company”) is a clinical-stage, United Kingdom (“UK”) based biopharmaceutical company focused on oncology and rare diseases.

The Company is a public limited company incorporated and domiciled in the UK, and registered in England, with shares publicly traded on the Nasdaq Global Market via American Depositary Shares (“ADSs”) under the ticker symbol MREO. The Company’s ordinary shares were previously admitted to trading on the AIM market of London Stock Exchange plc with admission canceled with effect on December 18, 2020. The Company’s registered office is located at Fourth Floor, 1 Cavendish Place, London, W1G 0QF, United Kingdom.

The consolidated financial statements of Mereo BioPharma Group plc and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2020 were authorized for issue in accordance with a resolution of the Directors on March 31, 2021. The principal activities of the Group are the development and commercialization of innovative therapeutic pharmaceutical products.

2. Significant accounting policies

2.1 Basis of preparation

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements are presented in pound sterling (“£”), which is the presentational currency of the Group. The functional currencies of consolidated subsidiaries are pound sterling and US dollars (“$”). All amounts disclosed in the consolidated financial statements and notes have been rounded to the nearest thousand, unless otherwise stated.

2.2 Basis of consolidation

The consolidated financial information comprises the financial statements of Mereo BioPharma Group plc and its subsidiaries as at December 31, 2020. Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

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

2.3 Segmental information

The Group has one operating segment. The Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer. The Group has a single portfolio of product candidates, with only direct research and development expenses monitored at a product candidate level. The CODM makes decisions over resource allocation at an overall portfolio level and the Group’s financing is managed and monitored on a consolidated basis.

Following the acquisition of Mereo BioPharma 5, Inc. (formerly OncoMed Pharmaceuticals, Inc. or “OncoMed”) in 2019, non-current assets held by the Group are located in the United Kingdom and United States. As at December 31, 2020, approximately £0.5 million (2019: £22.4 million) of non-current assets are located in the United States.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.4 Going concern

The Group expects to incur significant operating losses for the foreseeable future as it continues its research and development efforts, seeks to obtain regulatory approval of its product candidates and pursues any future product candidates the Group may develop.

As a result of these anticipated expenditures, the Group will need additional financing to support its continuing operations. Until such time as the Group can generate significant revenue from product sales, or other commercialization revenues, if ever, in respect of its oncology or rare disease product candidates or through partnering and/or out-licensing deals for its non-core disease product candidates, the Group will seek to finance its operations through a combination of public or private equity or debt financings or other sources.

In February 2021, the Group completed a public offering of American Depository Shares (“ADSs”) and raised gross proceeds of $115.1 million (Note 27). This funding, together with the Group’s existing funds, will enable the Group to meet its liabilities as they fall due for the foreseeable future and at least 12 months. Therefore, the Group continues to adopt the going concern basis of accounting in preparing these consolidated financial statements.

2.5 Summary of significant accounting policies

a) Research and development (R&D) costs

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

Expenditure on R&D activities that do not meet the above criteria, including ongoing costs associated with acquired intellectual property rights and intellectual property rights generated internally by the Group, is recognized in the consolidated statement of comprehensive loss as incurred. Intellectual property and in-process R&D from asset acquisitions are recognized as intangible assets at cost.

b) Taxation

Tax expense recognized in the consolidated statement of comprehensive income comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted, or substantively enacted, by the end of the reporting period in the jurisdictions in which the Group operates.

Amounts receivable in respect of research and development tax credits are recognized in the consolidated financial statements provided there is sufficient evidence that the amounts are recoverable. These credits are recognized within income tax in the consolidated statement of comprehensive loss.

A provision is recognized for matters in which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. Where applicable, the assessment is based on management judgment supported by previous experience in respect of such activities and independent tax advice.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax assets to be recovered.

Deferred tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply in the year when the asset or liability is realized, based on tax rates (and tax laws) enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

c) Foreign currencies

Items included in the consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in pound sterling (“£”), which is the presentational currency of the Group. The functional currencies of consolidated subsidiaries are pound sterling and US dollars (“$”).

Transactions in foreign currencies are initially recorded by the Group’s entities at the rate prevailing on the date the transaction first qualifies for recognition. Differences arising on settlement or translation of monetary items as well as gains or losses on the retranslation of foreign currency balances at the period-end are recognized in the consolidated statement of comprehensive loss.

The results and financial position of Group entities that have a functional currency different from the presentational currency of the Group are translated into the presentational currency (pound sterling). The assets and liabilities of such entities are translated into pound sterling at the rate of exchange prevailing at the balance sheet date. Income and expenses are translated at the average rate for the period. Fair value adjustments arising on acquisition of such entities are treated as assets and liabilities of the relevant entity and translated into pound sterling at the closing rate. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

d) Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the plant and equipment if the recognition criteria are met. All other repair and maintenance costs are recognized in profit or loss as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Useful lives of various property, plant and equipment are as follows:

•	Leasehold improvements	shorter of lease term or ten years

•	Office equipment	five years

•	IT equipment	three years

Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of comprehensive loss when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed annually and adjusted prospectively, if appropriate.

e) Business combinations

Business combinations are accounted for using the acquisition method of accounting. At the date of the acquisition, the Group initially recognizes the fair value of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

f) Leases

Effective January 1, 2019, the Group adopted IFRS 16 (Leases) using the modified retrospective approach.

The Group assesses whether a contract is, or contains, a lease at inception of the contract. The Group recognizes a right-of-use asset and a corresponding liability with respect to all lease arrangements in which it is a lessee.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise of fixed lease payments, less any lease incentives receivable.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever there is a significant change in lease term, lease payments or if the lease contract is modified and the lease modification is not accounted for as a separate lease.

The right-of-use assets comprise the initial measurement of the corresponding lease liability and lease payments made at or before the commencement date, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The right-of-use assets are presented within property, plant and equipment. Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset:

•	Right-of-use asset (building)	six to nine years

•	Right-of-use asset (equipment)	one to two years

When the Group is an intermediate lessor, it accounts for the head lease and the sub-lease as two separate contracts. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease. Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

g) Intangible assets

Intangible assets are initially recorded at cost which has been determined as the fair value of the consideration paid and payable. Assets that have been acquired through a business combination are initially recorded at fair value. The fair value of consideration is regularly reviewed based on the probability of achieving contractual milestones.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Where the consideration paid or payable is in shares, the cost is measured in accordance with IFRS 2 (Share Based Payments).

Intangible assets that are not yet available for use are reviewed for impairment at each reporting date by allocating the assets to the cash-generating units to which they relate. The estimated useful life is the lower of the legal duration and economic useful life. The estimated useful lives of intangible assets are reviewed at least annually.

Intangible assets are amortized from the date they are available for commercial use. No amortization has been recognized to date.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

h) Financial instruments

Financial assets and liabilities are recognized in the consolidated balance sheet only when the Group becomes party to the contractual provisions of the instrument.

Financial assets

On initial recognition, a financial asset is classified into one of three primary measurement categories:

•	Amortized cost;

•	Fair value through other comprehensive income (“FVOCI”); or

•	Fair value through profit or loss (“FVTPL”).

The initial classification into a primary measurement category depends on the nature and purpose of the financial asset.

For each reporting period covered herein, the Group’s financial assets included only financial assets held at FVOCI. The Group’s financial assets include short-term investments which are not classified as cash and short-term deposits and are held in a business model whose objective is achieved by both collecting contractual cash flows and selling the short-term investment on maturity.

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

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Embedded derivatives

An embedded derivative is a component of a hybrid contract that also includes a non-derivative host with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. Derivatives embedded in hybrid contracts with hosts that are not financial assets within the scope of IFRS 9 (e.g. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

Compound instruments

Convertible loan notes are regarded as compound instruments consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using a discount rate for an equivalent liability without the conversion feature. The difference between the proceeds from the issue of the convertible loan note and the fair value assigned to the liability component is included in equity.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial liabilities

Borrowings (including interest-bearing loans) are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Under the effective interest method, amortization is included as a finance cost in the consolidated statement of comprehensive loss.

Non-substantial modifications to financial liabilities measured at amortized cost with the associated gain or loss recognized in the consolidated statement of comprehensive loss. The gain or loss is computed as the difference between the original contractual cash flows and the modified cash flows, discounted at the original effective interest rate. For substantial modifications, the existing financial liability is derecognized and a new financial liability is established.

Borrowings are derecognized from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired.

The warrant instruments are recorded at fair value, with changes in the fair value recognized in the consolidated statement of comprehensive loss, where the terms of the warrant instruments allow for cashless exercise.

i) Fair value measurement

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

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

j) Impairment of non-financial assets

Further disclosures relating to impairment of non-financial assets are also provided in the following notes:

• Disclosures for significant assumptions	Note 3

• Property, plant and equipment	Note 11

• Intangible assets not yet available for use	Notes 12 and 13

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

Impairment losses are recognized in the consolidated statement of comprehensive loss in expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive loss unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

k) Cash and short-term deposits

Cash and short-term deposits in the balance sheet comprise cash at banks and on hand along with short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

l) Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the consolidated statement of comprehensive loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Where contingent payments relate to future use of the in-licensed IP, no liability or provision is recognized for variable amounts to be paid to the vendors based on future events unless such arrangements are onerous. The liability (and corresponding expense in the income statement) to the vendors is recognized as an obligation arises.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

m) Provision for deferred cash consideration

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

n) Share-based payments

Employees (including executives) and non-executive directors of the Group receive remuneration in the form of share-based payments, whereby employees and non-executive directors render services as consideration for equity instruments (equity settled transactions).

Incentives in the form of shares are provided to employees under various plans (Note 24). Executive officers also have outstanding shares under a deferred bonus share plan (“DBSP Plan”) and a long-term incentive plan (“LTIP Plan”).

In accordance with IFRS 2 Share-based Payments (“IFRS 2”), charges for these incentives are expensed through the consolidated statement of comprehensive loss on a straight-line basis over their vesting period, based on the Group’s estimate of shares that will eventually vest. The total amount to be expensed is determined by reference to the fair value of the options or awards at the date they were granted. For LTIP shares, the fair value on grant date excludes the impact of any non-market vesting conditions, which are taken into account by adjusting the number of equity instruments included in the measurement of the share-based payment transaction and are adjusted each period until such time as the equity instruments vest.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

In accordance with IFRS 2, the cancellation of share options is accounted for as an acceleration of the vesting period and therefore any amount unrecognized that would otherwise have been charged in future accounting periods is recognized immediately. When options are forfeited, the accounting expense for any unvested awards is reversed.

o) Costs of issuing capital

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

p) Employee Benefit Trust

The Group operates an Employee Benefit Trust (“EBT”), the Mereo BioPharma Group plc Employee Benefit Trust.

The EBT holds ADS’s to satisfy the exercise of options under the Company’s share-based incentive schemes (Note 24). The EBT is a Jersey-based trust which was initially funded by a loan from the Company, which it utilized to purchase shares in sufficient quantity to fulfill the envisaged awards. The Company will issue ordinary shares to a custodian for conversion by a depositary bank to ADS’s and delivery to the EBT. These ordinary shares will be deducted from the shareholders’ funds on the consolidated balance sheet at their nominal value.

Shares held by the EBT are included in the consolidated balance sheet as a reduction in equity.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Significant judgments, estimates and assumptions

The preparation of these consolidated financial statements requires the management of the Group to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Group bases its estimates and judgments on historical experience and on various other assumptions that it considers to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.

3.1 Judgments

a) Share-based compensation

Incentives in the form of shares are provided to employees under certain equity award plans (which consist of both share awards and option grants). The fair value of the employee services received in exchange for equity award plans is recognized as an expense. The expense is based upon a number of assumptions disclosed in Note 24. The selection of different assumptions in the measurement of fair value of the equity award plans could affect the results of the Group.

b) Impairment of intangible assets and property, plant and equipment

An assessment was made in respect of indicators of impairment in the carrying value of the Group’s intangible assets (see Note 13), right-of-use assets, leasehold improvements, office equipment and IT equipment as at December 31, 2020.

If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is recognized as an impairment in the consolidated statement of comprehensive income. The assessment of intangible assets involves a number of significant judgments regarding the likelihood of successful product approval, the costs of attaining approval, the estimated useful life of intangible assets following commercialization and the subsequent commercial profitability of the product once approved.

c) Incremental borrowing rate and lease modification

Future lease payments are discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the incremental borrowing rate. IFRS 16 (Leases) defines the incremental borrowing rate as the rate of interest a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use assets in a similar economic environment.

For the year ended December 31, 2020, the determination of an appropriate discount rate has a significant effect on the lease liabilities recognized. For the current lease portfolio, the incremental borrowing rate was determined based on relevant and available information as the interest rate implicit in the lease arrangements cannot be readily determined.

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

In August 2020, a lease for office space was modified to reduce the size of the office space leased. At the time of this lease modification, judgment was applied in determining the new lease term and remeasuring the lease liability by discounting the revised lease payments using a revised incremental borrowing rate.

d) Identification and classification of financial instruments

On June 3, 2020, the Company completed a private placement transaction (Note 17) which comprised the issue of ordinary shares, Loan Notes and Warrants. Judgment is applied under IAS 32 (Financial instruments: Presentation) in determining the features of the identified financial instruments on both the transaction date and the date of the general meeting at which Resolutions relating to the private placement were voted on by the Shareholders, to determine the appropriate recognition in accordance with IAS 32. In applying this judgment, management considered the probability of passing the Resolutions at the general meeting and the likelihood of a change of control prior to the passing of the Resolutions, which impact the settlement terms of the financial instruments, and the classification of the financial instruments as liabilities or equity. Management concluded that a change of control event is uncertain and outside of the Company’s control, and therefore the conversion feature on the Loan Notes at the transaction date represented a financial liability with an embedded derivative for the conversion option. On the passing of the Resolutions, judgment was applied to determine that the effective terms of the Loans Notes changed and the embedded derivative financial liability representing the conversion option was reclassified to equity at its fair value, with no associated gain or loss recognized in profit or loss.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

e) Business combination

On April 23, 2019, the Group obtained a 100% controlling interest in Mereo BioPharma 5, Inc. (formerly OncoMed), a Company based in the United States (“US”). The value of the net identifiable assets acquired was £44.6 million. Total consideration paid, being the fair value of 24.8 million ordinary shares of the Company, was £40.9 million. As the Group acquired Mereo BioPharma 5, Inc. for an amount less than the fair market value of the net assets acquired, a gain on bargain purchase of £3.7 million was recognized.

Judgment is applied under IFRS 3 (Business Combinations) in determining whether a transaction meets the definition of a business combination, and so accounted for in accordance with its requirements. In applying this judgement, management has considered the underlying economic substance of the transaction in addition to the contractual terms. Our assessment is that Mereo BioPharma 5, Inc. meets the definition of a ‘business’ and the transaction has therefore been accounted for as a business combination.

3.2 Estimates and assumptions

a) Deferred consideration

Deferred consideration in the form of cash is recognized as a provision at each balance sheet date, to the extent its amount is quantifiable at the inception of the arrangement (see Note 19). The amount provided is based on estimates regarding the timing and progress of the related research and development activities.

Deferred consideration in the form of shares is recognized as a share-based payment when it is probable that shares will be transferred.

b) Fair value of financial instruments

As part of the private placement transaction (Note 17), the Group performed a valuation of the fair value of the identified financial instruments including the embedded derivative and the warrants on the transaction date and the general meeting date. For qualifying financial instruments, the fair value is reassessed at each balance sheet date. Specific consideration was applied to the estimation of implied share price on the transaction date, the volatility, credit spread and discount rate.

c) Fair value of intangible assets acquired in business combination

The Group performed a valuation of the fair value of assets acquired and liabilities assumed following the acquisition of Mereo BioPharma 5, Inc.

Based on the assets acquired and liabilities assumed, specific consideration was applied to the valuation of the intangible asset acquired which required an estimation of the expected useful life and future cash flows of the intangible asset alongside the determination of an appropriate discount rate. The intangible asset acquired was valued using a risk adjusted net present value model.

In January 2020, the Group entered into a license agreement with OncXerna Therapeutics, Inc. (“OncXerna”) under which an exclusive worldwide license was granted in respect of intellectual property rights for the development and commercialization of navicixizumab and the associated intangible asset was derecognized (Note 12).

d) Contingent consideration

The Group makes a provision for the estimated fair value of amounts payable to the former shareholders of Mereo BioPharma 5, Inc. under the Contingent Value Rights Agreement (“CVR”), which is accounted for as a contingent consideration liability.

At December 31, 2020, the Group estimates the fair value of the contingent consideration liability to be £nil (2019: £0.4 million ($0.5 million)). The decrease in the fair value of the contingent consideration liability reflects the terms subsequently agreed with OncXerna. Total potential payments under the CVR on a gross, undiscounted basis, are approximately £58.6 million ($80.0 million).

The estimated contingent consideration payable is based on a risk-adjusted, probability-based scenario. Under this approach the likelihood of future payments being made to the former shareholders of Mereo BioPharma 5, Inc. under the CVR is considered. The estimate could materially change over time in line with the development plan and potential subsequent commercialization of the product.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. Changes in accounting policies

a) New standards, interpretations and amendments adopted from January 1, 2020

In the current year, the Group has applied the below amendments to IFRS issued by the IASB that are effective for an annual period that begins on or after January 1, 2020. Their adoption has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements:

•	Amendments to References to the Conceptual Framework in IFRS Standards

•	Amendments to IAS 1 and IAS 8 – Definition of “material”

•	Amendments to IFRS 3 – Definition of a “business”

•	Amendments to IFRS 7 and IFRS 9 – Interest Rate Benchmark Reform

•	Amendment to IFRS 16 – COVID-19 Related Rent Concessions

b) New standards, interpretations and amendments not yet effective

At the date of authorization of these consolidated financial statements, the Group has not applied the following new and revised IFRS that have been issued but are not yet effective:

Effective January 1, 2021

•	Amendments to IFRS 4 Insurance Contracts

•	Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform – Phase 2

Effective January 1, 2022

•	Annual Improvements to IFRS Standards 2018-2020 (Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41)

•	Amendments to IAS 16 – Proceeds before Intended Use

•	Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

Effective January 1, 2023

•	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

•	Amendments to IFRS 17 – Insurance Contracts

The Group does not expect the adoption of the IFRS listed above will have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

5. Group information

Information about subsidiaries

The consolidated financial statements of the Group include:

Name	Principal activities	Country of incorporation	% Equity interest December 31, 2020	% Equity interest December 31, 2019
Mereo BioPharma 1 Limited	Pharmaceutical R&D	UK	100	100
Mereo BioPharma 2 Limited	Pharmaceutical R&D	UK	100	100
Mereo BioPharma 3 Limited	Pharmaceutical R&D	UK	100	100
Mereo BioPharma 4 Limited	Pharmaceutical R&D	UK	100	100
Mereo BioPharma Ireland Limited	Pharmaceutical R&D	Ireland	100	100
Mereo BioPharma 5, Inc.	Pharmaceutical R&D	U.S.	100	100
Navi Subsidiary, Inc.	Pharmaceutical R&D	U.S.	100	100
Mereo US Holdings Inc.	Holding company	U.S.	100	100
Mereo BioPharma Group plc Employee Benefit Trust	Employee share scheme	Jersey	–	–

The registered office of Mereo BioPharma 1 Limited, Mereo BioPharma 2 Limited, Mereo BioPharma 3 Limited and Mereo BioPharma 4 Limited is located at Fourth Floor, 1 Cavendish Place, London W1G 0QF. The registered office of Mereo BioPharma Ireland Limited is Rocktwist House, Block 1, Western Business Park, Shannon, County Clare, V14 FW97, Republic of Ireland.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Mereo US Holdings Inc. was incorporated on December 3, 2018 for the sole purpose of effecting the business combination with Mereo BioPharma 5, Inc. (formerly OncoMed Pharmaceuticals, Inc.) on April 23, 2019. The registered office of Mereo US Holdings Inc., Mereo BioPharma 5, Inc. and its wholly owned subsidiary, Navi Subsidiary, Inc., is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808, US.

6. Loss before taxation

Loss before tax is stated after charging:

	Year ended December 31,
	2020 £’000s	2019 £’000s	2018 £’000s
Fees payable to the Company’s Auditor for the audit of Group accounts	449	514	323
Fees payable to the Company’s Auditor for other services:
Audit of subsidiary accounts	49	45	30
Audit-related assurance services	318	311	171
Accounting advisory services	–	–	10
Legal and professional fees, including patent costs	4,619	2,413	936
Gain on modification of lease	(957)	–	–
Income from sub-lease	(646)	(855)	–
Operating lease expense (IAS 17)	–	–	293
Depreciation of right-of-use assets (IFRS 16)	1,531	1,505	–
Depreciation (excluding right-of-use assets)	68	52	40

Gain on modification of lease, sub-lease income and transaction costs associated with lease modification are included within administrative expenses within the consolidated statement of comprehensive loss.

7. Employees

The average monthly number of persons employed by the Group during the year was:

	Year ended December 31,
	2020	2019	2018
By activity
Administrative	22	28	24
Research and development	17	18	12

Total	39	46	36

Total compensation costs for persons employed by the Group (including Directors) during the year was:

	Year ended December 31,
	2020 £’000s	2019 £’000s	2018 £’000s
Included in research and development expenses:
Salaries	3,046	2,824	1,792
Social security costs	397	110	(30)
Pension contributions	66	62	73
Share-based payment expenses	446	152	526
Included in administrative expenses:
Salaries	4,832	3,384	2,903
Social security costs	681	(124)	(828)
Pension contributions	89	114	99
Share-based payment expenses	1,112	1,485	1,663

Total employee benefit expenses	10,669	8,007	6,198

Total compensation costs for Directors during the year was:

	Year ended December 31,
	2020 £’000s	2019 £’000s	2018 £’000s
Salaries and fees	1,114	1,106	1,047
Benefits in kind	14	17	15
Pension contributions	61	25	11
Bonus	538	294	512

Total	1,727	1,442	1,585

During 2020, one Director was a member of a defined contribution pension scheme (period ended December 31, 2019: two).

Further details concerning the remuneration of key management personnel can be found in Note 26.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. Other income/expenses and adjustments

8.1 Finance income

	Year ended December 31,
	2020 £’000s	2019 £’000s	2018 £’000s
Bank interest earned	5	42	307
Interest earned on short-term investments	–	141	–
Gain on short-term investments	39	194	–

Total finance income	44	377	307

8.2 Finance costs

	Year ended December 31
	2020 £’000s	2019 £’000s	2018 £’000s
Interest on convertible loan notes	(2,241)	(20)	(185)
Other interest	–	(10)	–
Interest on bank loan	(2,900)	(1,739)	(1,645)
Interest on lease liabilities	(1,085)	(1,314)	–
Accreted interest on bank loan	–	(1,523)	(782)
Modification gain/(loss) on bank loan	–	456	(730)
Loss on short-term deposits	–	–	(22)
Discounting of provision for deferred cash consideration	(157)	(221)	(443)

Total finance costs	(6,383)	(4,371)	(3,807)

8.3 Changes in the fair value of financial instruments

	Year ended December 31
	2020 £’000s	2019 £’000s	2018 £’000s
Changes in the fair value of warrants – placement (Note 20)	(45,977)	–	–
Changes in the fair value of warrants – bank loan (Note 20)	(714)	875	716
Changes in the fair value of embedded derivative (Note 18)	(63,158)	–	–

Total	(109,849)	875	716

In 2019 and 2018, changes in the fair value of financial instruments were included within finance costs. The 2019 and 2018 comparative balances have been reclassified accordingly.

9. Taxation

	Year ended December 31,
	2020 £’000s	2019 £’000s	2018 £’000s
UK corporation tax R&D credit	2,822	5,149	5,277
Other tax income / (expense)	–	1,125	–

Taxation	2,822	6,274	5,277

UK income tax

The Group is entitled to claim tax credits in the United Kingdom (the “UK”) under the UK R&D small or medium-sized enterprise (“SME”) scheme, which provides additional taxation relief for qualifying expenditure on R&D activities, and includes an option to surrender a portion of tax losses arising from qualifying activities in return for a cash payment from HM Revenue & Customs (“HMRC”). The amount included in the financial statements represents the credit receivable by the Group for the year. The claims in respect of the year ended December 31, 2019 have been received by the Group.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

US income tax

As at December 31, 2020, £0.8 million is receivable related to Alternative Minimum Tax (“AMT”) credits, recognized as other taxes recoverable within the consolidated balance sheet. At December 31, 2020, the Group had an Uncertain Tax Position of £2.5 million being held off the Balance Sheet, in respect of the R&D tax credits in the US. The Uncertain Tax Position is calculated based upon historic US R&D claims and equates to approximately 20% of the outstanding US R&D claims.

Reconciliation of effective tax rate

	Year ended December 31,
	2020	2019	2018
	£’000s	£’000s	£’000s
Loss on ordinary activities before income tax	(166,450)	(41,118)	(37,306)
Loss on ordinary activities before tax at the UK’s statutory income tax rate of 19% (2019: 19%)	31,626	7,812	7,088
Expenses not deductible for income tax purposes (permanent differences)	(13,270)	(317)	(1,070)
Income not taxable	4	–	–
Temporary timing differences	–	(343)	(277)
R&D relief uplift	1,214	2,540	2,271
Losses (unrecognized)	(14,479)	(4,380)	(2,804)
Deferred income from MBG loan guarantee costs	–	(54)	69
Foreign tax	184	–	–
Differences in overseas tax rates	261	340	–
Derecognition of deferred tax	(2,686)	–	–
Gain on bargain purchase	–	699	–
Other	(32)	(23)	–

Tax credit for the year	2,822	6,274	5,277

Deferred tax

The analysis of unrecognized deferred tax is set out below:

	Year ended December 31,
	2020	2019	2018
	£’000s	£’000s	£’000s
Losses	37,021	19,443	8,604
Loan relationships	421	–	–
US tax credits	9,880	10,032	–
Accruals	–	947	–
Fixed assets	414	400	–
Share options	55	–	–
Other US deferred tax	86	–	–
Other	137	202	6
Temporary differences	18	4	495

Net deferred tax asset (unrecognized)	48,032	31,028	9,105

The analysis of recognized deferred tax is set out below:

	At January 1, 2020	Recognized in income	At December 31, 2020
Deferred tax liabilities
Intangible asset and right-of-use asset	(2,686)	2,590	(96)
Deferred tax asset
Net operating losses	2,686	(2,590)	96

Net deferred tax asset / (liability)	–	–	–

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The deferred tax liability has arisen from the recognition of separately identifiable intangible assets on the acquisition of Mereo BioPharma 5, Inc. A deferred tax asset on losses has been recognized up to the level of the deferred tax liability, resulting in a net deferred tax liability of £nil.

The remaining deferred tax assets, as set out in the table above, have not been recognized as there is uncertainty regarding when suitable future profits against which to offset the accumulated tax losses will arise.

UK deferred tax

The deferred tax assets have not been recognized as there is uncertainty regarding when suitable future profits against which to offset the accumulated tax losses will arise. There is no expiration date for the accumulated tax losses.

The standard rate of corporation tax applied to the reported loss is 19% (2019: 19%). In the UK Budget on March 11, 2020, it was announced that the reduction in the rate of UK corporation tax from 19% to 17% will now not occur and the UK corporation tax rate will instead remain at 19%. This change was substantively enacted on March 17, 2020 and the rate applicable from April 1, 2020 now remains at 19%. As the 19% corporation tax rate was substantively enacted by the balance sheet date, UK deferred tax assets and liabilities have been measured at a rate of 19%.

The March 2021 Budget announced a further increase to the main rate of corporation tax to 25% from April 2023. This rate has not been substantively enacted at the balance sheet date, as a result deferred tax balances as at December 31, 2020 continue to be measured at 19%.

At December 31, 2020, the Group had UK tax losses to be carried forward of approximately £136.9 million (2019: £70.2 million).

US deferred tax

US deferred tax assets and liabilities are calculated at a blended rate of approximately 21%.

For Mereo BioPharma 5, Inc, with respect to accumulated tax losses carried forward prior to its acquisition by the Company, there is a change of control restriction which will limit the amount available in any one year.

At December 31, 2020, the Group had US federal tax losses to be carried forward of approximately £50.1 million, of which £44.0 million can be carried forward indefinitely and £6.1 million which will begin to expire in 2022. At December 31, 2020, the Group had US state tax losses to be carried forward of approximately £3.3 million which begin to expire in 2027.

10. Loss per share

Basic loss per share is calculated by dividing the loss attributable for the year to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

As the net amount attributable to ordinary equity holders of the parent was a loss for the years ended December 31, 2020, 2019 and 2018, the dilutive potential shares are anti-dilutive for the earnings per share calculation.

	2020 Loss £’000	December 31, 2020 Weighted shares number	2020 Loss per share £	2019 Loss £’000	December 31, 2019 Weighted shares number	2019 Loss per share £	2018 Loss £’000	December 31, 2018 Weighted shares number	2018 Loss per share £
Basic and diluted	(163,628)	338,953,141	(0.48)	(34,844)	89,424,476	(0.39)	(32,029)	71,144,786	(0.45)

The Company operates share option schemes (see Note 24) which could potentially dilute basic earnings per share in the future.

As part of a license and option agreement with AstraZeneca (see Note 25) additional future payments of a maximum of 1,349,692 new ordinary shares would be payable on reaching certain clinical milestones.

Warrants totaling 162,292,274 were issued in 2020 (2019: 321,444) that could potentially dilute basic earnings per share if converted.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The equity-settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

For transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these consolidated financial statements, see Note 27.

11. Property, plant and equipment

	Right-of-use asset (building)	Right-of-use asset (equipment)	Leasehold improvements	Office equipment	IT equipment	Total
	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s
Cost or valuation
At January 1, 2020	11,877	1,024	164	71	116	13,252
Additions	—	—	—	—	16	16
Lease modification	(10,220)	149	—	—	—	(10,071)
Disposals	—	—	—	—	—	—
Currency translation effects	191	(4)	—	—	—	187

At December 31, 2020	1,848	1,169	164	71	132	3,384

Depreciation and impairment
At January 1, 2020	(996)	(509)	(69)	(30)	(90)	(1,694)
Lease modification	1,482	—	—	—	—	1,482
Depreciation for the year	(1,017)	(514)	(16)	(35)	(17)	(1,599)

At December 31, 2020	(531)	(1,023)	(85)	(65)	(107)	(1,811)

Net book value
At January 1, 2020	10,881	515	95	41	26	11,558

At December 31, 2020	1,318	146	79	6	25	1,573

	Right-of-use asset (building)	Right-of-use asset (equipment)	Leasehold improvements	Office equipment	IT equipment	Total
	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s
Cost or valuation
At January 1, 2019	—	—	164	31	71	266
Additions		—	—	—	21	21
Transition to IFRS 16 (Leases)	1,237	1,314	—	—	—	2,551
Acquisition of subsidiary	10,755	—	—	58	24	10,837
Disposals	—	—	—	(18)	—	(18)
Adjustment to carrying value	—	(290)	—	—	—	(290)
Currency translation effects	(115)	—	—	—	—	(115)

At December 31, 2019	11,877	1,024	164	71	116	13,252

Depreciation and impairment
At January 1, 2019	—	—	(53)	(16)	(48)	(117)
Depreciation for the year	(996)	(509)	(16)	(14)	(42)	(1,577)

At December 31, 2019	(996)	(509)	(69)	(30)	(90)	(1,694)

Net book value
At January 1, 2019	—	—	111	15	23	149

At December 31, 2019	10,881	515	95	41	26	11,558

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In August 2020, the Group modified the scope of the leased office space in the US included in right-of-use asset (building). The new lease payments were allocated between lease and non-lease components, determining a new lease term, and remeasuring the lease liability using a revised discount rate. This resulted in a reduction in the right-of-use asset of £8.7 million and a reduction in lease liability of £9.5 million with the associated gain on modification of £0.7 million recognized in the consolidated statement of comprehensive loss. Related transaction costs of £2.5 million are also recognized in the consolidated statement of comprehensive loss.

The Group leases office space and equipment for use in research and development activities. The maturity of lease liabilities are as follows:

	Within 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
	£’000s	£’000s	£’000s	£’000s	£’000s
December 31, 2020
Maturity of lease liabilities	636	753	405	—	1,794

12. Intangible assets

Acquired development programs
£’000s
Cost at January 1, 2019	33,005
Additions	12,693
Currency translation effects	(171)
Cost at December 31, 2019	45,527

Disposals	(13,386)
Currency translation	864

Cost at December 31, 2020	33,005

Revision to estimated value at January 1, 2019	(373)
Revisions to estimated value	(698)

Revision to estimated value at December 31, 2019	(1,071)

Revision to estimated value	(286)

Revision to estimated value at December 31, 2020	(1,357)

Net book value at January 1, 2019	32,632
Net book value at December 31, 2019	44,456

Net book value at December 31, 2020	31,648

The Group’s strategy is to acquire and develop clinical-stage development programs for the treatment of oncology and rare diseases.

In October 2017, the Group acquired the exclusive license for MPH-966 and included the option to acquire certain assets from AstraZeneca AB (“AstraZeneca”). On that date the fair value of MPH-966 was measured at £7.2 million, which consisted of upfront cash and equity payments as well as deferred cash and equity consideration. The provision for deferred cash consideration is re-measured to fair value at each balance sheet date and recognized as an increase to or reduction of the intangible asset. During the year, the provision for deferred cash consideration has decreased by £0.3 million (2019: £0.7 million) due to changes in timelines and the probability of contractual milestones being achieved.

During the year the Group did not revise the value of any other intangible assets (2019: £nil). As the intangible assets remain under development, no amortization charge has been recognized (2019: £nil).

On April 23, 2019, the Group acquired an intangible asset of £12.7 million following the acquisition of Mereo BioPharma 5, Inc. The intangible asset represented the intellectual property associated with etigilimab and navicixizumab, for which the fair value at acquisition was fully attributed to navicixizumab. On January 13, 2020, the Company entered into a license agreement with OncXerna under which an exclusive worldwide license was granted in respect of intellectual property rights for the development and commercialization of navicixizumab. Under the terms of the license agreement, the Company received an upfront gross payment of £3.1 million ($4 million).

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The transaction was recorded as a disposal and intellectual property with a carrying value of £13.4 million was derecognized. Consequently, the Group recognized a loss on disposal in the amount of £10.9 million (net of transaction costs) in the year ended December 31, 2020. Pursuant to the license agreement, the Company is entitled to additional payments of up to $302 million, however, no reliable estimate can currently be made of the future amounts to be received as the amounts are contingent on future events that are uncertain, accordingly, these milestone payments have not been recognized in the year ended December 31, 2020.

13. Impairment testing of acquired development programs not yet available for use

Acquired development programs not yet available for use are assessed annually for impairment. The carrying amount of acquired development programs is as follows:

	As at December 31,
	2020	2019
	£’000s	£’000s
Acquired development programs
Navicixizumab (navi)	—	12,522
BSP-804 (setrusumab)	11,616	11,616
MPH-966 (alvelestat)	5,835	6,121
BSG-649 (leflutrozole)	9,886	9,886
BCT-197 (acumapimod)	4,311	4,311
	31,648	44,456

The Group considers the future development costs, the probability of successfully progressing each program to product approval and the likely commercial returns after product approval, among other factors, when reviewing for indicators of impairment. The results of this testing did not indicate any impairment of the acquired products’ rights for the year ended December 31, 2020. Management believe that the likelihood of a materially different outcome using different assumptions is remote.

The acquired development programs are assets which are not used in commercialized products. These assets have not yet begun to be amortized but have been tested for impairment by assessing their value in use. Value in use calculations for each program are utilized to calculate the recoverable amount. The calculations use pre-tax cash flow projections covering the period through product development to commercial sales up to the later of loss of patent protection or market exclusivity, which extend beyond five years from the balance sheet date. Approved products are assumed to be out-licensed such that the Group receives signature fees, milestone receipts and royalties on sales; therefore, the Group does not incur any costs of commercialization after out-licensing except when such terms are agreed.

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

F-25

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•

Discount rates – the discount rate is estimated on a pre-tax basis reflecting the estimated cost of capital of the Group and is applied consistently across each of the acquired development programs. The cost of capital was calculated at 12.0% (2019: 15.3%).

Where an out-licensing agreement has been reached with a third party, including in respect of setrusumab, known and observable inputs replace management assumptions if available.

At this stage of product development, the key sensitivity for all development programs is the probability of successful completion of clinical trials in order to obtain regulatory approval necessary for commercial sales. Therefore, full impairment of a development program is expected should such clinical trials be unsuccessful.

14. Other receivables

	December 31,
	2020	2019
	£’000s	£’000s
Rent deposit	407	293
VAT recoverable	370	269
Other	239	10

	1,016	572

15. Cash and short-term deposits

	December 31,
	2020	2019
	£’000s	£’000s
Cash	22,922	15,803
Short-term deposits	547	544

	23,469	16,347

Short-term deposits are available immediately and earn fixed interest at the respective short-term deposit rates and are held in a diversified portfolio of counterparties.

16. Issued capital and reserves

	Number of Ordinary Shares	Ordinary share capital	Share premium
	Number	£’000s	£’000s
Ordinary share capital
As at January 1, 2018	71,094,974	213	118,227
Issued on June 1, 2018 for public offering	50,076	—	150
Issued on August 3, 2018 for exercise of share options	10,000	—	13
Issued on October 22, 2018 for exercise of share options	85,222	1	110
Transaction costs for issued share capital	—	—	(8)

As at December 31, 2018	71,240,272	214	118,492

Issued on April 23, 2019 for Mereo BioPharma 5, Inc	24,783,320	74	—
Issued on June 21, 2019 for conversion of loan note	1,936,030	6	3,953
Transaction costs for issued share capital	—	—	(761)

As at December 31, 2019	97,959,622	294	121,684

Issued on February 11, 2020 for Securities Purchase Agreement	11,432,925	34	2,287
Issued on February 11, 2020 for Securities Purchase Agreement	2,862,595	9	224
Issued on February 20, 2020 for Securities Purchase Agreement	12,252,715	37	2,267
Issued on June 4, 2020 for private placement of ordinary shares	89,144,630	267	15,244
Transaction costs for issued share capital	—	—	(1,307)
Issued on June 30, 2020 for conversion of the Loan Notes	125,061,475	375	21,386
Conversion of warrants on December 23, 2020	239,179	1	—

As at December 31, 2020	338,953,141	1,017	161,785

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Since January 1, 2018, the following alterations to the Company’s share capital have been made. For each share issuance, ordinary shares of £0.003 in nominal value in the capital of the Company were issued.

•	Under the public offering dated June 1, 2018, the Company issued and allotted 50,076 ordinary shares at a price of £3.00 per share to investors. Gross cash received was £0.2 million;

•	On August 3, 2018 the Company issued and allotted 10,000 ordinary shares pursuant to an exercise of employee share options;

•	On October 22, 2018 the Company issued and allotted 85,222 ordinary shares pursuant to an exercise of employee share options;

•

On April 23, 2019, the Company issued and allotted 24,783,320 ordinary shares as consideration for the acquisition of Mereo BioPharma 5, Inc. The fair value of the ordinary shares, measured on the date of acquisition, was £1.65;

•

On June 21, 2019, Novartis converted £2.4 million of loan notes dated June 3, 2016 into 1,071,042 ordinary shares at a fixed conversion price of £2.21 per share. Under the terms of the notes, Novartis also received 864,988 bonus shares.

•

On February 11, 2020, the Company issued and allotted 11,432,925 ordinary shares at a price of £0.20 per share to Aspire Capital Fund, LLC (“Aspire Capital”). Gross cash received was £2.3 million. Aspire Capital has also committed to subscribe for up to an additional $25 million of ordinary shares exchangeable for ADSs from time to time during a 30-month period at the Company’s request. In consideration for this, the Group paid Aspire Capital a commission satisfied through a non-cash transaction wholly by the issue of a further 2,862,595 of the Company’s ordinary shares (equivalent to 572,519 ADSs) at a price of £0.08.

•	On February 20, 2020, the Company issued and allotted 12,252,715 ordinary shares at a price of £0.19 per share. Gross cash received was £2.3 million;

•

On June 4, 2020, the Company issued and allotted 89,144,630 ordinary shares at a price of £0.174 per share to investors. Gross cash received was £15.5 million. The ordinary shares were in substance issued at a discount to the gross cash received. The fair value of the consideration of the ordinary shares was determined to be £13.4 million and therefore the ordinary shares were in substance issued at a discount of £2.1 million, which was recorded as a reduction to other reserves (other reserves represent amounts that relate to changes to the Company’s paid up equity and which are not capital reserves) in the consolidated statement of changes in equity. The incremental directly attributable transaction costs in relation to the issue of the ordinary shares were included within share premium;

•	On June 30, 2020, the Company issued and allotted 125,061,475 ordinary shares at a price of £0.174 per share to investors on conversion of the Loan Notes. The legal proceeds were £21.8 million; and

•

On December 23, 2020, 690,205 Warrants (equivalent to 138,041 ADSs) were exercised. This transaction was completed by way of a cashless exercise resulting in 47,835 ADSs being issued at the aggregate nominal value of the ordinary shares underlying the ADSs issued, in place of the exercise price of £0.348 per ordinary share.

Other capital reserves

	Shares to be issued	Share- based payments	Equity component of convertible loan	Other Warrants issued	Merger reserve	Other reserve	Total
	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s
At January 1, 2018	1,590	14,459	310	—	—	—	16,359
Share-based payments expense during the year	—	2,302	—	—	—	—	2,302
Share-based payments release for exercise of options	—	(112)	—	—	—	—	(112)
Issuance of warrants	—	—	—	44	—	—	44

At December 31, 2018	1,590	16,649	310	44	—	—	18,593

At January 1, 2019	1,590	16,649	310	44	—	—	18,593
Acquisition of Mereo BioPharma 5, Inc	—	—	—	—	40,818	—	40,818
Shares issued during the year	(1,590)	—	—	—	—	—	(1,590)
Convertible loan conversion	—	—	(310)	—	—	—	(310)
Share-based payments expense during the year	—	1,636	—	—	—	—	1,636

At December 31, 2019	—	18,285	—	44	40,818	—	59,147

At January 1, 2020	—	18,285	—	44	40,818	—	59,147
Share-based payments expense during the period	—	1,558	—	—	—	—	1,558
Novartis convertible loan instrument and warrants	—	—	1,084	—	—	—	1,084
Conversion of the Loan Notes	—	—	—	—	—	33,104	33,104
Reclassification of the embedded derivative	—	—	33,481	—	—	—	33,481

At December 31, 2020	—	19,843	34,565	44	40,818	33,104	128,374

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Shares to be issued

At January 1, 2019, a maximum of 864,988 shares were remaining to be issued to Novartis pro-rata to their percentage shareholding as and when the Company issued further ordinary shares. The fair value of these shares was £1.84 per share.

On June 21, 2019, the remaining 864,988 shares were issued to Novartis as fully paid up bonus shares for £nil consideration. There were no movement in this reserve in 2020 and the balance on January 1, 2020 and December 31, 2020 were £ nil.

Share-based payments

The Group has various share option schemes under which options to subscribe for the Group’s shares have been granted to certain executives, non-executive directors (“NEDs”) and employees.

The share-based payment reserve is used to recognize (i) the value of equity settled share-based payments provided to employees, including key management personnel, as part of their remuneration and (ii) deferred equity consideration. Refer to Note 24 for further details.

Equity component of convertible loan instrument

The convertible loan notes issued to Novartis are a compound instrument consisting of a liability and an equity component. The value of the equity component (cost of the conversion option) as at December 31, 2020 is £1.08 million (December 31, 2019: £nil).

On June 30, 2020, the Loan Notes in an aggregate principal amount of £21.8 million (together with accrued interest) were automatically converted into 125,061,475 ordinary shares. This resulted in £33.5 million recognized in other reserves in equity as a difference between the share capital and share premium recognized on conversion and the carrying value of the financial liability extinguished. See Note 17.

Other Warrants issued

The funding arrangements with The Alpha-1 Project are a compound instrument consisting of a liability and an equity component. The value of the equity component (consideration received for the warrants) as at December 31, 2020 and 2019 is less than £ 0.1 million.

Merger reserve

The consideration paid to acquire Mereo BioPharma 5, Inc. was 24,783,320 ordinary shares with an acquisition date fair value of £40.9 million, based on the Group’s quoted share price. The nominal value of the issued capital was £0.1 million with the excess, £40.8 million, classified within other capital reserves as a ‘Merger reserve’.

Other reserves

On June 30, 2020, the Company issued and allotted 125,061,475 ordinary shares of £0.003 in nominal value in the capital of the Company at a price of £0.174 per share to investors following the partial conversion of the Loan Notes. The legal proceeds were £21.8 million. This resulted in £33.1 million recognized in other reserves as a difference between the carrying value of the financial liability extinguished and the legal proceeds.

Accumulated loss

	Year ended December 31,
	2020	2019	2018
	£’000s	£’000s	£’000s
Other reserves	5,001	7,000	7,000
Accumulated losses	(309,693)	(146,065)	(111,221)

Other reserves represent a capital reduction undertaken in 2016 which created a reserve of £7.0 million. On June 3, 2020 the Company issued and allotted 89,144,630 ordinary shares to investors. The difference between the gross proceeds, £15.5 million, and the fair value of the consideration of the ordinary shares, £13.4 million, of £2.1 million, was recognized as a reduction to other reserves.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. Private Placement

On June 3, 2020, the Company completed a £56 million private placement transaction which comprised of the issuance of 89,144,630 ordinary shares of £0.003 each at a price of £0.174 per share for total proceeds of £15.5 million, and the issue of Tranche 1 convertible loan notes (the “Loan Notes”) for total proceeds of £40.5 million. The investors also received conditional warrants to subscribe for an additional 161,048,366 ordinary shares (the “Warrants”).

The terms of the Loan Notes and Warrants, and, in particular, their ability to be converted into ordinary shares was conditional on the passing of certain resolutions (the “Resolutions”) at a subsequent general meeting of shareholders held on June 30, 2020. At that date, the Resolutions were passed, and the Loan Notes became convertible into ordinary shares.

Loan Notes

The Loan Notes bear interest at a rate of 6% per annum and have an initial maturity date of June 2023. The Loan Notes are convertible into ordinary shares at the discretion of the holder and, if not converted by the initial maturity date, may be extended for an additional seven years, but will cease to bear interest from any extension date. The Loan Notes were initially recognized at their fair value of £38.6 million (debt host instrument in the amount of £26.7 million and the embedded derivative in the amount of £11.9 million, before transaction costs).

Loan Notes in an aggregate principle amount of £40.5 million were issued on June 3, 2020 and became convertible upon the passing of the Resolutions. As a result, on June 30, 2020, Loan Notes in an aggregate principal amount of £21.8 million, together with accrued interest, were automatically converted into 125,061,475 ordinary shares, and Loan Notes in an aggregate principal amount of £18.9 million remain outstanding and as of December 31, 2020. See Note 18.

Warrants

Participants in the private placement transaction received conditional warrants to subscribe for further ordinary shares in an aggregate number equal to 50 percent of both the ordinary shares purchased and the ordinary shares issuable upon conversion of the Loan Notes. A total of 161,048,366 Warrants were issued. The fair value of the warrants at inception was £4.1 million.

The Warrants have an exercise price of £0.348 per share and are exercisable at any time until their expiry in June 2023. The Warrants can be exercised for cash or on a cashless basis at the discretion of the warrant holder. Warrants outstanding at the expiry date may be converted into Tranche 2 Notes, with an expiry date of up to seven years from conversion, and do not bear interest. See Note 20.

The Loan Notes and the Warrants were recognized as separate financial instruments. Transaction costs directly attributable to the private placement transaction were apportioned across the ordinary shares, Loan Notes and Warrants.

18. Interest-bearing loans and borrowings

	Year ended December 31,
	2020	2019
	£’000s	£’000s
Convertible loan notes	3,196	—
Bank loan	—	20,512
Private placement – Loan Notes	12,946	—

At December 31	16,142	20,512

Current	—	15,139
Non-current	16,142	5,373

Convertible loan notes

On February 10, 2020, the Company entered into a convertible equity financing with Novartis Pharma (AG) (“Novartis”) under which Novartis purchased a £3.8 million convertible loan note (the “Novartis Loan Note”).

The Novartis Loan Note is convertible at the discretion of the holder, at a fixed price of £0.265 per ordinary share and bears an interest rate of 6% per annum with a maturity date of February 2025. In connection with the Novartis Loan Note, the Company issued 1,449,614 warrants which are exercisable until February 2025 at an exercise price of £0.265.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the equity components of the Novartis Loan Note at December 31, 2020 was £1.1 million which includes the conversion feature and the warrants.

Bank loan

On December 15, 2020, the bank loan between the Company and its lenders, Silicon Valley Bank and Kreos Capital V (UK) Limited (the “Lenders”), was repaid in full. Accordingly, the total carrying value of the loan at December 31, 2020 was £ nil (2019: £20.5 million). No non-cash interest was recognized in the consolidated statement of comprehensive loss in the period (2019: £1.5 million).

The terms of the bank loan required interest-only payments up until April 30, 2019, and thereafter payments of interest and principle in 23 equal monthly installments through maturity. The bank loan bore interest at an annual fixed rate of 8.5% and was secured by substantially all of the Group’s assets, including intellectual property rights owned or controlled by the Group. Following the repayment of the bank loan, the collateral was released by the Lenders.

The bank loan was modified in both 2019 and 2018 and a modification gain of £0.5 million and a modification loss of £0.7 million, respectively, was recognized in the consolidated statement of comprehensive loss on the respective modification dates.

Private placement – convertible loan notes

The initial issuance of Loan Notes in an aggregate principle amount of £40.5 million were issued on June 3, 2020 and formed part of the private placement transaction (Note 17) were classified as a financial liability on initial recognition. Non-closely related embedded derivatives relating to the conversion feature, term-extension and change of control features were bifurcated and accounted for at FVTPL, with the debt host contract being measured at amortized cost.

The fair value of the embedded derivative liability was £11.9 million on initial recognition and the fair value of the liability component was £24.4 million (net of transaction costs). During the year, between initial recognition and the passing of the Resolutions (note 17), changes in the fair value of the embedded derivative totaling £63.2 million were recognized as an expense in the consolidated statement of changes in comprehensive income.

The Loan Notes were not convertible until certain Resolutions were passed at the Company’s general meeting on June 30, 2020, following which Loan Notes in an aggregate principal amount of £21.7 million (together with accrued interest) were automatically converted into 125,061,475 ordinary shares. Accordingly, a reduction in interest bearing loans of £13.3 million together with the derecognition of the embedded derivative relating to the conversion feature (£41.6 million) was recognized; no gain or loss recognized on conversion. The remaining portion of the embedded derivative relating to the conversion feature attributable to the Loan Notes outstanding (£33.5m) was reclassified to equity to reflect the effective change in the terms of the feature following the passing of the Resolutions.

The movements in the carrying value of the liability component of the Loan Notes is included in the table below:

	Year ended December 31,
	2020	2019
	£’000s	£’000s
Liability component at date of issue (net of transaction costs)	24,417	—
Interest charged (using effective interest rate)	1,803	—
Converted to equity	(13,274)	—

Carrying amount of liability component	12,946	—

The movements in the carrying value of the embedded derivative relating to the conversion feature is included in the table below:

	Year ended December 31,
	2020	2019
	£’000s	£’000s
January 1	—	—
Arising during the year	11,913	—
Change in fair value	63,158	—
Reclassified to equity	(75,071)	—

December 31	—	—

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The change in fair value of the embedded derivative liability represents an unrealized loss (recognized within fair value changes on derivative financial instruments held at FVTPL) in the consolidated statement of comprehensive loss.

The fair value of the embedded derivative was determined by comparing the fair value of the hybrid instrument and the fair value of the host debt, which excludes the conversion features, using a discounted cash flow model as well as Black-Scholes model for the hybrid contract.

Inputs into the models used to fair value the embedded derivative at inception (June 3, 2020), at conversion (June 30, 2020) and at the balance sheet date are as follows:

	December 31, 2020	June 30, 2020	June 3, 2020
Expected volatility (%)	—	61	61
Risk-free interest rate (%)	—	0.19	0.27
Credit spread %	—	1.86	2.01
Expected life of share options (years)	—	3	3
Market price of ordinary shares (£)	—	0.46	0.19
Probability of resolutions passing (%)	—	100	90
Models used	—	Discounted cash flow/Black-Scholes model	Discounted cash flow/Black-Scholes model

Volatility was estimated by reference to the one-month historical volatility of the share price of the Company. The credit spread was determined based on the estimate of an implied credit rating of the Group between B and C. The volatility and credit spread are key unobservable inputs that require significant judgment and, therefore, the embedded derivatives were categorized within level 3 of the fair value hierarchy.

19. Provisions

	Year ended December 31,
	2020	2019
	£’000s	£’000s
Social security contributions on vested share options	109	104
Provision for deferred cash consideration	1,525	1,654

At December 31	1,634	1,758

Current	418	309
Non-current	1,216	1,449

	Social security contributions on vested share options	Deferred cash consideration
	£’000s	£’000s
At January 1, 2019	842	2,131
Arising during the year	—	—
Released	(738)	—
Increase in provision due to the unwinding of the time value of money	—	221
Decrease in provision due to a change in estimates relating to timelines and probabilities of contractual milestones being achieved (Note 12)	—	(698)

At December 31, 2019	104	1,654

Arising during the year	5	—
Increase in provision due to the unwinding of the time value of money	—	157
Decrease in provision due to a change in estimates relating to timelines and probabilities of contractual milestones being achieved (revision to intangible asset, see Note 12)	—	(286)

At December 31, 2020	109	1,525

Current	—	309

Non-current	109	1,216

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The provision for social security contributions on share options is calculated based on the number of vested options outstanding at the reporting date that are expected to be exercised. The provision is based on the estimated taxable gain arising on exercise of the share options, using the best estimate of the market price at the balance sheet date. The provision has been classified as non-current as the options are expected to be held for their full contractual life of ten years (see Note 24), and has been discounted accordingly.

The deferred cash consideration is the estimate of the quantifiable but not certain future cash payment obligations due to AstraZeneca for the acquisition of certain assets (see Note 12). This provision is calculated as the risk-adjusted net present value of future cash payments to be made by the Group. The payments are dependent on reaching certain milestones based on the commencement and outcome of clinical trials. The likelihood of achieving such milestones is reviewed at the balance sheet date and increased or decreased as appropriate.

20. Warrant liability

	Year ended December 31,
	2020	2019
	£’000s	£’000s
January 1	131	1,006
Issued during the year	4,080	131
Settled during the year	(127)	—
Fair value changes during the year	46,691	(1,006)

At December 31	50,775	131

The change in fair value of the warrant liability disclosed above represents an unrealized loss.

Warrants – private placement

As a part of the private placement transaction on June 3, 2020, the participating investors received conditional Warrants entitling them to subscribe for an aggregate of 161,048,366 ordinary shares. The Warrants were conditional on the Resolutions being passed at the general meeting on June 30, 2020. On the passing of the Resolutions, the Warrants entitled the investors to subscribe for ordinary shares at an exercise price of £0.348 per Warrant and are exercisable until June 2023. The Warrants are classified as liabilities as the Group does not have an unconditional right to avoid redeeming the instruments for cash. The fair value of the warrant liability was £4.1 million on initial recognition and was £49.9 million as of December 31, 2020. The change in the fair value of £46.0 million was recognized as an expense in the consolidated statement of comprehensive loss.

As of December 31, 2020, 690,205 Warrants (equivalent to 138,041 ADSs) were exercised. This transaction was completed by way of a cashless exercise resulting in 47,835 ADSs being issued at the aggregate nominal value of the ordinary shares underlying the ADSs issued, in place of the exercise price of £0.348 per ordinary share.

Warrants – bank loan

Pursuant to the terms of its loan facility, the Company issued warrants to the Lenders constituted by Warrant Instruments dated August 21, 2017 and October 1, 2018 (the “Warrant Instruments”). The terms of the Warrant Instruments allow for a cashless exercise and provide for ‘adjustment’ of the warrants in the event that the Company takes certain corporate actions, including issuing further equity securities or effecting a consolidation/subdivision of its shares, among others.

There have been several adjustments to the Warrants Instruments to date to address issuances of shares by the Company, and in each case the prior adjustment has taken the form of an issue of additional warrants to the Lenders. At December 31, 2018, as part of the bank loan facility, the Company had issued 922,464 warrants to its lenders giving them the right to subscribe for ordinary shares at a range of exercise prices between £2.31 and £3.30. In 2019, the Company issued a further 321,444 warrants giving the counterparties the right to subscribe for ordinary shares at an exercise price of £2.95. In December 2020, the Company issued a further 1,243,908 warrants giving the Lenders the right to subscribe for ordinary shares at an exercise price of $0.4144.

At December 31, 2020 the fair value of the warrants was £0.8 million (2019: £0.1 million). There were no warrants exercised as at December 31, 2020.

Total outstanding warrants

At December 31, 2020, a total of 162,845,977 warrants are outstanding. The warrants outstanding are equivalent to 48% of the ordinary share capital of the Company.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The weighted average inputs to the Black-Scholes models used for the fair value of warrants granted during the year ended December 31 are as follows:

	Year ended December 31,
	2020	2019
Expected volatility (%)	84-85	67
Risk-free interest rate (%)	0.25-(0.05)	1.26
Expected life of warrants (years)	3	10.0
Market price of ADS ($)/ordinary shares (£)	$3.58	£0.83
Model used	Black-Scholes	Black-Scholes

The contractual life of the options was used in calculating the expense for the year as there is no historical data in relation to the expected life of the warrants. Following cancellation of admission of the Company’s ordinary shares to trading on the AIM market of London Stock Exchange plc in December 2020, the market price of ADSs that are publicly traded on the Nasdaq Global Market was used to calculate the fair value of the warrants at December 31, 2020.

Volatility was estimated by reference to the six-month historical volatility of the historical share price of the Company.

The fair value of Warrants issued as part of the private placement transaction on June 3, 2020 were measured using a Black-Scholes model and the inputs disclosed on such date in Note 18.

21. Trade and other payables

	Year ended December 31,
	2020	2019
	£’000s	£’000s
Trade payables	3,165	6,148
Social security and other taxes	146	183
Other payables	22	21

At December 31	3,333	6,352

Trade and other payables are non-interest bearing and have an average term of one month.

22. Changes in liabilities arising from financing activities

	Contingent consideration	Lease liability	Bank loan	Novartis Notes	Warrant liability	Deferred cash consideration	Convertible loan notes – private placement	Other	Total
	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s
Carrying value
At January 1, 2019	—	—	19,446	2,038	1,005	2,131	—	34	24,654
Adoption of IFRS 16 (Leases)	—	2,534	—	—	—	—	—	—	2,534
Financing cash flows	—	(2,212)	(1,739)	—	—	—	—	—	(3,951)
Changes in foreign exchange	—	(131)	—	—	—	—	—	—	(131)
Changes in fair values	354	—	—	—	(874)	(477)	—	10	(987)
Interest expense	—	1,314	3,262	20	—	—	—	—	4,596
Gain on modification	—	—	(457)	—	—	—	—	—	(457)
Issuance of equity	—	—	—	(2,058)	—	—	—	—	(2,058)
Acquisition of subsidiary	—	10,689	—	—	—	—	—	—	10,689
Lease term reassessment	—	(290)	—	—	—	—	—	—	(290)

Carrying value at December 31, 2019	354	11,904	20,512	—	131	1,654	—	44	34,599

Settled during the year	(354)	—	(23,412)	—	(127)	—	—	—	(23,893)
Financing cash flows	—	(2,086)	—	2,758	—	—	36,330	18	37,020
Issuance of warrants	—	—	—	—	4,080	—	—		4,080
Interest expense	—	1,085	2,900	438	—	—	1,803	—	6,226
Lease modification	—	(9,547)	—	—	—	—	—	—	(9,547)
Changes in fair values	—	—	—	—	46,691	(129)	63,158	—	109,720
Changes in foreign exchange	—	438	—	—	—	—	—	—	438
Reclassified to equity	—	—	—	—	—	—	(88,345)	—	(88,345)

Carrying value at December 31, 2020	—	1,794	—	3,196	50,775	1,525	12,946	62	70,298

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. Financial and capital risk management and fair value measurement

23.1 Capital risk management

The Group’s objectives when managing capital are to safeguard the ability to continue as a going concern and ensure that sufficient capital is in place to fund the Group’s R&D activities and operations. The Group’s principal method of adjusting the capital available is through issuing new shares or arranging suitable debt financing, including issuance of related warrants. The Group’s share capital and share premium are disclosed in Note 16. The Group’s loans are disclosed in Note 18. The Group monitors the availability of capital with regards to its committed and forecasted future expenditure on an ongoing basis.

The Group has set up an Employee Benefit Trust which currently holds ADSs to satisfy exercises of options under the Company’s share option schemes (see Note 26).

23.2 Financial risk management objectives and policies

The Group seeks to maintain a balance between equity capital and convertible and secured debt to provide sufficient cash resources to execute the business plan. In addition, the Group maintains a balance between cash held on deposit and short-term investments in pound sterling and other currencies to reduce its exposure to foreign exchange fluctuations in respect of its planned expenditure.

Group’s principal financial instruments comprise warrants, convertible loan notes and trade payables which arise directly from its operations. The Group has various financial assets, including receivables and cash and short-term deposits.

Interest rate risk

The Group’s policy in relation to interest rate risk is to monitor short and medium-term interest rates and to place cash on deposit for periods that optimize the amount of interest earned while maintaining access to sufficient funds to meet the cost of is operating activities and future research and development activities.

Prior to the repayment of the bank loan in full in December 2020, the interest payable was fixed. Consequently, there is no material exposure to interest rate risk in respect of interest payable.

Foreign currency risk

The Group currently has no revenue. The majority of operating costs are denominated in pound sterling, US dollars and Euros. Funding to date has been secured in a mixture of pound sterling and US dollars and therefore a level of natural hedging exists in respect of operating costs. Foreign exchange risk arises from R&D activities, commercial transactions and recognized assets and liabilities in foreign currencies.

Credit and liquidity risks

The Group’s policy is to deposit funds with multiple highly rated banks and financial institutions and also seeks to diversify its investments where this is consistent with achieving competitive rates of return. The Group’s liquid resources are invested with regard to the timing of payments to be made in the ordinary course of business. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Group’s Board of Directors on an annual basis and may be updated throughout the year subject to approval of the Group’s Audit and Risk Committee.

The Group’s maximum exposure to credit risk for the components of the balance sheet at December 31, 2020 are the carrying amounts. The Group does not face a significant liquidity risk with regards to its lease liabilities. The Group monitors its funding requirements through preparation of short-term, mid-term and long-term forecasts.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.3 Fair value hierarchy

	Fair value measurement using
	Date of valuation	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		£’000s	£’000s	£’000s	£’000s
Liabilities measured at fair value
Provision for deferred cash consideration (Note 19)	December 31, 2020	1,525	—	—	1,525
Warrant liability (Note 20)	December 31, 2020	50,775	—	845	49,930

	Fair value measurement using
	Date of valuation	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		£’000s	£’000s	£’000s	£’000s
Liabilities measured at fair value
Provision for deferred cash consideration (Note 19)	December 31, 2019	1,654	—	—	1,654
Provision for contingent consideration	December 31, 2019	354	—	—	354
Warrant liability (Note 20)	December 31, 2019	131	—	131	—
Liabilities for which fair values are disclosed
Bank loan (Note 18)	December 31, 2019	20,512	—	20,512	—

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2020 and 2019.

The carrying values of financial assets and financial liabilities are recorded at amortized cost in the consolidated financial statements are approximately equal to their fair values.

The following table presents the changes in Level 3 items for the periods ended December 31, 2020 and December 31, 2019:

	Provision for deferred cash consideration	Provision for contingent consideration
	£’000s	£’000s
January 1, 2019	2,131	—
Unwinding of the time value of money (recognized as a finance cost)	221	—
Change in estimate relating to probabilities (revision to intangible asset, see Note 12)	(698)	—
Change in estimate relating to probabilities (recognized as an administrative expense)	—	354

December 31, 2019	1,654	354

January 1, 2020	1,654	354
Settled during the year	—	(354)
Unwinding of the time value of money (recognized as a finance cost)	157	—
Change in estimate relating to probabilities (revision to intangible asset, see Note 12)	(286)	—
Change in estimate relating to probabilities (recognized as an administrative expense)	—	—

December 31, 2020	1,525	—

The following methods and assumptions were used to estimate the fair values:

•

The warrant liability is estimated using a Black-Scholes model, taking into account appropriate amendments to inputs in respect of volatility, remaining expected life of the warrants, cost of capital, probability of success and rates of interest at each reporting date.

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

•

At December 31, 2020, the Group estimates the fair value of the contingent consideration liability to be £nil. An amount of £0.4 million was paid during the year relating to the Navi milestone received. The estimated contingent consideration payable is based on a risk-adjusted, probability-based scenario. Under this approach the likelihood of future payments being made to the former shareholders of Mereo BioPharma 5, Inc. under the CVR arrangement is considered. The estimate could materially change over time as the development plan and subsequent commercialization of the Navi product progresses.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at December 31, 2020 and 2019 are as follows:

	Valuation technique	Significant unobservable inputs	Input range (weighted average)	Sensitivity of the input to fair value

Provision for deferred cash consideration	DCF	WACC	2020: 12%	1% increase/decrease would result in a decrease/increase in fair value by £25,000

		WACC	2019: 15.3%	1% increase/decrease would result in a decrease/increase in fair value by £33,000

		Probability of success	2020: 13.8%–95%	10% increase/decrease would result in an increase/decrease in fair value by £0.4 million

		Probability of success	2019: 15.8%–95%	10% increase/decrease would result in an increase/decrease in fair value by £0.3 million

Contingent consideration liability	DCF	Ongoing uncertainty in the clinical development of the Navi product	Not applicable	Total potential payments future payments relating to the contingent consideration liability on a gross, undiscounted basis are approximately $80million.

		Regulatory approval and commercialisation risks		Sensitivity of the input to fair value is primarily driven by uncertainty in the clinical development of the Navi product. Future potential payments under the CVR arrangement are contingent on i) future development milestones and ii) future sales of the Navi product, following regulatory approval and commercialization. In January 2020, the Company entered into the licence agreement as detailed in Note 13. Although pursuant to the licence agreement the Company is entitled to additional payments of up to $302 million, there is still significant uncertainty that exist in respect of any milestone and royalty payments under the licence agreement.

Warrant liability related to the private placement	Black- Scholes model	Expected volatility	2020: 85.1%

Volatility was estimated by reference to the six-month historical volatility of the historical share price of the Company.

If the volatility is increased to 93.8% based on three-month historical volatility, the carrying value of the warrants as of December 31, 2020 would increase to £52.9 million.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.4 Liquidity risk

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments at December 31, 2020:

	Payments due by period
	Up to 1 year	1–3 years	3–5 years	Over 5 years	Total
	£’000s	£’000s	£’000s	£’000s	£’000s
Leases	849	960	448	–	2,257
Trade and other payables (Note 21)	3,333	–	–	–	3,333

	4,182	960	448	–	5,590

The Group may incur potential payments upon achievement of clinical, regulatory and commercial milestones, as applicable, or royalty payments that may be required to be made under license agreements the Group entered into with various entities pursuant to which the Group has in-licensed certain intellectual property, including license agreements with Novartis and AstraZeneca. Due to the uncertainty of the achievement and timing of the events requiring payment under these agreements, the amounts to be paid are not fixed or determinable at this time and no such amounts are included here in.

23.5 Market risk

The functional currency of the Company and all subsidiaries is pound sterling except for Mereo BioPharma 5, Inc. whose functional currency is US dollars. The Group incurs expenditures in foreign currencies and is exposed to the risks of foreign exchange rate movements, with the impact recognized in the consolidated statement of comprehensive loss. The Group seeks to minimize this exposure by passively maintaining foreign currency cash balances at levels appropriate to meet foreseeable foreign currency expenditures. The Group does not hedge potential future cash flows or income.

The table below shows analysis of the pound sterling equivalent of period-end cash and Short-term deposits balances by currency:

	Year ended December 31,
	2020	2019
Cash:
Pound sterling	17,809	2,525
US dollars	5,586	13,807
Swiss francs	9	11
Euro	65	4

	23,469	16,347

The table below shows those transactional exposures that give rise to net currency gains and losses recognized in the consolidated statement of comprehensive income. Such exposures comprise the net monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the relevant Group entity. As at December 31, these exposures were as follows:

	Year ended December 31,
	2020	2019
Net foreign currency assets/(liabilities):
US dollars	4,088	(219)
Swiss francs	9	(6)
Euro	(513)	(812)

	3,584	(1,037)

The most significant currencies in which the Group transacts, other than pound sterling, are the US dollar and the Euro. The Group also transacts in other currencies as necessary.

The following table illustrates the sensitivity to a 10% weakening or strengthening in the period-end rate in the US dollar and the Euro against pound sterling:

Year ended December 31, 2020	US dollar		Euro
Net foreign currency assets/(liabilities)	£	’000s	£	’000s
Loss before tax		(372)		47
Equity		(372)		47

Year ended December 31, 2019	US dollar		Euro
Net foreign currency assets/(liabilities)	£	’000s	£	’000s
Loss before tax		20		74
Equity		20		74

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. Share-based payments

The charge for share-based payments under IFRS 2 arises across the following schemes:

	Year ended December 31,
	2020	2019	2018
	£’000s	£’000s	£’000s
2019 Equity Incentive Plan	922	635	–
2019 NED Equity Incentive Plan	167	160	–
2015 Plan	3	63	806
Mereo BioPharma Group plc Share Option Plan	376	685	1,064
Long Term Incentive Plan	90	93	320
Deferred Bonus Share Plan	–	–	–

	1,558	1,636	2,190

24.1 2019 Equity Incentive Plan (“EIP”) and 2019 Non-Executive Director Equity Incentive Plan (“NED EIP”)

The 2019 EIP and 2019 NED EIP were adopted on April 4, 2019. The 2019 EIP provides for the grant of market value options over ADSs (each ADS is represented by 5 ordinary shares) to executive directors and employees. The 2019 NED EIP provides for the grant of market value options over ADSs to non-executive directors.

During the year, market value options were granted to executive directors and employees under the 2019 EIP. Subject to the executive director or employees continued employment, one-fourth of each such market value option grant shall vest on the first anniversary of the grant date and the remainder shall vest in equal monthly installments over the three-year period following the first anniversary. No performance conditions apply to such market value options.

During the year, market value options were granted to non-executive directors (“NEDs”) under the 2019 NED EIP. Subject to the NEDs holding their current office (or being otherwise employed) through each applicable vesting date, such awards shall vest in equal monthly installments over a one-year period following the grant date. No performance conditions apply to such market value options.

The fair value of share options granted were estimated at the date of grant using a Black-Scholes pricing model, taking into account the terms and conditions upon which the share options were granted. The fair value calculation does not include any allowance for dividends as the Company has no available profits for distribution.

The exercise price of the share options will be equal to the market price of the underlying shares on the date of grant. The contractual term of the share options is 10 years.

Movements during the year

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, options for the 2019 EIP and 2019 NED EIP during the year:

	2020 EIP		2020 NED EIP
	Options over ADS Number	WAEP $	Options over ADS Number	WAEP $
Outstanding at January 1, 2020	798,050	4.29	77,000	4.2
Granted during the year	1,167,836	2.00	77,000	1.84
Cancelled during the year	(406)	5.4	—	—
Forfeited during the year	(397,607)	2.87	(4,584)	1.84
Exercised during the year	—	—	—	—

Outstanding at December 31	1,567,873	2.94	149,416	3.06

Exercisable at December 31, 2020	259,829	4.42	138,412	3.15

	2019 EIP		2019 NED EIP
	Options over ADS Number	WAEP $	Options over ADS Number	WAEP $
Outstanding at January 1, 2019	—	—	—	—
Granted during the year	801,200	4.29	77,000	4.2
Cancelled during the year	(3,150)	5.4	—	—
Forfeited during the year	—	—	—	—
Exercised during the year	—	—	—	—

Outstanding at December 31	798,050	4.29	77,000	4.2

Exercisable at December 31	—	—	38,478	4.2

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The weighted average remaining contractual life for the share options outstanding as at December 31, 2020 was 8.9 years (2019: 9.5 years ).

The weighted average fair value of options granted during the year was $2.23 per ADS or £0.33 per ordinary share (2019: £0.49 per ordinary share).

Options outstanding at the end of the year had an exercise price of between $5.40 and $1.84.

24.2 The 2015 Plan

Under the Mereo BioPharma Group Limited Share Option Plan (the “2015 Plan”), the Group, at its discretion, granted share options to employees, including executive management and NEDs. Share options vest over four years for executive management and employees and over three years for NEDs. No further share option grants are envisaged under the 2015 Plan.

At January 1, 2020 and December 31, 2020 there were 8,923,600 (2019: 8,923,600) options outstanding with a WAEP of £1.32. There were no movements in the number of options in 2020. In 2019, 59,533 options with a WAEP of £1.29 were forfeited. All outstanding shares were exercisable at December 31, 2020 (2019: 8,901,478) with a WAEP of £1.32.

The weighted average remaining contractual life for the share options outstanding as at December 31, 2020 was 4.6 years (2019: 5.6 years).

Options outstanding at the end of the year had an exercise price of between £1.26 and £2.17.

24.3 The Mereo BioPharma Group plc Share Option Plan

The Mereo BioPharma Group plc Share Option Plan (“Share Option Plan”) provides for the grant of options to acquire ordinary shares to employees, executive directors and executive officers. Options may be granted to all eligible employees on commencement of employment and may be granted on a periodic basis after that. Under the Share Option Plan, the Board of Directors may determine if the vesting of an option will be subject to the satisfaction of a performance condition. Following the introduction of the EIP and NED EIP, no further share option grants under the Share Option Plan are envisaged.

Movements during the year

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, options for the Option Plan during the year:

	2020		2019
	Number	WAEP £	Number	WAEP £
Outstanding at beginning of the year	1,524,065	3.07	1,881,555	3.10
Granted during the year	—	—	—	—
Cancelled during the year	—	—	—	—
Forfeited during the year	(112,670)	3.03	(357,490)	3.21
Outstanding at December 31	1,411,395	3.14	1,524,065	3.07

Exercisable at December 31	1,210,410	3.01	40,141	3.03

The weighted average remaining contractual life for the share options outstanding as at December 31, 2020 was 6.6 years (2019: 7.6 years).

Options outstanding at the end of the year had an exercise price of between £2.71 and £3.19.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.4 Long Term Incentive Plan

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

The fair value of the LTIP Share Price Element is estimated at the date of grant using a Monte Carlo pricing model, taking into account the terms and conditions upon which the share options were granted. The fair value of the LTIP Strategic Element is estimated at the date of grant using a Black-Scholes pricing model, taking into account the terms and conditions upon which the share options were granted, and the expense recorded is based upon the expected level of achievement of non-marked based performance measures (strategic targets).

The fair value calculations do not include any allowance for dividends as the Company has no available profits for distribution.

The contractual term of the LTIP options is five years.

The expense recognized for employee services received during the year to December 31, 2020 was £0.1 million (2019: £0.1 million).

	2020 Number	2019 Number	2018 Number
Granted during the year	—	—	—
Cancelled during the year	—	—	—
Lapsed during the year	(427,324)	(241,374)	—
Outstanding at December 31	482,748	910,072	1,151,446

Exercisable at December 31	—	—	—

The weighted average remaining contractual life for the LTIP options outstanding as at December 31, 2020 was 0.5 years (2019: 0.9 years).

The weighted average fair value of LTIP options granted during the year to December 31, 2020 was £nil (2019: £nil).

No LTIP options were granted during the years ended December 31, 2019 and 2020.

24.5 Deferred Bonus Share Plan

Under the previous terms of the Company’s Deferred Bonus Share Plan (DBSP), 30% of the annual bonus for 2017 for the senior management team was payable in deferred shares, which are governed by the DBSP plan rules. At the date of grant of the awards, the monetary bonus amount was divided by the closing share price to give the number of shares issued to the employee under the DBSP. The number of shares is fixed and not subject to adjustment between the issue date and vesting date. Under the DBSP, awards vest after three years from the date of the award.

There are no further performance conditions attached to the award, nor any service conditions (including no requirement for continued employment once the awards have been made).

Since the awards are issued at nil cost, they will be satisfied by the issue of ADSs from the Employee Benefit Trust.

There were no movements in the number of DBSP options in 2020 or 2019. The outstanding number of options as at December 31, 2020 is 163,000 (2019: 163,000), of which 62,170 were exercisable (2019: nil).

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The weighted average remaining contractual life for the DBSP options outstanding as at December 31, 2020 was 0.6 years (2019: 1.6 years).

For the 2018 and 2019 financial years, under the Deferred Bonus Plan (“2019 DBP”), 100% of the annual bonus was paid in cash, of which 30% of amounts granted to the senior management team (after deduction of income tax and the relevant employee’s national insurance contributions) was required to be utilized to acquire shares in the Company in the open market within 12 months of the grant of the award. No further grants under the DBSP are envisaged.

24.6 Deferred equity consideration

In October 2017, the Company’s wholly owned subsidiary Mereo BioPharma 4 Limited entered into an exclusive license and option agreement (the “License Agreement”) to obtain from AstraZeneca an exclusive worldwide, sub-licensable license under AstraZeneca’s intellectual property rights relating to MPH-966, with an option to acquire such intellectual property rights following commencement of a pivotal trial and payment of related milestone payments (the “Option”), together with the acquisition of certain related assets.

Under the agreement with AstraZeneca, the Company may issue up to 1,349,693 ordinary shares which are dependent on achieving certain milestones.

In respect of milestones that are probable, the Group has accounted for, but not yet issued, 429,448 ordinary shares with a grant date fair value of £3.10, representing a value of £1.3 million.

24.7 Weighted average inputs

The following tables list the weighted average inputs to the models used for the fair value of share options granted during the year ended December 31, 2020:

	EIP 2019 grants	NED EIP 2019 grants
Expected volatility (%)	67	68
Risk-free interest rate (%)	0.59	0.64
Expected life of share options (years)	10	10
Market price of ADS’s ($)	1.99	1.84
Model used	Black Scholes	Black Scholes

During the year ended December 31, 2020, no grants were issued under any other scheme.

The following tables list the weighted average inputs to the models used for the fair value of share options granted during the year ended December 31, 2019:

	EIP 2019 grants	NED EIP 2019 grants
Expected volatility (%)	66	66
Risk-free interest rate (%)	0.95	0.97
Expected life of share options (years)	10	10
Market price of ordinary shares (£)	0.66	0.63
Model used	Black Scholes	Black Scholes

During the year ended December 31, 2019, no grants were issued under any other scheme.

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25. Commitments and contingencies

25.1 Group as a lessee

Information relating to the Group as a lessee can be found in Note 11 (Property, Plant and Equipment) and Note 23 (Financial and capital risk management).

25.2 Operating lease arrangements

Operating leases, in which the Group was the sublessor, related to a portion of an office leased by the Group, with lease terms of between one to two years. One of the subleases had an automatic extension on a month-to-month basis following the initial lease term, with rental increasing at a set percentage on each annual anniversary of the agreement. In August 2020, the Group terminated this lease arrangement. As at December 31, 2020 the Group does not have any leases as a lessor.

The maturity analysis of payments receivable by the Group in its capacity as sublessor is disclosed below:

	December 31,
	2020	2019
Within one year	—	552
After one year but not more than five years	—	—
More than five years	—	—

	—	552

The Group did not have any leasing arrangements classified as finance leases as of December 31, 2020 and 2019.

25.3 Financial commitments

Each of Mereo BioPharma 1 Limited, Mereo BioPharma 2 Limited and Mereo BioPharma 3 Limited (together, the “Subsidiaries”) issued to Novartis loan notes (which were assigned by Novartis to the Company in exchange for ordinary shares pursuant to the Subscription Agreement) and each of the Subsidiaries agreed to make future payments to Novartis comprising amounts equal to ascending specified percentages of tiered annual worldwide net sales (beginning at high single digits and reaching into double digits at higher sales) by such Subsidiary of products that include the assets acquired. The levels of ascending percentages of tiered annual worldwide net sales are the same for each Subsidiary under the respective Purchase Agreements.

Each Subsidiary further agreed that in the event it transfers, licenses, assigns or leases all or substantially all of its assets, it will pay Novartis a percentage of the proceeds of such transaction. The Company will retain the majority of the proceeds from such a transaction. Such percentage is the same for each Subsidiary under the respective Purchase Agreements. The payment of a percentage of proceeds is not payable with respect to any transaction involving equity interests of Mereo BioPharma Group plc, a merger or consolidation of Mereo BioPharma Group plc, or a sale of any assets of Mereo BioPharma Group plc.

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

MEREO BIOPHARMA GROUP PLC

FINANCIAL STATEMENTS: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. Related party disclosures

26.1 Compensation of key management personnel of the Group

The remuneration of key management personnel of the Group is set out below in aggregate:

	Year ended December 31,
	2020	2019	2018
	£’000s	£’000s	£’000s
Short-term benefits	4,479	3,488	3,176
Post-employment benefits	144	64	60
IFRS 2 share-based payment charge	875	1,152	1,470

Total compensation paid to key management personnel	5,498	4,704	4,706

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period related to key management personnel. In 2020, key management personnel of the Group consisted of executive directors (the Chief Executive Officer and Chief Financial Officer – until July 2020), non-executive directors and other members of senior executive management (the General Counsel, the Chief Portfolio Management and Pipeline Strategy, Chief Business Officer, Chief Scientific Officer, the Chief Patient Access and Commercial Planning and the US Site Head (SVP Regulatory Affairs) – until July 2020).

26.2 Employee Benefit Trust

In 2016 the Company set up an Employee Benefit Trust (“EBT”). The EBT holds ADS’s to satisfy the exercise of options under the Company’s share-based incentive schemes (Note 24).

No funding was loaned to the EBT by the Company during the year ended December 31, 2020 (2019: £1.0 million). During the year ended December 31, 2020, 7 ordinary shares were purchased by the EBT (2019: 1,074,274). In December 2020, the EBT Converted its ordinary shares into 247,456 ADSs which it holds along with £21,762 as of December 31, 2020 and 2019.

27. Events after the reporting period

27.1 Ultragenyx collaboration agreement

On December 17, 2020, the Company announced a license and collaboration agreement with Ultragenyx for setrusumab, a monoclonal antibody in clinical development for OI. The agreement, which was subject to Hart-Scott-Rodino Antitrust Improvements Act 1976 (HSR) review completed on January, 25, 2021. Under the terms of the collaboration, Ultragenyx will lead future global development of setrusumab in both pediatric and adult patients. The Company granted Ultragenyx an exclusive license to develop and commercialize setrusumab in the U.S. and rest of the world, excluding Europe where the Company will retain commercial rights. Under the terms of the agreement, Ultragenyx made an upfront payment of £36.5 million ($50 million) in January 2021. Ultragenyx will also fund global development of the program until approval, and has agreed to pay a total of up to $254 million in contingent payments upon achievement of certain clinical, regulatory, and commercial milestones. Ultragenyx will pay tiered doubledigit percentage royalties to Mereo on net sales outside of Europe and Mereo will pay a fixed double digit percentage royalty to Ultragenyx on net sales in Europe. As the license and collaboration agreement became effective in January 2021, no revenue was recognized in the year ended December 31, 2020.

As a consequence of the license and collaboration agreement with Ultragenyx and in accordance with terms of the agreement with Novartis as set out in Note 25.3, the Company made a payment to Novartis of approximately £7.3 million ($10 million). As the agreement was not effective until January 2021, a provision for this payment was not recognized in the year ended December 31, 2020.

27.2 Public offering of American Depository Shares

On February 12, 2021, the Company announced an underwritten public offering of 39,675,000 American Depositary Shares, at a public offering price of $2.90 per ADS. Each ADS represents five ordinary shares of the Company. The aggregate gross proceeds to the Company from the offering, before deducting underwriting discounts and commissions and offering expenses were $115.1 million. The net proceeds, after transaction costs were £78.3 million ($108.2 million).

SIGNATURES

Mereo BioPharma Group plc hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEREO BIOPHARMA GROUP PLC

By:	/s/ Denise Scots-Knight
Name: Denise Scots-Knight
Title: Chief Executive Officer

Date: March 31, 2021