Form 20-F
period 2021-12-31
Mereo Biopharma Group plc
filed 2022-03-31
CIK 1719714

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
One Cavendish Place
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
The number of outstanding shares as of December 31, 2021 was:

Title of each class	Number of Shares Outstanding at December 31, 2021
Ordinary shares, nominal value of £0.003 per share	584,908,239
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No   ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐

				Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13 (a) of the Exchange Act.  ☐

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

•	“Acumapimod” are to an oral p38 MAP kinase inhibitor for potential treatment of AECOPD;

•	“Alvelestat” are to an oral neutrophil elastase inhibitor for potential treatment of AATD;

•	“ADSs” are to our American Depositary Shares, each of which represents five ordinary shares of Mereo BioPharma Group plc;

•	“ADRs” are to the American Depositary Receipts that evidence our ADSs;

•	“AECOPD” are to acute exacerbation of chronic obstructive pulmonary disease;

•	“BLA” are to Biologics License Application;

•	“CMA” are to Conditional Marketing Authorization;

•	“CMO” are to contract manufacturing organization;

•	“COPD” are to chronic obstructive pulmonary disease, the name for a group of lung conditions that cause breathing difficulties;

•	“CRO” are to contract research organization;

•	“EMA” are to European Medicines Agency;

•	“Etigilimab” are to an anti-TIGIT therapeutic candidate designed to activate the immune system through multiple mechanisms and enable anti-tumor activity;

•	“FDA” are to the United States Food and Drug Administration;

•	“HH” are to hypogonadotropic hypogonadism, a condition in which the male testes or the female ovaries produce little or no sex hormones;

•	“Leflutrozole” are to an oral aromatase inhibitor for potential treatment of male infertility associated with HH;

•	“MAA” are to Marketing Authorization Application;

•	“Mereo,” the “Company,” the “Group,” “we,” “our,” “ours,” “us” or similar terms are to Mereo BioPharma Group plc, together with its subsidiaries;

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
PRESENTATION OF FINANCIAL INFORMATION
This annual report contains our audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 (our “audited consolidated financial statements”), prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Our financial information is presented in pound sterling. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S.”).
This annual report contains translations of certain pound sterling amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the pound sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pound sterling at an exchange rate of £0.7402 to US$1.00, the exchange rate for pound sterling on December 31, 2021.
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
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains statements that constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “could,” “expect,” “foresee,” “should,” “plan,” “intend,” “estimate,” “would,” “may,” “outlook,” and “potential,” among others. The absence of these words, however, does not mean that the statements are not forward-looking. The statements we make regarding the following matters are forward-looking by their nature:

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding intent, belief or current expectations. Forward-looking statements are based on the current beliefs and assumptions of the management of Mereo and on information currently available to such management. While the management of Mereo believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments will be as anticipated. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	the development of our product candidates, including statements regarding the expected initiation, timing, progress, and availability of data from our clinical trials;

•	the potential attributes and benefits of our product candidates and their competitive position;

•	our ability to partner or sell our non-core product candidates, acumapimod for the treatment of AECOPD and leflutrozole for the treatment of male infertility on attractive terms or at all;

•	our ability to successfully commercialize, or enter into strategic relationships with third parties to commercialize, our product candidates, if approved;

•	our estimates regarding expenses, future revenues, capital requirements, and our need for additional financing;

•	our being subject to ongoing regulatory obligations if our products secure regulatory approval;

•	our reliance on third parties to conduct our clinical trials and on third-party suppliers to supply or produce our product candidates;

•	the patient market size of any diseases and market adoption of our products by physicians and patients;

•	our ability to obtain and maintain adequate intellectual property rights and adequately protect and enforce such rights;

•	the duration of our patent portfolio;

•
the COVID-19 pandemic and the associated disruptions during and after the pandemic that could materially impact our business, including, delays to enrollment of patients in clinical trials for our product candidates, delays to clinical trial supplies, planned clinical developments and our ongoing or future clinical studies;

•	the United Kingdom’s withdrawal from the European Union could increase our cost of doing business or otherwise negatively impact our business, results of operations and financial condition;

•	our ability to retain key personnel and recruit additional qualified personnel;

•	our ability to manage growth; and

•	our ability to successfully integrate and realize the benefits of our past or future strategic acquisitions or investments.
You should refer to the section titled “Item 3.D Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this annual report.

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

•	We have a limited operating history and have never generated any revenue from product sales.

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

•
We depend heavily on the success of etigilimab, alvelestat and setrusumab. We cannot give any assurance that any of these product candidates or therapeutic candidates will receive regulatory approval, which is necessary before they can be commercialized. If we are unable to commercialize etigilimab, alvelestat and setrusumab, whether on our own or through agreements with third parties, or experience significant delays in doing so, our ability to generate revenue and our financial condition will be adversely affected.

•
The COVID-19 pandemic may continue to impact our business or any other similar pandemic may materially impact our business, including, delays to enrollment of patients in clinical trials for our product candidates, delays in engagement with or responses from regulatory authorities, delays to clinical trial supplies, planned clinical developments and our ongoing or future clinical studies.

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

•
We intend to directly commercialize or co-commercialize our product candidates for rare diseases and to out-license or sell our other product candidates for further development and/or commercialization. If we are unable to develop our own sales, marketing, and distribution capabilities or enter into business arrangements, we may not be successful in commercializing our product candidates.

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

•	Our existing and future product candidates may not gain market acceptance, in which case our ability to generate revenues from product sales will be compromised.

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
3.A. [Reserved]
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
Risks Related to Our Business and Industry
We have a limited operating history and have never generated any revenue from product sales.
We are a multi-asset, clinical-stage biopharmaceutical company with a limited operating history, and have incurred significant operating losses since our formation. For the year-ended December 31, 2021 we had a net profit of £12.7 million and we had net losses of £163.6 million and £34.8 million, in the years ended December 31, 2020 and 2019, respectively. As of December 31, 2021, we had an accumulated net loss of £297.0 million (£309.7 million as of December 31, 2020). Our losses have resulted principally from expenses incurred from the research and development of our product candidates and from general and administrative costs that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses for the foreseeable future as we expand our research and development efforts, and seek to obtain regulatory approval and potentially commercialize our product candidates. We anticipate that our expenses will increase substantially as we:

•	conduct our Phase 1b/2 trial of etigilimab in a range of tumor types and potentially expand some of the initial cohorts in the study or add new cohorts and tumor types to the study;

•
complete our Phase 2 clinical trial of alvelestat for the treatment of severe AATD and prepare for a potential Phase 3 clinical trial, and expand the investigator-sponsored study in Bronchiolitis Obliterans Syndrome (“BOS”) into Phase 2;

•	undertake the activities required as part of our collaboration with Ultragenyx and eventual commercialization of setrusumab in Europe and the U.K.;

•	undertake development of our product candidates in any additional disease indications;

•	seek regulatory approvals for our product candidates;

•	potentially establish a commercial infrastructure to commercialize or co-commercialize selected product candidates, if approved;

•	work with CMOs to develop manufacturing processes and scale-up for Phase 3 studies and potential commercialization

•	maintain, expand, and protect our intellectual property portfolio;

•	secure, maintain, or obtain freedom to operate for our technologies and product candidates;

•
add clinical, scientific, operational, financial, legal and management personnel, including personnel to support the development of our product candidates and potential future commercialization or co-commercialization efforts;

•
expand our operations and potentially hire additional employees in the United Kingdom, United States and in Europe, territories where we anticipate direct commercialization or commercialization with a partner; and

•	seek to acquire additional novel product candidates to treat rare diseases.
Our expenses may also increase substantially if we experience any delays or encounter any issues with any of the above, including, but not limited to, failed clinical trials, complex results, safety issues, or unforeseen regulatory challenges.
We have devoted substantially all of our financial resources and efforts to the acquisition and clinical development of our product candidates. We have not completed the clinical development of any product through approval and have never generated any revenue from product sales.
To become and remain profitable, we must succeed in developing and commercializing product candidates that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing clinical trials of our current or any future product candidates, obtaining regulatory approval for our product candidates that successfully complete clinical trials, establishing manufacturing supplies and marketing capabilities, and ultimately commercializing, if approved or entering into strategic relationships for our current and future product candidates. We are only in the preliminary stages of many of these activities. We may never succeed in these activities and, even if we do, we may never generate revenue that is significant enough to achieve profitability.

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
While we raised $183 million (£137.9 million) in private placements of ordinary shares and convertible loan notes in 2020 and in a public offering of ADSs in February 2021, we expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue to advance our rare disease and oncology portfolio. In addition, if we obtain marketing approval for product candidates where we retain commercial rights, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, we expect to continue to incur additional costs associated with operating as a publicly traded company in the United States and maintaining a listing on Nasdaq. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.
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
Our future capital requirements will depend on many factors, including:

•
The costs, timing and results of our ongoing Phase 1b/2 study for etigilimab, and our ongoing clinical trials for alvelestat in AATD and in patients with BOS; and the costs for our activities related to our ongoing collaboration with Ultragenyx for setrusumab for the treatment of adults and children with OI and the costs for our preparation for eventual commercialization of setrusumab in Europe and the U.K.;

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

•	the sales price and availability of adequate third-party coverage and reimbursement for our product candidates;

•	the effect of competitors and market developments;

•	the performance of our collaborators and partners under the existing agreements on setrusumab and navicixizumab;

•	the extent to which we are able to acquire new product candidates or enter into licensing or collaboration arrangements for our product candidates;

•	milestone and deferred payments under our license and option agreement with AstraZeneca; and

•	tax liabilities or other assessments and our ability to claim R&D tax credits or other reliefs.
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
Since our formation, we have devoted substantially all of our resources to acquiring our product candidates and developing etigilimab, alvelestat, setrusumab, acumapimod and leflutrozole; building our intellectual property portfolio; developing our supply chain; planning our business; raising capital; and providing general and administrative support for these operations. Additionally, prior to our acquisition of etigilimab and navicixizumab in the Merger, Mereo BioPharma 5 (formerly OncoMed) had invested significant resources to developing both product candidates. We have not yet demonstrated our ability to successfully complete any Phase 3 or other pivotal clinical trials, obtain regulatory approval, arrange for third parties to manufacture commercial-scale product candidates, or conduct or partner with others to conduct sales and marketing activities necessary for successful product commercialization. Additionally, although we have acquired product candidates from two large pharmaceutical companies, we have not demonstrated the sustainability of our business model of acquiring and developing product candidates from, and becoming a partner of choice for, pharmaceutical and biotechnology companies, nor have we demonstrated our ability to obtain approvals for or to commercialize or co-commercialize these product candidates. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

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
We depend heavily on the success of etigilimab, alvelestat and setrusumab. We cannot give any assurance that any of these product candidates or therapeutic candidates will receive regulatory approval, which is necessary before they can be commercialized. If we are unable to commercialize etigilimab, alvelestat and setrusumab, whether on our own or through agreements with third parties, or experience significant delays in doing so, our ability to generate revenue and our financial condition will be adversely affected.
We do not currently generate any revenue from sales of any product candidates, and we may never be able to develop or commercialize a marketable product. We have invested substantially all of our efforts and financial resources in the acquisition and development of etigilimab, alvelestat and setrusumab, among other product candidates in our portfolio. Our ability to generate royalty and product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on the successful development and eventual commercialization of our current product candidates, if approved, which may never occur. Our current product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions, procurement of manufacturing supply, commercialization, substantial additional investment by us or our partners, and significant marketing efforts before we generate any revenue from product sales or royalties.

We are not permitted to market or promote any product candidates in the United States, United Kingdom, Europe, or other countries before we receive regulatory approval from the FDA, the EMA, or comparable U.K. or foreign regulatory authorities, and we may never receive such regulatory approval for our current product candidates. We have not submitted a BLA or a NDA to the FDA, an MAA or CMA to the EMA, or comparable applications to other regulatory authorities, and do not expect to be in a position to do so in the foreseeable future. The success of our current product candidates will depend on many factors, including the following:

•
we may not be able to demonstrate that any of our current product candidates are safe and effective as a treatment for the targeted indications to the satisfaction of the applicable regulatory authorities;

•	the applicable regulatory authorities may require additional clinical trials of our current product candidates, which would increase our costs and prolong development;

•
the results of clinical trials of our current product candidates may not meet the level of statistical or clinical significance required by the applicable regulatory authorities for marketing approval;

•	the applicable regulatory authorities may disagree with the number, design, size, conduct, or implementation of our planned and future clinical trials for our current product candidates;

•	the CROs, that we retain to conduct clinical trials may take actions outside of our control that materially adversely impact clinical trials for our current product candidates;

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

•
through our clinical trials, we may discover factors that limit the commercial viability of our current product candidates or make the commercialization of any of our current product candidates unfeasible; and

•
if approved, acceptance of our current product candidates by patients, the medical community, and third-party payors; our ability to compete with other therapies to treat certain oncology indications, and OI, AATD, or BOS; continued acceptable safety profiles following approval of our current product candidates; and our ability to qualify for, maintain, enforce, and defend our intellectual property rights and claims.

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
We plan to seek regulatory approval to commercialize, or co-commercialize, our current rare disease product candidates in the United States, United Kingdom and the European Union (“EU”), and potentially in additional countries. While the scope of regulatory approval is similar in many countries, to obtain separate regulatory approval in multiple countries requires us to comply with the numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution, and we cannot predict success in these jurisdictions.
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
The COVID-19 pandemic
has and
may
continue to
materially impact our business including planned clinical developments and our ongoing clinical studies.
Our business could be adversely affected by health epidemics in regions where we and/or our partners conducted clinical trials have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third-parties upon whom we rely. To date, the COVID-19 pandemic and its related variants have resulted in delays in our ability to enroll and treat patients and obtain data from ongoing clinical trials and delayed our ability to recruit additional patients to our clinical trials and to screen new patients for eligibility for our clinical trials, particularly in our Phase 2 clinical trial of alvelestat for the treatment of severe AATD.
The continued effects of the COVID-19 pandemic may also cause us to experience disruptions that would significantly impact our business including:

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

•	A delay in availability of additional drug product for etigilimab, alvelestat or setrusumab due to lack of manufacturing capacity and/or raw materials at our third-party CMOs;

•	A delay in our ability to close and negotiate third-party partnerships or collaborations or to progress third-party collaborations already in place;

•	Limitations on employee resources as a result of increased sickness, requirement for employees to care for family members or requirement for employees to self-isolate themselves;

•	Interruptions and delays in our development programs as a result of the government required “stay-at-home” guidelines;

•	Delay in responses from regulatory authorities in relation to approvals, amendments or other regulatory engagements required for our ongoing development activities;

•	Supply chain interruptions; or

•	Diversion of CMO activities and raw materials to COVID-19 products, including restrictions imposed by various governments, causing delays to clinical trial supplies.
The COVID-19 pandemic continues to evolve and the extent to which it may impact our future business is highly uncertain and difficult to predict. The ultimate impact of the pandemic, or any other health epidemic, is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, our research programs, healthcare systems or the global economy as a whole. However, these effects could have a material adverse effect on our business, financial condition and results of operations. To the extent the COVID-19 pandemic materially adversely affects our business and financial results, it may also have the effect of significantly heightening many of the other risks described in this Risk Factors section.
The U.K.’s withdrawal from the EU, commonly referred to as Brexit, could increase our cost of doing business or otherwise negatively impact our business, results of operations and financial condition.
Brexit could increase our cost of doing business or otherwise negatively impact our business, results of operations and financial condition. Brexit continues to create uncertainty concerning the future relationship between the U.K. and the EU, following the U.K. withdrawal from the EU in January 2020. Our principal office is located in the U.K. and together with our partners we conduct clinical trials in the EU. Since a significant portion of the regulatory framework in the U.K. is derived from EU laws, Brexit materially impacts the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the U.K. or the EU. In this regard, in December 2020, the EU and U.K. reached an agreement in principle on the framework for their future relationship, the EU-U.K. Trade and Cooperation Agreement, or TCA. Among the changes that have had a direct impact are that Great Britain (England, Scotland and Wales) will be treated as a “third country,” a country that is not a member of the EU and whose citizens do not enjoy the EU right to free movement. Northern Ireland continues to follow many aspects of the EU regulatory rules, particularly in relation to trade in goods. As part of the TCA, the EU and the U.K. will recognize GMP inspections carried out by the other party and the acceptance of official GMP documents issued by the other party. The TCA also encourages, although it does not oblige, the parties to consult one another on proposals to introduce significant changes to technical regulations or inspection procedures.
Such a withdrawal from the EU is unprecedented, and it is unclear how the U.K.’s access to the European single market for goods, capital, services and labor within the EU, or single market, and the wider commercial, legal and regulatory environment, will impact our current and future operations, including activities conducted by third parties and contract manufacturers on our behalf. In addition to the foregoing, our U.K. operations support our current and future operations and clinical activities in other countries in the EU and EEA and these operations and clinical activities could be disrupted by the ongoing effects of Brexit.
Since the regulatory framework in the U.K. covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from EU directives and regulations, Brexit could materially impact the future regulatory regime with respect to the commercialization of our products in the U.K. Any delay in commercializing our products in the U.K. and/or the EU could restrict our ability to generate revenue. The uncertainty around the U.K.’s future relationship with the EU continues to cause economic uncertainty which could adversely affect our business, financial condition and results of operations and could adversely affect the market price of our ADSs.

Following the licensing agreement for navicixizumab and the completion of a strategic partnership for setrusumab, and if we out-license or sell our non-core product candidates or out-license any of our core or rare disease product candidates for any territories, we could be exposed to future liabilities.
In January 2021, we completed a strategic partnership for setrusumab and completed the out-license of navicixizumab in January 2020. We plan to partner or sell or out-license our non-core product candidates acumapimod for the treatment of AECOPD and leflutrozole for the treatment of male infertility associated with HH, recognizing the need for a larger sales infrastructure and greater resources to take these product candidates to market.
We may be exposed to future liabilities and/or obligations with respect to any such out-licensing or sale arrangements or partnerships. We may be required to set aside provisions for warranty claims or contingent liabilities in respect of such sales or out-licensing arrangements. We may be required to pay damages (including, but not limited to, litigation costs) to a purchaser or licensee to the extent that any representations or warranties that we had given to that purchaser or licensee prove to be inaccurate or to the extent that we have breached any of our covenants or obligations contained in the disposal documentation. In certain circumstances, it is possible that any incorrect representations and warranties could give rise to a right by the purchaser or licensee to unwind the contract in addition to receiving damages. Furthermore, we may become involved in disputes or litigation in connection with such product candidates. Certain obligations and liabilities associated with our prior management of the development of any disposed product candidate can also continue to exist notwithstanding any sale, such as liabilities arising from the infringement of intellectual property rights of others.
As a result of the above, the total amount of costs and expenses that may be incurred with respect to liabilities associated with an out-license or sale may exceed our expectations, and we may experience other unanticipated adverse effects, all of which could adversely affect our business, financial condition, results of operations, and prospects.
Our business is subject to economic, political, regulatory and other risks associated with international operations and business disruptions could seriously harm our financial condition and increase costs.
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

•	business interruptions resulting from the pandemic or any other health epidemics.
For example, the COVID-19 pandemic has resulted in delays in our ability to enroll and treat patients, obtaining data from ongoing clinical trials, our ability to recruit additional patients to our clinical trials and to screen new patients for eligibility for our clinical trials. Additionally, continued supply chains disruptions may impact our development activities. Moreover, in February 2022, tensions between the United States and Russia escalated when Russia invaded Ukraine. In response, The North Atlantic Treaty Organization, or NATO, has deployed additional military forces to Eastern Europe and the United States, United Kingdom and the European Union, among others, have announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialize our products (subject to regulatory approval) in this region.
Our
future
growth
and
ability
to compete
dep
e
nds
on retaining
our key
personnel
and recru
i
ting
additional
quali
f
ied
personnel.
Our success depends upon the continued contributions of our key management, including all of our senior management team, and scientific and technical personnel, many of whom have been instrumental for us and have substantial experience with rare diseases and the biopharmaceutical and pharmaceutical industries. The loss of key managers and senior physicians or scientists could delay our acquisition and development activities. In addition, the competition for qualified personnel in the biopharmaceutical and pharmaceutical fields is intense, and our future success depends upon our ability to attract, retain and motivate highly skilled scientific, technical, and managerial employees. We face competition for personnel from other companies and organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to achieve our development objectives, raise additional capital, and implement our business strategy.
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
Changes in our tax rates, unavailability of certain tax credits or reliefs, or exposure to additional tax liabilities or assessments could adversely affect our results of operations and financial condition.
As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated operating losses since formation. As at December 31, 2021, 2020 and 2019, we had cumulative carry-forward tax losses of £122.6 million, £136.9 million and £70.2 million, respectively. The availability to carry forward and offset these tax loss carry-forwards against future operating profits is subject to certain restrictions.
As a company that carries out extensive research and development (“R&D”) activities, we benefit from the U.K. HM Revenue and Customs (“HMRC”) small and medium sized enterprises research and development relief, or SME R&D Relief, which provides relief against U.K. Corporation Tax and enables us to surrender some of our trading losses that arise from our research and development activities for a cash rebate of up to 33.35% of eligible R&D expenditure. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. We may not be able to continue to claim payable R&D tax credits in the future because we may no longer qualify as a small or medium-sized
company. In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented product candidates to be taxed at an effective rate of 10%. This relief applies to profits earned from April 1, 2013. When taken in combination with the enhanced relief available on our R&D expenditures, we expect a long-term lower rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the U.K. R&D tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in
losses to reduce future tax payments, our business, results of operations, and financial condition may be adversely affected.
New rules were introduced, effective for accounting periods starting after April 1, 2021, whereby the amount of SME payable R&D tax credit that a business can receive in any one year will be capped at £20,000 plus three times the company’s total Pay As You Earn (PAYE) and National Insurance contributions (NIC) liability. Exemptions to the cap have been introduced which are available to companies that meet certain conditions. We are currently reviewing the impact these changes could have on our tax credit for the year ending December 31, 2022, which would be payable in 2023. If tax authorities challenge our determinations and/or audit prior periods there could be adverse tax consequences to us that could adversely affect our results of operations and financial condition.
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
Undesirable side effects that may be caused by etigilimab, alvelestat, setrusumab, acumapimod and leflutrozole could cause us or regulatory authorities to interrupt, delay or halt clinical trials, and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA, or other comparable U.K. or foreign authorities. Each of our product candidates has completed one or more clinical trials. In the trials conducted prior to our ownership and following our ownership, adverse events observed have included the following:

•	for etigilimab, rash, fatigue, nausea, pruritus and autoimmune hepatitis;

•	for alvelestat, headache, nasopharyngitis, and elevated levels of the liver enzymes aspartate aminotransferase and alanine aminotransferase;

•	for setrusumab, headache, influenza, arthralgia and fatigue;

•	for acumapimod, a mild acne-like rash, tachycardia, dizziness and headache;

•	for leflutrozole, headache, increased hematocrit and small increases in blood pressure; and

•	for navicixizumab, hypertension, headache, fatigue, and pulmonary hypertension.
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
Successful and timely completion of clinical trials for our product candidates will require that we enroll a sufficient number of patient candidates. Trials may be subject to delays as a result of the limited number of patients with the diseases that these product candidates target, patient enrollment taking longer than anticipated or patient withdrawal. We will compete with other companies in enrolling the same limited population of patients, which may further challenge our ability to timely enroll patients in our clinical trials as there are a significant number of studies ongoing in oncology in the United States and Europe. Due to the small number of patients for any rare disease or tumor type, it may be difficult for us to enroll a sufficient number of patients in our clinical trials for our product candidates with indications in rare diseases or enrollment for these product candidates may take significantly longer than we anticipate. There are an estimated 50,000 and 60,000 persons in North America and Europe, respectively, with the genotypes that we intend to enroll in our clinical trials for AATD, the target indication for alvelestat. However, due to underdiagnosis, there are estimated to be approximately 6,000 to 10,000 patients diagnosed in North America. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical trials, the availability of new drugs or biologics approved for the indication the clinical trial is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. These factors may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner. For example, our Phase 2 alvelestat trial recruits individuals with alpha-1 antitrypsin deficiency-related lung disease, who are at greater risk from COVID-19 given that the condition is a respiratory and lung condition, and for this reason, our Phase 2 alvelestat trial has been delayed with top-line data now expected in early Q2 2022. Due to the effects of the COVID-19 pandemic on this vulnerable population and the impact on enrollment timelines, we closed the study to enrolment at 99 patients at the end of 2021. This is lower than the protocol defined number of patients in the original study design. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our development and approval of our product candidates, and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

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
If the FDA, the EMA, or a comparable U.K. or foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, and recordkeeping for such product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, facility registration, and drug listing, as well as continued compliance with cGMP requirements for manufacturing, good distribution practice, requirements for product distribution, and GCP requirements for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize, or co-commercialize, a product. We and our contract manufacturers will also be subject to user fees and periodic inspection by the FDA, the EMA, and other regulatory authorities to monitor compliance with these requirements and the terms of any product approval we may obtain. In addition, any regulatory approvals that we receive for a product may also be subject to limitations on the approved indicated uses for which such product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of such product.

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
In order to market any product candidates in a country or territory, we must establish and comply with numerous and varying regulatory requirements of such country or territory regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking regulatory approvals in multiple markets may require additional pre-clinical studies or clinical trials, which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain, and may be subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We currently do not have any product candidates approved for sale in the United States, the EU, the U.K. or any other markets, and our management team does not have experience in obtaining regulatory approval in markets outside of the United States, the EU and the U.K. If we seek regulatory approval in other markets and fail to obtain marketing approval in those markets or, if our product candidates are approved in such markets but we fail to maintain such approvals, our ability to realize the full market potential of our product candidates will be compromised.
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
Misconduct by our employees and independent contractors, including principal investigators, CROs, CMOs, consultants, vendors, and any other third parties we may engage in connection with the development and commercialization of our product candidates, could include intentional, reckless, or negligent conduct or unauthorized activities that violate: (i) the laws and regulations of the FDA, the EMA and other similar regulatory authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) data privacy, security, fraud and abuse, and other healthcare laws and regulations; or (iv) laws that require the reporting of true, complete, and accurate financial information and data. Specifically, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creation of fraudulent data in pre-clinical studies or clinical trials, or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations. We are also subject to the data privacy regime in the EU and U.K., which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the EU and U.K., respectively, and includes the EU and U.K. General Data Protection Regulation (the “GDPR”) and, in the EU, any national laws implementing or supplementing the GDPR. If we do not comply with our obligations under these privacy regimes, we could be exposed to significant fines and may be the subject of litigation and/or adverse publicity, which could have a material adverse effect on our reputation and business.
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

In the EU, similar political, economic and regulatory developments may affect our ability to profitably commercialize, or co-commercialize, our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of product candidates in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever- increasing EU and national regulatory burdens on those wishing to develop and market product candidates, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize, or co-commercialize, our product candidates, if approved.
In markets outside of the United States, the EU and the U.K., reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product candidates and therapies.
We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action in the United States, the EU, the U.K., or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.
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

•	similar healthcare laws and regulations in the EU, the U.K. and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.
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
We are subject to diverse laws and regulations relating to data privacy and security in the EU, and the U.K. including the GDPR. New global privacy rules are being enacted and existing ones are being updated and strengthened. We are likely to be required to expend capital and other resources to ensure ongoing compliance with these laws and regulations.
The GDPR implements stringent operational requirements for controllers and processors of personal data. For example, the GDPR in both the EU and U.K.: (i) requires detailed disclosures to data subjects; (ii) requires disclosure of the legal basis on which personal data is processed; (iii) makes it harder to obtain valid consent for processing; (iv) requires the appointment of a data protection officer where sensitive personal data (i.e. health data) is processed on a large scale; (v) provides more robust rights for data subjects; (vi) introduces data breach notification requirements with a very low threshold; (vii) imposes additional obligations when contracting with service providers; and (viii) requires an appropriate privacy governance framework to be implemented including policies, procedures, training and data audit. The EU GDPR permits member state derogations for certain issues and allows member states, in some instances, to impose additional requirements, whereas the UK GDPR is supplemented by Data Protection Act 2018. There is also potential exposure under the UK’s emerging civil tort for misuse of private information, which is distinct from breach of confidence. Accordingly, we are also subject to EU national laws relating to the processing of certain data such as genetic data, biometric data and data concerning health, as well as any corresponding laws in the U.K. Complying with these numerous, complex and often changing regulations is expensive and difficult. Failure by us, or our partners or service providers, to comply with the GDPR could result in regulatory investigations, enforcement notices and/or fines of up to the higher of €20 million or £17.5 million or up to 4% of our total worldwide annual turnover. In addition to the foregoing, any breach of privacy laws or data security laws, particularly those resulting in any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition. We may also face civil claims seeking compensation for both material and immaterial harms arising from a GDPR violation.
As a data controller, we are accountable for any third-party data service providers we engage to process personal data on our behalf. We attempt to address the associated risks by performing security assessments, detailed due diligence and regularly performing privacy and security reviews of our vendors and requiring all such third-party providers with data access to sign agreements, including business associate agreements, and where required under EU or U.K. law, obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined above.
We are also subject to European privacy laws regulating electronic marketing and cookies (and related technologies), which are strictly enforced by regulators and can engender fines, claims and reputation damage in cases where those laws are infringed.

Due to our international operations, we are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses.
Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010 (the “Bribery Act”); the U.S. Foreign Corrupt Practices Act (the “FCPA”); and other anti-corruption laws that apply in countries where we do business and may do business in the future. The Bribery Act, the FCPA, and these other laws generally prohibit us, our officers and our employees and intermediaries from bribing, being bribed by, or providing prohibited payments or anything else of value to government officials or other persons to obtain or retain business or gain some other business advantage. We may in the future operate in jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, the FCPA, or local anti- corruption laws. In addition, we cannot predict the nature, scope, or effect of future regulatory requirements to which any of our international operations might be subject or the manner in which existing laws might be administered or interpreted.
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
Risks Related to Commercialization
We operate in a highly competitive and rapidly changing industry, which may result in others acquiring, developing, or commercializing competing product candidates before or more successfully than we or our partners do.
The biopharmaceutical and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. Our success is highly dependent on our ability to acquire, develop, and obtain marketing approval for new product candidates on a cost-effective basis and to market them successfully. If etigilimab, alvelestat, setrusumab, acumapimod or leflutrozole is approved, we will face intense competition from a variety of businesses, including large, fully integrated pharmaceutical and biopharmaceutical companies in the United States, Europe, and other jurisdictions. These organizations may have significantly greater resources than we have and conduct similar research; seek patent protection; and establish collaborative arrangements for research, development, manufacturing, and marketing of product candidates that may compete with our product candidates.
We expect to face competition for each of our current product candidates, including specifically:

•
We consider etigilimab’s current closest potential competitors to be include other anti-TIGIT agents being developed by companies including Roche, Merck, iTeos and GSK, Beigene/Novartis, Seattle Genetics, Inc., Arcus/Gilead and Compugen amongst others. In addition, there are other combinations of existing cancer therapies available commercially for example, Yervoy and Opdivo and Opidivo or Keytruda in combination with chemotherapy agents. There are also a number of other agents in development to other immuno-oncology targets that could compete with an anti-TIGIT approach, for example anti-LAG3.

•
We consider alvelestat’s current closest potential competitors for the treatment of severe AATD to be alpha1-proteinase inhibitors that are administered intravenously in AAT augmentation therapy. Currently, there are four inhibitors on the market in the United States and the EU: Prolastin-C from Grifols, S.A. (“Grifols”), Aralast from Shire plc, now a subsidiary of Takeda Pharmaceutical Company Ltd (“Shire”), Zemaira from CSL Limited (“CSL”), and Glassia from Kamada Ltd. (“Kamada”). Kamada is also investigating an inhaled version of augmentation therapy, InhibRx, Inc. (“InhibRx”) is in Phase 1 development of INBRX-101, a recombinant human alpha-1 antitrypsin Fc fusion protein (rhAAT-Fc) for replacement therapy, and Apic Bio, Inc. (“Apic Bio”) is in the early stages of developing a dual function vector (df-AAV) gene-therapy approach for AATD silencing the mutant Z-AAT protein and augmenting wildtype M-AAT production. Peak Bio acquired an oral NE inhibitor, PHP-303 from Ph Pharma in March 2022. The compound is in a Phase 2 trial in AATD according to the EU Clinical Trials Register website, although no updates have been provided. Vertex Pharmaceuticals Inc. (“Vertex”) has a small molecule corrector program for AATD in pre-clinical development, following Phase 2 trials with two other molecules with the same mechanism of action that were discontinued due to toxicity and efficacy. Centessa (previously Z-factor) is in Ph1 with ZF874 protein folding corrector for Z-AATD and to date has reported data on three patients.

•
There are no therapies with regulatory approval for Bronchiolitis Obliterans Syndrome (“BOS”) following SCT or lung transplant. We consider alvelestat’s closest potential competitors to be the Janus Kinase (JAK1) inhibitor, itacitinib, and JAK2 inhibitor, ruxolitinib, (Incyte Corporation) in Phase 1/Phase2 studies in lung transplant-associated and SCT-associated BOS, respectively; AI Therapeutics inhaled formulation of sirolimus (LAM-001) in Phase 1 for BOS in lung transplant; Isopogen allogeneic bone marrow derived Mesenchymal Stem Cells for Chronic Lung Allograft Dysfuntion (CLAD) in Phase 1 (NCT02709343 ); and liposomal inhaled cyclosporin-A (Zambon) in Phase 2 in BOS following SCT and in Phase 3 global pivotal trials in BOS associated with lung transplant. In other disease indications, we consider alvelestat’s Closest potential competitors to be Santhera Pharmaceuticals (“Santhera”) which has in-licensed the inhaled NE inhibitor POL6014 and has completed a multiple ascending dose study, in the initial indication of CF; and CHF-6333 is an inhaled human NE inhibitor that has completed a Phase 1 trial by Chiesi Farmaceutici S.p.A. (“Chiesi”) for the treatment of non-cystic fibrosis bronchiectasis and CF.

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

•
For acumapimod, although we are not aware of any approved therapies for the treatment of AECOPD, there are a wide range of established therapies available for COPD as well as a number of product candidates in development, with Verona Pharma plc (“Verona Pharma”), GlaxoSmithKline plc. (“GlaxoSmithKline” or “GSK” ), and AstraZeneca each conducting Phase 2 trials on drugs for the treatment of COPD. In addition, Pulmatrix, Inc. (“Pulmatrix”) has PUR1800, a narrow-spectrum kinase inhibitor (NSKI) expected to begin a Phase 1b for AECOPD in 2020. We consider acumapimod’s current closest potential competitor in development for the treatment of AECOPD to be Verona Pharma’s nebulized and inhaled ensifentrine (RPL554), a PDE3 / PDE4 dual inhibitor that is currently being developed as a bronchodilator and anti-inflammatory agent for COPD, Asthma and Cystic Fibrosis patients.

•
We consider leflutrozole’s current closest potential competitors for the treatment of male infertility due to HH are Follicle Stimulating Hormone (FSH), injectable recombinant follitropin alpha (Gonal-F, Serono) which is FDA approved for male infertility. Injectable Human Chorionic Gonadotropin (HCG) is not approved for male infertility, but is used ‘off-label.’ AZD-5904 (myeloperoxidase inhibitor) from the AstraZeneca and St George Street Capital collaboration is in a Phase 1b trial for idiopathic male infertility.

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
We have obtained orphan drug designation for setrusumab for the treatment of OI in the United States and EU and for alvelestat for the treatment of AATD in the United States, but we may be unable to obtain orphan drug designation for alvelestat for AATD in the EU or for the treatment of BOS in the United States or EU, or any future product candidates. We may also be unable to obtain or maintain the benefits associated with orphan drug designation, including the potential for orphan drug exclusivity, for setrusumab or any other product for which we obtain orphan drug designation.
Under the Orphan Drug Act of 1983 (the “Orphan Drug Act”), the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the EU, the EMA’s Committee for Orphan Medicinal Products (“COMP”) recommends to the European Commission the granting of orphan designation to promote the development of medicinal products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the EU. Additionally, designation is granted for medicinal products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating, or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the drug. No satisfactory method of diagnosis, prevention, or treatment must exist in the EU, or, if such a method does exist, the medicine must demonstrate that it is of significant benefit to those affected by the condition.

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
We have obtained orphan drug designation from the FDA and EMA for setrusumab for the treatment of OI (designated by the FDA as “human monoclonal antibody targeting human sclerostin” and designated by the EMA as “recombinant humanised monoclonal IgG2 lambda antibody against human sclerostin”). Additionally, we have obtained orphan drug designation for alvelestat for the treatment of AATD from the FDA and plan to seek such designation from the EMA. We may also plan to seek orphan drug designation from the FDA and EMA for alvelestat for the treatment of BOS and future rare disease product candidates. Even with orphan drug designation, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical product candidates, which could prevent us from marketing our product candidates if another company is able to obtain orphan drug exclusivity before we do. In addition, exclusive marketing rights in the United States may be unavailable if we seek approval for an indication broader than the orphan-designated indication or may be lost in the United States if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the drug to meet the needs of patients with the rare disease or condition following approval. Further, even if we obtain orphan drug exclusivity, that exclusivity may not effectively protect our product candidates from competition because different drugs with different active moieties can be approved for the same condition. In addition, the FDA and the EMA can subsequently approve product candidates with the same active moiety for the same condition if the FDA or the EMA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. In addition, while we intend to seek orphan drug designation for other existing and future product candidates, including alvelestat, we may never receive such designations.
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
We intend to directly commercialize or co-commercialize our product candidates for rare diseases and to out-license or sell our other product candidates for further development and/or commercialization. If we are unable to develop our own sales, marketing, and distribution capabilities or enter into business arrangements, we may not be successful in commercializing our product candidates.
We have no marketing, sales, or distribution capabilities and we currently have no experience with marketing, selling or distributing pharmaceutical product candidates. We have partnered setrusumab in a global licensing transaction with Ultragenyx, under which we retained EU and U.K. commercial rights. We have entered into a global out-licensing agreement with OncXerna for development and commercialization of navicixizumab. We currently intend to commercialize setrusumab for children and adults with OI in the EU and U.K. We may seek to partner or commercialize our other product candidates based on the outcome of clinical trials, cost of the registrational trials and other strategic considerations.
We currently intend to enter into out-licensing or sales arrangements with pharmaceutical, biopharmaceutical or other partners for the continued development and commercialization of our non-core disease product candidates, acumapimod and leflutrozole, and we may take the same approach for our other product candidates.
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
These commercialization approaches are expensive and time consuming, and some or all of the costs associated with such efforts may be incurred in advance of any approval of our product candidates. If we are not successful in commercializing our product candidates, either on our own or through arrangements with third parties, our future product revenue will suffer and we may incur significant losses.

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
Our operations are also subject to extensive governmental price controls and other market regulations in the United Kingdom and other countries outside of the United States, and we believe the increasing emphasis on cost-containment initiatives in European and other countries will put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical product candidates are subject to varying price control mechanisms as part of national health systems. To obtain reimbursement or pricing approval, some of these countries might compare the new product to an existing standard of care, including other treatments aimed at the same disease, if they exist. Health technology assessments, including cost- effectiveness evaluations, may be conducted in order to assess the medical value or added clinical benefit of a therapy. Countries may also conduct budget-impact assessments for a new therapy. In some cases, tendering is used to decide which therapy will be reimbursed and made available for a group of patients where more than one treatment exists. Countries might also require further studies or in-use evidence to be developed, or create coverage with evidence generation under some form of so-called managed access agreements. Some countries allow for a company to set the price, which is then agreed in negotiation with the country authorities, who might then monitor sales for that product and re-assess or re-evaluate when a certain statutory health insurance expenditure threshold is reached. Other countries might set their price based on prices in a selected country or group of countries under international or external reference pricing systems. If an agreement cannot be reached, confidential discounts might be negotiated between the manufacturer and the healthcare system authorities. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our product candidates may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

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
Our existing and future product candidates may not gain market acceptance, in which case our ability to generate revenues from product sales will be compromised.
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
We have relied upon and plan to continue to rely upon independent clinical investigators and CROs to conduct our clinical trials and to monitor and manage data for our ongoing clinical programs. We rely on these parties for the execution of our clinical trials and control only certain aspects of these parties’ activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our independent investigators and CROs are required to comply with GxP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GxP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we fail to exercise adequate oversight over any of our independent investigators or CROs or if we or any of our independent investigators or CROs fail to comply with applicable GxP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA, or comparable U.K. or foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon a regulatory inspection of us or our independent investigators or CROs, such regulatory authority will determine that any of our clinical trials complies with GxP requirements. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.
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

We rely on and will continue to rely on CMOs to purchase from third-party suppliers the raw materials meeting for our specifications that are necessary to produce our product candidates. We do not and will not have control over the process or timing of the acquisition of these raw materials by our CMOs. Moreover, we currently do not have any agreements for the production of these raw materials. Supplies of raw material could be interrupted from time to time and we cannot be certain that alternative supplies could be obtained within a reasonable timeframe, at an acceptable cost, or at all. In addition, a disruption in the supply of raw materials could delay the commercial launch of our product candidates, if approved, or result in a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates. Growth in the costs and expenses of raw materials may also impair our ability to cost effectively manufacture our product candidates. There are a limited number of suppliers for the raw materials that we may use to manufacture our product candidates and we may need to assess alternate suppliers to prevent a possible disruption of the manufacture of our product candidates. The recent restrictions imposed by various governments, including the United States, United Kingdom and EU, among others, on use of certain raw materials required for the manufacture of therapeutics and vaccines in response to the COVID-19 pandemic has demonstrated this vulnerability.
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
Our development program for our product candidates, particularly those entering late-stage development, will require substantial additional funds. We currently intend to enter into out-licensing or sales arrangements with pharmaceutical, biopharmaceutical or other partners for the continued development of our product candidates, acumapimod and leflutrozole, and we may take the same approach for other product candidates.
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
If we are unable to enter into an appropriate arrangement for the development of our selected product candidates, we may have to reduce, delay, or terminate the development of such product candidates. If we, instead, decide to increase our expenditures to fund development activities on our own, we will need to obtain additional capital, which may not be available to us on acceptable terms or at all. As a result, our business may be substantially harmed.

If our partners do not satisfy their obligations under our agreements with them, or if they terminate our licenses, partnerships or collaborations with them, we may not be able to develop or commercialize our licensed or partnered product candidates as planned.
We have announced two out-licensing collaborations. On December 17, 2020, we announced a license and collaboration agreement with Ultragenyx, for setrusumab, a monoclonal antibody in clinical development for OI. Under the terms of the collaboration, Ultragenyx will lead future global development of setrusumab in both pediatric and adult patients. We granted Ultragenyx an exclusive license to develop and commercialize setrusumab in the U.S. and rest of the world, excluding Europe and the U.K. where we retain commercial rights. Under the terms of the agreement, Ultragenyx will pay up to $254 million in development, regulatory and commercial milestones and tiered double digit percentage royalties to us on net sales outside of Europe and we will pay a fixed double digit percentage royalty to Ultragenyx on net sales in Europe. On January 13, 2020, we announced a global out-licensing agreement with OncXerna for development and commercialization of navicixizumab. Under the terms of the agreement OncXerna will pay up to $300 million in future clinical, development and commercial milestones and royalties ranging from the mid-single digit to sub-teen percentages on global annual net sales of navicixizumab, as well as a negotiated percentage of sublicensing revenues from certain sublicensees. Our future plans may include entering into out-licensing collaboration agreements on some or all of our other development programs.
We also have existing acquisition agreements with Novartis which we entered into in 2015 in respect of our purchase of setrusumab, leflutrozole and acumapimod, and an existing in-licensing agreement with AstraZeneca which we entered into in 2017 in respect of our exclusive license of alvelestat.
Our partners might not fulfill all of their obligations under these agreements, and, in certain circumstances including our licensing agreement with AstraZeneca, they or we may terminate our partnerships with them. In either event, we may be unable to assume the development and commercialization responsibilities covered by these agreements or enter into alternative arrangements with a third-party to develop and commercialize product candidates. If a partner elected to promote alternative products and product candidates such as its own products and product candidates in preference to those licensed from us, does not devote an adequate amount of time and resources to our product candidates or is otherwise unsuccessful in its efforts with respect to our product candidates, the development and commercialization of product candidates covered by the agreements could be delayed or terminated and our business and financial condition could be materially and adversely affected. Accordingly, our ability to receive any revenue from the product candidates covered by these agreements is dependent on the efforts of our partners.
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
Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property protection, for example, for compositions-of-matter of our product candidates, formulations of our product candidates, polymorphs, salts and analogs of our product candidates, methods used to manufacture our product candidates, methods for manufacturing of the final drug product candidates, and methods of using our product candidates for the treatment of the indications we are developing or plan to develop, or on in-licensing such rights. Our patent portfolio comprises patents and patent applications which cover navicixizumab (which was licensed to OncXerna in January 2020) and our etigilimab product candidate (solely owned by Mereo BioPharma 5 (formerly OncoMed)), patents and patent applications which cover our setrusumab, acumapimod, and leflutrozole product candidates acquired from Novartis and patents and patent applications which cover our alvelestat product candidate exclusively licensed (with the option to purchase) from AstraZeneca. The assignments of those patents and patent applications which we acquired from Novartis have been registered with the relevant authorities in key territories. The patent and patent applications for setrusumab are subject to a license agreement with Ultragenyx from January 2021. There is no assurance that our pending patent applications will result in issued patents, or if issued as patents, will include claims with sufficient scope of coverage to protect our product candidates, or that any pending patent applications will be issued as patents in a timely manner. Failure to obtain, maintain or extend adequate patent and other intellectual property rights could adversely affect our ability to develop and market our product candidates, resulting in harm to our business.
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
Further, the issuance, scope, validity, enforceability, and commercial value of our and our current or future licensors’ patent rights are highly uncertain. Our and our licensors’ pending and future patent applications may not result in issued patents that protect our technology or product candidates, in whole or in part, or that effectively prevent others from commercializing competitive technologies and product candidates. The patent examination process may require us or our licensors to narrow the scope of the claims of our or our licensors’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. We cannot assure that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent application from being issued as a patent. Even if patent applications do successfully issue as patents and even if such patents cover our product candidates, third parties may initiate an opposition, interference, reexamination, post grant review, inter partes review, nullification or derivation action in courts or before patent offices, or similar proceedings challenging the validity, enforceability, or scope of such patents, which may result in the patent claims being narrowed or invalidated. Our and our licensors’ patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent is issued from such patent applications, and then only to the extent the issued claims cover the technology.
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
We may be subject to third-party claims including infringement, interference or derivation proceedings, post-grant review and inter partes review before the USPTO, or similar adversarial proceedings or litigation in the U.S. and other jurisdictions. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block our ability to commercialize the applicable product unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, or methods of treatment, prevention, or use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product unless we obtained a license or until such patent expires or is finally determined to be invalid or unenforceable. In addition, defending such claims would cause us to incur substantial expenses and could cause us to pay substantial damages, if we are found to be infringing a third party’s patent rights. These damages potentially include increased damages and attorneys’ fees if we are found to have infringed such rights willfully. As an example of the foregoing risks, we are aware of a third-party patent family which currently includes a patent granted by the European Patent Office (“EPO”), containing claims that appear to cover the use of etigilimab in the treatment of cancer. The patent owner could assert such patent against us, which could present the foregoing risks and impose limitations in our ability to develop, manufacture or sell etigilimab for such use in the EU, unless we obtain a license under such patent, such patent is determined to be invalid or unenforceable by the EPO or a national court in one or more relevant territories, or such patent is revoked or otherwise limited by the EPO. This patent is currently the subject of ongoing opposition proceedings before the EPO, but there can be no assurance as to the outcome of such proceedings. As a further example of the foregoing risks, we are monitoring third party patent families of potential interest to the setrusumab product because the claims recite functionally defined anti-sclerostin antibodies and we do not know the scope or relevance, if any, of some of these functional characteristics with respect to setrusumab.

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
In addition, in response to the COVID-19 pandemic, varying parts of our workforce may be required to work remotely on a part or full time basis. This could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.
Risks Related to our ADSs
The trading price of our ADSs may be volatile, and you could lose all or part of your investment.
The trading price of our ADSs is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs at or above the price paid for the ADSs. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this report, factors that are expected to affect the market price of our ADSs include:

•	positive or negative results from, or delays in, testing or clinical trials conducted by our or our competitors;

•
delays in entering into strategic relationships with respect to development or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;

•	technological innovations or commercial product introductions by us or competitors;

•	changes in government regulations;

•	developments concerning proprietary rights, including patents and litigation matters;

•	the impact of public health epidemics, such as the COVID-19 pandemic, and government efforts to slow their spread;

•
economic, public health, financial or geopolitical events that affect us or the financial markets generally, including the duration and severity of the impact of the COVID-19 pandemic, the conflict between Ukraine and the Russian Federation, and unexpected rises in inflation and interest rates;

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
We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the U.K. Companies Act 2006, or the Companies Act, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.
The principal differences include the following:

•
under English law, holders of ordinary shares generally have preemptive rights (in proportion to their existing holdings) in relation to ordinary shares or rights to subscribe for, or to convert securities into, ordinary shares proposed to be allotted for cash, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;

•
under English law and our articles of association, certain matters require the approval of 75% of the shareholders who vote (in person or by proxy) on the relevant resolution (or, on a poll, the approval of shareholders representing 75% of the ordinary shares voting (in person or by proxy)), including changes to our name, permitting us to issue new ordinary shares for cash without the shareholders’ pre-emptive rights and amendments to the articles of association. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;

•
in the United Kingdom, takeovers may be structured as takeover offers or as schemes of arrangement. Under English law, a bidder seeking to acquire us by means of a takeover offer who has acquired or unconditionally contracted to acquire not less than 90% of the shares (not held by the bidder) to which the offer relates may complete a “squeeze out” on the same terms as the takeover offer to obtain 100% control of us. Accordingly, acceptances of 90% of our outstanding ordinary shares/ADSs will likely be a condition in any takeover offer to acquire us (albeit a condition that the bidder will typically reserve the right to waive down to anything above 50%), not 50% as is more common in tender offers for corporations organized under Delaware law. By contrast, a scheme of arrangement, the successful completion of which would result in a bidder obtaining 100% control of us, requires the approval of a majority of shareholders voting at the meeting and representing at least 75% of the ordinary shares voting for approval;

•
under English law and our articles of association, shareholders and other persons whom we know or have reasonable cause to believe are, or have been, interested in our shares may be required to disclose information regarding their interests in our shares upon our request, and if a person defaults in providing the required information our directors may certain directions, including that the relevant shareholder will not be entitled to vote at general meetings, that dividends in respect of the default shares will be retained and that no transfers of the default shares may be registered. Comparable provisions generally do not exist under U.S. law; and

•
the quorum requirement for a shareholders’ meeting is a minimum of two shareholders entitled to vote at the meeting and present in person or by proxy or, in the case of a shareholder which is a corporation, represented by a duly authorized representative. Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

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
We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.
We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us or to the depositary. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are materially disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to direct the depositary to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our ordinary shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

It may be difficult for you to bring any action or enforce any judgment obtained in the United States against us or members of our Board, which may limit the remedies otherwise available to us.
We are incorporated as a public limited company in England and Wales, and the majority of our assets are located outside the United States. In addition, several members of our board of directors (our “Board”) are nationals and residents of countries, including the United Kingdom, outside of the United States. Most or all of the assets of these individuals are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe your rights have been infringed under the securities laws or otherwise. In addition, a United Kingdom court may prevent you from enforcing a judgment of a U.S. court against us or these individuals based on the securities laws of the United States or any state thereof. A United Kingdom court may not allow you to bring an action against us or our directors based on the securities laws of the United States or any state thereof.
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
Our Board is required to meet certain corporate governance standards under Nasdaq Listing Rules, including the requirement to maintain an audit committee comprised of three or more directors satisfying the independence standards of Nasdaq applicable to audit committee members. While foreign private issuers are not required to comply with most of the other corporate governance rules of Nasdaq, we believe we currently comply with, and intend to continue to comply with, the majority of such requirements, including the requirements to maintain a majority of independent directors and the nominating and compensation committees of our Board to comprise solely of independent directors. We follow U.K. requirements with respect to shareholder meetings including shareholder meetings required to disapply preemption rights and issue ordinary shares to investors in connection with private placements or public offering of our securities. As a result, holders of our ADSs may not be afforded the benefits of the corporate governance standards of Nasdaq to the same extent applicable to companies incorporated in the United States. See “Item 16G. Corporate Governance—Foreign Private Issuer Exemption” elsewhere in this annual report.
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
As a company with securities listed in the United States, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time- consuming and costly. For example, we expect that these rules and regulations may make it more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our Board. In addition, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
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
Based on our gross income, the average value of our assets, including goodwill, and the nature of the current state of our business, we do not believe we were a PFIC for the year ended December 31, 2021. There can be no assurance regarding our PFIC status for any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Whether we will be a PFIC in the current or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our goodwill and other intangible assets, is uncertain and may vary substantially over time. In addition, the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year (to the extent applicable) will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC in the current or for any future taxable year. In addition, we may, directly or indirectly, hold equity interests in other entities, including certain of our subsidiaries that are PFICs. Accordingly, U.S. investors should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.
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
4.A. History and Development of the Company
Our legal and commercial name is Mereo BioPharma Group plc. Our company was incorporated on March 10, 2015 and was registered as a private limited company under the laws of England and Wales with the company number 09481161. On June 3, 2016, we were re-registered as a public limited company under the laws of England and Wales. Our principal executive offices are located at 4th Floor, 1 Cavendish Place, London, W1G 0QF, United Kingdom, and our telephone number is +44 333 023 7300. Our website is www.mereobiopharma.com. Information on Mereo’s website is not incorporated by reference into or otherwise part of this annual report. We have included our website address in this annual report solely for informational purposes. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of this website is http://www.sec.gov.
Mereo’s portfolio consists of six clinical-stage product candidates, four of which were acquired from large pharmaceutical companies and two oncology anti-cancer product candidates which we acquired in the Merger. Mereo does not have any approved products and, as a result, has not generated any revenue from product sales. Pursuant to the terms of a global out-licensing agreement for navicixizumab to OncXerna in January 2020, the Company received an upfront payment of $4 million and an additional payment of $2 million in February 2022. In December 2020, the Company entered into a license and collaboration agreement with Ultragenyx for setrusumab, under which the Company subsequently received an upfront payment of $50 million in 2021.
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
For information regarding our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
4.B. Business Overview
We are a biopharmaceutical company focused on the development of innovative therapeutics that aim to improve outcomes for oncology and rare diseases and plan to commercialize selected rare disease programs. Our existing portfolio consists of six clinical stage product candidates two of which, etigilimab and alvelestat, are in ongoing clinical studies. Our lead oncology product candidate, etigilimab (an “anti-TIGIT antibody”), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. We initiated a Phase1b/2 basket study for etigilimab in combination with nivolumab in three rare tumors, sarcoma, uveal melanoma and germ cell cancer, three gynecological carcinomas, cervical, ovarian and endometrial carcinomas and tumors with high mutation burden, along with a Phase 1b/2 study in clear cell ovarian cancer with a partner. Our rare disease product candidates are alvelestat, which is being investigated in two ongoing Phase 2 proof-of-concept studies for the treatment of severe AATD and in an investigator-sponsored study in Bronchiolitis Obliterans Syndrome (BOS) following allogenic stem cell transplant, and setrusumab for the treatment of OI. Following the announcement of the results for setrusumab in a Phase 2b study in adults with OI which demonstrated a dose dependent statistically significant increase in bone mineral density and bone strength, we announced a strategic partnership with Ultragenyx in December 2020 for the development of setrusumab in children and adults with OI. Ultragenyx plans to start a pivotal, Phase 2/3 pediatric and young adult study (5-25 year olds) in the first half of 2022, and intend to initiate a separate Phase 2 study of patients under age five with OI to commence in the second half of 2022.
We plan to develop our product candidates through the next key clinical milestone and then partner where it makes sense strategically to do so, but also in select cases for our rare disease product candidates, to develop them through regulatory approval and potentially commercialization.
Our second oncology product, navicixizumab for the treatment of late line ovarian cancer, has completed a Phase 1b study and was partnered in January 2020 for further development with OncXerna on a global basis.
We plan to partner or sell our other two product candidates acumapimod for the treatment of AECOPD and leflutrozole for the treatment of male infertility, recognizing the need for greater resources to take these product candidates to market.
Our strategy is selectively to acquire and develop product candidates for rare diseases that have already received significant investment from large pharmaceutical and biotechnology companies and that have substantial pre-clinical, clinical and manufacturing data packages. Since our formation in March 2015, we have successfully executed on this strategy by acquiring six clinical-stage product candidates of which four were in oncology and rare diseases. Four of our six clinical-stage product candidates were acquired from large pharmaceutical companies and two were acquired in the Merger. We aim to efficiently develop our product candidates through the clinic and have successfully commenced or completed large, randomized Phase 2 clinical trials for five of our product candidates.
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

Our team has extensive experience in the pharmaceutical and biotechnology sector in the identification, acquisition, development, manufacturing and commercialization of product candidates in multiple therapeutic areas including oncology and rare diseases. Our senior management has long- standing relationships with senior executives of large pharmaceutical and biotechnology companies which we believe enhances our ability to form strategic partnerships on our product candidates and to identify and acquire additional product candidates.
Our Pipeline
The following tables summarize our pipeline for our product candidates. We have global commercial rights to etigilimab, alvelestat, acumapimod and leflutrozole and commercial rights to setrusumab in Europe and the U.K. We granted Ultragenyx an exclusive license to develop and commercialize setrusumab in the U.S. and rest of the world, and we have licensed global rights for navicixizumab to OncXerna.

Core Oncology and Rare Disease Product Candidates

•
Etigilimab (MPH-313):
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

23 patients were treated in the Phase 1a dose escalation study with doses up to 20mg/kg Q2W. Tumor types included colorectal cancer, endometrial cancer, head and neck cancer, pancreatic cancer, ovarian cancer, and other tumor types. No dose limiting toxicities were observed. In the Phase 1b combination study, a total of ten patients, nine of whom had progressed on prior anti-PD1/PD-L1 therapies, were enrolled at doses of 3, 10 and 20 mg/kg. Tumor types included gastric cancer and six other tumor types. Eight patients were evaluable for tumor growth assessment, and all of these patients had progressed on PD1/PD-L1 therapies with best responses, including two patients with a partial response and stable disease. Patients remained on study for up to 224 days. No dose limiting toxicities (DLTs) were observed.
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

There were no treatment-related serious adverse events in the Phase 1a portion and there was only one treatment- related serious adverse event (autoimmune hepatitis) in the Phase 1b portion of the study. The Phase 1b study has now been completed.
Etigilimab is currently in an open label Phase 1b/2 basket study in combination with nivolumab in a range of tumor types. This is focused on three rare tumors, sarcoma, uveal melanoma and germ cell cancer, three gynecological carcinomas, cervical, ovarian and endometrial carcinomas and tumors with high mutation burden. We reported interim data on this study in November 2021. At the time of the data cut-off, 22 patients were included in the safety analysis set, 20 patients were evaluable with a minimum of at least one scan, and 15 patients were included in the efficacy analysis population.
As at the cut-off date, there was one complete response in cervical cancer, one partial response in ovarian cancer and four instances of stable disease in ovarian cancer, cervical cancer and uveal melanoma. The combination of etigilimab and nivolumab has been safe and well tolerated with no new safety signals. The most common treatment-related adverse events were skin reactions, observed in seven patients. None of these reactions required treatment with systemic steroids. There was one case of immune diabetes mellitus.
We expect to provide an update on the Phase 1b/2 basket study of etigilimab in combination with nivolumab in mid-2022.
In April 2021, the Company entered into partnership with Cancer Focus Fund for a Phase 1b/2 study of etigilimab in Clear Cell Ovarian Cancer to be conducted at The University of Texas MD Anderson Cancer Center. The Phase 1b/2 study is being financed by Cancer Focus Fund in exchange for upfront consideration of $1.5 million of the Company’s shares and additional payments based on the achievement of certain milestones. Clear cell ovarian cancer is a rare cancer that accounts for approximately 5 to 10% of all ovarian carcinomas in North America.

•
Alvelestat (MPH-966):
Alvelestat is a novel, oral small molecule we are developing for the treatment of severe AATD Lung Disease and BOS. AATD is a potentially life-threatening, rare, genetic condition caused by a lack of effective alpha-1 antitrypsin (“AAT”). The lungs are normally protected from enzymatic degradation by neutrophil elastase by the AAT protein, but in severe AATD the AAT is either misfolded and fails to be released into the circulation, inactive or completely missing. The degradation of tissue by unopposed neutrophil elastase leads to severe debilitating diseases, including early-onset pulmonary emphysema, a disease that irreversibly destroys the tissues that support lung function. There are an estimated 50,000 patients in North America and 60,000 patients in Europe with severe AATD, although due to underdiagnosis, there are estimated to be approximately 6,000 – 10,000 patients diagnosed in North America. BOS is a progressive, ultimately fatal fibrotic lung disease due to graft versus host disease following stem cell transplant, or lung transplant rejection. An estimated fifty percent of lung transplant recipients will develop BOS by five years post-transplant, with an average survival of less than five years. There are an estimated 10,000 people living with lung transplant and BOS in the US and Europe. Alvelestat is designed to inhibit NE, a neutrophil protease, which is a key enzyme involved in the destruction of lung tissue. We believe the inhibition of NE has the potential to protect patients with AATD from further lung damage. BOS is characterized by anti-organ auto-immune responses, either graft versus host (in SCT) or host versus graft (in lung transplant), exacerbated by elevated neutrophils in the lung and excess NE activity, leading to lung damage through elastin breakdown in the tissue and progressive fibrosis, and ultimately respiratory failure. By inhibiting NE, alvelestat will reduce the accelerating effects of NE-driven inflammation on BOS.

Prior to our license of alvelestat, AstraZeneca conducted 12 clinical trials involving 1,776 subjects, including trials in bronchiectasis and CF. Although these trials were conducted in diseases other than AATD, we believe the data demonstrated potential clinical benefit and biomarker evidence of treatment effect for AATD patients. These trials created a safety database of 1,149 subjects treated with alvelestat.
We recently closed enrollment in a Phase 2 proof-of-concept clinical trial in patients with severe AATD in the United States and the EU and expect to report top-line data from this trial in early Q2 2022. An investigator-initiated complementary study, including testing of alvelestat on top of AAT replacement therapy in AATD is also underway in the US.
Emerging data on the potential of NE inhibition to reduce the inflammatory and thrombotic effects of Neutrophil Extracellular Traps (NETs) in COVID-19, led to the initiation of a study in this disease. The top-line results were reported in December 2021. The results demonstrated a safety profile consistent with previous studies, and in the alvelestat arm, a reduction (an improvement) of 2 points or more in the World Health Organization (WHO) Severity Score in 62.5% (5/9) of the patients versus 28.5% (2/7) in the placebo arm at day 5. At day 7 87.5% (7/8) patients in the alvelestat arm had improved by 2 points or more vs 57% (4/7) in the placebo arm. Inflammatory and pro-coagulopathy biomarkers were also supportive.
An open-label Phase 1b/2 investigator-sponsored study in BOS following allogeneic stem cell transplant is ongoing. Interim results of Phase 1b were reported in December 2021 showing stabilization or improvement in lung function measured by Forced Expiratory Volume in 1 second, (FEV1) in 6 of 7 patients, and supportive biomarker responses, with reduction in neutrophil elastase and the mature elastin breakdown product (desmosine) and reductions in markers of collagen synthesis associated with fibrosis. We expect to provide an update on this study and on the expansion into Phase 2 during 2022.

•
Setrusumab (BPS-804)
: Setrusumab is a novel antibody designed to inhibit sclerostin, a protein that inhibits the activity of bone-forming cells. Inhibiting sclerostin has been shown to promote increases in bone mineral density through stimulation of bone-formation (through osteoblasts) and inhibition of bone-resorption (through osteoclasts). We are developing setrusumab as a treatment for OI, a rare genetic disease that results in bones that can break easily and is commonly known as brittle bone disease. OI is a debilitating orphan disease for which there are no treatments approved by the FDA or EMA. It is estimated that OI affects a minimum of 25,000 people in the United States and approximately an aggregate of 32,000 people in Germany, Spain, France, Italy and the United Kingdom. We believe setrusumab’s mechanism of action is well suited for the treatment of OI and has the potential to become a novel treatment option for patients that could reduce fractures and improve patient quality of life.

Prior to our acquisition of setrusumab, Novartis conducted four clinical trials in 106 patients and healthy volunteers. In 2016, we obtained orphan drug designation in OI for setrusumab in the United States and the EU and, in November 2017, it was accepted into the Priority Medicines scheme (“PRIME”) of the EMA. In September 2020 we received rare pediatric disease designation for setrusumab in OI from the FDA. In November 2019 we reported top-line data on a Phase 2b clinical trial of setrusumab for adults with OI. The Phase 2b was a dose ranging study with three blinded arms at high, medium and low doses to establish the dose response curve and an open label arm at the top dose. Setrusumab demonstrated statistically significant improvements in bone formation biomarkers and bone mineral density (measured by Dual Energy X-ray Absorptiometry) and a trend to a reduction in fractures at the high dose, compared to the other doses, even though the study was not powered for fracture reduction. The results support the progression of setrusumab into a pediatric pivotal study in OI. The data was also presented, as a podium presentation, at the American Society of Bone and Mineral Research (“ASBMR”) in October 2021.

We completed a Type B end of Phase 2b meeting with the FDA in February 2020, a priority medicines scheme (PRIME) meeting with the EMA in May 2020 and sought scientific advice from the EMA in December 2020. These meetings resulted in alignment between the regulators on a Phase 2/3 pediatric study in children with OI.
In December 2020 we announced a partnership with Ultragenyx for the development of setrusumab for OI. Under the terms of the partnership, Ultragenyx will lead future global development of setrusumab in both pediatric and adult patients. We granted Ultragenyx an exclusive license to develop and commercialize setrusumab in the US and rest of the world, excluding Europe and the U.K. where we retain commercial rights. Each party will be responsible for post-marketing commitments in their respective territories.
Ultragenyx made an upfront payment of $50 million to Mereo and will fund global development of the program until approval and has agreed to pay a total of up to $254 million upon achievement of certain clinical, regulatory and commercial milestones. Ultragenyx will pay tiered double digit percentage royalties to us on net sales outside of Europe and the U.K. and we will pay a fixed double digit percentage royalty to Ultragenyx on net sales in Europe and the U.K. Under the terms of our 2015 agreement with Novartis, we will pay Novartis a percentage of proceeds, subject to certain deductions, with Mereo receiving a substantial majority of the payments from Ultragenyx.
Ultragenyx plans to start a pediatric and young adult Phase 2/3 study in the first half of 2022. The objective of the Phase 2/3 study will first focus on determining the optimal dose based on increases in collagen production using serum P1NP levels and an acceptable safety profile. Following determination of the dose, Ultragenyx currently intend to adapt the study into a pivotal Phase 3 stage, evaluating fracture reduction over an estimated 15 to 24 months as the primary endpoint, subject to regulatory review. Ultragenyx currently expect a separate Phase 2 study of patients under age five with OI to start in the second half of 2022. Ultragenyx will, also, continue to evaluate adult patients who were previously treated in the ASTEROID study.
Our Non-Core Partnering Portfolio
Following completion of successful Phase 1 or Phase 2 studies the products below are either partnered or programs which we intend to out-license or sell.

•
Acumapimod (BCT-197):
Acumapimod is a p38 MAP kinase inhibitor therapy for treatment of severe acute exacerbations of COPD (AECOPD). In a Phase 2 trial, acumapimod given over 5 days in patients hospitalized with AECOPD demonstrated a statistically significant reduction in re-hospitalization for treatment failure and recurrent exacerbations. Acumapimod was reported to be safe and well tolerated. Following meetings with FDA and EMA a global Phase 3 registrational program has been designed and we intend to explore out-licensing or sale opportunities with third parties for the further development of acumapimod
.

•
Leflutrozole (BGS-649):
Leflutrozole is an oral inhibitor of aromatase for the treatment of male infertility associated with HH. Excess aromatase in fat tissue reduces testosterone, LH and FSH, leading to HH. In Phase 2 trials, leflutrozole normalized testosterone, increased LH and FSH and was reported to be well-tolerated. Effects on sperm counts supported that future development of leflutrozole should focus on male infertility associated with HH. We intend to explore out-licensing or sale opportunities with third parties for the further development of leflutrozole.

•
Navicixizumab (OMP-305B83)
: Navi is a bispecific antibody that inhibits delta-like ligand 4 (DLL4) and vascular endothelial growth factor (VEGF). We acquired this therapeutic product in the merger with Mereo BioPharma 5 (formerly OncoMed). In a Phase 1a clinical trial, Navi demonstrated single agent activity. Following this we conducted a Phase 1b clinical trial in ovarian cancer, in combination with paclitaxel, in platinum-resistant ovarian cancer. A successful FDA Type B meeting was held in July 2019 and the potential for accelerated approval was discussed. Navicixizumab has also been granted Fast Track Approval by the FDA. In January 2020, Navi was licensed by the Company to OncXerna pursuant to the terms of a global licensing agreement. Under the terms of the contingent value rights agreement between us and Computershare from April 2019 (the “Mereo CVR Agreement”), the holders of contingent value rights are entitled to receive the benefit of certain cash milestone payments made to Mereo under the license agreement. Pursuant to the terms of the

Mereo CVR Agreement, if a milestone occurs prior to the fifth anniversary of the closing of the Merger, April 23, 2024, then holders of CVRs will be entitled to receive an amount in cash equal to 70% of the aggregate principal amount received by Mereo after deduction of costs, charges and expenditures set out in detail in the Mereo CVR Agreement. Such milestone payments are also subject to a cash consideration cap, pursuant to which the aggregate principal amount of all cash payments made to holders of CVRs under the Mereo CVR Agreement shall in no case exceed $79.7 million. See “—Material Agreements—CVR Agreement Between Us and Computershare—The NAVI Milestones.”

Our Strategy
We intend to become a leading biopharmaceutical company developing innovative therapeutics that aim to improve outcomes for patients with rare diseases oncology. The key elements of our strategy to achieve this goal include:

•
Rapidly develop our product candidates and potentially commercialize our rare disease product candidates
. Etigilimab, our lead oncology program, has completed a Phase 1a dose escalating monotherapy study and has been evaluated in a Phase 1b combination study with nivolumab in a range of tumor types. We have advanced etigilimab into an open label Phase 1b/2 basket study evaluating our anti- TIGIT in combination with nivolumab in a range of tumor types including three rare tumors, sarcoma, uveal melanoma and germ cell cancer, three gynecological carcinomas, cervical, endometrial and ovarian carcinomas and tumors with high mutation burden. We reported interim data from this Phase 1b/2 basket study in November 2021 and expect to provide an additional update in mid-2022. We have an on-going Phase 2 proof-of-concept clinical trial of alvelestat for the treatment of severe AATD which we closed to enrollment in late 2021 and now expect to report top-line data from this trial in early Q2 2022. If the results are favorable and pending regulatory feedback, we will determine the optimum path forward for development of alvelestat towards approval and commercialization. We also announced the completion and top-line data of a Phase 1b/2 placebo-controlled clinical trial to evaluate the safety and efficacy of alvelestat in hospitalized adult patients with moderate to severe COVID-19 respiratory disease. The investigator-sponsored Phase 1b/2 study in BOS following SCT has completed the Phase 1b stage (10 patients) and is expected to commence Phase 2 in the second half of 2022 to evaluate clinical efficacy on lung function (FEV1) in a 6-month study in up to an additional 24 patients, with expansion for responders to 12 months. We have completed and announced top-line data on a Phase 2b clinical trial of setrusumab for the treatment of OI in adults in the United States, Europe and Canada. We reported top-line data on the three blinded dose ranging arms in November 2019 with the results supporting progression of setrusumab into a pediatric pivotal study in OI. Following the completion of the dosing part of the study, patients were followed for a further twelve months to examine the off-effects of setrusumab. In September 2020, the FDA granted Rare Pediatric Disease designation to setrusumab for the treatment of OI. Following our completion of the Phase 2b ASTEROID study, we met with both the FDA (end-of-Phase 2 (EOP2) meeting in February 2020) and the EMA (PRIME meeting in May 2020) to discuss the principles of a design of a single Phase 2/3 registrational pediatric study in OI. In December 2020, we signed a license and collaboration agreement for setrusumab in OI with Ultragenyx Pharmaceutical Inc. Ultragenyx plans to start a Phase 2/3 study in young adults and pediatric patients (5-25 years old) in the first half of 2022 and to provide an update on the Phase 2 dose ranging part of this study in the second half of 2022. Following selection of the dose for the Phase 3 study, Ultragenyx intend to initiate an additional registrational trial in young pediatric patients (2-4 years old) in the second half of 2022. We intend to commercialize our rare disease product candidates where it makes strategic sense to do so. For example, in our global licensing collaboration with Ultragenyx we have retained commercial rights to setrusumab for children and adults with OI in the EU and U.K.

•
Efficiently advance our other product candidates and explore out-licensing or sale opportunities with third parties for further clinical development and/or commercialization
. Based on the results from our Phase 2 clinical trial of acumapimod, we plan to enter into one or more strategic relationships with third parties for acumapimod to undertake the next phase of clinical development and, if approved, commercialization. In March 2018, we reported top-line Phase 2b data for leflutrozole for the treatment of HH and in December 2018, we reported positive results from the safety extension study for leflutrozole. We intend to explore out-licensing or sale opportunities with third parties for the further development and commercialization of leflutrozole. Our second oncology product, navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered on a global basis with OncXerna.

•
Continue to be a partner of choice for pharmaceutical and biotechnology companies
. We believe that we are a preferred partner for pharmaceutical and biotechnology companies as they seek to unlock the potential in their development pipelines and deliver therapeutics to patients in areas of high unmet medical need. We have strong relationships with these companies, as evidenced by our agreements with Novartis and AstraZeneca, as well as by the Merger, and a track record of structuring transactions that enable us to leverage our core capabilities while creating value for all stakeholders. We intend to continue to enter into strategic relationships that align our interests with those of pharmaceutical and biotechnology companies and that we believe to be mutually beneficial.

•
Leverage our expertise in business development
. Our senior management team has extensive relationships with large pharmaceutical and biotechnology companies. These relationships are important to us as we seek to form strategic partnerships on our product candidates and as appropriate, to grow our pipeline of product candidates in rare diseases.

Therapeutic Candidates
Etigilimab (MPH-313) for the Treatment of Advanced Solid Tumors
Overview
We acquired etigilimab in the Merger with Mereo BioPharma 5 (formerly OncoMed Pharmaceuticals, Inc.) in 2019. TIGIT (T-cell immunoreceptor with Ig and ITIM domains) is an inhibitory receptor and via interactions with its ligands may block T-cells from attacking tumor cells. The anti-TIGIT therapeutic candidate, etigilimab, is an IgG1 human-specific antibody. It is intended to activate the immune system, through multiple mechanisms and enable anti- tumor activity. In preclinical studies with anti-TIGIT antibodies, immune activation and robust anti-tumor activity have been observed—both as a single agent and in combination with other cancer immunotherapeutics including anti-PD1. At the 2017 American Association of Cancer Research (“AACR”) meeting, preclinical data demonstrating the capacity of an anti-TIGIT antibody to induce long-term immune memory and durable anti-tumor response was presented. Also, at the 2018 AACR meeting data that showed that anti-TIGIT antibody treatment reduced the abundance of regulatory T-cells (Tregs) within tumors in animal models, and mechanistic studies that demonstrated an important contribution of effector function for anti-tumor efficacy in animal models was presented.
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
We have advanced etigilimab into an open label Phase 1b/2 basket study in combination with an anti-PD-1 in a range of tumor types. This multi-center study is initially focused on three rare tumors, sarcoma, uveal melanoma and germ cell cancer, three gynecological carcinomas, cervical, endometrial and ovarian carcinomas and tumors with high mutation burden. These indications were selected based on observations of clinical activity in our prior Phase 1a/1b study and/or based on a comprehensive biomarker analysis of solid tumors which revealed tumor types with a high prevalence of expression of TIGIT and its principal ligand poliovirus receptor (PVR) and concordant expression of TIGIT and PD1. The selected tumor types have shown responsiveness to anti-PD1 therapies with response rates generally ranging from 5-20%. The combination of etigilimab and anti-PD1 may lead to improved responses in these patients.

The first stage of this trial is expected to enroll approximately 125 patients. The trial will evaluate objective response rate as a primary endpoint and will also evaluate safety, duration of response, pharmacokinetics, anti-drug antibodies, progression-free survival and additional secondary and exploratory endpoints. The study is designed to expand select cohorts of patients, based on outcomes, to further evaluate responses to etigilimab and anti-PD1. Biomarker analyses will be conducted on tumor tissues and blood samples from treated patients, including quantification of levels of tumor- associated TIGIT, PVR and related biomarkers to evaluate their potential utility for selecting patients most likely to respond to the combination of etigilimab and anti-PD1.
We reported interim data on this study on November 30, 2021. At the time of the data cut-off, 22 patients were included in the safety analysis set, 20 patients were evaluable with a minimum of at least one scan, and 15 patients were included in the efficacy analysis population.
As at the cut-off date, there was one complete response in cervical cancer, one partial response in ovarian cancer and four instances of stable disease in ovarian cancer, cervical cancer and uveal melanoma. The combination of etigilimab and nivolumab has been safe and well tolerated with no new safety signals. The most common treatment-related adverse events were skin reactions, observed in seven patients, with none of these reactions required treatment with systemic steroids. There was one case of immune diabetes mellitus.
In April 2021, the Company entered into a partnership with Cancer Focus Fund for a Phase 1b/2 study of etigilimab in clear cell ovarian cancer to be conducted at The University of Texas MD Anderson Cancer Center. The Phase 1b/2 study of etigilimab in combination with nivolumab, in clear cell ovarian cancer, is being financed by Cancer Focus Fund in exchange for upfront consideration of $1.5 million of the Company’s shares and additional payments based on the achievement of certain milestones. Clear cell ovarian cancer is a rare cancer that accounts for approximately 5 to 10% of all ovarian carcimomas in North America.
We expect to provide an update on the Phase 1b/2 basket study of etigilimab in combination with nivolumab in mid-2022.
We have worldwide rights to etigilimab.
Alvelestat (MPH-966) for the Treatment of Severe Alpha-1-Antitrypsin Deficiency (“AATD”) and Brochiolitis Obliterans Syndrome (“BOS”)
Overview
We are developing alvelestat for the treatment of severe AATD and BOS. AATD is a potentially life-threatening rare, genetic condition that results in severe debilitating diseases, including early-onset pulmonary emphysema. Alvelestat is a novel, oral small molecule designed to inhibit NE. Scientific data indicate that the increased risk of lung tissue injury in AATD patients may be due to inadequately controlled NE caused by insufficient AAT. We believe that by inhibiting NE, alvelestat has the potential to reduce the destruction of lung tissue and stabilize clinical deterioration in severe AATD patients. BOS is characterized by anti-organ
auto-immune
responses, either graft versus host (in SCT) or host versus graft (in lung transplant), exacerbated by elevated neutrophils in the lung and excess NE activity, leading to lung damage through elastin breakdown in the tissue and progressive fibrosis, and ultimately respiratory failure. By inhibiting NE, alvelestat will reduce the accelerating effects of NE-driven inflammation on BOS.
Background of Alpha-1-Antitrypsin Deficiency and Bronchiolitis Obliterans Syndrome
AATD is a genetic disease. There are estimated to be 50,000 people in North America and 60,000 in Europe with severe AATD, which we define as AATD in patients with either a PiZZ genotype or Null/Null genotype although there are approximately only 10,000 people diagnosed in North America. The major function of AAT in the lungs is to protect the connective tissue from NE released from triggered neutrophils. In the majority of people, the lungs are defended from NE attack by AAT, which is a highly effective inhibitor of NE. Severe AATD patients produce ineffective or no AAT and are, therefore, unable to defend against NE attack. As a result, severe AATD patients commonly experience degeneration of lung function, such as early-onset pulmonary emphysema, which significantly affects quality of life and life expectancy. They may require oxygen therapy in order to continue their daily lives and the most severe patients may require lung transplantation.
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
BOS is a rare progressive fibrosing disease of the lungs affecting approximately 6% of the estimated 12,000 stem cell transplants a year in the United States, often as part of graft versus host disease. For lung transplants, approximately 5% of the patients develop BOS by 5 years, which is the leading cause of retransplant and mortality. BOS is characterized by neutrophil infiltration in the lung, excess neutrophil elastase and inflammation. The pathology of BOS in stem cell transplant and lung transplant is overlapping.
Current Treatment Landscape for Alpha-1-Antitrypsin Deficiency and Bronchiolitis Obliterans Syndrome
AATD patients are monitored by pulmonary functions tests, including spirometry. Treatment involves bronchodilators and inhaled corticosteroid medications and pulmonary rehabilitation, with increased intensity of therapy guided by disease severity. Surgical options include lung volume reduction surgery and lung transplantation. Both are highly invasive, and transplantation is only an option for a portion of patients with end-stage disease despite optimal therapy.
Augmentation therapy is available for AATD, using a partially purified plasma preparation highly enriched for AAT that is administered weekly by intravenous infusion. This therapy was first approved by the FDA in the 1980s based on its biochemical efficacy, meaning its ability to raise blood levels of AAT, but not based on clinical outcome data. Several observational studies have suggested that AAT augmentation therapy may slow the rate of decline in lung function in a subgroup of AATD patients with moderate-to-severe airflow obstruction. In a randomized, controlled trial of augmentation therapy, patients had some reduction in the progression of emphysema, as assessed by measuring lung density using computed tomography. The study did not show significant slowing in the decline in FEV
1
.
We believe that current therapies for AATD are inadequate. Surgical options are limited to a few patients, are highly invasive, have variable results, and do not address the underlying pathology of AATD. AAT augmentation therapy, while FDA approved, was not approved on the basis of clinical outcome data. Further, AAT augmentation therapy is not reimbursed and thus is not currently available to patients in several jurisdictions, including some key European markets. In addition, AAT augmentation therapy requires potentially inconvenient weekly intravenous infusions.
There are very limited options for patients with BOS associated with graft versus host disease following stem cell transplant (“SCT”) or those with host versus graft disease and chronic organ rejection following lung transplant. Current therapies are immunosuppressive regimes, with risk of infection along with azithromycin which has both anti-inflammatory and antimicrobial activity. However, there are no approved treatments and the outcome for patients with BOS has not improved in the last 20 years. In development are the Janus Kinase (JAK1) inhibitor, itacitinib and JAK2 inhibitor ruxolitinib (Incyte Corporation) in Phase 1/Phase2 studies in lung transplant-associated and SCT-associated BOS respectively, AI Therapeutics is investigating an inhaled formulation of sirolimus (LAM-001) in Phase 1 and Isopogen allogeneic bone marrow derived mesenchymal stem cells for chronic lung allograft dysfunction, also in Phase 1, and Liposomal inhaled cyclosporin-A (Zambon) in Phase 2 in BOS following SCT and in Phase 3 global pivotal trials in BOS associated with lung transplant.

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
As BOS is driven by elevated neutrophils in the lung and excess NE activity, leading to lung damage through elastin breakdown in the tissue and progressive fibrosis, and ultimately respiratory failure we believe our approach using alvelestat to inhibit NE has significant advantages. By inhibiting NE, we believe alvelestat will reduce the accelerating effects of NE-driven inflammation on BOS leading to increased success rate of SCT and lung transplant. The investigator-led clinical program is designed to generate data on clinical endpoints that would potentially support registration and reimbursement in SCT.
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
Phase 2 Clinical Trials in AATD
We are conducting a Phase 2 proof-of-concept clinical trial of alvelestat in patients with severe AATD with emphysema in the United States and Europe. AATD patients are at greater risk from COVID-19 given that the condition is a respiratory and lung condition, and for this reason, our Phase 2 alvelestat trial has been delayed with top-line data now expected in early Q2 2022. Due to the effects of the COVID-19 pandemic on this vulnerable population and the impact on enrollment timelines, we closed the study to enrollment at 99 patients at the end of 2021. This is lower than the protocol defined number of patients in the original study design. This is a 12-week, double-blind, placebo-controlled clinical trial examining two doses of alvelestat compared to placebo with three primary endpoints along the pathogenic pathway of lung disease in AATD patients. These primary endpoints are plasma desmosine (a biomarker of protease-driven elastin breakdown), Aα-Val
360
, a specific biomarker of NE proteolytic activity, and neutrophil elastase activity in blood. Secondary endpoints are safety, exacerbation frequency, and lung function tests, including FEV
1
.
We enrolled only adult patients with PiZZ or Null/Null genotypes or rare genotypes with severe deficiency of alpha-1 antitrypsin (<11 microMolar) with confirmed emphysema, who have not received AAT augmentation therapy or have undergone a wash-out period following AAT augmentation therapy.
If the results from this trial are favorable, we intend to seek regulatory advice on the design of, a pivotal trial.
A companion investigator-initiated Phase 2 study in AATD is ongoing in the US. This is enrolling patients with SZ as well as ZZ or Null/Null and rare severe mutations, and is investigating alvelestat compared to also including dosing alvelestat on top of stable augmentation. This study will provide additional supportive data for use of alvelestat.
We received an investment from, and are collaborating with, the venture philanthropy arm of the Alpha-1 Foundation, The Alpha-1 Project Inc (“TAP”), with respect to our alvelestat development program. TAP is investing in the program subject to our meeting agreed-upon development milestones. We also agreed to issue warrants to TAP to subscribe for shares in us, at certain future dates and subject to TAP making agreed-upon investments in the alvelestat development program. On October 8, 2018, we entered into a funding agreement with TAP, which provided for funding of up to $0.4 million. On November 1, 2018, the first tranche of $0.1 million was received and as a result we issued 41,286 warrants to subscribe for our ordinary shares at an exercise price of £0.003 per share.
Phase 1b/2 Clinical Trial in Bronchiolitis Obliterans Syndrome (BOS)
An investigator-initiated Phase1b/2 study in Bronchiolitis Obliterans Syndrome (BOS) following allogeneic stem cell transplant is being conducted to inform a potential future indication expansion strategy. Interim results from 7 patients enrolled in the Phase 1b study were reported in December 2021 showing stabilization or improvement in lung function measured by Forced Expiratory Volume in 1 second, (FEV
1
) in 6 of 7 patients, and supportive biomarker responses, with reduction in neutrophil elastase and the mature elastin breakdown product (desmosine) and reductions in markers of collagen synthesis associated with fibrosis. The Phase 1b component (10 patients) has completed enrollment and the study will progress to enroll up to an additional 24 patients to assess primary lung function endpoint in the Phase 2 component, with anticipated initiation in the second half of 2022.
Phase 1b/2 Clinical Trial in Hospitalized Patients with COVID-19 Respiratory Disease
The top-line results of an investigator-initiated Phase 1b/2 double-blind, randomized, placebo-controlled study in hospitalized adult patients with COVID-19 Respiratory Disease were reported in December 2021. The results demonstrated a safety profile consistent with previous studies, and in the alvelestat arm, a reduction (an improvement) of 2 points or more in the World Health Organization (WHO) Severity Score in 62.5% (5/9) of the patients compared to 28.5% (2/7) of patients in the placebo arm at day 5. At day 7, 87.5% (7/8) of patients in the alvelstat arm had improved by 2 points or more compared to 57% (4/7) of patients in the placebo arm. Inflammatory and pro-coagulopathy biomarkers were also supportive.
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
Current treatment of OI is directed towards management of fractures with casting or surgical fixation. Following either of these, physical therapy will often be required. Preventative surgeries, such as intramedullary, or in-bone, radding fixation are also undertaken. Supportive care for the disease involves surgery to correct deformities, internal splinting of bones with metal rods, bracing to support weak limbs and decrease pain, physical therapy and muscle strengthening and aerobic conditioning to improve bone mass and strength.
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
Our Approach
Our product for treating OI is setrusumab, a fully human monoclonal antibody that is designed to inhibit sclerostin. Sclerostin is produced in osteocytes, which are mature bone cells that are thought to be the mechanoreceptor cells that regulate the activity of bone-building osteoblasts and bone- resorbing osteoclasts. Sclerostin inhibits the activity of osteoblasts. We believe that by blocking sclerostin, setrusumab has the potential to induce or increase osteoblast activity and maturation of these cells, increasing overall bone mass and, thereby reducing fractures in OI patients.
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
Clinical Development of Setrusumab
In April 2017, we commenced a Phase 2b clinical trial of setrusumab in adults in the United States, Europe and Canada. The Phase 2b clinical trial is a multi-center, randomized trial with three blinded arms at a high, medium and low doses to establish the dose response curve and an open label arm at the top dose. The trial completed enrollment of 112 patients and we reported 12-month top-line data from the trial in November 2019. Following the 12-month dosing part of the trial, patients were followed for a further twelve months to examine the off-effects of setrusumab. Similar to the Phase 2 clinical trial conducted by Novartis, we enrolled patients with type I, III and IV OI.

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
Patients who completed 12 months of treatment in the ASTEROID study continued into a 12-month extension “off therapy” portion to examine the off effect of setrusumab. Patients had the option to receive 12 months of treatment with the bisphosphonate zoledronic acid (given at months six and/or 12) and received both DXA and HRpQCT scans at six and 12 months after entering the extension portion.
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

Partnership with Ultragenyx
In December 2020, we announced a partnership with Ultragenyx for the development of setrusumab for OI. Under the terms of the partnership, Ultragenyx will lead future global development of setrusumab in both pediatric and adult patients. We granted Ultragenyx an exclusive license to develop and commercialize setrusumab in the US and rest of the world, excluding Europe and the U.K. where we retain commercial rights. Each party will be responsible for post-marketing commitments in their respective territories.
In October 2021, at the ASBMR annual meeting, we, along with our partner, Ultragenyx, presented additional secondary endpoint data from the Phase 2b ASTEROID study demonstrating that treatment with setrusumab resulted in dose-dependent increase in P1NP serum levels, a marker of bone formation, and a decrease in CTx serum levels, a marker of bone resorption, confirming the mechanism of action of sclerostin inhibition over the 12-month treatment period. Observed improvements in bone mineral density were continuous over the 12 months of the study, with comparable gains achieved in the first and second six months of treatment in the high dose group despite temporal changes in biomarkers.
Ultragenyx plans to start a pediatric and young adult Phase 2/3 study in the first half of 2022. The objective of the Phase 2/3 study will first focus on determining the optimal dose based on increases in collagen production using serum P1NP levels and an acceptable safety profile. Following determination of the dose, Ultragenyx currently intend to adapt the study into a pivotal Phase 3 stage, evaluating fracture reduction over an estimated 15 to 24 months as the primary endpoint, subject to regulatory review. Ultragenyx currently expect a separate Phase 2 study of patients under age five with OI to start in the second half of 2022. Ultragenyx will, also, continue to evaluate adult patients who were previously treated in the ASTEROID study.
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

Clinical Development of Acumapimod
Phase 2 Dose-Ranging Clinical Trial in Severe AECOPD
Two dosing regimens of acumapimod were compared to placebo, in patients hospitalized for AECOPD. Both showed a statistically significant change in FEV1 from baseline to Day 7. The high-dose acumapimod group showed a greater than 50% reduction in the number of rehospitalization for recurrent AECOPD compared to the placebo group, at Days 90 through 150. Acumapimod was observed to be generally safe and well tolerated. In 2019, end of Phase 2 and Scientific Advice meetings were held with the FDA and EMA enabling design of a global Phase 3 program.
We intend to explore out-licensing or sale opportunities with third parties for further funding and development of acumapimod.
Leflutrozole (BGS-649) for the Treatment of Hypogonadotropic Hypogonadism (HH)
Overview
Leflutrozole is in development for the treatment of infertility associated with HH in obese and overweight men. Leflutrozole is a once-weekly oral aromatase inhibitor designed to normalize testosterone levels.
Background of Infertility Associated with Hypogonadotropic Hypogonadism in Obese and Overweight Men
Symptoms that are most commonly associated with testosterone deficiency include reduced libido, erectile dysfunction, along with a decrease sperm counts. Overweight and obesity is associated with increased levels of aromatase. Aromatase converts testosterone to estradiol, which directly suppresses gonadotropins, Follicle Stimulating Hormone (FSH) and Luteinizing Hormone (LH), leading to testicular dysfunction, with impaired production of testosterone and sperm, resulting in infertility. Inhibition of excess aromatase may increase the levels of FSH and LH, resulting in normalization of testosterone production and improving sperm counts and potentially fertility.
Current Treatment Landscape of
Infertility Associated with
Hypogonadotropic Hypogonadism
in Obese and Overweight men
The current treatment is with injectable FSH, either alone, or in combination with injectable Human Chorionic Gonadotropin which has LH-like activity. If unsuccessful, Assisted Reproductive Technology (ART) using intrauterine insemination, in vitro
fertilization and intracytoplasmic sperm injection, and including testicular sperm extraction for those with very low sperm count may be required.
Clinical Development of Leflutrozole
Phase 2b Clinical Trial in Hypogonadotropic Hypogonadism
We conducted a randomized double-blind, dose-ranging, trial of three doses of leflutrozole or placebo in obese males with HH. The primary endpoint of the trial was percentage of patients whose testosterone levels normalized at week 24. Other endpoints were, changes in gonadotropins LH and FSH, sexual function and semen analysis, and evaluation of safety and tolerability.
All doses of leflutrozole normalized total testosterone levels in over 75% of subjects after 24 weeks of treatment, with a dose-dependent increase in both LH and FSH. The trial also showed an improvement in sperm counts. There was no effect on exploratory measures of erectile dysfunction and low libido.
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
We concluded that the future development of leflutrozole should focus on male infertility associated with HH. We intend to develop a clinical and regulatory path accordingly. We intend to explore out-licensing or sale opportunities with third parties for the further development of leflutrozole.
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
Licensing Agreement with AstraZeneca
In October 2017, we announced that we entered into an exclusive license and option agreement (the “License Agreement”), to obtain from AstraZeneca an exclusive worldwide, sub-licensable license under AstraZeneca’s intellectual property rights relating to certain product candidates containing a NE inhibitor, including product candidates that contain alvelestat, with an option to acquire such intellectual property rights following commencement of a pivotal trial and payment of related milestone payments (the “Option”), together with the acquisition of certain related assets.
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
Under the terms of the license agreement, OncXerna received an exclusive worldwide license to develop and commercialize Navi. We received an upfront payment of $4.0 million and in February 2022 we received an additional payment of $2.0 million, following satisfaction of a milestone. OncXerna will be responsible for all future research, development and commercialization of Navi. Additionally, we will be eligible to receive up to $300 million in future clinical, regulatory and commercial milestones, tiered royalties ranging from the mid-single-digit to sub-teen percentages on global annual net sales of Navi, as well as a negotiated percentage of sublicensing revenues from certain sublicensees.

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
Milestone Events and Payments
The CVR milestones relate to Mereo BioPharma 5 (formerly OncoMed)’s etigilimab and Navi therapeutic candidates, though the milestone relevant to etigilimab can no longer be achieved and no payments will become due or payable to CVR holders in relation to etigilimab.
The contingent payments would become payable to the rights agent, for subsequent distribution to the holders of the CVRs, upon the achievement of a milestone relating to NAVI as follows:
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
The receipt of the milestone payment of $2.0 million by us under the Navi License Agreement with OncXerna in February 2022 will result in a payment to CVR holders of approximately 2.3 cents per CVR, a total of approximately $0.9 million, after deductions of costs, charges and expenditures.
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
Agreements relating to June 2020 Private Placement
On June 3, 2020, we entered into a securities purchase agreement (the “June 2020 Purchase Agreement”) with a number of new and existing principally U.S.-based institutional and accredited investors (the “June 2020 Private Placement”) pursuant to which we received $70.0 million (£56.0 million) comprising: the allotment of ordinary shares at a subscription price of $19.4 (£15.5) million utilizing the pre-existing share authorities of the Company, and the subscription for Tranche 1 convertible loan notes (“Loan Notes”) in an aggregate principal amount of $50.6 million (£40.5 million).

Following the passing of resolutions at our General Meeting on June 30, 2020, the Loan Notes automatically converted into ordinary shares of £0.003 each in the capital of the Company except that no new ordinary shares were issued which would result in any person holding in excess of 9.99 percent of the aggregate voting rights in the Company as a result of the relevant conversion. Accordingly, the automatic conversion resulted in Loan Notes in an aggregate principal amount of £21.8 million (together with accrued interest) converting into 125,061,475 ordinary shares on June 30, 2020. As of December 31, 2021, Loan Notes in an aggregate principal amount of £12.4 million remained outstanding and convertible into ordinary shares or ADSs in accordance with their terms.
The Purchasers also received warrants entitling the holders to subscribe for an aggregate of 161,048,366 new ordinary shares. As of December 31, 2021, there were 144,943,535 warrants outstanding to purchase ordinary shares at an exercise price of £0.348 per ordinary share, exercisable until June 2023 and subject to the terms of the warrants. In accordance with the terms of the warrants, holders may elect to exercise their warrants on a cashless basis.
February 2021 Public Offering
On February 12, 2021, we announced the completion of an underwritten public offering of 39,675,000 ADSs, at a public offering price of $2.90 per ADS, which included 5,175,000 additional ADSs issued upon the exercise in full of the underwriters’ option to purchase additional ADSs. The aggregate gross proceeds to us from the public offering, before deducting underwriting discounts and commissions and offering expenses were $115.1 million. The net proceeds, after transaction costs, were £78.4 million ($108.2 million).
Manufacturing
We do not own or operate manufacturing facilities for the production of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We have entered into manufacturing agreements with a number of drug substance, drug product, and other manufacturers and suppliers for etigilimab, alvelestat, acumapimod and leflutrozole and we intend to enter into additional manufacturing agreements as necessary. Following our license of alvelestat, we acquired certain clinical trial materials and we will outsource production of further clinical supplies to our own manufacturing suppliers. We also intend to outsource certain product formulation trials. We expect that drug product pre-validation and validation batches will be manufactured to satisfy regulatory requirements where we progress product candidates to late-stage trials.
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
Commercialization, Sales and Marketing
We do not have our own marketing, sales, or distribution capabilities. In order to commercialize our product candidates, if approved for commercial sale, we must either develop a sales and marketing infrastructure or collaborate with third parties that have sales and marketing experience. In December 2020, we entered into a license and collaboration agreement with Ultragenyx for setrusumab. For our other current and future product candidates we intend to take strategic decisions on whether to further develop them, potentially through to approval, directly commercializing globally or in certain territories, or to seek a partner for further development, co-development and/or commercialization. For product candidates we intend to commercialize or co-commercialize, we must either establish a sales and marketing organization with technical expertise and supporting distribution capabilities in major markets or potentially outsource aspects of these functions to third parties or partners.

Competition
We compete directly with other biopharmaceutical and pharmaceutical companies that focus on the treatment of solid tumor cancers and hematologic cancers, OI, AATD, AECOPD or male infertility. We may also face competition from academic research institutions, governmental agencies and other various public and private research institutions. We expect to face increasingly intense competition as new technologies become available. Any product candidates, including etigilimab, alvelestat, setrusumab, acumapimod and leflutrozole that we or our partners successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.
We consider etigilimab’s current closest potential competitors to be include other anti-TIGIT agents being developed by companies including Roche, Merck, iTeos and GSK, Beigene/Novartis, Seattle Genetics, Inc., Arcus/Gilead and Compugen amongst others. In addition, there are other combinations of existing cancer therapies available commercially for example, Yervoy and Opdivo and Opidivo and Keytruda in combination with chemotherapy agents. There are also a number of other agents in development to other immuno-oncology targets that could compete with an anti-TIGIT approach, for example anti-LAG3.
We consider alvelestat’s current closest potential competitors for the treatment of severe AATD to be alpha1-proteinase inhibitors that are administered intravenously in AAT augmentation therapy. Currently, there are four inhibitors on the market in the United States and the EU: Prolastin-C from Grifols, S.A. (“Grifols”), Aralast from Shire plc, now a subsidiary of Takeda Pharmaceutical Company Ltd (“Shire”), Zemaira from CSL Limited (“CSL”), and Glassia from Kamada Ltd. (“Kamada”). Kamada is also investigating an inhaled version of augmentation therapy, InhibRx, Inc. (“InhibRx”) is in Phase 1 development of INBRX-101, a recombinant human alpha-1 antitrypsin Fc fusion protein (rhAAT-Fc) for replacement therapy, and Apic Bio, Inc. (“Apic Bio”) is in the early stages of developing a dual function vector (df-AAV) gene-therapy approach for AATD silencing the mutant Z-AAT protein and augmenting wildtype M-AAT production. Peak Bio acquired an oral NE inhibitor, PHP-303 following a splitting up of the Ph Pharma pipeline in March 2022. The compound is in a Phase 2 trial in AATD according to the EU Clinical Trials Register website, although no updates have been provided. Vertex Pharmaceuticals Inc. (“Vertex”) has a small molecule corrector program for AATD in pre-clinical development, following Phase 2 trials with two other molecules with the same mechanism of action that were discontinued due to toxicity and efficacy. Centessa (previously Z-factor) is in Ph1 with ZF874 protein folding corrector for Z-AATD and to date has reported data on three patients.
There are no therapies with regulatory approval for Bronchiolitis Obliterans Syndrome (“BOS”) following SCT or lung transplant. We consider alvelestat’s closest potential competitors to be the Janus Kinase (JAK1) inhibitor, itacitinib, and JAK2 inhibitor, ruxolitinib, (Incyte Corporation) in Phase 1/Phase2 studies in lung transplant-associated and SCT-associated BOS, respectively; AI Therapeutics inhaled formulation of sirolimus (LAM-001) in Phase 1 for BOS in lung transplant; Isopogen allogeneic bone marrow derived Mesenchymal Stem Cells for Chronic Lung Allograft Dysfuntion (CLAD) in Phase 1 (NCT02709343 ); and liposomal inhaled cyclosporin-A (Zambon) in Phase 2 in BOS following SCT and in Phase 3 global pivotal trials in BOS associated with lung transplant. In other disease indications, we consider alvelestat’s closet potential competitors to be Santhera Pharmaceuticals (“Santhera”) which has in-licensed the inhaled NE inhibitor POL6014 and has completed a multiple ascending dose study, in the initial indication of CF; and CHF-6333 is an inhaled human NE inhibitor that has completed a Phase 1 trial by Chiesi Farmaceutici S.p.A. (“Chiesi”) for the treatment of non-cystic fibrosis bronchiectasis and CF.
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
We consider leflutrozole’s current closest potential competitors for the treatment of male infertility due to HH to be Follicle Stimulating Hormone (FSH), injectable recombinant follitropin alpha (Gonal-F, Serono) which is FDA approved for male infertility; Injectable Human Chorionic Gonadotropin (HCG) which is not approved for male infertility but is used ‘off-label’ and AZD-5904 (myeloperoxidase inhibitor) from the AstraZeneca and St George Street Capital collaboration is in a Phase 1b trial for idiopathic male infertility.

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
Our intellectual property is held by our wholly owned subsidiaries. As of December 31, 2021, our patent portfolio comprises approximately 600 issued patents and approximately 140 pending patent applications on a global basis.
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
Etigilimab (MPH-313)
As of December 31, 2021, our patent portfolio relating to our therapeutic candidate etigilimab consisted of four granted U.S. patents and three pending U.S. patent applications, as well as corresponding patent applications in major foreign jurisdictions.
The patent portfolio relating to our therapeutic candidate etigilimab contains one core patent family that covers the product per se as well as medical uses thereof. This patent family currently consists of two granted U.S. patents, fifty granted or allowed foreign patents and seventeen pending foreign patent applications. Patents that issue from this core family are generally expected to expire in 2036.
The portfolio also includes a second patent family that relates to specific methods of treatment using etigilimab. This patent family currently consists of two granted U.S. patents, one US pending patent application, and 11 granted or allowed foreign patents and 9 pending foreign patent applications. Any patents that issue from this family are generally expected to expire in 2037.
The portfolio also includes two US provisional patent applications. Any patents that issue from these families are generally expected to expire in 2043.
Alvelestat (MPH-966)
As of December 31, 2021, our patent portfolio relating to our product candidate alvelestat consisted of three issued U.S. patents, no pending U.S. patent applications, 36 issued or allowed foreign patents and two pending foreign patent applications. These patents have all been licensed under our agreement with AstraZeneca. See “Business—Material Agreements—Licensing Agreement with AstraZeneca.” These issued patents and patent applications, if issued, include claims directed to 2-pyridone derivatives as NE inhibitors and their uses as well as claims to polymorphs of the tosylate salt of a 5-pyrazolyl-2-pyridone derivative, with expected expiry dates between 2024 and 2030.
Our patent portfolio relating to our product candidate alvelestat also includes three pending international patent application filed under the PCT and one pending U.S. patent application which have been filed subsequent to the license agreement with AstraZeneca. These patent applications, if issued, include claims directed to dosing regimes of alvelestat and methods of treatment using alvelestat with expected expiry dates between 2040 and 2041.

Setrusumab (BPS-804)
As of December 31, 2021, we have 123 patents globally (including four issued U.S. patents) and 26 patent applications globally (including three pending U.S. patent applications) relating to setrusumab and its use for the treatment of OI. A first patent family includes three issued U.S. patents and 86 corresponding issued foreign patents that relate to the setrusumab antibody, nucleic acids encoding setrusumab, processes for producing setrusumab, and setrusumab’s use as a medicament. Patents emanating from this first patent family expire in 2028 (not accounting for any available patent term extension). We also have two additional patent families, including an issued U.S. patent and 33 issued foreign patents that relate to methods of using anti-sclerostin antibodies, including setrusumab, for the treatment of OI. Patents emanating from these additional patent families expire in 2037 (not accounting for any available patent term extension). Beyond these patents and patent applications, we jointly own with Ultragenyx two additional patent families relating to dosing regimens for the use of anti-sclerostin antibodies, including setrusumab, in the treatment of OI and other bone disorders; we expect any patents emanating from these patent families to expire in 2042 (not accounting for any available PTE). In December 2020, we entered into a license and collaboration agreement with Ultragenyx for setrusumab for OI, under which Ultragenyx have exclusive rights under all setrusumab patent families outside of Europe. See “—Licensing Agreement with Ultragenyx for setrusumab.”
Navicixizumab (OMP-305B83)
As of December 31, 2021, our patent portfolio relating to Navi consisted of 18 issued or allowed U.S. patents and three pending U.S. patent applications, as well as corresponding patents or patent applications in major foreign jurisdictions.
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
Acumapimod (BCT-197)
As of December 31, 2021, our patent portfolio relating to our product acumapimod consisted of 12 issued or allowed U.S. patents, 4 pending U.S. patent applications, 245 issued or allowed foreign patents and 66 pending foreign applications. These issued patents and patent applications, if issued, include claims directed to 5-membered heterocycle-based p38 kinase inhibitors, the use of a pyrazole derivative in the treatment of AECOPD, dosage regimens of acumapimod, the use of acumapimod in the treatment of specific patient subpopulations, methods of producing specific polymorphs of acumapimod and synthetic methods of production of acumapimod with expected expiry dates between 2024 and 2039.
Leflutrozole (BGS-649)
As of December 31, 2021, our patent portfolio relating to our product leflutrozole consisted of four issued U.S. patents, 91 issued foreign patents, and 1 pending foreign patent applications. These issued patents and patent applications, if issued, include claims directed to leflutrozole formulations and the use of leflutrozole in treating hypogonadism according to a specific dosing regimen, with expected expiry dates between 2032 and 2037.
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

•
Phase 3: The product is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well- controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

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
In order to market our future product candidates in the European Economic Area (which is comprised of the 27 Member States of the EU plus Norway, Iceland and Liechtenstein) (the “EEA”), and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EEA, medicinal product candidates can only be commercialized after obtaining a Marketing Authorization (“MA”). There are two types of marketing authorizations:

•
the “Community MA,” which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the EMA and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of product candidates, such as biotechnology medicinal product candidates, orphan medicinal product candidates and medicinal product candidates indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for product candidates containing a new active substance not yet authorized in the EEA, or for product candidates that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU; and

•
“National MAs,” which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for product candidates not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.
Data and marketing exclusivity
. In the EEA, new product candidates authorized for marketing, or reference product candidates, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The 10-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.
Pediatric investigation plan
. In the EEA, marketing authorization applications for new medicinal product candidates have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan (“PIP”), agreed with the EMA’s Pediatric Committee (“PDCO”). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the EU and study results are included in the product information, even when negative, the product is eligible for a six-month supplementary protection certificate extension or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity.
Orphan drug designation
. In the EEA, a medicinal product can be designated as an orphan drug if its sponsor can establish that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically-debilitating condition affecting not more than five in 10,000 persons in the EU when the application is made, or that the product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously- debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition.
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
Adaptive pathways
. The EMA has an adaptive pathways program which allows for early and progressive patient access to a medicine. The adaptive pathways concept is an approach to medicines approval that aims to improve patients’ access to medicines in cases of high unmet medical need. To achieve this goal, several approaches are envisaged: identifying small populations with severe disease where a medicine’s benefit-risk balance could be favorable; making more use of real-world data where appropriate to support clinical trial data; and involving health technology assessment bodies early in development to increase the chance that medicines will be recommended for payment and ultimately covered by national healthcare systems. The adaptive pathways concept applies primarily to treatments in areas of high medical need where it is difficult to collect data via traditional routes and where large clinical trials would unnecessarily expose patients who are unlikely to benefit from the medicine. The approach builds on regulatory processes already in place within the existing EU legal framework. These include: scientific advice; compassionate use; the conditional approval mechanism (for medicines addressing life-threatening conditions); patient registries and other pharmacovigilance tools that allow collection of real-life data and development of a risk-management plan for each medicine.
The adaptive pathways program does not change the standards for the evaluation of benefits and risks or the requirement to demonstrate a positive benefit-risk balance to obtain marketing authorization. In February 2017, setrusumab was accepted into the adaptive pathways program.
PRIME scheme
. In July 2016, the EMA launched the PRIME scheme. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicines that target unmet medical needs. It is based on increased interaction and early dialogue with companies developing promising medicines, to optimize their product development plans and speed up their evaluation to help them reach patients earlier. Product developers that benefit from PRIME designation can expect to be eligible for accelerated assessment but this is however not guaranteed. The benefits of a PRIME designation includes the appointment of a rapporteur from the Committee for Medicinal Products for Human Use before submission of an MAA, early dialogue and scientific advice at key development milestones, and the potential to qualify product candidates for accelerated review earlier in the application process. In November 2017, the EMA granted PRIME designation for setrusumab for the treatment of OI.

Regulation in the United Kingdom
Brexit may influence the attractiveness of the United Kingdom as a place to conduct clinical trials. The EU’s regulatory environment for clinical trials is being harmonized as part of the Clinical Trial Regulations, which entered into force on January 31, 2022. The United Kingdom did not align with the Clinical Trial Regulations and the United Kingdom’s legislation that governs clinical trials still aligns with the previous EU Clinical Trials Directive. The Medicines and Healthcare products Regulatory Agency (the “MHRA”) recently published a consultation on proposals for legislative changes for clinical trials. This indicates an intention to ensure United Kingdom legislation has international interoperability. However, the United Kingdom does not intend to align with the Clinical Trial Regulations on all requirements and it is currently unclear as to what extent the United Kingdom will seek to align its regulations with the European Union. Failure of the United Kingdom to closely align its regulations with the EU may have an effect on the cost of conducting clinical trials in the United Kingdom as opposed to other countries and/or make it harder to seek a marketing authorization for our product candidates on the basis of clinical trials conducted in the United Kingdom.
In the short term, there will be few changes to clinical trials that only have sites in the United Kingdom. The MHRA have confirmed that the sponsor of a clinical trial can still be based in the EEA. Since January 1, 2022, investigational medicinal products can be directly imported from the EU/EEA by the holder of a U.K. Manufacturing and Import Authorization, provided it has an assurance system overseen by a Qualified Person (“QP”). If the investigational medicinal product was certified by a QP in the EU/EEA it does not require recertification in the U.K. The Northern Irish Protocol provides that certain provisions of the EU clinical trials regulatory framework apply in Northern Ireland and investigational medicinal products can be imported from the EU/EEA into Northern Ireland without further oversight. The United Kingdom is now a “third country” for the purpose of clinical trials that have sites in the EEA. For such trials the sponsor/legal representative must be based in the EEA, and the trial must be registered on the EU Clinical Trials Register (including data on sites outside of the EEA).
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

Privacy and Data Protection Laws in Europe
We are subject to European laws relating to our and our suppliers’, partners’ and subcontractors’ collection, control, processing and other use of personal data (i.e., any data relating to an identifiable living individual, whether that individual can be identified directly or indirectly). We are subject to the data protection laws in those jurisdictions where we are established and processing personal data. We are also subject to such laws, when outside the EU or U.K. (as the case may be), where we process personal data relating to individuals in the EU or U.K. “in the context of” an establishment in those markets, where we specifically target goods or services to EU or U.K. residents and where we monitor the behavior of individuals in the EU or U.K. (e.g., undertaking clinical trials). We and our suppliers, partners and subcontractors process personal data including in relation to our employees, employees of customers, clinical trial patients, healthcare professionals and employees of suppliers including health and medical information. The data privacy regime in the EU includes the GDPR, the e-Privacy Directive and the e-Privacy Regulation (intended to replace the Directive once in force) and the national laws and regulations implementing or supplementing each of them. In the U.K., we are subject to the U.K. Data Protection Act 2018 and the GDPR, as implemented into U.K. law by regulation, along with U.K. regulations implementing the e-Privacy Directive. The U.K.’s data protection regime, while currently closely aligned with the EU’s, may diverge over time. The UK courts also recognize a civil tort for misuse of private information, distinct from a claim for breach of confidence, which may engender some exposure. Additionally, in Europe, there are strict regulations on electronic marketing communications and the use of cookies and related technologies, with which we are required to adhere.
The GDPR requires that personal data is only collected for specified, explicit and legal purposes as set out in the GDPR or local laws, and the data generally may then only be processed in a manner consistent with those purposes. The personal data collected and processed must be adequate, relevant and not excessive in relation to the purposes for which it is collected and processed, it must be held securely, not transferred outside of the EEA or U.K., in the case of the U.K.’s GDPR, (unless certain steps are taken to ensure an adequate level of protection), and must not be retained for longer than necessary for the purposes for which it was collected. In addition, the GDPR requires companies processing personal data to take certain organizational steps to ensure that they have adequate records, policies, security, training and governance frameworks in place to ensure the protection of data subject rights, including as required to respond to complaints and requests from data subjects. For example, the GDPR requires us to make more detailed disclosures to data subjects, requires disclosure of the legal basis on which we can process personal data, makes it harder for us to obtain valid consent for processing, will require the appointment of a data protection officer where sensitive personal data (i.e., health data) is processed on a large scale, introduces data breach notification requirements with a low threshold for notifying regulators and imposes additional obligations on us when we are contracting with service providers.
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
We depend on a number of third parties in relation to the provision of our services, a number of which process personal data on our behalf. With each such provider we enter into contractual arrangements to ensure that they only process personal data according to our instructions, and that they have sufficient technical and organizational security measures in place. These arrangements could expose use to liability under the EU and UK data protection and privacy regimes. We take our data protection obligations seriously, as any improper, unlawful or accidental disclosure, loss, alteration or access to, personal data, particularly sensitive personal data (i.e., special category), could negatively impact our business and/or our reputation.
We are also subject to EU and U.K. laws on personal data export, as we may transfer personal data from the EU or U.K. to other jurisdictions which are not considered by the European Commission or U.K. Government, respectively, to offer adequate protection of personal data. Such transfers need to be legitimized by a valid transfer mechanism under the GDPR. In 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-U.S. Privacy Shield (the “Privacy Shield”), which had been a well-recognized cross-border data transfer framework. In the wake of that judgment, referred to as Schrems II, the European Commission has issued new “model clauses” for companies to use to transfer personal data, which take into account concerns expressed by the CJEU. In the U.K., the Information Commissioner has issued an addendum to the new “model clauses”, which is intended to allow for the use of the “model clauses” for ex-U.K. transfers, along with its own international data transfer agreement. We expect EU and U.K. data protection authorities to more closely scrutinize international data transfers going forwards, along with the diligence undertaken in respect of any international transfers and the protections taken to secure personal data. At present, the precise conditions upon which data may be lawfully transferred from the EEA to inadequate jurisdictions such as the U.S., subject to the EU “model clauses” (and so-called “binding corporate rules”) remains unclear, as companies are now required to undertake transfer impact assessments and, where appropriate, apply supplementary measures to ensure that such mechanisms provide adequate protections for EU data.

There are costs and administrative burdens associated with compliance with the GDPR and the resultant changes in the EU and EEA member states’ national laws. Any failure or perceived failure to comply with global privacy laws carries with it the risk of significant penalties and sanctions, such as fines of up to 20 million euros or 4% of global turnover in the EU. These laws or new interpretations, enactments or supplementary forms of these laws, could create liability for us, could impose additional operational requirements on our business, could affect the manner in which we use and transmit patient information and could increase our cost of doing business. Claims of violations of privacy rights or contractual breaches, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.
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
Healthcare Reform
A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical product candidates. For example, the ACA, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for product candidates that are inhaled, infused, instilled, implanted or injected; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid- managed care plans; imposed mandatory discounts for certain Medicare Part D beneficiaries as a condition for manufacturers’ outpatient drugs coverage under Medicare Part D; subjected manufacturers to new annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs; created a new Patient Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; created the Independent Payment Advisory Board, which, once empaneled, will have authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs and biologics; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending. Since its enactment, the U.S. federal government has delayed or suspended implementation of certain provisions of the ACA. In addition, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future.
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

Employees
As of December 31, 2021, 2020 and 2019, Mereo had 49, 38, and 50 employees, respectively. As at December 31, 2021, 33 employees are located in the United Kingdom and 16 employees are located in the United States.
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
As at December 31, 2021, Mereo BioPharma Group plc has the following wholly-owned direct or indirect subsidiaries:

Jurisdiction of Organization
Legal Name of Subsidiary
Mereo BioPharma 1 Limited	United Kingdom
Mereo BioPharma 2 Limited	United Kingdom
Mereo BioPharma 3 Limited	United Kingdom
Mereo BioPharma 4 Limited	United Kingdom
Mereo BioPharma Ireland Limited	Ireland
Mereo US Holdings Inc.	Delaware
Mereo BioPharma 5, Inc.	Delaware
Navi Subsidiary, Inc.	Delaware
4.D. Property, Plants and Equipment
Mereo’s principal office is located at 4th Floor, One Cavendish Place, London W1G 0QF, United Kingdom, where Mereo leases approximately 7,400 square feet of office space. Mereo leases this office space under a lease that terminates on June 24, 2026.
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

Overview
We are a biopharmaceutical company focused on the development of innovative therapeutics that aim to improve outcomes for oncology and rare diseases and plan to commercialize selected rare disease programs. Our existing portfolio consists of six clinical stage product candidates two of which, etigilimab and alvelestat, are in ongoing clinical studies. Our lead oncology product candidate, etigilimab (an “anti-TIGIT antibody”), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. We initiated a Phase1b/2 basket study for etigilimab in combination with nivolumab in three rare tumors, sarcoma, uveal melanoma and germ cell cancer, three gynecological carcinomas, cervical, ovarian and endometrial carcinomas and tumors with high mutation burden, along with a Phase 1b/2 study in clear cell ovarian cancer with a partner. Our rare disease product candidates are alvelestat, which is being investigated in two ongoing Phase 2 proof-of-concept studies for the treatment of severe AATD and in an investigator-sponsored study in Bronchiolitis Obliterans Syndrome (BOS) following allogenic stem cell transplant, and setrusumab for the treatment of OI. Following the announcement of the results for setrusumab in a Phase 2b study in adults with OI which demonstrated a dose dependent statistically significant increase in bone mineral density and bone strength, we announced a strategic partnership with Ultragenyx in December 2020 for the development of setrusumab in children and adults with OI. Ultragenyx plans to start a pivotal, Phase 2/3 pediatric and young adult study (5-25 year olds) in the first half of 2022, and intend to initiate a separate Phase 2 study of patients under age five with OI to commence in the second half of 2022.
We plan to develop our product candidates through the next key clinical milestone and then partner where it makes sense strategically to do so, but also in select cases for our rare disease product candidates, to develop them through regulatory approval and potentially commercialization.
Our second oncology product, navicixizumab for the treatment of late line ovarian cancer has completed a Phase 1 study and has been partnered for further development with OncXerna on a global basis.
We plan to partner or sell our other two product candidates, acumapimod for the treatment of AECOPD and leflutrozole for the treatment of male infertility, recognizing the need for greater resources to take these product candidates to market.
We do not have any approved product candidates and, as a result, have not generated any revenue from product sales. Our ability to generate revenue sufficient to achieve profitability will depend on successful development and eventual commercialization of our product candidates either directly or with partners, if approved. Since our inception, we have incurred significant operating losses. For the year-ended December 31, 20221 we had a net profit of £12.7 million, including a £40.0 million gain on changes in fair value of financial instruments. For the years ended December 31, 2020 and 2019, we had net losses of £163.6 million, including a £109.8 million loss on changes in fair value of financial instruments, and £34.8 million, respectively. As of December 31, 2021, we had an accumulated net loss of £297.0 million (£309.7 million as of December 31, 2020).
We expect to continue to incur significant expenses and operating losses for the foreseeable future as we advance the clinical and manufacturing development of our product candidates and seek regulatory approval. If approved, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution.
We also expect to incur expenses in connection with the in-license or acquisition of additional rare disease product candidates and the potential clinical development of any such product candidates.
We are organized into a single operating segment following management’s view of the business as a single portfolio of product candidates. Research and development expenses are monitored at a product level; however, decisions over resource allocation are made at an overall portfolio level. Our financing is managed and monitored on a consolidated basis.
Financial Operations Overview
Revenue
The Company’s ordinary business activities are the development of product candidates to key clinical milestones and either strategically partnering them or further developing such product candidates through regulatory approval and potentially commercialization. The Company may enter into a range of different agreements with third parties, including, but not limited to: (i) licensing agreements where the global rights to a product candidate are licensed to a partner; and (ii) collaboration agreements where rights to a product candidate are licensed to a partner but the Company retains certain rights, for example to further develop or commercialize the product candidate in specified geographical territories. Under both licensing and collaboration agreements, rights to product candidates are provided to a partner typically in exchange for consideration in the form of upfront payments and/or development, regulatory, commercial or other similar milestones, and royalties on commercial sales, should regulatory approval be obtained for the product candidates.
Revenue includes income from licensing and collaboration agreements. Consideration received up front is recognized at the point in time in which the right to use an intangible asset is transferred. Income from development, regulatory, commercial or similar milestones is recognized when considered highly probable that a significant reversal will not occur.
Intangible assets out-licensed under a license or collaboration agreement are recorded within “Cost of revenue” in the Company’s consolidated statement of comprehensive income/(loss) based on an allocation of cost or value of the rights that have been out-licensed. Payments to third parties arising as a direct consequence of the income recognized are also recorded within “Cost of revenue” in the Company’s consolidated statement of comprehensive income/(loss).
We do not currently have any approved product candidates. Accordingly, we have not generated any commercial sales revenue during the period. In the future, we expect to be able to generate revenues if we are able to obtain regulatory approval and commercialize one or more of our product candidates or through the recognition of milestones and other potential revenues from out-licensing or partnering arrangements for any of our product candidates.

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
Our future expenditure on developing our product candidates is therefore highly uncertain. This is due to numerous risks and uncertainties associated with developing our product candidates, including the uncertainty of:

•	the scope, rate of progress, and expense of our research and development activities;

•	the progress and results of our clinical trials and our pre-clinical and non-clinical studies;

•	the terms and timing of regulatory approvals, if any;

•	establishment of arrangements with our third-party manufacturers to obtain manufacturing supply;

•	protection of our rights in its intellectual property portfolio;

•	launch of commercial sales of any of our product candidates, if approved, whether alone or in collaboration with others;

•	out-licensing opportunities for clinical development and/or commercialization of our non-core product candidates and performance of our partners under these arrangements;

•	the sale, if any, of one or more of our non-core disease product candidates;

•	acceptance of any of our product candidates, if approved, by patients, the medical community and payors at our desired pricing levels;

•	competition with other therapies; and

•	continued acceptable safety profile of any of our product candidates following approval.
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
We expect that our general and administrative costs will increase in the future as our business expands and we increase our headcount to support the planned growth in our operating activities. These increases will likely include increased costs related to the hiring of additional personnel, additional facility-related costs and fees to outside consultants, lawyers and accountants, among other expenses. In addition, we expect to continue to grant share- based compensation awards to existing and future key management personnel and other employees. Additionally, we anticipate increased costs associated with being a U.S. public company, including expenses related to services associated with maintaining compliance with Nasdaq rules and SEC requirements, director compensation, insurance, and investor relations costs. If any of our product candidates that we intend to directly commercialize or co-commercialize obtains regulatory approval, we expect that we will incur expenses associated with building a sales and marketing team.
Finance Income
Finance income consists of interest earned on short-term cash deposits and short-term investments.
Changes in Fair Value of Financial Instruments
The fair value changes in financial instruments are recognized in the statement of comprehensive loss.
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
Taxation
As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since formation. As at December 31, 2021, 2020 and 2019, we had cumulative carry-forward tax losses of £122.6 million, £136.9 million and £70.2 million, respectively. The availability to carry forward and offset these tax loss carry forwards against future operating profits is subject to certain restrictions. As a company that carries out extensive research and development (“R&D”) activities, we benefit from the U.K. R&D small or medium-sized enterprise tax credit regime and are able to surrender some of our trading losses that arise from our research and development activities for a cash rebate of up to 33.35% of eligible R&D expenditure. Qualifying expenditures largely comprise employment costs for research staff, subcontracted CRO and CMO costs, consumables and certain internal overhead cost incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. We may not be able to continue to claim payable R&D tax credits in the future because we may no longer qualify as a small or medium-sized company.
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
As of December 31, 2021, the Company had U.S. federal tax losses to be carried forward of approximately £65.6 million (2020: £50.1 million), of which £59.4 million can be carried forward indefinitely and £6.2 million which will begin to expire in 2022. As of December 31, 2021, the Company had U.S. state tax losses to be carried forward of approximately £3.5 million which begin to expire in 2027.
As of December 31, 2021, total receivables related to tax credits previously recognized amount to £0.8 million which relates to an Alternative Minimum Tax (“AMT”) refund in the U.S. In 2021, the Company recovered £2.8 million of the cash rebate from the R&D claims for the financial year ended December 31, 2020.

Critical Accounting Judgments and Estimates
Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. In the application of our accounting policies, we are required to make judgments, estimates, and assumptions about the value of assets and liabilities for which there is no definitive third- party reference. The estimates and associated assumptions are based on historical experience and other factors that we consider to be relevant. Actual results may differ from these estimates. We review our estimates and assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.
Further details relating to critical accounting judgments and estimates can be found in the consolidated financial statements, incorporated herein by reference.
Results of Operations
The following table sets forth Mereo’s results of operations for the years ended December 31, 2021 and 2020.

	Year Ended December 31,
	2021	2020
	£’000s	£’000s
Revenue	36,464	—
Cost of revenue	(17,908)	—
Research and development expenses	(23,559)	(16,347)
Administrative expenses	(15,933)	(21,222)

Operating loss	(20,936)	(37,569)

Finance income	1	44
Finance costs	(4,022)	(6,383)
Changes in fair value of financial instruments	40,039	(109,849)
Gain/(loss) on disposal of intangible assets	113	(10,872)
Net foreign exchange loss	(954)	(1,821)

Profit/(loss) before tax	14,241	(166,450)

Taxation	(1,516)	2,822
Loss attributable to equity holders of the parent	12,725	(163,628)

Exchange differences on translation of foreign operations	(191)	349

Total comprehensive loss attributable to equity holders of the parent	12,534	(163,279)

Comparison of Years Ended December 31, 2021 and 2020
Revenue
Revenue was £36.5 million for the year ended December 31, 2021 compared to nil for year ended December 31, 2020.
In January 2021, the Company’s licensing and collaboration agreement with Ultragenyx for the development and commercialization of setrusumab for OI became effective. Under the terms of the agreement, Ultragenyx will lead future global development of setrusumab in both pediatric and adult patients. We granted Ultragenyx an exclusive license to develop and commercialize setrusumab in the US and rest of the world, excluding Europe and the U.K. where we retain commercial rights. Each party will be responsible for post-marketing commitments in their respective territories.
Ultragenyx made an upfront payment of £36.5 million ($50 million) to Mereo in January 2021 and will fund global development of the program until approval and has agreed to pay a total of up to $254 million upon achievement of certain clinical, regulatory and commercial milestones. Ultragenyx will pay tiered double digit percentage royalties to us on net sales outside of Europe and the U.K. and we will pay a fixed double digit percentage royalty to Ultragenyx on net sales in Europe and the U.K..
Cost of revenue
Cost of revenue for the year ended December 31, 2021 was £17.9 million compared to nil for the year ended December 31, 2020. This was comprised of £9.5 million, representing the carrying value of the setrusumab rights granted to Ultragenyx under the licensing and collaboration agreement, and £8.4 million in relation to our 2015 agreement with Novartis, under which the Company pays a percentage of proceeds, subject to certain exceptions. Under the terms of this agreement, we made a payment of £7.2 million to Novartis for the year-ended December 31, 2021.
Research and development (“R&D”) Expenses
The following table sets forth our R&D expenses by product development program for the years ended December 31, 2021 and 2020.

	Year Ended December 31,
	2021	2020
	£’000s	£’000s
Setrusumab (BPS-804)	3,597	7,695
Alvelestat (MPH-966)	5,303	4,709
Etigilimab (MPH-313)	13,499	1,029
Leflutrozole (BGS-649)	157	135
Acumapimod (BCT-197)	94	108
Navicixizumab (“Navi”)	15	1,734
Other	63	153
Unallocated costs	831	784

Total R&D expenses	23,559	16,347

Total R&D expenses increased by £7.2 million, or 44%, from £16.3 million in 2020 to £23.6 million in 2021.
R&D expenses relating to etigilimab increased by £12.5 million. The increase was due to the costs associated with commencement of the open label Phase 1b/2 basket study in combination with nivolumab in a range of tumor types. R&D expenses relating to alvelestat increased £0.6 million, or 13%, primarily related to the ongoing Phase 2 proof-of-concept study. Partially offsetting the increases, R&D expenses relating to setrusumab and navicixizumab decreased by £4.1 million and £1.7 million, respectively. The decrease related to setrusumab was primarily driven by the licensing and collaboration agreement with Ultragenyx, under which Ultragenyx will fund global development of the program, and the decrease related to navicixizumab was driven by the global out-licensing agreement with OncXerna for the development and commercialization of navicixizumab.
Administrative expenses
Administrative expenses decreased by £5.3 million, or 25%, from £21.2 million in 2020 to £15.9 million in 2021.
The decrease was primarily driven by a £4.0 million reduction in legal and professional fees in 2021, reflecting lower activity and related transaction costs in 2021 compared to 2020, which included the June 2020 Private Placement and the cancellation of admission of our ordinary shares to trading on the AIM market of London Stock Exchange in December 2020. Premises-related costs decreased by £1.3 million in 2021 primarily due to one-off transaction costs in 2020 associated with renegotiation of our office lease in Redwood City.
Finance income and costs
Total finance costs decreased from £6.4 million in 2020 to £4.0 million in 2021. The decrease is primarily related to a decrease in bank loan interest of £2.9 million following the settlement of the bank loan in December 2020 and a decrease in lease liability finance charges of £0.9 million, partially offset by £1.3 million of additional interest primarily on the June 2020 Private Placement convertible loan notes.
Changes in fair value of financial instruments
The total change in fair value of financial instruments for 2021 was a gain of £40.0 million. The gain resulted from a £39.5 million unrealized gain on Warrants in respect of the June 2020 Private Placement and a £0.5 million unrealized gain on warrants issued to our former lenders in connection with the loan facility.
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
Net foreign exchange gain/(loss)
The net foreign exchange loss for 2021 was £1.0 million, a decrease of £0.8 million from a £1.8 million loss in 2020. The net foreign exchange loss consists primarily of foreign exchange loss on the translation of non-functional currency cash deposits, primarily held in U.S. dollars.
Taxation
The income tax charge for 2021 was £1.5 million. The income tax charge arises primarily from a £40.0 million unrealized gain resulting from changes in the fair value of warrant instruments.
The income tax benefit for 2020 was £2.8 million. The income tax benefit represents eligible cash rebates paid or receivable from the tax authorities in the jurisdictions within which we operate for eligible types of research and development activities and associated expenditure (the “R&D tax credit”). Further, in February 2020, Mereo BioPharma 5 received a tax refund in respect of AMT of £0.2 million from the U.S. Internal Revenue Service (“IRS”). We currently estimate that an additional £0.8 million of tax refund in respect of AMT will be received in 2022 with respect to 2019.
Comparison of the Years Ended December 31, 2020 and 2019
For information relating to the comparison of the years ended December 31, 2020 and 2019, see “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on March 31, 2021.

5.B. Liquidity and Capital Resources
Overview
Under the current business plan and cash flow forecasts, and in consideration of (i) our ongoing research and development efforts which are focused on our etigilimab, our oncology product candidate, and on our rare disease product candidates, setrusumab and alvelestat, (ii) our general corporate funding requirements, (iii) the upfront payment of $50 million received under the license and collaboration agreement with Ultragenyx for setrusumab, and (iv) our public offering of ADSs in February 2021 which raised approximately $108.2 million (£78.4 million) net cash proceeds, we anticipate that our current on-hand cash resources will extend into 2024. However, we will need additional external funding to complete our development plans and take selected products through to commercialization.
We do not currently have any approved product candidates and as a result, have not generated any revenue from product sales. As a result, to date, we have financed our operations primarily through the issuances of our equity securities and convertible debt and our credit facility, which we entered into in August 2017 and subsequently repaid in full in December 2020. We raised $183 million (£137.9 million) in private placements of ordinary shares and convertible loan notes in 2020 and in a public offering of ADSs in February 2021.
In September 2018, we entered into a revised loan agreement which enabled us to extend the interest only period of the credit facility from September 30, 2018 to April 30, 2019. On April 23, 2019, we agreed a revision to the loan agreement which extended the interest only period of the credit facility through December 31, 2020. On December 15, 2020, we repaid the outstanding principal and accrued interest in full. In connection with the credit facility, we have issued warrants for (i) 1,243,908 ordinary shares at an exercise price of £2.95 per share, and (ii). 1,243,908 ordinary shares at a price of $0.4144 per share.
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
June 2020 Private Placement
On June 3, 2020, we entered into a securities purchase agreement with institutional investors pursuant to which we received approximately $70.0 million (£56.0 million) from the purchasers comprising: $19.4 million (£15.5 million) of ordinary shares and the subscription for Loan Notes in an aggregate principal amount of approximately $50.6 million (£40.5 million). Following the passing of resolutions at our General Meeting on June 30, 2020 the Loan Notes automatically converted into ordinary shares except that no new ordinary shares were issued which would result in any person holding in excess of 9.99 percent of the aggregate voting rights in the Company as a result of the relevant conversion. As a result of automatic conversion, Loan Notes in an aggregate principal amount of £21.8 million (together with accrued interest) converted into 125,061,475 new ordinary shares (“New Ordinary Shares”) on June 30, 2020. As of December 31, 2021, Loan Notes in an aggregate principal amount of £12.4 million remained outstanding and convertible into new ordinary shares or ADSs in accordance with their terms.
Investors in the June 2020 Private Placement also received warrants entitling the holders to subscribe for an aggregate of 161,048,366 new ordinary shares. As of December 31, 2020, there were 160,358,161 warrants outstanding to purchase ordinary shares at an exercise price of £0.348 per ordinary share, exercisable until June 2023 and subject to the terms of the warrants. In accordance with the terms of the warrants, holders may elect to exercise their warrants on a cashless basis. As of December 31, 2021, there were 144,943,535 warrants outstanding.
February 2021 Public Offering
On February 12, 2021, we announced the completion of an underwritten public offering of 39,675,000 ADSs, at a public offering price of $2.90 per ADS, which includes 5,175,000 additional ADSs issued upon the exercise in full of the underwriters’ option to purchase additional ADSs. The aggregate gross proceeds to us from the offering, before deducting underwriting discounts and commissions and offering expenses were $115.1 million. The net proceeds, after transaction costs, were £78.4 million ($108.2 million).
Partnership with Cancer Focus Fund and The University of Texas MD Anderson Cancer Center
On April 30, 2021, we entered into partnership with Cancer Focus Fund for a Phase 1b/2 study of etigilimab in Clear Cell Ovarian Cancer to be conducted at The University of Texas MD Anderson Cancer Center. The study will be financed by Cancer Focus Fund, in exchange for upfront consideration of $1.5 million (£1.09 million) of the Company’s ordinary shares and additional payments based on the achievement of certain milestones.
Contractual Obligations
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
In addition, Mereo enters into contracts in the ordinary course of business with CROs, CMOs, and other vendors to assist in the performance of its research and development activities and other services and products for operating purposes. The contracts with CROs generally provide for termination on notice, and therefore are cancelable contracts. We have manufacturing commitments with CMOs of £1.4 million as of December 31, 2021.
Cash Flows
Comparison of Years Ended December 31, 2021 and 2020
The table below summarizes our cash flows from (used in) operating, investing and financing activities for the years ended December 31, 2021 and 2020.

	Year Ended December 31,
	2021	2020
	£’000s	£’000s
Net cash used in operating activities	(5,239)	(28,341)
Net cash (used in)/from investing activities	(421)	1,495
Net cash from financing activities	77,652	34,737

Net increase in cash and cash equivalents	71,992	7,891

Operating Activities
Net cash used in operating activities for the year ended December 31, 2021 was £5.2 million, a decrease of £23.1 million from £28.3 million in 2020. The decrease was primarily driven by the receipt of upfront payments from Ultragenyx of £36.5 million, offset by associated payments to Novartis of £7.2 million. In 2021, we received R&D tax credits from the U.K. tax authorities of £2.8 million compared to £10.4 million in 2020.
Investing Activities
Net cash used in investing activities for the year ended December 31, 2021 was £0.4 million, a decrease from a cash inflow of £1.5 million in 2020. In 2020, we received net proceeds of £1.8 million following the global licensing arrangement for navicixizumab to OncXerna.

Financing Activities
Net cash from financing activities for the year ended December 31, 2021 was £77.7 million, an increase of £42.9 million from £34.7 million in 2020. The increase is primarily attributable to: £78.4 million net proceeds from the Public Offering in February 2021 compared to £59.6 million net proceeds from the issuance of ordinary shares and convertible loan notes in 2020; partially offset by repayment of £22.7 million of capital and interest on our bank loan and £2.1 million of lease liabilities in 2020.
Comparison of the Years Ended December 31, 2020 and 2019
For information relating to the comparison of the years ended December 31, 2020 and 2019, see “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on March 31, 2021.
Operating and Capital Expenditure Requirements
As of December 31, 2021, we had an accumulated loss of £297.0 million. We expect to continue to report significant operating losses for the foreseeable future as it continues its research and development efforts and seek to obtain regulatory approval of our product candidates and any future product we develop. See also “Risk Factors—Risks Related to Our Business and Industry—If we do not obtain adequate and timely funding, we may not be able to continue as a going concern”.
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
We expect that our existing cash and short-term deposits will enable us to fund our currently committed clinical trials and operating expenses and capital expenditure requirements into 2024. We have based these estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development of our product candidates and any future product candidates and because the extent to which we may enter into collaborations with third parties for development of any of our product candidates is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements will depend on many factors, including:

•
The costs, timing and results of our ongoing Phase 1b/2 study for etigilimab, and our ongoing clinical trials for alvelestat in AATD and the investigator-sponsored study for patients with BOS; and the costs for our activities related to our ongoing collaboration with Ultragenyx for setrusumab for the treatment of adults and children with OI and the costs for our preparation for eventual commercialization of setrusumab in Europe and the U.K.;

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

•	the sales price and availability of adequate third-party coverage and reimbursement for our product candidates;

•	the effect of competitors and market developments;

•	the performance of our collaborators and partners under the existing agreements on setrusumab and navicixizumab;

•	the extent to which we are able to acquire new product candidates or enter into licensing or collaboration arrangements for our product candidates;

•	milestone and deferred payments under Mereo’s license and option agreement with AstraZeneca; and

•	tax liabilities or other assessments and our ability to claim R&D tax credits or other reliefs.
Our revenues, if any, will be derived from development milestones or sales of any product candidates that we are able to successfully develop, receive regulatory approval for, and commercialize in future years. In the meantime, we will need to obtain substantial additional funds to achieve our business objective.
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
Indebtedness
Credit Facility
As of December 31, 2021, the former lenders, Silicon Valley Bank and Kreos Capital V (UK) Limited, have warrants outstanding to purchase a total of 1,243,908 ordinary shares at an exercise price of £2.95 per share and a total of 1,243,908 ordinary shares at an exercise price of $0.4144 per share.
June 2020 Private Placement
On June 3, 2020, we entered into a securities purchase agreement (the “June 2020 Purchase Agreement”) with a number of new and existing principally U.S based institutional and accredited investors (the “June 2020 Private Placement”) pursuant to which we received $70.0 million (£56.0 million) comprising: the allotment of ordinary shares at a subscription price of $19.4 million (£15.5 million) utilizing the pre-existing share authorities of the Company, and the subscription for Tranche 1 convertible loan notes (“Loan Notes”) in an aggregate principal amount of $50.6 million (£40.5 million).

Following the passing of resolutions at our General Meeting on June 30, 2020 the Loan Notes automatically converted into ordinary shares of £0.003 each in the capital of the Company except that no new ordinary shares were issued which would result in any person holding in excess of 9.99 percent. of the aggregate voting rights in the Company as a result of the relevant conversion. Accordingly, the automatic conversion resulted in Loan Notes in an aggregate principal amount of £21.8 million (together with accrued interest) converted into 125,061,475 ordinary shares on June 30, 2020. As of December 31, 2020 Loan Notes in an aggregate principal amount of £18.9 million remained outstanding and convertible into ordinary shares or ADSs in accordance with their terms. As of December 31, 2021, Loan Notes in an aggregate principal amount of £12.4 million remained outstanding.
Novartis Notes
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
Mereo accounts for the CVR arrangement as contingent consideration at fair value. As at December 31, 2021, the fair value of the contingent consideration is estimated to be nil. The estimated contingent consideration payable is based on a risk-adjusted, probability-based scenario. Under this approach, the likelihood of future payments being made to the former shareholders of Mereo BioPharma 5 under the CVR arrangement is considered. The estimate could materially change over time in line with the development plan and subsequent commercialization of the Navi product.
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
5.D. Trend Information
Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our results of operations, financial condition, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For more information, see Item 4.B. Business Overview, Item 5.A. Operating Results, and Item 5.B. Liquidity and Capital Resources.
5.E. Not Applicable

Item 6.	Directors, Senior Management And Employees
6.A. Directors and Senior Management
Executive Officers and Non-Executive Directors
The following table presents information about Mereo’s executive officers and non-executive directors, including their ages, as of the date of this annual report:

Name	Age	Position
Executive Officers
Dr. Denise Scots-Knight	62	Chief Executive Officer and Director
Christine Fox	41	Chief Financial Officer
Dr. Alastair MacKinnon	51	Chief Portfolio Management and Pipeline Strategy
John Richard	64	Chief Business Officer
Charles Sermon	52	General Counsel
Alexandra (Wills) Hughes-Wilson	50	Chief Patient Access and Commercial Planning
Dr. John Lewicki	70	Chief Scientific Officer
Dr. Suba Krishnan	57	Senior Vice President Clinical Development
Dr. Jackie Parkin	64	Senior Vice President and Therapeutic Head
Non-Executive Directors
Dr. Peter Fellner	78	Chairman of the Board and Director
Dr. Jeremy Bender	50	Director
Dr. Anders Ekblom	67	Director
Anne Hyland	61	Director
Dr. Pierre Jacquet	55	Director
Dr. Deepika R. Pakianathan	57	Director
Dr. Brian Schwartz	60	Director
Michael S. Wyzga	67	Deputy Chairman of the Board and Director
The current business addresses for Mereo’s executive officers and directors is c/o Mereo BioPharma Group plc, 4 th
Floor, One Cavendish Place, London, W1G 0QF, United Kingdom.
The following are brief biographies of Mereo’s executive officers and non-executive directors:
Dr. Denise Scots-Knight.
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

Dr. Alastair MacKinnon.
Dr. MacKinnon has served as our Chief of Portfolio and Pipeline Strategy since January 2021 and previously as our Chief Medical Officer from July 2015 to December 2020. From 2010 until joining us, Dr. MacKinnon was a Partner of Phase4. Dr. MacKinnon holds a B.Sc. and a MBBS from King’s College London and is a Member of the Royal College of Surgeons in Edinburgh.
John Richard.
Mr. Richard has served as our Chief Business Officer, previously titled Head of Corporate Development, since July 2015. Prior to joining us, he was a consultant for Nomura, a global investment bank, and Phase4, and previously served as the head of business development for Sequus Pharmaceuticals Inc., VIVUS Inc. and Genome Therapeutics Corporation. Mr. Richard serves on the boards of Aruna Bio, Inc. and previously served on the boards of Catalyst Biosciences, Vaxart, Inc., Aviragen Therapeutics, Inc., and Targacept, Inc. Mr. Richard holds a B.S. from Stanford University and an MBA from Harvard Business School.
Charles Sermon.
Mr. Sermon has served as our General Counsel and Company Secretary since July 2015. From 2010 until joining us, Mr. Sermon was a Partner of Phase4. Mr Sermon serves as a Director on the Board of Trustees of Rainbow Trust Children’s Charity. Mr. Sermon trained and qualified as a lawyer with Freshfields in London after completing the Law Society’s Final Examination. Mr. Sermon holds an LL.B. (Hons.) from Hull University.
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
Dr.
John Lewicki.
Dr. Lewicki has served as our Chief Scientific Officer since July 2020. He has over 35 years of experience in the biotechnology industry. Dr. Lewicki was President, CEO and a board member of OncoMed from March 2018 to April 2019. Previously, Dr. Lewicki served as Vice President of Research, at Scios Inc. where he co-discovered human B-type natriuretic peptide (BNP). Dr. Lewicki contributed to development of BNP into an FDA-approved treatment (Natrecor) for acute congestive heart failure. Dr. Lewicki received his PhD from the University of California, San Diego. He has co-authored
over 80 papers and is
co-inventor
on over 30 issued US patents.
Dr. Suba Krishnan
.
Dr Krishnan has served as our SVP Clinical Development since she joined us in December 2020 from Genmab, where, as Global Program Head Immuno-Oncology, she led cross-functional teams in the strategy and execution of multiple first-in-class bispecific antibodies. Dr. Krishnan has held positions of increasing scope, working across all stages of drug development, to evaluate PARP-inhibitors, ADCs and IO agents, and filing for approvals of nivolumab in second-line bladder cancer and pembrolizumab in small cell lung cancer. Earlier, Dr. Krishnan was Assistant Professor, Pediatric Hematology, Columbia University, and held the Sickle Cell Scholar position at Thomas Jefferson University. Dr. Krishnan completed her MBBS at the Armed Forces Medical College in Pune, India and trained in Pediatric Hematology/Oncology at Columbia University.
Dr
.
Jackie Parkin.
Dr. Parkin is our SVP and Therapeutic Head, leading clinical development of alvelestat for alpha-1 antitrypsin deficiency (AATD) lung disease and collaborations for studies in COVID-19 and Bronchiolitis Obliterans Syndrome (BOS). She is also responsible for acumapimod in AECOPD and leflutrozole in male hypogonadism. Dr. Parkin previously served as Vice President for Clinical Development at GlaxoSmithKline, leading immuno-inflammatory and infectious diseases. Prior to GSK, Dr. Parkin was a Clinical Senior Lecturer in Immunology at the St Bartholomew’s and Royal London Hospital, caring for patients with HIV infection.
Dr.
Peter Fellner.
Dr. Fellner has been Chairman of our Board since July 2015. He served as Chairman of the board of directors of Consort Medical plc from May 2009 until April 2019, was Chairman of the board of directors of Ablynx NV from November 2013 until January 2018 and Vernalis plc until October 2018. Dr. Fellner was previously Chairman of the board of directors of Acambis plc from 2006 until its acquisition by Sanofi Pasteur, Optos plc from 2000 until its acquisition by Nikon Corporation, and Vice Chairman of Astex Pharmaceuticals Inc. until its acquisition by Otsuka Pharmaceutical Company. He also served as a Director of UCB S.A. and was CEO and then Chairman of Celltech Group plc. Dr. Fellner holds a B.Sc. (Hons.) from the University of Sheffield and a Ph.D. from the University of Cambridge.
Dr. Jeremy Bender.
Dr. Bender has served on our board since October 2020. Dr. Bender is Chief Executive Officer of DayOne Biopharmaceuticals, Inc. (NASDAQ: DAWN). Previously he served as Vice President of Corporate Development at Gilead Sciences, Inc., where he was responsible for development and negotiation of partnerships, alliances, joint ventures, equity investments, licensing agreements and M&A transactions. Dr. Bender joined Gilead from Tizona Therapeutics, Inc., where he was Chief Operating Officer. Prior to Tizona, he was Chief Business Officer of Sutro Biopharma, Inc. Dr. Bender received his undergraduate degree in Biological Sciences from Stanford University and his Ph.D. in Microbiology & Immunology from the University of Colorado. He also holds an M.B.A. from the MIT Sloan School of Management.

Dr.
 Anders Ekblom
.
Dr. Ekblom has served on our Board since July 2015. Dr. Ekblom has held a number of executive positions at AstraZeneca, including Executive Vice President Global Drug Development, Executive Vice President Global Medicines Development, Global Head Clinical Development and Chief Executive Officer of AstraZeneca AB Sweden. He currently serves as Chairman of the Board of Elypta AB and Xspray Pharma AB, and on the boards of directors of Alligator Bioscience AB and AnaMar AB. Dr. Ekblom is a board-certified medical doctor and an Associate Professor at the Karolinska Institutet. Dr. Ekblom holds a M.D., Ph.D. and a D.D.S. from Karolinska Institutet.
Anne Hyland.
 Ms. Hyland has served on our Board of Directors since March 2022. Ms. Hyland is a non-executive
director of Clinigen Group plc (AIM: CLN) (since 2018), a global pharmaceutical and services company and Chair of their Audit and Risk Committee. She is also Chair of the Audit Committee and a non-executive
director of Elementis plc (LON: ELM) (since 2013), a global specialty chemicals company. Ms. Hyland was Chief Financial Officer and Company Secretary of Kymab Group Ltd a biopharmaceutical company acquired by Sanofi in April 2021 for an upfront payment of US$1.1 billion and up to US$350 million in deferred consideration. Prior to this Ms. Hyland had significant experience in biopharmaceutical companies, having worked as CFO and Company Secretary of BBI Diagnostics Group plc, a diversified global diagnostics business and Vectura Group plc, a company that develops therapeutic products and devices principally for the treatment of respiratory diseases. Ms. Hyland is a Chartered Accountant (FCA), a Corporate Tax Adviser (CTA – AITI) and holds a degree in business studies from Trinity College, Dublin. Ms. Hyland was a Trustee of Sustrans, the charity that created the National Cycle Network, from 2012 to 2017.
Dr.
 Pierre Jacquet.
Dr. Jacquet has served on our Board of Directors since September 2021. Dr. Jacquet is currently Managing Director and Vice Chairman of L.E.K. Consulting’s Global Healthcare practice. He has served in a variety of leadership roles over 20 years at L.E.K., including Global Head, Healthcare Practice, Global Leadership Team, the Americas management committee, and various partner operating committees. Prior to joining L.E.K. in 2001, Dr. Jacquet was trained as a surgical resident at University of Liège, Belgium and served as a Fellow at the Washington Cancer Institute, where he authored over 40 publications and presentations. In addition to serving on Mereo’s Board of Directors, Dr. Jacquet is a Director of Exact Sciences, on the Advisory Board of Life Science Cares, and previously served as a Director of Osprey Pharmaceuticals. He earned a Master of Business Administration from the Darden Graduate School at the University of Virginia, graduated Magna Cum Laude in Medicine from the University of Liège in Belgium and was awarded a Summa Cum Laude Doctor of Philosophy in biomedical sciences from the University of Liège in Belgium.
Dr.
 Deepika
 R. Pakianathan
. Dr. Pakianathan has served on our Board since April 2019 following completion of the Merger and served as a director of OncoMed since December 2008 until the closing of the Merger. Since 2001, Dr. Pakianathan has been a Managing Member at Delphi Ventures, a venture capital firm focused on biotechnology and medical device investments. Dr. Pakianathan serves on the boards of directors of Karyopharm Therapeutics, Inc., Theravance Biopharma, Inc., and Calithera Biosciences, Inc. Dr. Pakianathan previously served on the boards of directors of Foresite Development Corp II, Alder Biopharmaceuticals, Inc. and Foresite Development Corp I. and Relypsa, Inc. Dr. Pakianathan received a B.Sc. from the University of Bombay, India, a M.Sc. from The Cancer Research Institute at the University of Bombay, India, and an M.S. and Ph.D. from Wake Forest University.
Dr.
 Brian Schwartz.
Dr. Schwartz has served on our Board of Directors since October 2020. During the past decade he has served as Senior Vice President, Head of Research & Development and Chief Medical Officer of ArQule Inc., which was acquired for $2.7bn by Merck & Co. in 2020. Prior to ArQule Inc., Dr. Schwartz was Chief Medical Officer at Ziopharm, having previously held several senior leadership roles at Bayer and LEO Pharma. Dr. Schwartz is a Board Member of Cyclacel Pharmaceuticals, Infinity and Enlivex Therapeutics, an advisor for the California Institute of Regenerative Medicine, and acts as an independent consultant for numerous biotech companies. Dr. Schwartz previously served on the board of directors of LifeSci Acquisition Corp. He received his medical degree from the University of Pretoria, South Africa, completed a fellowship at the University of Toronto, Canada, and practiced medicine prior to his career in the biopharmaceutical industry.
Michael S. Wyzga.
Mr. Wyzga has served on our Board since April 2019 following completion of the Merger and had served as a director of OncoMed since October 2013 until the closing of the Merger. On May 14, 2020, we entered into the Consulting and Interim Chief Financial Officer Agreement with MSW Consulting Inc. and Michael Wyzga by which Mr. Wyzga served as Interim Chief Financial Officer from August 1, 2020 to January 4, 2021. Mr. Wyzga is currently the President of MSW Consulting Inc., a strategic consulting group focused in the life sciences area. From December 2011 until November 2013, Mr. Wyzga served as President and Chief Executive Officer and a member of the board of directors of Radius Health, Inc. Prior to that, Mr. Wyzga served in various senior management positions at Genzyme Corporation, including as Chief Financial Officer from July 1999 until November 2011. Mr. Wyzga is a member of the boards of directors of Adagio Therapeutics, Inc. and LogicBio and is Chairman of the board of directors of GenSight Biologics S.A. and of X4 Biologics. Mr. Wyzga previously served as a member of the boards of directors of Exact Sciences Corporation, Idenix Pharmaceuticals, Inc. and Altus Pharmaceuticals, Inc., and as a member of the supervisory board of Prosensa Holding B.V. He received an M.B.A. from Providence College and a B.S. from Suffolk University.

Arrangements Concerning Election of Directors; Family Relationships
We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.
6.B. Compensation
Executive Officer Remuneration
The following table sets forth the remuneration paid during the year ended December 31, 2021.

	Salary (£)	Cash Bonus (1) (£)	All Other Compensation (2) (£)	Total (3) (£)
Dr. Denise Scots-Knight	398,808	239,284	67,204	705,296
Other Executive Officers	1,978,390	882,615	325,911	3,186,915

(1)	Amount shown reflects cash bonuses awarded for achievement of performance goals.
(2)	Amount shown represents health benefit payments and pension contributions made by us.
(3)
Total compensation set out in this table does not include any amounts for the value of options to acquire Mereo ordinary shares or awards granted to or held by current senior management, which is described in “—Equity Compensation Arrangements.”

Executive Officer Employment Agreements
Dr. Denise
Scots-Knight
We entered into an employment agreement with Dr. Scots-Knight on July 29, 2015, as amended and restated on September 3, 2021. This agreement entitles Dr. Scots-Knight to receive an annual base salary and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. We currently contribute to Dr. Scots-Knight’s Self-Invested Personal Pension Scheme an amount equal to 15% of Dr. Scots-Knight’s annual salary, provided that she contributes 4% or more of her annual salary to that scheme. In lieu of a pension contribution, we may, at Dr. Scots-Knight’s request, pay a pro-rata amount equal to 10% of her base salary as additional compensation. Either party may terminate the employment agreement by giving the other party not less than 12 months’ written notice, provided that we may terminate Dr. Scots-Knight at any time with immediate effect for cause or by giving written notice to Dr. Scots-Knight that we will instead pay her basic salary for any remaining notice period. Dr. Scots-Knight’s employment agreement also contains restrictive covenants pursuant to which she has agreed to refrain from competing with us or soliciting our key employees for a period of six months following her termination of employment or soliciting our customers for a period of nine months following her termination of employment. The employment agreement includes the provision of accelerated vesting of share options and payments to Dr Scots-Knight equal to 18 months’ annual base salary and Dr Scots-Knight’s target annual bonus in the event of a covered termination during the period commencing on a change in control of the Company and ending 12 months after such change in control.

Christine Fox
We entered into an employment agreement with Ms. Christine Fox on October 20, 2020, as amended on September 3, 2021. The employment agreement entitles Ms. Fox to receive an annual base salary and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with Mereo’s annual bonus plan.
Ms. Fox is also eligible to participate in Mereo’s group personal pension scheme and Mereo has agreed to contribute to the pension scheme an amount equal to 10% of Ms. Fox’s annual salary provided that she contributes 4% or more of her annual salary to that scheme. In lieu of a pension contribution, Mereo may, at Ms. Fox’s request, pay a pro-rata amount equal to 10% of her base salary as additional compensation. Either party may terminate the employment agreement by giving the other party not less than six months’ written notice, provided that Mereo may terminate Ms. Fox at any time with immediate effect for cause or by giving written notice to Ms. Fox that Mereo instead pay her basic salary for any remaining notice period. Ms. Fox’s employment agreement also contains restrictive covenants pursuant to which she has agreed to refrain from competing with Mereo or soliciting its key employees for a period of six months following her termination of employment or soliciting Mereo customers for a period of nine months following her termination of employment. The employment agreement includes the provision of accelerated vesting of share options and payments to Ms. Fox equal to 12 months’ annual base salary and Ms. Fox’s target annual bonus in the event of a covered termination during the period commencing on a change in control of the Company and ending 12 months after such change in control.
Dr. Alastair MacKinnon
We entered into an employment agreement with Dr. MacKinnon on July 29, 2015, and subsequently amended the agreement on November 24, 2017, and on September 3, 2021. This agreement entitles Dr. MacKinnon to receive an annual base salary and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan.
Dr. MacKinnon is also eligible to participate in our group personal pension scheme and we have agreed to contribute to the pension scheme an amount equal to 10% of Dr. MacKinnon’s annual salary provided that he contributes 4% or more of his annual salary to that scheme. In lieu of a pension contribution, we may, at Dr. MacKinnon’s request, pay a pro-rata amount equal to 10% of his base salary as additional compensation. Either party may terminate the employment agreement by giving the other party not less than six months’ written notice, provided that we may terminate Dr. MacKinnon at any time with immediate effect for cause or by giving written notice to Dr. MacKinnon that we instead pay his basic salary for any remaining notice period. Dr. MacKinnon’s employment agreement also contains restrictive covenants pursuant to which he has agreed to refrain from competing with us for a period of three months following his termination of employment, soliciting our key employees for a period of six months following his termination of employment, or soliciting our customers for a period of nine months following his termination of employment. The employment agreement includes the provision of accelerated vesting of share options and payments to Dr MacKinnon equal to 12 months’ annual base salary and Dr MacKinnon’s target annual bonus in the event of a covered termination during the period commencing on a change in control of the Company and ending 12 months after such change in control.
John Richard
Mr. Richard currently provides services to us pursuant to a revised and restated employment agreement dated September 1, 2019, and a change in control and severance agreement dated September 3, 2021.
Mr. Richard’s employment agreement entitles him to receive an annual base salary and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. Either party may terminate the employment agreement by giving the other party not less than three months’ written notice, provided that we may terminate Mr. Richard at any time with immediate effect for cause or by giving written notice to Mr. Richard that we will instead pay his basic salary for any remaining notice period. Mr. Richard’s employment agreement also contains restrictive covenants pursuant to which he has agreed to refrain from competing with us or soliciting our key employees or customers for a period of six months following his termination of employment. Mr. Richard’s employment agreement includes the provision of accelerated vesting of share options and payments to Mr Richard equal to 12 months’ annual base salary and Mr Richard’s target annual bonus in the event of a covered termination following a change in control of the Company.
Charles Sermon
We entered into an employment agreement with Mr. Sermon on July 29, 2015 as amended on September 3, 2021. This agreement entitles Mr. Sermon to an annual base salary and an opportunity to earn an annual discretionary performance- based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. We have agreed to contribute to Mr. Sermon’s Self-Invested Personal Pension Scheme an amount equal to 10% of Mr. Sermon’s annual salary provided that he contributes 4% or more of his annual salary to that scheme. In lieu of a pension contribution, we may, at Mr. Sermon’s request, pay a pro-rata amount equal to 10% of his base salary as additional compensation. Either party may terminate the employment agreement by giving the other party not less than six months’ written notice, provided that we may terminate Mr. Sermon at any time with immediate effect for cause or by giving written notice to Mr. Sermon that we will instead pay his basic salary for any remaining notice period. Mr. Sermon’s employment agreement also contains restrictive covenants pursuant to which he has agreed to refrain from competing with us or soliciting our key employees for a period of six months following his termination of employment or soliciting our customers for a period of nine months following his termination of employment. The employment agreement includes the provision of accelerated vesting of share options and payments to Mr Sermon equal to 12 months’ annual base salary and Mr Sermon’s target annual bonus in the event of a covered termination during the period commencing on a change in control of the Company and ending 12 months after such change in control.
Alexandra (Wills) Hughes-Wilson
Mereo entered into a part-time employment agreement with Ms. Alexandra (Wills) Hughes-Wilson on March 8, 2019, as amended on September 16, 2021. The employment agreement entitles Ms. Hughes-Wilson to an annual base salary and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with Mereo’s annual bonus plan.
Ms. Hughes-Wilson is also eligible to participate in Mereo’s group personal pension scheme and Mereo has agreed to contribute to the pension scheme an amount equal to 10% of Ms. Hughes-Wilson annual salary provided that she contributes 4% or more of her annual salary to that scheme. In lieu of a pension contribution, Mereo may, at Ms. Hughes-Wilson’s request, pay a pro-rata amount equal to 10% of her base salary as additional compensation. Either party may terminate the employment agreement by giving the other party not less than six months’ written notice, provided that Mereo may terminate Ms. Hughes-Wilson at any time with immediate effect for cause or by giving written notice to Ms. Hughes-Wilson that Mereo instead pay her basic salary for any remaining notice period. Ms. Hughes-Wilson’s employment agreement also contains restrictive covenants pursuant to which she has agreed to refrain from competing with Mereo or soliciting its key employees for a period of six months following her termination of employment or soliciting Mereo customers for a period of nine months following her termination of employment. The employment agreement includes the provision of accelerated vesting of share options and payments to Ms Hughes-Wilson equal to 12 months’ annual base salary and Ms Hughes-Wilson’s target annual bonus in the event of a covered termination during the period commencing on a change in control of the Company and ending 12 months after such change in control.
Dr. John Lewicki
We entered into an employment agreement with Dr. Lewicki on July 1, 2020, as amended on September 3, 2021. This agreement entitles Dr. Lewicki to receive an annual base salary and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. Either party can terminate the employment agreement at any time, with or without cause. Dr. Lewicki’s employment agreement also contains restrictive covenants pursuant to which he has agreed to refrain from soliciting our key employees for a period of one year following his termination of employment. The employment agreement includes the provision of accelerated vesting of share options and payments to Dr. Lewicki in the event of a covered termination following a change in control of the Company
During 2020, we also made payments due to Dr. Lewicki pursuant to (i) a Consulting Agreement, dated April 23, 2019, between Dr. Lewicki and OncoMed and (ii) a Severance Agreement, dated October 17, 2018, between Dr. Lewicki and OncoMed.

Dr. Jackie Parkin
We entered into an employment agreement with Dr. Parkin on October 26, 2015 as amended on October 12, 2021. This agreement entitles Dr. Parkin to an annual base salary and an opportunity to earn an annual discretionary performance- based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. We have agreed to contribute to Dr. Parkin’s Self-Invested Personal Pension Scheme an amount equal to 10% of Dr. Parkin’s annual salary provided that she contributes 4% or more of her annual salary to that scheme. In lieu of a pension contribution, we may, at Dr. Parkin’s request, pay a pro-rata amount equal to 10% of her base salary as additional compensation. Either party may terminate the employment agreement by giving the other party not less than six months’ written notice, provided that we may terminate Dr. Parkin at any time with immediate effect for cause or by giving written notice to Dr. Parkin’s that we will instead pay her basic salary for any remaining notice period. Dr. Parkin’s employment agreement also contains restrictive covenants pursuant to which she has agreed to refrain from competing with us or soliciting our key employees for a period of nine months following her termination of employment or soliciting our customers for a period of six months following her termination of employment. The employment agreement includes the provision of accelerated vesting of share options and payments to Dr. Parkin equal to 12 months’ annual base salary and Dr. Parkin’s target annual bonus in the event of a covered termination during the period commencing on a change in control of the Company and ending 12 months after such change in control.
Dr. Suba Krishnan
We entered into an employment agreement with Dr. Krishnan on December 7, 2020. This agreement entitles Dr. Krishnan to receive an annual base salary and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. Either party can terminate the employment agreement at any time, with or without cause. Dr. Krishnan’s employment agreement also contains restrictive covenants pursuant to which she has agreed to refrain from soliciting our key employees for a period of one year following her termination of employment. The employment agreement includes the provision of accelerated vesting of share options and payments to Dr. Krishnan in the event of a covered termination following a change in control of the Company
Equity Compensation Awards to Non-Executive Directors and Executive Officers of Mereo
The following table summarizes: (i) the outstanding number of options and awards under the equity incentive plans; and (ii) the number of shares granted to executive officers and non-executive directors, as of December 31, 2021:

Name(1) Dr not Ph.D or MBBS	Ordinary Shares (including those represented by ADSs)	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share (£)	ADSs Underlying Options	Exercise Price Per ADS ($)	Grant Date	Expiration Date
Dr. Denise Scots-Knight	—	1,544,745	1.29	—	—	September 25, 2015	September 25, 2025
	—	32,205	nil	—	—	April 26, 2018	January 31, 2022
	—	—	—	87,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	87,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	175,000	1.84	February 20, 2020	February 20, 2030
	—	—	—	520,000	2.72	February 1, 2021	February 1, 2031
	1,046,069	—	—	—	—	—	—
Christine Fox	—	—	—	170,000	3.32	January 19, 2021	January 19, 2031
Dr. Alastair MacKinnon	—	772,371	1.29	—	—	September 25, 2015	September 25, 2025
	—	22,588	nil	—	—	April 26, 2018	January 31, 2022
	—	—	—	27,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	27,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	85,000	1.84	February 20, 2020	February 20, 2030
	—	—	—	140,000	2.72	February 1, 2021	February 1, 2031
	574,605	—	—	—	—	—	—
John Richard	—	772,371	1.29	—	—	September 25, 2015	September 25, 2025
	—	50,000	2.21	—	—	June 1, 2016	June 1, 2026
	—	—	—	27,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	27,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	85,000	1.84	February 20, 2020	February 20, 2030
	—	—	—	140,000	2.72	February 1, 2021	February 1, 2031
	386,158	—	—	—	—	—	—
Charles Sermon	—	772,371	1.29	—	—	September 25, 2015	September 25, 2025
	—	23,966	nil	—	—	April 26, 2018	January 31, 2022
	—	—	—	27,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	27,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	85,000	1.84	February 20, 2020	February 20, 2030
	—	—	—	150,000	2.72	February 1, 2021	February 1, 2031
	661,884	—	—	—	—	—	—
Alexandra (Wills) Hughes-Wilson	—	30,769	3.25	—	—	May 2, 2018	May 2, 2028
	—	9,231	3.25	—	—	May 2, 2018	May 2, 2028
	—	—	—	18,000	5.40	May 20, 2019	May 20, 2029
	—	—	—	18,000	3.00	July 23, 2019	July 23, 2029
	—	—	—	50,000	1.84	February 20, 2020	February 20, 2030
	—	—	—	100,000	2.72	February 1, 2021	February 1, 2031
	38,250	—	—	—	—	—	—
Dr. John Lewicki	—	—	—	100,000	2.77	August 12, 2020	August 12, 2030
	—	—	—	100,000	2.72	February 1, 2021	February 1, 2031
	90,995	—	—	—	—	—	—
Dr. Suba Krishnan	—	—	—	200,000	3.32	January 19, 2021	January 19, 2031
Dr. Jackie Parkin	—	406,240	1.29	—	—	October 26, 2015	October 26, 2025
	—	—	—	30,000	5.40	May 20, 2019	May 20, 2029
	—	—	—	50,000	1.84	February 20, 2020	February 20, 2030
	—	—	—	100,000	2.72	February 1, 2021	February 1, 2031
Dr. Peter Fellner	—	1,692,673	1.29	—	—	September 29, 2015	September 29, 2025
	—	—	—	5,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	5,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	11,000	1.84	February 20, 2020	February 20, 2030
	—	—	—	31,500	2.72	February 1, 2021	February 1, 2031
	65,500	—	—	—	—	—	—
Dr. Jeremy Bender	—	—	—	22,000	3.32	January 19, 2021	January 19, 2031
	—	—	—	31,500	2.72	February 1, 2021	February 1, 2031

Name(1)	Ordinary Shares (including those represented by ADSs)	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share (£)	ADSs Underlying Options	Exercise Price Per ADS ($)	Grant Date	Expiration Date
	—	—	—	—	—	—	—
Dr. Anders Ekblom	—	216,264	1.29	—	—	September 29, 2015	September 29, 2025
	—	—	—	5,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	5,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	11,000	1.84	February 20, 2020	February 20, 2030
	—	—	—	31,500	2.72	February 1, 2021	February 1, 2031
	189,702	—	—	—	—	—	—
Dr. Deepika R. Pakianathan	—	—	—	5,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	5,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	11,000	1.84	February 20, 2020	February 20, 2030
	—	—	—	31,500	2.72	February 1, 2021	February 1, 2031
	1,283,670	—	—	—	—	—	—
Dr. Brian Schwartz	—	—	—	22,000	3.32	February 19, 2021	February 19, 2031
	—	—	—	31,500	2.72	February 1, 2021	February 1, 2031
	100,000	—	—	—	—	—	—
Michael S. Wyzga	—	—	—	5,500	5.40	May 20, 2019	May 20, 2029
	—	—	—	5,500	3.00	July 23, 2019	July 23, 2029
	—	—	—	11,000	1.84	February 20, 2020	February 20, 2030
	—	—	—	31,500	2.72	February 1, 2021	February 1, 2031

(1)	No grants were made to Pierre Jacquet as of December 31, 2021.
Mereo has granted or may grant or intend to grant share options and awards under the following seven equity award plans (the “Mereo Share Plans”): (i) the 2015 Plan; (ii) the Share Option Plan; (iii) the LTIP; (iv) the 2016 DBSP; (v) the Mereo 2019 DBP; (vi) the Mereo 2019 Equity Incentive Plan (the 2019 Plan), (vii) the 2019 NED Equity Incentive Plan (the 2019 NED plan) (each as defined below).
The 2015 Plan
Prior to the admission of Mereo ordinary shares to trading on the AIM market of the London Stock Exchange plc in June 2016 (“Admission”), Mereo granted options under the 2015 Plan. No further grants have been made under the 2015 Plan since Admission. On December 18, 2020, admission of our ordinary shares to trading on the AIM market of the London Stock Exchange plc was cancelled. The 2015 Plan was amended on December 3, 2020.
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
Options have been granted under the 2015 Plan with an exercise price ranging from £1.28 per Mereo ordinary share to £2.19 per Mereo ordinary share.
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
The Mereo Long Term Incentive Plan (the “LTIP”)
In order to further incentivize Mereo’s employees and align their interests with shareholders, the Mereo Board adopted the LTIP on June 9, 2016 and has subsequently amended it. No further grants under the LTIP are expected to be made.
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
Vesting and Exercise
The LTIP Awards are subject to a vesting schedule as determined by the Mereo Board. LTIP Awards granted to key executive directors and senior management are subject to: (i) a share price performance condition; and (ii) the achievement of strategic operational targets. If on the date a LTIP Award is due to vest or be exercisable a restriction on share dealing (as may be imposed by Mereo’s share dealing code) applies to the award, then the award will vest on the date on which such dealing restriction lifts. During the year ended December 31, 2021, 482,748 options under the LTIP lapsed as the performance conditions for a tranche were not met. To date, no options under the LTIP have vested.

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
The Mereo Board adopted Mereo’s 2019 DBP on January 15, 2019.
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
Awards
On May 20, 2019, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an aggregate of 255,500 ADSs to executives, at an exercise price of $5.40 per ADS. On July 23, 2019, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an additional 215,500 ADSs to executives, at an exercise price of $3.00 per ADS. On February 20, 2020, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an additional 565,000 ADSs to executives, at an exercise price of $1.84 per ADS. On August 12, 2020, the Remuneration Committee of the Board agreed to grant an award in respect of market value options over an additional 100,000 ADSs to an executive, at an exercise price of $2.77 per ADS. On January 19, 2021, the Remuneration Committee of the Board agreed to grant an award in respect of market value options over an additional 170,000 ADSs to an executive, at an exercise price of $3.32 per ADS. On February 1, 2021, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an additional 1,150,000 ADSs to executives, at an exercise price of $2.72 per ADS. On January 14, 2022, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an additional 2,645,000 ADSs to executives, at an exercise price of $1.40 per ADS.
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
Awards
Awards were granted under the 2019 NED EIP to non-executive directors on May 20, 2019 in respect of (in aggregate) 38,500 ADSs at a per ADS exercise price of $5.40. The terms of the awards include that, at our discretion, the awards will be settled either in ADSs (for payment of the exercise price) or in cash (by reference to the growth in value in excess of the reference exercise price). On July 23, 2019, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an additional 38,500 ADSs to non-executive directors, at an exercise price of $3.00 per ADS. On February 20, 2020, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an additional 77,000 ADSs to non-executive directors, at an exercise price of $1.84 per ADS. On January 19, 2021, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an additional 44,000 ADSs to non-executive directors, at an exercise price of $3.32 per ADS. On February 1, 2021, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an additional 252,000 ADSs to non-executive directors, at an exercise price of $2.72 per ADS. On February 1, 2022, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an additional 418,393 ADSs to non-executive directors, at an exercise price of $1.31 per ADS. On March 1, 2022, the Remuneration Committee of the Board agreed to grant awards in respect of market value options over an additional 50,416 ADSs to non-executive directors, at an exercise price of $1.24 per ADS.
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
For a description of the equity incentive plans see “—E. Share Ownership—Equity Compensation Arrangements.”
Non-Executive Directors Remuneration
The following table sets forth the remuneration paid during 2021 to the current non-executive directors, all of which was in the form of annual fees:

Name	Annual Fees (£)
Dr. Peter Fellner, Ph.D.	100,000
Dr. Jeremy Bender, Ph.D.	40,375
Dr. Anders Ekblom, M.D., Ph.D.	47,175
Dr. Pierre Jacquet, Ph.D.	9,962
Dr. Deepika R. Pakianathan, Ph.D.	44,150
Dr. Brian Schwartz, M.D.	39,550
Michael S. Wyzga	49,500
Peter Bains served as a non-executive director until his resignation on September 20, 2021 and Kunal Kashyap served as a non-executive director until his resignation on October 26, 2021. Between January 1, 2021 and September 20, 2021 Peter Bains was paid total remuneration of £37,218 and between January 1, 2021 and October 26, 2021, Kunal Kashyap was paid a total remuneration of £43,750. Pierre Jacquet was appointed as a non-executive director on September 20, 2021, and the amount included represents fees accrued, but not paid as of December 31, 2021. On February 1, 2022, Mr. Jacquet was granted 33,393 market value options at an exercise price of $1.31 under the 2019 NED EIP plan which vested on grant in lieu of this amount.
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
Pension, Retirement or Similar Benefits
Mereo operates a defined contribution pension scheme which is available to all employees. Mereo makes payments of up to 10% of basic salary for executives (up to 15% for Mereo’s Chief Executive Officer) into any pension scheme or similar arrangement as the participating executive may reasonably request (or a payment in lieu thereof). Such payments are not counted for the purposes of determining bonuses or awards under the LTIP. The total amount set aside or accrued by Mereo to provide pension, retirement or similar benefits to Mereo’s current directors and Mereo’s senior management with respect to 2021 was £173,496, which represents contributions made by Mereo in 2021 in respect of a defined contribution scheme.

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
Audit and Risk Committee
The audit and risk committee which consists of Michael S. Wyzga, Anne Hyland and Jeremy Bender, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Wyzga serves as Chairman of the committee. The audit and risk committee consists exclusively of members of our board who are financially literate, and Mr. Wyzga is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit and risk committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit and risk committee is governed by a charter that complies with Nasdaq rules.
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
Remuneration Committee
The remuneration committee which consists of Deepika R. Pakianathan, Brian Schwartz and Anders Ekblom, assists the board in determining senior management compensation. Dr. Pakianathan serves as Chairman of the committee. Under Nasdaq rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. However, foreign private issuers are not required to meet this heightened standard. Nonetheless, our board has determined that Dr. Pakianathan, Dr. Schwartz and Dr. Ekblom meet this heightened standard. The remuneration committee is governed by a charter that complies with Nasdaq rules.
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
Nomination and Corporate Governance Committee
The nomination and corporate governance committee which consists of Michael S. Wyzga, Jeremy Bender, Anders Ekblom, and Peter Fellner, assists our board in identifying individuals qualified to become members of our board and senior management consistent with criteria established by our board and in developing our corporate governance principles. Dr. Fellner serves as Chairman of the nomination and corporate governance committee. The nomination and corporate governance committee is governed by a charter that complies with Nasdaq rules.
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

Research and Development Committee
The research and development committee, which consists of Pierre Jacquet, Brian Schwartz, Deepika R. Pakianathan and Anders Ekblom, assists our senior management with oversight and guidance related to strategic research and development matters and provides guidance and makes recommendations to our board regarding strategic research and development matters. Dr. Ekblom serves as Chairman of the research and development committee.
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
6.D. Employees
As of December 31, 2021, 2020 and 2019, Mereo had 49, 38, and 50 employees, respectively. As at December 31, 2021, 33 employees are located in the United Kingdom and 16 employees are located in the United States.
All of our employees are engaged in either general and administrative or research and development functions. None of our employees are covered by a collective bargaining agreement.
6.E. Share Ownership
Share Ownership
The total number of ordinary shares of the company beneficially owned by our directors and executive officers including in the form of ADSs, as of the date of this annual report, was 17,581,095 (which includes shares subject to options that are currently exercisable or will be exercisable within 60 days of February 28, 2022) which represents 3.0% of the total number of ordinary shares outstanding as of February 28, 2022. See Item 7.A. below.
Share Options
See “E. Compensation — Equity Compensation Arrangements.”

Item 7.	Major Shareholders And Related Party Transactions
7.A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of Mereo ordinary shares as of February 28, 2022 by each person known by Mereo to own beneficially 5% or more of the outstanding Mereo ordinary shares.
The number of Mereo ordinary shares beneficially owned by each person is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Mereo ordinary shares held by that person.

The percentage of Mereo ordinary shares beneficially owned as of February 28, 2022 is computed on the basis of 584,908,239 ordinary shares outstanding as of February 28, 2022. Mereo ordinary shares that a person has the right to acquire within 60 days of February 28, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders:
Rubric Capital Management LP (2)	74,572,235	12.75%
Baker Brothers (3)	64,917,601	9.99%
OrbiMed Funds (4)	59,282,307	9.99%
Vivo Funds (5)	57,542,857	9.47%
Point72 Asset Management LP (6)	53,050,000	9.07%
Suvretta Capital Management, LLC (7)	45,710,335	7.81%

(1)	Ordinary shares figures include ordinary shares represented by ADSs.
(2)
Based on information known to Mereo and information contained in a Statement on Schedule 13G filed by Rubric Capital Management LP on February 14, 2022. The address of the principal business office of Rubric Capital Management LP is 155 East 44 th
Street, Suite 1630, New York, NY 10017.

(3)
Based on information known to Mereo and information contained in a Statement on Schedule 13G filed by Baker Bros. Advisors LP on February 14, 2022. The address of the principal business office of Baker Bros. Advisors LP is 860 Washington St, 3rd Floor, New York, NY 10014.

(4)
Based on information known to Mereo and information contained in a Statement on Schedule 13G filed by OrbiMed Capital GP VII LLC, OrbiMed Advisors LLC and OrbiMed Capital LLC on February 11, 2022. The address of the principal business office of the OrbiMed Funds is 601 Lexington Avenue, 54th Floor, New York, NY 10022.

(5)
Based upon information contained in a Statement on Schedule 13G filed by Vivo Capital IX, LLC and Vivo Opportunity, LLC on February 11, 2022. Vivo Capital IX, LLC is a Delaware limited liability company with an office address of 192 Lytton Avenue, Palo Alto, CA 94301. Vivo Opportunity, LLC is a Delaware limited liability company with an office address of 192 Lytton Avenue, Palo Alto, CA 94301.

(6)
Based upon information contained in a Statement on Schedule 13G filed by the shareholder on February 14, 2022. The address of the principal business office of Point72 Asset Management is 72 Cummings Point Road, Stamford, CT 06902.

(7)
Based upon information contained in a Statement on Schedule 13G filed by the shareholder on February 11, 2022. The address of the principal business office of Suvretta Capital Management, LLC is 540 Madison Avenue, 7th Floor, New York, New York 10022.

After the completion of the Merger we raised additional capital in both a private and a subsequent public offering. On June 3, 2020, we entered into a securities purchase agreement (the “June 2020 Purchase Agreement”) with a number of new and existing principally U.S.-based institutional and accredited investors (the “June 2020 Private Placement”) pursuant to which we received $70.0 million (£56.0 million) as described under “Material Agreements – Agreements Relating to June 2020 Private Placement” below.
On February 12, 2021, we announced the completion of an underwritten public offering of 39,675,000 ADSs, at a public offering price of $2.90 per ADS, which included 5,175,000 additional ADSs issued upon the exercise in full of the underwriters’ option to purchase additional ADSs. The aggregate gross proceeds to us from the public offering, before deducting underwriting discounts and commissions and offering expenses were $115.1 million. The net proceeds, after transaction costs, were £78.4 million ($108.2 million).
To our knowledge, and other than changes in percentage ownership as a result of the transactions described above and other than as disclosed in this Annual Report and in our other filings with the SEC, there has been no significant change in the percentage ownership held by the major shareholders listed above since January 1, 2019. The major shareholders listed above do not have voting rights with respect to their ordinary shares or ADSs that are different from the voting rights of other holders of our ordinary shares or ADSs.
As of December 31, 2021, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, including ADSs held by the entities set forth in the table above, and excluding certain other holders that we know to be non-residents of the United States, we estimate that approximately 96% of our outstanding ordinary shares (including ordinary shares underlying ADSs) were held in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these shares were held by brokers or other nominees.
7.B. Related Party Transactions
The following is a description of related party transactions we have entered into since January 1, 2021, or currently in effect with any member of our board of directors or executive officers and the holders of more than 5% of our ordinary shares or ADSs.

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
No funding was loaned to the EBT by the Company during the year ended December 31, 2021 (2020: nil). During the year ended December 31, 2021, no ordinary shares were purchased by the EBT (2020: 7). A total of 31,205 ADSs (2020: nil) held by the EBT were used in the year-ended December 31, 2021 to satisfy the exercise of options under the Company’s share-based incentive schemes. As of December 31, 2021 the EBT holds 216,251 ADSs (2020: 247,456) along with £17,866 in cash (2020: £21,762).
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

8.B. Significant changes
Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2021.

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
Based on our gross income, the average value of our assets, including goodwill, and the nature of the current stage of our business, we do not believe we were a PFIC for the year ended December 31, 2021. There can be no assurance regarding our PFIC status for the current year or any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Whether we will be a PFIC in the current or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our goodwill and other intangible assets, is uncertain and may vary substantially over time. In addition, the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year (to the extent applicable) will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC in the current or for any future taxable year. Accordingly, U.S. Holders should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.
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
We are exposed to a variety of financial risks. Our overall risk management program seeks to minimize potential adverse effects of these financial risks on our financial performance. Further information relating to quantitative and qualitative disclosures about market risk can be found within Note 24 (Financial and capital risk management and fair value measurement) of our annual consolidated financial statements, incorporated by reference into this document.
Interest Rate Risk
We manage interest rate risk by monitoring short and medium-term interest rates and placing cash on deposit for periods that optimize the amount of interest earned while maintaining access to sufficient funds to meet day-to-day cash requirements. Interest payable on our convertible loan notes is fixed. In December 2020, we repaid the outstanding principal and accrued interest of our credit facility in full. Consequently, there is no material exposure to interest rate risk in respect of interest payable.
Credit Risk
We consider all of our material counterparties to be creditworthy. We consider the credit risk for each of our major counterparties to be low. We are, however, dependent on a number of third parties for the delivery of our programs and, where required, we pay upfront deposits and fees in advance of the delivery of services. We continue to assess credit risk as part of its management of these third-party relationships.
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
We monitor our exposure to foreign exchange risk. We have not entered into foreign exchange contracts to hedge against foreign exchange fluctuations but maintain cash and short-term deposits in U.S. dollars to cover anticipated forward commitments. For the year ended December 31, 2021, we recorded a net foreign exchange loss of £1.0 million, compared to a £1.8 million loss for the year ended December 31, 2020.

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
(a) Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2021, or the Evaluation Date. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
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
Based on this assessment, our management concluded that, as of December 31, 2021, our internal control over financial reporting was effective.
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

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert
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
Our consolidated financial statements have been prepared in accordance with IFRS and were audited by BDO LLP, our independent registered public accounting firm registered with the Public Company Accounting Oversight Board in the United States.
BDO LLP has served as our independent registered public accounting firm for the year ended December 31, 2021. Ernst & Young LLP served as our independent registered public accounting firm for the year ended December 31, 2020.
The following table provides information regarding fees paid by us to BDO LLP for all services, for the year ended December 31, 2021 and to Ernst & Young LLP for all services for the year ended December 31, 2020:

	Year Ended December 31,
	2021	2020
	(in thousands of pounds)
Audit fees(1)	461	498
Audit related fees(2)	—	318
Other fees	—	—

Total fees	461	816

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and audits of our subsidiary accounts.
(2)	In 2020, includes professional services rendered in connection with planned equity fundraising, and the acquisition of OncoMed in 2019.
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
In the years ending December 31, 2021 and 2020 Mereo’s Employee Benefit Trust (“EBT”) purchased no ordinary shares and 7 ordinary shares, respectively. In December 2020, the EBT converted its ordinary shares into 247,456 ADS’s. As at December 31, 2021 a total cash balance of £17,866 was held by the EBT. Mereo utilizes the EBT to hold ADSs to satisfy the exercise of options under the Mereo’s share-based incentive schemes.

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
On July 20, 2021, the Company’s Board of Directors, following the recommendation of the Audit and Risk Committee of the Company’s Board of Directors, appointed BDO LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2021, effective immediately replacing Ernst & Young LLP.
The reports of Ernst & Young LLP on the Company’s consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except as follows:
“As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of IFRS 16 (Leases).”
Those reports have not been withdrawn or modified.
For the years ended December 31, 2020 and 2019 and through July 20, 2021, there were no (a) disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Ernst & Young LLP to make reference to the subject matter thereof in connection with its reports for such years; or (b) reportable events that would be required to be described under Item 16F(a)(1)(v) of Form 20-F in connection with the Company’s annual report on Form 20-F, except that, in connection with the preparation of the Company’s unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2020, management identified a material weakness in its internal controls as described in Item 15(b) of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020. This material weakness was remediated as of December 31, 2020.
During the fiscal years ended December 31, 2020 and 2019 and the subsequent period through July 20, 2021, the Company did not consult with BDO LLP regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered by BDO LLP on its consolidated financial statements. Further, BDO LLP did not provide any written or oral advice as to any such accounting, auditing or financial reporting matter or any matter being the subject of disagreement or defined as a reportable event or any other matter as defined in Item 16F(a)(1)(v) of Form 20-F.
The Company provided a copy of this disclosure to Ernst & Young LLP and requested that they furnish us with a letter addressed to the SEC stating whether Ernst & Young LLP agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Ernst & Young LLP addressed to the SEC, dated July 20, 2021, was filed as Exhibit 16.1 to the Report on Form 6-K filed with the SEC on July 21, 2021.

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

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.

PART THREE

Item 17.	Financial Statements
We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
Our audited consolidated financial statements are included in this annual report beginning at page F-1.

Item 19.	Exhibits
EXHIBIT INDEX

Exhibit No.	Description

1.1*	Articles of Association of Mereo BioPharma Group plc (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 24, 2019 (File No. 333-229351)).

2.1*	Form of American Depositary Receipt of Mereo BioPharma Group plc (incorporated into this Form 20-F by reference to Mereo’s Form F-4/A filed March 15, 2019 (File No. 333-229351)).

2.2*	Description of Securities Registered under Section 12 of the Exchange Act. (incorporated into this Form 20-F by reference to exhibit 2.2 to Mereo’s Form 20-F for the year ended December 31, 2020 filed with the SEC on March 31, 2021)

4.1*	Agreement and Plan of Merger and Reorganization, dated December 5, 2018, by and among Mereo BioPharma Group plc, Mereo US Holdings Inc., Mereo MergerCo One Inc. and OncoMed Pharmaceuticals, Inc. (incorporated into this Form 20-F by reference to Mereo’s Form F-4/A filed March 15, 2019 (File No. 333-229351)).

4.9*†	BCT197 Asset Purchase Agreement, dated July 28, 2015, by and between Mereo BioPharma 1 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

Exhibit No.	Description

4.9.1*	Amendment Agreement for BCT197, dated October 19, 2018, by and between Mereo BioPharma 1 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.9.2*	Addendum to the Asset Purchase Agreement, dated October 4, 2017, by and between Mereo BioPharma 1 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.9.3*	Addendum to the Asset Purchase Agreement, dated April 12, 2016, by and between Mereo BioPharma 1 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.10*†	BGS649 Asset Purchase Agreement, dated July 28, 2015, by and between Mereo BioPharma 2 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.10.1*	Amendment Agreement for BGS649, dated October 19, 2018, by and between Mereo BioPharma 2 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.10.2*	Addendum to the Asset Purchase Agreement, dated August 17, 2017, by and between Mereo BioPharma 2 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.11*†	BPS804 Asset Purchase Agreement, dated July 28, 2015, by and between Mereo BioPharma 3 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.11.1*†	Amendment Agreement, dated August 10, 2018, by and between Mereo BioPharma 3 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.11.2*	Addendum to the Asset Purchase Agreement, dated December 21, 2016, by and between Mereo BioPharma 3 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.12*†	Sublicense Agreement, dated July 29, 2015, by and between Mereo BioPharma 3 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.13*†	Exclusive License and Option Agreement, dated October 28, 2017, by and between Mereo BioPharma 4 Limited and AstraZeneca AB (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.14*	Form of Deed of Indemnity for members of the board of directors of Mereo BioPharma Group plc (incorporated into this Form 20-F by reference to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.15*	Form of Contingent Value Rights Agreement by and between Computershare, Inc., as rights agent, and Mereo BioPharma Group plc (incorporated into this Form 20-F by reference to Mereo’s Form F-4/A filed March 15, 2019 (File No. 333-229351)).

Exhibit No.	Description

4.17**	Form of Letter of Appointment for members of the board of directors of Mereo BioPharma Group plc.

4.19*	Form of Convertible Loan Note Instrument, dated June 3, 2020, relating to Mereo BioPharma Group plc and amended March 29, 2021 (incorporated by reference to Exhibit 10.3 to the registrant’s report on Form 6-K filed with the SEC on June 5, 2020 (File No. 001-38452)).

4.20*	Form of Warrant Instrument, dated June 3, 2020, relating to Mereo BioPharma Group plc and amended March 29, 2021 (incorporated by reference to Exhibit 10.4 to the registrant’s report on Form 6-K filed with the SEC on June 5, 2020 (File No. 001-384520).

4.21*	Deed of Consent and Amendment to Convertible Loan Note Instrument, dated December 17, 2020 between Mereo BioPharma Group plc. and the Noteholders named therein.

4.22*	Form of Amended Convertible Loan Note Instrument, dated December 18, 2020 relating to Mereo BioPharma Group plc.

4.23*	Form of Amended Convertible Loan Note Instrument, dated February 5, 2021 relating to Mereo BioPharma Group plc.

4.24*	Form of Amended Convertible Loan Note Instrument, dated March 29, 2021 relating to Mereo BioPharma Group plc.

4.25*	Deed of Consent and Amendment to Warrant Instrument, dated March 29, 2021 between Mereo BioPharma Group plc. and the Alpha-1 Project, Inc.

4.26**	Employment Agreement, dated September 1, 2019 between Mereo Biopharma Group plc. and John Richard

4.27*	Employment Agreement, dated July 1, 2020 between Mereo BioPharma Group plc and John Lewicki.

4.28*	Form of Convertible Loan Instrument, dated February 10, 2020 relating to Mereo BioPharma Group plc.

4.29*	Form of Warrant Instrument, dated February 10, 2020 relating to Mereo BioPharma Group plc.

4.30*	Deed of Consent and Amendment to Note Instrument, dated November 24, 2020 between Mereo BioPharma Group plc. and Novartis Pharma AG.

4.31*	Deed of Consent and Amendment to Warrant Instrument, dated November 24, 2020 between Mereo BioPharma Group plc. and Novartis Pharma AG.

4.32*††	Collaboration and License Agreement, dated December 17, 2020, between Mereo BioPharma 3 Limited and Ultragenyx Pharmaceutical Inc.

4.33**	Amended and restated Contract of Employment, dated September 3, 2021, between Mereo BioPharma Group plc and Denise Scots-Knight

4.34**	Amended and restated Contract of Employment, dated September 3, 2021, between Mereo BioPharma Group plc and Christine Fox

4.35**	Amended and restated Contract of Employment, dated September 3, 2021, between Mereo BioPharma Group plc and Alastair Mackinnon

4.36**	Amended and restated Contract of Employment, dated September 3, 2021, between Mereo BioPharma Group plc and Charles Sermon

4.37**	Amended and restated Contract of Employment, dated September 16, 2021, between Mereo BioPharma Group plc and Alexandra (Wills) Hughes-Wilson

4.38**	Employment Agreement, dated December 7, 2020, between Mereo BioPharma Group plc and Suba Krishnan

4.39**	Amended and restated Contract of Employment, dated October 12, 2021], between Mereo BioPharma Group plc and Jackie Parkin

4.40**	Form of Change in Control and Severance Agreement for Executives employed by Mereo Biopharma 5, Inc.

4.44**	Deferred Compensation Plan for Non-Employee Directors, dated January 31, 2022

4.45**†††	License Agreement, dated January 13, 2020, between OncoMed Pharmaceuticals, Inc., Mereo BioPharma Group plc and Oncologie, Inc.

8.1*	List of Subsidiaries of Mereo BioPharma Group plc

Exhibit No.	Description

10.1*	Securities Purchase Agreement, dated February 10, 2020, by and between Mereo BioPharma Group PLC and Aspire Capital Fund, LLC (incorporated by reference to Exhibit 10.1 to the registrant’s report on Form 6-K filed with the SEC on February 10, 2020 (File No. 001-38452)).

10.2*	Registration Rights Agreement, dated February 10, 2020, by and between Mereo BioPharma Group PLC and Aspire Capital Fund, LLC (incorporated by reference to Exhibit 10.2 to the registrant’s report on Form 6-K filed with the SEC on February 10, 2020 (File No. 001-38452)).

10.3*	Securities Purchase Agreement, dated February 19, 2020, by and between Mereo BioPharma Group PLC and Boxer Capital, LLC (incorporated by reference to Exhibit 10.1 to the registrant’s report on Form 6-K filed with the SEC on February 19, 2020 (File No. 001-38452)).

10.4*	Registration Rights Agreement, dated February 19, 2020, by and between Mereo BioPharma Group PLC and Boxer Capital, LLC (incorporated by reference to Exhibit 10.2 to the registrant’s report on Form 6-K filed with the SEC on February 19, 2020 (File No. 001-38452)).

10.5*	Form of Securities Purchase Agreement, dated June 3, 2020, by and among Mereo BioPharma Group PLC and the several purchasers named therein (incorporated by reference to Exhibit 10.1 to the registrant’s report on Form 6-K filed with the SEC on June 5, 2020 (File No. 001-38452)).

10.6*	Form of Registration Rights Agreement, dated June 3, 2020, by and between Mereo BioPharma Group PLC and the several purchasers named therein (incorporated by reference to Exhibit 10.2 to the registrant’s report on Form 6-K filed with the SEC on June 5, 2020 (File No. 001-38452)).

12.1**	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of BDO LLP, Independent Registered Public Accounting Firm

15.2**	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

16.1**	Letter of Ernst& Young , LLP

101	The following materials from this annual report on Form 20-F formatted in XBRL (Extensible Business Reporting Language) are furnished herewith: (i) the Report of Independent Registered Public Accounting Firm, (ii) the consolidated statements of financial position data, (iii) the consolidated statements of comprehensive loss data, (iv) the consolidated statements of changes in shareholders’ equity (capital deficiency), (v) the consolidated statements of cash flows, and (vi) the notes to consolidated financial statements, in each case tagged as blocks of text and in detail.

104	Cover Page Interactive Data File

*	Previously filed.
**	Filed herewith.
***	Furnished herewith.
†	Portions of this exhibit are subject to a previously filed confidential treatment order pursuant to Rule 406 under the Securities Act.
††
Confidential portions of this exhibit were redacted pursuant to Item 601(b)(10) of Regulation S-K and the Company agrees to furnish supplementally to the Commission a copy of any omissions upon request.

†††	Certain portions of this exhibit have been omitted because they are not material and they are the type of information that the Registrant treats as private or confidential.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEREO BIOPHARMA GROUP PLC

By:	/s/ Denise Scots-Knight
Name:	Denise Scots-Knight
Title:	Chief Executive Officer
Date: March 31, 2022

F-1

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors Mereo BioPharma Group plc London, United Kingdom
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Mereo BioPharma Group plc (the “Company”) as of December 31, 2021, the related consolidated statements of comprehensive income/(loss), changes in equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021
,
in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ BDO LLP
BDO LLP
We have served as the Company’s auditor since 2021.
Reading, United Kingdom
March 31, 2022

F-2

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Mereo BioPharma Group plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Mereo BioPharma Group plc (the Company) as of December 31, 2020, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
Reading, United Kingdom
March 31, 2021

F-3

MEREO BIOPHARMA GROUP PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

		Year ended December 31,
	Notes	2021	2020	2019
		£’000s	£’000s	£’000s
Revenue	6	36,464	—	—
Cost of revenue	6	(17,908)	—	—
Research and development expenses		(23,559)	(16,347)	(23,608)
Administrative expenses		(15,933)	(21,222)	(15,909)

Operating loss		(20,936)	(37,569)	(39,517)

Net income recognized on acquisition of subsidiary		—	—	1,035
Finance income	9	1	44	377
Finance costs	9	(4,022)	(6,383)	(4,371)
Changes in the fair value of financial instruments	9	40,039	(109,849)	875
Gain/(loss) on disposal of intangible assets		113	(10,872)	—
Net foreign exchange loss		(954)	(1,821)	483

Profit/(loss) before tax	7	14,241	(166,450)	(41,118)

Taxation	10	(1,516)	2,822	6,274

Profit/(loss) for the year, attributable to equity holders of the parent		12,725	(163,628)	(34,844)
Items that may be reclassified subsequently to profit or loss:
Currency translation of foreign operations		(191)	349	(499)

Total comprehensive income/(loss) for the year, attributable to equity holders of the parent		12,534	(163,279)	(35,343)

Basic profit/(loss) per share for the year (in £)	11	0.02	(0.48)	(0.39)
Diluted loss per share for the year (in £)	11	(0.05)	(0.48)	(0.39)
The accompanying notes form an integral part of these consolidated financial statements.

F-
4

MEREO BIOPHARMA GROUP PLC
CONSOLIDATED BALANCE SHEETS

		As at December 31,
	Notes	2021	2020
		£’000s	£’000s
Assets
Non-current assets
Property, plant and equipment	12	2,530	1,573
Intangible assets	13	24,564	31,648

		27,094	33,221
Current assets
Prepayments		2,799	1,619
R&D tax credits	10	—	2,818
Other taxes receivable		809	804
Other receivables	15	1,419	1,016
Cash and short-term deposits	16	94,296	23,469

		99,323	29,726

Total assets		126,417	62,947

Equity and liabilities
Non-current liabilities
Provisions	18	1,320	1,216
Convertible loan notes	21	14,384	16,142
Warrant liability	20	8,336	50,775
Lease liability	12	1,754	1,158
Other liabilities		80	62

		25,874	69,353
Current liabilities
Trade and other payables	17	2,499	3,333
Accruals		3,826	4,178
Current tax liabilities		1,522	—
Provisions	18	2,803	418
Lease liability	12	622	636
Other liabilities	6	1,269	—

		12,541	8,565

Total liabilities		38,415	77,918

Net assets/(liabilities)		88,002	(14,971)

Equity
Issued capital	22	1,755	1,017
Share premium	22	247,460	161,785
Other capital reserves	22	129,835	128,374
Employee Benefit Trust shares		(1,140)	(1,305)
Other reserves	22	7,401	5,001
Accumulated losses	22	(296,968)	(309,693)
Translation reserve		(341)	(150)

Total equity		88,002	(14,971)

The accompanying notes form an integral part of these consolidated financial statements.

F-
5

MEREO BIOPHARMA GROUP PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2021	2020	2019
		£’000s	£’000s	£’000s
Operating activities
Profit/(loss) before tax		14,241	(166,450)	(41,118)
Adjustments to reconcile profit/(loss) before tax to net cash flows:
Depreciation of property, plant and equipment	12	642	1,599	1,577
Share based payments expense	26	3,302	1,558	1,636
Net foreign exchange loss/(gain)		954	1,821	(483)
Increase/(decrease) in provisions and other liabilities		1,385	162	(517)
Finance income	9	(1)	(44)	(377)
Finance costs	9	3,797	6,226	4,606
Other non-cash movements		156	—	—
Modification gain on bank loan		—	—	(456)
Gain on bargain purchase		—	—	(3,681)
Gain on lease modification		—	(957)	—
Fair value remeasurement on contingent consideration		—	—	354
Fair value remeasurement on warrants	9	(40,039)	109,849	(875)
(Gain)/loss on disposal of intangible assets		(113)	10,872	—
Out-license of intangible asset	13	9,457	—	—
Working capital adjustments:
(Increase)/decrease in receivables and prepayments		(589)	141	(936)
Decrease in trade and other payables and accruals		(1,256)	(3,551)	(6,730)
Tax credits received		2,825	10,433	1,069

Net cash flows used in operating activities		(5,239)	(28,341)	(45,931)

Investing activities
Acquisition of subsidiary		—	(354)	10,074
Purchase of property, plant and equipment	12	(535)	(16)	(21)
Disposal of intangible assets (net of transaction costs)		113	1,821	—
Proceeds from sale of short-term investments		—	—	32,865
Interest earned	9	1	44	377

Net cash flows (used in)/from investing activities		(421)	1,495	43,295

Financing activities
Proceeds from issuance of ordinary shares	22	78,532	20,136	—
Transaction costs on issuance of shares	22	(234)	(1,307)	(761)
Proceeds from exercise of employee share options		46	—	—
Proceeds from issuance of convertible loan notes		—	44,375	—
Transaction costs issuance of convertible loan notes		—	(3,598)	—
Repayment of bank loans		—	(19,802)	—
Transaction costs related to loans and borrowings		—	(81)	—
Interest paid on bank loan		—	(2,900)	(1,739)
Purchase of treasury shares		—	—	(998)
Payment of lease liabilities	12	(692)	(2,086)	(2,212)

Net cash flows from/(used in) financing activities		77,652	34,737	(5,710)

Net increase/(decrease) in cash and cash equivalents		71,992	7,891	(8,346)
Cash and cash equivalents at January 1		23,469	16,347	25,042
Effect of exchange rate changes		(1,165)	(769)	(349)

Cash and cash equivalents at December 31	16	94,296	23,469	16,347

The accompanying notes form an integral part of these consolidated financial statements.

F-
6

MEREO BIOPHARMA GROUP PLC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Notes	Issued capital	Share premium	Other capital reserves	Employee Benefit Trust shares	Other reserves	Accumulated losses	Translation reserve	Total equity
		£’000s	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s
At December 31, 2018		214	118,492	18,593	(307)	7,000	(111,221)	—	32,771
Loss for the year		—	—	—	—	—	(34,844)	—	(34,844)
Other comprehensive loss		—	—	—	—	—	—	(499)	(499)
Total		—	—	—	—	—	(34,844)	(499)	(35,343)
Share-based payments – share options	26	—	—	1,543	—	—	—	—	1,543
Share-based payments - LTIPs	26	—	—	93	—	—	—	—	93
Issuance of share capital on April 23, 2019	22	74	—	40,818	—	—	—	—	40,892
Transaction costs related to issuance of share capital on April 23, 2019	22	—	(761)	—	—	—	—	—	(761)
Issuance of share capital on conversion of loan note	22	3	2,366	—	—	—	—	—	2,369
Issuance of share capital on Novartis bonus shares	22	3	1,587	(1,590)	—	—	—	—	—
Equity element of convertible loan note		—	—	(310)	—	—	—	—	(310)
Purchase of treasury shares	22	—	—	—	(998)	—	—	—	(998)

At December 31, 2019		294	121,684	59,147	(1,305)	7,000	(146,065)	(499)	40,256

Loss for the year		—	—	—	—	—	(163,628)	—	(163,628)
Other comprehensive income		—	—	—	—	—	—	349	349
Total		—	—	—	—	—	(163,628)	349	(163,279)
Share-based payments	26	—	—	1,558	—	—	—	—	1,558
Issuance of share capital, net	22	347	18,715	—	—	(2,125)	—	—	16,937
Conversion of loan notes and warrants	22	375	21,386	34,188	—	—	—	—	55,949
Reclassification of loan notes embedded derivative	19	—	—	33,481	—	—	—	—	33,481
Conversion of warrants		1	—	—	—	126	—	—	127

At December 31, 2020		1,017	161,785	128,374	(1,305)	5,001	(309,693)	(150)	(14,971)

Profit for the year		—	—	—	—	—	12,725	—	12,725
Other comprehensive income		—	—	—	—	—	—	(191)	(191)
Total		—	—	—	—	—	12,725	(191)	12,534
Share-based payments	26	—	—	3,302	—	—	—	—	3,302
Issuance of share capital, net	22	601	78,609	—	—	—	—	—	79,210
Exercise of share options		—	—	(119)	165	—	—	—	46
Conversion of loan notes and warrants	22	137	7,066	(1,722)	—	2,400	—	—	7,881

At December 31, 2021		1,755	247,460	129,835	(1,140)	7,401	(296,968)	(341)	88,002

The accompanying notes form an integral part of these consolidated financial statements.

F-
7

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Corporate information
Mereo BioPharma Group plc (the “Company” or “Mereo”) is a clinical-stage, United Kingdom (“UK”) based biopharmaceutical company focused on oncology and rare diseases.
The Company is a public limited company incorporated and domiciled in the UK, and registered in England, with shares publicly traded on the Nasdaq Global Market via American Depositary Shares (“ADSs”) under the ticker symbol “MREO”. The Company’s ordinary shares were previously admitted to trading on the AIM market of London Stock Exchange plc with admission cancelled with effect on December 18, 2020. The Company’s registered office is located at Fourth Floor, 1 Cavendish Place, London, W1G 0QF, United Kingdom.
The consolidated financial statements of Mereo BioPharma Group plc and its subsidiaries for the year ended December 31, 2021 were authorized for issue in accordance with a resolution of the Directors on

March 31, 2022. The principal activities of the Company are the development and commercialization of innovative therapeutic pharmaceutical products.
2. Significant accounting policies
Basis of preparation
The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
The consolidated financial statements are presented in pound sterling (“£”), which is the presentational currency of the Company. The functional currencies of consolidated subsidiaries are pound sterling and US dollars (“$”). All amounts disclosed in the consolidated financial statements and notes have been rounded to the nearest thousand, unless otherwise stated. The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below.
Basis of consolidation
The consolidated financial information comprises the financial statements of Mereo BioPharma Group plc and its subsidiaries as at December 31, 2021. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains on transactions between subsidiaries are eliminated in preparing the consolidated financial statements. Accounting policies of subsidiaries are consistent with the policies adopted by the Company.
The Company has an employee share trust to facilitate share transactions pursuant to employee share schemes. Although the trust is a separate legal entity from the Company, it is consolidated into the Company’s results in accordance with the IFRS 10 rules on special purpose vehicles. The Company is deemed to control the trust principally because the trust cannot operate without the funding the Company provides.
Segmental information
The Company has one operating segment. The Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer. The Company has a single portfolio of product candidates, with only direct research and development expenses monitored at a product candidate level. The CODM makes decisions over resource allocation at an overall portfolio level and the Company’s financing is managed and monitored on a consolidated basis.
Following the acquisition of Mereo BioPharma 5, Inc. (formerly OncoMed Pharmaceuticals, Inc. or “OncoMed”) in 2019,
non-current
assets held by the Company are located in the United Kingdom and United States. As at December 31, 2021, approximately £0.1 million (2020: £0.5 million) of non-current
assets are located in the United States.

F-
8

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Going concern
The going concern basis has been applied in these consolidated financial statements as the Company has adequate resources to meet its liabilities as they fall due for the foreseeable future and at least 12 months from the date of these consolidated financial statements.
The Company expects to incur significant operating losses for the foreseeable future as it continues its research and development efforts, seeks to obtain regulatory approval of its product candidates and pursues any future product candidates the Company may develop.
Until such time as the Company can generate significant revenue from product sales, or other commercial revenues, if ever, or through licensing and/or collaboration agreements for its oncology or rare disease product candidates, the Company will seek to finance its operations through a combination of public or private equity or debt financings or other sources.
Summary of significant accounting policies
a) Revenue
The Company’s ordinary business activities are the development of product candidates to key clinical milestones and either strategically partnering them or further developing such product candidates through regulatory approval and potentially commercialization. The Company may enter into a range of different agreements with third parties, including but not limited to: (i) licensing agreements where the global rights to a product candidate are licensed to a partner; and (ii) collaboration agreements where rights to a product candidate are licensed to a partner but the Company retains certain rights, for example to further develop or commercialize the product candidate in specified geographical territories. Under both licensing and collaboration agreements, rights to product candidates are provided to a partner typically in exchange for consideration in the form of upfront payments and/or development, regulatory, commercial or other similar milestones, and royalties on commercial sales, should regulatory approval be obtained for the product candidates.
Revenue includes income from licensing and collaboration agreements. Consideration received up front is recognized at the point in time in which the right to use an intangible asset is transferred and further payments received are recognized upon the achievement of specified development, regulatory, commercial or other similar milestones. For agreements with a right to access an intangible asset, revenue is recognized over time, typically on a straight-line basis over the life of the license or collaboration agreement. When there are other performance obligations in such agreements, the consideration is allocated using the residual approach and recognized when the performance obligations are satisfied.
Income from development, regulatory, commercial or similar milestones is recognized when considered highly probable that a significant reversal will not occur. Timing of the recognition of such milestones are considered to be a key judgment, as they are often dependent on third parties. In general, for milestones which are subject to the decisions of third parties (e.g. the acceptance or approval of a filing by a regulatory authority), the Company recognizes milestone income when the decision occurs.
We do not currently have any approved product candidates. Accordingly, we have not generated any commercial sales revenue during the year.
Intangible assets out-licensed under a license or collaboration agreement are recorded within “Cost of revenue” in the Company’s consolidated statement of comprehensive income/(loss) based on an allocation of cost or value of the rights that have been out-licensed.
Payments to third parties arising as a direct consequence of the income recognized are also recorded within “Cost of revenue” in the Company’s consolidated statement of comprehensive income/(loss).
b) Research and development (R&D) expenses
Expenditure on product development is capitalized as an intangible asset and amortized over the expected useful economic life of the product candidate concerned. Capitalization commences from the point at which technical feasibility and commercial viability of the product candidate can be demonstrated and the Company is satisfied that it is probable that future economic benefits will result from the product candidate once completed. Capitalization ceases when the product candidate receives regulatory approval for launch. No such costs have been capitalized to date.
Expenditure on R&D activities that do not meet the criteria for capitalization, including ongoing costs associated with acquired intellectual property rights and intellectual property rights generated internally by the Company, is recognized in the consolidated statement of comprehensive income as incurred. Intellectual property and in-process
R&D from asset acquisitions are recognized as intangible assets at cost.
c) Taxation
Tax expense recognized in the consolidated statement of comprehensive income/(loss) comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

F-
9

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Current income tax
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted, or substantively enacted, by the end of the reporting period in the jurisdictions in which the Company operates.
Amounts receivable in respect of research and development tax credits are recognized in the consolidated financial statements provided there is sufficient evidence that the amounts are recoverable. These credits are recognized within income tax in the consolidated statement of comprehensive income/(loss).
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
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
d) Foreign currencies
Items included in the consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in pound sterling (“£”), which is the presentational currency of the Company. The functional currencies of consolidated subsidiaries are pound sterling and US dollars (“$”).
Transactions in foreign currencies are initially recorded by the Company at the rate prevailing on the date the transaction first qualifies for recognition. Differences arising on settlement or translation of monetary items as well as gains or losses on the retranslation of foreign currency balances at the period-end
are recognized in the consolidated statement of comprehensive income/(loss).
The results and financial position of subsidiaries that have a functional currency different from the presentational currency of the Company are translated into the presentational currency (pound sterling). The assets and liabilities of such entities are translated into pound sterling at the rate of exchange prevailing at the balance sheet date. Income and expenses are translated at the average rate for the period. Fair value adjustments arising on acquisition of such entities are treated as assets and liabilities of the relevant entity and translated into pound sterling at the closing rate. The exchange differences arising on translation for consolidation are recognized in other comprehensive income/(loss).
e) Property, plant and equipment
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

F-
10

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of comprehensive income/(loss) when the asset is derecognized.
The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed annually and adjusted prospectively, if appropriate.
f) Business combinations
Business combinations are accounted for using the acquisition method of accounting. At the date of acquisition, the Company initially recognizes the fair value of the identifiable assets acquired, the liabilities assumed and any non-controlling
interest in the acquired business.
The consideration transferred is measured at fair value at the date of acquisition. The excess of the consideration transferred over the fair value of net identifiable assets of the business acquired is recorded as goodwill, unless the amount of consideration transferred is less than the fair value of net identifiable assets of the business acquired in which case the difference is recognized directly in the consolidated statement of comprehensive income/(loss) as a bargain purchase. A valuation is performed of assets and liabilities assumed on each acquisition accounted for as a business combination based on our best estimate of fair value.
Where the settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value. Contingent consideration is classified either as equity or a financial liability and is recognized at fair value on the acquisition date. Amounts classified as a financial liability are subsequently remeasured to fair value in accordance with IFRS 9 (Financial Instruments), with changes in fair value recognized in the consolidated statement of comprehensive income/(loss) as an administrative expense.
Directly attributable acquisition-related costs are expensed as incurred within the consolidated statement of comprehensive income/(loss).
g) Leases
Effective January 1, 2019, the Company adopted IFRS 16 (Leases) using the modified retrospective approach.
The Company assesses whether a contract is, or contains, a lease at inception of the contract. The Company recognizes a right-of-use
asset and a corresponding liability with respect to all lease arrangements in which it is a lessee.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.
Lease payments included in the measurement of the lease liability comprise of fixed lease payments, less any lease incentives receivable.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use
asset) whenever there is a significant change in lease term, lease payments or if the lease contract is modified and the lease modification is not accounted for as a separate lease.
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
When the Company is an intermediate lessor, it accounts for the head lease and the sub-lease
as two separate contracts. The
sub-lease
is classified as a finance or operating lease by re
fer
ence to the
right-of-use
asset arising from the head lease. Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

F-1
1

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

h) Intangible assets
Intangible assets are initially recorded at cost which has been determined as the fair value of the consideration paid and payable. Assets that have been acquired through a business combination are initially recorded at fair value. The fair value of consideration is regularly reviewed based on the probability of achieving contractual milestones. Refer to policy on provision for deferred cash consideration below.
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
i) Financial instruments
Financial assets and liabilities are recognized in the consolidated balance sheet only when the Company becomes party to the contractual provisions of the instrument.
Financial assets
On initial recognition, a financial asset is classified into one of three primary measurement categories:

•	Amortized cost;

•	Fair value through other comprehensive income (“FVOCI”); or

•	Fair value through profit or loss (“FVTPL”).
The initial classification into a primary measurement category depends on the nature and purpose of the financial asset.
For short-term investments, interest income and impairment gains or losses are recognized directly in the consolidated statement of comprehensive income. The difference between cumulative fair value gains or losses and the cumulative amounts recognized in the consolidated statement of comprehensive income/(loss) is recognized in other comprehensive income until derecognition, when the amounts in other comprehensive income are reclassified to the consolidated statement of comprehensive income/(loss).
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
Convertible loan notes
Convertible loan notes are regarded as compound instruments consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using a discount rate for an equivalent liability without the conversion feature. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The difference between the proceeds from the issue of the convertible loan note and the fair value assigned to the liability component is included in equity and not subsequently remeasured. Upon conversion, the amount initially recognized in “Other capital reserves” will be transferred to “Share premium”.

F-1
2

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial liabilities
All financial liabilities are measured subsequently at amortized cost using the effective interest method or at FVTPL.
Borrowings (including interest-bearing loans) are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Under the effective interest method, amortization is included as a finance cost in the consolidated statement of comprehensive income/(loss).
Non-substantial
modifications to financial liabilities are measured at amortized cost with the associated gain or loss recognized in the consolidated statement of comprehensive income/(loss). The gain or loss is computed as the difference between the original contractual cash flows and the modified cash flows, discounted at the original effective interest rate. For substantial modifications, the existing financial liability is derecognized and a new financial liability is established.
Borrowings are derecognized from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired.
The warrant instruments are recorded at fair value, with changes in the fair value recognized in the consolidated statement of comprehensive income/(loss), where the terms of the warrant instruments allow for cashless exercise.
j) Fair value measurement
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
The principal or the most advantageous market must be accessible by the Company.
The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.
The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
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
For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
k) Impairment of
non-financial
assets
Further disclosures relating to impairment of
non-financial
assets are also provided in the following notes:

•	Disclosures for significant assumptions	Note 3

•	Property, plant and equipment	Note 12

•	Intangible assets not yet available for use	Notes 13 and 14

F-1
3

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At each reporting date, the Company assesses whether there is any indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.
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
Impairment losses are recognized in the consolidated statement of comprehensive income/(loss) in expense categories consistent with the function of the impaired asset.
An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive income/(loss) unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.
l) Cash and short-term deposits
Cash and short-term deposits in the balance sheet comprise cash at banks and on hand along with short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.
m) Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the consolidated statement of comprehensive income/(loss) net of any reimbursement.
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
n) Provision for deferred cash consideration
Provision for deferred cash consideration consists of future payments which are contractually committed but not yet certain. In respect of products which are not yet approved, such deferred cash consideration excludes potential milestones, royalties or other payments that are deemed to be so uncertain as to be unquantifiable. Deferred cash consideration is recognized as a liability with the amounts calculated as the risk adjusted net present value of anticipated deferred payments.
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
o) Share-based payments
Employees (including executives) and
non-executive
directors of the Company receive remuneration in the form of share-based payments, whereby employees and non-executive
directors render services as consideration for equity instruments (equity settled transactions).

F-1
4

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Incentives in the form of shares are provided to employees and non-executive
directors under various plans (Note 26). Executive officers also have outstanding shares under a deferred bonus share plan (“DBSP Plan”) and a long-term incentive plan (“LTIP Plan”).
In accordance with IFRS 2 Share-based Payments (“IFRS 2”), charges for these incentives are expensed through the consolidated statement of comprehensive income/(loss) on a straight-line basis over their vesting period, based on the Company’s estimate of shares that will eventually vest. The total amount to be expensed is determined by reference to the fair value of the options or awards at the date they were granted. For LTIP shares, the fair value on grant date excludes the impact of any non-market
vesting conditions, which are taken into account by adjusting the number of equity instruments included in the measurement of the share-based payment transaction and are adjusted each period until such time as the equity instruments vest.
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
p) Costs of issuing capital
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
q) Employee Benefit Trust
The Company operates an Employee Benefit Trust (“EBT”), the Mereo BioPharma Group plc Employee Benefit Trust.
The EBT holds ADS’s to satisfy the exercise of options under the Company’s share-based incentive schemes (Note 26). The EBT is a Jersey-based trust which was initially funded by a loan from the Company, which it utilized to purchase shares in sufficient quantity to fulfill the envisaged awards. The Company will issue ordinary shares to a custodian for conversion by a depositary bank to ADS’s and delivery to the EBT. These ordinary shares will be deducted from the shareholders’ funds on the consolidated balance sheet at their nominal value.
Shares held by the EBT are included in the consolidated balance sheet as a reduction in equity.
r) Pension contribution costs
Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.
3. Significant judgments, estimates and assumptions
The preparation of these consolidated financial statements requires the management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates and judgments on historical experience and on various other assumptions that it considers to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.
Judgments
a) Revenue
Judgment is required to determine the appropriate accounting policy for the license and collaboration agreement with Ultragenyx Pharmaceutical, Inc. (“Ultragenyx”). Management has determined that the upfront proceeds from the license and collaboration agreement represent proceeds from the Company’s ordinary business activities and, therefore, represent revenue within the scope of IFRS 15, Revenue from Contracts with Customers. Judgment is also required to determine the portion of the carrying amount of the intangible asset to derecognize, relative to the value retained, as a result of the license and collaboration agreement with Ultragenyx.

F-1
5

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b) Impairment of intangible assets and property, plant and equipment
An assessment was made in respect of indicators of impairment in the carrying value of the Company’s intangible assets (see Note 14), right-of-use
assets, leasehold improvements, office equipment and IT equipment as at December 31, 2021.
If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is recognized as an impairment in the consolidated statement of comprehensive income/(loss). The assessment of intangible assets involves a number of significant judgments regarding the likelihood of successful product approval, the costs of attaining approval, the estimated useful life of intangible assets following commercialization and the subsequent commercial profitability of the product once approved.
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
In addition to the determination of an appropriate discount rate, the Company was also required to assess the lease term for qualifying leases. The determination of the lease term is judgmental as for certain qualifying leases held by the Company, the contract includes an extension option beyond the non-cancellable
period for which the Company has the right to use the underlying asset. In applying this judgment, the Company considered the period over which it was reasonably certain to make use of the extension option.
In August 2020, a lease for office space was modified to reduce the size of the office space leased. At the time of this lease modification, judgment was applied in determining the new lease term and remeasuring the lease liability by discounting the revised lease payments using a revised incremental borrowing rate.
d) Identification and classification of financial instruments
On June 3, 2020, the Company completed a private placement transaction (Note 19) which comprised the issue of ordinary shares, Loan Notes and Warrants. Judgment is applied under IAS 32 (Financial instruments: Presentation) in determining the features of the identified financial instruments on both the transaction date and the date of the general meeting at which Resolutions relating to the private placement were voted on by the Shareholders, to determine the appropriate recognition in accordance with IAS 32. In applying this judgment, management considered the probability of passing the Resolutions at the general meeting and the likelihood of a change of control prior to the passing of the Resolutions, which impact the settlement terms of the financial instruments, and the classification of the financial instruments as liabilities or equity. Management concluded that a change of control event was uncertain and outside of the Company’s control, and therefore the conversion feature on the Loan Notes at the transaction date represented a financial liability with an embedded derivative for the conversion option. On the passing of the Resolutions, judgment was applied to determine that the effective terms of the Loans Notes changed and the embedded derivative financial liability representing the conversion option was reclassified to equity at its fair value, with no associated gain or loss recognized in profit or loss.
e) Business combination
On April 23, 2019, the Company obtained a 100% controlling interest in Mereo BioPharma 5, Inc. (formerly OncoMed), a company based in the United States (“US”). The value of the net identifiable assets acquired was £44.6 million. Total consideration paid, being the fair value of 24.8 million ordinary shares of the Company, was £40.9 million. As the Company acquired Mereo BioPharma 5, Inc. for an amount less than the fair market value of the net assets acquired, a gain on bargain purchase of £3.7 million was recognized.
Judgment was applied under IFRS 3 (Business Combinations) in determining whether a transaction meets the definition of a business combination, and so accounted for in accordance with its requirements. In applying this judgement, management has considered the underlying economic substance of the transaction in addition to the contractual terms. Our assessment is that Mereo BioPharma 5, Inc. meets the definition of a ‘business’ and the transaction has therefore been accounted for as a business combination.

F-1
6

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Estimates and assumptions
a) Deferred consideration
Deferred consideration represents contingent cash consideration and is recognized as a provision at each balance sheet date, to the extent its amount is quantifiable at the inception of the arrangement (see Note 18). The amount provided is based on estimates regarding the timing and progress of the related research and development activities (see Note 24).
Deferred consideration in the form of shares is recognized as a share-based payment when it is probable that shares will be transferred.
b) Fair value of financial instruments
As part of the private placement transaction (Note 19), the Company performed a valuation of the fair value of the identified financial instruments including the embedded derivative and the warrants on the transaction date and the general meeting date. For qualifying financial instruments, the fair value is reassessed at each balance sheet date. Specific consideration was applied to the estimation of implied share price on the transaction date, the volatility, credit spread and discount rate (see Note 24).
c) Contingent consideration
The Company makes a provision for the estimated fair value of amounts payable to the former shareholders of Mereo BioPharma 5, Inc. under the Contingent Value Rights Agreement (“CVR”), which is accounted for as a contingent consideration liability.
At December 31, 2021, the Company estimates the fair value of the contingent consideration liability to be £nil (2020: nil). Total potential payments under the CVR on a gross, undiscounted basis, are approximately £58.6 million ($80.0 million).
The estimated contingent consideration payable is based on a risk-adjusted, probability-based scenario. Under this approach the likelihood of future payments being made to the former shareholders of Mereo BioPharma 5, Inc. under the CVR is considered. The estimate could materially change over time in line with the development plan and potential subsequent commercialization of the product.
4. Changes in accounting policies
a) New standards, interpretations and amendments adopted from January 1, 2021
In the current year, the Company has applied the below amendments to IFRS issued by the IASB that are effective for an annual period that begins on or after January 1, 2021. Their adoption has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements:

•	Amendments to IFRS 4 Insurance Contracts
•	Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform – Phase 2
•	Amendments to IFRS 16 Covid-19 related rent concessions
b) New standards, interpretations and amendments not yet effective
At the date of authorization of these consolidated financial statements, the Company has not applied the following new and revised IFRS that have been issued but are not yet effective:
Effective January 1, 2022

•	Annual Improvements to IFRS Standards 2018-2020 (Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41)
•	Amendments to IAS 16 – Proceeds before Intended Use
•	Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract
•	Amendments to IFRS 3
Effective January 1, 2023

•	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current
•	Amendments to IFRS 17 – Insurance Contracts
•	Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction
•	Amendments to IAS 8 – Definition of accounting estimates
•	Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of accounting policies
The Company does not expect the adoption of these IFRS amendments will have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

F-1
7

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. Group information
Information about subsidiaries
The consolidated financial statements of the Company include:

Name	Principal activities	Country of incorporation	% Equity interest December 31, 2021	% Equity interest December 31, 2020
Mereo BioPharma 1 Limited	Pharmaceutical R&D	UK	100	100
Mereo BioPharma 2 Limited	Pharmaceutical R&D	UK	100	100
Mereo BioPharma 3 Limited	Pharmaceutical R&D	UK	100	100
Mereo BioPharma 4 Limited	Pharmaceutical R&D	UK	100	100
Mereo BioPharma Ireland Limited	Pharmaceutical R&D	Ireland	100	100
Mereo BioPharma 5, Inc.	Pharmaceutical R&D	U.S.	100	100
Navi Subsidiary, Inc.	Pharmaceutical R&D	U.S.	100	100
Mereo US Holdings, Inc.	Holding company	U.S.	100	100
Mereo BioPharma Group plc Employee Benefit Trust	Employee share scheme	Jersey	–	–
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
6. Revenue
The Company recognized upfront proceeds of £36.5 million ($50.0 million) from the license and collaboration agreement with Ultragenyx for setrusumab as revenue in the year ended December 31, 2021. The variable consideration relating to future milestones and sales royalties will be recognized in the statement of comprehensive income/(loss) when the milestones are achieved or the underlying commercial sales are made, in the event regulatory approval is achieved.
As a consequence of the license and collaboration agreement with Ultragenyx and in accordance with terms of the 2015 asset purchase with Novartis, the Company made a payment to Novartis of £7.2 million ($10.0 million). The payment included a deduction for costs of £2.4 million which was deferred and will be recognized in the statement of comprehensive income/(loss) when the associated costs are incurred. In the year ended December 31, 2021, £1.1 million of these deductions were recognized within “Cost of revenue” in the consolidated statement of comprehensive income/(loss). As of December 31, 2021 the remaining balance to be recognized of £1.3 million is included within “Other liabilities” in the consolidated balance sheet. See Note 13 for additional details.
7. Profit/(loss) before tax
Profit/(loss) before tax is stated after charging:

	Year ended December 31,
	2021 £’000s	2020 £’000s	2019 £’000s
Fees payable to the Company’s Auditor for the audit of the consolidated accounts	358	449	514
Fees payable to the Company’s Auditor for other services:
Audit of subsidiary accounts	46	49	45
Audit-related assurance services	57	318	311
Gain on modification of lease	–	(957)	–
Income from sub-lease	–	(646)	(855)
Depreciation of right-of-use assets	570	1,531	1,505
Depreciation (excluding right-of-use assets)	72	68	52

Gain on modification of lease,
sub-lease
income and transaction costs associated with lease modification are included within administrative expenses within the consolidated statement of comprehensive income/(loss).

F-1
8

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. Employees
The average monthly number of persons employed by the Company during the year was:

	Year ended December 31,
	2021	2020	2019
By activity:
Administrative	26	22	28
Research and development	19	17	18

Total	45	39	46

Total compensation costs for persons employed by the Company (including Directors) during the year was:

	Year ended December 31,
	2021 £’000s	2020 £’000s	2019 £’000s
Included in research and development expenses:
Salaries	4,126	3,046	2,824
Social security costs	402	397	110
Pension contributions	73	66	62
Share-based payment expenses	1,210	446	152
Included in administrative expenses:
Salaries	3,763	4,832	3,384
Social security costs	418	681	(124)
Pension contributions	99	89	114
Share-based payment expenses	2,092	1,112	1,485

Total	12,183	10,669	8,007

Total compensation costs for Directors during the year was:

	Year ended December 31,
	2021 £’000s	2020 £’000s	2019 £’000s
Salaries and fees	810	1,114	1,106
Benefits in kind	9	14	17
Pension contributions	58	61	25
Bonus	239	538	294

Total	1,116	1,727	1,442

During 2021, one Director was a member of a defined contribution pension scheme (2020: one, 2019: two). Further details concerning the remuneration of key management personnel can be found in Note 27.
9. Other income/expenses and adjustments
Finance income

	Year ended December 31,
	2021 £’000s	2020 £’000s	2019 £’000s
Bank interest earned	1	5	42
Interest earned on short-term investments	–	–	141
Gain on short-term investments	–	39	194

Total	1	44	377

Finance costs

	Year ended December 31,
	2021 £’000s	2020 £’000s	2019 £’000s
Interest on convertible loan notes	(3,549)	(2,241)	(20)
Interest on bank loan	–	(2,900)	(1,739)
Interest on lease liabilities	(227)	(1,085)	(1,314)
Accreted interest on bank loan	–	–	(1,523)
Modification gain on bank loan	–	–	456
Discounting of provision for deferred cash consideration	(225)	(157)	(221)
Other	(21)	–	(10)

Total	(4,022)	(6,383)	(4,371)

9

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Changes in the fair value of financial instruments

	Year ended December 31,
	2021 £’000s	2020 £’000s	2019 £’000s
Changes in the fair value of warrants – private placement	39,535	(45,977)	–
Changes in the fair value of warrants – bank loan	504	(714)	875
Changes in the fair value of embedded derivative	–	(63,158)	–

Total	40,039	(109,849)	875

10. Taxation

	Year ended December 31,
	2021 £’000s	2020 £’000s	2019 £’000s
Tax charge	(1,516)	–	–
UK corporation tax R&D credit	–	2,822	5,149
Other tax income	–	–	1,125

Total	(1,516)	2,822	6,274

U.K.
income tax
The Company is entitled to claim tax credits in the United Kingdom under the
U.K.
R&D small or
medium-sized
enterprise (“SME”) scheme, which provides additional taxation relief for qualifying expenditure on R&D activities, and includes an option to surrender a portion of tax losses arising from qualifying activities in return for a cash payment from HM Revenue & Customs (“HMRC”). The claims in respect of the year ended December 31, 2020 have been received by the Company.
U.S.
income tax
As at December 31, 2021, £0.8 million is receivable related to Alternative Minimum Tax (“AMT”) credits, recognized as other taxes recoverable within the consolidated balance sheet.
The Company generates R&D tax credits for U.S. federal and state purposes. In respect of these R&D tax credits, no deferred tax assets have been recognized in any periods presented. As of
December 31, 2021, the Company had an uncertain tax position of £2.6 million, representing approximately
 20%
of these historic R&D tax losses claimed.
Reconciliation of effective tax rate

	Year ended December 31,
	2021 £’000s	2020 £’000s	2019 £’000s

Profit/(loss) on ordinary activities before income tax	14,241	(166,450)	(41,118)
Tax on profit at standard U.K. rate of 19%	(2,706)	31,626	7,812
Expenses not deductible for income tax purposes (permanent differences)	(708)	(13,270)	(317)
Income not taxable	78	4	–
Temporary timing differences	(65)	–	(343)
R&D relief uplift	1,435	1,214	2,540
Losses (unrecognized)	(345)	(14,479)	(4,380)
Deferred income from MBG loan guarantee costs	–	–	(54)
Foreign tax	505	184	–
Differences in overseas tax rates	286	261	340
Derecognition of deferred tax	–	(2,686)	–
Gain on bargain purchase	–	–	699
Other	4	(32)	(23)

Tax (charge)/credit for the year	(1,516)	2,822	6,274

F-
20

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax
The analysis of unrecognized deferred tax is set out below:

	Year ended December 31,
	2021 £’000s	2020 £’000s	2019 £’000s

Losses	44,683	37,021	19,443
Loan relationships	73	421	–
U.S. tax credits	10,557	9,880	10,032
Accruals	–	–	947
Fixed assets	–	414	400
Share options	151	55	–
Other U.S. deferred tax	31	86	–
Other	–	137	202
Temporary differences	56	18	4

Net deferred tax asset (unrecognized)	55,551	48,032	31,028

The analysis of recognized deferred tax is set out below:

	At January 1, 2021	Recognized in income	At December 31, 2021
	£’000s	£’000s	£’000s
Deferred tax liabilities
Intangible asset and right-of-use asset	(96)	76	(20)
Deferred tax asset
Net operating losses and lease liability	96	(76)	20

Net deferred tax asset/(liability)

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
The standard rate of corporation tax applied to the reported profit/(loss) before tax is 19% (2020: 19%). The Finance Act 2021, which was substantively enacted on May 24, 2021, included provisions to increase the standard rate of tax from 19% to 25%, effective from April 1, 2023. As a result,
U.K.
deferred tax assets and liabilities have been measured at a rate of 25%.
At December 31, 2021, the Company had
U.K.
tax losses to be carried forward of approximately £122.6 million.
U.S.
deferred tax
U.S.
deferred tax assets and liabilities are calculated at a blended rate of approximately 21%.
For Mereo BioPharma 5, Inc, with respect to accumulated tax losses carried forward prior to its acquisition by the Company, there is a change of control restriction which will limit the amount available in any one year.
At December 31, 2021, the Company had
U.S.
federal tax losses to be carried forward of approximately £65.6 million, of which £59.4 million can be carried forward indefinitely and £6.2 million which will begin to expire in 2022. At December 31, 2021, the Company had
U.S.
state tax losses to be carried forward of approximately £3.5 million which begin to expire in 2027.

11. Earnings per share
Basic profit/(loss) per share is calculated by dividing the profit/(loss) attributable for the year to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is based on dividing the profit attributable for the year, adjusted for the effect of diluted ordinary shares, by ordinary share equivalents, which includes the weighted average number of ordinary shares outstanding and the effect of dilutive ordinary share equivalents.

F-2
1

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31,
	2021	2020	2019
Numerator – Basic earnings per share (£’000s):
Profit/(loss) attributable to equity holders of the parent	12,725	(163,628)	(34,844)

Denominator – Basic earnings per share:
Weighted average number of ordinary shares	527,818,648	338,953,141	89,424,476
Profit/(loss) per share – basic (£)	0.02	(0.48)	(0.39)

Numerator – Diluted earnings per share (£’000s):
Profit/(loss) attributable to equity holders of the parent	12,725	(163,628)	(34,844)
Effect of dilutive ordinary shares	(38,523)	—	—
Numerator – Diluted earnings per share	(25,798)	(163,628)	(34,844)

Denominator – Diluted earnings per share:
Number of ordinary shares used for basic earnings per share	527,818,648	338,953,141	89,424,476
Weighted average effect of dilutive ordinary shares	27,457,163	—	—
Weighted average number of diluted ordinary shares outstanding	555,275,811	338,953,141	89,424,476
Loss per share – diluted (£)	(0.05)	(0.48)	(0.39)
For the year ended December 31, 2021, the effect of dilutive ordinary shares, net of current year tax charge, is related to Company’s outstanding warrants. For the years ended December 31, 2020 and 2019, share options, convertible loan notes and warrants were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share. Therefore, the weighted average shares outstanding used to calculate both the basic and diluted per share was the same.
12. Property, plant and equipment

	Right-of-use asset (buildings)	Right-of-use asset (equipment)	Leasehold improvements	Office equipment	IT equipment	Total
	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s
Cost or valuation
At January 1, 2021	1,848	1,169	164	71	132	3,384
Additions	923	—	393	109	48	1,473
Lease modification	133	30	—	—	—	163
Disposals	—	(868)	—	(7)	—	(875)
Currency translation effects	(1)	(36)	—	—	—	(37)

At December 31, 2021	2,903	295	557	173	180	4,108

Depreciation
At January 1, 2021	(531)	(1,023)	(85)	(65)	(107)	(1,811)
Disposals	—	868	—	7	—	874
Depreciation for the year	(494)	(76)	(39)	(11)	(22)	(642)

At December 31, 2021	(1,025)	(231)	(124)	(69)	(129)	(1,578)

Net book value
At January 1, 2021	1,318	146	79	6	25	1,573

At December 31, 2021	1,878	64	433	104	51	2,530

F-2
2

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Right-of-use asset (buildings)	Right-of-use asset (equipment)	Leasehold improvements	Office equipment	IT equipment	Total
	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s
Cost or valuation
At January 1, 2020	11,877	1,024	164	71	116	13,252
Additions	—	—	—	—	16	16
Lease modification	(10,220)	149	—	—	—	(10,071)
Currency translation effects	191	(4)	—	—	—	187

At December 31, 2020	1,848	1,169	164	71	132	3,384

Depreciation
At January 1, 2020	(996)	(509)	(69)	(30)	(90)	(1,694)
Lease modifications	1,482	—	—	—	—	1,482
Depreciation for the year	(1,017)	(514)	(16)	(35)	(17)	(1,599)

At December 31, 2020	(531)	(1,023)	(85)	(65)	(107)	(1,811)

Net book value
At January 1, 2020	10,881	515	95	41	26	11,558

At December 31, 2020	1,318	146	79	6	25	1,573

In June 2021, the Company entered into a new lease agreement for additional office space in London, UK. The Company also extended the lease term of the existing office space, which resulted in the modification of the right-of-use
asset.
In August 2020, the Company modified the scope of the leased office space in the US included in the right-of-use
asset (building). The revised lease payments were allocated between lease and non-lease
components, determining a new lease term, and remeasuring the lease liability using a revised discount rate. This resulted in a reduction in the right-of-use
asset of £8.7 million and a reduction in lease liability of £9.5 million, with the associated gain on modification of £0.7 million recognized in the consolidated statement of comprehensive income/(loss). Related transaction costs of £2.5 million were also recognized in the consolidated statement of comprehensive income/(loss).
The Company leases office space and equipment for use in research and development activities. In the year-ended December 31, 2021, the Company made lease payments of £0.7 million (2020: £2.1 million). The maturity of lease liabilities as of December 31, 2021 are as follows:

	Within 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
	£’000s	£’000s	£’000s	£’000s	£’000s
Maturity of lease liabilities	622	972	782	—	2,376
Further details on the movements within lease liability are included in Note 23.
13. Intangible assets

Acquired development programs
£’000s
Cost
At January 1, 2020	45,527

Disposals	(13,386)
Currency translation effects	864

At December 31, 2020	33,005
At December 31, 2021	33,005

Revisions to estimated value
At January 1, 2020	(1,071)

Revisions to estimated value	(286)

At December 31, 2020	(1,357)

Revisions to estimated value	2,373
Out-license of intangible asset	(9,457)

At December 31, 2021	(8,441)

Net book value
At January 1, 2020	44,456
At December 31, 2020	31,648

At December 31, 2021	24,564

F-2
3

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s strategy is to acquire and develop clinical-stage development programs for the treatment of oncology and rare diseases.
On January 25, 2021, the Company’s license and collaboration agreement with Ultragenyx for the development and commercialization of setrusumab for OI became effective. Under the terms of the agreement, the Company received an upfront payment of £36.5 million ($50 million). Additionally, the Company will be eligible to receive up to $254 million in future milestones and royalties. The license and collaboration agreement grants Ultragenyx an exclusive license to develop and commercialize setrusumab in the US and rest of the world, excluding Europe where the Company retains commercial rights. As a result, intangible assets with a carrying value of £9.5 million were derecognized and recorded within “Cost of revenue” in the Company’s consolidated statement of comprehensive income/(loss).
In October 2017, the Company acquired the exclusive license for alvelestat and included the option to acquire certain assets from AstraZeneca AB (“AstraZeneca”). On that date the fair value of alvelestat was measured at £7.2 million, which consisted of upfront cash and equity payments as well as deferred cash and equity consideration. The provision for deferred cash consideration is re-measured
to fair value at each balance sheet date and recognized as an increase to, or reduction of, the intangible asset. During the year, the provision for deferred cash consideration has increased by £2.4 million (2020: decrease of £0.3 million) due to changes in timelines and the probability of contractual milestones being achieved. Refer to Note 18 and Note 24 for additional information.
During the year the Company did not revise the value of any other intangible assets. As the intangible assets remain under development, no amortization charge has been recognized (2020: £nil).
On April 23, 2019, the Company acquired an intangible asset of £12.7 million following the acquisition of Mereo BioPharma 5, Inc. The intangible asset represented the intellectual property associated with etigilimab and navicixizumab, among others, for which the fair value at acquisition was fully attributed to navicixizumab. On January 13, 2020, the Company entered into a license agreement with OncXerna under which an exclusive worldwide license was granted in respect of intellectual property rights for the development and commercialization of navicixizumab. Under the terms of the license agreement, the Company received an upfront gross payment of £3.1 million ($4 million), and derecognized the associated intangible asset, recording a loss on disposal of £10.9 million.
14. Impairment testing of acquired development programs not yet available for use
Acquired development programs not yet available for use are assessed annually for impairment. The carrying amount of acquired development programs is as follows:

	December 31,
	2021	2020
	£’000s	£’000s
BPS-804 (setrusumab)	2,159	11,616
MPH-966 (alvelestat)	8,208	5,835
BSG-649 (leflutrozole)	9,886	9,886
BCT-197 (acumapimod)	4,311	4,311

Total	24,564	31,648

The Company considers the future development costs, the probability of successfully progressing each program to product approval and the likely commercial returns after product approval, among other factors, when reviewing for indicators of impairment. The results of this testing did not indicate any impairment of the acquired products’ rights for the year ended December 31, 2021. Management believes that the likelihood of a materially different outcome using different assumptions is remote.
The acquired development programs are assets which are not used in commercialized products. These assets have not yet begun to be amortized but have been tested for impairment by assessing their value in use. Value in use calculations for each program are utilized to calculate the recoverable amount. The calculations use pre-tax
cash flow projections covering the period through product development to commercial sales up to the later of loss of patent protection or market exclusivity, which extend beyond five years from the balance sheet date. Approved products are assumed to be out-licensed
such that the Company receives upfront payments, milestone receipts and royalties on commercial sales; therefore, the Company does not incur any costs of commercialization after out-licensing
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

F-2
4

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

•
Discount rates – the discount rate is estimated on a
pre-tax
basis reflecting the estimated cost of capital of the Company and is applied consistently across each of the acquired development programs. The cost of capital was calculated at 12.0% (2020: 12.0%).

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
15. Other receivables

	December 31,
	2021	2020
	£’000s	£’000s
Lease deposits	408	407
VAT recoverable	387	370
Other	624	239

Total	1,419	1,016

16. Cash and short-term deposits

	December 31,
	2021	2020
	£’000s	£’000s
Cash	93,727	22,922
Short-term deposits	569	547

Total	94,296	23,469

Short-term deposits are available immediately and earn fixed interest at the respective short-term deposit rates and are held in various certificates of deposit.
17. Trade and other payables

	December 31,
	2021	2020
	£’000s	£’000s
Trade payables	2,285	3,165
Social security and other taxes	190	146
Other payables	24	22

Total	2,499	3,333

Trade and other payables are non-interest bearing and have an average term of one month.

F-2
5

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. Provisions

	December 31,
	2021	2020
	£’000s	£’000s
Social security contribution on vested share options	—	109
Provision for deferred cash consideration	4,123	1,525

Total	4,123	1,634

Current	2,803	418
Non-current	1,320	1,216

	Social security contribution on vested share options	Deferred cash consideration
	£’000s	£’000s
At January 1, 2020	104	1,654
Arising/(released) during the year, net	5	—
Increase in provision due to the unwinding of the time value of money	—	157
Decrease in provision due to a change in estimates relating to timelines and probabilities of contractual milestones being achieved (revision to intangible asset, see Note 13)	—	(286)

At December 31, 2020	109	1,525

Arising/(released) during the year, net	(109)	—
Increase in provision due to the unwinding of the time value of money	—	225
Increase in provision due to a change in estimates relating to timelines and probabilities of contractual milestones being achieved (revision to intangible asset, see Note 13)	—	2,373

At December 31, 2021	—	4,123

The provision for social security contributions on share options is calculated based on the number of vested options outstanding at the reporting date that are expected to be exercised. The provision is based on the estimated taxable gain arising on exercise of the share options, using the best estimate of the market price at the balance sheet date.
The deferred cash consideration is the estimate of the quantifiable but not certain future cash payment obligations due to AstraZeneca for the acquisition of certain assets (see Note 13). This provision is calculated as the risk-adjusted net present value of future cash payments to be made by the Company. The payments are dependent on reaching certain milestones based on the commencement and outcome of clinical trials. The likelihood of achieving such milestones is reviewed at the balance sheet date and increased or decreased as appropriate.
19. Private placement
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
Loan Notes in an aggregate principal amount of £40.5 million were issued on June 3, 2020 and became convertible upon the passing of the Resolutions. As a result, on June 30, 2020, Loan Notes in an aggregate principal amount of £21.8 million, together with accrued interest, were automatically converted into 125,061,475 ordinary shares, and Loan Notes in an aggregate principal amount of £18.9 million remained outstanding as of December 31, 2020. See Note 21.

F-2
6

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2021, the Company issued and allotted 40,397,976 ordinary shares at a price of £0.174 per share on conversion of Loan Notes. As of December 31, 2021, Loan Notes in an aggregate principal amount of £12.4 million remain outstanding.
Warrants
Participants in the private placement transaction received conditional warrants to subscribe for further ordinary shares in an aggregate number equal to 50 percent of both the ordinary shares purchased and the ordinary shares issuable upon conversion of the Loan Notes. A total of 161,048,366 Warrants were issued. The fair value of the warrants at inception was £4.1 million.
The Warrants have an exercise price of £0.348 per share and are exercisable at any time until their expiry in June 2023. The Warrants can be exercised for cash or on a cashless basis at the discretion of the warrant holder. Certain Warrants outstanding at the expiry date may be converted into Tranche 2 Notes, with an expiry date of up to seven years from conversion, and do not bear interest. See Note 20.
The Loan Notes and the Warrants were recognized as separate financial instruments. Transaction costs directly attributable to the private placement transaction were apportioned across the ordinary shares, Loan Notes and Warrants.

F-2
7

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. Warrant liability

	December 31,
	2021	2020
	£’000s	£’000s
January 1	50,775	131
Issued during the year	—	4,080
Settled during the year	(2,400)	(127)
Fair value changes during the year	(40,039)	46,691

At December 31	8,336	50,775

The change in fair value of the warrant liability represents an unrealized gain in the year ended December 31, 2021.
Warrants – private placement
As a part of the private placement transaction on June 3, 2020, the participating investors received conditional warrants entitling them to subscribe for an aggregate of 161,048,366 ordinary shares in the Company. The warrants were conditional on certain Resolutions being passed at the Company’s general meeting on June 30, 2020. On the passing of the Resolutions, the warrants entitled the investors to subscribe for ordinary shares at an exercise price of £0.348 per warrant and are exercisable until June 2023. The warrants are classified as liabilities as the Company does not have an unconditional right to avoid redeeming the instruments for cash. The fair value of the warrant liability was £8.0 million as of December 31, 2021 (£49.9 million as of December 31, 2020). The change in the fair value of £39.5 million was recognized as a gain in the consolidated statement of comprehensive income/(loss). During the year-ended December 31, 2021, 15,414,626 warrants were exercised (2020: 690,205). Refer to Note 22 for details of the warrant exercises.
Warrants – bank loan
As of December 31, 2021 and 2020, the former lenders of the Company have warrants outstanding to purchase a total of 1,243,908 ordinary shares at an exercise price of £2.95 per share and a total of 1,243,908 ordinary shares at an exercise price of $0.4144 per share.
At December 31, 2021, the fair value of these warrants were £0.3 million (2020: £0.8 million). There were no warrants exercised during the year ended December 31, 2021.
Total outstanding warrants
At December 31, 2021, a total of 147,431,351 warrants are outstanding (2020: 162,845,977). The warrants outstanding are equivalent to 25% of the issued ordinary share capital of the Company (2020: 48%).
The following table lists the weighted average inputs to the models used for the fair value of warrants:

	December 31,
	2021	2020
Expected volatility (%)	75	84-85
Risk-free interest rate (%)	0.9	0.25-(0.05)
Expected life of warrants (years)	1.5	3
Market price of ADS ($)	$1.60	$3.58
Model used	Black-Scholes	Black-Scholes
21. Convertible loan notes

	December 31,
	2021	2020
	£’000s	£’000s
Novartis Loan Note	3,771	3,196
Loan Notes – private placement	10,613	12,946

Total	14,384	16,142

Current	—	—
Non-current	14,384	16,142

Convertible loan notes
On February 10, 2020, the Company entered into a convertible equity financing with Novartis Pharma (AG) (“Novartis”) under which Novartis purchased a £3.8 million convertible loan note (the “Novartis Loan Note”).

F-2
8

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Novartis Loan Note is convertible at the discretion of the holder, at a fixed price of £0.265 per ordinary share and bears an interest rate of 6% per annum with a maturity date of February 2025. In connection with the Novartis Loan Note, the Company issued 1,449,614 warrants which are exercisable until February 2025 at an exercise price of £0.265.
Loan Notes – private placement
The initial issuance of Loan Notes in an aggregate principal amount of £40.5 million were issued on June 3, 2020 and formed part of the private placement transaction (Note 19) were classified as a financial liability on initial recognition.
Non-closely
related embedded derivatives relating to the conversion feature, term-extension and change of control features were bifurcated and accounted for at FVTPL, with the debt host contract being measured at amortized cost.
The fair value of the embedded derivative liability was £11.9 million on initial recognition and the fair value of the liability component was £24.4 million (net of transaction costs). In 2020, between initial recognition and the passing of the Resolutions (Note 19), changes in the fair value of the embedded derivative totaling £63.2 million were recognized as an expense in the consolidated statement of comprehensive income/(loss).
The Loan Notes were not convertible until certain Resolutions were passed at the Company’s general meeting on June 30, 2020, following which Loan Notes in an aggregate principal amount of £21.7 million (together with accrued interest) were automatically converted into 125,061,475 ordinary shares. Accordingly, a reduction in interest bearing loans of £13.3 million together with the derecognition of the embedded derivative relating to the conversion feature of £41.6 million was recognized; no gain or loss was recognized on conversion. The remaining portion of the embedded derivative relating to the conversion feature attributable to the Loan Notes outstanding of £33.5 million was reclassified to equity to reflect the effective change in the terms of the feature following the passing of the Resolutions.
The movements in the carrying value of the liability component of the Loan Notes is included in the table below. Refer to Note 22 for details of Loan Notes converted to equity.

	Year ended December 31,
	2021	2020
	£’000s	£’000s
January 1	12,946	—
Issued	—	24,417
Interest charge	2,974	1,803
Converted to equity	(5,307)	(13,274)

December 31	10,613	12,946

The movements in the carrying value of the embedded derivative relating to the conversion feature in the year-ended 2020 is included in the table below. There were no movements in the carrying value of the embedded derivative in the year-ended December 31, 2021 following the reclassification to equity on June 30, 2020.

Year ended December 31,
2020
£’000s
January 1	—
Arising during the year	11,913
Change in fair value	63,158
Reclassified to equity	(75,071)

December 31	—

The change in fair value of the embedded derivative liability represented an unrealized loss (recognized within fair value changes on derivative financial instruments held at FVTPL) in the consolidated statement of comprehensive income/(loss) in the year ended December 31, 2020.

9

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

	December 31, 2020	June 30, 2020	June 3, 2020
Expected volatility	—	61	61
Risk-free interest rate (%)	—	0.19	0.27
Credit spread %	—	1.86	2.01
Expected life	—	3	3
Market price of ordinary shares (£)	—	0.46	0.19
Probability of resolutions passing (%)	—	100	90
Models used	—	Discounted cash flow/Black-Scholes model	Discounted cash flow/Black-Scholes model
Volatility was estimated by reference to the
one-month
historical volatility of the share price of the Company. The credit spread was determined based on the estimate of an implied credit rating of the Company between B and C. The volatility and credit spread are key unobservable inputs that require significant judgment and, therefore, the embedded derivatives were categorized within level 3 of the fair value hierarchy.
22. Issued capital and reserves

	Ordinary Shares	Ordinary Share capital	Share premium
	Number	£’000s	£’000s
As at January 1, 2019	71,240,272	214	118,492

Issued on April 23, 2019	24,783,320	74	—
Issued on June 21, 2019	1,936,030	6	3,953
Transaction costs for issued share capital	—	—	(761)

As at December 31, 2019	97,959,622	294	121,684

Issued on February 11, 2020	14,295,520	43	2,511
Issued on February 20, 2020	12,252,715	37	2,267
Issued on June 4, 2020	89,144,630	267	15,244
Issued on June 30, 2020	125,061,475	375	21,386
Issued on December 23, 2020	239,179	1	—
Transaction costs for issued share capital	—	—	(1,307)

As at December 31, 2020	338,953,141	1,017	161,785

Issued during the year	245,955,098	738	85,909
Transaction costs for issued share capital	—	—	(234)

As at December 31, 2021	584,908,239	1,755	247,460

Since January 1, 2019, the following alterations to the Company’s share capital have been made. For each share issuance, ordinary shares of £0.003 in nominal value in the capital of the Company were issued.

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

•
On February 11, 2020, the Company issued and allotted 11,432,925 ordinary shares at a price of £0.20 per share to Aspire Capital Fund, LLC (“Aspire Capital”). Gross cash received was £2.3 million. Aspire Capital has also committed to subscribe for up to an additional $25 million of ordinary shares exchangeable for ADSs from time to time during a
30-month
period at the Company’s request. In consideration for this, the Company paid Aspire Capital a commission satisfied through a non-cash
transaction wholly by the issue of a further 2,862,595 of the Company’s ordinary shares (equivalent to 572,519 ADSs) at a price of £0.08.

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

F-
30

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

•
On February 12, 2021, the Company issued and allotted 198,375,000 ordinary shares of the Company with a nominal value of £0.003 at a price of £0.395 per share, equivalent to 39,675,000 ADS at a price of $2.726 per ADS, after underwriting discounts and commissions
, resulting in proceeds of £78.4 million. Transaction costs incurred for the issuance of share capital was £0.2 million.

•
During the year ended December 31, 2021, 14,954,491 warrants (equivalent to 2,990,898 ADSs) were exercised by way of a cashless exercise resulting in 4,621,147 ordinary shares (924,229 ADSs) being issued at the aggregate nominal value of the ordinary shares underlying the ADSs issued, in place of the exercise price of £0.348 per ordinary share. A further 460,135 warrants (equivalent to 92,027 ADSs) were exercised on a cash basis at the exercise price of £0.348, which resulted in aggregate proceeds of £0.2 million.

•
On May 4, 2021, the Company issued and allotted 2,100,840 ordinary shares of £0.003 in nominal value in the capital of the Company at a price of £0.517 per share to Cancer Focus Fund, as part of a non-cash,
equity-settled transaction where the Company entered into partnership with Cancer Focus Fund for a Phase 1b/2 study of etigilimab in Clear Cell Ovarian Cancer to be conducted at The University of Texas MD Anderson Cancer Center. The study will be financed by Cancer Focus Fund, in exchange for upfront consideration of $1.5 million (£1.09 million) of the Company’s ordinary shares and additional payments based on the achievement of certain milestones. The Company initially recognized a prepayment of £1.09 million with reference to fair value of the ordinary shares granted, of which £0.2 million was subsequently recorded in the consolidated statement of comprehensive income/(loss) during the year ended December 31, 2021.

•
During the year ended December 31, 2021, the Company issued and allotted 40,397,976 ordinary shares of £0.003 in nominal value in the capital of the Company at an exercise price of £0.174 per share on non-cash
conversion of Loan Notes.

Other capital reserves

	Shares to be issued	Share- based payments	Equity component of convertible loan notes	Other warrants issued	Merger reserve	Other reserve	Total
	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s
At January 1, 2019	1,590	16,649	310	44	—	—	18,593

Acquisition of Mereo BioPharma 5, Inc.	—	—	—	—	40,818	—	40,818
Shares issued during the year	(1,590)	—	—	—	—	—	(1,590)
Convertible loan conversion	—	—	(310)	—	—	—	(310)
Share based payments expense during the year	—	1,636	—	—	—	—	1,636

At December 31, 2019	—	18,285	—	44	40,818	—	59,147

Share based payments expense during the year	—	1,558	—	—	—	—	1,558
Novartis convertible loan note instrument and warrants	—	—	1,084	—	—	—	1,084
Conversion of Loan Notes	—	—	—	—	—	33,104	33,104
Reclassification of the embedded derivative	—	—	33,481	—	—	—	33,481

At December 31, 2020	—	19,843	34,565	44	40,818	33,104	128,374

Share based payments expense during the year	—	3,302	—	—	—	—	3,302
Share options exercised	—	(119)	—	—	—	—	(119)
Conversion of Loan Notes	—	—	(1,722)	—	—	—	(1,722)

At December 31, 2021	—	23,026	32,843	44	40,818	33,104	129,835

Shares to be issued
At January 1, 2019, a maximum of 864,988 shares were remaining to be issued to Novartis pro-rata
to their percentage shareholding as and when the Company issued further ordinary shares. The fair value of these shares was £1.84 per share.

F-3
1

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On June 21, 2019, the remaining 864,988 shares were issued to Novartis as fully paid up bonus shares for £nil consideration. There were no movements in this reserve in 2020 and 2021 and the balance as at December 31, 2019, 2020 and 2021 was £nil.
Share-based payments
The Company has various share option schemes under which options to subscribe for the Company’s shares have been granted to certain executives, non-executive
directors (“NEDs”) and employees.
The share-based payment reserve is used to recognize (i) the value of equity settled share-based payments provided to employees, including key management personnel, as part of their remuneration and (ii) deferred equity consideration. Refer to Note 26 for further details.
Equity component of convertible loan instrument
The convertible loan notes issued to Novartis are a compound instrument consisting of a liability and an equity component. The value of the equity component (cost of the conversion option) as at December 31, 2021 is £1.08 million (December 31, 2020: £1.08 million).
On June 30, 2020, the Loan Notes in an aggregate principal amount of £21.8 million (together with accrued interest) were automatically converted into 125,061,475 ordinary shares. This resulted in £33.5 million recognized in other reserves in equity as a difference between the share capital and share premium recognized on conversion and the carrying value of the embedded derivative financial liability extinguished. See Note 19.
Other warrants issued
The funding arrangements with The
Alpha-1
Project are a compound instrument consisting of a liability and an equity component. The value of the equity component (consideration received for the warrants) as at December 31, 2021, 2020 and 2019 is less than £ 0.1 million.
Merger reserve
The consideration paid to acquire Mereo BioPharma 5, Inc. was 24,783,320 ordinary shares with an acquisition date fair value of £40.9 million, based on the Company’s quoted share price. The nominal value of the issued capital was £0.1 million with the excess, £40.8 million, classified within other capital reserves as a ‘Merger reserve’.
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
Accumulated loss

	Year ended December 31,
	2021 £’000s	2020 £’000s	2019 £’000s
Other reserves	7,401	5,001	7,000
Accumulated losses	(296,968)	(309,693)	(146,065)
Other reserves represent a capital reduction undertaken in 2016 which created a reserve of £7.0 million. On June 3, 2020, the Company issued and allotted 89,144,630 ordinary shares to investors. The difference between the gross proceeds, £15.5 million, and the fair value of the consideration of the ordinary shares, £13.4 million, of £2.1 million, was recognized as a reduction to other reserves. During the year ended December 31, 2021, 15,414,626 private placement warrants were exercised, resulting in a £2.4 million reduction in the warrant liability which was recognized as an addition to “Other reserves.”

F-3
2

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. Changes in liabilities arising from financing activities

	Contingent consideration	Lease liability	Bank loan	Novartis Loan Note	Warrant liability	Deferred cash consideration	Loan Notes – private placement	Other	Total
	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s
Carrying value at January 1, 2020	354	11,904	20,512	—	131	1,654	—	44	34,599
Settled during the year	(354)	—	(23,412)	—	(127)	—	—	—	(23,893)
Financing cash flows	—	(2,086)	—	2,758	—	—	36,330	18	37,020
Issuance of warrants	—	—	—	—	4,080	—	—	—	4,080
Interest expense	—	1,085	2,900	438	—	—	1,803	—	6,226
Lease modification	—	(9,547)	—	—	—	—	—	—	(9,547)
Changes in fair values	—	—	—	—	46,691	(129)	63,158	—	109,720
Changes in foreign exchange	—	438	—	—	—	—	—	—	438
Reclassified to equity	—	—	—	—	—	—	(88,345)	—	(88,345)

Carrying value at December 31, 2020	—	1,794	—	3,196	50,775	1,525	12,946	62	70,298

Financing cash flows	—	(692)	—	—	—	—	—	—	(692)
Non-cash changes
Settled during the year	—	—	—	—	(2,400)	—	(5,307)	—	(7,707)
Interest expense	—	230	—	575	—	206	2,974	18	4,003
Lease addition	—	910	—	—	—	—	—	—	910
Lease modification	—	163	—	—	—	—	—	—	163
Changes in fair values	—	—	—	—	(40,039)	2,373	—	—	(37,666)
Changes in foreign exchange	—	(29)	—	—	—	19	—	—	(10)

Carrying value at December 31, 2021	—	2,376	—	3,771	8,336	4,123	10,613	80	29,299

24. Financial and capital risk management and fair value measurement
Capital risk management
The Company’s objectives when managing capital are to safeguard the ability to continue as a going concern and ensure that sufficient capital is in place to fund the Company’s R&D activities and operations. The Company’s principal methods of adjusting the capital available are through issuing new shares, licensing and/or collaboration agreements or arranging suitable debt financing. The Company’s share capital and share premium are disclosed in Note 22. The Company’s convertible loans are disclosed in Note 21. The Company monitors the availability of capital with regards to its committed and forecasted future expenditure on an ongoing basis.
The Company has an Employee Benefit Trust which holds ADSs to satisfy exercises of options under the Company’s share option schemes (see Note 26).
Financial risk management objectives and policies
The Company seeks to maintain a balance between equity capital and convertible debt to provide sufficient cash resources to execute the business plan. In addition, the Company maintains a balance between cash held on deposit and short-term investments in pound sterling and other currencies to reduce its exposure to foreign exchange fluctuations in respect of its planned expenditure.
Company’s principal financial instruments comprise warrants, convertible loan notes and trade payables which arise directly from its operations. The Company has various financial assets, including receivables and cash and short-term deposits.
Interest rate risk
The Company’s policy in relation to interest rate risk is to monitor short and medium-term interest rates and to place cash on deposit for periods that optimize the amount of interest earned while maintaining access to sufficient funds to meet the cost of is operating activities and future research and development activities.
The Company’s interest payable on convertible loan notes is fixed. Consequently, there is no material exposure to interest rate risk in respect of interest payable.

F-3
3

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Credit risk
The Company is dependent on a number of third parties for the delivery of its programs and, where required, pays upfront deposits and fees in advance of the delivery of services. The Company considers all of its material counterparties to be creditworthy and the credit risk for each of its major counterparties to be low, but continues to assess credit risk as part of its management of these third-party
relationships. The Company’s maximum exposure to credit risk for the components of the balance sheet at December 31, 2021 are the carrying amounts.
Liquidity risk
The Company’s policy is to maintain adequate cash reserves at highly rated banks and financial institutions and also seeks to invest in short-term deposits to achieve a competitive rate of return. The Company’s liquid resources are invested with regard to the timing of payments to be made in the ordinary course of business, while monitoring its funding requirements through preparation of short-term, mid-term
and long-term forecasts.
The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments at December 31, 2021:

	Up to 1 year	1-3 years	3-5 years	Over 5 years	Total
	£’000s	£’000s	£’000s	£’000s	£’000s
Leases	781	1,222	835	—	2,838
Trade and other payables	2,499	—	—	—	2,499
Accruals	3,826	—	—	—	3,826
The Company does not face a significant liquidity risk with regards to its lease liabilities.
The Company may incur potential payments upon achievement of clinical, regulatory and commercial milestones, as applicable, or royalty payments that may be required to be made under license agreements the Company entered into with various entities pursuant to which the Company has in-licensed
certain intellectual property, including license agreements with Novartis and AstraZeneca. Due to the uncertainty of the achievement and timing of the events requiring payment under these agreements, the amounts to be paid are not fixed or determinable at this time and no such amounts are included herein.
Foreign currency and market risk
Foreign currency risk arises from R&D activities, commercial transactions and recognized assets and liabilities in foreign currencies, with the principal currency exposure being fluctuations in pound sterling, U.S. dollars and Euros.
The functional currency of the Company and all subsidiaries is pound sterling, except for Mereo BioPharma 5, Inc. whose functional currency is U.S. dollars. The Company incurs expenditures in foreign currencies and is exposed to the risks of foreign exchange rate movements, with the impact recognized in the consolidated statement of comprehensive income/(loss).
Funding secured in 2021 and 2020 was principally in U.S dollars and, although the Company currently has no revenue from product sales, proceeds received from upfront milestones under its licensing and collaboration agreements are denominated in U.S. dollars, while the majority of operating costs are denominated in pound sterling, U.S. dollars and Euros.

F-3
4

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company seeks to minimize this exposure by passively maintaining foreign currency cash balances at levels appropriate to meet foreseeable foreign currency expenditures. The Company does not hedge potential future cash flows or income.
The table below shows analysis of the pound sterling equivalent of period-end
cash and short-term deposits balances by currency:

	December 31,
	2021	2020
	£’000s	£’000s
Pound sterling	92,104	17,809
U.S. dollars	2,018	5,586
Swiss francs	9	9
Euro	165	65

Total	94,296	23,469

The table below shows those transactional exposures that give rise to net currency gains and losses recognized in the consolidated statement of comprehensive income/(loss). Such exposures comprise the net monetary assets and monetary liabilities of the Company that are not denominated in the functional currency of the relevant subsidiary. As at December 31, these exposures were as follows:

	December 31,
	2021		2020
Net foreign currency assets/(liabilities):	£	’000s	£	’000s
U.S. dollars		920		4,088
Swiss francs		9		9
Euro		(142)		(513)

Total		787		3,584

The most significant currencies in which the Company transacts, other than pound sterling, are the U.S. dollar and the Euro. The Company also transacts in other currencies as necessary.
The following table illustrates the sensitivity to a 10% weakening or strengthening in the period-end
rate in the U.S. dollar and the Euro against pound sterling:

December 31, 2021	U.S. dollar	Euro
	£’000s	£’000s
Profit before tax	(84)	13
Equity	(84)	13

December 31, 2020	U.S. dollar	Euro
	£’000s	£’000s
Profit before tax	(372)	47
Equity	(372)	47
Financial instruments by category

	Fair value through profit or loss December 31,				Amortized cost December 31,
	2021		2020		2021		2020
Financial assets	£	’000s	£	’000s	£	’000s	£	’000s
Cash and short-term deposits		—		—		94,296		23,469
Other receivables		—		—		1,032		646

Total financial assets		—		—		95,328		24,919

Financial liabilities
Provisions		4,123		1,634		—		—
Convertible loan notes		—		—		14,384		16,142
Warrant liability		8,336		50,775		—		—
Trade and other payables		—		—		2,309		3,187
Accruals		—		—		3,826		4,178
Lease liability		—		—		2,376		1,794

Total financial liabilities		12,459		52,409		22,895		25,301

F-3
5

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The carrying values of financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements are approximately equal to their fair values.
Fair value hierarchy

			Fair value measurement using
Liabilities measured at fair value	Date of valuation	Total	Quoted prices in active markets (level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		£’000s	£’000s	£’000s	£’000s
Provision for deferred consideration (Note 18)	December 31, 2021	4,123	—	—	4,123
Warrant liability (Note 20)	December 31, 2021	8,336	—	341	7,995

			Fair value measurement using
Liabilities measured at fair value	Date of valuation	Total	Quoted prices in active markets (level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		£’000s	£’000s	£’000s	£’000s
Provision for deferred consideration (Note 18)	December 31, 2020	1,525	—	—	1,525
Warrant liability (Note 20)	December 31, 2020	50,775	—	845	49,930
There were no transfers between Level 1 and Level 2 during the years ended December 31, 2021 and 2020.
The following table presents the changes in Level 3 items for the periods ended December 31, 2021 and December 31, 2020:

	Provision for deferred cash consideration	Provision for contingent consideration	Warrant liability
	£’000s	£’000s	£’000s
January 1, 2020	1,654	354	—
Issued during the year	—	—	4,080
Settled during the year	—	(354)	(127)
Unwinding of the time value of money (recognized as a finance cost)	157	—	—
Change in estimate relating to probabilities (revision to intangible asset, see Note 13)	(286)	—	—
Change in fair value	—	—	45,977

December 31, 2020	1,525	—	49,930

Settled during the year	—	—	(2,400)
Unwinding of the time value of money (recognized as a finance cost)	225	—	—
Change in estimate relating to probabilities (revision to intangible asset, see Note 13)	2,373	—	—
Change in fair value	—	—	(39,535)

December 31, 2021	4,123	—	7,995

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

F-3
6

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

milestones. The valuation requires management to use unobservable inputs in the model, of which the significant unobservable inputs are disclosed in the tables below. Management regularly assesses a range of reasonably possible alternatives for those significant unobservable inputs and determines their impact on the total fair value.

•
At December 31, 2021, the Company estimates the fair value of the contingent consideration liability to be £nil. An amount of £0.4 million was paid in 2020 relating to the Navi milestone received. The estimated contingent consideration payable is based on a risk adjusted, probability-based scenario. Under this approach the likelihood of future payments being made to the former shareholders of Mereo BioPharma 5, Inc. under the CVR arrangement is considered. The estimate could materially change over time as the development plan and subsequent commercialization of the Navi product progresses.

•
The warrant liability is estimated using a Black-Scholes model, taking into account appropriate amendments to inputs in respect of volatility, remaining expected life of the warrants and rates of interest at each reporting date.

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at December 31, 2021 and 2020 are as follows:

	Valuation technique	Significant unobservable inputs	Input range (weighted average)	Sensitivity of the input to fair value

Provision for deferred cash consideration	Discounted cash flow	WACC	2021: 12%	1% increase/decrease would result in a decrease/increase in fair value by £31,000

		WACC	2020: 12%	1% increase/decrease would result in a decrease/increase in fair value by £25,000

		Probability of success	2021:40.6% - 81.2%	10% increase/decrease would result in an increase/decrease in fair value by £0.5 million

		Probability of success	2020: 13.8%–95%	10% increase/decrease would result in an increase/decrease in fair value by £0.4 million

Contingent consideration liability	Discounted cash flow	Ongoing uncertainty in the clinical development of the Navi product		Total potential payments future payments relating to the contingent consideration liability on a gross, undiscounted basis are approximately $80 million.

Regulatory approval and commercialization risks
Sensitivity of the input to fair value is primarily driven by uncertainty in the clinical development of the Navi product. Future potential payments under the CVR arrangement are contingent on i) future development milestones and ii) future sales of the Navi product, following regulatory approval and commercialization. In January 2020, the Company entered into the license agreement as detailed in Note 13. Although pursuant to the license agreement the Company is
entitled to additional payments of up to $302 million, there continues to be significant uncertainty in respect of any milestone and royalty payments under the license agreement.

F-3
7

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Warrant liability related to the private placement	Black- Scholes model	Expected volatility	2021:75.1%	Volatility was estimated by reference to the 1.4 years historical volatility of the historical share price of the Company, matching the maturity of the instrument. If the volatility is decreased to 67.4% based on
1-year
historical volatility, the carrying value of the warrants as of December 31, 2021 would decrease to £6.7 million.

Expected volatility	2020: 85.1%
Volatility was estimated by reference to
the six-month historical
volatility of the historical share price of the Company.
If the volatility is increased to 93.8% based on three-month historical volatility, the carrying value of the warrants as of December 31, 2020 would have increased to £52.9 million.

25. Commitments and contingencies
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
In October 2017, the Company’s wholly owned subsidiary Mereo BioPharma 4 Limited entered into an exclusive license and option agreement (“the License Agreement”), to obtain from AstraZeneca an exclusive worldwide, sub-licensable
license under AstraZeneca’s intellectual property rights relating to alvelestat, with an option to acquire such intellectual property rights following commencement of a pivotal trial and payment of related milestone payments (“the Option”), together with the acquisition of certain related assets. Upon entering into the License Agreement, the Company made a payment of $3.0 million and issued 490,798 ordinary shares to AstraZeneca, for an aggregate upfront payment equal to $5.0 million. In connection with certain development and regulatory milestones, the Company has agreed to make payments of up to $115.5 million in the aggregate and issue additional ordinary shares to AstraZeneca for licensed products containing alvelestat. In addition, the Company has agreed to make payments to AstraZeneca based on specified commercial milestones of the product. The Company has also agreed to pay a specified percentage of sub-licensing
revenue to AstraZeneca and to make royalty payments to AstraZeneca equal to ascending specified percentages of tiered annual worldwide net sales by the Company of licensed products (subject to certain reductions), ranging from the high single digits to low double digits. Royalties will be payable on a licensed-product-by-licensed-product
and
country-by-country
basis until the later of ten years after the first commercial sale of such licensed product in such country and expiration of the last patent covering such licensed product in such country that would be sufficient to prevent generic entry. The Company has agreed to use commercially reasonable efforts to develop and commercialize at least one licensed product.
The License Agreement will expire on the expiry of the
last-to-expire
royalty term with respect to all licensed products. Upon the expiration of the royalty term for a licensed product in a particular country, the licenses to the Company for such product in such country will become fully paid and irrevocable. Prior to exercise of the Option, if at all, the Company may terminate the License Agreement upon prior written notice. Either party may terminate the agreement upon prior written notice for the other party’s material breach that remains uncured for a specified period of time or insolvency.

F-3
8

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company enters into contracts in the normal course of business with contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”) and other third parties to assist in the performance of research and development activities and other services and products for operating purposes. The contracts with CROs generally provide for termination on notice, and therefore, are cancellable contracts and not included herein. The Company has manufacturing commitments with CMOs of £1.4 million as of December 31, 2021.
26. Share-based payments
The charge for share-based payments arises across the following schemes:

	Year ended December 31,
	2021	2020	2019
	£’000s	£’000s	£’000s
2019 Equity Incentive Plan	2,860	922	635
2019 NED Equity Incentive Plan	499	167	160
2015 Plan	—	3	63
Mereo BioPharma Group plc Share Option Plan	68	376	685
Long Term Incentive Plan	(125)	90	93

Total	3,302	1,558	1,636

2019 Equity Incentive Plan (“EIP”) and 2019
Non-Executive
Director Equity Incentive Plan (“NED EIP”)
The 2019 EIP and 2019 NED EIP were adopted on April 4, 2019, and subsequently amended on February 3, 2020 and January 15, 2021. The 2019 EIP provides for the grant of market value options over ADSs (each ADS is represented by 5 ordinary shares) to executive directors and employees. The 2019 NED EIP provides for the grant of market value options over ADSs to non-executive
directors.
During the years ended December 31, 2021, 2020 and 2019, market value options were granted to executive directors and employees under the 2019 EIP. Subject to the executive director or employees continued employment, one-fourth
of each such market value option grant shall vest on the first anniversary of the grant date and the remainder shall vest in equal monthly installments over the three-year period following the first anniversary. No performance conditions apply to such market value options.
During the years ended December 31, 2021, 2020 and 2019, market value options were granted to non-executive
directors (“NEDs”) under the 2019 NED EIP. Subject to the NEDs holding their current office (or being otherwise employed) through each applicable vesting date, such awards shall vest in equal monthly installments over a one-year
period following the grant date. No performance conditions apply to such market value options.
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
The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, options for the 2019 EIP and 2019 NED EIP during the year-ended December 31, 2021:

	2019 EIP		2019 NED EIP
	Options over ADS Number	WAEP $	Options over ADS Number	WAEP $
Outstanding at January 1, 2021	1,567,873	2.94	149,416	3.06
Granted during the year	2,696,960	2.83	296,000	2.81
Cancelled during the year	(253,277)	2.66	(23,625)	2.72
Forfeited during the year	(28,521)	5.37	—	—
Exercised during the year	(39,333)	2.11	—	—

Outstanding at December 31, 2021	3,943,702	2.88	421,791	2.90

Exercisable at December 31, 2021	727,698	3.16	386,623	2.91

9

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, options for the 2019 EIP and 2019 NED EIP during the year-ended December 31, 2020:

	2019 EIP		2019 NED EIP
	Options over ADS Number	WAEP $	Options over ADS Number	WAEP $
Outstanding at January 1, 2020	798,050	4.29	77,000	4.20
Granted during the year	1,167,836	2.00	77,000	1.84
Cancelled during the year	(406)	5.40	—	—
Forfeited during the year	(397,607)	2.87	(4,584)	1.84
Exercised during the year	—	—	—	—

Outstanding at December 31, 2020	1,567,873	2.94	149,416	3.06

Exercisable at December 31, 2020	259,829	4.42	138,412	3.15

The weighted average remaining contractual life for the share options outstanding as at December 31, 2021 for the 2019 EIP was 8.7 years (2020: 8.9 years) and for the 2019 NED EIP was 8.6 years (2020: 8.9 years).
The weighted average fair value of options granted during the year was $2.50 per ADS (2020: $2.23 per ADS).
Options outstanding at the end of the year had an exercise price of between $1.76 and $5.40.
The 2015 Plan
Under the Mereo BioPharma Group Limited Share Option Plan (the “2015 Plan”), the Company, at its discretion, granted share options to employees, including executive management and NEDs. Share options vest over four years for executive management and employees and over three years for NEDs. No share options were granted during the year under the 2015 Plan and no further share option grants are envisaged.

	2021		2020
	Number	WAEP £	Number	WAEP £
Outstanding at January 1, 2021	8,923,600	1.32	8,923,600	1.32
Forfeited during the year	(625,906)	1.29	—	—

Outstanding at December 31, 2021	8,297,694	1.31	8,923,600	1.32

Exercisable at December 31, 2021	8,297,694	1.31	8,923,600	1.32

The weighted average remaining contractual life for the share options outstanding as at December 31, 2021 was 3.6 years (2020: 4.6 years). Options outstanding at the end of the year had an exercise price of between £1.28 and £2.19.
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
The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, options for the Option Plan during the year:

	2021		2020
	Number	WAEP £	Number	WAEP £
Outstanding at January 1, 2021	1,411,395	3.14	1,524,065	3.07
Forfeited during the year	(87,430)	3.11	(112,670)	3.03

Outstanding at December 31, 2021	1,323,965	3.04	1,411,395	3.14

Exercisable at December 31, 2021	1,323,965	3.04	1,210,410	3.01

F-
40

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The weighted average remaining contractual life for the share options outstanding as at December 31, 2021 was 5.6 years (2020: 6.6 years). Options outstanding at the end of the year had an exercise price of between £2.73 and £3.22.
Long Term Incentive Plan
Under the Company’s Long Term Incentive Plan (LTIP), initiated in 2016, the Company, at its discretion, may grant nil-cost
options to acquire shares to employees. Under the LTIP rules, vesting of 75% of the options issued to employees is subject to a share price performance condition (the “Share Price Element”) and vesting of 25% of the options is subject to achievement of strategic operational targets (the “Strategic Element”). Share options vest over a maximum of five years, dependent upon achievement of these targets.
The fair value of the LTIP Share Price Element is estimated at the date of grant using a Monte Carlo pricing model, taking into account the terms and conditions upon which the share options were granted. The fair value of the LTIP Strategic Element is estimated at the date of grant using a Black- Scholes pricing model, taking into account the terms and conditions upon which the share options were granted, and the expense recorded is based upon the expected level of achievement of non-market
based performance measures (strategic targets).
The fair value calculations do not include any allowance for dividends as the Company has no available profits for distribution. The contractual term of the LTIP options is five years.

	2021 Number	2020 Number
Outstanding at January 1	482,748	910,072
Lapsed during the year	(482,748)	(427,324)
Outstanding at December 31	—	482,748

Exercisable at December 31	—	—

All LTIP options lapsed during the year ended December 31, 2021. The weighted average remaining contractual life for the LTIP options outstanding as at December 31, 2020 was 0.5 years.
No LTIP options were granted during the years ended December 31, 2020 and 2021 and no further grants are envisaged.
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
62,183 options lapsed during the year ended December 31, 2021. The outstanding number of options as at December 31, 2021 is 100,817 all of which were exercisable. The outstanding number of options as at December 31, 2020 was 163,000, of which 62,170 were exercisable.
The weighted average remaining contractual life for the DBSP options outstanding as at December 31, 2021 was 0.1 years (2020: 0.6 years).
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

F-4
1

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Under the agreement with AstraZeneca, the Company may issue up to 1,349,693 ordinary shares which are dependent on achieving certain milestones.
Weighted average inputs
The following table includes the weighted average inputs to the models used for the fair value of share options granted during the year ended December 31, 2021:

	2019 EIP	2019 NED EIP
Expected volatility (%)	97	98
Risk-free interest rate (%)	1.15	1.09
Expected life of share options (years)	10	10
Market price of ADS’s ($)	2.83	2.81
Model used	Black-Scholes	Black-Scholes
During the year ended December 31, 2021, no grants were issued under any other scheme.
The following table includes the weighted average inputs to the models used for the fair value of share options granted during the year ended December 31, 2020:

	2019 EIP	2019 NED EIP
Expected volatility (%)	67	68
Risk-free interest rate (%)	0.59	0.64
Expected life of share options (years)	10	10
Market price of ADS’s ($)	1.99	1.84
Model used	Black-Scholes	Black-Scholes
During the year ended December 31, 2020, no grants were issued under any other scheme.
27. Related party disclosures
Compensation of key management personnel of the Company
The remuneration of key management personnel of the Company is set out below in aggregate:

	Year ended December 31,
	2021	2020	2019
	£’000s	£’000s	£’000s
Short-term benefits	4,018	4,479	3,488
Post-employment benefits	173	144	64
Share-based payment charge	2,559	875	1,152

Total	6,750	5,498	4,704

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period related to key management personnel. In 2021, key management personnel of the Company consisted of the executive director (the Chief Executive Officer), non-executive
directors, and other members of senior executive management (the Chief Financial Officer, the General Counsel, the Chief Portfolio Management and Pipeline Strategy, Chief Business Officer, Chief Scientific Officer and the Chief Patient Access and Commercial Planning).
Employee Benefit Trust
In 2016 the Company set up an Employee Benefit Trust (“EBT”). The EBT holds ADS’s to satisfy the exercise of options under the Company’s share-based incentive schemes (Note 26).
No funding was loaned to the EBT by the Company during the year ended December 31, 2021 (2020: nil). During the year ended December 31, 2021, no ordinary shares were purchased by the
EBT (2020: 7).
A total of 31,205 ADSs (2020: nil) held by the EBT were used in the year-ended December 31, 2021 to satisfy the exercise of options under the Company’s share-based incentive schemes. As of December 31, 2021, the EBT holds 216,251 ADSs (2020: 247,456) along with £17,866 in cash (2020: £21,762).

2

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28. Events after the reporting period
In February 2022, the Company received a milestone payment of $2.0 million under the Navi License Agreement with OncXerna which resulted in a payment to CVR holders of a total of approximately $0.9 million, after deductions of costs, charges and expenditures.

F-4
3