Form 20-F
period 2022-12-31
Mereo Biopharma Group plc
filed 2023-03-28
CIK 1719714

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
The number of outstanding shares as of December 31, 202
2
 was:

Title of each class	Number of Shares Outstanding at December 31, 202 2
Ordinary shares, nominal value of £0.003 per share	624,928,519
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•

“AATD” are to alpha-1-antitrypsin deficiency, a lack of alpha 1 anti-trypsin protein, a protein made by the liver that’s released into the bloodstream to protect the body from neutrophil serine proteases damaging the lungs;

•	“Acumapimod” are to an oral p38 MAP kinase inhibitor for potential treatment of AECOPD;

•	“Alvelestat” are to an oral neutrophil elastase inhibitor for potential treatment of AATD;

•	“ADSs” are to our American Depositary Shares, each of which represents five ordinary shares of Mereo BioPharma Group plc;

•	“ADRs” are to the American Depositary Receipts that evidence our ADSs;

•	“AECOPD” are to acute exacerbation of chronic obstructive pulmonary disease;

•	“BLA” are to Biologics License Application;

•	“CMA” are to Conditional Marketing Authorization;

•	“CMO” are to contract manufacturing organization;

•	“COPD” are to chronic obstructive pulmonary disease, the name for a group of lung conditions that cause breathing difficulties;

•	“CRO” are to contract research organization;

•	“DTC” are to Depository Trust Company;

•	“EMA” are to European Medicines Agency;

•	“Etigilimab” are to an anti-TIGIT therapeutic candidate designed to activate the immune system through multiple mechanisms and enable anti-tumor activity;

•	“FDA” are to the United States Food and Drug Administration;

•	“HH” are to hypogonadotropic hypogonadism, a condition in which the male testes or the female ovaries produce little or no sex hormones;

•	“Leflutrozole” are to an oral aromatase inhibitor for potential treatment of male infertility associated with HH;

•	“MAA” are to Marketing Authorization Application;

•	“Mereo,” the “Company,” the “Group,” “we,” “our,” “ours,” “us” or similar terms are to Mereo BioPharma Group plc, together with its subsidiaries;

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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (our “audited consolidated financial statements”), prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Our financial information is presented in pound sterling. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S.”).

This annual report contains translations of certain pound sterling amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the pound sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pound sterling at an exchange rate of £0.8262 to US$1.00, the exchange rate for pound sterling on December 31, 2022.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “could,” “expect,” “foresee,” “should,” “plan,” “intend,” “estimate,” “would,” “may,” “outlook,” and potential,” among others. The absence of these words, however, does not mean that the statements are not forward-looking. The statements we make regarding the following matters are forward-looking by their nature:

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

•

our ability to partner or sell our non-core product candidates, acumapimod for the treatment of AECOPD and leflutrozole for the treatment of male infertility associated with HH on attractive terms or at all;

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

•

the COVID-19 pandemic, or any other similar pandemic, and the associated disruptions during and after such pandemics that could materially impact our business, including, delays to enrollment of patients in clinical trials for our product candidates, delays to clinical trial supplies, planned clinical developments and our ongoing or future clinical studies;

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

•

We depend heavily on the success of setrusumab, alvelestat and etigilimab. We cannot give any assurance that any of these product candidates or therapeutic candidates will receive regulatory approval, which is necessary before they can be commercialized. If we are unable to commercialize setrusumab, alvelestat and etigilimab, whether on our own or through agreements with third parties, or experience significant delays in doing so, our ability to generate revenue and our financial condition will be adversely affected.

•

The COVID-19 pandemic impacted and may continue to impact our business or any other similar pandemic may materially impact our business, including, delays to enrollment of patients in clinical trials for our product candidates, delays in engagement with or responses from regulatory authorities, delays to clinical trial supplies, planned clinical developments and our ongoing or future clinical studies.

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

•

We rely, and expect to continue to rely, on our partners to develop and commercialize our licensed or partnered product candidates. If our partners do not secure adequate funding or satisfy their obligations under our agreements with them, or if they terminate our licenses, partnerships or collaborations with them, we may not be able to develop or commercialize our licensed or partnered product candidates as planned.

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

•	Our business and operations may suffer, and proprietary information may be lost, in the event of information technology system failures, cyberattacks or deficiencies in our cybersecurity.

•	Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

•

We may not satisfy Nasdaq’s requirements for continued listing. If we cannot satisfy these requirements, Nasdaq could delist our ADSs which could have an adverse impact on the liquidity and market price of our ADSs.

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

We are a multi-asset, clinical-stage biopharmaceutical company with a limited operating history, and have incurred significant operating losses since our formation. For the year-ended December 31, 2022 we had a net loss of £34.2 million, and we had a net profit of £12.7 million and a net loss of £163.6 million, for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2022, we had an accumulated net loss of £331.2 million (£297.0 million as of December 31, 2021). Our losses have resulted principally from expenses incurred from the research and development of our product candidates and from general and administrative costs that we have incurred while building and operating our business infrastructure. We expect to continue to incur significant operating losses for the foreseeable future as we invest in our research and development efforts, and seek to obtain regulatory approval and potentially commercialize our product candidates. We anticipate that our expenses will increase substantially as we:

•

seek to secure a partnership and prepare for a potential Phase 3 clinical trial of alvelestat for the treatment of severe AATD, support the ongoing investigator-led Phase 2 study in AATD and support the expansion of the investigator-sponsored study in Bronchiolitis Obliterans Syndrome (“BOS”) into Phase 2;

•	undertake the activities required as part of our collaboration with Ultragenyx and potential commercialization of setrusumab, if approved in the European Union (“EU”) and the United Kingdom (“U.K.”);

•	undertake development of our product candidates in any additional potential indications;

•	seek regulatory approvals for our product candidates;

•	potentially establish a commercial infrastructure to commercialize or co-commercialize selected product candidates, if approved;

•	work with CMOs to develop manufacturing processes and scale-up for Phase 3 studies and potential commercialization;

•	maintain, expand, and protect our intellectual property portfolio;

•	secure, maintain, or obtain freedom to operate for our technologies and product candidates;

•

add clinical, scientific, operational, financial, legal and management personnel, including personnel to support the development of our product candidates and potential future commercialization or co-commercialization efforts and support our operations as a U.S. public company listed on Nasdaq;

•

expand our operations and potentially hire additional employees in the United Kingdom, United States and in Europe, territories where we anticipate direct commercialization or commercialization with a partner; and

•	seek to acquire additional novel product candidates to treat rare diseases in the future.

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

To become and remain profitable, we must succeed in developing and commercializing product candidates that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing clinical trials of our current or any future product candidates, obtaining regulatory approval for our product candidates that successfully complete clinical trials, establishing manufacturing supplies and marketing capabilities, and ultimately commercializing, if approved, or entering into strategic relationships for our current and future product candidates. We are only in the preliminary stages of many of these activities. We may never succeed in these activities and, even if we do, we may never generate revenue that is significant enough to achieve profitability.

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

While we raised $183 million (£137.9 million) in private placements of ordinary shares and convertible loan notes in 2020 and in a public offering of ADSs in February 2021, we expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue to advance our rare disease portfolio. In addition, if we obtain marketing approval for product candidates where we retain commercial rights, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, we expect to continue to incur additional costs associated with operating as a publicly traded company in the United States and maintaining a listing on Nasdaq. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We believe that our existing cash and cash equivalents will be sufficient to enable us to fund our operating expenses and capital expenditure requirements into 2026 at which point we will require additional capital. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations and financial condition.

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

Our future capital requirements will depend on many factors, including:

•

The costs, timing and results of our Phase 1b/2 study for etigilimab, and ongoing investigator-sponsored clinical trials for alvelestat in AATD and in patients with BOS; and the costs for our activities related to our ongoing collaboration with Ultragenyx for setrusumab for the treatment of adults and children with OI and the costs for our preparation for eventual commercialization of setrusumab in Europe and the U.K.;

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

Since our formation, we have devoted substantially all of our resources to acquiring our product candidates and developing setrusumab, alvelestat, etigilimab, acumapimod and leflutrozole; building our intellectual property portfolio; developing our supply chain; planning our business; raising capital; and providing general and administrative support for these operations. Additionally, prior to our acquisition of etigilimab and navicixizumab in the Merger, Mereo BioPharma 5 (formerly OncoMed) had invested significant resources to developing both product candidates. We have not yet demonstrated our ability to successfully complete any Phase 3 or other pivotal clinical trials, obtain regulatory approval, arrange for third parties to manufacture commercial-scale product candidates, or conduct or partner with others to conduct sales and marketing activities necessary for successful product commercialization. Additionally, although we have acquired product candidates from two large pharmaceutical companies, we have not demonstrated the sustainability of our business model of acquiring and developing product candidates from, and becoming a partner of choice for, pharmaceutical and biotechnology companies, nor have we demonstrated our ability to obtain approvals for or to commercialize or co-commercialize these product candidates. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

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

We depend heavily on the success of setrusumab, alvelestat and etigilimab. We cannot give any assurance that any of these product candidates or therapeutic candidates will receive regulatory approval, which is necessary before they can be commercialized. If we are unable to commercialize setrusumab, alvelestat and etigilimab, whether on our own or through agreements with third parties, or experience significant delays in doing so, our ability to generate revenue and our financial condition will be adversely affected.

We do not currently generate any revenue from sales of any product candidates, and we may never be able to develop or commercialize a marketable product. We have invested substantially all of our efforts and financial resources in the acquisition and development of setrusumab, alvelestat and etigilimab, among other product candidates in our portfolio. Our ability to generate royalty and product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on the successful development and eventual commercialization of our current product candidates, if approved, which may never occur. Our current product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions, procurement of manufacturing supply, commercialization, substantial additional investment by us or our partners, and significant marketing efforts before we generate any revenue from product sales or royalties.

We are not permitted to market or promote any product candidates in the United States, United Kingdom, Europe, or other countries before we receive regulatory approval from the FDA, the EMA, or comparable U.K. or foreign regulatory authorities, and we may never receive such regulatory approval for our current product candidates. We have not submitted a BLA or a NDA to the FDA, an MAA or CMA to the EMA, or comparable applications to other regulatory authorities. The success of our current product candidates will depend on many factors, including the following:

•	successful initiation and completion of preclinical studies with favorable results, including toxicology and other studies designed to be compliant with good laboratory practices (“GLP”);

•

allowance to proceed with clinical trials under Investigational New Drug applications (“INDs”), by the FDA, or of similar regulatory submissions by comparable foreign regulatory authorities for the conduct of clinical trials of our product candidates;

•	successful initiation, enrollment and completion of clinical studies in accordance with Good Clinical Practice (“GCP”) requirements and other applicable rules and regulations;

•	the frequency and severity of adverse events observed in clinical trials;

•	maintaining and establishing relationships with contract research organizations (“CROs”) and clinical sites for the clinical development of our product candidates;

•	demonstrating the safety, purity, and potency, or efficacy of our product candidates to the satisfaction of the FDA and other applicable regulatory authorities;

•	receipt of regulatory approvals from applicable regulatory authorities, including approvals of NDAs or BLAs from the FDA, or MAAs from the EMA and maintaining any such approvals;

•	making arrangements with our third-party manufacturers for, or establishing, clinical or commercial manufacturing capabilities;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

•	obtaining, establishing and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

•	maintaining an acceptable safety profile for our product candidates following regulatory approval, if any;

•	maintaining and growing an organization of people who can develop and, if approved, commercialize, market and sell our product candidates, if approved; and

•

if approved, acceptance of our current product candidates by patients, the medical community, and third-party payors; our ability to compete with other therapies to treat OI, AATD, BOS or certain oncology indications; continued acceptable safety profiles following approval of our current product candidates; and our ability to qualify for, maintain, enforce, and defend our intellectual property rights and claims.

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

We plan to seek regulatory approval to commercialize, or co-commercialize, our current rare disease product candidates in the United States, U.K and the EU, and potentially in additional countries. While the scope of regulatory approval is similar in many countries, to obtain separate regulatory approval in multiple countries requires us to comply with the numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution, and we cannot predict success in these jurisdictions.

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

The COVID-19 pandemic impacted and may continue to materially impact our business including planned clinical developments.

Our business could be adversely affected by health epidemics in regions where we and/or our partners conducted clinical trials have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third-parties upon whom we rely. The COVID-19 pandemic and its related variants resulted in delays in our ability to enroll and treat patients and obtain data from clinical trials, particularly in patients with severe AATD.

The continued effects of the COVID-19 pandemic may also cause us to experience disruptions that would significantly impact our business including:

•	A delay or interruption in our ability to enroll and treat patients and to obtain data from ongoing clinical trials;

•	A delay in our timelines for the initiation of new clinical trials;

•	A delay in our ability to recruit patients to our clinical trials and to screen patients for eligibility for our clinical trials;

•

Interruption to key clinical trial activities including monitoring of clinical sites, patient visits, inability to follow patients after they have received treatment and patient assessments and patients dropping out from trials early reduce the numbers impacting efficacy analysis;

•	A delay in availability of additional drug product for setrusumab, alvelestat or etigilimab due to lack of manufacturing capacity and/or raw materials at our third-party CMOs;

•	A delay in our ability to close and negotiate third-party partnerships or collaborations or to progress third-party collaborations already in place;

•	Limitations on employee resources as a result of increased sickness, requirement for employees to care for family members or requirement for employees to self-isolate themselves;

•	Interruptions and delays in our development programs as a result of any government required “stay-at-home” guidelines;

•	Delay in responses from regulatory authorities in relation to approvals, amendments or other regulatory engagements required for our ongoing development activities;

•	Supply chain interruptions; or

•	Diversion of CMO activities and raw materials to COVID-19 products, including restrictions imposed by various governments, causing delays to clinical trial supplies.

The extent to which the ultimate impact of the COVID-19 pandemic, or any other health epidemic, may impact our future business is highly uncertain and difficult to predict. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, our research programs, healthcare systems or the global economy as a whole. However, these effects could have a material adverse effect on our business, financial condition and results of operations. To the extent the COVID-19 pandemic materially adversely affects our business and financial results, it may also have the effect of significantly heightening many of the other risks described in this Risk Factors section.

The U.K.’s withdrawal from the EU, commonly referred to as Brexit, could increase our cost of doing business or otherwise negatively impact our business, results of operations and financial condition.

Brexit could increase our cost of doing business or otherwise negatively impact our business, results of operations and financial condition. Brexit continues to create uncertainty concerning the future relationship between the U.K. and the EU, following the U.K.’s withdrawal from the EU in January 2020. Our principal office is located in the U.K. and together with our partners we conduct clinical trials in the EU. Since a significant portion of the regulatory framework in the U.K. is derived from EU laws, Brexit materially impacts the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the U.K. or the EU.

Since the end of the Brexit transition period on January 1, 2021, Great Britain (England, Scotland and Wales) has not been directly subject to EU laws, however under the terms of the Ireland/Northern Ireland Protocol, EU laws generally apply to Northern Ireland. It is currently unclear to what extent the U.K. Government will seek to align its regulations with the EU. The EU laws that have been transposed into U.K. law through secondary legislation remain applicable in Great Britain.

However, under the Retained EU Law (Revocation and Reform) Bill 2022, which is currently before the U.K. parliament, any retained EU law not expressly preserved and “assimilated” into domestic law or extended by ministerial regulations (to no later than June 23, 2026) will automatically expire and be revoked by December 31, 2023. In addition, new legislation such as the EU Clinical Trials Regulation (“CTR”) is not applicable in Great Britain. While the EU- U.K. Trade and Cooperation Agreement (“TCA”) includes the mutual recognition of Good Manufacturing Practice (“GMP”) inspections of manufacturing facilities for medicinal products and GMP documents issued, it does not contain wholesale mutual recognition of U.K. and EU pharmaceutical regulations and product standards. There may be divergent local requirements in Great Britain from the EU in the future, which may impact clinical and development activities that occur in the U.K. in the future. Similarly, clinical trial submissions in the U.K. will not be able to be bundled with those of EU countries within the EMA Clinical Trial Information System (“CTIS”), adding further complexity, cost and potential risk to future clinical and development activity in the U.K. Significant political and economic uncertainty remains about how much the relationship between the U.K. and EU will differ as a result of the U.K.’s withdrawal.

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

Since the regulatory framework in the U.K. covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization (“MA”), commercial sales and distribution of pharmaceutical products is derived from EU directives and regulations, Brexit could materially impact the future regulatory regime with respect to the potential commercialization of our products in the U.K. Under the Medicines and Medical Devices Act 2021, the Secretary of State or an ‘appropriate authority’ has delegated powers to amend or supplement existing regulations in the area of medicinal products and medical devices. This allows new rules to be introduced in the future by way of secondary legislation, which aims to allow flexibility in addressing regulatory gaps and future changes in the fields of human medicines, clinical trials and medical devices. Any delay in commercializing our products in the U.K. and/or the EU could restrict our ability to generate revenue. The uncertainty around the U.K.’s future relationship with the EU continues to cause economic uncertainty which could adversely affect our business, financial condition and results of operations and could adversely affect the market price of our ADSs.

Following the licensing agreement for navicixizumab and the completion of a strategic partnership for setrusumab, and if we out-license or sell our non-core product candidates or out-license any of our core rare disease product candidates for any territories, we could be exposed to future liabilities.

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

•	business interruptions resulting from the COVID-19 pandemic or any other health epidemics.

For example, the COVID-19 pandemic resulted in delays in our ability to enroll and treat patients, obtaining data from our clinical trials, our ability to recruit additional patients to our clinical trials and to screen new patients for eligibility for our clinical trials. Additionally, the after-effects of supply chains disruptions may impact our development activities. Moreover, in February 2022, tensions between the United States and Russia escalated when Russia invaded Ukraine. In response, The North Atlantic Treaty Organization, or NATO, has deployed additional military forces to Eastern Europe and the United States, United Kingdom and the EU, among others, have significantly expanded their Trade Controls against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect the cost of raw materials and other services, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialize our products (subject to regulatory approval) in this region.

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

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated operating losses since formation. As at December 31, 2022, 2021 and 2020, we had cumulative carry-forward tax losses of 125.8 million, 122.6 million and 136.9 million, respectively. The availability to carry forward and offset these tax loss carry-forwards against future operating profits is subject to certain restrictions.

As a company that carries out extensive research and development (“R&D”) activities, we benefit from the U.K. HM Revenue and Customs (“HMRC”) small and medium sized enterprises research and development relief, or SME R&D Relief, which provides relief against U.K. Corporation Tax and enables us to surrender some of our trading losses that arise from our research and development activities for a cash rebate. To date, a cash rebate of up to 33.35% of eligible R&D expenditure has been available, but the cash rebate will reduce to a maximum of 27% for R&D intensive companies where at least 40% of their total expenditure in on qualifying R&D, or to 18.6% of eligible R&D expenditure for other companies, with effect from April 1, 2023 pursuant to changes made by the Finance Act 2023. Certain subcontracted qualifying research expenditures are eligible for a cash rebate though the rate of the cash rebate will reduce with effect from April 1, 2023, from up to 21.67% of the subcontracted expenditures to 17.53% for R&D intensive companies or 12.09% for other companies. In addition, we may not be able to continue to claim payable R&D tax credits in the future because we may no longer qualify as a small or mediumsized company. In that case, we would expect to benefit from the taxable credit for qualifying R&D expenditure under the R&D Expenditure Credit (RDEC) scheme available to large companies which may be either offset against corporation tax liabilities or paid net of tax as a cash credit where there is no liability in the future.. Subcontracted expenditure is not however a qualifying cost under the RDEC scheme. In the event we generate revenues in the future, we may also benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented product candidates to be taxed at an effective rate of 10%. This relief applies to profits earned following election into the regime.. When taken in combination with the enhanced relief available on our R&D expenditures, we expect a long-term lower rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the U.K. R&D tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carry forwards and certain built-in losses to reduce future tax payments, our business, results of operations, and financial condition may be adversely affected. In particular, HM Treasury and HMRC launched a consultation in January 2023 entitled “R&D Tax Reliefs Review, Consultation on a single scheme” which seeks views on the possible merger of the SME R&D Relief scheme and the RDEC scheme applicable to large companies, the outcome of which may be further changes to the reliefs available to us. If it is decided to merge the schemes, any new regime is expected to apply with effect from April 1, 2024.

New rules were introduced, effective for accounting periods starting after April 1, 2021, whereby the amount of SME payable R&D tax credit that a business can receive in any one year will be capped at £20,000 plus three times the company’s total Pay As You Earn (PAYE) and National Insurance contributions (NIC) liability. Exemptions to the cap have been introduced which are available to companies that meet certain conditions. We do not believe these changes could have an impact on our tax credit for the year ending December 31, 2022, which would be payable in 2023. If tax authorities challenge our determinations and/or audit prior periods there could be adverse tax consequences to us that could adversely affect our results of operations and financial condition.

Risks Related to Development, Clinical Testing, Manufacturing and Regulatory Approval

Prior to our acquisition of setrusumab, alvelestat, etigilimab, acumapimod, leflutrozole and navicixizumab, we were not involved in the development of these product candidates and, as a result, we are dependent on Novartis, AstraZeneca and Mereo BioPharma 5 (formerly OncoMed) having accurately reported the results and correctly collected and interpreted the data from all clinical trials conducted prior to our acquisition.

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

Clinical and preclinical development involves a lengthy and expensive process with an uncertain outcome. Any difficulties or delays in the commencement or completion, or the termination or suspension, of our or our partners current or planned clinical trials could result in increased costs to us, delay or limit our ability to generate revenue or adversely affect our commercial prospects.

Before obtaining approval from regulatory authorities for the commercialization of any of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidate, or with respect to product candidates regulated as biologics, safety, purity and potency, in humans. Before we can initiate clinical trials for any product candidates, we must submit the results of preclinical studies to the FDA or comparable foreign regulatory authorities along with other information, including information about product candidate chemistry, manufacturing and controls and our proposed clinical trial protocol, as part of an IND or similar regulatory submission. The FDA or comparable foreign regulatory authorities may require us to conduct additional preclinical studies for any product candidate before it allows us to initiate clinical trials under any IND or similar regulatory submission, which may lead to delays and increase the costs of our preclinical development programs. Moreover, even if we commence clinical trials, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. Any such delays in the commencement or completion of our ongoing and planned clinical trials for our product candidates could significantly affect our product development timelines and product development costs and harm our financial position.

The results from preclinical studies or early clinical trials of a product candidate may not predict the results of later clinical trials of the product candidate, and interim results of a clinical trial are not necessarily indicative of final results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy characteristics despite having progressed through preclinical studies and initial clinical trials. It is not uncommon to observe results in clinical trials that are unexpected based on preclinical studies and early clinical trials, and many product candidates fail in clinical trials despite very promising early results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies.

We do not know whether our planned clinical trials will begin on time or be completed on schedule, if at all. The commencement, data readouts and completion of clinical trials can be delayed for a number of reasons, including delays related to:

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

•	Obtaining allowance or approval from regulatory authorities to commence a trial or reaching a consensus with regulatory authorities on trial design;

•	the FDA, EMA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;

•

any failure or delay in reaching an agreement with CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays in identifying, recruiting and training suitable clinical investigators;

•	obtaining approval or positive opinion from one or more institutional review boards (“IRBs”), or ethics committees at clinical trial sites;

•	IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;

•	changes or amendments to the clinical trial protocol;

•	clinical sites deviating from the trial protocol or dropping out of a trial;

•	failure by our CROs to perform in accordance with GCP requirements or applicable regulatory rules and guidelines in other countries;

•	manufacturing sufficient quantities of our product candidates, or obtaining sufficient quantities of combination therapies for use in clinical trials;

•	subjects failing to enroll or remain in our trials at the rate we expect, or failing to return for post-treatment follow-up, including subjects failing to remain in our trials;

•	patients choosing an alternative product for the indications for which we are developing our product candidates, or participating in competing clinical trials;

•	lack of adequate funding to continue a clinical trial, or costs being greater than we anticipate;

•	subjects experiencing severe or serious unexpected drug-related adverse effects;

•	occurrence of serious adverse events in trials of the same class of agents conducted by other companies that could be considered similar to our product candidates;

•	selection of clinical endpoints that require prolonged periods of clinical observation or extended analysis of the resulting data;

•

transfer of manufacturing processes to larger-scale facilities operated by a CMO delays or failure by our CMOs or us to make any necessary changes to such manufacturing process, or failure of our CMOs to produce clinical trial materials in accordance with current Good Manufacturing Practice (“cGMP”) or similar foreign requirements, regulations or other applicable requirements; and

•	third parties being unwilling or unable to satisfy their contractual obligations to us in a timely manner.

In addition, disruptions caused by the COVID-19 pandemic, or any other similar pandemic, may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials.

Clinical trials must be conducted in accordance with the FDA and other applicable regulatory authorities’ legal requirements, regulations and guidelines, and remain subject to oversight by these governmental agencies and ethics committees or IRBs at the medical institutions where such clinical trials are conducted. We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or applicable clinical trial protocols, adverse findings from inspections of clinical trial sites by the FDA, EMA or comparable foreign regulatory authorities, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to regulators or to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

In addition, the FDA’s and other regulatory authorities’ policies with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation (“CTR”) which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. While the Clinical Trials Directive required a separate clinical trial application (“CTA”) to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR. Compliance with the CTR requirements by us, and our third-party service providers, such as CROs, may impact our developments plans.

If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted.

It is currently unclear to what extent the U.K., will seek to align its clinical trials legislation with the EU. The U.K. regulatory framework in relation to clinical trials is derived from EU clinical trials legislation which pre-dated the CTR (as implemented into U.K. law, through secondary legislation). On January 17, 2022, the U.K. Medicines and Healthcare products Regulatory Agency (“MHRA”) launched an eight-week consultation on reframing the U.K. legislation for clinical trials. The outcome of the consultation has not yet been published, but will be closely watched as it will determine whether the U.K. chooses to align with the CTR or diverge from it to maintain regulatory flexibility. A decision by the U.K. Government not to closely align its regulations with the new approach that has been adopted in the EU may have an effect on the cost of conducting clinical trials in the U.K. as opposed to other countries. If there are divergent local requirements in Great Britain from the EU in the future, this may impact clinical and development activities that occur in the U.K. in the future. Similarly, clinical trial submissions in the U.K. will not be able to be bundled with those of EU countries within the EMA Clinical Trial Information System (“CTIS”), adding further complexity, cost and potential risk to future clinical and development activity in the U.K.

Further, conducting clinical trials in foreign countries, as we may do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled subjects in foreign countries to adhere to clinical protocols as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, and political and economic risks, including war, relevant to such foreign countries.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

In addition, many of the factors that cause, or lead to, the termination suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. Any resulting delays to our clinical trials could shorten any period during which we may have the exclusive right to commercialize our product candidates. In such cases, our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects.

Interim, “top-line” and preliminary data from our clinical trials and preclinical studies that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, top-line, or preliminary data from our clinical trials and preclinical studies, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, top-line, or preliminary results that we report may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the topline or preliminary data we previously published. As a result, topline and preliminary data should be viewed with caution until the final data are available.

Interim data from clinical trials that we may complete are further subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between interim, top-line, or preliminary data and final data could significantly harm our business prospects. Further, disclosure of such data by us or by our competitors could result in volatility in the price of our common stock.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our Company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the interim, top-line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

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

Undesirable side effects that may be caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials, and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, or other foreign authorities, or, if such product candidates are approved, result in a more restrictive label and other post-approval requirements. Any treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial, or could result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly. If our product candidates are associated with undesirable side effects or have unexpected characteristics in preclinical studies or clinical trials, we may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective.

Results of our ongoing and future clinical trials, or results from clinical trials for other similar product candidates, could reveal a high and unacceptable severity and prevalence of adverse side effects. In such an event, development efforts of that product candidate altogether. We, our partners, the FDA, other comparable foreign regulatory authorities or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Even if the side effects do not preclude the product candidate from obtaining or maintaining regulatory approval, undesirable side effects may inhibit market acceptance due to tolerability concerns as compared to other available therapies. Any of these developments could materially harm our business, financial condition and prospects.

Drug-related side effects could also affect patient recruitment or the ability of enrolled patients to complete a trial or result in potential product liability claims. Additionally, if any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by these product candidates, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw or modify approvals of any such product and require us to take it off the market;

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

•

regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients, or that we implement a Risk Evaluation and Mitigation Strategy (“REMS”) plan to ensure that the benefits of the product outweigh its risks;

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

Successful and timely completion of clinical trials for our product candidates will require that we enroll a sufficient number of patient candidates. Trials may be subject to delays as a result of the limited number of patients with the diseases that these product candidates target, patient enrollment taking longer than anticipated or patient withdrawal. We will compete with other companies in enrolling the same limited population of patients, which may further challenge our ability to timely enroll patients in our clinical trials as there are a significant number of studies ongoing in oncology in the United States and Europe. Due to the small number of patients for any rare disease or tumor type, it may be difficult for us to enroll a sufficient number of patients in our clinical trials for our product candidates with indications in rare diseases or enrollment for these product candidates may take significantly longer than we anticipate. There are an estimated 50,000 and 60,000 persons in North America and Europe, respectively, with the genotypes that we intend to enroll in our clinical trials for AATD, the target indication for alvelestat. However, due to underdiagnosis, there are estimated to be approximately 10,000 patients diagnosed in North America. Patient enrollment depends on many factors, including:

•	size and nature of the targeted patient population;

•	severity of the disease or condition under investigation;

•	availability and efficacy of approved therapies for the disease or condition under investigation;

•	patient eligibility criteria for the trial in question as defined in the protocol;

•	perceived risks and benefits of the product candidate under study;

•

clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any products that may be approved for, or any product candidates under investigation for, the indications we are investigating;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	proximity and availability of clinical trial sites for prospective patients;

•	continued enrollment of prospective patients by clinical trial sites;

•	the risk that patients enrolled in clinical trials will drop out of such trials before completion; and

•	delays or difficulties in enrollment and completion of studies due to the COVID-19 pandemic or any other similar pandemic.

These factors may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner. For example, we experienced significant delays in recruitment for our Phase 2 alvelestat trial in individuals with severe alpha-1 antitrypsin deficiency-related lung disease, who are at greater risk from COVID-19 given that the condition is a respiratory and lung condition. Due to the effects of the COVID-19 pandemic on this vulnerable population and the impact on enrollment timelines, we closed the study to enrollment at 99 patients at the end of 2021. This was lower than the protocol defined number of patients in the original study design. We also rely on, and will continue to rely on, CROs and clinical trial sites to ensure proper and timely conduct of our clinical trials and preclinical studies. Though we have entered into agreements governing their services, we will have limited influence over their actual performance. Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates and jeopardize our ability to obtain regulatory approval for the sale of our product candidates. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients in our clinical trials.

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

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing and distribution of our product candidates are subject to extensive regulation by the FDA in the U.S. and by comparable foreign regulatory authorities in foreign markets, such as the EMA. In the U.S., we are not permitted to market our product candidates in the U.S. until we receive regulatory approval of a BLA or NDA from the FDA. The process of obtaining such regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. Approval policies or regulations may change, and the FDA, EMA and comparable foreign regulatory authorities have substantial discretion in the approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval of a product candidate is never guaranteed. Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized.

Prior to obtaining approval to commercialize a product candidate in the U.S. or abroad, we must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses, and in the case of biological products, that such product candidates are safe, pure and potent. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe available nonclinical or clinical data support the safety purity, potency, or efficacy, of our product candidates, such data may not be sufficient to obtain approval from the FDA and comparable foreign regulatory authorities. The FDA, EMA or comparable foreign regulatory authorities, as the case may be, may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or may object to elements of our clinical development program.

The FDA, EMA or comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including:

•	such authorities may disagree with the design or execution of our clinical trials;

•	negative or ambiguous results from our clinical trials or results may not meet the level of statistical significance required by the FDA, EMA or comparable foreign regulatory agencies for approval;

•	serious and unexpected drug-related side effects may be experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	such authorities may not accept clinical data from trials that are conducted at clinical facilities or in countries where the standard of care is potentially different from that of their own country;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

such authorities may not agree that the data collected from clinical trials of our product candidates are acceptable or sufficient to support the submission of a BLA, NDA, MAA or other submission or to obtain regulatory approval in the U.S. or elsewhere, and such authorities may impose requirements for additional preclinical studies or clinical trials;

•	such authorities may disagree with us regarding the formulation, labeling and/or the product specifications of our product candidates;

•	approval may be granted only for indications that are significantly more limited than those sought by us, and/or may include significant restrictions on distribution and use;

•	such authorities may find deficiencies in the manufacturing processes or facilities of the third-party manufacturers with which we contract for clinical and commercial supplies; or

•	such authorities may not accept a submission due to, among other reasons, the content or formatting of the submission.

With respect to foreign markets, approval procedures vary among countries and, in addition to the foregoing risks, may involve additional product testing, administrative review periods and agreements with pricing authorities.

Even if we eventually complete clinical trials and receive approval of a BLA, NDA, MAA or comparable marketing application for our product candidates, the FDA or a comparable regulatory authority may grant approval contingent on the performance of costly additional clinical trials and/or the implementation of a REMS, which may be required because the FDA believes it is necessary to ensure safe use of the product after approval. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.

In addition, FDA and foreign regulatory authorities may change their approval policies and new regulations may be enacted. For instance, the EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products (potentially revising the duration of regulatory exclusivity, eligibility for expedited pathways, etc.) is currently expected during the first half of 2023. The proposed revisions, once they are agreed and adopted by the European Parliament and European Council (not expected before the end of 2024 or early 2025) may have a significant impact on the biopharmaceutical industry in the long term.

We may attempt to secure approval from the FDA or comparable foreign regulatory authorities through the use of accelerated approval pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw any accelerated approval we have obtained.

We may in the future seek accelerated approval for our one or more of our product candidates. Under the accelerated approval program, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit.

The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional confirmatory studies to verity and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit or are not completed in a timely manner, the FDA may withdraw its approval of the drug on an expedited basis. In addition, in December 2022, President Biden signed an omnibus appropriations bill to fund the U.S. government through fiscal year 2023. Included in the omnibus bill is the Food and Drug Omnibus Reform Act of 2022, which among other things, introduced reforms intended to expand the FDA’s ability to regulate products receiving accelerated approval, including by increasing the FDA’s oversight over the conduct of confirmatory trials; however, the ultimate impact of these reforms remains unclear.

Prior to seeking accelerated approval for any of our product candidates, we intend to seek feedback from the FDA and will otherwise evaluate our ability to seek and receive accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA or BLA for accelerated approval or any other form of expedited development, review or approval. Furthermore, if we decide to submit an application for accelerated approval for our product candidates, there can be no assurance that such application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidate would result in a longer time period to commercialization of such product candidate, if any, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, prevent new or modified products from being developed, review, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA and foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s or foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s or foreign regulatory authorities’ ability to perform routine functions. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies, such as the EMA following its relocation to Amsterdam and resulting staff changes, may also slow the time necessary for new drugs, and biologics or modifications to approved drugs and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the global COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has since resumed standard inspection operations of domestic facilities where feasible, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic, and any resurgence of the virus or emergence of new variants may lead to further inspectional delays. Regulatory authorities outside the United States have adopted similar policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

If the FDA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, and recordkeeping for such product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, facility registration, and drug listing, as well as continued compliance with cGMP or similar foreign requirements for manufacturing, good distribution practice, requirements for product distribution, and GCP requirements for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize, or co-commercialize, a product. We and our contract manufacturers will also be subject to user fees and periodic inspection by the FDA, and other comparable foreign regulatory authorities to monitor compliance with these requirements and the terms of any product approval we may obtain. In addition, any regulatory approvals that we receive for a product may also be subject to limitations on the approved indicated uses for which such product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of such product.

If there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or the manufacture of a product, or if we or one of our distributors, licensees, or co-marketers fails to comply with regulatory requirements, the regulatory authorities could take various actions. These include if we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. In addition, failure to comply with FDA and other comparable foreign regulatory requirements may subject our company to administrative or judicially imposed sanctions, including:

•	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	restrictions on product distribution or use, or requirements to conduct post-marketing studies or clinical trials;

•	fines, restitutions, disgorgement of profits or revenues, warning letters, untitled letters or holds on clinical trials;

•	refusal by the FDA or comparable foreign regulatory authority to approve pending applications or supplements to approved applications submitted by us or suspension or revocation of approvals;

•	product seizure or detention, or refusal to permit the import or export of our products; and

•	injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

The policies of the FDA, the EMA, and other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States, the U.K., EU, or other jurisdictions. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

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

Misconduct by our employees and independent contractors, including principal investigators, CROs, CMOs, consultants, vendors, and any other third parties we may engage in connection with the development and commercialization of our product candidates, could include intentional, reckless, or negligent conduct or unauthorized activities that violate: (i) the laws and regulations of the FDA and other similar regulatory authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) data privacy, security, fraud and abuse, and other healthcare laws and regulations; or (iv) laws that require the reporting of true, complete, and accurate financial information and data. Specifically, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creation of fraudulent data in pre- clinical studies or clinical trials, or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations. We are also subject to the data privacy regime in the EU and U.K., which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the EU and U.K., respectively, and includes the EU and U.K. General Data Protection Regulation (the “GDPR”) and, in the EU, any national laws implementing or supplementing the GDPR. If we do not comply with our obligations under these privacy regimes, we could be exposed to significant fines and may be the subject of litigation and/or adverse publicity, which could have a material adverse effect on our reputation and business.

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

•

a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of- sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•

an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price of branded and generic drugs, respectively;

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

•

establishment of a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services (“CMS”), to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending;

•	expansion of the entities eligible for discounts under the Public Health Service program; and

•	a licensure framework for follow on biologic product candidates.

Since its enactment, there have been judicial, executive and congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, beginning January 1, 2024.

Moreover, heightened governmental scrutiny is likely to continue over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. On August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare product candidates and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition, and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical product candidates and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

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

On December 13, 2021, EU Regulation No 2021/2282 on Health Technology Assessment (“HTA”) amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once the Regulation becomes applicable, it will have a phased implementation depending on the concerned products: oncology and advanced therapy medicinal products (“ATMPs”) as of 2025, orphan medicinal products as of 2028 and 2030 for all other medicinal products. This Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas, using methodologies adapted to the specificities of the type of product in question. The Regulation will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

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

•

the U.S. federal false claims laws, including the civil False Claims Act (“FCA”) which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the federal government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims;

•

the U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti- Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

the U.S. federal legislation commonly referred to as the “Physician Payments Sunshine Act,” enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics, and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, anesthesiology assistants and certified nurse midwives), and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

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

The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention, and security of personal information, such as information that we may collect in connection with clinical trials in the U.S. and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our business, results of operation, and financial condition.

Our operations abroad may also be subject to increased scrutiny or attention from data protection authorities. For example, we are subject to diverse laws and regulations relating to data privacy and security in the EU, and the U.K. including the GDPR and the GDPR, as implemented into U.K. law (the “UK GDPR”). New global privacy rules are being enacted and existing ones are being updated and strengthened. We are likely to be required to expend capital and other resources to ensure ongoing compliance with these laws and regulations.

The GDPR and UK GDPR implement stringent operational requirements for controllers and processors of personal data, including comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure, transfer and other use of personal data, including a principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. In addition, some of the personal data we process in respect of clinical trial participants is considered special category or sensitive personal data under the GDPR and UK GDPR, and subject to additional compliance obligations. We may be subject to diverging requirements under EU member state laws and UK law, such as whether consent can be used as the legal basis for processing of clinical trial data and the roles, responsibilities and liabilities as between CROs and sponsors. As these laws develop, we may need to make operational changes to adapt to these diverging rules, which could increase our costs and adversely affect our business. There is also potential exposure under the UK’s emerging civil tort for misuse of private information, which is distinct from breach of confidence. Complying with these numerous, complex and often changing regulations is expensive and difficult. Failure by us, or our partners or service providers, to comply with the GDPR or UK GDPR could result in regulatory investigations, enforcement notices and/or fines of up to the higher of €20 million or £17.5 million or up to 4% of our total worldwide annual turnover. In addition to the foregoing, any breach of privacy laws or data security laws, particularly those resulting in any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition. We may also face civil claims seeking compensation for both material and immaterial harms arising from a GDPR or UK GDPR violation.

The GDPR and UK GDPR also regulate cross-border transfers of personal data out of the EEA and the U.K. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers, in particular in relation to transfers to the United States. On July 16, 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework, or Privacy Shield, under which personal information could be transferred from the EEA (and the U.K.) to relevant self-certified U.S. entities. The CJEU further noted that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield) alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020 have taken a restrictive approach to international data transfers. As the enforcement landscape further develops, and supervisory authorities issue further guidance on international data transfers, we could incur additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes.

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

Further, in the United States, numerous state and federal laws, regulations, standards and other legal obligations, including consumer protection laws and regulations, which govern the collection, dissemination, use, access to, confidentiality, security and processing of personal information, including health-related information, could apply to our operations or the operations of our partners. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, we could be subject to significant penalties if we violate HIPAA.

Certain states have also adopted data privacy and security laws and regulations that govern the privacy, processing and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, the California Consumer Privacy Act of 2018 (CCPA) went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that has increased the likelihood of, and risks associated with data breach litigation. Further, the California Privacy Rights Act (CPRA) generally went into effect on January 1, 2023, and significantly amends the CCPA. It imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also creates a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. Additional compliance investment and potential business process changes may also be required. Similar laws have passed in Virginia, Colorado, Connecticut and Utah, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

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

We are also subject to other laws and regulations governing any international operations, such as applicable export controls, embargoes, economic, financial and trade sanctions laws and regulations, including those administered and enforced by the United Kingdom, the United States and the European Union (and its Member States), (collectively, the “Trade Controls”). These Trade Controls prohibit or restrict dealings relating to certain countries, regions or persons.

Compliance with Trade Controls, which are subject to frequent changes, may delay or hinder our business operations (particularly in respect of cross-border business), and, in some cases, prevent certain of our business operations altogether. It is difficult for us to predict how Trade Controls will change in the future and the impact they may have on our business. For example, as stated above, a result of Russia’s invasion of Ukraine, Trade Controls relating to Russia have been significantly expanded.

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

We expect to face competition for each of our current product candidates, including specifically:

•

We consider setrusumab’s current closest potential competitors in development for the treatment of OI to be Amgen and UCB’s anti-sclerostin antibody, romosozumab (Evenity), which was approved for osteoporosis in the United States in April 2019 and in December 2019 in Europe for osteoporosis. In December 2019, the European Commission approved the MAA for romosozumab can delete sentence as consolidated above (Evenity) for osteoporosis. Romosozumab is also in a Phase 1 trial in OI in Europe, investigating at the pharmacokinetics and pharmacodynamics of romosozumab in OI. In addition, Jiangsu Hengrui has commenced Phase 1 development of an anti-sclerostin antibody for osteoporosis in China, and Transcenta Holding has licensed the Chinese rights to the anti-sclerostin antibody blosozumab from Eli Lilly and Company (“Lilly”) and plans to develop it for osteoporosis. Baylor College of Medicine has conducted a Phase 1 open label trial of fresolimumab, a TGF-B inhibitor, in adult OI patients, and Sanofi is conducting a Phase 1 trial of SAR439459, a related TGF-B inhibitor, in adult OI patients. Amgen has also conducted two studies of denosumab (Prolia) an anti-resorptive agent in pediatric patients with OI, however, both studies were terminated.

•

We consider alvelestat’s current closest potential competitors for the treatment of severe AATD to be alpha1- proteinase inhibitors that are administered intravenously in AAT augmentation therapy. Currently, there are four inhibitors on the market in the United States and the EU: Prolastin-C from Grifols, S.A. (“Grifols”), Aralast from Shire plc, now a subsidiary of Takeda Pharmaceutical Company Ltd (“Shire”), Zemaira from CSL Limited (“CSL”), and Glassia from Kamada Ltd. (“Kamada”). Kamada is also developing an inhaled version of augmentation therapy which is in Phase 3, and has a recombinant alpha-1 antitrypsin in early development. InhibRx, Inc. (“InhibRx”) has completed a Phase 1 trial of INBRX-101, a recombinant human alpha-1 antitrypsin Fc fusion protein (rhAAT-Fc) for replacement therapy, and plans to initiate a potential registration study for potential accelerated approval in the second half of 2023. Apic Bio, Inc. (“Apic Bio”) is in the early stages of developing a dual function vector (df-AAV) gene-therapy approach for AATD silencing the mutant Z-AAT protein and augmenting wildtype M-AAT production. Wave Life Sciences is in early stages of development of RNA base-editing oligonucleotide (WVE-0006) to restore wild-type protein in lung and liver disease, a program that has been recently partnered with GSK. Intellia Therapeutics, Inc. is in early stages of developing CRISPR/Cas9 -based insertion of normal SERPINA1 gene, targeting lung disease (NTLA-3001). Peak Bio acquired an oral NE inhibitor, PHP-303 from Ph Pharma in March 2022. Peak Bio plans to conduct a Phase 2 proof-of-concept clinical trial in patients with severe AATD with trial initiation, potentially, in 2023 once they have received the necessary funding. Vertex Pharmaceuticals Inc. (“Vertex”) has a small molecule corrector program for AATD in a Phase 1 trial focused on the liver disease, following Phase 2 trials with two other molecules with the same mechanism of action that were discontinued due to toxicity and efficacy. Centessa (previously Z-factor) was previously in a Phase 1trial with ZF874 protein folding corrector for Z-AATD but this has been terminated. Biomarin Pharmaceutical, Inc. is in early stages of development of a small molecule corrector (BMN 349).

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

•

We consider etigilimab’s current closest potential competitors to include other anti-TIGIT agents being developed by companies including Roche, Merck, iTeos and GSK, Beigene/Novartis, Seattle Genetics, Inc., Arcus/Gilead and Compugen amongst others. In addition, there are other combinations of existing cancer therapies available commercially for example, Yervoy and Opdivo and Opidivo or Keytruda in combination with chemotherapy agents. There are a number of bispecific antibodies with an anti-TIGIT arm in development including a Phase 3 program in NSCLC being developed by AstraZeneca. There are also a number of other agents in development to other immuno-oncology targets that could compete with an anti-TIGIT approach, for example anti-LAG3.

•

For acumapimod, although we are not aware of any approved therapies for the treatment of AECOPD, there are a wide range of established therapies available for COPD as well as a number of product candidates in development, with Verona Pharma plc (“Verona Pharma”), GlaxoSmithKline plc. (“GlaxoSmithKline” or “GSK” ), and AstraZeneca each conducting Phase 2 trials on drugs for the treatment of COPD. In addition, Pulmatrix, Inc. (“Pulmatrix”) has PUR1800, a narrow-spectrum kinase inhibitor (NSKI) that completed a Phase 1b trial in COPD. We consider acumapimod’s current closest potential competitor in development for the treatment of AECOPD to be Verona Pharma’s nebulized and inhaled ensifentrine (RPL554), a PDE3 / PDE4 dual inhibitor that is currently being developed as a bronchodilator and anti-inflammatory agent for COPD, Asthma and Cystic Fibrosis patients. In August 2022, Verona announced positive results (FEV1 and AECOPD exacerbation frequency) from two Phase 3 trials (ENHANCE-1 and ENHANCE-2) in COPD.

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

We also anticipate that new companies will enter these markets in the future. If we, or our partners, successfully develop and commercialize any of setrusumab, alvelestat, etigilimab, acumapimod or leflutrozole, they will compete with existing therapies and new therapies that may become available in the future. The highly competitive nature of and rapid technological changes in the biopharmaceutical and pharmaceutical industries could render our product candidates obsolete, less competitive, or uneconomical. Our competitors may, among other things:

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

Regulatory authorities in some jurisdictions, including the U.S., may designate biologics or drugs designed to address relatively small patient populations as “orphan drugs.”

Under the Orphan Drug Act of 1983 (the “Orphan Drug Act”), the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the EU, the European Commission grants orphan designation after receiving the opinion of the EMA’s Committee for Orphan Medicinal Products (“COMP”). In the EU, orphan designation is intended to promote the development of medicinal products that (1) are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected).

Post-Brexit, the U.K. has retained the EU Regulation which governs the designation of medicinal products as orphan drugs and which establishes incentives thereto (Regulation (EC) No. 141/2000) as part of U.K. law by virtue of the EU (Withdrawal) Act 2018. However, under the Retained EU Law (Revocation and Reform) Bill, which is currently before the U.K. Parliament, unless this legislation is expressly preserved and “assimilated” into domestic law or extended by ministerial regulations (to no later than June 23, 2026) it will automatically expire and be revoked by December 31, 2023. There is therefore uncertainty about the future regulations relating to orphan designation in Great Britain, and any future changes to the legal requirements could lead to greater regulatory complexity and increased costs to our business.

There is no pre-MA orphan designation in Great Britain. Instead, the MHRA will review applications for orphan designation in parallel to the corresponding MAA. The criteria are essentially the same, but have been tailored for the market, i.e., the prevalence of the condition in Great Britain, rather than the EU, must not be more than five in 10,000. Should an orphan designation be granted, the period or market exclusivity will be set from the date of first approval of the product in Great Britain. If a medicinal product has been designated orphan in the EU under Regulation (EC) 141/2000, a Great Britain orphan MAA can be made under regulation 50G of the Human Medicines Regulation 2012 (as amended). A U.K.-wide orphan MAA can only be considered in the absence of an active EU orphan designation.

If a U.K.-wide orphan MA is granted and the medicinal product subsequently receives EU orphan designation, the MA holder would need to submit a variation to change this to a Great Britain orphan MA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax credits for qualified clinical testing, and user-fee waivers. In addition, if a product receives the first FDA approval of that drug for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same disease or condition for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the rare disease or condition. In the EU, orphan designation entitles a party to financial incentives such as reduction of fees or fee waivers, protocol assistance, and access to the centralized MA procedure. Upon grant of MA, orphan medical products are entitled to a ten year period of market exclusivity. This period can be extended by two years if studies in children are performed in accordance with a Pediatric Investigation Plan (“PIP”). This period may be reduced to six years if , at the end of the fifth year the orphan designation criteria are no longer met, including where it is shown that the drug is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, a MA may be granted to a similar product for the same indication at any time if (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product.

We have obtained orphan drug designation from the FDA and the European Commission for setrusumab for the treatment of OI (designated by the FDA as “human monoclonal antibody targeting human sclerostin” and designated by the European Commission as “recombinant humanised monoclonal IgG2 lambda antibody against human sclerostin”). Additionally, we have obtained orphan drug designation for alvelestat for the treatment of AATD from the FDA. We may also plan to seek orphan drug designation from the FDA and the European Commission for alvelestat for the treatment of AATD or BOS and/or future rare disease product candidates. Even with orphan drug designation, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical product candidates, which could prevent us from marketing our product candidates if another company is able to obtain orphan drug exclusivity before we do. In addition, exclusive marketing rights in the United States may be unavailable if we seek approval for disease or condition broader than the orphan-designated disease or condition or may be lost in the United States if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the drug to meet the needs of patients with the rare disease or condition following approval. Further, even if we obtain orphan drug exclusivity, that exclusivity may not effectively protect our product candidates from competition because different drugs can be approved for the same condition. In addition, the FDA and foreign regulatory authorities can subsequently approve product candidates with the same active ingredients for the same condition if the FDA or the foreign regulatory authority concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. In addition, while we intend to seek orphan drug designation for other existing and future product candidates, including alvelestat, we may never receive such designations.

Although we have obtained a rare pediatric disease designation for setrusumab, there is no guarantee that FDA approval of will result in issuance of a priority review voucher.

In 2012, Congress authorized the FDA to award priority review vouchers to sponsors of certain rare pediatric disease product applications. This program is designed to encourage development of new drug and biological products for prevention and treatment of certain rare pediatric diseases. Specifically, under this program, a sponsor who receives an approval for a drug or biologic for a “rare pediatric disease” that meets certain criteria may qualify for a voucher that can be redeemed to receive a priority review of a subsequent marketing application for a different product. The sponsor of a rare pediatric disease drug product receiving a priority review voucher may transfer (including by sale) the voucher to another sponsor. The voucher may be further transferred any number of times before the voucher is used, as long as the sponsor making the transfer has not yet submitted the application. The FDA may also revoke any priority review voucher if the rare pediatric disease drug for which the voucher was awarded is not marketed in the U.S. within one year following the date of approval.

We have obtained a rare pediatric disease designation for setrusumab for osteogenesis imperfecta, however, there is no guarantee that we will be able to obtain a priority review voucher, even if setrusumab is approved by the FDA. For example, the FDA may determine that an a BLA or NDA, even if ultimately approved, does not meet the eligibility criteria for a priority review voucher, including for the following reasons:

•	the product no longer meets the definition of a rare pediatric disease;

•	the product contains an active ingredient (including any ester or salt of the active ingredient) that has been previously approved in another marketing application;

•	the application does not rely on clinical data derived from studies examining a pediatric population and dosages of the drug intended for that population;

•	the application is approved for a different adult indication than the rare pediatric disease for which the product is designated

Moreover, Congress included a sunset provision in the statute authorizing the rare pediatric disease priority review voucher program. Under the current statutory sunset provisions, after September 30, 2024, FDA may only award a voucher for an approved rare pediatric disease product application if the sponsor has rare pediatric disease designation for the product candidate, and that designation was granted by September 30, 2024. After September 30, 2026, FDA may not award any rare pediatric disease priority review vouchers.

A Fast Track Designation from the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our product candidates will receive marketing approval.

The FDA has granted Fast Track designation for the investigation of alvelestat for the treatment of alpha-1-antitrypsin deficiency-associated lung disease. We intend to seek such designation for some or all of our other product candidates. The Fast Track program is intended to expedite or facilitate the process for reviewing new product candidates that meet certain criteria. Specifically, new drugs and biologic are eligible for Fast Track designation if they are intended, alone or in combination with one or more drugs or biologics, to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a Fast Track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once a BLA or NDA is submitted, the application may be eligible for priority review. An NDA or BLA submitted for a Fast Track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the NDA or BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

The FDA has broad discretion whether or not to grant this designation. Even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation for any of our product candidates, such product candidates may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may also withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Furthermore, such a designation does not increase the likelihood that alvelestat or any other product candidate that may be granted Fast Track designation will receive regulatory approval in the U.S. Many product candidates that have received Fast Track Designation have ultimately failed to obtain approval.

We or our partners may seek and fail to obtain Breakthrough Therapy designation by the FDA for setrusumab, alvelestat or etigilimab or any future product candidates or access to the PRIME scheme by the EMA for alvelestat, etigilimab or any future product candidates. Even if we obtain such designation or access, the designation or access may not lead to faster development or regulatory review or approval, and it does not increase the likelihood that our product candidates will receive marketing approval.

In 2012, the FDA established a Breakthrough Therapy designation which is intended to expedite the development and review of product candidates that treat serious or life-threatening diseases where preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically-significant endpoints, such as substantial treatment effects observed early in clinical development. The designation of a product as a Breakthrough Therapy provides potential benefits that include but are not limited to more frequent meetings with the FDA to discuss the development plan for the product and ensure collection of appropriate data needed to support approval; more frequent written correspondence from the FDA about such things as the design of the proposed clinical trials and use of biomarkers; intensive guidance on an efficient drug development program, beginning as early as Phase 1; organizational commitment involving senior managers; and eligibility for rolling review and priority review, if the relevant criteria are met.

Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a Breakthrough Therapy, the FDA may disagree and instead determine not to make such designation. We cannot be sure that our evaluation of our product candidates as qualifying for Breakthrough Therapy designation will meet the FDA’s expectations. In any event, the receipt of a Breakthrough Therapy designation for a product may not result in a faster development process, review, or approval compared to product candidates considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as Breakthrough Therapies, the FDA may later decide that such product candidates no longer meet the conditions for qualification and rescind the designation or decide that the time period for FDA review or approval will not be shortened. Similarly, access to the PRIME scheme is at the discretion of the EMA, and we cannot be sure that alvelestat or any future product candidates will be granted access to the scheme; that participation in the scheme will result in expedited regulatory review or approval of our product candidates; or that access to the scheme, once granted, will not be revoked.

In November 2017, setrusumab was admitted to the PRIME (Priority Medicines) scheme of the EMA. We may seek EMA PRIME designation or other designations, schemes or tools for other product candidates. In the EU, innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the PRIME scheme, which provides incentives similar to the Breakthrough Therapy designation in the United States. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicines that target unmet medical needs. It is based on increased interaction and early dialogue with companies developing promising medicines, to optimize their product development plans and speed up their evaluation to help them reach patients earlier. The benefits of a PRIME designation include the appointment of a rapporteur before submission of a MAA, early dialogue and scientific advice at key development milestones, and the potential to qualify products for accelerated review earlier in the application process.

Even if we believe one of our product candidates is eligible for PRIME, the EMA may disagree and instead determine not to make such designation. The EMA PRIME scheme or other schemes, designations, or tools, even if obtained or used for any of our product candidates may not lead to a faster development, regulatory review or approval process compared to therapies considered for approval under conventional procedures and do not assure ultimate approval. In addition, even if one or more of our product candidates is eligible to the PRIME scheme, the EMA may later decide that such product candidates no longer meet the conditions for qualification or decide that the time period for review or approval will not be shortened.

Product developers that benefit from PRIME designation may be eligible for accelerated assessment (in 150 days instead of 210 days), which may be granted for medicinal products of major interest from a public health perspective or that target an unmet medical need, but this is not guaranteed.

The competent regulatory authorities in the EU have broad discretion whether to grant such an accelerated assessment, conditional MA or MA under exceptional circumstances, and, even if such assessment or authorization is granted, we may not experience a faster development process, review or authorization compared to conventional procedures. Moreover, the removal or threat of removal of such MAs may create uncertainty or delay in the clinical development of our product candidates and threaten the commercialization prospects of our products and product candidates, if approved. Such an occurrence could materially impact our business, financial condition and results of operations.

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

Even if the FDA, or any other regulatory authority approves the marketing of our product candidates, whether developed on our own or with a collaborator, physicians, healthcare providers, patients, or the medical community may not accept or use our product candidates. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenue or any profits from operations. The degree of market acceptance of our product candidates will depend on a variety of factors, including:

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

In the EU, MAAs for product candidates that are biosimilar to an already authorized biological product, the so-called reference product, can rely on the safety and efficacy data contained in the dossier of the reference product. To qualify as a biosimilar product the MA applicant must demonstrate, through comprehensive comparability studies with the reference product, that its product is: (i) highly similar to the reference product notwithstanding the natural variability inherent to all biological medicines, and (ii) that there are no clinically meaningful differences between the biosimilar and the reference product in terms of safety, quality, and efficacy. Biosimilars can only be authorized for use after the period of exclusivity of the reference biological medicine has expired. In general, this means that the biological reference product must have been authorized for at least 10 years before a biosimilar can be made available by another company.

Risks Related to Our Dependence on Third Parties

We rely, and expect to continue to rely, on our partners to develop and commercialize our licensed or partnered product candidates. If our partners do not secure adequate funding or satisfy their obligations under our agreements with them, or if they terminate our licenses, partnerships or collaborations with them, we may not be able to develop or commercialize our licensed or partnered product candidates as planned.

We have announced two out-licensing collaborations. On December 17, 2020, we announced a license and collaboration agreement with Ultragenyx, for setrusumab, a monoclonal antibody in clinical development for OI. Under the terms of the collaboration, Ultragenyx will lead future global development of setrusumab in both pediatric and adult patients. We granted Ultragenyx an exclusive license to develop and commercialize setrusumab in the U.S. and rest of the world, excluding Europe and the U.K. where we retain commercial rights. Under the terms of the agreement, Ultragenyx will pay up to $254 million in development, regulatory and commercial milestones and tiered double digit percentage royalties to us on net sales outside of Europe and we will pay a fixed double digit percentage royalty to Ultragenyx on net sales in Europe. On January 13, 2020, we announced a global out-licensing agreement with OncXerna for development and commercialization of navicixizumab. Under the terms of the agreement OncXerna will pay up to $300 million in future clinical, development and commercial milestones and royalties ranging from the mid-single digit to sub-teen percentages on global annual net sales of navicixizumab, as well as a negotiated percentage of sublicensing revenues from certain sublicensees. Our future plans may include entering into out-licensing or collaboration agreements on some or all of our other development programs.

We also have existing acquisition agreements with Novartis which we entered into in 2015 in respect of our purchase of setrusumab, leflutrozole and acumapimod, and an existing in-licensing agreement with AstraZeneca which we entered into in 2017 in respect of our exclusive license of alvelestat.

Our partners might not fulfill all of their obligations under these agreements, and, in certain circumstances, including our licensing agreement with AstraZeneca, they or we may terminate our partnerships with them. In either event, we may be unable to assume the development and commercialization responsibilities covered by these agreements or enter into alternative arrangements with a third-party to develop and commercialize product candidates. If a partner elected to promote alternative products and product candidates such as its own products and product candidates in preference to those licensed from us, is unable to secure adequate funding to develop our product candidates, does not devote an adequate amount of time and resources to our product candidates or is otherwise unsuccessful in its efforts with respect to our product candidates, the development and commercialization of product candidates covered by the agreements could be delayed or terminated and our business and financial condition could be materially and adversely affected. Accordingly, our ability to receive any revenue from the product candidates covered by these agreements is dependent on the efforts of our partners.

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

We have relied upon and plan to continue to rely upon independent clinical investigators and CROs to conduct our clinical trials and to monitor and manage data for our planned and ongoing clinical programs. We rely on these parties for the execution of our clinical trials and control only certain aspects of these parties’ activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our independent investigators and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the competent authorities of the EU member states, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we fail to exercise adequate oversight over any of our independent investigators or CROs or if we or any of our independent investigators or CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA, or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon a regulatory inspection of us or our independent investigators or CROs, such regulatory authority will determine that any of our clinical trials complies with GCP requirements. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

We have limited personnel with experience in manufacturing and CMC development requirements and we do not own facilities for manufacturing and testing of our product candidates. Instead, we rely on and expect to continue to rely on CMOs for the supply, testing and release of cGMP grade clinical trial materials, performance of process and product development activities to facilitate supply of commercial quantities of our product candidates, if approved. Reliance on CMOs may expose us to more risk than if we were to manufacture our product candidates ourselves. While the COVID-19 vaccine supply constraints related to raw material supply and CMO manufacturing capacity have begun to ease, the shortage of, and diversion of, certain raw material supplies experienced as a result of the COVID-19 pandemic response have demonstrated that both internal and external manufacturing activities are subject to disruption and risk. Novartis previously provided clinical supplies for setrusumab, acumapimod, and leflutrozole and certain transitional services. We have transitioned the clinical supply manufacture for these product candidates to CMOs while demonstrating the manufactured product is equivalent to the Novartis form. We have also contracted with CMOs for the clinical supply of etigilimab and alvelestat.

The facilities used to manufacture and test our product candidates must be approved by the FDA, and comparable foreign authorities pursuant to inspections. While we provide oversight of manufacturing activities, we do not and will not control the execution of our manufacturing activities by, and are or will be essentially dependent on, our CMOs for compliance with cGMP or similar foreign requirements for the manufacture of our product candidates. We aim to minimize this risk by entering into quality agreements, by auditing of the CMOs and by ongoing review of all activities linked to product manufacture. Due to this dependence on CMOs, we are potentially subject to the risk that our product candidates may have manufacturing defects that we have limited ability to prevent. If a CMO cannot successfully manufacture material that conforms to our specifications and the regulatory requirements it may delay ongoing clinical studies as we will not be able to secure or maintain regulatory approval for the use of our investigational medicinal product candidates in clinical trials, or for commercial distribution of our product candidates, if approved. In addition, while we have limited direct control over the ability of our CMOs to maintain adequate quality control, quality assurance and qualified personnel, we aim to maintain control through the use of quality agreements and manufacturing supply agreements. If the FDA or the comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would delay our development program and significantly impact our ability to develop, obtain regulatory approval for or commercialize our product candidates, if approved. In addition, any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates, recall our product candidates or that obtained approvals could be revoked. Furthermore, CMOs may breach existing agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreement at a time that is costly or otherwise inconvenient for us. In addition, Novartis has a contractual right to approve or reject any additional CMO we wish to engage for the manufacture of setrusumab, other than those CMOs that we and Novartis have already agreed upon. Following the license of setrusumab to Ultragenyx, CMO capacity in relation to the manufacture of clinical trial and commercial supplies is a key focus and most likely means additional CMO capacity will be a future priority to secure sufficient supplies. If we or our partners were unable to find an acceptable CMO within a reasonable timeframe, our clinical trials could be delayed or our commercial activities could be negatively impacted.

We rely on and will continue to rely on CMOs to purchase from third-party suppliers the raw materials meeting for our specifications that are necessary to produce our product candidates. We do not and will not have control over the process or timing of the acquisition of these raw materials by our CMOs. Moreover, we currently do not have any agreements for the production of these raw materials. Supplies of raw material could be interrupted from time to time and we cannot be certain that alternative supplies could be obtained within a reasonable timeframe, at an acceptable cost, or at all. In addition, a disruption in the supply of raw materials could delay the commercial launch of our product candidates, if approved, or result in a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates. Growth in the costs and expenses of raw materials may also impair our ability to cost effectively manufacture our product candidates. There are a limited number of suppliers for the raw materials that we may use to manufacture our product candidates and we may need to assess alternate suppliers to prevent a possible disruption of the manufacture of our product candidates. The restrictions imposed by various governments, including the United States, United Kingdom and EU, among others, on use of certain raw materials required for the manufacture of therapeutics and vaccines in response to the COVID-19 pandemic has demonstrated this vulnerability.

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

We may be subject to third-party claims including infringement, interference or derivation proceedings, post-grant review and inter partes review before the USPTO, or similar adversarial proceedings or litigation in the U.S. and other jurisdictions. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third- party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block our ability to commercialize the applicable product unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, or methods of treatment, prevention, or use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product unless we obtained a license or until such patent expires or is finally determined to be invalid or unenforceable. In addition, defending such claims would cause us to incur substantial expenses and could cause us to pay substantial damages, if we are found to be infringing a third party’s patent rights. These damages potentially include increased damages and attorneys’ fees if we are found to have infringed such rights willfully. As an example of the foregoing risks, we are aware of a third-party patent family which currently includes a patent granted by the European Patent Office (“EPO”), containing claims that appear to cover the use of etigilimab in the treatment of cancer. The patent owner could assert such patent against us, which could present the foregoing risks and impose limitations in our ability to develop, manufacture or sell etigilimab for such use in the EU, unless we obtain a license under such patent, such patent is determined to be invalid or unenforceable by the EPO or a national court in one or more relevant territories, or such patent is revoked or otherwise limited by the EPO. This patent is currently the subject of ongoing opposition proceedings before the EPO, but there can be no assurance as to the outcome of such proceedings.

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

If we were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness, or non- enablement. Third parties might allege unenforceability of our patents because someone connected with prosecution of the patent withheld relevant information, or made a misleading statement, during prosecution. The outcome of proceedings involving assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity of patents, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. There is a risk that in connection with such proceedings, a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. An adverse outcome in a litigation or proceeding involving one or more of our patents could limit our ability to assert those patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competing product candidates. In addition, if the breadth or strength of protection provided by our patents is threatened, it could dissuade companies from collaborating with us to license, develop, or commercialize our current or future product candidates.

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

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third- party patent which might adversely affect our ability to develop, manufacture and market our product candidates.

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

We are party to agreements with licensors, including Novartis, AstraZeneca, and Ultragenyx under which we in-license certain intellectual property and were assigned, in the case of Novartis, or granted an option to acquire, in the case of AstraZeneca, certain patents and patent applications related to our business. In addition, we are party to agreements with OncXerna and Ultragenyx pursuant to which we have out-licensed certain intellectual property. We may enter into additional license agreements in the future. Our existing license agreements impose and any future license agreements are likely to impose various diligence, milestone payment, royalty, insurance and other obligations on us. Any uncured, material breach under these license agreements could result in the loss of our rights to practice such in-licensed intellectual property, and could compromise our development and commercialization efforts for any current or future product candidates.

We may not be successful in maintaining necessary rights to our product candidates or obtaining patent or other intellectual property rights important to our business through acquisitions and in-licenses.

We currently own and have in-licensed rights to intellectual property, including patents, patent applications and know- how, relating to our product candidates, and our success will likely depend on maintaining these rights. Because our programs may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to continue to acquire, in-license, maintain, or use these proprietary rights. In addition, our product candidates may require specific formulations to work effectively and the rights to those formulations or methods of making those formulations may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights that we identify as necessary for the development and commercialization of our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies also are pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.

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

Our business and operations may suffer, and proprietary information may be lost, in the event of information technology system failures, cyberattacks or deficiencies in our cybersecurity.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, clinical trial data, proprietary business information, personal data and personally identifiable information of our clinical trial subjects and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure and those of our CROs or other contractors or consultants may be vulnerable to attack and damage from computer viruses and malware (e.g., ransomware), cybersecurity threats, unauthorized access, natural disasters, terrorism, war and telecommunications and electrical failures or breached due to employee error, malfeasance, or other disruptions. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

We and certain of our service providers are from time to time subject to cyber security incidents. Although, to our knowledge, we have not experienced any significant system failure, accident or security breach to date, any such event could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and significant regulatory penalties; disrupt our operations; damage our reputation; and cause a loss of confidence in us and our ability to conduct clinical trials, which could adversely affect our reputation and delay our clinical development of our product candidates.

The loss of clinical trial data from completed, ongoing, or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We could also incur liability and the further development and commercialization of our product candidates could be delayed. In addition, we also rely on third parties to manufacture our product candidates, so similar events relating to their computer systems could also have a material adverse effect on our business. Further, our insurance coverage may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

In addition, in response to the COVID-19 pandemic, and continued hybrid working environment, varying parts of our workforce may work remotely on a part or full-time basis. This could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

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

We may not satisfy Nasdaq’s requirements for continued listing. If we cannot satisfy these requirements, Nasdaq could delist our ADSs, which could have an adverse impact on the liquidity and market price of our ADSs.

On November 1, 2022, we received a letter (the “Notification Letter”) from the Listings Qualifications Department of Nasdaq notifying us that our ADSs failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of Nasdaq. We have a compliance period of 180 calendar days, or until May 1, 2023, to regain compliance with Nasdaq’s minimum bid price requirement by maintaining a closing bid price of $1.00 per ADS for a minimum of ten consecutive business days. If at any time during this period the bid price of our ADSs closes at $1.00 per ADS or more for a minimum of ten consecutive business days, Nasdaq will provide us with written confirmation of compliance. We may also transfer to the Nasdaq Capital Market following which we may have an additional 180 calendar days to comply with the minimum bid requirement. We have not yet regained compliance with the Nasdaq’s minimum bid price rule, and our failure to do so could lead to the delisting of our ADSs from Nasdaq.

There can be no assurance that we will be able to comply in the future with Nasdaq’s minimum bid price rule. If we continue to be in non-compliance with the minimum bid price rule and the applicable six-month grace period ends, Nasdaq may commence delisting procedures against us during which we may have additional time of up to six months to correct our non-compliance. If our ADSs were ultimately delisted by Nasdaq, trading of the ADSs could be limited to “over-the-counter” trades and the market liquidity and market price of our ADSs could be adversely affected.

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

Shareholders in countries other than the United Kingdom will suffer dilution if they are unable to participate in future pre- emptive equity offerings.

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

We expect to lose our foreign private issuer status in the future which could result in significant additional costs and expenses.

We expect to lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and if we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than our current reporting and compliance costs. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain Nasdaq corporate governance requirements that are available to foreign private issuers.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to, and intend to, take advantage, for up to five years (until 2024), of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. These exemptions include:

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

Based on our gross income, the average value of our assets, including goodwill, and the nature of the current state of our business, we believe we were a PFIC for the year ended December 31, 2022. There can be no assurance regarding our PFIC status for any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Whether we will be a PFIC in the current or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our goodwill and other intangible assets, is uncertain and may vary substantially over time. In addition, the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year (to the extent applicable) will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC in the current or for any future taxable year. In addition, we may, directly or indirectly, hold equity interests in other entities, including certain of our subsidiaries that are PFICs. Accordingly, U.S. investors should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

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

On December 18, 2020, admission of our ordinary shares to trading on the AIM market of London Stock Exchange plc was cancelled upon our delisting.

We are an Emerging Growth Company. As such, we are eligible to, and intend to, take advantage, for up to five years, of certain exemptions from various reporting requirements applicable to other public companies that are not Emerging Growth Companies, such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act of 2002.

We will remain an Emerging Growth Company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; (iv) the date on which we are deemed to be a Large Accelerated Filer under the Exchange Act, with at least $700 million of equity securities held by non-affiliates.

For information regarding our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

4.B. Business Overview

We are a biopharmaceutical company focused on the development of innovative therapeutics for rare diseases. We have developed a robust portfolio of clinical stage product candidates. Our two rare disease product candidates are setrusumab for the treatment of osteogenesis imperfecta (OI) and alvelestat for the treatment of severe alpha-1-anti-trypsin deficiency-associated lung disease (AATD-LD) and Bronchiolitis Obliterans Syndrome (BOS) following allogenic stem cell transplant.

Following the announcement of the results for setrusumab in a Phase 2b study in adults with OI which demonstrated a dose dependent statistically significant increase in bone mineral density and bone strength, we announced a strategic partnership with Ultragenyx in December 2020 for the development of setrusumab in children and adults with OI. Ultragenyx initiated a pivotal, Phase 2/3 pediatric and young adult study (5-25 years old) in the first half of 2022, with the Phase 3 transition expected in mid-2023. Ultragenyx also intends to initiate a study of pediatric patients under age five with OI in the first half of 2023.

We announced successful completion of a Phase 2, dose-finding study for alvelestat in AATD-LD in May 2022 which demonstrated statistically significant changes in Neutrophil Elastase (NE) activity and biomarkers of disease severity at different time points up to 12 weeks. Further, in October 2022 we announced that Fast Track designation was granted by the U.S. Food and Drug Administration (FDA) for alvelestat in AATD-LD, along with additional program updates. In March 2023, we announced the outcome of the end-of-Phase 2 discussions with the FDA and the EMA (Scientific Advice) and based on clear recommendations from both Agencies, we are designing a single, global, Phase 3 study evaluating the 240 mg dose of alvelestat versus placebo in patients with AATD-LD to support applications for full marketing approvals in both the U.S. and EU. Alvelestat is also in an ongoing Phase 2 investigator-led study in AATD, including in patients who may be on augmentation therapy. This study has enrolled 60 patients with data expected in the third quarter of 2023. Following successful completion of a Phase 1b investigator-sponsored study in patients with BOS following allogenic stem cell transplant, a Phase 2 study was initiated in the second half of 2022.

Our oncology product candidate, etigilimab (an anti-TIGIT antibody), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. We have completed Simon Stage 1 of the open label Phase1b/2 basket study (the ACTIVATE study) evaluating etigilimab in combination with nivolumab in three rare tumors, two specific subtypes of soft-tissue sarcomas, uveal melanoma and testicular germ cell cancer, three gynecological carcinomas, cervical, ovarian and endometrial carcinomas, and any solid tumor with high mutation burden, all in the recurrent/metastatic setting. Etigilimab, in combination with nivolumab, is also in an ongoing investigator-led Phase 1b/2 study in clear cell ovarian cancer at The University of Texas MD Anderson Cancer Center (MD Anderson), financed by the Cancer Focus Fund.

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

Our Pipeline

The following tables summarize our pipeline for our product candidates. We have global commercial rights to alvelestat, etigilimab, acumapimod and leflutrozole and commercial rights to setrusumab in Europe and the U.K. We granted Ultragenyx an exclusive license to develop and commercialize setrusumab in the U.S. and rest of the world, and we have licensed global rights for navicixizumab to OncXerna.

Core Rare Disease Product Candidates

•

Setrusumab (BPS-804/UX143): Setrusumab is a novel antibody designed to inhibit sclerostin, a protein that inhibits the activity of bone-forming cells. Inhibiting sclerostin has been shown to promote increases in bone mineral density through stimulation of bone-formation (through osteoblasts) and inhibition of bone-resorption (through osteoclasts). We are developing setrusumab as a treatment for OI, a rare genetic disease that results in bones that can break easily and is commonly known as brittle bone disease. OI is a debilitating orphan disease for which there are no treatments approved by the FDA or EMA. It is estimated that OI affects a minimum of 25,000 people in the United States and approximately an aggregate of 32,000 people in Germany, Spain, France, Italy and the United Kingdom. We believe setrusumab’s mechanism of action is well suited for the treatment of OI and has the potential to become a novel treatment option for patients that could reduce fractures and improve patient quality of life.

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

Ultragenyx initiated a pivotal Phase 2/3 study in pediatric and young adult patients (5-25 years old) in the first half of 2022 and plans to transition to the Phase 3 part of the study in mid-2023. The objective of the Phase 2/3 study will first focus on determining the optimal dose based on increases in collagen production using serum P1NP levels and an acceptable safety profile. Following determination of the dose, Ultragenyx currently intend to adapt the study into a pivotal Phase 3 stage, evaluating fracture reduction over an estimated 15 to 24 months as the primary endpoint, subject to regulatory review. In the first half of 2023, Ultragenyx initiated a randomized study in OI in children under five with serious bone disease, comparing bisphosphonates to BPS804/UX143. Younger pediatric patients with OI often have a much higher fracture rate than other age groups and a greater medical need, driving clinical urgency for better treatment options. Annualized rate of fractures is the primary end-point in the study.

•

Alvelestat (MPH-966): Alvelestat is a novel, oral small molecule we are developing for the treatment of severe AATD-associated Lung Disease (AATD-LD) and BOS. AATD is a potentially life-threatening, rare, genetic condition caused by a lack of effective alpha-1 antitrypsin (“AAT”). The lungs are normally protected from enzymatic degradation by neutrophil elastase by the AAT protein, but in severe AATD the AAT is either misfolded and fails to be released into the circulation, inactive or completely missing. The degradation of tissue by unopposed neutrophil elastase leads to severe debilitating diseases, including early-onset pulmonary emphysema, a disease that irreversibly destroys the tissues that support lung function. There are an estimated 50,000 patients in North America and 60,000 patients in Europe with severe AATD, although due to underdiagnosis, there are estimated to be approximately 10,000 patients diagnosed in North America. BOS is a progressive, ultimately fatal fibrotic lung disease due to graft versus host disease following stem cell transplant, or lung transplant rejection. An estimated fifty percent of lung transplant recipients will develop BOS by five years post-transplant, with an average survival of less than five years. There are an estimated 10,000 people living with lung transplant and BOS in the US and Europe. Alvelestat is designed to inhibit NE, a neutrophil protease, which is a key enzyme involved in the destruction of lung tissue. We believe the inhibition of NE has the potential to protect patients with AATD-LD from further lung damage. BOS is characterized by anti-organ auto-immune responses, either graft versus host (in SCT) or host versus graft (in lung transplant), exacerbated by elevated neutrophils in the lung and excess NE activity, leading to lung damage through elastin breakdown in the tissue and progressive fibrosis, and ultimately respiratory failure. By inhibiting NE, alvelestat will reduce the accelerating effects of NE-driven inflammation on BOS.

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

We announced successful completion of a Phase 2, placebo-controlled, dose-ranging, proof-of-concept clinical trial in 99 patients with AATD-LD in the United States and the EU in May 2022 which demonstrated statistically significant changes in Neutrophil Elastase (NE) activity and biomarkers of disease severity at different time points up to 12 weeks. We subsequently announced additional Phase 2 data from this study in October 2022 demonstrating the association of biomarker responders in alvelestat-treated patients to improvement in the activity domain of the St George’s Respiratory Questionnaire, but not in patients treated with placebo. No new safety signals were detected in patients with AATD-LD. The most frequent adverse event was of headache which was more frequently observed at the higher doses of alvelestat (120 mg and 240 mg) used in AATD-LD than was observed at lower doses used previous studies in COPD, bronchiectasis and cystic fibrosis, There was evidence of tolerance to headache being induced, and we intend to use a dose-escalation regime for initiation of treatment in future trials. A single treatment-emergent adverse event (TEAE) of liver function abnormality (raised hepatic transaminases, withour meeting Hy’s Law) and one TEAE of prolonged QTc, in which study-drug stopping criteria were met were reported in the Phase 2. Both events fully resolved on study drug cessation. We obtained Fast Track designation for alvelestat for AATD-LD in the U.S. in October 2022. In March 2023, we announced the outcome of the end-of-Phase 2 discussions with the FDA and the EMA. Based on clear recommendations from both Agencies, we are designing a single, global, Phase 3 study evaluating the 240 mg dose of alvelestat versus placebo in patients with AATD-LD to support applications for full marketing approvals in both the U.S. and EU. The proposed Phase 3 study has two independent primary endpoints, i) a Patient-Reported Outcome (PRO), as guided by the FDA, and ii) lung density measured by CT scan, as guided by the EMA.

Alvelestat is also in an ongoing Phase 2 investigator-led study in AATD-LD, including in patients who may be on augmentation therapy, with data expected in the third quarter of 2023.

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

An open-label Phase 1b/2 investigator-sponsored study in BOS following allogeneic stem cell transplant is ongoing. Interim results of Phase 1b were reported in December 2021 showing stabilization or improvement in lung function measured by Forced Expiratory Volume in 1 second, (FEV1) in 6 of 7 patients, and supportive biomarker responses, with reduction in neutrophil elastase and the mature elastin breakdown product (desmosine) and reductions in markers of collagen synthesis associated with fibrosis. Evaluation of the clinical and safety data from 10 patients in Phase 1 supported the dose to be progressed and expansion into the Phase 2 portion of the study was initiated in the second half of 2022.

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

The ACTIVATE open label Phase 1b/2 basket study of Etigilimab in combination with nivolumab in multiple tumor types enrolled 76 patients and has completed Simon Stage 1of the study. Parallel cohorts in the study have focused on three rare tumors, two subtypes of soft-tissue sarcomas, uveal melanoma and testicular germ cell cancer, three gynecological carcinomas, cervical, ovarian and endometrial carcinomas and any solid tumor with high mutation burden, all in the recurrent/metastatic setting.

We enrolled a total of 76 patients in the Phase 1b part of the study. The trial is evaluating objective response rate as a primary endpoint and will also evaluate safety, duration of response, pharmacokinetics, anti-drug antibodies, progression-free survival and additional secondary and exploratory endpoints. The study was designed to expand select cohorts of patients, based on outcomes, to further evaluate responses to etigilimab and anti-PD1. Biomarker analyses will be conducted on tumor tissues and blood samples from treated patients, including quantification of levels of tumor- associated TIGIT, PVR and related biomarkers to evaluate their potential utility for selecting patients most likely to respond to the combination of etigilimab and anti-PD1.

We reported an interim clinical and biomarker data update on this study in September 2022. At the time of the data cut-off, there were 63 efficacy-evaluable checkpoint inhibitor-naïve (CPI-naive) subjects with a minimum of 1 staging scan at 8 (+/-1) weeks and RECIST 1.1 response assessment or documented clinical progression.

We have completed enrollment in an open label Phase1b/2 basket study (the ACTIVATE study) evaluating etigilimab in combination with nivolumab on three rare tumors, two specific subtypes of soft-tissue sarcomas, uveal melanoma and testicular germ cell cancer, three gynecological carcinomas, cervical, endometrial and ovarian carcinomas and any solid tumor with high mutation burden, all in the recurrent/metastatic setting. These indications were selected based on observations of clinical activity in our prior Phase 1a/1b study and/or based on a comprehensive biomarker analysis of solid tumors which revealed tumor types with a high prevalence of expression of TIGIT and its principal ligand poliovirus receptor (PVR) and concordant expression of TIGIT and PD1. The selected tumor types have shown responsiveness to anti-PD1 therapies with response rates generally ranging from 5-20%. The combination of etigilimab and anti-PD1 may lead to improved responses in these patients.

In April 2021, the Company entered into partnership with Cancer Focus Fund for a Phase 1b/2 study of etigilimab in Clear Cell Ovarian Cancer to be conducted at The University of Texas MD Anderson Cancer Center. The Phase 1b/2 study is being financed by Cancer Focus Fund in exchange for upfront consideration of $1.5 million of the Company’s shares and additional payments based on the achievement of certain milestones. Clear cell ovarian cancer is a rare cancer that accounts for approximately 5 to 10% of all ovarian carcinomas in North America. MD Anderson are planning to follow the per protocol procedure to expand the Phase 1b/2 study from an initial 10 patients to 20 patients in the Phase 2 portion of the study.

Our Non-Core Partnered Programs

Following completion of successful Phase 1b or Phase 2 studies the products below are programs which we have successfully partnered.

•

Navicixizumab (OMP-305B83): Navi is a bispecific antibody that inhibits delta-like ligand 4 (DLL4) and vascular endothelial growth factor (VEGF). We acquired this therapeutic product in the merger with Mereo BioPharma 5 (formerly OncoMed). In a Phase 1a clinical trial, Navi demonstrated single agent activity. Following this we conducted a Phase 1b clinical trial in ovarian cancer, in combination with paclitaxel, in platinum-resistant ovarian cancer. A successful FDA Type B meeting was held in July 2019 the potential for accelerated approval was discussed. Navicixizumab has also been granted Fast Track designation by the FDA. In January 2020, Navi was licensed by the Company to OncXerna pursuant to the terms of a global licensing agreement. Under the terms of the contingent value rights agreement between us and Computershare from April 2019 (the “Mereo CVR Agreement”), the holders of contingent value rights are entitled to receive the benefit of certain cash milestone payments made to Mereo under the license agreement. Pursuant to the terms of the Mereo CVR Agreement, if a milestone occurs prior to the fifth anniversary of the closing of the Merger, April 23, 2024, then holders of CVRs will be entitled to receive an amount in cash equal to 70% of the aggregate principal amount received by Mereo after deduction of costs, charges and expenditures set out in detail in the Mereo CVR Agreement. Such milestone payments are also subject to a cash consideration cap, pursuant to which the aggregate principal amount of all cash payments made to holders of CVRs under the Mereo CVR Agreement shall in no case exceed $79.7 million. See “—Material Agreements—CVR Agreement Between Us and Computershare—The NAVI Milestones.”

Our Non-Core Programs Available for Partnering

Following completion of successful Phase 1 or Phase 2 studies the products below are programs which we intend to out-license or sell.

•

Acumapimod (BCT-197): Acumapimod is a p38 MAP kinase inhibitor therapy for treatment during severe acute exacerbations of COPD (AECOPD). In a Phase 2 trial, acumapimod given over 5 days in patients hospitalized with AECOPD demonstrated a statistically significant reduction in re-hospitalization for treatment failure and recurrent exacerbations. Acumapimod was reported to be safe and well tolerated. Following meetings with FDA and EMA a global Phase 3 registrational program has been designed and we intend to explore out-licensing or sale opportunities with third parties for the further development of acumapimod.

•

Leflutrozole (BGS-649): Leflutrozole is an oral inhibitor of aromatase for the treatment of male infertility associated with HH. Excess aromatase in fat tissue reduces testosterone, LH and FSH, leading to HH. In Phase 2 trials, leflutrozole normalized testosterone, increased LH and FSH and was reported to be well- tolerated. Effects on sperm counts supported that future development of leflutrozole should focus on male infertility associated with HH. We intend to explore out-licensing or sale opportunities with third parties for the further development of leflutrozole.

Our Strategy

We intend to become a leading biopharmaceutical company developing innovative therapeutics that aim to improve outcomes for patients with rare diseases. The key elements of our strategy to achieve this goal include:

•

Rapidly develop our product candidates and potentially commercialize our rare disease product candidates. We have completed and announced top-line data on a Phase 2b clinical trial of setrusumab for the treatment of OI in adults in the United States, Europe and Canada. We reported top-line data on the three blinded dose ranging arms in November 2019 with the results supporting progression of setrusumab into a pediatric pivotal study in OI. Following the completion of the dosing part of the study, patients were followed for a further twelve months to examine the off-effects of setrusumab. In September 2020, the FDA granted Rare Pediatric Disease designation to setrusumab for the treatment of OI. Following our completion of the Phase 2b ASTEROID study, we met with both the FDA (end-of-Phase 2 (EOP2) meeting in February 2020) and the EMA (PRIME meeting in May 2020) to discuss the principles of a design of a single Phase 2/3 registrational pediatric study in OI. In December 2020, we signed a license and collaboration agreement for setrusumab in OI with Ultragenyx Pharmaceutical Inc. Ultragenyx initiated a pivotal Phase 2/3 study in young adults and pediatric patients (5-25 years old) in the first half of 2022 and expects to provide an update on the Phase 2 dose ranging part of this study in mid-2023, when the trial will transition into Phase 3. Following selection of the dose for the Phase 3 study, Ultragenyx intend to initiate an additional registrational trial in young pediatric patients ( <5 years old) in the first half of 2023.

We reported successful top-line data from a Phase 2 proof-of-concept clinical trial of alvelestat for the treatment of severe AATD-LD in May 2022 and provided an additional data update in October 2022. We received regulatory feedback on the design of a single, global, pivotal registrational trial for alvelestat in AATD-LD for full approval in Q1 2023 and will now determine the optimum path forward for development of alvelestat towards approval and commercialization, including potential partnering. We also announced the completion and top-line data of a Phase 1b/2 placebo-controlled clinical trial to evaluate the safety and efficacy of alvelestat in hospitalized adult patients with moderate to severe COVID-19 respiratory disease. The investigator-led Phase 1b/2 study in BOS following SCT has completed the Phase 1b stage (10 patients) and commenced the Phase 2 portion of the study in the second half of 2022 to evaluate clinical efficacy on lung function (FEV1) in a 6-month study in up to an additional 24 patients, with expansion for responders to 12 months.

Etigilimab, our lead oncology program, has completed a Phase 1a dose escalating monotherapy study and has been evaluated in a Phase 1b combination study with nivolumab in a range of tumor types. We have also completed enrollment in an open label Phase 1b/2 basket study evaluating our anti- TIGIT in combination with nivolumab in a range of tumor types including three rare tumors, sarcoma, uveal melanoma and germ cell cancer, three gynecological carcinomas, cervical, endometrial and ovarian carcinomas and tumors with high mutation burden. We enrolled a total of 76 patients in the Phase 1b part of the study and we reported an interim clinical and biomarker data update on this study in September 2022.

•

Efficiently advance our other product candidates and explore out-licensing or sale opportunities with third parties for further clinical development and/or commercialization. Our second oncology product, navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered on a global basis with OncXerna. Based on the results from our Phase 2 clinical trial of acumapimod, we plan to enter into one or more strategic relationships with third parties for acumapimod to undertake the next phase of clinical development and, if approved, commercialization. In March 2018, we reported top-line Phase 2b data for leflutrozole for the treatment of HH and in December 2018, we reported positive results from the safety extension study for leflutrozole. We intend to explore out-licensing or sale opportunities with third parties for the further development and commercialization of leflutrozole.

•

Continue to be a partner of choice for pharmaceutical and biotechnology companies. We believe that we are a preferred partner for pharmaceutical and biotechnology companies as they seek to unlock the potential in their development pipelines and deliver therapeutics to patients in areas of high unmet medical need. We have strong relationships with these companies, as evidenced by our agreements with Novartis and AstraZeneca, as well as by the Merger, and a track record of structuring transactions that enable us to leverage our core capabilities while creating value for all stakeholders. We intend to continue to enter into strategic relationships that align our interests with those of pharmaceutical and biotechnology companies and that we believe to be mutually beneficial.

•

Leverage our expertise in business development. Our senior management team has extensive relationships with large pharmaceutical and biotechnology companies. These relationships are important to us as we seek to form strategic partnerships on our product candidates and as appropriate, to grow our pipeline of product candidates in rare diseases.

Therapeutic Candidates

Core Rare Disease Candidates

Setrusumab (BPS-804/UX143) for the Treatment of Osteogenesis Imperfecta

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

Current Treatment Landscape for Osteogenesis Imperfecta

There are no therapies approved by the FDA or European Commission for the treatment of OI. The only treatments available to OI patients are the acute management of fractures as they occur and drugs such as bisphosphonates, which are not approved for this indication but are commonly used off-label in children.

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

Ultragenyx initiated a pivotal Phase 2/3 study in young adults and pediatric patients (5-25 years old) in the first half of 2022 and plans to provide an update on the Phase 2 dose ranging part of this study in mid-2023. The objective of the Phase 2/3 study will first focus on determining the optimized dose based on increases in collagen production using serum P1NP levels and an acceptable safety profile. Following determination of the dose, Ultragenyx currently intend to adapt the study into a pivotal Phase 3 stage, evaluating fracture reduction over an estimated 15 to 24 months as the primary endpoint, subject to regulatory review. In addition, in the first half of 2023, Ultragenyx intends to initiate a randomized study in OI in children under age five with serious bone disease, comparing bisphosphonates to UX143. Younger pediatric patients with OI often have a much higher fracture rate than other age groups and a greater medical need, driving clinical urgency for better treatment options. The annualized rate of fractures is the primary endpoint in the study.

Alvelestat (MPH-966) for the Treatment of Severe Alpha-1-Antitrypsin Deficiency (“AATD”)-Associated Lung Disease and Brochiolitis Obliterans Syndrome (“BOS”)

Overview

We are developing alvelestat for the treatment of severe AATD-LD and BOS. AATD-LD is a potentially life-threatening rare, genetic condition that results in severe debilitating diseases, including early-onset pulmonary emphysema. Alvelestat is a novel, oral small molecule designed to inhibit NE. Scientific data indicate that the increased risk of lung tissue injury in patient with AATD may be due to inadequately controlled NE caused by insufficient AAT. We believe that by inhibiting NE, alvelestat has the potential to reduce the destruction of lung tissue and stabilize clinical deterioration in patients with severe AATD-LD patients. BOS is characterized by anti-organ auto-immune responses, either graft versus host (in SCT) or host versus graft (in lung transplant), exacerbated by elevated neutrophils in the lung and excess NE activity, leading to lung damage through elastin breakdown in the tissue and progressive fibrosis, and ultimately respiratory failure. By inhibiting NE, alvelestat will reduce the accelerating effects of NE-driven inflammation on BOS.

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

AATD is the result of a mutation of the SERPINA1 gene. Most people with severe AATD inherit two copies of the defective PiZ allele, or gene variant, of the SERPINA1 gene, resulting in a PiZZ genotype. Patients with a PiZZ genotype have approximately 15% of normal AAT levels. Individuals who inherit two copies of the Null allele, resulting in a Null/Null genotype, do not produce any AAT. These two groups are at very high risk of developing lung disease. AATD patients with the PiZZ genotype experience loss of lung tissue as measured by lung density on computed tomographic (CT) scanning, a decline in FEV1, a standard measure of exhalation and poor quality of life. Respiratory disease can progress to need for chronic oxygen therapy, lung transplant and death. The annual mortality rate in this genotype estimated to be 4%. Given that individuals with the Null/Null genotype do not produce any AAT, we believe that they are likely to experience an even greater annual decline in FEV1.

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

We believe that current therapies for AATD are inadequate. Surgical options are limited to a few patients, are highly invasive, have variable results, and do not address the underlying pathology of AATD. AAT augmentation therapy, while FDA approved, was not approved on the basis of clinical outcome data. In Europe Regulatory approval was on efficacy based on slowing of CT density decline, without effects on other measures such as FEV1 or patient-reported outcome. Further, AAT augmentation therapy is generally not reimbursed and thus is not currently available to patients in several jurisdictions, including some key European markets. In addition, AAT augmentation therapy requires potentially inconvenient weekly intravenous infusions.

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

Our Approach

Our product candidate for treating severe AATD is alvelestat, a potent, specific oral small molecule that is designed to inhibit NE. We believe that by inhibiting NE, alvelestat has the potential to reduce the enzymatic destruction of lung tissue. Furthermore, we believe that convenient oral dosing of alvelestat could provide a significant advantage compared to the current treatments for AATD of surgery or weekly intravenous AAT augmentation therapy. In our clinical development programs, we intend to generate data to allow healthcare authorities to take evidence-based decisions. We do not expect alvelestat to be effective in hepatic disease which is due to the damaging effect of accumulated abnormal ZZ protein in the liver, rather than the protein deficiency. Liver disease occurs in approximately 10% cases of severe AATD, predominantly in children.

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

Clinical Development of Alvelestat

Phase 2 Clinical Trials

Although prior clinical trials of alvelestat were in respiratory indications other than AATD, we believe that the clinical benefit observed in these trials and the biomarker evidence of treatment effect make alvelestat a promising potential product candidate for treating severe AATD. In particular, we believe the results from the Phase 2 clinical trials in bronchiectasis and CF are most relevant in assessing alvelestat’s potential to treat severe AATD.

Phase 2 Clinical Trials in AATD

We successfully completed a Phase 2 proof-of-concept clinical trial of alvelestat in patients with severe AATD with emphysema in the United States and Europe. Due to the effects of the COVID-19 pandemic on this vulnerable population and the impact on enrollment timelines, we closed the study to enrollment at 99 patients at the end of 2021. This is lower than the protocol defined number of patients in the original study design. This was a 12-week, double-blind, placebo-controlled clinical trial examining two doses of alvelestat compared to placebo with three primary endpoints along the pathogenic pathway of lung disease in AATD patients. These primary endpoints were plasma desmosine (a biomarker of protease-driven elastin breakdown), Aα-Val360, a specific biomarker of NE proteolytic activity, and neutrophil elastase activity in blood. Secondary endpoints were safety, exacerbation frequency, and pharmacokinetics. Exploratory endpoints were St. Georges Respiratory Questionnaire (SGRQ) which is a patient-reported outcome of Respiratory Health Status and lung function tests, including FEV1.

We enrolled only adult patients with PiZZ or Null/Null genotypes or rare genotypes with severe deficiency of alpha-1 antitrypsin (<11 microMolar) with confirmed emphysema, who have not received AAT augmentation therapy or have undergone a wash-out period following AAT augmentation therapy.

Following successful completion of the Phase 2 study, we received regulatory feedback from end-of-Phase 2 meetings with FDA and the EMA related to our alvelestat program for the treatment of severe AATD-LD. Based on clear recommendations from the FDA and the EMA, the Company is designing a single, global, Phase 3 study evaluating the 240 mg dose of alvelestat versus placebo in patients with severe AATD-LD to support applications for full marketing approvals in both the U.S. and EU. The Company’s proposed Phase 3 study has two independent primary endpoints, i) a Patient- Reported Outcome (PRO), as guided by the FDA, and ii) lung density measured by CT scan, as guided by the EMA.

The proposed primary endpoints are based on changes in the St. George’s Respiratory Questionnaire (SGRQ) Activity domain and in lung density measured by CT scan. Additional supportive secondary endpoints are being proposed, including biomarker-based endpoints that may provide sufficient data to validate the biomarkers for future studies.

If successful, this proposed Phase 3 study, with an expected duration of 12-18 months and an enrollment target of approximately 200 patients, is expected to support full regulatory approvals in both the U.S. and EU without an additional confirmatory trial. This could provide the Company with a path to full approval of alvelestat based on a Phase 3 trial similar in size and length to what would be required for an accelerated or conditional approval based on biomarkers. Mereo also believes that this proposed study, if successful, will support more productive initial reimbursement discussions with payors following potential regulatory approvals.

An investigator-led, placebo-controlled-Phase 2 study in AATD is ongoing in the US. This has enrolled 60 patients with SZ as well as ZZ or Null/Null and rare severe mutations, and includes dosing alvelestat on top of stable augmentation. This study will provide additional supportive data for use of alvelestat. No safety signals of concern have been detected through the regular Independent Data Monitoring Committee review.

We received an investment from, and are collaborating with, the venture philanthropy arm of the Alpha-1 Foundation, The Alpha-1 Project Inc (“TAP”), with respect to our alvelestat development program. TAP is investing in the program subject to our meeting agreed-upon development milestones. We also agreed to issue warrants to TAP to subscribe for shares in us, at certain future dates and subject to TAP making agreed-upon investments in the alvelestat development program. On October 8, 2018, we entered into a funding agreement with TAP, which provided for funding of up to $0.4 million. On November 1, 2018, the first tranche of $0.1 million was received and as a result we issued 41,286 warrants to subscribe for our ordinary shares at an exercise price of £0.003 per share. On April 21, 2022, the second tranche of $0.2m was received, and 1,101,683 warrants to subscribe for our ordinary shares were issued at an exercise price of £0.003 per share.

Phase 1b/2 Clinical Trial in Bronchiolitis Obliterans Syndrome (BOS)

An investigator-sponsored open-label Phase1b/2 study in Bronchiolitis Obliterans Syndrome (BOS) following allogeneic stem cell transplant is being conducted to inform a potential future indication expansion strategy. The study uses within patient dose escalation from 60 mg BID up to 240 mg BID, over the initial 8 weeks of study, with treatment continued for up to 6 months. Interim results from 7 patients enrolled in the Phase 1b study were reported in December 2021 showing stabilization or improvement in lung function measured by Forced Expiratory Volume in 1 second, (FEV1) in 6 of 7 patients, and supportive biomarker responses, with reduction in neutrophil elastase and the mature elastin breakdown product (desmosine) and reductions in markers of collagen synthesis associated with fibrosis. The Phase 1b component (10 patients) has completed enrollment. Review of the safety and efficacy data from Phase 1 enabled the decision on the optimal dose and the study will progress to enroll up to an additional 24 patients to assess primary lung function endpoint in the Phase 2 component, with initiation in the second half of 2022. No safety signals have been detected in this study.

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

We have completed enrollment in an open label Phase1b/2 basket study (the ACTIVATE study) evaluating etigilimab in combination with nivolumab on three rare tumors, two specific subtypes of soft-tissue sarcomas, uveal melanoma and testicular germ cell cancer, three gynecological carcinomas, cervical, endometrial and ovarian carcinomas and any solid tumor with high mutation burden, all in the recurrent/metastatic setting. These indications were selected based on observations of clinical activity in our prior Phase 1a/1b study and/or based on a comprehensive biomarker analysis of solid tumors which revealed tumor types with a high prevalence of expression of TIGIT and its principal ligand poliovirus receptor (PVR) and concordant expression of TIGIT and PD1. The selected tumor types have shown responsiveness to anti-PD1 therapies with response rates generally ranging from 5-20%. The combination of etigilimab and anti-PD1 may lead to improved responses in these patients.

We enrolled a total of 76 patients in the Phase 1b part of the study. The trial is evaluating objective response rate as a primary endpoint and is also evaluating safety, duration of response, pharmacokinetics, anti-drug antibodies, progression-free survival and additional secondary and exploratory endpoints. The study was designed to expand select cohorts of patients, based on outcomes, to further evaluate responses to etigilimab and anti-PD1. Biomarker analyses have been conducted on tumor tissues and blood samples from treated patients, including quantification of levels of tumor- associated TIGIT, PVR and related biomarkers to evaluate their potential utility for selecting patients most likely to respond to the combination of etigilimab and anti-PD1.

We reported an interim clinical and biomarker data update on this study in September 2022. At the time of the data cut-off, there were 63 efficacy-evaluable checkpoint inhibitor-naïve (CPI-naive) subjects with a minimum of 1 staging scan at 8 (+/-1) weeks and RECIST 1.1 response assessment or documented clinical progression.

As at the cut-off date, there 3/7 CPI-naïve cervical cancer subjects who had confirmed complete responses (cCRs), with duration on study of >143 days, 162 days and > 284 days. Two additional patients had stable disease (SD). Overall, the cervical cancer cohort had an objective response rate of 43% and a disease control rate of 71%.

Additionally, as of the cut-off date, 1/6 CPI-naïve metastatic uveal melanoma subjects had confirmed partial response (cPR) at >347 days and 2 subjects had SD for 175 and 294 days for an ORR of 17% and DCR of 50%.

Biomarker data presented at ESMO 2022 evaluated tumors for baseline expression of PVR, TIGIT, PD-L1 and CD 226 by multiple modalities including immunohistochemistry (IHC) assays. High PVR expression was observed in subjects with decreases in target lesions (TL) from baseline and RECIST 1.1 responses. Additional noteworthy responses observed in subjects with cancer types not typically responsive to CPI monotherapy, with tumors that had high PVR expression and were either PD-L1 negative (CPS <1%), or PD-L1 low (CPS≤3%) include, (i) an ovarian PR (-80% target lesion (TL) decrease, ongoing >255 days, PD-L1 negative), (ii) an endometrial PR (-69% TL decrease, ongoing >150 days, MMR proficient, PD-L1 CPS=3%), (iii) a dedifferentiated liposarcoma PR (-80% TL decrease, ongoing cPR >267 days, high TIGIT, PD-L1 CPS=1%), and (iv) a recurrent/metastatic testicular GCT patient with stable, near normalization of elevated tumor marker alpha feto protein (doing well clinically on study >127 days), PD-L1 negative. The presentation at ESMO 2022 demonstrated robust target engagement in patients as evidenced by significant decreases in peripheral T regulatory cells while maintaining circulation levels of CD8 cells. Increases in proliferating T-cells subsets (CD8, CD4), proliferating NK cells, and intracellular cytokines (IFNg, IL2, and TNFa) were observed and sustained longitudinally. Additionally, etigilimab plus nivolumab reduced TPEX cells (CD8+CCR7+PD1+TIGIT+), progenitor cells believed to be committed to an exhausted-like fate. Further data was reported showing reductions in circulating tumor DNA (ctDNA) measured at ~5-6 weeks post-treatment correlated with clinical benefit.

In April 2021, the Company entered into a partnership with Cancer Focus Fund for a Phase 1b/2 study of etigilimab in clear cell ovarian cancer to be conducted at The University of Texas MD Anderson Cancer Center. The Phase 1b/2 study of etigilimab in combination with nivolumab, in clear cell ovarian cancer, is being financed by Cancer Focus Fund in exchange for upfront consideration of $1.5 million of the Company’s shares and additional payments based on the achievement of certain milestones. Clear cell ovarian cancer is a rare cancer that accounts for approximately 5 to 10% of all ovarian carcimomas in North America. MD Anderson are planning to follow the per protocol procedure to expand the Phase 1b/2 study from an initial 10 patients to 20 patients in the Phase 2 portion of the study.

We have worldwide rights to etigilimab.

Partnered Programs and Programs Available for Partnering

Navicixizumab (OMP-305B83) for Treatment of Ovarian Cancer

We acquired Navicixizumab (“Navi”) in the Merger. In January 2020, we out-licensed Navi to OncXerna. See “— Material Agreements—Licensing Agreement for Navicixizumab.” In addition, Navi is the subject of the CVR Agreement which sets forth certain rights and obligations of us with respect to Navi. See “—Material Agreements—CVR Agreement Between Us and Computershare—The NAVI Milestones.”

In September 2022, OncXerna announced the initiation of dosing in a Phase 2 basket trial evaluating the anti-DLL4/VEGF bispecific antibody navicixizumab, alone or in combination with chemotherapy, in patients with select advanced solid tumors. The trial is a multicenter, open-label, signal finding study with cohorts in colorectal and triple negative breast cancer currently open for enrollment. The colorectal cancer cohort is evaluating navicixizumab alone and in combination with irinotecan, while the triple negative breast cancer cohort is evaluating navicixizumab alone and in combination with paclitaxel. Per the trial protocol, two additional cohorts designed to enroll patients with ovarian cancer and gastric or gastroesophageal cancer may be opened in the future.

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

Leflutrozole (BGS-649) for the Treatment of Hypogonadotropic Hypogonadism (HH)

Overview

Leflutrozole is in development for the treatment of infertility associated with HH in obese and overweight men. Leflutrozole is a once-weekly oral aromatase inhibitor designed to normalize testosterone levels. In Phase 2 trials leflutrozole was also shown to increase fertility parameters.

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

In February 2022, we received a milestone payment of $2.0 million (£1.5 million) under the Navi License Agreement with OncXerna. An associated payment was made to the former shareholders of Mereo BioPharma 5, Inc. under the CVR Agreement of a total of $0.9 million (£0.7 million), after deductions of costs, charges and expenditures.

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

On January 13, 2020, we entered into a global license agreement with OncXerna for the development and commercialization of Navi. Eligible cash milestone payments pursuant to the NAVI Agreement (as defined in the CVR Agreement) will include each cash milestone payment payable to our Company or one or more of our subsidiaries pursuant to a NAVI Agreement (or any agreement contemplated by such NAVI Agreement), except for any (i) royalty or similar sales- based payment that is measured, in whole or in part, by reference to the quantity of Navi that is produced or sold or the revenues (or a formula that makes reference to such revenues) derived therefrom and (ii) for the avoidance of doubt only, any fees for service, research and development funding, reimbursement of intellectual property filing, prosecution, litigation and maintenance-related expenses or reimbursement of manufacturing expenses received from a counterparty pursuant to a NAVI Agreement.

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

If a NAVI Milestone occurs at any time prior to the fifth anniversary of the closing of the Merger, being April 23, 2024, and on each such occurrence, then, thirty days following the achievement thereof, we are obligated to notify the rights agent and pay the amounts owed pursuant to the NAVI Agreement.

The receipt of the upfront milestone payment of $4.0 million by us under the Navi License Agreement with OncXerna in January 2020 resulted in a payment to CVR holders of approximately 1.2 cents per CVR, a total of approximately $0.5 million, after deductions of costs, charges and expenditures.

The receipt of the milestone payment of $2.0 million by us under the Navi License Agreement with OncXerna in February 2022 resulted in a payment to CVR holders of approximately 2.3 cents per CVR, a total of approximately $0.9 million, after deductions of costs, charges and expenditures.

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

Novartis Loan Note

On February 10, 2020, we entered into a £3.8 million convertible loan note instrument with Novartis pursuant to which we issued 3,841,479 unsecured convertible loan notes (the “Novartis Loan Note”) with a maturity date of February 10, 2023, and warrants to purchase 1,449,614 ordinary shares, exercisable until February 2025.

On February 10, 2023, we amended the Novartis Loan Note, extending the maturity date to February 10, 2025. Pursuant to the amendment and a new warrant instrument, interest accrued to the amendment date was paid in cash, and warrants to purchase 2,000,000 ordinary shares at an exercise price of £0.150 per ordinary share were issued and are exercisable until February 10, 2028.

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

Following the passing of resolutions at our General Meeting on June 30, 2020, the Loan Notes automatically converted into ordinary shares of £0.003 each in the capital of the Company except that no new ordinary shares were issued which would result in any person holding in excess of 9.99 percent of the aggregate voting rights in the Company as a result of the relevant conversion. Accordingly, the automatic conversion resulted in Loan Notes in an aggregate principal amount of £21.8 million (together with accrued interest) converting into 125,061,475 ordinary shares on June 30, 2020. As of December 31, 2022, Loan Notes in an aggregate principal amount of £6.2 million remained outstanding and convertible into ordinary shares or ADSs in accordance with their terms.

The Purchasers also received warrants entitling the holders to subscribe for an aggregate of 161,048,366 new ordinary shares. As of December 31, 2022, there were 144,943,535 warrants outstanding to purchase ordinary shares at an exercise price of £0.348 per ordinary share, exercisable until June 30, 2023 and subject to the terms of the warrants. In accordance with the terms of the warrants, holders may elect to exercise their warrants on a cashless basis.

Cooperation Agreement with Rubric Capital Management LP

On October 28, 2022, Mereo entered into a cooperation agreement (the “Cooperation Agreement”) with Rubric Capital Management LP, the Company’s largest shareholder. Pursuant to the Cooperation Agreement, four new directors, Dr. Annalisa Jenkins, Dr. Daniel Shames, Mr. Marc Yoskowitz and Mr. Justin Roberts, were subsequently appointed to the Company’s Board of Directors on November 10, 2022. Concurrent with these appointments taking effect, directors Dr. Peter Fellner, Dr. Brian Schwartz, Dr. Abdul Mullick and Ms. Anne Hyland resigned from the Board.

Manufacturing

We do not own or operate manufacturing facilities for the production of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We have entered into manufacturing agreements with a number of drug substance, drug product, and other manufacturers and suppliers for alvelestat, etigilimab, acumapimod and leflutrozole and we intend to enter into additional manufacturing agreements as necessary. Following our license of alvelestat, we acquired certain clinical trial materials and we subsequently outsourced production of further clinical supplies to our own manufacturing suppliers. We also outsource certain product formulation trials. We expect that drug product pre- validation and validation batches will be manufactured to satisfy regulatory requirements where we progress product candidates to late-stage trials.

We intend to enter into contractual relationships for the manufacture of commercial supplies for setrusumab, alvelestat and etigilimab, if approved for commercial sale. Any batches of product candidates for commercialization will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA, the EMA, and the regulatory agencies of other jurisdictions in which we are seeking approval. We employ internal resources to manage our manufacturing contractors and ensure they are compliant with current good manufacturing practices.

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

Competition

We compete directly with other biopharmaceutical and pharmaceutical companies that focus on the treatment of solid tumor cancers and hematologic cancers, OI, AATD, AECOPD or male infertility. We may also face competition from academic research institutions, governmental agencies and other various public and private research institutions. We expect to face increasingly intense competition as new technologies become available. Any product candidates, including setrusumab, alvelestat, etigilimab, acumapimod and leflutrozole that we or our partners successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

We consider setrusumab’s current closest potential competitors in development for the treatment of OI to be Amgen and UCB’s anti-sclerostin antibody, romosozumab (Evenity), which was approved for osteoporosis in the United States in April 2019 and in December 2019 in Europe. In addition, Jiangsu Hengrui has commenced Phase 1 development of an anti-sclerostin antibody for osteoporosis in China, and Transcenta Holding has licensed the Chinese rights to the anti-sclerostin antibody blosozumab from Eli Lilly and Company (“Lilly”) and plans to develop it for osteoporosis. Baylor College of Medicine has conducted a Phase 1 open label trial of fresolimumab, a TGF-B inhibitor, in adult OI patients, and Sanofi is conducting a Phase 1 trial of SAR439459, a related TGF-B inhibitor, in adult OI patients. Amgen has also conducted two studies of denosumab (Prolia) an anti-resorptive agent in pediatric patients with OI, however, both studies were terminated.

We consider alvelestat’s current closest potential competitors for the treatment of severe AATD to be alpha-1- proteinase inhibitors that are administered intravenously in AAT augmentation therapy. Currently, there are four inhibitors on the market in the United States and the EU: Prolastin-C from Grifols, S.A. (“Grifols”), Aralast from Shire plc, now a subsidiary of Takeda Pharmaceutical Company Ltd (“Shire”), Zemaira from CSL Limited (“CSL”), and Glassia from Kamada Ltd. (“Kamada”). Kamada is also developing an inhaled version of augmentation therapy which is in Phase 3, and has a recombinant alpha-1 antitrypsin in early development. InhibRx, Inc. (“InhibRx”) has completed a Phase 1 trial of INBRX-101, a recombinant human alpha-1 antitrypsin Fc fusion protein (rhAAT-Fc) for replacement therapy, and plans to initiate a potential registration study for potential accelerated approval. Apic Bio, Inc. (“Apic Bio”) is in the early stages of developing a dual function vector (df-AAV) gene-therapy approach for AATD silencing the mutant Z-AAT protein and augmenting wildtype M-AAT production. Wave Life Sciences is in early stages of development of RNA base-editing oligonucleotide (WVE-0006) to restore wild-type protein in lung and liver disease, a program that has been recently partnered with GSK. Intellia Therapeutics is in early stages of developing CRISPR/Cas9 -based insertion of normal SERPINA1 gene, targeting lung disease (NTLA-3001). Peak Bio acquired an oral NE inhibitor, PHP-303 from Ph Pharma in March 2022. Peak Bio plans to conduct a Phase 2 proof-of-concept clinical trial in patients with severe AATD with trial initiation, potentially, in 2023 once they have received the necessary funding. Vertex Pharmaceuticals Inc. (“Vertex”) has a small molecule corrector program for AATD in a Phase 1 trial focused on the liver disease, following Phase 2 trials with two other molecules with the same mechanism of action that were discontinued due to toxicity and efficacy. Centessa (previously Z-factor) was previously in a Phase 1trial with ZF874 protein folding corrector for Z-AATD but this has been terminated. Biomarin is in early stages of development of a small molecule corrector (BMN 349). There are no therapies with regulatory approval for Bronchiolitis Obliterans Syndrome (“BOS”) following SCT or lung transplant. We consider alvelestat’s closest potential competitors to be the Janus Kinase (JAK1) inhibitor, itacitinib, and JAK2 inhibitor, ruxolitinib, (Incyte Corporation) in Phase 1/Phase2 studies in lung transplant-associated and SCT-associated BOS, respectively; AI Therapeutics inhaled formulation of sirolimus (LAM-001) in Phase 1 for BOS in lung transplant; Isopogen allogeneic bone marrow derived Mesenchymal Stem Cells for Chronic Lung Allograft Dysfuntion (CLAD) in Phase 1 (NCT02709343 ); and liposomal inhaled cyclosporin-A (Zambon) in Phase 2 in BOS following SCT and in Phase 3 global pivotal trials in BOS associated with lung transplant. In other disease indications, we consider alvelestat’s closest potential competitors to be Santhera Pharmaceuticals (“Santhera”) which has in-licensed the inhaled NE inhibitor POL6014 and has completed a multiple ascending dose study, in the initial indication of CF; and CHF-6333 is an inhaled human NE inhibitor that has completed a Phase 1 trial by Chiesi Farmaceutici S.p.A. (“Chiesi”) for the treatment of non-cystic fibrosis bronchiectasis and CF.

We consider etigilimab’s current closest potential competitors to include other anti-TIGIT agents being developed by companies including Roche, Merck, iTeos and GSK, Beigene/Novartis, Seattle Genetics, Inc., Arcus/Gilead and Compugen amongst others. In addition, there are other combinations of existing cancer therapies available commercially for example, Yervoy and Opdivo and Opidivo or Keytruda in combination with chemotherapy agents. There are a number of bispecific antibodies with an anti-TIGIT arm in development including a Phase 3 program in NSCLC being developed by AstraZeneca. There are also a number of other agents in development to other immuno-oncology targets that could compete with an anti-TIGIT approach, for example anti-LAG3.

For acumapimod, although we are not aware of any approved therapies for the treatment of AECOPD, there are a wide range of established therapies available for COPD as well as a number of product candidates in development, with Verona Pharma plc (“Verona Pharma”), GlaxoSmithKline plc. (“GlaxoSmithKline” or “GSK”), and AstraZeneca each conducting Phase 2/3 trials on drugs for the treatment of COPD. In addition, Pulmatrix, Inc. (“Pulmatrix”) has PUR1800, a narrow-spectrum kinase inhibitor (NSKI) that completed a Phase 1b trial in COPD. We consider acumapimod’s current closest potential competitor in development for the treatment of AECOPD to be Verona Pharma’s nebulized and inhaled ensifentrine (RPL554), a PDE3 / PDE4 dual inhibitor that is currently being developed as a bronchodilator and anti-inflammatory agent for COPD, Asthma and Cystic Fibrosis patients. In August 2022 Verona announced positive results (FEV1 and AECOPD exacerbation frequency) from two Phase 3 trials (ENHANCE-1 and ENHANCE-2) in COPD.

We consider leflutrozole’s current closest potential competitors for the treatment of male infertility due to HH are Follicle Stimulating Hormone (FSH), injectable recombinant follitropin alpha (Gonal-F, Serono) which is FDA approved for male infertility. Injectable Human Chorionic Gonadotropin (HCG) is not approved for male infertility, but is used ‘off-label.’ AZD-5904 (myeloperoxidase inhibitor) from the AstraZeneca and St George Street Capital collaboration is in a Phase 1b trial for idiopathic male infertility.]

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

The key competitive factors affecting the success of setrusumab, alvelestat, etigilimab, acumapimod and leflutrozole, if approved, are likely to be their efficacy, safety, dosing convenience, price, the effectiveness of companion diagnostics in guiding the use of related therapeutics, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize product candidates that are safer, more effective, less expensive, more convenient or easier to administer or have fewer or less severe side effects than any product candidates that we may develop. Our competitors may also obtain FDA, EMA or other regulatory approval for their product candidates more rapidly than we may obtain approval for our own product candidates, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if setrusumab, alvelestat, etigilimab, acumapimod or leflutrozole achieve marketing approval, they may be priced at a significant premium over competing product candidates if any have been approved by then, potentially reducing our market opportunity. For more information, please see “Risk Factors—Risks Related to Commercialization—We operate in a highly competitive and rapidly changing industry, which may result in others acquiring, developing, or commercializing competing product candidates before or more successfully than we do.”

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

Our intellectual property is held by our wholly owned subsidiaries. As of December 31, 2022, our patent portfolio comprises approximately 600 issued patents and approximately 140 pending patent applications on a global basis.

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

Setrusumab (BPS-804/UX143)

As of December 31, 2022, we have 124 patents globally (including four issued U.S. patents) and 25 patent applications globally (including a pending U.S. patent application) relating to setrusumab and its use for the treatment of OI. A first patent family includes three issued U.S. patents and 86 corresponding issued foreign patents that relate to the setrusumab antibody, nucleic acids encoding setrusumab, processes for producing setrusumab, and setrusumab’s use as a medicament. Patents emanating from this first patent family expire in 2028 (not accounting for any available patent term extension). We also have two additional patent families, including an issued U.S. patent and 34 issued foreign patents that relate to methods of using anti-sclerostin antibodies, including setrusumab, for the treatment of OI. Patents emanating from these additional patent families expire in 2037 (not accounting for any available patent term extension). Beyond these patents and patent applications, we jointly own with Ultragenyx one additional patent family relating to dosing regimens for the use of anti-sclerostin antibodies, including setrusumab, in the treatment of OI; we expect any patents emanating from this patent family to expire in 2042 (not accounting for any available patent term extension). In December 2020, we entered into a license and collaboration agreement with Ultragenyx for setrusumab for OI, under which Ultragenyx have exclusive rights under all setrusumab patent families outside of Europe. See “—Licensing Agreement with Ultragenyx for setrusumab.”

On February 3, 2023, Ultragenyx, Mereo BioPharma 3 Limited, UCB Pharma SA (“UCB”) and Amgen Inc. (“Amgen”) entered into a non-exclusive worldwide, royalty-free license to research, develop, and commercialize setrusumab in osteogenesis imperfecta under certain UCB/Amgen-owned patent rights related to anti-sclerostin compounds and their uses.

Alvelestat (MPH-966)

As of December 31, 2022, our patent portfolio relating to our product candidate alvelestat consisted of three issued U.S. patents, no pending U.S. patent applications, 36 issued or allowed foreign patents and two pending foreign patent applications. These patents have all been licensed under our agreement with AstraZeneca. See “Business—Material Agreements—Licensing Agreement with AstraZeneca.” These issued patents and patent applications, if issued, include claims directed to 2-pyridone derivatives as NE inhibitors and their uses as well as claims to polymorphs of the tosylate salt of a 5-pyrazolyl-2-pyridone derivative, with expected expiry dates between 2024 and 2030.

Our patent portfolio relating to our product candidate alvelestat also includes one pending international patent application filed under the PCT, three pending U.S. patent applications and seventeen pending foreign patent applications which have been filed subsequent to the license agreement with AstraZeneca. These patent applications, if issued, include claims directed to dosing regimes of alvelestat and methods of treatment using alvelestat with expected expiry dates between 2040 and 2042.

Etigilimab (MPH-313)

As of December 31, 2022, our patent portfolio relating to our therapeutic candidate etigilimab consisted of four granted U.S. patents and two pending U.S. patent applications, as well as corresponding patent applications in major foreign jurisdictions.

The patent portfolio relating to our therapeutic candidate etigilimab contains one core patent family that covers the product per se as well as medical uses thereof. This patent family currently consists of two granted U.S. patents, fifty-five granted or allowed foreign patents and fifteen pending foreign patent applications. Patents that issue from this core family are generally expected to expire in 2036.

The portfolio also includes a second patent family that relates to specific methods of treatment using etigilimab. This patent family currently consists of two granted U.S. patents, one US pending patent application, and 5 granted or allowed foreign patents and 5 pending foreign patent applications. Any patents that issue from this family are generally expected to expire in 2037.

The portfolio also includes two PCT patent applications and one US provisional patent application. Any patents that issue from these families are generally expected to expire between 2042 and 2043.

Navicixizumab (OMP-305B83)

As of December 31, 2022, our patent portfolio relating to Navi consisted of 21 issued or allowed U.S. patents and two pending U.S. patent applications, as well as corresponding patents or patent applications in major foreign jurisdictions.

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

Acumapimod (BCT-197)

As of December 31, 2022, our patent portfolio relating to our product acumapimod consisted of 14 issued or allowed U.S. patents, 2 pending U.S. patent applications, 293 issued or allowed foreign patents and 51 pending foreign applications. These issued patents and patent applications, if issued, include claims directed to 5-membered heterocycle-based p38 kinase inhibitors, the use of a pyrazole derivative in the treatment of AECOPD, dosage regimens of acumapimod, the use of acumapimod in the treatment of specific patient subpopulations, methods of producing specific polymorphs of acumapimod and synthetic methods of production of acumapimod with expected expiry dates between 2024 and 2039.

Leflutrozole (BGS-649)

As of December 31, 2022, our patent portfolio relating to our product leflutrozole consisted of four issued U.S. patents and 92 issued foreign patents. These issued patents and patent applications, if issued, include claims directed to leflutrozole formulations and the use of leflutrozole in treating hypogonadism according to a specific dosing regimen, with expected expiry dates between 2032 and 2037.

Government Regulation

Among others, the FDA, U.S. Department of Health and Human Services Office of Inspector General, CMS and comparable regulatory authorities in state, local and foreign jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs such as those we are developing. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates.

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

The process required by the FDA before a drug or biologic may be marketed in the United States generally involves the following:

•	completion of pre-clinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s Good Laboratory Practice (“GLP”) regulations and other applicable regulations;

•	submission to the FDA of an investigational new drug application (an “IND”), which must become effective before human clinical trials may begin;

•	approval by an independent Institutional Review Board (“IRB”) at each clinical site before each trial may be initiated;

•	Good Clinical Practice (“GCP”) requirements to evaluate the safety, purity, potency and/or efficacy of the product candidate for its intended use;

•	submission to the FDA of an NDA or BLA after completion of all pivotal trials;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current Good Manufacturing Practice (“cGMP”) requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of potential FDA audits of clinical trials sites and the sponsor’s clinical trial records to assure compliance with GCPs and the integrity of the clinical data; and

•	payment of user fees, if applicable, and FDA review and approval of the NDA or BLA;

Pre-clinical Studies

Once a product candidate is identified for development, it enters the preclinical testing stage. Pre-clinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the pre-clinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. An IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the trial includes an efficacy evaluation. Some pre-clinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns about on-going or proposed clinical trials or non-compliance with specific FDA requirements, and the trials may not begin or continue until the FDA notifies the sponsor that the hold has been lifted.

Clinical Trials

Clinical trials involve the administration of the investigational new drug or biologic to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which among other things, include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives or endpoints of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

In addition, an IRB must review and approve the plan for a clinical trial. This can be a central or local IRB. In the case of a central IRB a single IRB will be the source of record for all sites in a trial; otherwise, a local IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial. Information about certain clinical trials must also be submitted within specific timeframes to the National Institutes of Health for public dissemination on their website, www.clinicaltrials.gov.

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

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of a BLA or NDA.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMPs. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Rare Pediatric Disease Priority Review Voucher Program

In 2012, Congress authorized the FDA to award priority review vouchers to sponsors of certain rare pediatric disease product applications. This program is designed to encourage development of new drug and biological products for prevention and treatment of certain rare pediatric diseases. Specifically, under this program, a sponsor who receives an approval for a drug or biologic for a “rare pediatric disease” may qualify for a voucher that can be redeemed to receive a priority review of a subsequent marketing application for a different product.

The sponsor of a rare pediatric disease drug product receiving a priority review voucher may transfer (including by sale) the voucher to another sponsor. The voucher may be further transferred any number of times before the voucher is used, as long as the sponsor making the transfer has not yet submitted the application. The FDA may also revoke any priority review voucher if the rare pediatric disease drug for which the voucher was awarded is not marketed in the U.S. within one year following the date of approval.

For purposes of this program, a “rare pediatric disease” is a (a) serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years, including age groups often called neonates, infants, children, and adolescents; and (b) rare diseases or conditions within the meaning of the Orphan Drug Act. Congress has only authorized the Rare Pediatric Disease Priority Review Voucher program until September 30, 2024. Consequently, sponsors of marketing applications approved after that date will not receive the voucher unless Congress reauthorizes the Rare Pediatric Disease Priority Review Voucher program before that time. However, even if the program is not reauthorized, if a drug candidate receives Rare Pediatric Disease Designation before October 1, 2024, the sponsor of the marketing application for such drug will be eligible to receive a voucher if the application for the designated drug is approved by the FDA before October 1, 2026.

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

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product is entitled to orphan-product exclusivity. Orphan-product exclusivity means that the FDA may not approve any other applications for the same product for the same disease or condition for seven years, except in certain limited circumstances. If a product designated as an orphan product ultimately receives marketing approval for disease or condition broader than what was designated in its orphan- product application, it may not be entitled to exclusivity. Orphan exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same active ingredient for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. Further, the FDA may approve more than one product for the same orphan disease or indication, or disease as long as the product candidates contain different active ingredients. Moreover, competitors may receive approval of different product candidates for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity.

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

In addition, under the Pediatric Research Equity Act of 2003, as amended and reauthorized (“PREA”), certain NDAs, BLAs or supplements to an NDA or BLA must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective, unless the sponsor has received a deferral or waiver. The required assessments must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

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

After evaluating the application and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter indicates that the review cycle of the application is complete, and that the application will not be approved in its present form. A complete response letter, generally details specific conditions that must be met in order to secure approval of the application and may require additional clinical or pre-clinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require additional contraindications, warnings or precautions to be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. The FDA may prevent or limit further marketing of a product based on the results of post- marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

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

The FDA strictly regulates marketing, labeling, advertising and promotion of product candidates that are placed on the market. Product candidates may be promoted only for the approved indications and in accordance with the provisions of the approved label. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Special FDA Expedited Review and Approval

The FDA has various programs, such as Fast Track designation, Breakthrough Therapy designation, accelerated approval, and priority review, which are intended to expedite or simplify the process for the development and FDA review of drugs and biologics that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs.

To be eligible for a Fast-track designation, the FDA must determine, based on the request of a sponsor, that a product candidate is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need for such disease or condition. Fast-track designation provides opportunities for frequent interactions with the FDA review team to expedite development and review of the product. The FDA may also review sections of the NDA or BLA for a Fast-Track-designated product on a rolling basis before the complete application is submitted, if the sponsor and FDA agree on a schedule for the submission of the application sections, and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA.

In addition, a sponsor can request designation of a product as a “Breakthrough Therapy.” A Breakthrough Therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life- threatening disease or condition, and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development.The designation includes all of the Fast Track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.

Product candidates studied for their safety and effectiveness in treating serious or life-threatening illnesses and that have the potential to provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval upon a determination the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”) that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA generally require a sponsor of a product receiving accelerated approval to perform confirmatory to verify and describe the predicted clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required confirmatory trials in a timely manner or if such trials fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition of accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Once an NDA or BLA is submitted for a product intended to treat a serious condition, the FDA may assign a priority review designation to the application if the FDA determines that the product candidate, if approved, would provide a significant improvement in safety or effectiveness. The FDA will attempt to direct additional resources to the evaluation of an NDA or BLA designated for priority review in an effort to facilitate the review. The FDA endeavors to review NDAs for new molecular entities and original BLAs with priority review designations within six months of the filing date as compared to ten months under its current review goals

Fast track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, fast-track designation, breakthrough-therapy designation, accelerated approval and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.

Foreign Government Regulation

Our product candidates are subject to similar laws and regulations imposed by jurisdictions outside of the United States, and, in particular, the EU, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.

Non-clinical Studies and Clinical Trials

Similarly to the United States, the various phases of non-clinical and clinical research in the European Union, or EU, are subject to significant regulatory controls.

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical studies (pharmaco-toxicological) must be conducted in compliance with the principles of good laboratory practice, or GLP, as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products – e.g., radio-pharmaceutical precursors for radio-labelling purposes). In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization (“ICH”) guidelines on Good Clinical Practices (“GCP”) as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

The regulatory landscape related to clinical trials in the EU has been subject to recent changes. The EU Clinical Trials Regulation (“CTR”) which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. Unlike directives, the CTR is directly applicable in all EU member states without the need for member states to further implement it into national law. The CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, which contains a centralized EU portal and database.

While the Clinical Trials Directive required a separate clinical trial application (“CTA”) to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed.

The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR.

Medicines used in clinical trials must be manufactured in accordance with Good Manufacturing Practice, or GMP. Other national and EU-wide regulatory requirements may also apply.

Marketing Authorization

In order to market our future product candidates in the EU, and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EU, medicinal product candidates can only be commercialized after obtaining a Marketing Authorization (“MA”). To obtain regulatory approval of a product candidate under EU regulatory systems, we must submit a MA application (“MAA”). The process for doing this depends, among other things, on the nature of the medicinal product. There are two types of MAs:

•

“Centralized MAs” are issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use (“CHMP”) of the EMA and are valid throughout the entire territory of the EU. The centralized procedure is mandatory for certain types of medicinal products, such as (i) medicinal products derived from biotechnological processes, (ii) designated orphan medicinal product products, (iii) advanced therapy medicinal products (“ATMPs”) (such as gene therapy, somatic cell therapy and tissue engineered products) and (iv) medicinal products containing a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU; and

•

“National MAs” are issued by the competent authorities of the EU member states, only cover their respective territory, and are available for product candidates not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU member state, this national MA can be recognized in another member state through the mutual recognition procedure. If the product has not received a national MA in any member state at the time of application, it can be approved simultaneously in various member states through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the reference member state.

Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops. In exceptional cases, the CHMP might perform an accelerated review of a MAA in no more than 150 days (not including clock stops). Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines (“PRIME”) scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. In March 2016, the EMA launched the PRIME scheme. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicines that target unmet medical needs. It is based on increased interaction and early dialogue with companies developing promising medicines, to optimize their product development plans and speed up their evaluation to help them reach patients earlier. Product developers that benefit from PRIME designation can expect to be eligible for accelerated assessment but this is however not guaranteed. The benefits of a PRIME designation includes the appointment of a dedicated contact and rapporteur from the CHMP before submission of an MAA, early and proactive dialogue and scientific advice at key development milestones, and the potential to qualify product candidates for accelerated review earlier in the application process. An initial meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.

Moreover, in the EU, a “conditional” MA may be granted in cases where all the required safety and efficacy data are not yet available. The CMA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and has to be renewed annually until fulfillment of all the conditions. Once the pending studies are provided, it can become a “standard” MA. However, if the conditions are not fulfilled within the timeframe set by the EMA, the MA ceases to be renewed.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the EU member states make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. MAs have an initial duration of five years. After these five years, the authorization may be renewed on the basis of a reevaluation of the risk-benefit balance.

Adaptive pathways

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

The adaptive pathways program does not change the standards for the evaluation of benefits and risks or the requirement to demonstrate a positive benefit-risk balance to obtain MA. In February 2017, setrusumab was accepted into the adaptive pathways program.

Data and marketing exclusivity

In the EU, new product candidates authorized for marketing, or reference product candidates, generally receive eight years of data exclusivity and an additional two years of market exclusivity upon MA. If granted the data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The overall 10-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those 10 years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical or biological entity, and products may not qualify for data exclusivity.

There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the EU. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.

Orphan Medicinal Products

The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. A medicinal product can be designated as an orphan if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically-debilitating condition, (2) either (a) affecting not more than five in 10,000 persons in the EU when the application is made, or (b) that the product without the benefits derived from the orphan status, would generate sufficient return to justify the necessary investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized for marketing in the EU or, if such method exists, the product will be of significant benefit to those affected by that condition.

Orphan designation must be requested before submitting an MAA. Orphan designation entitles a party to incentives such as reduction of fees or fee waivers, protocol assistance, and access to the centralized procedure. Upon grant of a MA for an orphan medicinal product are entitled to a 10 year period of market exclusivity for the approved indication. During this market exclusivity period, the competent authorities cannot accept another application for a MA, or grant a MA, or accept an application to extend a MA for a similar medicinal product for the same indication. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed pediatric investigation plan (“PIP”).

This period of orphan market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for which it received orphan drug destination, i.e. the prevalence of the condition has increased above the threshold or it is judged that the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, MA may be granted for another similar product for the same indication at any time if (i) the applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product.

Pediatric Development

In the EU MAA for new medicinal product candidates have to include the results of studies conducted in the pediatric population, in compliance with a PIP, agreed with the EMA’s Pediatric Committee (“PDCO”). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all member states of the EU and study results are included in the product information, even when negative, the product is eligible for a six-month supplementary protection certificate extension (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity.

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the member states. The holder of a MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance (“QPPV”) who is responsible for the establishment and maintenance of that system, and oversees the safety profiles of medicinal products and any emerging safety concerns. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

All new MAA must include a risk management plan (“RMP”) describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The RMP must be updated any time new information on the medicinal product becomes available which has a significant impact on the content of the RMP. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.

The advertising and promotion of medicinal products is also subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Failure to comply with EU and member state laws that apply to the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of the MA, manufacturing of pharmaceutical products, statutory health insurance, bribery and anti-corruption or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

Regulation in the United Kingdom

Since the end of the Brexit transition period on January 1, 2021, Great Britain (England, Scotland and Wales) has not been directly subject to EU laws, however under the terms of the Ireland/Northern Ireland Protocol, EU laws generally apply to Northern Ireland. The EU laws that have been transposed into U.K. law through secondary legislation remain applicable in Great Britain. However, under the Retained EU Law (Revocation and Reform) Bill 2022, which is currently before the U.K. parliament, any retained EU law not expressly preserved and “assimilated” into domestic law or extended by ministerial regulations (to no later than June 23, 2026) will automatically expire and be revoked by December 31, 2023. However, new legislation such as the EU CTR is not applicable in Great Britain.

Under the Medicines and Medical Devices Act 2021, the Secretary of State or an ‘appropriate authority’ has delegated powers to amend or supplement existing regulations in the area of medicinal products and medical devices. This allows new rules to be introduced in the future by way of secondary legislation, which aims to allow flexibility in addressing regulatory gaps and future changes in the fields of human medicines, clinical trials and medical devices.

Since January 1, 2021, the Medicines and Healthcare products Regulatory Agency (“MHRA”), has been the U.K.’s standalone medicines and medical devices regulator. As a result of the Northern Ireland protocol, different rules will apply in Northern Ireland than in England, Wales, and Scotland, together, Great Britain, or GB; broadly, Northern Ireland will continue to follow the EU regulatory regime, but its national competent authority will remain the MHRA.

The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment and a rolling review procedure. All existing EU MAs for centrally authorized products were automatically converted or grandfathered into U.K. MAs, effective in GB (only), free of charge on January 1, 2021, unless the MA holder opted-out. In order to use the centralized procedure to obtain a MA that will be valid throughout the EEA, companies must be established in the EEA. Therefore since Brexit, companies established in the U.K. can no longer use the EU centralized procedure and instead an EEA entity must hold any centralized MAs. In order to obtain a U.K. MA to commercialize products in the U.K., an applicant must be established in the U.K. and must follow one of the U.K. national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain an MA to commercialize products in the U.K.. The MHRA may rely on a decision taken by the European Commission on the approval of a new (centralized procedure) MA when determining an application for a GB authorization; or use the MHRA’s decentralized or mutual recognition procedures which enable MAs approved in EU member states (or Iceland, Liechtenstein, Norway) to be granted in GB.

There will be no pre-MA orphan designation. Instead, the MHRA will review applications for orphan designation in parallel to the corresponding MAA. The criteria are essentially the same, but have been tailored for the market, i.e., the prevalence of the condition in GB, rather than the EU, must not be more than five in 10,000. Should an orphan designation be granted, the period or market exclusivity will be set from the date of first approval of the product in GB.

The U.K. regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into U.K. law, through secondary legislation). On January 17, 2022, the MHRA launched an eight-week consultation on reframing the U.K. legislation for clinical trials. The consultation closed on March 14, 2022 and aims to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The outcome of the consultation is being closely watched and will determine whether the U.K. chooses to align with the CTR or diverge from it to maintain regulatory flexibility.

These developments, or the perception that any related developments could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations and reduce the price of our common stock.

The uncertainty regarding new or modified arrangements between the U.K. and other countries following the withdrawal may have a material adverse effect on the movement of personnel, goods, information or data between the U.K. and members of the EU and the United States, including the interruption of or delays in imports into the U.K. of goods originating within the EU and exports from the U.K. of goods originating there. For example, shipments into the U.K. of medicinal product substance manufactured for us in the EU may be interrupted or delayed and thereby prevent or delay the manufacture in the U.K. of drug product. Similarly, shipments out of the U.K. of drug product to the United States or the EU may be interrupted or delayed and thereby prevent or delay the delivery of drug product to clinical sites. Such a situation could hinder our ability to conduct current and planned clinical trials and have an adverse effect on our business.

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

The U.S. federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements, such as those between pharmaceutical manufacturers on the one hand and prescribers, purchasers, formulary managers and beneficiaries on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not meet the requirements of a statutory or regulatory exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the U.S. federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by- case basis based on a cumulative review of all facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated.

Additionally, person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The majority of states also have anti-kickback laws, which establish similar prohibitions and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers, or to self-pay patients.

The federal false claims and civil monetary penalties laws, including the civil FCA, prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Actions under the civil FCA may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government Several pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of product candidates for unapproved, or off-label, uses. The government may also assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil FCA. Many states also have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

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

In addition, there has been a trend of increased federal and state regulation of payments made to physicians and certain other healthcare providers. The Physician Payments Sunshine Act requires applicable manufacturers to report certain payments and “transfers of value” provided to physicians defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, anesthesiology assistants and certified nurse midwives), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Applicable manufacturers must submit reports by the 90th day of each subsequent calendar year. In addition, certain states require implementation of compliance programs and compliance with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices and/or tracking and reporting of gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.

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

Privacy and Data Protection Laws in Europe

Numerous state, federal and foreign laws, regulations and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information, and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. For example, we are subject to European laws relating to our and our suppliers’, partners’ and subcontractors’ collection, control, processing and other use of personal data (i.e., any data relating to an identifiable living individual, whether that individual can be identified directly or indirectly). We are subject to the data protection laws in those jurisdictions where we are established and processing personal data. We are also subject to such laws, when outside the EU or U.K. (as the case may be), where we process personal data relating to individuals in the EU or U.K. “in the context of” an establishment in those markets, where we specifically target goods or services to EU or U.K. residents or where we monitor the behavior of individuals in the EU or U.K. (e.g., undertaking clinical trials). We and our suppliers, partners and subcontractors process personal data including in relation to our employees, employees of customers, clinical trial patients, healthcare professionals and employees of suppliers including health and medical information. The data privacy regime in the EU includes the GDPR, the e-Privacy Directive and the national laws and regulations implementing or supplementing each of them. In the U.K., we are subject to the U.K. Data Protection Act 2018 UK GDPR, along with U.K. regulations implementing the e-Privacy Directive. The U.K.’s data protection regime, while currently closely aligned with the EU’s, may diverge over time. The UK courts also recognize a civil tort for misuse of private information, distinct from a claim for breach of confidence, which may engender some exposure. Additionally, in the EU and U.K., there are strict regulations on electronic marketing communications and the use of cookies and related technologies, with which we are required to adhere.

The GDPR and UK GDPR impose comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure, transfer and other use of personal data, including a principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. In addition, some of the personal data we process in respect of clinical trial participants is considered special category or sensitive personal data under the GDPR and UK GDPR, and subject to additional compliance obligations. We may be subject to diverging requirements under EU member state laws and UK law, such as whether consent can be used as the legal basis for processing of clinical trial data and the roles, responsibilities and liabilities as between CROs and sponsors. As these laws develop, we may need to make operational changes to adapt to these diverging rules, which could increase our costs and adversely affect our business.

We are also subject to EU and U.K. laws on personal data export, as we may transfer personal data from the EU or U.K. to other jurisdictions which are not considered by the European Commission or U.K. Government, respectively, to offer adequate protection of personal data. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers, in particular in relation to transfers to the United States. In 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-U.S. Privacy Shield (the “Privacy Shield”), which had been a well-recognized cross-border data transfer framework. Subsequent regulatory decisions have taken a restrictive approach to international data transfers. In the wake of that judgment, referred to as Schrems II, the European Commission has issued new “model clauses” for companies to use to transfer personal data, which take into account concerns expressed by the CJEU. In the U.K., the Information Commissioner has issued an addendum to the new “model clauses”, which is intended to allow for the use of the “model clauses” for ex-U.K. transfers, along with its own international data transfer agreement. We expect EU and U.K. data protection authorities to more closely scrutinize international data transfers going forwards, along with the diligence undertaken in respect of any international transfers and the protections taken to secure personal data. At present, the precise conditions upon which data may be lawfully transferred from the EEA to inadequate jurisdictions such as the U.S., subject to the EU “model clauses” (and so-called “binding corporate rules”) remains unclear, as companies are now required to undertake transfer impact assessments and, where appropriate, apply supplementary measures to ensure that such mechanisms provide adequate protections for EU data. In March 2022, the US and EU announced a new regulatory regime intended to replace the invalidated regulations; however, this new EU-US Data Privacy Framework has not been implemented beyond an executive order signed by President Biden on October 7, 2022 on Enhancing Safeguards for United States Signals Intelligence Activities. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020 have taken a restrictive approach to international data transfers.

There are costs and administrative burdens associated with compliance with the GDPR and UK GDPR and the resultant changes in the EU and EEA member states’ national laws. Any failure to comply with global privacy laws carries with it the risk of significant penalties and sanctions, Penalties for certain breaches of the GDPR or UK GDPR are up to the greater of 20 million euros / 17.5 million pounds sterling or 4% of global annual turnover. In addition to fines, a breach of the GDPR or UK GDPR may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/ or civil claims (including class actions).These laws or new interpretations, enactments or supplementary forms of these laws, could create liability for us, could impose additional operational requirements on our business, could affect the manner in which we use and transmit patient information and could increase our cost of doing business. Claims of violations of privacy rights or contractual breaches, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

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

In the United States, the process for determining whether a third-party payor will provide coverage for a pharmaceutical or biologic product typically is separate from the process for setting the price of such product or for establishing the reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific product candidates on an approved list, also known as a formulary, which might not include all of the FDA- approved product candidates for a particular indication. A decision by a third-party payor not to cover our product candidates could reduce physician utilization of our product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition. Moreover, a third-party payor’s decision to provide coverage for a pharmaceutical or biologic product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Additionally, coverage and reimbursement for product candidates can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage-determination process will require us to provide scientific and clinical support for the use of our product candidates to each payor separately and will be a time-consuming process.

In the EU, governments set the price of product candidates through their health technology assessment, and reimbursement rules and control of national health care systems that fund a large part of the cost of those product candidates to consumers. Member states are free to restrict the range of pharmaceutical products for which their national health insurance systems provide reimbursement, and to control the prices and reimbursement levels of pharmaceutical products for human use. Some jurisdictions operate positive and negative list systems under which product candidates may only be marketed once a reimbursement price has been agreed to by the government. Member states may approve a specific price or level of reimbursement for the pharmaceutical product, or alternatively adopt a system of direct or indirect controls on the profitability of the company responsible for placing the pharmaceutical product on the market, including volume-based arrangements, caps and reference pricing mechanisms. To obtain reimbursement or pricing approval, some of these countries might compare the new product to an existing standard of care, including other treatments aimed at the same disease, if they exist. Health technology assessments, including cost-effectiveness evaluations, may be conducted in order to assess the medical value or added clinical benefit of a therapy. Countries may also conduct budget-impact assessments for a new therapy. In some cases, tendering is used to decide which therapy will be reimbursed and made available for a group of patients where more than one treatment exists. Countries might also require further studies or in-use evidence to be developed, or create coverage with evidence generation under some form of so-called managed access agreements. Some countries allow for a company to set the price, which is then agreed in negotiation with the country authorities, who might then monitor sales for that product and re-assess or re-evaluate when a certain statutory health insurance expenditure threshold is reached. Other countries might set their price based on prices in a selected country or group of countries under international or external reference pricing systems. If an agreement cannot be reached, confidential discounts might be negotiated between the manufacturer and the healthcare system authorities. The downward pressure on health care costs in general, particularly prescription product candidates, has become very intense. As a result, increasingly high barriers are being erected to the entry of new product candidates. In addition, in some countries, legally permissible cross- border imports from low-priced markets within the EU single market exert a commercial pressure on pricing within a country.

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

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical product candidates. For example, the ACA, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for product candidates that are inhaled, infused, instilled, implanted or injected; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid- managed care plans; imposed mandatory discounts for certain Medicare Part D beneficiaries as a condition for manufacturers’ outpatient drugs coverage under Medicare Part D; subjected manufacturers to new annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs; created a new Patient Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research and established a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending. Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In March 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, beginning January 1, 2024.

Moreover, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed product candidates, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical and biologic product candidates.

On August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated.

Individual states in the United States have also become increasingly active in implementing state laws and regulations addressing pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine which drugs and suppliers will be included in their healthcare programs Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

On December 13, 2021, EU Regulation No 2021/2282 on Health Technology Assessment (“HTA”) amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once the Regulation becomes applicable, it will have a phased implementation depending on the concerned products: oncology and advanced therapy medicinal products (“ATMPs”) as of 2025, orphan medicinal products as of 2028 and 2030 for all other medicinal products. This Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas, using methodologies adapted to the specificities of the type of product in question. The Regulation will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

We expect that additional state, federal or foreign healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare product candidates and services, which could result in reduced demand for our product candidates once approved or additional pricing pressures.

Employees

As of December 31, 2022, 2021 and 2020, Mereo had 36, 49, and 38 employees, respectively. As at December 31, 2022, 27 employees are located in the United Kingdom and 9 employees are located in the United States.

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

As at December 31, 2022, Mereo BioPharma Group plc has the following wholly-owned direct or indirect subsidiaries:

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

Overview

We are a biopharmaceutical company focused on the development of innovative therapeutics for rare diseases. We have developed a robust portfolio of clinical stage product candidates. Our two rare disease product candidates are setrusumab for the treatment of osteogenesis imperfecta (OI) and alvelestat for the treatment of severe alpha-1-anti-trypsin deficiency (AATD-LD) and Bronchiolitis Obliterans Syndrome (BOS) following allogenic stem cell transplant. Our partner, Ultragenyx, has initiated a pivotal Phase 2/3 pediatric and young adult study (5-25 years old) for setrusumab in OI, with the Phase 3 transition expected in mid-2023, and intends to initiate a study in pediatric patients under age five in the first half of 2023.

We announced successful completion of a Phase 2 study for alvelestat in AATD-LD in May 2022 which demonstrated statistically significant changes in biomarkers of lung function at different time points up to 12 weeks. Further, we recently announced that Fast Track designation has been granted by the U.S. Food and Drug Administration (FDA) for alvelestat in AATD, along with additional program updates. In March 2023, we announced the outcome of the end-of-Phase 2 discussions with the FDA and the EMA (Scientific Advice) and based on clear recommendations from both Agencies, we are designing a single, global, Phase 3 study evaluating the 240 mg dose of alvelestat versus placebo in patients with AATD-LD to support applications for full marketing approvals in both the U.S. and EU. Alvelestat is also in an ongoing Phase 2 investigator-led study in AATD, including in patients who may be on augmentation therapy, with data expected in the third quarter of 2023. Following successful completion of a Phase 1b investigator-led study in BOS patients following allogenic stem cell transplant, a Phase 2 study was initiated in the second half of 2022.

Our lead oncology product candidate, etigilimab (an anti-TIGIT antibody), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. We have completed enrollment in an open label Phase1b/2 basket study (the ACTIVATE study) evaluating etigilimab in combination with nivolumab in three rare tumors, sarcoma, uveal melanoma and germ cell cancer, three gynecological carcinomas, cervical, ovarian and endometrial carcinomas, and tumors with high mutation burden, along with a Phase 1b/2 study in clear cell ovarian cancer with a partner.

We plan to develop our product candidates through the next key clinical milestone and then partner where it makes sense strategically to do so, but also in select cases for our rare disease product candidates, to develop them through regulatory approval and potentially commercialization.

Our second oncology product, navicixizumab for the treatment of late line ovarian cancer has completed a Phase 1b study and was partnered in January 2020 for further development with OncXerna Inc. (“OncXerna”) on a global basis. In February 2022, we received a milestone payment of $2.0 million (£1.5 million) under the license agreement with OncXerna. An associated payment was made to the former shareholders of Mereo BioPharma 5, Inc. under the Contingent Value Rights Agreement (“CVR”) of a total of $0.9 million (£0.7 million), after deductions of costs, charges and expenditures. The milestone received and the associated CVR payment were recorded within “Other income and expense” in the Company’s consolidated statement of comprehensive (loss)/income.

We plan to partner or sell our other two product candidates, acumapimod for the treatment of AECOPD and leflutrozole for the treatment of infertility and HH in obese men, recognizing the need for greater resources to take these product candidates to market.

In the first half of 2022, we conducted a comprehensive strategic review of our portfolio and capital allocation strategy. This review included a detailed evaluation of current market conditions, the status of our three ongoing programs, an analysis of recent emerging clinical data, our overall cost base and contractual commitments, consideration of obligations in our existing partnership agreements, and feedback from potential new partners and shareholders. In the fourth quarter of 2022 we provided an update to our operating plan, which included a targeted reduction in the employee base of up to 40% and a significant reduction in other costs. Our updated plan maintains the ability to progress our core programs, deliver on multiple near-term milestones and optimize value for shareholders. We will retain the core capabilities and key personnel needed to advance our two core rare disease programs, setrusumab and alvelestat, and to generate value from our assets. The updated plan extends our cash runway into 2026.

We do not have any approved product candidates and, as a result, have not generated any revenue from product sales. Our ability to generate revenue sufficient to achieve profitability will depend on successful development and eventual commercialization of our product candidates either directly or with partners, if approved. Since our inception, we have incurred significant operating losses. For the year-ended December 31, 2022 we had a net loss of £34.2 million, including a £7.8 million gain on changes in fair value of financial instruments. For the years ended December 31, 2021 and 2020, we had a net profit of £12.7 million, including a £40.0 million gain on changes in fair value of financial instruments, and a net loss of £163.6 million, including a £109.8 million loss on changes in fair value of financial instruments, respectively. As of December 31, 2022, we had an accumulated net loss of £331.2 million (£297.0 million as of December 31, 2021).

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

Additionally, we anticipate losing our foreign private issuer status and expect to incur increased costs associated with being a U.S. domestic filer, including expenses related to more frequent financial reporting, preparation of financial statements in accordance with US GAAP, compliance with U.S. federal proxy rules, and additional resources and services we will require in order to comply with Nasdaq and SEC rules and requirements applicable to U.S. domestic filers.

We are organized into a single operating segment following management’s view of the business as a single portfolio of product candidates. Research and development expenses are monitored at a product level; however, decisions over resource allocation are made at an overall portfolio level. Our financing is managed and monitored on a consolidated basis.

Financial Operations Overview

Revenue

The Company’s ordinary business activities are the development of product candidates to key clinical milestones and either strategically partnering them or further developing such product candidates through regulatory approval and potentially commercialization. The Company may enter into a range of different agreements with third parties, including, but not limited to: (i) licensing agreements where the global rights to a product candidate are licensed to a partner; and (ii) collaboration agreements where rights to a product candidate are licensed to a partner but the Company retains certain rights, for example to further develop or commercialize the product candidate in specified geographical territories. Under both licensing and collaboration agreements, rights to product candidates are provided to a partner typically in exchange for consideration in the form of upfront payments and/or development, regulatory, commercial or other similar milestones, and royalties on commercial sales, should regulatory approval be obtained for the product candidates. Where the Company has performed significant development activities for its product candidates, income from agreements with third parties are considered to be proceeds derived from the Company’s ordinary activities and therefore represent revenue.

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

Research and Development Expenses

Research and development expenses include:

•	employee-related expenses, such as salaries, share-based compensation, and other benefits, for Mereo’s research and development personnel;

•	costs for production of drug substance and drug product and development of Mereo’s manufacturing processes by CMOs;

•	fees and other costs paid to CROs, consultants, and other suppliers to conduct Mereo’s clinical trials and pre- clinical and non-clinical studies; and

•	costs of facilities, materials, and equipment related to drug production and Mereo’s clinical trials and pre- clinical and non-clinical studies.

Our direct research and development expenses are allocated on a product-by-product basis. We allocate employee- related expenses for our research and development personnel and other related expenses to specific product candidate development programs.

Product candidates in a later stage of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials as well as preparation for potential specific post-authorization evidence generation that might be demanded by regulatory authorities. As we continue to advance the clinical development of our product candidates, we expect that our research and development expense will include costs associated with laying the groundwork for price reimbursement and manufacturing in Europe, and input into development and regulatory plans with our partner, Ultragenyx, for setrusumab; regulatory interactions following the completion of our Phase 2 study in AATD-LD for alvelestat; and the completion of the Phase 1b portion of the Phase1b/2 basket study for etigilimab.

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

Administrative Expenses

Our administrative expenses principally consist of salaries and related benefits, including share-based compensation, for personnel in our executive, finance and other administrative functions. Other general and administrative costs include facility- related costs, professional services fees for auditing, tax and general legal services, costs to maintain, protect and enforce our intellectual property, costs related to our requirements of being a public company listed on Nasdaq, costs incurred relating to the issue of equity to the extent not capitalized and the costs associated with the cancellation of admission of our ordinary shares to trading on the AIM market of London Stock Exchange plc in December 2020.

Finance Income

Finance income consists of interest earned on short-term cash deposits.

Finance Costs

Finance costs comprise interest on convertible loan notes, finance charges on lease liabilities and discounting on provision for deferred cash consideration. For further information on the terms of our convertible loan notes see “—Liquidity and Capital Resources—Indebtedness”.

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

Taxation

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since formation. As at December 31, 2022, 2021 and 2020, we had cumulative carry-forward tax losses of £125.8 million, £122.6 million and £136.9 million, respectively. The availability to carry forward and offset these tax loss carry forwards against future operating profits is subject to certain restrictions. As a company that carries out extensive research and development (“R&D”) activities, we benefit from the U.K. HMRC R&D small and medium-sized enterprise tax credit regime and are able to surrender some of our trading losses that arise from our research and development activities for a cash rebate. To date, a cash rebate of up to 33.35% of eligible R&D expenditure has been available, but the cash rebate will reduce to a maximum of 27% for R&D intensive companies where at least 40% of their total expenditure in on qualifying R&D, or to 18.6% of eligible R&D expenditure for other companies with effect from April 1, 2023 pursuant to changes made by the Finance Act 2023. Certain subcontracted qualifying research expenditures are eligible for a cash rebate, though the rate of the cash rebate will reduce with effect from April 1, 2023 from up to 21.67% of the subcontracted expenditures to 17.53% for R&D intensive companies or 12.09% for other companies. Qualifying expenditures largely comprise employment costs for research staff, subcontracted CRO and CMO costs, consumables and certain internal overhead cost incurred as part of research projects. We may not be able to continue to claim payable R&D tax credits in the future because we may no longer qualify as a small or medium-sized company.

In the event we generate revenues in the future, we may also benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented product candidates to be taxed at an effective rate of 10%. This relief applies to profits earned following election into the regime.. When taken in combination with the enhanced relief available on our R&D expenditures, we expect a long-term lower rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the U.K. R&D tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carry forwards and certain built-in losses to reduce future tax payments, our business, results of operations, and financial condition may be adversely affected.

As of December 31, 2022, the Company had U.S. federal tax losses to be carried forward of approximately £74.6 million (2021: £65.6 million), of which £67.7 million can be carried forward indefinitely and £6.9 million which will begin to expire in 2023. As of December 31, 2022, the Company had U.S. state tax losses to be carried forward of approximately £4.0 million which begin to expire in 2027.

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

Results of Operations

The following table sets forth Mereo’s results of operations for the years ended December 31, 2022 and 2021.

	Year ended December 31		Change
	2022	2021		%
	£’000s	£’000s	£’000s	%
Revenue	—	36,464	(36,464)	(100)%
Cost of revenue	936	(17,908)	18,844	(105)%
Research and development expenses	(24,962)	(23,559)	(1,403)	6%
Administrative expenses	(19,543)	(15,933)	(3,610)	23%
Operating loss	(43,569)	(20,936)	(22,633)	108%
Finance income	696	1	695	*
Finance costs	(3,361)	(4,022)	661	(16)%
Changes in fair value of financial instruments	7,805	40,039	(32,234)	(81)%
Gain/(loss) on disposal of intangible assets	—	113	(113)	(100)%
Net foreign exchange gain/(loss)	1,525	(954)	2,479	*
Other income and expenses	811	—	811	*
(Loss)/profit before tax	(36,093)	14,241	(50,334)	*
Taxation	1,897	(1,516)	3,413	*
(Loss)/profit attributable to equity holders of the parent	(34,196)	12,725	(46,921)	*
Currency translation of foreign operations	(1,828)	(191)	(1,637)	*

Total comprehensive (loss)/income attributable to equity holders of the parent	(36,024)	12,534	(48,558)	*

*	Percentage change not meaningful

Comparison of Years Ended December 31, 2022 and 2021

Revenue

Revenue was nil for the year ended December 31, 2022 compared to £36.5 million for the year ended December 31, 2021.

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

Cost of revenue

Cost of revenue for the year ended December 31, 2022 was a credit of £0.9 million compared to £17.9 million of expense for the year ended December 31, 2021.

In 2021, cost of revenue was comprised of £9.5 million, representing the carrying value of the setrusumab rights granted to Ultragenyx under the licensing and collaboration agreement, and £8.4 million in relation to our 2015 agreement with Novartis, under which the Company pays a percentage of proceeds, subject to certain exceptions. Under the terms of this agreement, we made a payment of £7.2 million to Novartis for the year-ended December 31, 2021. The payment included a deduction for costs of £2.4 million which was deferred to be recognized in the statement of comprehensive income when the associated costs are incurred. For the year ended December 31, 2022, £0.9 million of these deductions were recognized in cost of revenue compared to £1.1 million for the year ended December 31, 2021.

Research and development (“R&D”) Expenses

The following table sets forth our R&D expenses by product development program for the years ended December 31, 2022 and 2021.

	Year ended December 31		Change
	2022	2021
	£’000s	£’000s	£’000s	%
Setrusumab (BPS-804/UX143)	3,356	3,597	(241)	(7)%
Alvelestat (MPH-966)	5,430	5,303	127	2%
Etigilimab (MPH-313)	15,802	13,499	2,303	17%
Leflutrozole (BGS-649)	58	157	(99)	(63)%
Acumapimod (BCT-197)	50	94	(44)	(47)%
Navicixizumab (“Navi”)	—	15	(15)	(100)%
Other	1	63	(62)	(98)%
Unallocated costs	265	831	(566)	(68)%

Total R&D expenses	24,962	23,559	1,403	6%

Total R&D expenses increased by £1.4 million, or 6%, from £23.6 million in 2021 to £25.0 million in 2022.

R&D expenses relating to etigilimab increased by £2.3 million. The increase was due to the costs associated with additional patients and the duration of treatment for patients responding to therapy in 2022 compared to 2021 in the open label Phase 1b/2 basket study in combination with an anti-PD-1 in a range of tumor types. R&D expenses relating to alvelestat increased £0.1 million, or 2%, primarily reflecting the end of study related costs for the Phase 2 proof-of-concept study in AATD-LD. Partially offsetting the increases, R&D expenses relating to setrusumab decreased by £0.2 million, or 7%. Setrusumab R&D expenditure in 2022 comprised activities associated with laying the groundwork for price reimbursement in Europe, and input into development, regulatory and manufacturing plans with our partner, Ultragenyx, as the global development of the program is funded by Ultragenyx pursuant to our licensing and collaboration agreement.

Administrative expenses

Administrative expenses increased by £3.6 million, or 23%, from £15.9 million in 2021 to £19.5 million in 2022.

The increase was primarily driven by additional costs incurred in connection with the Schedule 13D filings and subsequent Cooperation Agreement with Rubric Capital, and increased share-based payment expenses, partially offset by a reduction in other professional fees.

Finance income and costs

Total finance costs decreased from £4.0 million in 2021 to £3.4 million in 2022. The decrease is primarily related to a reduction in the interest on the June 2020 Private Placement convertible loan notes of £0.9 million following conversion of certain loan notes in 2022.

Finance income increased by £0.7 million from nil to £0.7 million as a result of interest income on short-term deposits.

Changes in fair value of financial instruments

The total change in fair value of financial instruments for 2022 was a gain of £7.8 million, a decrease of £32.2 million compared to a gain of £40.0 million in 2021. The gain resulted from a £7.6 million (2021: £39.5 million) unrealized gain on Warrants in respect of the June 2020 Private Placement and a £0.2 million (2021: £0.5 million) unrealized gain on warrants issued to our former lenders in connection with the loan facility. The unrealized gain in the warrant instruments in both 2022 and 2021 primarily resulted from a decline in the market price of our ADSs as of December 31, 2022 compared to December 31, 2021, and as of December 31, 2021 compared to December 31, 2020.

Net foreign exchange gain/(loss)

The net foreign exchange gain for 2022 was £1.5 million compared to a loss of £1.0 million in 2021, a change of £2.5 million. The net foreign exchange gain is primarily related to the translation of non-functional currency balances, primarily denominated in U.S. dollars.

Taxation

The income tax benefit for 2022 was £1.9 million. The income tax benefit represents eligible cash rebates paid or receivable from the tax authorities in the jurisdictions within which we operate for eligible types of research and development activities and associated expenditure (the “R&D tax credit”) and and income taxes paid in the prior year for which a carryback claim has been made to offset against taxable income in the prior year.

The income tax charge for 2021 was £1.5 million. The income tax charge arises primarily from a £40.0 million unrealized gain resulting from changes in the fair value of warrant instruments.

Currency translation of foreign operations

The currency translation of foreign operations for the year ended December 31, 2022 was £1.8 million compared to £0.2 million for the year ended December 31, 2021. The £1.6 million change is primarily related to the devaluation of the pound sterling to the U.S. dollar in the 2022 compared to 2021.

Comparison of the Years Ended December 31, 2021 and 2020

For information relating to the comparison of the years ended December 31, 2021 and 2020, see “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 31, 2022.

5.B. Liquidity and Capital Resources

Overview

Under the current business plan and cash flow forecasts, and in consideration of our ongoing research and development efforts and our general corporate funding requirements, we anticipate that our current on-hand cash resources will extend into 2026. However, we will need additional external funding to complete our development plans and potentially commercialize selected rare disease products. We plan to fund our operations through cash on hand and a combination of non-dilutive funding sources, public or private equity or debt financings or other sources.

We do not currently have any approved product candidates and as a result, have not generated any revenue from product sales. As a result, to date, we have financed our operations primarily through the issuances of our equity securities, convertible debt and warrants. Through these offerings, we raised $183 million (£137.9 million) We also received an upfront payment of $50 million under the license and collaboration agreement with Ultragenyx for setrusumab in 2021.

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

In addition, Mereo enters into contracts in the ordinary course of business with CROs, CMOs, and other vendors to assist in the performance of its research and development activities and other services and products for operating purposes. The contracts with CROs generally provide for termination on notice, and therefore are cancelable contracts. We have manufacturing commitments with CMOs of £0.9 million as of December 31, 2022.

Cash Flows

Comparison of Years Ended December 31, 2022 and 2021

The table below summarizes our cash flows (used in) from operating, investing and financing activities for the years ended December 31, 2022 and 2021. Year Ended December 31,

	Year Ended December 31,
	2022	2021
	£’000s	£’000s
Net cash used in operating activities	(38,820)	(5,239)
Net cash from/(used) in investing activities	1,497	(421)
Net cash (used in)/from financing activities	(784)	77,652

Net (decrease)/increase in cash and cash equivalents	(38,107)	71,992

Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was £38.8 million, an increase of £33.6 million from £5.2 million in 2021. The increase was primarily driven by the receipt of upfront payments from Ultragenyx of £36.5 million, offset by associated payments to Novartis of £7.2 million in 2021. Further, in 2021, we received R&D tax credits from the U.K. tax authorities of £2.8 million compared to a tax payment of £1.5 million in 2022. In 2021, these operating cash inflows primarily offset the operating expenditures of the Company, whereas in 2022, similar cash inflows did not occur.

Investing Activities

Net cash from investing activities for the year ended December 31, 2022 was £1.5 million, an increase from a cash outflow of £0.4 million in 2021. The increase was primarily driven by interest earned on short term deposits of £0.7 million and milestone receipt of £1.5 million from OncXerna following the global licensing arrangement for navicixizumab, offset by payments to CVR holders of £0.7 million.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2022 was £0.8 million, a decrease of £78.4 million, compared to cash inflow of £77.7 million in 2021. The decrease is primarily attributable to £78.4 million net proceeds from the Public Offering in February 2021.

Comparison of the Years Ended December 31, 2021 and 2020

For information relating to the comparison of the years ended December 31, 2021 and 2020, see “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 31, 2022.

Operating and Capital Expenditure Requirements

As of December 31, 2022, we had an accumulated loss of £331.2 million. We expect to continue to report significant operating losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval of our product candidates and any future product we develop. See also “Risk Factors—Risks Related to Our Business and Industry—If we do not obtain adequate and timely funding, we may not be able to continue as a going concern”.

We expect to continue to incur expenses in connection with our ongoing development activities related to our product candidates, our outsourced manufacturing activities and other associated costs including the management of our intellectual property portfolio. We also expect to continue to incur costs associated with operating as a U.S. public company listed on Nasdaq.

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

•

add further clinical, scientific, operational, financial, legal and management information systems, and personnel, including personnel to support our development and to support our operations as a U.S. public company listed on Nasdaq;

•	lose our foreign private issuer status in the future; or

•	experience any delays or encounter any issues from any of the above, including but not limited to failed studies, complex results, safety issues, or other regulatory challenges.

We expect that our existing cash and short-term deposits will enable us to fund our currently committed clinical trials, operating expenses and capital expenditure requirements into 2026. We have based these estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development of our product candidates and any future product candidates and because the extent to which we may enter into collaborations with third parties for development of any of our product candidates is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements will depend on many factors, including:

•

The costs for our activities related to our ongoing collaboration with Ultragenyx for setrusumab for the treatment of adults and children with OI; and potential future clinical trials for alvelestat in AATD and other potential indications;

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

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. If we are unable to raise additional funds through partnerships, debt or equity financings when needed, we may be required to delay, limit, reduce, or terminate our product development programs or any future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Indebtedness

Former Credit Facility

As of December 31, 2022, the former lenders, Silicon Valley Bank and Kreos Capital V (UK) Limited, have warrants outstanding to purchase a total of 1,243,908 ordinary shares at an exercise price of £2.95 per share and a total of 1,243,908 ordinary shares at an exercise price of $0.4144 per share.

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

As of December 31, 2022 Loan Notes in an aggregate principal amount of £6.2 million remained outstanding and convertible into ordinary shares or ADSs in accordance with their terms (2021: £12.4 million).

Novartis Notes

On February 10, 2020, we entered into a £3.8 million convertible loan note instrument relating to the issue of 3,841,479 Novartis Loan Note. The Novartis Loan Note is convertible at any time at a fixed price of £0.265 per ordinary share until February 10, 2023. In addition, on February 10, 2020, in connection with the Novartis Loan Note, we entered into a warrant instrument with Novartis to issue 1,449,614 ordinary shares at an exercise price of £0.265 per ordinary share. These warrants are exercisable until February 10, 2025.

On February 10, 2023, we amended the Novartis Loan Note, extending the maturity date to February 10, 2025. Pursuant to the amendment and a new warrant instrument, interest accrued to the amendment date was paid in cash, and warrants to purchase 2,000,000 ordinary shares at an exercise price of £0.150 per ordinary share were issued and are exercisable until February 10, 2028.

Contingent Value Rights (“CVR”) arrangement

As a consequence of the License Agreement with OncXerna, and in accordance with the terms and conditions of the Contingent Value Rights Agreement for former stockholders of Mereo BioPharma 5 (formerly OncoMed), dated April 23, 2019, by and among Mereo and Computershare Inc., as rights agent, (the “CVR Agreement”), holders of contingent value rights (“CVRs”) pursuant to the CVR Agreement will be entitled to receive certain eligible cash milestone payments made to Mereo under the License Agreement relating to Navi. The receipt of the upfront milestone payment of $4.0 million by us in January 2020 resulted in a payment to CVR holders of approximately 1.2 cents per CVR, a total of approximately $0.5 million (after deductions of costs, charges and expenditures). Future milestone payments occurring prior to the fifth anniversary of the closing of the Merger, April 23, 2024, are also subject to a cash consideration cap, pursuant to which the aggregate principal amount of all cash payments made to holders of CVRs under the CVR Agreement shall in no case exceed $79.7 million.

Mereo accounts for the CVR arrangement as contingent consideration at fair value. As at December 31, 2022, the fair value of the contingent consideration is estimated to be nil. The estimated contingent consideration payable is based on a risk- adjusted, probability-based scenario. Under this approach, the likelihood of future payments being made to the former shareholders of Mereo BioPharma 5 under the CVR arrangement is considered. The estimate could materially change over time in line with the development plan and subsequent commercialization of the Navi product, if approved.

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

5.E. Critical Accounting Estimates

Not applicable.

Item 6.	Directors, Senior Management And Employees

6.A. Directors and Senior Management

Executive Officers and Non-Executive Directors

The following table presents information about Mereo’s executive officers and non-executive directors, including their ages, as of the date of this annual report:

Name	Age	Position
Executive Officers
Dr. Denise Scots-Knight	63	Chief Executive Officer and Director
Christine Fox	42	Chief Financial Officer
John Richard	65	Chief Business Officer
Charles Sermon	53	General Counsel
Alexandra (Wills) Hughes-Wilson	51	Chief Patient Access and Commercial Planning
Dr. John Lewicki	71	Chief Scientific Officer
Dr. Suba Krishnan	58	Senior Vice President Clinical Development
Dr. Jackie Parkin	65	Senior Vice President and Therapeutic Head
Non-Executive Directors
Dr. Jeremy Bender	51	Director
Dr. Anders Ekblom	68	Director
Dr. Pierre Jacquet	56	Director
Dr. Annalisa Jenkins	57	Director
Dr. Deepika R. Pakianathan	58	Director
Justin Roberts	40	Director
Dr. Daniel Shames	77	Director
Marc Yoskowitz	48	Director
Michael S. Wyzga	68	Chairman of the Board and Director

The current business addresses for Mereo’s executive officers and directors is c/o Mereo BioPharma Group plc, 4th Floor, One Cavendish Place, London, W1G 0QF, United Kingdom.

The following are brief biographies of Mereo’s executive officers and non-executive directors:

Dr. Denise Scots-Knight. Dr. Scots-Knight has served as our Chief Executive Officer since July 2015 and as a member of our Board since our formation. From 2010 until joining us, Dr. Scots-Knight was the Managing Partner of Phase4 Partners Ltd. (“Phase4”), a global life science venture capital firm. Dr. Scots-Knight is currently a board member of Elanco Animal Health Incorporated (NYSE: ELAN). Dr. Scots-Knight previously served as a member of the board of directors of Idenix Pharmaceuticals, Albireo and OncoMed. Dr. Scots-Knight holds a B.Sc. (Hons.) and a Ph.D. from Birmingham University.

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

Dr. Suba Krishnan. Dr Krishnan has served as our SVP Clinical Development since she joined us in December 2020 from Genmab, where, as Global Program Head Immuno-Oncology, she led cross-functional teams in the strategy and execution of multiple first-in-class bispecific antibodies. Dr. Krishnan has held positions of increasing scope, working across all stages of drug development, to evaluate PARP-inhibitors, ADCs and IO agents, and filing for approvals of nivolumab in second-line bladder cancer and pembrolizumab in small cell lung cancer. Earlier, Dr. Krishnan was Assistant Professor, Pediatric Hematology, Columbia University, and held the Sickle Cell Scholar position at Thomas Jefferson University. Dr. Krishnan completed her MBBS at the Armed Forces Medical College in Pune, India and trained in Pediatric Hematology/Oncology at Columbia University.

Dr. Jackie Parkin. Dr. Parkin is our SVP and Therapeutic Head, leading clinical development of alvelestat for alpha-1 antitrypsin deficiency (AATD) lung disease and collaborations for studies in COVID-19 and Bronchiolitis Obliterans Syndrome (BOS). She is also responsible for acumapimod in AECOPD and leflutrozole in male hypogonadism. Dr. Parkin previously served as Vice President for Clinical Development at GlaxoSmithKline, leading immuno-inflammatory and infectious diseases. Prior to GSK, Dr. Parkin was a Clinical Senior Lecturer in Immunology at the St Bartholomew’s and Royal London Hospital, caring for patients with HIV infection.

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

Dr. Anders Ekblom. Dr. Ekblom has served on our Board since July 2015. Dr. Ekblom has held a number of executive positions at AstraZeneca, including Executive Vice President Global Drug Development, Executive Vice President Global Medicines Development, Global Head Clinical Development and Chief Executive Officer of AstraZeneca AB Sweden. He currently serves as Chairman of the Board of Elypta AB and Xspray Pharma AB, and on the boards of directors of Alligator Bioscience AB and AnaMar AB. Dr. Ekblom is a board-certified medical doctor and an Associate Professor at the Karolinska Institutet. Dr. Ekblom holds a M.D., Ph.D. and a D.D.S. from Karolinska Institutet.

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

Dr. Annalisa Jenkins. Dr. Jenkins has served on our Board of Directors since November 2022. Dr. Jenkins served as president and CEO of Dimension Therapeutics, a leading NASDAQ listed gene therapy company that was acquired by Ultragenyx in November 2017. Prior leadership roles have included the head of global research and development at Merck Serono and SVP, Global Development at Bristol Myers-Squibb. Dr. Jenkins is a board member and advisor to a number of public and private health and life science companies globally. She is also a board member of Genomics England and a trustee of The Kings Fund and The British Heart Foundation. Dr. Jenkins graduated with a degree in medicine from St. Bartholomew’s Hospital in the University of London and served as a Surgeon Lieutenant Commander in the British Royal Navy.

Dr. Deepika R. Pakianathan. Dr. Pakianathan has served on our Board since April 2019 following completion of the Merger and served as a director of OncoMed since December 2008 until the closing of the Merger. Since 2001, Dr. Pakianathan has been a Managing Member at Delphi Ventures, a venture capital firm focused on biotechnology and medical device investments. Dr. Pakianathan serves on the boards of directors of Karyopharm Therapeutics, Inc., Theravance Biopharma, Inc., and Calithera Biosciences, Inc. Dr. Pakianathan previously served on the boards of directors of Foresite Development Corp II, Alder Biopharmaceuticals, Inc. and Foresite Development Corp I. and Relypsa, Inc. Dr. Pakianathan received a B.Sc. from the University of Bombay, India, a M.Sc. from The Cancer Research Institute at the University of Bombay, India, and an M.S. and Ph.D. from Wake Forest University.

Justin Roberts. Justin Roberts has served on our Board of Directors since November 2022. Mr. Roberts is a Partner at Rubric Capital Management LP, a role he has held since the formation of the company in 2016. Before Rubric he spent seven years at Point72 Asset Management. Mr. Roberts has also held roles at ZS Associates, Moore Capital Management, and began his career at Lehman Brothers as an investment banker in their M&A practice. Mr. Roberts graduated with honors from Johns Hopkins University.

Dr. Daniel Shames. Dr. Shames has served on our Board of Directors since November 2022. Dr. Shames has served as President of Daniel A. Shames Consulting, providing regulatory services to over 100 biotechnology and pharmaceutical clients. Prior to starting his consultancy Dr. Shames spent 12 years at the FDA during which time he was involved in the safety and efficacy review of hundreds of drugs. Most recently Dr. Shames served as Deputy Director, Office of Drug Evaluation III from 2006 to 2008, while also serving as Director of the Division of Gastroenterology and Inborn Error Products. Prior to that he was Director of Reproductive and Urologic Drugs from 2001 to 2006. Before joining the FDA, Dr. Shames founded Carolina Urocorp, operated a private medical practice, and was as Major in the United States Army Medical Corps. Dr. Shames received his undergraduate degree from Brandeis University, his MD from Georgetown University School of Medicine, and did his urology residency at the University of Pennsylvania.

Marc Yoskowitz. Mr. Yoskowitz has served on our Board of Directors since November 2022. Mr. Yoskowitz serves as EVP and Chief Strategy Officer, Life Sciences at Tempus, Inc. Prior to Tempus, Mr. Yoskowitz was Chief Business Officer, Pfizer Essential Health, leading a range of corporate initiatives within the Pfizer portfolio. Prior to Pfizer, he served as SVP, Strategy and Corporate Development at Hospira and was a member of the Executive Committee. Earlier in his career, Mr. Yoskowitz led business development at a specialty pharmaceutical company, spent eight years at McKinsey & Company where he was an Associate Principal, and began his career as an M&A lawyer at Davis, Polk & Wardwell in New York. Mr. Yoskowitz received a bachelor’s degree magna cum laude from Washington University in St. Louis and holds a JD from Columbia University School of Law.

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

6.B. Compensation

Executive Officer Remuneration

The following table sets forth the remuneration paid during the year ended December 31, 2022.

	Salary (£)	Cash Bonus (1) (£)	All Other Compensation (2) (£)	Total (3) (£)
Dr. Denise Scots-Knight	418,747	226,123	51,106	695,976
Other Executive Officers	2,063,665	762,482	219,818	3,045,965

(1)	Amount shown reflects cash bonuses awarded for achievement of performance goals.
(2)	Amount shown represents health benefit payments and pension contributions made by us.
(3)

Total compensation set out in this table does not include any amounts for the value of options to acquire Mereo ordinary shares or awards granted to or held by current senior management, which is described in “—Equity Compensation Awards to Non-Executive Directors and Executive Officers of Mereo.”

Executive Officer Employment Agreements

Dr. Denise Scots-Knight

We entered into an employment agreement with Dr. Scots-Knight on July 29, 2015, as amended and restated on September 3, 2021. This agreement entitles Dr. Scots-Knight to receive an annual base salary and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. We currently contribute to Dr. Scots-Knight’s Self-Invested Personal Pension Scheme an amount equal to 10% of Dr. Scots-Knight’s annual salary, provided that she contributes 4% or more of her annual salary to that scheme. In lieu of a pension contribution, we may, at Dr. Scots-Knight’s request, pay a pro-rata amount equal to 10% of her base salary as additional compensation. Either party may terminate the employment agreement by giving the other party not less than 12 months’ written notice, provided that we may terminate Dr. Scots-Knight at any time with immediate effect for cause or by giving written notice to Dr. Scots-Knight that we will instead pay her basic salary for any remaining notice period. Dr. Scots-Knight’s employment agreement also contains restrictive covenants pursuant to which she has agreed to refrain from competing with us or soliciting our key employees for a period of six months following her termination of employment or soliciting our customers for a period of nine months following her termination of employment. The employment agreement includes the provision of accelerated vesting of share options and payments to Dr. Scots-Knight equal to 18 months’ annual base salary and Dr. Scots-Knight’s target annual bonus in the event of a covered termination during the period commencing on a change in control of the Company and ending 12 months after such change in control.

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

Mr. Richard’s employment agreement entitles him to receive an annual base salary and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. Either party may terminate the employment agreement by giving the other party not less than three months’ written notice, provided that we may terminate Mr. Richard at any time with immediate effect for cause or by giving written notice to Mr. Richard that we will instead pay his basic salary for any remaining notice period. Mr. Richard’s employment agreement also contains restrictive covenants pursuant to which he has agreed to refrain from competing with us or soliciting our key employees or customers for a period of six months following his termination of employment. Mr. Richard’s employment agreement includes the provision of accelerated vesting of share options and payments to Mr. Richard equal to 12 months’ annual base salary and Mr. Richard’s target annual bonus in the event of a covered termination following a change in control of the Company.

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

Ms. Hughes-Wilson is also eligible to participate in Mereo’s group personal pension scheme and Mereo has agreed to contribute to the pension scheme an amount equal to 10% of Ms. Hughes-Wilson annual salary provided that she contributes 4% or more of her annual salary to that scheme. In lieu of a pension contribution, Mereo may, at Ms. Hughes-Wilson’s request, pay a pro-rata amount equal to 10% of her base salary as additional compensation. Either party may terminate the employment agreement by giving the other party not less than six months’ written notice, provided that Mereo may terminate Ms. Hughes- Wilson at any time with immediate effect for cause or by giving written notice to Ms. Hughes-Wilson that Mereo instead pay her basic salary for any remaining notice period. Ms. Hughes-Wilson’s employment agreement also contains restrictive covenants pursuant to which she has agreed to refrain from competing with Mereo or soliciting its key employees for a period of six months following her termination of employment or soliciting Mereo customers for a period of nine months following her termination of employment. The employment agreement includes the provision of accelerated vesting of share options and payments to Ms Hughes-Wilson equal to 12 months’ annual base salary and Ms. Hughes-Wilson’s target annual bonus in the event of a covered termination during the period commencing on a change in control of the Company and ending 12 months after such change in control.

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

Equity Compensation Awards to Non-Executive Directors and Executive Officers of Mereo

The following table summarizes: (i) the outstanding number of options and awards under the equity incentive plans; and (ii) the number of shares granted to executive officers and non-executive directors, as of December 31, 2022:

Name Dr. or Ph.D or MBBS	Ordinary Shares (including those represented by ADSs)	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share (£)	ADSs Underlying Options and Deferred RSUs	Exercise Price Per ADS ($)	Grant Date	Expiration Date
Dr. Denise Scots-Knight		1,544,745	1.29			September 25, 2015	September 25, 2025
				87,500	5.40	May 20, 2019	May 20, 2029
				87,500	3.00	July 23, 2019	July 23, 2029
				175,000	1.84	February 20, 2020	February 20, 2030
				520,000	2.72	February 1, 2021	February 1, 2031
				1,100,000	1.40	January 14, 2022	January 14, 2032
	1,078,274
Christine Fox				170,000	3.32	January 19, 2021	January 19, 2031
				220,000	1.40	January 14, 2022	January 14, 2032
John Richard		772,371	1.29			September 25, 2015	September 25, 2025
		50,000	2.21			June 1, 2016	June 1, 2026
				27,500	5.40	May 20, 2019	May 20, 2029
				27,500	3.00	July 23, 2019	July 23, 2029
				85,000	1.84	February 20, 2020	February 20, 2030
				140,000	2.72	February 1, 2021	February 1, 2031
				220,000	1.40	January 14, 2022	January 14, 2032
	386,158
Charles Sermon		772,371	1.29			September 25, 2015	September 25, 2025
				27,500	5.40	May 20, 2019	May 20, 2029
				27,500	3.00	July 23, 2019	July 23, 2029
				85,000	1.84	February 20, 2020	February 20, 2030
				150,000	2.72	February 1, 2021	February 1, 2031
				275,000	1.40	January 14, 2022	January 14, 2032
	685,849
Alexandra (Wills) Hughes-Wilson		30,769	3.25			May 2, 2018	May 2, 2028
		9,231	3.25			May 2, 2018	May 2, 2028
				18,000	5.40	May 20, 2019	May 20, 2029
				18,000	3.00	July 23, 2019	July 23, 2029
				50,000	1.84	February 20, 2020	February 20, 2030
				100,000	2.72	February 1, 2021	February 1, 2031
				160,000	1.40	January 14, 2022	January 14, 2032
	38,250
Dr. John Lewicki				100,000	2.77	August 12, 2020	August 12, 2030

Name Dr. or Ph.D or MBBS	Ordinary Shares (including those represented by ADSs)	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share (£)	ADSs Underlying Options and Deferred RSUs	Exercise Price Per ADS ($)	Grant Date	Expiration Date
				100,000	2.72	February 1, 2021	February 1, 2031
				160,000	1.40	January 14, 2022	January 14, 2032
	90,995
Dr. Suba Krishnan				200,000	3.32	January 19, 2021	January 19, 2031
				180,000	1.40	January 14, 2022	January 14, 2032
Dr. Jackie Parkin		406,240	1.29			October 26, 2015	October 26, 2025
				30,000	5.40	May 20, 2019	May 20, 2029
				50,000	1.84	February 20, 2020	February 20, 2030
				100,000	2.72	February 1, 2021	February 1, 2031
				150,000	1.40	January 14, 2022	January 14, 2032
Dr. Jeremy Bender				22,000	3.32	January 19, 2021	January 19, 2031
				31,500	2.72	February 1, 2021	February 1, 2031
				55,000	1.31	February 1, 2022	February 1, 2032
				38,032	(2)	February 1, 2022	(2)
Dr. Anders Ekblom		216,264	1.29			September 25, 2015	September 25, 2025
				5,500	5.40	May 20, 2019	May 20, 2029
				5,500	3.00	July 23, 2019	July 23, 2029
				11,000	1.84	February 20, 2020	February 20, 2030
				31,500	2.72	February 1, 2021	February 1, 2031
				55,000	1.31	February 1, 2022	February 1, 2032
				44,042	(2)	February 1, 2022	(2)
				1,540	(2)	December 1, 2022	(2)
	189,702
Dr. Pierre Jacquet				88,393	1.31	February 1, 2022	February 1, 2032
				32,867	(2)	February 1, 2022	(2)
				1,583	(2)	December 1, 2022	(2)
Dr. Annalisa Jenkins				9,167	0.79	December 1, 2022	December 1, 2032
				9,946	(2)	December 1, 2022	(2)
Dr. Deepika R. Pakianathan				5,500	5.40	May 20, 2019	May 20, 2029
				5,500	3.00	July 23, 2019	July 23, 2029
				11,000	1.84	February 20, 2020	February 20, 2030
				31,500	2.72	February 1, 2021	February 1, 2031
				55,000	1.31	February 1, 2022	February 1, 2032
Justin Roberts(1)	83,780,600
Dr. Daniel Shames				9,167	0.79	December 1, 2022	December 1, 2032
				9,946	(2)	December 1, 2022	(2)
Marc Yoskowitz				9,167	0.79	December 1, 2022	December 1, 2032
				9,946	(2)	December 1, 2022	(2)
Michael S. Wyzga				5,500	5.40	May 20, 2019	May 20, 2029
				5,500	3.00	July 23, 2019	July 23, 2029
				11,000	1.84	February 20, 2020	February 20, 2030
				31,500	2.72	February 1, 2021	February 1, 2031
				55,000	1.31	February 1, 2022	February 1, 2032
				43,524	(2)	February 1, 2022	(2)
				56,342	(2)	June 1, 2022	(2)

(1)

Mr. Roberts is a partner of Rubric Capital Management LP, which has ultimate voting and investment power over the ordinary shares and ADSs held by Rubric Capital Management LP. He disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. Mr. Roberts has waived all remuneration in respect of his appointment as a non-executive director.

(2)	Deferred RSUs do not have an exercise price and payment of Deferred RSUs will generally be made 180 days following separation of service.

Mereo has granted or may grant or intend to grant share options and awards under the following seven equity award plans (the “Mereo Share Plans”): (i) the 2015 Plan; (ii) the Share Option Plan; (iii) the LTIP; (iv) the Mereo 2019 DBP; (v) the Mereo 2019 Equity Incentive Plan (the 2019 Plan), (vi) the 2019 NED Equity Incentive Plan (the “2019 NED Plan”) (each as defined below).

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

Options are not automatically exercisable on vesting, but upon Admission became exercisable to the extent vested. Options may generally be exercised until the day immediately preceding the tenth anniversary of the date of grant. Options have been granted under the 2015 Plan with an exercise price ranging from £1.43 per Mereo ordinary share to £2.44 per Mereo ordinary share.

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

Eligibility, Awards and Administration

The 2019 EIP provides for the grant of the following types of awards to executive directors and employees: (i) market value options; (ii) share appreciation rights; (iii) restricted stock / restricted stock unit awards; (iv) performance awards (awards subject to performance conditions) and (v) other share-based awards.

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

Vesting Schedule

Awards vest in accordance with the vesting schedule set for the relevant award in its award agreement. Subject to the executive director or employees continued employment, one-fourth of each market value option grant shall vest on the first anniversary of the grant date and the remainder shall vest in equal monthly installments over the three-year period following the first anniversary.

Limitation on Awards

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

Vesting Schedule

Awards vest in accordance with the vesting schedule set for the relevant award in its award agreement. In the normal course of events and subject to the non-executive directors holding their current office (or otherwise being employed) through each applicable vesting date, awards over market value option grants shall vest in substantially equal monthly installments over a one-year period following the grant date.

During the year ended December 31, 2022, deferred restricted stock units (“Deferred RSUs”) under the 2019 NED EIP were granted to non-executive directors who elected to receive Deferred RSUs over ADSs in lieu of annual cash compensation. The number of Deferred RSUs to be granted were determined by dividing the estimated amount of the annual cash compensation by the average closing trading price of the Company’s ADSs over the most recent 30 trading days as of the grant date.

In the normal course of events and subject to the participant holding the participant’s current office (or being otherwise employed) through each applicable vesting date, such Deferred RSUs shall vest in substantially equal monthly installments over the year following their grant date. Payment of Deferred RSUs in ADSs will generally be made 180 days following separation of service. No performance conditions apply to such awards.

Limitation on Awards

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

Incentive Award Arrangements

We have no incentive award arrangements in place as of the date of this Annual Report.

For a description of the equity incentive plans see “—B. Compensation—Equity Compensation Awards to Non-Executive Directors and Executive Officers of Mereo.”

Non-Executive Directors Remuneration

The following table sets forth the remuneration paid during 2022 to the current non-executive directors, all of which was in the form of annual fees and Deferred RSUs:

Name	Annual Fees (£)	Deferred RSU (number)
Dr. Jeremy Bender	3,375	38,032
Dr. Anders Ekblom	3,908	45,582
Dr. Pierre Jacquet	—	34,450
Dr. Annalisa Jenkins	—	9,946
Dr. Deepika R. Pakianathan	45,686	—
Justin Roberts(1)	—	—
Dr. Daniel Shames	—	9,946
Marc Yoskowitz	—	9,946
Michael S. Wyzga	4,167	99,866

(1)	Mr. Roberts has waived all remuneration in respect of his appointment as a non-executive director.

Peter Fellner and Brian Schwartz served as non-executive directors until their resignation on November 10, 2022. Between January 1, 2022 and November 10, 2025 Peter Fellner was paid total remuneration of £54,342 and Brian Schwartz was paid £3,283 and received 28,586 Deferred RSUs in lieu of fees. Anne Hyland was appointed as a non-executive director on March 1, 2022 and resigned from the Board on November 10, 2022. Ms. Hyland received 34,758 Deferred RSUs in lieu of the fees for this period. Abdul Mullick was appointed as a non-executive director on May 17, 2022 and resigned from the Board on November 10, 2022. Dr. Mullick received 32,928 Deferred RSUs in lieu of fees.

Deferred restricted stock units (“Deferred RSUs”) under the 2019 NED Plan were granted to NEDs who elected to receive Deferred RSUs over ADSs in lieu of annual cash compensation for the year commencing February 1, 2022 (“Plan Year”). Subject to the continued service of the NEDs, the Deferred RSUs vest in substantially equal monthly installments over the Plan Year. Payment of Deferred RSUs in ADSs will generally be made 180 days following separation of service.

The number of Deferred RSUs to be granted were determined by dividing the estimated amount of the annual cash compensation by the average closing trading price of the Company’s ADSs over the most recent 30 trading days as of the grant date.

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

Pension, Retirement or Similar Benefits

Mereo operates a defined contribution pension scheme which is available to all employees. Mereo makes payments of up to 10% of basic salary for executives, including Mereo’s Chief Executive Officer, into any pension scheme or similar arrangement as the participating executive may reasonably request (or a payment in lieu thereof). Such payments are not counted for the purposes of determining bonuses or awards under the LTIP. The total amount set aside or accrued by Mereo to provide pension, retirement or similar benefits to Mereo’s current directors and Mereo’s senior management with respect to 2022 was £157,586, which represents contributions made by Mereo in 2022 in respect of a defined contribution scheme.

6.C. Board practices

Composition of the Mereo Board

Our Board currently consists of ten members. Our Board has determined that none of our directors have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. As a foreign private issuer, we are not required to meet the Nasdaq rule that our board be comprised of a majority of independent directors. However, we currently comply and intend to continue to comply with this requirement. There are no family relationships among any of our directors or senior management.

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

Audit and Risk Committee

The audit and risk committee which consists of Deepika R. Pakianathan, Annalisa Jenkins, Michael S. Wyzga and Jeremy Bender, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Dr. Pakianathan serves as Chair of the committee. The audit and risk committee consists exclusively of members of our board who are financially literate, and Dr. Pakianathan is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit and risk committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit and risk committee is governed by a charter that complies with Nasdaq rules.

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

The audit and risk committee will meet as often as one or more members of the audit and risk committee deem necessary, but in any event will meet at least three times per year. The audit and risk committee will meet at least once per year with our independent accountant, without our senior management being present.

Remuneration Committee

The remuneration committee which consists of Deepika R. Pakianathan, Justin Roberts and Anders Ekblom, assists the board in determining senior management compensation. Dr. Ekblom serves as Chairman of the committee. Under Nasdaq rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. However, foreign private issuers are not required to meet this heightened standard. Nonetheless, our board has determined that Dr. Pakianathan, Mr. Roberts and Dr. Ekblom meet this heightened standard. The remuneration committee is governed by a charter that complies with Nasdaq rules.

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

Nomination and Corporate Governance Committee

The nomination and corporate governance committee which consists of Michael S. Wyzga, Jeremy Bender, Pierre Jacquet, and Justin Roberts, assists our board in identifying individuals qualified to become members of our board and senior management consistent with criteria established by our board and in developing our corporate governance principles. Mr. Wyzga serves as Chairman of the nomination and corporate governance committee. The nomination and corporate governance committee is governed by a charter that complies with Nasdaq rules.

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

Research and Development Committee

The research and development committee, which consists of Pierre Jacquet, Dr. Daniel Shames, Deepika R. Pakianathan and Anders Ekblom, assists our senior management with oversight and guidance related to strategic research and development matters and provides guidance and makes recommendations to our board regarding strategic research and development matters. Dr. Ekblom serves as Chairman of the research and development committee.

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

6.D. Employees

As of December 31, 2022, 2021 and 2020, Mereo had 36, 49, and 38 employees, respectively. As at December 31, 2022, 27 employees are located in the United Kingdom and 9 employees are located in the United States.

All of our employees are engaged in either general and administrative or research and development functions. None of our employees are covered by a collective bargaining agreement.

6.E. Share Ownership

Share Ownership

The total number of ordinary shares of the company beneficially owned by our directors and executive officers including in the form of ADSs, as of the date of this annual report, was 112,636,815 (which includes shares subject to options that are currently exercisable or will be exercisable within 60 days of February 28, 2023) which represents 18.02% of the total number of ordinary shares outstanding as of February 28, 2023. See Item 7.A. below.

Share Options

See “—B. Compensation—Equity Compensation Awards to Non-Executive Directors and Executive Officers of Mereo.”

Item 7.	Major Shareholders And Related Party Transactions

7.A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of Mereo ordinary shares as of February 28, 2023 by each person known by Mereo to own beneficially 5% or more of the outstanding Mereo ordinary shares.

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

The percentage of Mereo ordinary shares beneficially owned as of February 28, 2023 is computed on the basis of 624,928,519 ordinary shares outstanding as of February 28, 2023. Mereo ordinary shares that a person has the right to acquire within 60 days of February 28, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders:
Rubric Capital Management LP (2)	83,780,600	13.41%
Baker Bros. Advisors LP (3)	69,359,359	9.99%
Suvretta Capital Management, LLC (4)	36,822,190	5.89%
Rock Springs Capital Management LP (5)	31,224,485	5.00%

(1)	Ordinary shares figures include ordinary shares represented by ADSs.
(2)

Based on information contained in a Statement on Schedule 13G filed by the shareholder on October 28, 2022. The address of the principal business office of Rubric Capital Management LP is 155 East 44th Street, Suite 1630, New York, NY 10017.

(3)

Based on information known to Mereo and information contained in a Statement on Schedule 13G filed by the shareholder. Advisors LP on February 14, 2023. The address of the principal business office of Baker Bros. Advisors LP is 860 Washington St, 3rd Floor, New York, NY 10014.

(4)

Based upon information contained in a Statement on Schedule 13G filed by the shareholder on February 14, 2023. The address of the principal business office of Suvretta Capital Management, LLC is 540 Madison Avenue, 7th Floor, New York, New York 10022.

(5)

Based upon information known to Mereo and information contained in a Statement on Schedule 13G filed by the shareholder on February 14, 2023. The address of the principal business office of Rock Springs Capital Management LP is 650 South Exeter, Suite 1070 Baltimore, MD 21202

On February 12, 2021, we announced the completion of an underwritten public offering of 39,675,000 ADSs, at a public offering price of $2.90 per ADS, which included 5,175,000 additional ADSs issued upon the exercise in full of the underwriters’ option to purchase additional ADSs. The aggregate gross proceeds to us from the public offering, before deducting underwriting discounts and commissions and offering expenses were $115.1 million. The net proceeds, after transaction costs, were £78.4 million ($108.2 million).

To our knowledge, and other than changes in percentage ownership as a result of the transaction described above and other than as disclosed in this Annual Report and in our other filings with the SEC, there has been no significant change in the percentage ownership held by the major shareholders listed above since January 1, 2021. The major shareholders listed above do not have voting rights with respect to their ordinary shares or ADSs that are different from the voting rights of other holders of our ordinary shares or ADSs.

As of December 31, 2022, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, including ADSs held by the entities set forth in the table above, and excluding certain other holders that we know to be non-residents of the United States, we estimate that approximately 92% of our outstanding ordinary shares (including ordinary shares underlying ADSs) were held in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these shares were held by brokers or other nominees.

7.B. Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2022, or currently in effect with any member of our board of directors or executive officers and the holders of more than 5% of our ordinary shares or ADSs.

Transactions with Mereo’s Executive Officers and Directors

We have entered into employment agreements or consultancy agreements with our executive officers. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Executive Officer Employment Agreements.”

Employee Benefit Trust

In 2016, we established an Employee Benefit Trust (“EBT”) for the purpose of holding ordinary shares (subsequently ADSs) to satisfy the exercise of options under the Company’s share-based incentive schemes.

No funding was loaned to the EBT by the Company during the year ended December 31, 2022 or 2021. During the years ended December 31, 2022 and 2021, no ordinary shares were purchased by the EBT. A total of 15,645 ADSs (2021: 31,205) held by the EBT were used in the year-ended December 31, 2022 to satisfy the exercise of options under the Company’s share- based incentive schemes. As of December 31, 2022 the EBT holds 206,606 ADSs (2021: 216,251) along with £17,741 in cash (2021: £17,866).

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

8.B. Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2022.

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

10.B. Memorandum and Articles of Association

See Exhibit 1.1 to this Annual Report on Form 20-F for more information.

10.C. Material Contracts

For a description of our material contracts, please see “Item 4. Information on the Company—B. Business Overview— Material Agreements.”

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

Based on our gross income, the average value of our assets, including goodwill, and the nature of the current stage of our business, we believe we were a PFIC for the year ended December 31, 2022. There can be no assurance regarding our PFIC status for the current year or any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Whether we will be a PFIC in the current or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our goodwill and other intangible assets, is uncertain and may vary substantially over time. In addition, the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year (to the extent applicable) will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC in the current or for any future taxable year. Accordingly, U.S. Holders should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

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

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of our ADSs, the depositary’s, receipt. Dividends generally will be income from non-U.S. sources, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, non-U.S. tax withheld, if any, on dividend may be deducted from such U.S. Holder’s taxable income or credited against such U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if a U.S. Holder does not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders are urged to consult their tax advisors to determine whether and to what extent such U.S. Holder will be entitled to a foreign tax credit.

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

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves at highly rated banks and financial institutions and invest in short-term deposits to achieve a competitive rate of return. Our liquid resources are invested regard to the timing of payments to be made in the ordinary course of business and we monitor our funding requirements through preparation of short-term, mid-term, and long-term forecasts, matching the maturity profiles of financial assets and liabilities.

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

We monitor our exposure to foreign exchange risk. We have not entered into foreign exchange contracts to hedge against foreign exchange fluctuations but maintain cash and short-term deposits in U.S. dollars to cover anticipated forward commitments. For the year ended December 31, 2022, we recorded a net foreign exchange gain of £1.5 million, compared to a loss of £1.0 million loss for the year ended December 31, 2021.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

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

Our board has determined that Dr. Deepika Pakianathan qualifies to serve as an “audit committee financial expert” as defined under the SEC rules, and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Dr. Pakianathan also qualifies as an independent director under the corporate governance standards of the Nasdaq listing requirements and the audit committee independence requirements of Rule 10A-3 of the Exchange Act. For more information see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Mereo Board—Audit and Risk Committee.”

Item 16B.	Code of Ethics

Code of Business Conduct and Ethics and Anti-Bribery and Anti-Corruption Policy

We have adopted a Code of Business Conduct and Ethics and an Anti-Bribery and Anti-Corruption Policy applicable to all of our directors, executive officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a code of ethics as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics and the Anti- Bribery and Anti-Corruption Policy can be found on our website at www.mereobiopharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or the Anti-Bribery and Anti-Corruption Policy or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Item 16C.	Principal Accountant Fees and Services

Our consolidated financial statements have been prepared in accordance with IFRS and were audited by BDO LLP, our independent registered public accounting firm registered with the Public Company Accounting Oversight Board in the United States.

BDO LLP has served as our independent registered public accounting firm for the year ended December 31, 2022 and for the year ended December 31, 2021. Ernst & Young LLP served as our independent registered public accounting firm for the year ended December 31, 2020.

The following table provides information regarding fees paid by us to BDO LLP for all services, for the years ended December 31, 2022 and December 31, 2021:

	Year Ended December 31,
	2022	2021
	(in thousands of pounds)
Audit fees(1)	479	461
Audit related fees	—	—
Other fees	—	—

Total fees	479	461

(1)

Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, review of our registration statement, related consents and audits of our subsidiary accounts.

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

In the years ending December 31, 2022 and 2021 Mereo’s Employee Benefit Trust (“EBT”) purchased no ordinary shares. In December 2020, the EBT converted its ordinary shares into 247,456 ADS’s. As at December 31, 2022 a total cash balance of £17,741 was held by the EBT. Mereo utilizes the EBT to hold ADSs to satisfy the exercise of options under the Mereo’s share-based incentive schemes.

	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs
Month #1 (October 1, 2018 – October 31, 2018)	131,487	£1.90
Month #2 (December 1, 2018 – December 31, 2018)	31,513	£1.80
Month #3 (May 1, 2019 – May 31, 2019)	1,074,274	£0.93
June 4, 2020	7	£0.17
Total	1,237,274	£1.88

(1)	The ordinary shares were not purchased as part of a publicly announced plan or program

Item 16F.	Change In Registrant’s Certifying Accountant

None

Item 16G.	Corporate Governance

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART THREE

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1.

Item 19.	Exhibits

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 6-K, furnished to the SEC on May 17, 2022 (Film No. 22932321)).

2.1	Form of American Depositary Receipt of Mereo BioPharma Group plc (incorporated into this Form 20-F by reference to Exhibit 4.3 to Mereo’s Form F-4/A filed March 15, 2019 (File No. 333-229351)).

2.2*	Description of Securities Registered under Section 12 of the Exchange Act.

4.1	Agreement and Plan of Merger and Reorganization, dated December 5, 2018, by and among Mereo BioPharma Group plc, Mereo US Holdings Inc., Mereo MergerCo One Inc. and OncoMed Pharmaceuticals, Inc. (incorporated into this Form 20-F by reference to Exhibit 2.1 to Mereo’s Form F-4/A filed March 15, 2019 (File No. 333- 229351)).

4.9†	BCT197 Asset Purchase Agreement, dated July 28, 2015, by and between Mereo BioPharma 1 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Exhibit 10.20 to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

Exhibit No.	Description

4.9.1	Amendment Agreement for BCT197, dated October 19, 2018, by and between Mereo BioPharma 1 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Exhibit 10.20.1 to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.9.2	Addendum to the Asset Purchase Agreement, dated October 4, 2017, by and between Mereo BioPharma 1 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Exhibit 10.20.2 to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.9.3	Addendum to the Asset Purchase Agreement, dated April 12, 2016, by and between Mereo BioPharma 1 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Exhibit 10.20.3 to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.10†	BGS649 Asset Purchase Agreement, dated July 28, 2015, by and between Mereo BioPharma 2 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Exhibit 10.21 to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.10.1	Amendment Agreement for BGS649, dated October 19, 2018, by and between Mereo BioPharma 2 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Exhibit 10.21.1 to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.10.2	Addendum to the Asset Purchase Agreement, dated August 17, 2017, by and between Mereo BioPharma 2 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Exhibit 10.21.2 to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.11†	BPS804 Asset Purchase Agreement, dated July 28, 2015, by and between Mereo BioPharma 3 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Exhibit 10.22 to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.11.1†	Amendment Agreement, dated August 10, 2018, by and between Mereo BioPharma 3 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Exhibit 10.22.1 to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.11.2	Addendum to the Asset Purchase Agreement, dated December 21, 2016, by and between Mereo BioPharma 3 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Exhibit 10.22.2 to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.12†	Sublicense Agreement, dated July 29, 2015, by and between Mereo BioPharma 3 Limited and Novartis Pharma AG (incorporated into this Form 20-F by reference to Exhibit 10.23 to Mereo’s Form F-4 filed January 25, 2019 (File No. 333- 229351)).

4.13†	Exclusive License and Option Agreement, dated October 28, 2017, by and between Mereo BioPharma 4 Limited and AstraZeneca AB (incorporated into this Form 20-F by reference to Exhibit 10.24 to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.14	Form of Deed of Indemnity for members of the board of directors of Mereo BioPharma Group plc (incorporated into this Form 20-F by reference to Exhibit 10.26 to Mereo’s Form F-4 filed January 25, 2019 (File No. 333-229351)).

4.15	Form of Contingent Value Rights Agreement by and between Computershare, Inc., as rights agent, and Mereo BioPharma Group plc (incorporated into this Form 20-F by reference to Annex B to Mereo’s Form F-4/A filed March 15, 2019 (File No. 333-229351)).

4.17*	Form of Letter of Appointment for members of the board of directors of Mereo BioPharma Group plc.

4.19	Form of Convertible Loan Note Instrument, dated June 3, 2020, relating to Mereo BioPharma Group plc and amended March 29, 2021 (incorporated by reference to Exhibit 10.3 to the registrant’s report on Form 6-K filed with the SEC on June 5, 2020 (File No. 001-38452)).

4.20	Form of Warrant Instrument, dated June 3, 2020, relating to Mereo BioPharma Group plc and amended March 29, 2021 (incorporated by reference to Exhibit 10.4 to the registrant’s report on Form 6-K filed with the SEC on June 5, 2020 (File No. 001-384520).

4.21	Deed of Consent and Amendment to Convertible Loan Note Instrument, dated December 17, 2020 between Mereo BioPharma Group plc. and the Noteholders named therein (incorporated into this Form 20-F by reference to Exhibit 4.21 to Mereo’s 20-F filed March 31, 2021 (File No. 001-38452).

Exhibit No.	Description

4.22	Form of Amended Convertible Loan Note Instrument, dated December 18, 2020 relating to Mereo BioPharma Group plc. (incorporated into this Form 20-F by reference to Exhibit 4.22 to Mereo’s 20-F filed March 31, 2021 (File No. 001-38452)

4.23	Form of Amended Convertible Loan Note Instrument, dated February 5, 2021 relating to Mereo BioPharma Group plc. (incorporated into this Form 20-F by reference to Exhibit 4.23 to Mereo’s 20-F filed March 31, 2021 (File No. 001-38452)

4.24	Form of Amended Convertible Loan Note Instrument, dated March 29, 2021 relating to Mereo BioPharma Group plc. (incorporated into this Form 20-F by reference to Exhibit 4.24 to Mereo’s 20-F filed March 31, 2021 (File No. 001-38452)

4.25	Deed of Consent and Amendment to Warrant Instrument, dated March 29, 2021 between Mereo BioPharma Group plc. and the Alpha-1 Project, Inc. (incorporated into this Form 20-F by reference to Exhibit 4.25 to Mereo’s 20-F filed March 31, 2021 (File No. 001-38452)

4.26	Employment Agreement, dated September 1, 2019 between Mereo Biopharma Group plc and John Richard (incorporated by reference to Exhibit 10.1 to the registrant’s report on Form 6-K filed with the SEC on September 3, 2019 (File No. 001-38452)).

4.27	Employment Agreement, dated July 1, 2020 between Mereo BioPharma Group plc and John Lewicki.(incorporated into this Form 20-F by reference to Exhibit 4.27 to Mereo’s 20-F filed March 31, 2021 (File No. 001-38452)

4.28	Form of Convertible Loan Instrument, dated February 10, 2020 relating to Mereo BioPharma Group plc (incorporated into this Form 20-F by reference to Exhibit 4.28 to Mereo’s 20-F filed March 31, 2022 (File No. 001-38452).

4.29	Form of Warrant Instrument, dated February 10, 2020 relating to Mereo BioPharma Group plc (incorporated into this Form 20-F by reference to Exhibit 4.29 to Mereo’s 20-F filed March 31, 2022 (File No. 001-38452).

4.30	Deed of Consent and Amendment to Note Instrument, dated November 24, 2020 between Mereo BioPharma Group plc. and Novartis Pharma AG (incorporated into this Form 20-F by reference to Exhibit 4.30 to Mereo’s 20-F filed March 31, 2022 (File No. 001-38452).

4.31	Deed of Consent and Amendment to Warrant Instrument, dated November 24, 2020 between Mereo BioPharma Group plc. and Novartis Pharma AG (incorporated into this Form 20-F by reference to Exhibit 4.31 to Mereo’s 20-F filed March 31, 2022 (File No. 001-38452).

4.32††	Collaboration and License Agreement, dated December 17, 2020, between Mereo BioPharma 3 Limited and Ultragenyx Pharmaceutical Inc. (incorporated into this Form 20-F by reference to Exhibit 4.32 to Mereo’s 20-F filed March 31, 2022 (File No. 001-38452)

4.33	Amended and restated Contract of Employment, dated September 3, 2021, between Mereo BioPharma Group plc and Denise Scots-Knight (incorporated into this Form 20-F by reference to Exhibit 4.33 to Mereo’s 20-F filed March 31, 2022 (File No. 001-38452)

4.34	Amended and restated Contract of Employment, dated September 3, 2021, between Mereo BioPharma Group plc and Christine Fox (incorporated into this Form 20-F by reference to Exhibit 4.34 to Mereo’s 20-F filed March 31, 2022 (File No. 001-38452)

4.36	Amended and restated Contract of Employment, dated September 3, 2021, between Mereo BioPharma Group plc and Charles Sermon (incorporated into this Form 20-F by reference to Exhibit 4.36 to Mereo’s 20-F filed March 31, 2022 (File No. 001-38452)

4.37	Amended and restated Contract of Employment, dated September 16, 2021, between Mereo BioPharma Group plc and Alexandra (Wills) Hughes-Wilson (incorporated into this Form 20-F by reference to Exhibit 4.37 to Mereo’s 20-F filed March 31, 2022 (File No. 001-38452)

4.38	Employment Agreement, dated December 7, 2020, between Mereo BioPharma Group plc and Suba Krishnan (incorporated into this Form 20-F by reference to Exhibit 4.38 to Mereo’s 20-F filed March 31, 2022 (File No. 001-38452)

4.39	Amended and restated Contract of Employment, dated October 12, 2021], between Mereo BioPharma Group plc and Jackie Parkin (incorporated into this Form 20-F by reference to Exhibit 4.39 to Mereo’s 20-F filed March 31, 2022 (File No. 001-38452)

4.40	Form of Change in Control and Severance Agreement for Executives employed by Mereo Biopharma 5, Inc. (incorporated into this Form 20-F by reference to Exhibit 4.40 to Mereo’s 20-F filed March 31, 2022 (File No. 001-38452)

4.44	Deferred Compensation Plan for Non-Employee Directors, dated January 31, 2022 (incorporated into this Form 20-F by reference to Exhibit 4.44 to Mereo’s 20-F filed March 31, 2022 (File No. 001-38452)

4.45†††	License Agreement, dated January 13, 2020, between OncoMed Pharmaceuticals, Inc., Mereo BioPharma Group plc and Oncologie, Inc. (incorporated into this Form 20-F by reference to Exhibit 4.45 to Mereo’s Form 20-F filed March 31, 2021 (File No. 001-38452).

4.46*	Deed of Consent and Amendment to Note Instrument, dated February 9, 2023 between Mereo BioPharma Group plc and Novartis Pharma AG

4.47*	Form of Warrant Instrument, dated February 10, 2023, relating to Mereo BioPharma Group plc

4.48	Form of Performance Based Restricted Stock Unit Award Agreement under the Plans (incorporated into this Form 20-F by reference to Exhibit 4.4 to Mereo’s Form S-8 filed January 24, 2023 (File No. 333-269388))

4.49	Form of Restricted Stock Unit Award Agreement under the Plans (incorporated into this Form 20-F by reference to Exhibit 4.5 to Mereo’s Form S-8 filed January 24, 2023 (File No. 333-269388))

8.1*	List of Subsidiaries of Mereo BioPharma Group plc

Exhibit No.	Description

10.1	Form of Securities Purchase Agreement, dated June 3, 2020, by and among Mereo BioPharma Group PLC and the several purchasers named therein (incorporated by reference to Exhibit 10.1 to the registrant’s report on Form 6-K filed with the SEC on June 5, 2020 (File No. 001-38452)).

10.2	Form of Registration Rights Agreement, dated June 3, 2020, by and between Mereo BioPharma Group PLC and the several purchasers named therein (incorporated by reference to Exhibit 10.2 to the registrant’s report on Form 6-K filed with the SEC on June 5, 2020 (File No. 001-38452)).

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of BDO LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

101	The following materials from this annual report on Form 20-F formatted in XBRL (Extensible Business Reporting Language) are furnished herewith: (i) the Report of Independent Registered Public Accounting Firm, (ii) the consolidated statements of financial position data, (iii) the consolidated statements of comprehensive loss data, (iv) the consolidated statements of changes in shareholders’ equity (capital deficiency), (v) the consolidated statements of cash flows, and (vi) the notes to consolidated financial statements, in each case tagged as blocks of text and in detail.

104	Cover Page Interactive Data File

*	Filed herewith.
†	Portions of this exhibit are subject to a previously filed confidential treatment order pursuant to Rule 406 under the Securities Act.
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

Date: March 28, 2023

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors Mereo BioPharma Group plc London, United Kingdom
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Mereo BioPharma Group plc (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive (loss)/income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ BDO LLP
We have served as the Company’s auditor since 2021.
Reading, United Kingdom
March 28, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Mereo BioPharma Group plc
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of comprehensive loss, changes in equity, and cash flows of Mereo BioPharma Group plc (the Company) for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Adoption of New Accounting Standard
As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of IFRS 16 (Leases).
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Ernst & Young LLP
We have served as the Company’s auditor from 2015 to 2021.
Reading, United Kingdom
March 31, 2021

MEREO BIOPHARMA GROUP PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

		Year ended December 31,
	Notes	2022	2021	2020
		£’000s	£’000s	£’000s

Revenue	6	—	36,464	—
Cost of revenue	6	936	(17,908)	—
Research and development expenses		(24,962)	(23,559)	(16,347)
Administrative expenses		(19,543)	(15,933)	(21,222)

Operating loss		(43,569)	(20,936)	(37,569)

Finance income	9	696	1	44
Finance costs	9	(3,361)	(4,022)	(6,383)
Changes in the fair value of financial instruments	9	7,805	40,039	(109,849)
Gain/(loss) on disposal of intangible assets		—	113	(10,872)
Net foreign exchange gain/(loss)		1,525	(954)	(1,821)
Other income and expenses	9	811	—	—

(Loss)/profit before tax	7	(36,093)	14,241	(166,450)

Taxation	10	1,897	(1,516)	2,822

(Loss)/profit for the year, attributable to equity holders of the parent		(34,196)	12,725	(163,628)
Items that may be reclassified subsequently to profit or loss:
Currency translation of foreign operations		(1,828)	(191)	349

Total comprehensive (loss)/income for the year, attributable to equity holders of the parent		(36,024)	12,534	(163,279)

Basic (loss)/profit per share for the year (in £)	11	(0.06)	0.02	(0.48)
Diluted loss per share for the year (in £)	11	(0.06)	(0.05)	(0.48)
The accompanying notes form an integral part of these consolidated financial statements.

MEREO BIOPHARMA GROUP PLC
CONSOLIDATED BALANCE SHEETS

		As at December 31,
	Notes	2022	2021
		£’000s	£’000s

Assets
Non-current assets
Property, plant and equipment	12	1,831	2,530
Intangible assets	1 3	24,116	24,564

		25,947	27,094
Current assets
Prepayments		3,125	2,799
R&D tax credits	10	1,296	—
Other taxes receivable	10	614	809
Other receivables	15	762	1,419
Cash and short-term deposits	16	56,334	94,296

		62,131	99,323

Total assets		88,078	126,417

Equity and liabilities
Non-current liabilities
Provisions	18	—	1,320
Convertible loan notes	21	—	14,384
Warrant liability	20	129	8,336
Lease liability	12	1,222	1,754
Other liabilities		182	80

		1,533	25,874
Current liabilities
Trade and other payables	17	3,078	2,499
Accruals		4,491	3,826
Current tax liabilities	10	—	1,522
Provisions	1 8	4,822	2,803
Convertible loan notes	21	11,085	—
Warrant liability	20	402	—
Lease liabilit y	12	466	622
Other liabilities	6	333	1,269

		24,677	12,541

Total liabilities		26,210	38,415

Net assets		61,868	88,002

Equity
Issued capital	22	1,875	1,755
Share premium	22	254,303	247,460
Other capital reserves	22	132,680	129,835
Employee Benefit Trust shares	22	(1,058)	(1,140)
Other reserves	22	7,401	7,401
Accumulated losses	22	(331,164)	(296,968)
Translation reserve		(2,169)	(341)

Total equity		61,868	88,002

The accompanying notes form an integral part of these consolidated financial statements.

MEREO BIOPHARMA GROUP PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2022	2021	2020
		£’000s	£’000s	£’000s

Operating activities
(Loss)/profit before tax		(36,093)	14,241	(166,450)
Adjustments to reconcile (loss)/profit before tax to net cash flows:
Depreciation of property, plant and equipment	12	727	642	1,599
Share-based payments expense	26	3,862	3,302	1,558
Net foreign exchange (gain) / loss		(2,064)	954	1,821
Increase in provisions and other liabilities	18,6	211	1,385	162
Finance income	9	(696)	(1)	(44)
Finance costs	9	2,910	3,797	6,226
Other non-cash movements		647	156	—
Gain on lease modification		—	—	(957)
Fair value remeasurement on warrants	9	(7,805)	(40,039)	109,849
Other income and expenses	9	(811)	—	—
(Gain)/loss on disposal of intangible assets		—	(113)	10,872
Out-license of intangible asset		—	9,457	—
Working capital adjustments
Decrease/(increase) in receivables and prepayments		695	(589)	141
Increase/(decrease) in trade and other payables and accruals		1,126	(1,256)	(3,551)
Taxation	10	(1,529)	2,825	10,433

Net cash flows used in operating activities		(38,820)	(5,239)	(28,341)

Investing activities
Acquisition of subsidiary		—	—	(354)
Purchase of property, plant and equipment	12	(10)	(535)	(16)
Proceeds from intangible assets (net of transaction costs)	9	1,484	113	1,821
Interest earned	9	696	1	44
Payments to CVR holders	9	(673)	—	—

Net cash flows (used in)/from investing activities		1,497	(421)	1,495

Financing activities
Proceeds from issuance of ordinary shares		—	78,532	20,136
Transaction costs on issuance of share s		—	(234)	(1,307)
Proceeds from exercise of employee share options		—	46	—
Proceeds from issuance of convertible loan notes		—	—	44,375
Transaction costs on issuance of convertible loan notes		—	—	(3,598)
Repayment of bank loans		—	—	(19,802)
Transaction costs relates to loans and borrowings		—	—	(81)
Interest paid on bank loan		—	—	(2,900)
Payment of lease liabilities	12	(937)	(692)	(2,086)
Proceeds from TAP agreement	22	153	—	—

Net cash flows (used in)/from financing activities		(784)	77,652	34,737

Net (decrease)/increase in cash and cash equivalents		(38,107)	71,992	7,891
Cash and cash equivalents at January 1		94,296	23,469	16,347
Effect of exchange rate changes		145	(1,165)	(769)

Cash and cash equivalents at December 31		56,334	94,296	23,469

The accompanying notes form an integral part of these consolidated financial statements

MEREO BIOPHARMA GROUP PLC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Notes	Issued capital	Share premium	Other capital reserves	Employee Benefit Trust shares	Other reserves	Accumulated losses	Translation reserves	Total
At December 31, 2019		294	121,684	59,147	(1,305)	7,000	(146,065)	(499)	40,256
Loss for the year		—	—	—	—	—	(163,628)	—	(163,628)
Other comprehensive income		—	—	—	—	—	—	349	349
Total		—	—	—	—	—	(163,628)	349	(163,279)
Share-based payments	26	—	—	1,558	—	—	—	—	1,558
Issuance of share capital, net		347	18,715	—	—	(2,125)	—	—	16,937
Conversion of loan notes and warrants		375	21,386	34,188	—	—	—	—	55,949
Reclassification of loan notes embedded derivativ e		—	—	33,481	—	—	—	—	33,481
Conversion of warrants		1	—	—	—	126	—	—	127

At December 31, 2020		1,017	161,785	128,374	(1,305)	5,001	(309,693)	(150)	(14,971)

Profit for the year		—	—	—	—	—	12,725	—	12,725
Other comprehensive income		—	—	—	—	—	—	(191)	(191)
Total		—	—	—	—	—	12,725	(191)	12,534
Share-based payments	26	—	—	3,302	—	—	—	—	3,302
Issuance of share capital, net	22	601	78,609	—	—	—	—	—	79,210
Exercise of share options		—	—	(119)	165	—	—	—	46
Conversion of loan notes and warrants	22	137	7,066	(1,722)	—	2,400	—	—	7,881

At December 31, 2021		1,755	247,460	129,835	(1,140)	7,401	(296,968)	(341)	88,002

Loss for the year		—	—	—	—	—	(34,196)	—	(34,196)
Other comprehensive income		—	—	—	—	—	—	(1,828)	(1,828)
Total		—	—	—	—	—	(34,196)	(1,828)	(36,024)
Share-based payments	26	—	—	3,862	—	—	—	—	3,862
Exercise of share options		—	—	(82)	82	—	—	—	—
Conversion of loan notes	22	120	6,843	(1,005)	—	—	—	—	5,958
Issuance of warrants	22	—	—	70	—	—	—	—	70

At December 31, 2022		1,875	254,303	132,680	(1,058)	7,401	(331,164)	(2,169)	61,868

The accompanying notes form an integral part of these consolidated financial statements
.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Corporate information
Mereo BioPharma Group plc (the “Company” or “Mereo”) is a clinical-stage, United Kingdom (“UK”) based biopharmaceutical company focused on rare diseases.
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
The consolidated financial statements of Mereo BioPharma Group plc and its subsidiaries for the year ended December 31, 2022 were authorized for issue in accordance with a resolution of the Directors on March
28
, 2023. The principal activities of the Company are the development and commercialization of innovative therapeutic pharmaceutical products for rare diseases.
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
Basis of consolidation
The consolidated financial information comprises the financial statements of Mereo BioPharma Group plc and its subsidiaries as at December 31, 2022. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
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

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Non-current assets held by the Company are located in the United Kingdom and United States. As at December 31, 2022,
less than
£0.1 million (2021: £0.1 million) of non-current assets are located in the United States.
Going concern
The going concern basis has been applied in these consolidated financial statements as the Company has adequate resources to meet its liabilities as they fall due for the foreseeable future and at least 12 months from the issuance date of these consolidated financial statements.
The Company expects to incur significant operating losses for the foreseeable future as it continues its research and development efforts, seeks to obtain regulatory approval of its product candidates and pursues any future product candidates the Company may develop.
Until such time as the Company can generate significant revenue from product sales, or other commercial revenues, if ever, or through licensing and/or collaboration agreements for its rare disease or oncology product candidates, the Company will seek to finance its operations through a combination of public or private equity or debt financings or other non-dilutive
sources.
Summary of significant accounting policies
a) Revenue
The Company’s ordinary business activities are the development of product candidates to key clinical milestones and either strategically partnering them or further developing such product candidates through regulatory approval and potentially commercialization. The Company may enter into a range of different agreements with third parties, including but not limited to: (i) licensing agreements where the global rights to a product candidate are licensed to a partner; and (ii) collaboration agreements where rights to a product candidate are licensed to a partner but the Company retains certain rights, for example to further develop or commercialize the product candidate in specified geographical territories. Under both licensing and collaboration agreements, rights to product candidates are provided to a partner typically in exchange for consideration in the form of upfront payments and/or development, regulatory, commercial or other similar milestones, and royalties on commercial sales, should regulatory approval be obtained for the product candidates. Where the Company has performed significant development activities for its product candidates, income from agreements with third parties are considered to be proceeds derived from the Company’s ordinary activities and therefore represent revenue within the scope of IFRS 15, Revenue from Contracts with Customers.
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

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company does not currently have any approved product candidates. Accordingly, no commercial sales revenue was generated during the year.
Intangible assets
out-licensed
under a license or collaboration agreement are recorded within “Cost of revenue” in the Company’s consolidated statement of comprehensive (loss)/income based on an allocation of cost or value of the rights that have been out-licensed.
Payments to third parties arising as a direct consequence of the income recognized are also recorded within “Cost of revenue” in the Company’s consolidated statement of comprehensive (loss)/income.
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
Expenditure on R&D activities that do not meet the criteria for capitalization, including ongoing costs associated with acquired intellectual property rights and intellectual property rights generated internally by the Company, is recognized in the consolidated statement of comprehensive (loss)/income as incurred. Intellectual property and in-process
R&D from asset acquisitions are recognized as intangible assets at cost.
c) Taxation
Tax expense recognized in the consolidated statement of comprehensive (loss)/income comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.
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
Amounts receivable in respect of research and development tax credits are recognized in the consolidated financial statements provided there is sufficient evidence that the amounts are recoverable. These credits are recognized within income tax in the consolidated statement of comprehensive (loss)/income.
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

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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
Transactions in foreign currencies are initially recorded by the Company at the rate prevailing on the date the transaction first qualifies for recognition. Differences arising on settlement or translation of monetary items as well as gains or losses on the re translation of foreign currency balances at the
period-end
are recognized in the consolidated statement of comprehensive (loss
)/income.
The results and financial position of subsidiaries that have a functional currency different from the presentational currency of the Company are translated into the presentational currency (pound sterling). The assets and liabilities of such entities are translated into pound sterling at the rate of exchange prevailing at the balance sheet date. Income and expenses are translated at the average rate for the period, which approximates the exchange rates at the dates of the transactions. Fair value adjustments arising on acquisition of such entities are treated as assets and liabilities of the relevant entity and translated into pound sterling at the closing rate. The exchange differences arising on translation for consolidation are recognized in other comprehensive (loss)/income.
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

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of comprehensive (loss)/income when the asset is derecognized.
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
interest in the acquired business.
The consideration transferred is measured at fair value at the date of acquisition. The excess of the consideration transferred over the fair value of net identifiable assets of the business acquired is recorded as goodwill, unless the amount of consideration transferred is less than the fair value of net identifiable assets of the business acquired in which case the difference is recognized directly in the consolidated statement of comprehensive (loss)/income as a bargain purchase. A valuation is performed of assets and liabilities assumed on each acquisition accounted for as a business combination based on the best estimate of fair value.
Where the settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value. Contingent consideration is classified either as equity or a financial liability and is recognized at fair value on the acquisition date. Amounts classified as a financial liability are subsequently remeasured to fair value in accordance with IFRS 9 (Financial Instruments), with changes in fair value recognized in the consolidated statement of comprehensive (loss)/income as an administrative expense.
Directly attributable acquisition-related costs are expensed as incurred within the consolidated statement of comprehensive (loss)/income.
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

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The initial classification into a primary measurement category depends on the nature and purpose of the financial asset.

For short-term investments, interest income and impairment gains or losses are recognized directly in the consolidated statement of comprehensive income. The difference between cumulative fair value gains or losses and the cumulative amounts recognized in the consolidated statement of comprehensive (loss)/income is recognized in other comprehensive income until derecognition, when the amounts in other comprehensive income are reclassified to the consolidated statement of comprehensive (loss)/income.
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
Convertible loan notes
Convertible loan notes are regarded as compound instruments consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using a discount rate for an equivalent liability without the conversion feature. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The difference between the proceeds from the issue of the convertible loan note and the fair value assigned to the liability component is included in equity and not subsequently remeasured. Upon conversion, the amount initially recognized in “Other capital reserves” will be transferred to “Share premium.”
Financial liabilities
All financial liabilities are measured subsequently at amortized cost using the effective interest method or at FVTPL.
Borrowings (including interest-bearing loans) are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Under the effective interest method, amortization is included as a finance cost in the consolidated statement of comprehensive (loss)/income.
Non-substantial
modifications to financial liabilities are measured at amortized cost with the associated gain or loss recognized in the consolidated statement of comprehensive (loss)/income. The gain or loss is computed as the difference between the original contractual cash flows and the modified cash flows, discounted at the original effective interest rate. For substantial modifications, the existing financial liability is derecognized and a new financial liability is established.
Borrowings are derecognized from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The warrant instruments are recorded at fair value, with changes in the fair value recognized in the consolidated statement of comprehensive (loss)/income, where the terms of the warrant instruments allow for cashless exercise.
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

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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
Impairment losses are recognized in the consolidated statement of comprehensive (loss)/income in expense categories consistent with the function of the impaired asset.
An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive (loss)/income unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.
l) Cash and short-term deposits
Cash and short-term deposits in the balance sheet comprise cash at banks and on hand along with short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.
m) Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the consolidated statement of comprehensive (loss)/income net of any reimbursement.
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

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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
Incentives in the form of shares are provided to employees and non-executive
directors under various plans (
see
Note 26).
In accordance with IFRS 2 Share-based Payments (“IFRS 2”), charges for these incentives are expensed through the consolidated statement of comprehensive (loss)/income on a straight-line basis over their vesting period, based on the Company’s estimate of shares that will eventually vest. The total amount to be expensed is determined by reference to the fair value of the options or awards at the date they were granted. For LTIP shares, the fair value on grant date excludes the impact of any non-market
vesting conditions, which are taken into account by adjusting the number of equity instruments included in the measurement of the share-based payment transaction and are adjusted each period until such time as the equity instruments vest.
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
q) Employee Benefit Trust
The Company operates an Employee Benefit Trust (“EBT”), the Mereo BioPharma Group plc Employee Benefit Trust.
The EBT holds ADS’s to satisfy the exercise of options under the Company’s share-based incentive schemes (
see
Note 26). The EBT is a Jersey-based trust which was initially funded by a loan from the Company, which it utilized to purchase shares in sufficient quantity to fulfill the envisaged awards. The Company will issue ordinary shares to a custodian for conversion by a depositary bank to ADS’s and delivery to the EBT. These ordinary shares will be deducted from the shareholders’ funds on the consolidated balance sheet at their nominal value.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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
Judgments
a) Revenue
Judgment is required to determine the appropriate accounting for the license and collaboration agreement with Ultragenyx Pharmaceutical, Inc. (“Ultragenyx”). Management has determined that the upfront proceeds from the license and collaboration agreement represent proceeds from the Company’s ordinary business activities and, therefore, represent revenue within the scope of IFRS 15, Revenue from Contracts with Customers. Judgment is also required to determine the portion of the carrying amount of the intangible asset to derecognize, relative to the value retained, as a result of the license and collaboration agreement with Ultragenyx.
b) Impairment of intangible assets and property, plant and equipment
An assessment was made in respect of indicators of impairment in the carrying value of the Company’s intangible assets (see Note 14), right-of-use
assets, leasehold improvements, office equipment and IT equipment as at December 31, 2022.
If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is recognized as an impairment in the consolidated statement of comprehensive (loss)/income. The assessment of intangible assets involves a number of significant judgments regarding the likelihood of successful product approval, the costs of attaining approval, the estimated useful life of intangible assets following commercialization and the subsequent commercial profitability of the product once approved.
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
right-of-use
assets in a similar economic
environment.
The incremental borrowing rate for the current lease portfolio was determined based on relevant and available information as the interest rate implicit in the lease arrangements cannot be readily determined.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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
In August 2020, a lease for office space was modified to reduce the size of the office space leased. At the time of this lease modification, judgment was applied in determining the new lease term and remeasuring the lease liability by discounting the revised lease payments using a revised incremental borrowing rate. The lease expired in August 2022.
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
b) Fair value of financial instruments
As part of the private placement transaction (
see
Note 19), the Company performed a valuation of the fair value of the identified financial instruments including the embedded derivative and the warrants on the transaction date and the general meeting date. For qualifying financial instruments, the fair value is reassessed at each balance sheet date. Specific consideration was applied to the estimation of implied share price on the transaction date, the volatility, credit spread and discount rate (see Note 24).
c) Contingent consideration
The Company makes a provision for the estimated fair value of amounts payable to the former shareholders of Mereo BioPharma 5, Inc. under the Contingent Value Rights Agreement (“CVR”), which is accounted for as a contingent consideration liability.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

At December 31, 2022, the Company estimates the fair value of the contingent consideration liability to be £nil (2021: nil). Total potential payments under the CVR on a gross, undiscounted basis, are approximately £58.6 million ($80.0 million).
The estimated contingent consideration payable is based on a risk-adjusted, probability-based scenario. Under this approach the likelihood of future payments being made to the former shareholders of Mereo BioPharma 5, Inc. under the CVR is considered. The estimate could materially change over time in line with the development plan and potential subsequent commercialization of the product.
4. Changes in accounting policies
a) New standards, interpretations and amendments adopted from January 1, 2022
In the current year, the Company has applied the below amendments to IFRS issued by the IASB that are effective for an annual period that begins on or after January 1, 2022. Their adoption has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements:

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
Effective January 1, 2023

•	Amendments to IFRS 17 – Insurance Contracts
•	Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction
•	Amendments to IAS 8 – Definition of accounting estimates
•	Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of accounting policies
Effective January 1, 2024

•	Amendments to IAS 1 – Classification of liabilities as current or non-current
•	Amendments to IAS 1 – Non-current liabilities with covenants
•	Amendments to IFRS 16 – Lease liability in a sale and leaseback
The Company does not expect the adoption of these IFRS amendments will have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. Group information
Information about subsidiaries
The consolidated financial statements of the Company include:

Name	Principal activities	Country of incorporation	% Equity interest December 31, 2022	% Equity interest December 31, 2021
Mereo BioPharma 1 Limited	Pharmaceutical R&D	UK	100	100
Mereo BioPharma 2 Limited	Pharmaceutical R&D	UK	100	100
Mereo BioPharma 3 Limited	Pharmaceutical R&D	UK	100	100
Mereo BioPharma 4 Limited	Pharmaceutical R&D	UK	100	100
Mereo BioPharma Ireland Limited	Pharmaceutical R&D	Ireland	100	100
Mereo BioPharma 5, Inc.	Pharmaceutical R&D	US	100	100
Navi Subsidiary, Inc.	Pharmaceutical R&D	US	100	100
Mereo US Holdings, Inc.	Holding Company	US	100	100
Mereo BioPharma Group plc Employee Benefit Trust	Employee share scheme	Jersey	—	—
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
6. Revenue
The Company recognized upfront proceeds of £36.5 million ($50.0 million) from the license and collaboration agreement with Ultragenyx for setrusumab as revenue in the year ended December 31, 2021. The variable consideration relating to future milestones and sales royalties will be recognized in the consolidated statement of comprehensive (loss)/income when the milestones are achieved or the underlying commercial sales are made, in the event regulatory approval is achieved.
As a consequence of the license and collaboration agreement with Ultragenyx and in accordance with terms of the 2015 asset purchase with Novartis, the Company made a payment to Novartis of £7.2 million ($10.0 million). The payment included a deduction for costs of £2.4 million which was deferred and will be recognized in the consolidated statement of comprehensive (loss)/income when the associated costs are incurred. In the year ended December 31, 2022, £0.9 million (2021: £1.1 million) of these deductions were recognized within “Cost of revenue” in the consolidated statement of comprehensive (loss)/income. As of December 31, 2022
,
the remaining balance to be recognized of £0.3 million (2021: £1.3 million) is included within “Other liabilities” in the consolidated balance sheet. See Note 13 for additional details.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. (Loss)/profit before tax
(Loss)/Profit before tax is stated after charging:

	Year ended December 31,
	2022 £’000s	2021 £’000s	2020 £’000s
Fees payable to the Company’s Auditor for the audit of the consolidated accounts	371	358	449
Fees payable to the Company’s Auditor for other services:
Audit of subsidiary accounts	49	46	49
Audit related assurance services	59	57	318
Gain on modification of lease	–	–	(957)
Income from sub-lease	–	–	(646)
Depreciation of right-of-use assets	583	570	1,531
Depreciation (excluding right-of-use assets)	144	72	68

Gain on modification of lease,
sub-lease
income and transaction costs associated with lease modification are included within administrative expenses within the consolidated statement of comprehensive income/(loss).
8. Employees

Total compensation costs for persons employed by the Company (including Directors) during the year was:

	Year ended December 31,
	2022 £’000s	2021 £’000s	2020 £’000s
Included in research and development expenses:
Salaries	4,590	4,126	3,046
Social security costs	456	402	397
Pension contributions	78	73	66
Share-based payment expenses	1,083	1,210	446
Included in administrative expenses:
Salaries	4,478	3,763	4,832
Social security costs	606	418	681
Pension contributions	124	99	89
Share-based payment expenses	2,779	2,092	1,112

Total	14,194	12,183	10,669

Total compensation costs for Directors during the year was:

	Year ended December 31,
	2022 £’000s	2021 £’000s	2020 £’000s
Salaries and fees	534	810	1,114
Benefits in kind	9	9	14
Pension contributions	42	58	61
Bonus	226	239	538

Total	811	1,116	1,727

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

During 2022, one Director was a member of a defined contribution pension scheme (2021: one
;
 2020: one). Further details concerning the remuneration of key management personnel is included in Note 27.
9. Other income/expenses and adjustments
Finance income

	Year ended December 31,
	2022 £’000s	2021 £’000s	2020 £’000s
Bank interest earned	696	1	5
Gain on short-term investments	—	—	39

Total	696	1	44

Finance costs

	Year ended December 31,
	2022 £’000s	2021 £’000s	2020 £’000s
Interest on convertible loan notes	(2,660)	(3,549)	(2,241)
Interest on bank loan	—	—	(2,900)
Interest on lease liabilities	(209)	(227)	(1,085)
Discounting of provision on deferred cash consideration	(451)	(225)	(157)
Other	(41)	(21)	—

Total	(3,361)	(4,022)	(6,383)

Changes in the fair value of financial instruments

	Year ended December 31,
	2022 £’000s	2021 £’000s	2020 £’000s
Changes in the fair value of warrants – private placement	7,593	39,535	(45,977)
Changes in the fair value of warrants – bank loan	212	504	(714)
Changes in the fair value of embedde d derivative	—	—	(63,158)

Total	7,805	40,039	(109,849)

Other income and expenses
In February 2022, the Company received a milestone payment of $2.0 million (£1.5 million) under the Navi License Agreement with OncXerna. An associated payment was made to the former shareholders of Mereo BioPharma 5, Inc. under the Contingent Value Rights Agreement (“CVR”) of a total of $0.9 million (£0.7 million), after deductions of costs, charges and expenditures, which resulted in other income, net of £0.8 million.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. Taxation

	Year ended December 31,
	2022 £’000s	2021 £’000s	2020 £’000s
UK corporation tax R&D credit	1,296	—	2,822
Tax credit/(charge)	601	(1,516)	—

Total	1,897	(1,516)	2,822

U.K. income tax
The Company is entitled to claim tax credits in the United Kingdom under the U.K. R&D small or medium-sized
enterprise (“SME”) scheme, which provides additional taxation relief for qualifying expenditure on R&D activities, and includes an option to surrender a portion of tax losses arising from qualifying activities in return for a cash payment from HM Revenue & Customs (“HMRC”).
U.S. income tax
During the year-ended December 31, 2022, the Company received £0.8 million related to Alternative Minimum Tax (“AMT”) credits, previously recognized as other taxes recoverable within the consolidated balance sheet. The Company generates R&D tax credits for U.S. federal and state purposes. In respect of these R&D tax credits, no deferred tax assets have been recognized in any periods presented. As of December 31, 2022, the Company had an uncertain tax position of £3.1 million, representing approximately 20% of these historic R&D tax losses claimed.
Reconciliation of effective tax rate

	Year ended December 31,
	2022 £’000s	2021 £’000s	2020 £’000s

(Loss)/profit on ordinary activities before income tax	(36,093)	14,241	(166,450)
Tax on profit at standard U.K rate of 19%	6,857	(2,706)	31,626
Expenses not deductible for income tax purposes (permanent differences)	(965)	(708)	(13,270)
Income not taxable	12	78	4
Temporary timing differences	—	(65)	—
R&D relief uplift	558	1,435	1,214
Losses (unrecognized)	(4,810)	(345)	(14,479)
Foreign tax	422	505	184
Differences in overseas tax rates	323	286	261
Derecognition of deferred tax	—	—	(2,686)
Effects of carryback loss relief	(649)	—	—
Adjustments in respect of prior years	612	—	—
Other	(463)	4	(32)

Tax credit/(charge) for the year	1,897	(1,516)	2,822

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Deferred tax
The analysis of unrecognized deferred tax is set out below:

	Year ended December 31,
	2022 £’000s	2021 £’000s	2020 £’000s
Losses	47,209	44,683	37,021
Loan relationships	443	73	421
U.S tax credits	12,206	10,557	9,880
R&D capitalization	3,001	—	—
Fixed assets	—	—	414
Share options	434	151	55
Other U.S deferred tax	—	31	86
Other	—	—	137
Temporary differences	51	56	18

Net deferred tax asset (unrecognized)	63,344	55,551	48,032

The analysis of recognized deferred
tax
is set out below:

	At January 1, 2022	Recognized in income	At December 31, 2022
Deferred tax liabilities
Intangible asset and right-of-use asset	(20)	(156)	(176)
Deferred tax asset
Net operating losses and lease liability	20	156	176

Net deferred tax asset/(liability)	—	—	—

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
The standard rate of corporation tax applied to the reported profit/(loss) before tax is 19% (2021: 19%). The Finance Act 2021, which was substantively enacted on May 24, 2021, included provisions to increase the standard rate of U.K. corporation tax from

19
% to
25
%, effective from April 1, 2023. As a result, U.K. deferred tax assets and liabilities have been measured at a rate of
25
%.
At December 31, 2022, the Company had U.K. tax losses to be carried forward of approximately £125.8 million.
U.S. deferred tax
U.S. deferred tax assets and liabilities are calculated at a blended rate of approximately 21%.
For Mereo BioPharma 5, Inc, with respect to accumulated tax losses carried forward prior to its acquisition by the Company, there is a change of control restriction which will limit the amount available in any one year.
At December 31, 2022, the Company had U.S. federal tax losses to be carried forward of approximately £74.6 million, of which £67.7 million can be carried forward indefinitely and £6.9 million which will begin to expire in 2023. At December 31, 2022, the Company had U.S. state tax losses to be carried forward of approximately £4.0 million which begin to expire in 2027
.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. Earnings per share
Basic profit/(loss) per share is calculated by dividing the profit/(loss) attributable for the year to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is based on dividing the loss
attributable for the year, adjusted for the effect of diluted ordinary shares, by ordinary share equivalents, which includes the weighted average number of ordinary shares outstanding and the effect of dilutive ordinary share equivalents.

	Year ended December 31,
	2022	2021	2020
Numerator – Basic earnings per share (£’000s):
(Loss)/profit attributable to equity holders of the parent	(34,196)	12,725	(163,628)

Denominator – Basic earnings per share:
Weighted average number of ordinary shares	603,196,403	527,818,648	338,953,141
(Loss)/profit per share – basic (£)	(0.06)	0.02	(0.48)

Numerator – Diluted earnings per share (£’000s):
(Loss)/profit attributable to equity holders of the parent	(34,196)	12,725	(163,628)
Effect of dilutive ordinary shares	—	(38,523)	—
Numerator – Diluted earnings per share	(34,196)	(25,798)	(163,628)

Denominator – Diluted earnings per share:
Number of ordinary shares used for basic earnings per share	603,196,403	527,818,648	338,953,141
Weighted average effect of dilutive ordinary shares	—	27,457,163	—
Weighted average number of diluted ordinary shares outstanding	603,196,403	555,275,811	338,953,141
Loss per share – diluted (£)	(0.06)	(0.05)	(0.48)
For the years ended December 31, 2022 and 2020, share options, convertible loan notes and warrants were anti-dilutive as they would have decreased the loss per share and were excluded from the calculation of diluted loss per share. Therefore, the weighted average shares outstanding used to calculate both the basic and diluted loss
per share was the same. For the year ended December 31, 2021, the effect of dilutive ordinary shares, net of the current year tax charge, is related to Company’s outstanding warrants.
Share options and convertible loan notes were anti-dilutive for the same year.
12. Property, plant and equipment

	Right-of-use asset (buildings)	Right-of-use asset (equipment)	Leasehold improvements	Office equipment	IT equipment	Total
Cost of valuation
At January 1, 2022	2,903	295	557	173	180	4,108
Additions	—	—	—	7	3	10
Disposals	(451)	(300)	—	(16)	(10)	(777)
Currency translation effects	13	5	—	—	—	18

At December 31, 2022	2,465	—	557	164	173	3,359

Depreciation
At January 1, 2022	(1,025)	(231)	(124)	(69)	(129)	(1,578)
Disposals	451	300	—	16	10	777
Depreciation for the year	(514)	(69)	(95)	(23)	(26)	(727)

At December 31, 2022	(1,088)	—	(219)	(76)	(145)	(1,528)

Net book value
At January 1, 2022	1,878	64	433	104	51	2,530

At December 31, 2022	1,377	—	338	88	28	1,831

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Right-of-use asset (buildings)	Right-of-use asset (equipment)	Leasehold improvements	Office equipment	IT equipment	Total
Cost of valuation
At January 1, 2021	1,848	1,169	164	71	132	3,384
Additions	923	—	393	109	48	1,473
Lease modification	133	30	—	—	—	163
Disposals	—	(868)	—	(7)	—	(875)
Currency translation effects	(1)	(36)	—	—	—	(37)

At December 31, 2021	2,903	295	557	173	180	4,108

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Depreciation
At January 1, 2021	(531)	(1,023)	(85)	(65)	(107)	(1,811)
Disposals	—	868	—	7	—	874
Depreciation for the year	(494)	(76)	(39)	(11)	(22)	(642)

At December 31, 2021	(1,025)	(231)	(124)	(69)	(129)	(1,578)

Net book value
At January 1, 2021	1,318	146	79	6	25	1,573

At December 31, 2021	1,878	64	433	104	51	2,530

In August 2022, the Company’s lease for office space in Redwood City, California expired, and certain equipment was
disposed
.
In June 2021, the Company entered into a new lease agreement for additional office space in London, UK. The Company also extended the lease term of the existing office space, which resulted in the modification of the right-of-use asset.
The Company leases office space and equipment for use in
administrative and
research and development activities. In the year-ended December 31, 2022, the Company made lease payments of £0.9 million (2021: £0.7 million). The maturity of lease liabilities as of December 31, 2022 are as follows:

	Within 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
	£’000s	£’000s	£’000s	£’000s	£’000s
Maturity of lease liabilities	466	1,072	150	—	1,688
Further details on the movements within lease liability are included in Note 23
.
13. Intangible assets

Acquired development programs
£’000s
Cost
At January 1, 2021	33,005

At December 31, 2021	33,005
At December 31, 2022	33,005

Revisions to estimated value
At January 1, 2021	(1,357)

Revision to estimated value	2,373
Out-license of intangible asset	(9,457)

At December 31, 2021	(8,441)

Revision to estimated value	(448)

At December 31, 2022	(8,889)

Net book value
At December 31, 2021	24,564

At December 31, 2022	24,116

The Company’s strategy is to acquire and develop clinical-stage development programs for the treatment of rare diseases.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

Refer to Note 3 for additional information.
In October 2017, the Company acquired the exclusive license for alvelestat and included the option to acquire certain assets from AstraZeneca AB (“AstraZeneca”). On that date the fair value of alvelestat was measured at £7.2 million, which consisted of upfront cash and equity payments as well as deferred cash and equity consideration. The provision for deferred cash consideration is re-measured
to fair value at each balance sheet date and recognized as an increase to, or reduction of, the intangible asset. During the year, the provision for deferred cash consideration has decreased by
£0.4 million (2021: increase of £2.4
million) due to changes in estimated timelines and the probability of contractual milestones being achieved. Refer to Note 18 and Note 24 for additional information.
During the year the Company did not revise the value of any other intangible assets. As the intangible assets remain under development, no amortization charge has been recognized (2021: £nil).
14. Impairment testing of acquired development programs not yet available for use
Acquired development programs not yet available for use are assessed annually for impairment. The carrying amount of acquired development programs is as follows:

	December 31,
	2022	2021
	£’000s	£’000s
BPS-804 /UX143 (setrusumab)	2,159	2,159
MPH-966 (alvelestat)	7,760	8,208
BGS-649 (leflutrozole)	9,886	9,886
BCT-197 (acumapimod)	4,311	4,311

Total	24,116	24,564

The Company considers the future development costs, the probability of successfully progressing each program to product approval and the likely commercial returns after product approval, among other factors, when reviewing for indicators of impairment. The results of this testing did not indicate any impairment of the acquired products’ rights for the year ended December 31, 202
2
. Management believes that the likelihood of a materially different outcome using different assumptions is remote.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

•
Discount rates – the discount rate is estimated on a pre-tax basis reflecting the estimated cost of capital of the

Company and is applied consistently across each of the acquired development programs. The cost of capital was determined to be
15.0% (2021: 12.0%).

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
15. Other receivables

	December 31,
	2022	2021
	£’000s	£’000s
Lease deposits	293	408
VAT recoverable	362	387
Other	107	624

Total	762	1,419

16. Cash and short-term deposits

	December 31,
	2022	2021
	£’000s	£’000s
Cash	5,230	93,727
Short-term deposits	51,104	569

Total	56,334	94,296

Short-term deposits are available immediately or within 90 days and earn interest at the respective short-term deposit rates.
17. Trade and other payables

	December 31,
	2022	2021
	£’000s	£’000s
Trade payables	2,886	2,285
Social security and other taxes	167	190
Other payables	25	24

Total	3,078	2,499

Trade and other payables are
non-interest
bearing and have an average term of one month.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18. Provisions

	December 31,
	2022	2021
	£’000s	£’000s
Social security contribution on vested share options	9	—
Provision for deferred cash consideration	4,634	4,123
Restructuring	179	—

Total	4,822	4,123

Current	4,822	2,803
Non-current	—	1,320

	Social security contribution on vested share options	Deferred cash consideration	Restructuring
At January 1, 2021	109	1,525	—
Arising/(released) during the year, net	(109)	—	—
Increase in provision due to the unwinding of the time value of money	—	225	—
Increase in provision due to a change in estimates relating to timelines and probabilities of contractual milestones being achieved (revision to intangible asset, see Note 13)	—	2,373	—

At December 31, 2021	—	4,123	—

Arising/(released) during the year, net	9	—	179
Increase in provision due to the unwinding of the time value of money	—	451	—
Increase in provision due to changes in foreign exchange rates	—	508	—
Decrease in provision due to a change in estimates relating to timeline and probabilities of contractual milestones being achieved (revision to intangible asset, see Note 13)	—	(448)	—

At December 31, 2022	9	4,634	179

The provision for social security contributions on share options is calculated based on the number of vested options outstanding at the reporting date that are expected to be exercised. The provision is based on the estimated taxable gain arising on exercise of the share options, using the best estimate of the market price at the balance sheet date
.
The deferred cash consideration is the estimate of the quantifiable but not certain future cash payment obligations due to AstraZeneca for the acquisition of certain assets
(see
Note 13). This

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

provision is calculated as the risk-adjusted net present value of future cash payments to be made by the Company. The payments are dependent on reaching certain milestones based on the commencement and outcome of clinical trials. The likelihood of achieving such milestones is reviewed at the balance sheet date and increased or decreased as appropriate.
In October 2022, the Company announced an updated operating plan, including a targeted reduction in the employee base of up to 40
% and a significant reduction in other costs. In connection with the implementation of the operating plan, restructuring costs primarily relating to employee severance and other termination benefits of £0.2 million were paid during the year and as of December 31, 2022, the remaining provision is £0.2 million.
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
 30,
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
During the year ended December 31, 2022, the Company issued and allotted 40,020,280 ordinary shares
(2021: 40,397,976 ordinary shares)
at a price of £0.174 per share on conversion of Loan Notes. As of December 31, 2022, Loan Notes in an aggregate principal amount of £6.2 million (2021:
£12.4
million) remain outstanding.
Warrants
Participants in the private placement transaction received conditional warrants to subscribe for further ordinary shares in an aggregate number equal to 50 percent of both the ordinary shares purchased and the ordinary shares issuable upon conversion of the Loan Notes. A total of 161,048,366 Warrants were issued. The fair value of the warrants at inception was £4.1 million.
The Warrants have an exercise price of £0.348 per share and are exercisable at any time until their expiry
o
n June 30, 2023. The Warrants can be exercised for cash or on a cashless basis at the discretion of the warrant holder. Certain Warrants outstanding at the expiry date may be converted into Tranche 2 Notes, with an expiry date of up to seven years from conversion, and do not bear interest. See Note 20.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Loan Notes and the Warrants were recognized as separate financial instruments. Transaction costs directly attributable to the private placement transaction were apportioned across the ordinary shares, Loan Notes and Warrants.
20. Warrant liability

	December 31,
	2022	2021
	£’000s	£’000s
At January 1	8,336	50,775
Issued during the year	—	—
Settled during the year	—	(2,400)
Fair value changes during the year	(7,805)	(40,039)

At December 31	531	8,336

The change in fair value of the warrant liability represents an unrealized gain in the years ended December 31, 2022 and 2021.
Warrants – private placement
As a part of the private placement transaction on June 3, 2020, the participating investors received conditional warrants entitling them to subscribe for an aggregate of 161,048,366 ordinary shares in the Company. The warrants were conditional on certain Resolutions being passed at the Company’s general meeting on June 30, 2020. On the passing of the Resolutions, the warrants entitled the investors to subscribe for ordinary shares at an exercise price of £0.348 per warrant and are exercisable until June
 30,
2023. The warrants are classified as liabilities as the Company does not have an unconditional right to avoid redeeming the instruments for cash. The fair value of the warrant liability was £0.4 million as of December 31, 2022 (£8.0 million as of December 31, 2021). The change in the fair value of £7.6 million was recognized as a gain in the consolidated statement of comprehensive (loss)/income. During the year-ended December 31, 2022, no warrants were exercised (2021: 15,414,626). Refer to Note 22 for details of the warrant exercises.
Warrants – bank loan
As of December 31, 2022 and 2021, the former lenders of the Company have warrants outstanding to purchase a total of 1,243,908 ordinary shares at an exercise price of £2.95 per share exercisable until August 2027 and a total of
 1,243,908
ordinary shares at an exercise price of
$0.4144
per share exercisable until October 2028.
At December 31, 2022, the fair value of these warrants were £0.1 million (2021: £0.3 million). There were no warrants exercised during the year ended December 31, 2022

(2021: nil).
Total outstanding warrants
At December 31, 2022, a total of 147,431,351 warrants are outstanding (2021: 147,431,351). The warrants outstanding are equivalent to 24% of the issued ordinary share capital of the Company (2021: 25%).
The following table lists the weighted average inputs to the models used for the fair value of warrants:

	December 31,
	2022	2021
Expected volatility (%)	95	75
Risk-free interest rate (%)	3.99	0.9
Expected life of warrants (years)	0.5	1.5
Market price of ADS ($)	0.75	1.60
Model used	Black-Scholes	Black-Scholes

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21. Convertible loan notes

	December 31,
	2022	2021
	£’000s	£’000s
Novartis Loan Note	4,449	3,771
Loan Notes – private placement	6,636	10,613

Total	11,085	14,384

Current	11,085	—
Non-current	—	14,384
Novartis Loan Note
On February 10, 2020, the Company entered into a convertible equity financing with Novartis Pharma (AG) (“Novartis”) under which Novartis purchased a £3.8 million convertible loan note (the “Novartis Loan Note”).
The Novartis Loan Note is convertible at the discretion of the holder, at a fixed price of £0.265 per ordinary share and bears an interest rate of 6% per annum with a maturity date of February
 10,
2023. In connection with the Novartis Loan Note, the Company issued 1,449,614 warrants which are exercisable until February 2025 at an exercise price of £0.265.

Refer to Note 28 for additional information.
Loan Notes – private placement
The initial issuance of Loan Notes in an aggregate principal amount of £40.5 million were issued on June 3, 2020 and formed part of the private placement transaction (
see
Note 19) were classified as a financial liability on initial recognition.
Non-closely
related embedded derivatives relating to the conversion feature, term-extension and change of control features were bifurcated and accounted for at FVTPL, with the debt host contract being measured at amortized cost.
The fair value of the embedded derivative liability was £11.9 million on initial recognition and the fair value of the liability component was £24.4 million (net of transaction costs). In 2020, between initial recognition and the passing of the Resolutions (
see
Note 19), changes in the fair value of the embedded derivative totaling £63.2 million were recognized as an expense in the consolidated statement of comprehensive

(loss)/i
n
come.
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

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	December 31,
	2022	2021
	£’000s	£’000s

January 1	10,613	12,946
Issued	—	—
Interest charge	1,981	2,974
Converted to equity	(5,958)	(5,307)

December 31	6,636	10,613

22. Issued capital and reserves

	Ordinary shares	Ordinary share capital	Share premium
	Number	£’000s	£’000s
As at January 1, 2020	97,959,622	294	121,684

Issued on February 11, 2020	14,295,520	43	2,511
Issued on February 20, 2020	12,252,715	37	2,267
Issued on June 4, 2020	89,144,630	267	15,244
Issued on June 30, 2020	125,061,475	375	21,386
Issued on December 23, 2020	239,179	1	—
Transaction costs for issued share capital	—	—	(1,307)

As at December 31, 2020	338,953,141	1,017	161,785

Issued during the year	245,955,098	738	85,909
Transaction costs for issued share capital	—	—	(234)

As at December 31, 2021	584,908,239	1,755	247,460

Issued during the year	40,020,280	120	6,843

As at December 31, 2022	624,928,519	1,875	254,303

Since January 1, 2020, the following alterations to the Company’s share capital have been made. For each share issuance, ordinary shares of £0.003 in nominal value in the capital of the Company were issued.

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

•	On February 20, 2020, the Company issued and allotted 12,252,715 ordinary shares at a price of £ 0.19 per share. Gross cash received was £ 2.3 million;

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

•
On June 4, 2020, the Company issued and allotted
89,144,630
ordinary shares at a price of £
0.174
per share to investors. Gross cash received was £
15.5
 million. The ordinary shares were in substance issued at a discount to the gross cash received. The fair value of the consideration of the ordinary shares was determined to be £
13.4
 million and therefore the ordinary shares were in substance issued at a discount of £
2.1
 million, which was recorded as a reduction to other reserves (other reserves represent amounts that relate to changes to the Company’s paid up equity and which are not capital reserves) in the consolidated statement of changes in equity. The incremental directly attributable transaction costs in relation to the issue of the ordinary shares were included within share premium;

•	On June 30, 2020, the Company issued and allotted 125,061,475 ordinary shares at a price of £ 0.174 per share to investors on conversion of the Loan Notes. The legal proceeds were £ 21.8 million;

•
On December 23, 2020,
690,205
Warrants (equivalent to
138,041
ADSs) were exercised. This transaction was completed by way of a cashless exercise resulting in
47,835
ADSs being issued at the aggregate nominal value of the ordinary shares underlying the ADSs issued, in place of the exercise price of £
0.348
per ordinary share.

•
On February 12, 2021, the Company issued and allotted
198,375,000
ordinary shares of the Company with a nominal value of £
0.003
at a price of £
0.395
per share, equivalent to
39,675,000
ADS at a price of $
2.726
per ADS, after underwriting discounts and commissions, resulting in proceeds of £
78.4
 million. Transaction costs incurred for the issuance of share capital was £
0.2
 million.

•
During the year ended December 31, 2021,
14,954,491
warrants (equivalent to
2,990,898
ADSs) were exercised by way of a cashless exercise resulting in
4,621,147
ordinary shares (
924,229
ADSs) being issued at the aggregate nominal value of the ordinary shares underlying the ADSs issued, in place of the exercise price of £
0.348
per ordinary share. A further
460,135
warrants (equivalent to
92,027
ADSs) were exercised on a cash basis at the exercise price of £
0.348
, which resulted in aggregate proceeds of £
0.2
 million.

•
On May 4, 2021, the Company issued and allotted
2,100,840
ordinary shares of £
0.003
in nominal value in the capital of the Company at a price of £
0.517
per share to Cancer Focus Fund, as part of a
non-cash,
equity- settled transaction where the Company entered into partnership with Cancer Focus Fund for a Phase 1b/2 study of etigilimab in Clear Cell Ovarian Cancer to be conducted at The University of Texas MD Anderson Cancer Center. The study will be financed by Cancer Focus Fund, in exchange for upfront consideration of $
1.5
 million (£
1.09
million) of the Company’s ordinary shares and additional payments based on the achievement of certain milestones. The Company initially recognized a prepayment of £
1.09
 million with reference to fair value of the ordinary shares granted, of which £
0.2
 million was subsequently recorded in the consolidated statement of comprehensive income/(loss) during the year ended December 31, 2021.

•
During the year ended December 31, 2021, the Company issued and allotted
40,397,976
ordinary shares of £
0.003
in nominal value in the capital of the Company at an exercise price of £
0.174
per share on
non-cash
conversion of Loan Notes.

•
During the year ended December 31, 2022, the Company issued and allotted
40,020,280
ordinary shares of £
0.003
in nominal value in the capital of the Company at an exercise price of £
0.174
per share on
non-cash
conversion of Loan Notes.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Other capital reserves

	Share- based payments	Equity component of convertible loan notes	Other warrants issued	Merger reserve	Other reserves	Total
At January 1, 2020	18,285	—	44	40,818	—	59,147

Share-based payments expense during the year	1,558	—	—	—	—	1,558
Novartis convertible loan note instrument and warrants	—	1,084	—	—	—	1,084
Conversion of Loan Notes	—	—	—	—	33,104	33,104
Reclassification of the embedded derivative	—	33,481	—	—	—	33,481

At December 31, 2020	19,843	34,565	44	40,818	33,104	128,374

Share-based payments expense during the year	3,302	—	—	—	—	3,302
Share options exercised	(119)	—	—	—	—	(119)
Conversion of Loan Notes	—	(1,722)	—	—	—	(1,722)

At December 31, 2021	23,026	32,843	44	40,818	33,104	129,835

Share-based payments expense during the year	3,862	—	—	—	—	3,862
Share options exercised	(82)	—	—	—	—	(82)
Issuance of warrants	—	—	70	—	—	70
Conversion of Loan Notes	—	(1,005)	—	—	—	(1,005)

At December 31, 2022	26,806	31,838	114	40,818	33,104	132,680

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

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Equity component of convertible loan instrument
The convertible loan notes issued to Novartis are a compound instrument consisting of a liability and an equity component. The value of the equity component (cost of the conversion option) as at December 31, 2022 is £1.08 million (December 31, 2021: £1.08 million).
On June 30, 2020, the Loan Notes in an aggregate principal amount of £21.8 million (together with accrued interest) were automatically converted into 125,061,475 ordinary shares. This resulted in £33.5 million recognized in other reserves in equity as a difference between the share capital and share premium recognized on conversion and the carrying value of the embedded derivative financial liability extinguished
(see
Note 19
).
Other warrants issued
The funding arrangements with The
Alpha-1
Project are a compound instrument consisting of a liability and an equity component. In 2022, the Company issued 1,101,683 warrants over ordinary shares and received funding of £0.2 million, of which less than £0.1 million was allocated to the equity component. The total value of the equity component (consideration received for the warrants) as at December 31, 2022 is £
0.1

m
illion (2021: less than £ 0.1 million).
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
Accumulated loss

	Year ended December 31,
	2022 £’000s	2021 £’000s	2020 £’000s
Other reserves	7,401	7,401	5,001
Accumulated losses	(331,164)	(296,968)	(309,693)
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

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

23. Changes in liabilities arising from financing activities

	Lease liability	Novartis Loan Note	Warrant liability	Deferred cash consideration	Loan Notes – private placement	Other	Total
Carrying value at January 1, 2021	1,794	3,196	50,775	1,525	12,946	62	70,298
Financing cash flows	(692)	—	—	—	—	—	(692)
Non-cash changes
Settled during the year	—	—	(2,400)	—	(5,307)	—	(7,707)
Interest expense	230	575	—	206	2,974	18	4,003
Lease addition	910	—	—	—	—	—	910
Lease modification	163	—	—	—	—	—	163
Changes in fair value	—	—	(40,039)	2,373	—	—	(37,666)
Changes in foreign exchange	(29)	—	—	19	—	—	(10)

Carrying value at December 31, 2021	2,376	3,771	8,336	4,123	10,613	80	29,299

Financing cash flows	(937)	—	—	—	—	153	(784)
Non-cash changes
Settled during the year	—	—	—	—	(5,958)	—	(5,958)
Interest expense	209	678	—	451	1,981	19	3,338
Issuance of warrants	—	—	—	—	—	(70)	(70)
Changes in fair value	—	—	(7,805)	(448)	—	—	(8,253)
Changes in foreign exchange	40	—	—	508	—	—	548

Carrying value at December 31, 2022	1,688	4,449	531	4,634	6,636	182	18,120

24. Financial and capital risk management and fair value measurement
Capital risk management
The Company’s objectives when managing capital are to safeguard the ability to continue as a going concern and ensure that sufficient capital is in place to fund the Company’s R&D activities and operations. The Company’s principal methods of adjusting the capital available are through issuing new shares, licensing and/or collaboration agreements or arranging suitable debt financing. The Company’s share capital and share premium are disclosed in Note 22
.
The Company’s convertible loans are disclosed in Note 21
.
The Company monitors the availability of capital with regards to its committed and forecasted future expenditure on an ongoing basis.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company has an Employee Benefit Trust which holds ADSs to satisfy exercises of options under the Company’s share option schemes (see Note 26).
Financial risk management objectives and policies
The Company seeks to maintain a balance between equity capital and convertible debt to provide sufficient cash resources to execute the business plan. In addition, the Company maintains a balance between cash held on deposit and short- term investments in pound sterling and other currencies to reduce its exposure to foreign exchange fluctuations in respect of its planned expenditure.
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
Credit risk
The Company is dependent on a number of third parties for the delivery of its programs and, where required, pays upfront deposits and fees in advance of the delivery of services. The Company considers all of its material counterparties to be creditworthy and the credit risk for each of its major counterparties to be low, but continues to assess credit risk as part of its management of these third-party relationships. The Company’s maximum exposure to credit risk for the components of the balance sheet at December 31, 2022 are the carrying amounts.
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
and long-term forecasts.
The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments at December 31, 2022:

	Within 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
	£’000s	£’000s	£’000s	£’000s	£’000s
Leases	611	1,222	152	—	1,985
Trade and other payables	3,078	—	—	—	3,078
Accruals	4,491	—	—	—	4,491

The Company does not face a significant liquidity risk with regards to its lease liabilities.

The Company may incur potential payments upon achievement of clinical, regulatory and commercial milestones, as applicable, or royalty payments that may be required to be made under

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

	December 31,
	2022	2021
	£’000s	£’000s
Pound sterling	52,812	92,104
U.S. dollars	2,484	2,018
Euro	1,029	165
Swiss francs	9	9

Total	56,334	94,296

The table below shows those transactional exposures that give rise to net currency gains and losses recognized in the consolidated statement of comprehensive income/(loss). Such exposures comprise the net monetary assets and monetary liabilities of the Company that are not denominated in the functional currency of the relevant subsidiary. As at December 31, these exposures were as follows:

	December 31,
	2022		2021

Net foreign currency assets/(liabilities)	£	’000s	£	’000s
U.S. dollars		872		920
Euro		768		(142)
Swiss francs		(179)		9

Total		1,461		787

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The most significant currencies in which the Company transacts, other than pound sterling, are the U.S. dollar and the Euro. The Company also transacts in other currencies as necessary.
The following table illustrates the sensitivity to a 10% weakening or strengthening in the period-end
rate in the U.S.
dollar and the Euro against pound sterling:

December 31, 2022	U.S. dollar	Euro
	£’000s	£’000s

Loss before tax	(79)	(70)
Equity	(79)	(70)

December 31, 2021	U.S. dollar	Euro
	£’000s	£’000s
Profit before tax	(84)	13
Equity	(84)	13
Financial instruments by category

	Fair value through profit or loss December 31,				Amortized cost December 31,
	2022		2021		2022		2021
Financial assets	£	’000s	£	’000s	£	’000s	£	’000s
Cash and short-term deposits		—		—		56,334		94,296
Other receivables		—		—		400		1,032

Total financial assets		—		—		56,734		95,328

Financial liabilities
Provisions		4,634		4,123		187		—
Convertible loan notes		—		—		11,086		14,384
Warrant liability		531		8,336		—		—
Trade and other payables		—		—		2,911		2,309
Accruals		—		—		4,491		3,826
Lease liability		—		—		1,688		2,376

Total financial liabilities		5,165		12,459		20,363		22,895

The carrying values of financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements are approximately equal to their fair values.
Fair value hierarchy

Liabilities measured at fair value	Date of valuation	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		£’000s	£’000s	£’000s	£’000s
Provision for deferred consideration (Note 18)	December 31, 2022	4,634	—	—	4,634
Warrant liability (Note 20)	December 31, 2022	531	—	129	402

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Liabilities measured at fair value	Date of valuation	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		£’000s	£’000s	£’000s	£’000s
Provision for deferred consideration (Note 18)	December 31, 2021	4,123	—	—	4,123
Warrant liability (Note 20)	December 31, 2021	8,336	—	341	7,995
There were no transfers between Level 1 and Level 2 during the years ended December 31, 2022 and 2021.
The following table presents the changes in Level 3 items for the years
ended December 31, 2022 and December 31, 2021.

	Provision for deferred cash consideration	Warrant liability
	£’000s	£’000s
January 1, 2021	1,525	49,930
Settled during the year	—	(2,400)
Unwinding of the time value of money (recognized as a finance cost)	225	—
Change in estimate relating to probabilities (revision to intangible asset, see Note 13)	2,373	—
Change in fair value	—	(39,535)

December 31, 2021	4,123	7,995

Unwinding of the time value of money (recognized as a finance cost)	451	—
Change in foreign exchange rates	508	—
Change in estimate relating to probabilities (revision to intangible asset, see Note 13)	(448)	—
Change in fair value	—	(7,593)

December 31, 2022	4,634	402

The following methods and assumptions were used to estimate the fair values:

•
The fair value of the provision for deferred cash consideration is estimated by discounting future cash flows using rates currently available for debt on similar terms and credit risk. In addition to being sensitive to a reasonably possible change in the forecast cash flows or the discount rate, the fair value of the deferred cash consideration is also sensitive to a reasonably possible change in the probability of reaching certain milestones. The valuation requires management to use unobservable inputs in the model, of which the significant unobservable inputs are disclosed in the tables below. The Company regularly assesses a range of reasonably possible alternatives for those significant unobservable inputs and determines their impact on the total fair value.

•
At December 31, 2022, the Company estimates the fair value of the contingent consideration liability to be £nil. CVR payments of £0.7 million in 2022 and £0.4 million in 2020 were made relating to the Navi milestones received from OncXerna. The estimated contingent consideration payable is based on a risk adjusted, probability-based scenario. Under this approach the likelihood of future payments being made to the former shareholders of Mereo BioPharma 5, Inc. under the CVR arrangement is considered. The estimate could materially change over time as the development plan and subsequent commercialization of the Navi product progresses.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

•
The warrant liability is estimated using a Black-Scholes model, taking into account appropriate amendments to inputs in respect of volatility, remaining expected life of the warrants and rates of interest at each reporting date.

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at December 31, 2022 and 2021 are as follows:

	Valuation technique	Significant unobservable inputs	Input range (weighted average)	Sensitivity of the input to fair value

Provision for deferred cash consideration	Discounted cash flow	WACC	2022: 15%	1% increase/decrease would result in a decrease/increase in fair value by £25,000

		WACC	2021: 12%	1% increase/decrease would result in a decrease/increase in fair value by £31,000

		Probability of success	2022: 40.6%- 81.2%	10% increase/decrease would result in an increase/decrease in fair value by £0.6 million

		Probability of success	2021: 40.6% - 81.2%	10% increase/decrease would result in an increase/decrease in fair value by £0.5 million

Contingent consideration liability	Discounted cash flow	Ongoing uncertainty in the clinical development of the Navi product		Total potential payments future payments relating to the contingent consideration liability on a gross, undiscounted basis are approximately $80 million.

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

Warrant liability related to the private placement	Black-Scholes model	Expected volatility	2022: 95.5%
Volatility was estimated by reference to the 0.4 year historical volatility of the historical share price of the Company, matching the maturity of the instrument. If the volatility is decreased to 91.8% based on 3-month historical volatility, the carrying value of the warrants as of December 31, 202
2
 would decrease to £0.3 million.

		Expected volatility	2021: 75.1%
Volatility was estimated by reference to the 1.4 years historical volatility of the historical share price of the Company, matching the maturity of the instrument. If the volatility is decreased to 67.4% based on 1-year historical volatility, the carrying value of the warrants as of December 31, 2021 would decrease to £6.7 million.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

F-4
6

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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
£0.9 million as of December 31,
2022.
26. Share-based payments
The charge for share-based payments arises across the following schemes:

	Year ended December 31,
	2022	2021	2020
	£’000s	£’000s	£’000s
2019 Equity Incentive Plan	3,149	2,860	922
2019 NED Equity Incentive Plan	713	499	167
2015 Plan	—	—	3
Mereo BioPharma Group plc Share Option Plan	—	68	376
Long Term Incentive Plan	—	(125)	90

Total	3,862	3,302	1,558

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
non-executive
directors.
During the years ended December 31, 2022, 2021 and 2020, market value options were granted to executive directors and employees under the 2019 EIP. Subject to the executive director or employees continued employment, one-fourth
of each such market value option grant shall vest on the first anniversary of the grant date and the remainder shall vest in equal monthly installments over the three-year period following the first anniversary. No performance conditions apply to such market value options.
During the years ended December 31, 2022, 2021 and 2020, market value options were granted to non-executive
directors (“NEDs”) under the 2019 NED EIP. Subject to the NEDs holding their current office (or being otherwise employed) through each applicable vesting date, such awards shall vest in equal monthly installments over a one-year
period following the grant date. No performance conditions apply to such market value options.
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
During the year ended December 31, 2022, deferred restricted stock units (“Deferred RSUs”) under the 2019 NED EIP were granted to NEDs who elected to receive Deferred RSUs over ADSs in lieu of annual cash compensation for the period
commencing February 1, 2022
.
Subject to the continued service of the NEDs, the Deferred RSUs vest in substantially equal monthly installments over the year
. Payment of Deferred RSUs in ADSs will generally be made

days following separation of service.
The number of Deferred RSUs to be granted were determined by dividing the estimated amount of the annual cash compensation by the average
closing trading price of the Company’s ADSs over the most recent
30
trading days as of the grant date.

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, options for the 2019 EIP and 2019 NED EIP and the number of Deferred RSUs for the 2019 NED EIP during the year-ended December 31, 2022:

	2019 EIP		2019 NED EIP
	Options over ADS Number	WAEP $	Deferred RSUs Number	Options over ADS Number	WAEP $
Outstanding at January 1, 2022	3,943,702	2.88	—	421,791	2.90
Granted during the year	4,126,400	1.38	386,144	535,488	1.22
Cancelled during the year	(1,164,197)	1.83	(42,104)	(42,192)	1.01
Forfeited during the year	(48,044)	3.97	—	—
Exercised during the year	—	—	—	—

Outstanding at December 31, 2022	6,857,861	2.15	344,040	915,087	2.00

Exercisable at December 31, 2022	2,082,027	2.95	—	832,584	2.09

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

The weighted average remaining contractual life for the share options outstanding as at December 31, 2022 for the 2019 EIP was 8.4 years (2021: 8.7 years) and for the 2019 NED EIP was 8.5 years (2021: 8.6 years).
The weighted average fair value of options granted during the year was

$
1.20
per ADS (2021: $
2.50
per
ADS). Options outstanding at the end of the year had an exercise price of between
$
0.51
and $
5.40

per ADS
. The weighted average fair value of Deferred RSUs over ADSs granted during the year was $0.99 per ADS
.
The 2015 Plan
Under the Mereo BioPharma Group Limited Share Option Plan (the “2015 Plan”), the Company, at its discretion, granted share options to acquire ordinary shares to
employees, including executive management and NEDs. Share options vest over four years for executive management and employees and over three years for NEDs. No share options were granted during the year under the 2015 Plan and no further share option grants are envisaged.

	2022		2021
	Options Number	WAEP £	Options Number	WAEP £
Outstanding at January 1	8,297,694	1.31	8,923,600	1.32
Forfeited during the year	(423,164)	1.55	(625,906)	1.29

Outstanding at December 31	7,874,530	1.46	8,297,694	1.31

Exercisable at December 31	7,874,530	1.46	8,297,694	1.31

F-4
8

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The weighted average remaining contractual life for the share options outstanding as at December 31, 2022 was 2.6 years (2021: 3.6 years). Options outstanding at the end of the year had an exercise price of between £1.43 and £2.44 per ordinary share
.
The Mereo Share Option Plan
The Mereo Share Option Plan (“Share Option Plan”) provides for the grant of options to acquire ordinary shares to employees, executive directors and executive officers. Options may be granted to all eligible employees on commencement of employment and may be granted on a periodic basis after that. Under the Share Option Plan, the Board of Directors may determine if the vesting of an option will be subject to the satisfaction of a performance condition. Following the introduction of the EIP and NED EIP, no further share option grants under the Share Option Plan are envisaged.
The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, options for the Option Plan during the year:

	2022		2021
	Options Number	WAEP £	Options Number	WAEP £
Outstanding at January 1	1,323,965	3.04	1,411,395	3.14
Forfeited during the year	(770,805)	3.32	(87,430)	3.11

Outstanding at December 31	553,160	3.49	1,323,965	3.04

Exercisable at December 31	553,160	3.49	1,323,965	3.04

The weighted average remaining contractual life for the share options outstanding as at December 31, 2022 was 4.8 years (2021: 5.6 years). Options outstanding at the end of the year had an exercise price of between £3.05 and £3.59 per ordinary share.
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

	2022 Number	2021 Number
Outstanding at January 1	—	482,748
Lapsed during the yea r	—	(482,748)
Outstanding at December 31	—	—

Exercisable at December 31	—	—

F-4
9

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

All LTIP options lapsed during the year ended December 31, 2021. No LTIP options were granted during the years ended December 31, 2021 and 2022 and no further grants are envisaged.
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
The outstanding number of options as at December 31, 2021 was

100,817
all of which were exercisable and had a weighted average life of
0.1 years
. During the year ended December 31, 2022,
22,592
options lapsed (2021: 62,183) and
78,225
options were exercised (2021: nil). There are no options outstanding as at December 31, 2022.
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
Weighted average inputs
The following table includes the weighted average inputs to the models used for the fair value of share options granted during the year ended December 31, 2022:

	2019 EIP	2019 NED EIP
Expected volatility (%)	96	96
Risk-free interest rate (%)	1.83	1.96
Expected life of share options (years)	10	10
Market price of ADSs ($)	1.38	1.22
Model used	Black-scholes	Black-scholes

F-
50

MEREO BIOPHARMA GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

During the year ended December 31, 2022, no grants of share options were issued under any other scheme.
The following table includes the weighted average inputs to the models used for the fair value of share options granted during the year ended December 31, 2021:

	2019 EIP	2019 NED EIP
Expected volatility (%)	97	98
Risk-free interest rate (%)	1.15	1.09
Expected life of share options (years)	10	10
Market price of ADSs ($)	2.83	2.81
Model used	Black-scholes	Black-scholes
During the year ended December 31, 2021, no grants were issued under any other scheme.
The expected volatility inputs for the years ended December 31, 2022 and 2021 reflect the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends.
27. Related party disclosures
Compensation of key management personnel of the Company
The remuneration of key management personnel of the Company is set out below in aggregate:

	Year ended December 31,
	2022	2021	2020
	£’000s	£’000s	£’000s
Short-term benefits	3,699	4,018	4,479
Post-employment benefits	158	173	144
Share-based payment charge	3,043	2,559	875

Total	6,900	6,750	5,498

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period related to key management personnel. In 2022, key management personnel of the Company consisted of the executive director (the Chief Executive Officer), non-executive
directors, and other members of senior executive management (the Chief Financial Officer, the General Counsel, the Chief Portfolio Management and Pipeline Strategy, Chief Business Officer, Chief Scientific Officer, the Chief Patient Access and Commercial Planning, the Senior Vice President Clinical Development, and Senior Vice President and Therapeutic Head).
Employee Benefit Trust
In 2016 the Company set up an Employee Benefit Trust (“EBT”). The EBT holds ADS’s to satisfy the exercise of options under the Company’s share-based incentive schemes
(see
Note 26
).
No funding was loaned to the EBT by the Company during the year ended December 31, 2022 or 2021.
During the years ended December
 31, 2022 and 2021, no ordinary shares were purchased by the EBT. A total of 15,645 ADSs held by the EBT were used in the year-ended December 31, 2022 to satisfy the exercise of options under the Company’s share-based
incentive
schemes (2021: 31,205).
As of December 31, 2022, the EBT holds 200,606 ADSs (2021: 216,251) along with £17,741 in cash (2021: £17,866).
28. Events after the reporting period
On February 10, 2023, the Company amended the Novartis Loan Note, extending the maturity date to February 10, 2025. Pursuant to the amendment and a new warrant instrument, interest accrued to the amendment date was paid in cash and warrants to purchase 2,000,000 ordinary shares at an exercise price of £0.150 per ordinary share were issued and are exercisable until February 10, 2028.

F-5
1